Filed with the Securities and Exchange Commission on December 21, 2020

REGISTRATION NO. 333-248863

REGISTRATION NO. 811-22651

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 1	☒

AND/OR

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 116	☒

(Check appropriate box or boxes)

SEPARATE ACCOUNT NO. 70

OF

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

(Exact Name of Registrant)

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

(Name of Depositor)

1290 Avenue of the Americas, New York, New York 10104

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: (212) 554-1234

SHANE DALY

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

Equitable Financial Life Insurance Company

1290 Avenue of the Americas, New York, New York 10104

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	Immediately upon filing pursuant to paragraph (b) of Rule 485
☐	On May 1, 2020 pursuant to paragraph (b) of Rule 485.
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485.
☐	On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

Units of interest in Separate Account under variable annuity contracts.

Investment Edge® 21.0

A variable annuity contract

Prospectus dated December 21, 2020

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is Investment Edge® 21.0 ?

Investment Edge® 21.0 (“Investment Edge®”) is a variable annuity contract issued by Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”), formerly AXA Equitable Life Insurance Company. The series consists of Investment Edge®, Investment Edge® Select and Investment Edge® ADV. The contract provides for the accumulation of retirement savings. The contract also offers death benefit protection and a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options.

The Investment Edge® Select contract is also available through an exchange program under which certain existing variable annuity contracts issued by the Company (“Prior Contracts”) may be exchanged for this contract. To see a summary comparison of some of the features of Prior Contracts and the Investment Edge® Select contract, see Appendix VII — “Exchange program” later in this Prospectus. See “How you can purchase and contribute to your contract” in “Contract features and benefits” for more information.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. For a state-by-state description of all material variations to this contract, see Appendix III later in this Prospectus. We can refuse to accept any application. We can refuse to accept any contribution from you at any time, including after you purchase the contract.

Our variable investment options are subaccounts of Separate Account No. 70. Each variable investment option, in turn, invests in a corresponding securities portfolio (“Portfolio”) of one of the trusts (the “Trusts”). Below is a complete list of the variable investment options:

Variable investment options

EQ Premier VIP Trust

•	EQ/Aggressive Allocation
•	EQ/Conservative Allocation
•	EQ/Moderate Allocation
•	EQ/Moderate-Plus Allocation

EQ Advisors Trust

•	1290 VT Convertible Securities
•	1290 VT DoubleLine Dynamic Allocation
•	1290 VT DoubleLine Opportunistic Bond
•	1290 VT Equity Income
•	1290 VT GAMCO Mergers & Acquisitions
•	1290 VT GAMCO Small Company Value
•	1290 VT High Yield Bond
•	1290 VT Low Volatility Global Equity

•	1290 VT Micro Cap
•	1290 VT Multi-Alternative Strategies
•	1290 VT Natural Resources
•	1290 VT Real Estate
•	1290 VT Small Cap Value
•	1290 VT SmartBeta Equity
•	1290 VT Socially Responsible
•	EQ/AB Dynamic Moderate Growth
•	EQ/AB Short Duration Government Bond
•	EQ/AB Small Cap Growth
•	EQ/All Asset Growth Allocation
•	EQ/American Century Mid Cap Value
•	EQ/BlackRock Basic Value Equity
•	EQ/ClearBridge Large Cap Growth
•	EQ/ClearBridge Select Equity Managed Volatility
•	EQ/Common Stock Index
•	EQ/Core Bond Index
•	EQ/Emerging Markets Equity PLUS
•	EQ/Equity 500 Index
•	EQ/Fidelity Institutional AM® Large Cap
•	EQ/Franklin Rising Dividends
•	EQ/Intermediate Government Bond
•	EQ/International Equity Index
•	EQ/Invesco Global
•	EQ/Invesco Global Real Estate
•	EQ/Invesco International Growth
•	EQ/Janus Enterprise
•	EQ/JPMorgan Value Opportunities
•	EQ/Large Cap Growth Index
•	EQ/Large Cap Value Index
•	EQ/Lazard Emerging Markets Equity
•	EQ/Loomis Sayles Growth
•	EQ/MFS International Growth
•	EQ/MFS International Intrinsic Value
•	EQ/MFS Technology
•	EQ/MFS Utilities
•	EQ/Mid Cap Index
•	EQ/Money Market
•	EQ/PIMCO Global Real Return
•	EQ/PIMCO Total Return
•	EQ/PIMCO Ultra Short Bond
•	EQ/Small Company Index
•	EQ/T. Rowe Price Growth Stock
•	EQ/T. Rowe Price Health Sciences
•	EQ/Wellington Energy
•	Multimanager Technology

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) — Series II

•	Invesco V.I. Balanced-Risk Allocation
•	Invesco V.I. Health Care
•	Invesco V.I. High Yield
•	Invesco V.I. Small Cap Equity

AB Variable Product Series Fund, Inc. – Class B

•	AB VPS Global Thematic Growth
•	AB VPS Growth and Income
•	AB VPS Small/Mid Cap Value

American Century Variable Portfolios II, Inc. — Class II

•	American Century VP Inflation Protection

American Funds Insurance Series® — Class 4 Shares

•	American Funds Insurance Series® Asset Allocation Fund
•	American Funds Insurance Series® Global Growth Fund
•	American Funds Insurance Series® Global Small Capitalization Fund
•	American Funds Insurance Series® Growth-Income Fund
•	American Funds Insurance Series® International Growth and Income Fund
•	American Funds Insurance Series® New World Fund®

BlackRock Variable Series Funds, Inc. — Class III

•	BlackRock Global Allocation V.I.

Delaware VIP® — Service Class

•	Delaware VIP® Diversified Income Series
•	Delaware VIP® Emerging Markets Series
•	Delaware VIP® Limited-Term Diversified Income Series

Eaton Vance Variable Trust

•	Eaton Vance VT Floating-Rate Income

Federated Hermes Insurance Series — Service Shares

•	Federated Hermes High Income Bond Fund II
•	Federated Hermes Kaufman Fund II

Fidelity® Variable Insurance Products (VIP) — Service Class 2

•	Fidelity® VIP Mid Cap
•	Fidelity® VIP Strategic Income

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

Investment Edge® 21.0

#22327

First Trust Variable Insurance Trust

•	First Trust/Dow Jones Dividend & Income Allocation
•	First Trust Multi Income Allocation

Franklin Templeton Variable Insurance Products Trust — Class 2

•	Franklin Allocation VIP
•	Franklin Income VIP
•	Franklin Mutual Shares VIP
•	Templeton Global Bond VIP

Janus Aspen Series — Service Shares

•	Janus Henderson Balanced Portfolio
•	Janus Henderson Flexible Bond Portfolio
•	Janus Henderson U.S. Low Volatility Portfolio

JPMorgan Insurance Trust — Class 2 Shares

•	JPMorgan Insurance Trust Global Allocation
•	JPMorgan Insurance Trust Income Builder

Legg Mason — Share Class II

•	ClearBridge Variable Aggressive Growth
•	ClearBridge Variable Dividend Strategy

Lord Abbett Series Fund, Inc. — Class VC

•	Lord Abbett Bond Debenture

MFS® Variable Insurance Trusts — Service Class

•	MFS® Investors Trust Series
•	MFS® Research Series
•	MFS® Value Series

PIMCO Variable Insurance Trust — Administrative Class

•	PIMCO Global Bond Opportunities (Unhedged)

PIMCO Variable Insurance Trust — Advisor Class

•	PIMCO CommodityRealReturn® Strategy
•	PIMCO Emerging Markets Bond
•	PIMCO Global Managed Asset Allocation
•	PIMCO Income

Putnam Variable Trust

•	Putnam VT Diversified Income
•	Putnam VT Global Asset Allocation
•	Putnam VT Research Fund

T. Rowe Price Equity Series, Inc.

•	T. Rowe Price Equity-Income Portfolio II

You may allocate amounts to any of the variable investment options. Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect. The contract also includes a dollar cost averaging program that allows for systematic transfers of amounts in the EQ/Money Market variable investment option to other variable investment options.

Types of contracts.  We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.

•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

•	An employer-funded traditional IRA for a simplified employee pension plan (“SEP”) sponsored by the contract owner’s employer.

•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefit; transfer contributions only).

The following contracts are intended for specified post-death payments to beneficiaries, with continuing access to the contract’s account balance:

•	Traditional and Roth Inherited IRA beneficiary continuation contract (“Inherited IRA”) (direct transfer and specified direct rollover contributions only).
•	An inherited NQ beneficiary payout contract (a specific form of NQ contract that we refer to as “Inherited NQ”) (contributions from specified Section 1035 exchanges only).

Not all types of contracts are available with each version of the Investment Edge® series contracts. See “Rules regarding contributions to your contract” in Appendix II for more information.

The Investment Edge ADV® series is available through advisors who charge an advisory fee for their services, and this fee is in addition to contract fees and expenses. If you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

The registration statement relating to this offering has been filed with the SEC. The statement of additional information (“SAI”) dated December 21, 2020 is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC’s website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

Electronic delivery of shareholder reports (pursuant to Rule 30e-3).  Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for portfolio companies available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically from the Company by calling 1-800-789-7771 or by calling your financial intermediary.

You may elect to receive all future reports in paper free of charge. You can inform the Company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035, by sending an email request to EquitableFunds@dfinsolutions.com or by calling your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract.

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you” and “your,” we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

Transfers of ownership, collateral assignments, loans and borrowing	88
About Custodial IRAs	89
Distribution of the contracts	89

Appendices

Definitions of key terms

Account value — Your account value is the total of the values you have in the variable investment options.

Annuitant — The “annuitant” is the person who is the measuring life for determining the contract’s maturity date (if applicable). The annuitant is not necessarily the contract’s owner. Where the owner of the contract is a non-natural person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

Business Day — Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Cash Value — At any time before annuity payments begin, your contract’s “cash value” is equal to the account value plus any accrued but unpaid Breakpoint credit amount, less: (i) as applicable, the total amount or a pro rata portion of the Contract Maintenance Fee, and a pro rata portion of the Return of Premium death benefit charge; and (ii) any applicable withdrawal charges.

Contract Date — The “contract date” is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary — The end of each 12-month period is your “contract date anniversary.” For example, if your contract date is May 1st, your contract date anniversary is April 30th. If the contract date anniversary falls on a non-business day, then the transaction date for any transaction that is scheduled to occur on such anniversary will be the immediately preceding business day.

Contract Year — The “contract year” is the 12-month period beginning on your contract date and each 12-month period after that date.

Free look — If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your “Free look” right under the contract. Your refund will generally reflect any gain or loss in your investment options.

Income Edge payment program — A payment program available for NQ contracts only, which, when elected, will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes. We offer several versions of the Income Edge payment program, each of which is described in detail in this Prospectus:

•	Income Edge — the standard form of Income Edge payment program.

•	Income Edge Early Retirement Option — available for election by contract holders under the age of 59 1/2.

•

Income Edge Beneficiary Advantage — available for election by (a) Investment Edge® NQ contract death beneficiaries and (b) beneficiaries of nonqualified deferred annuity contracts not issued by the Company.

When used in this Prospectus, “Income Edge payment program” refers generally to all forms of Income Edge payment programs, unless we indicate otherwise.

Income Edge Anniversary Date — The anniversary of your Income Edge Effective Date. Your Income Edge Anniversary Date represents the last day of your annual Income Edge payout period.

Income Edge Effective Date — Generally, the date on which we receive your election to begin payments under an Income Edge payment program. However, for Income Edge Beneficiary Advantage, the Income Edge Effective Date is the date by which we have received your Income Edge election, along with all required information, exchanges and cost basis.

Inherited NQ contract — A specific form of NQ contract that is offered to beneficiaries of NQ contracts not issued by the Company for purposes of making post-death required payments. Contributions to an Inherited NQ contract must be made through a Section 1035 exchange.

IRA — Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

Maturity date — The contract’s “maturity date” is generally the contract date anniversary that follows the annuitant’s 95th birthday. Inherited IRA and Inherited NQ contracts do not have maturity dates.

NQ contract — Nonqualified annuity contract.

Owner — The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

Prior Contract — Certain Structured Capital Strategies® contracts previously issued by the Company, which may be eligible to exchange, rollover or transfer to an Investment Edge® Select contract.

QP contract — An annuity contract that is an investment vehicle for a qualified plan.

Return of Premium death benefit — An optional rider that provides a death benefit calculated based on the greater of your account value or contributions to your contract, adjusted for withdrawals. There is an additional charge for the Return of Premium death benefit under the contract.

SEP IRA — A traditional IRA used as a funding vehicle for a simplified employee pension plan established by the IRA owner’s employer.

Tax-Free Amount — the portion of each payment under an Income Edge payment program that represents a return of your cost basis in the contract and is thus excludable from taxes.

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
account value	Annuity Account Value

cost basis	Your investment in the contract (generally equals the contributions you made, less any amounts you previously withdrew that were not taxable)

Income Edge payment program	Non-Qualified Payment Program

Return of Premium death benefit	Guaranteed minimum death benefit

unit	Accumulation Unit

The Company

We are Equitable Financial Life Insurance Company, a New York stock life insurance corporation. We have been doing business since 1859. The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under your contract.

Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $734.4 billion in assets as of December 31, 2019. For more than 160 years the Company has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Online Account Access system to access information about your account and to complete certain requests through the Internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions

P.O. Box 1577

Secaucus, NJ 07096-1577

For contributions sent by express delivery:

Retirement Service Solutions

500 Plaza Drive, 6th Floor

Secaucus, NJ 07094

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions

P.O. Box 1547

Secaucus, NJ 07096-1547

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions

500 Plaza Drive, 6th Floor

Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.

Reports we provide (in electronic form, or if you do not enroll in electronic delivery, in paper form):

•	written confirmation of financial transactions and certain nonfinancial transactions, including termination of a systematic withdrawal option;

•	statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

•	annual statement of your contract values as of the close of the contract year or, for NQ contracts following election of an Income Edge payment program, an Annual Payout Statement.

Online Account Access (“OAA”) system:

OAA is designed to provide this information through the Internet. You can obtain information on:

•	your current account value;

•	your current allocation percentages;

•	the number of units you have in the variable investment options; and

•	the daily unit values for the variable investment options.

In addition, you can do the following:

•	change your allocation percentages and/or transfer among the investment options;

•	obtain performance information regarding the variable investment options;

•	elect to receive certain contract statements electronically;

•	change your address;

•	change your OAA password; and

•	access Frequently Asked Questions and Service Forms.

OAA is normally available seven days a week, 24 hours a day. You may access OAA by visiting our website at www.equitable.com. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine. For example, we will require certain personal identification information before we will act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing” (see “Disruptive transfer activity” in “Transferring your money among investment options” later in this Prospectus).

Customer service representative:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify):

(1)	authorization for telephone transfers by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	tax withholding elections (see withdrawal request form);

(4)	election of the Beneficiary continuation option;

(5)	IRA contribution recharacterizations;

(6)	Section 1035 exchanges;

(7)	direct transfers and rollovers;

(8)	election of an annuity payout option;

(9)	election of a version of Income Edge (for NQ contracts only);

(10)	death claims;

(11)	change in ownership (NQ only, if available under your contract);

(12)	purchase by, or change of ownership to, a nonnatural owner;

(13)	requests to collaterally assign your NQ contract;

(14)	requests to drop your Return of Premium death benefit;

(15)	requests to transfer into and among the investment options, re-allocate, rebalance and change your future allocations; and

(16)	withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;

(2)	contract surrender; and

(3)	dollar cost averaging (if available).

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	dollar cost averaging (if available);

(2)	substantially equal withdrawals;

(3)	systematic withdrawals;

(4)	the date annuity payments are to begin; and

(5)	RMD payments from inherited IRAs.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Online Account Access system to contact us and to complete such requests through the Internet. In the future, we may require that certain requests be completed online. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

Investment Edge® Series at a glance — key features

Three Contract Series	This Prospectus describes the Investment Edge® series contracts — Investment Edge®, Investment Edge® Select and Investment Edge® ADV. Each version provides for the accumulation of retirement savings and death benefit protection. Each version also offers various payout options.

Each version provides a different schedule of expenses and withdrawal charge periods. While certain series have no or short surrender charge periods, these series typically have higher separate account expenses. You should consider the cumulative impact of these higher expenses over time when deciding which series to purchase. For details, please see the “Fee table” and “Charges and expenses” later in this Prospectus.

Each version is subject to contribution rules, which are described in “Contribution amounts” later in this section and in “How you can purchase and contribute to your contract” in “Contract features and benefits” and in “Rules regarding contributions to your contract” in Appendix II later in this Prospectus.

The Investment Edge® Select contract is also available through an exchange program under which a Prior Contract may be exchanged for this contract. See “How you can purchase and contribute to your contract” in “Contract features and benefits” for more information. In addition, to see a summary comparison of some of the features of Prior Contracts and the Investment Edge® Select contract, see “Exchange Program” in Appendix VII later in this Prospectus.

Throughout the Prospectus, any differences among the contract versions are identified.

You should work with your financial professional to decide which version of the contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.
Professional investment management	The variable investment options in your Investment Edge® series contract invest in different Portfolios managed by professional investment advisers.
Tax considerations	• No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
• No tax on transfers among investment options inside the contract.

•   For NQ contracts, the opportunity to elect a version of Income Edge, which will permit you to recover your account value and cost basis over a specified period. Income Edge does not guarantee your account value nor a return of principal: Your account value remains subject to market performance after election of Income Edge.

If you are purchasing or contributing to an annuity contract which is an Individual Retirement Annuity (IRA), or to fund an employer retirement plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements. Before purchasing or contributing to one of these contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement.

Contribution amounts	The chart below shows the minimum initial and, in parenthesis, additional contribution amounts under the contracts. Please see “How you can purchase and contribute to your contract” in “Contract features and benefits” and “Rules regarding contributions to your contract” in Appendix II for more information, including important limitations on contributions.

	Investment Edge®	Investment Edge® Select	Investment Edge® ADV
NQ	$10,000($500)	$25,000($500)	$25,000($500)
Traditional IRA	$10,000($50)	$25,000($50)	$25,000($50)
Roth IRA	$10,000($50)	$25,000($50)	$25,000($50)
SEP IRA	$10,000($500)	$25,000($500)	$25,000($500)
QP	$10,000($500)	$25,000($500)	$25,000(n/a)
Inherited IRA Beneficiary Continuation contract (traditional IRA or Roth IRA) (“Inherited IRA”)	$10,000($1,000)	$25,000($1,000)	$25,000($1,000)
Inherited NQ	$10,000(n/a)	$25,000(n/a)	$25,000(n/a)

•  Maximum contribution limitations apply to all contracts. For more information, please see “How you can purchase and contribute to your contract“ in “Contract features and benefits” later in this Prospectus.

We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under all Investment Edge® series contracts with the same owner or annuitant would then total more than $1,500,000 (ii) or the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

Access to your money

•   Partial withdrawals

•   Several withdrawal options on a periodic basis

•   Contract surrender

You may incur a withdrawal charge for certain withdrawals or if you surrender your contract. You may also incur income tax and a tax penalty.

Payout options

•   Income Edge payment program (for NQ contracts only). When elected, an Income Edge payment program will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes. Unlike traditional forms of annuitization, an Income Edge payment program allows for a form of annuity payout that provides continuing access to your contract’s account value. We offer several versions of Income Edge payment program, each of which is described in detail in this Prospectus:

—  Income Edge — the standard form of Income Edge payment program.

—  Income Edge Early Retirement Option — available for election by contract holders under the age of 59 1/2.

—  Income Edge Beneficiary Advantage — available for election by (a) Investment Edge® NQ contract death beneficiaries and (b) beneficiaries of nonqualified deferred annuity contracts not issued by the Company (Inherited NQ contract holders).

•  Other payout options through supplementary contracts. Please see “Your annuity payout options” in “Accessing your money” for additional information.

Standard death benefit

•   Your account value as of the date we receive satisfactory proof of the owner’s or older joint owner’s, if applicable, death, any required instructions for the method of payment, and all information and forms necessary to effect payment.

Return of Premium death benefit

•   Greater of your account value or total contributions to your contract, adjusted pro rata for any withdrawals you have made.

If you elect the Return of Premium death benefit you may not make additional contributions to your contract once you turn age 76 (or after the first contract year if later).

This guaranteed benefit is supported by the Company’s general account and is subject to the Company’s claims paying ability. Contract owners should look to the financial strength of the Company for its claims paying ability.

Additional features

•   Dollar cost averaging

•   Recurring/Scheduled account value rebalancing

•   Free transfers

•   Waiver of withdrawal charge for certain withdrawals, disability, terminal illness, or confinement to a nursing home

•   Spousal continuation

•   Beneficiary continuation option (IRA and NQ only)

Fees and charges	Please see “Fee table” later in this section for complete details.
Owner and annuitant issue ages	Please see “Rules regarding contributions to your contract” in Appendix II for owner and annuitant issue ages applicable to your contract.
Your right to cancel	To exercise your cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this “free look” period may be longer. Generally, your refund will equal your account value. See “Your right to cancel within a certain number of days” in “Contract features and benefits” later in this Prospectus for more information.

The table above summarizes only certain current key features of the contract. The table also summarizes certain current limitations, restrictions and exceptions to those features that we have the right to impose under the contract and that are subject to change in the future. In some cases, other limitations, restrictions and exceptions may apply. The contract may not currently be available in all states. Please see Appendix III later in this Prospectus for more information on state availability and/or variations of certain features and benefits.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

Currently, you may purchase an Investment Edge® ADV contract only if you are a participant in an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary we approve (including Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”), one of the distributors of the contracts and an affiliate of the Company). We may, in the future, offer Investment Edge® ADV contracts through other means. The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract and generally provide for various brokerage services. If you purchase an Investment Edge® ADV contract through a fee-based arrangement and later terminate the arrangement, your contract will continue in force. There may be charges associated with the fee-based arrangement should you decide to no longer participate in the arrangement. Please consult with your program sponsor for more details about your fee-based program. Deducting amounts from your contract to pay advisory fees will be treated as withdrawals and will reduce your death benefit and payments under an Income Edge payment program and may also be subject to taxes and penalties. See “Partial withdrawals” in “Withdrawing your account value” and “Fee-based expenses” in “Charges the Company deducts” for more information about advisory fees and expenses under fee-based programs. Please discuss with your program sponsor the ramifications of withdrawing advisory fees from your account value before taking or authorizing such withdrawals.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees, death or income guarantee benefits and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether this contract and any optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, tax planning needs, time horizons and risk tolerance.

Exchange program

We offer an exchange program under which a Prior Contract may be exchanged for an Investment Edge® Select contract. This is called an “exchange” under securities law. For purposes of this Prospectus, the word “exchange” includes an exchange, rollover or transfer, as applicable, for federal income tax purposes. Under this program, among other criteria, which are described below, the surrender of a Prior Contract may not be subject to withdrawal charges to be eligible for the Investment Edge® Select contract. In addition, the account value of the Investment Edge® Select contract would not be subject to any withdrawal charges, but would be subject to all other charges and fees under the Investment Edge® Select contract, which are described in this Prospectus.

You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Investment Edge® Select contract. Please note that if you elect to exchange into the Investment Edge® Select contract you will lose all existing benefits under your Prior Contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Investment Edge® Select contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law.

You should read the Prospectus and other information related to your Prior Contract prior to requesting an exchange, rollover or transfer to the Investment Edge® Select contract and you should consider the differences between your Prior Contract and the Investment Edge® Select contract. There may be differences that are important for you to consider prior to purchasing the Investment Edge® Select contract.

To see a summary comparison of some of the features of Prior Contracts and the Investment Edge® Select contract, see Appendix VII — “Exchange program” later in this Prospectus.

In considering whether the exchange is appropriate for you, you should consult with your financial professional. Your financial professional will be paid a commission if you exchange, transfer or rollover your Prior Contract to the Investment Edge® Select contract, which may create the potential for a conflict of interest for your financial professional. For more information, please contact your financial professional.

You may obtain a copy of your Prior Contract prospectus by contacting your financial professional or by writing or calling us as follows:

Structured Capital Strategies®

P. O. Box 1547

Secaucus, NJ 07096-1547

1 (877) 899-3743

Listed below is a description of contract owners of Prior Contracts that may or may not be eligible to purchase the Investment Edge® Select contract under an exchange program:

•

Contract owners of a Structured Capital Strategies® contract are eligible to the extent they have sufficient account value in one or more of the variable investment options that meet the minimum contribution requirements. Account value in a segment is not an eligible source of contribution.

•

Contract owners who have remaining or outstanding withdrawal charges on the Prior Contract, or who do not satisfy a condition for waiving the withdrawal charge under the Prior Contract, are not eligible.

•

Contract owners who have made rollover or transfer contributions within the past two years into a Prior Contract from the date of the request to purchase an Investment Edge® Select contract are not eligible, except, with respect to EQUI-VEST® contracts, if the contract owner has been separated from service at time of the purchase.

Listed below are additional terms and conditions for purchasing an Investment Edge® Select contract under an exchange program:

1.	The minimum initial contribution is $25,000.

2.

For an exchange from a Structured Capital Strategies® contract, full or partial exchanges, rollovers or transfers are permitted where the source of the contribution is the full account value invested in each variable investment option at the time of the transaction. This means that account value invested in segment type holding accounts and the dollar cap averaging account on the day we process your transaction will also be included in the exchange, rollover or transfer. Account value invested in a segment is not an eligible source of contribution.

3.	Exchanges, rollovers or transfers from contracts other than from Prior Contracts are not permitted.

4.	Subsequent contributions in a minimum amount of $50 or more for Traditional IRA or Roth IRA contracts and $500 or more for NQ and QP contracts are permitted.

5.

We are not able to process an exchange, rollover or transfer from a Structured Capital Strategies® contract to an Investment Edge® Select contract on a segment maturity date or segment start date and we will not consider your request to be in good order if we receive it on a segment maturity date or segment start date. If we receive your exchange, rollover or transfer request on a segment maturity date or segment start date and it is complete, your request will be processed on the next business day.

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering a contract. Each of the charges and expenses is more fully described in “Charges and expenses” later in this Prospectus. The fees and expenses for the ADV series do not reflect any advisory fees paid to investment advisors from the account value or other assets of the owner and the cumulative effect of these charges could increase the overall cost of an Investment Edge® ADV contract.

The first table describes fees and expenses that you will pay at the time you surrender the contract, if you make certain withdrawals or transfers, request special services or apply your cash value to certain payout options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)

Charges we deduct from your account value at the time you request certain transactions
Maximum withdrawal charge as a percentage of contributions withdrawn (deducted if you surrender your contract or make certain withdrawals or apply your cash value to certain payout options).	Investment Edge®	Investment Edge® Select	Investment Edge® ADV
	6.00%(2)	N/A	N/A

Charge for each additional transfer in excess of 12 transfers per contract year:(3)	Maximum Charge: Current Charge:	$35 $0

Special service charges:(4)
• Express mail charge	Current and Maximum Charge:	$35
• Wire transfer charge	Current and Maximum Charge:	$90
• Check preparation charge(5)	Maximum Charge:	$85
	Current Charge:	$0
• Charge for third party transfer or exchange(5)	Maximum Charge: Current Charge:	$125 $65(6)
• Duplicate contract charge	Current and Maximum Charge:	$35(6)
• Duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement charge	Maximum Charge: Current Charge:	$35 $0

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

Charges we deduct from your account value on each contract date anniversary
Current and Maximum annual Contract Maintenance Fee(7)(8)

If your account value on your contract date anniversary is less than $50,000		$50

If your account value on your contract date anniversary is $50,000 or higher		$0
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets(9)
Separate account annual expenses(10):	Investment Edge®	Investment Edge® Select	Investment Edge® ADV

Operations	0.60%	0.75%	0.15%

Administrative	0.30%	0.30%	0.10%

Distribution	0.10%	0.20%	0.00%

Total Separate account annual expenses (“Contract fee”)	1.00%	1.25%	0.25%

Annual Fund Facilitation Fee(11)

Maximum charge	Current charge

0.70%	0.00%

Charges we deduct from your account value each year if you fund the following optional benefit

Return of Premium death benefit charge: Calculated as a percentage of the applicable benefit base.(12) Deducted annually on each contract date anniversary for which the benefit is in effect.(13):

•   Current charge 0.30%

•   Maximum charge 0.50%

You also bear your proportionate share of all fees and expenses paid by a “Portfolio” that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios as of December 31, 2019 that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio’s net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for the Portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets(9)
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)(*)	Lowest 0.58%	Highest 3.50%

(*)

“Total Annual Portfolio Operating Expenses” may be based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2021 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2021. The range of expenses in the table above does not include the effect of the Expense Limitation Arrangement. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements(14)	Lowest 0.58%	Highest 2.31%

For complete information regarding the Expense Limitation Arrangements see the prospectuses for the underlying Portfolios.

Notes:

(1)	The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)	Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable:

The withdrawal charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates. For each contribution, we consider the year in which we receive that contribution to be “year 1”.

Year	Surrender Charge	Year	Surrender Charge
1	6.00%	4	4.00%
2	6.00%	5	3.00%
3	5.00%	6+	0.00%

(3)

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses” later in this Prospectus.

(4)	These charges may increase over time to cover our administrative costs. We may discontinue these services at any time, with or without notice.

(5)	The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(6)	This charge is currently waived. This waiver may be discontinued at any time, with or without notice.

(7)

Beginning with your first contract date anniversary, we will deduct this charge on any contract date anniversary on which your account value is less than $50,000. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year. Otherwise, we will deduct the full charge. This charge will no longer apply to NQ contracts following election of an Income Edge payment program, even if your account value falls below $50,000.

(8)	This charge does not apply to Investment Edge® ADV contracts.

(9)	Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.

(10)	The separate account annual expenses compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.

(11)	This fee does not apply to any variable investment options that we currently offer.

(12)	The benefit base is equal to your initial contribution and subsequent contributions to the contract less any withdrawals you made from the contract.

(13)

If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and becomes effective, a death benefit is paid, or the Return of Premium death benefit is otherwise terminated, we will deduct a pro rata portion of the charge from your account value.

(14)	“Total Annual Portfolio Operating Expenses” may be based, in part, on estimated amounts of such expenses.

Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request do not include advisory fees and would be higher. These expenses are shown for the period ending December 31, 2019.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated. These examples use an average Contract Maintenance Fee based on anticipated sales and contract sizes, which results in an estimated administrative charge of 0.05% of contract value and assume that all account value is invested in the variable investment options.

The Contract Maintenance Fee and any applicable withdrawal charge do apply to the amounts allocated to the dollar cost averaging program (as available).

This example assume that you invest $10,000 in the contract for the time periods indicated and elect the Return of Premium death benefit (using the maximum charge), that your investment has a 5% return each year, and that on each valuation day your account value increases to reflect this assumed growth rate.

This example also assumes separate account annual expenses and total annual expenses of the Portfolios (before expense limitations). These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Investment Edge®
	If you surrender your contract or annuitize (with a non- life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,118	$2,052	$2,883	$5,142	$518	$1,552	$2,583	$5,142
(b) assuming minimum fees and expenses of any of the Portfolios	$771	$1,030	$1,213	$1,987	$171	$530	$913	$1,987

Investment Edge® Select
	If you surrender your contract or annuitize (with a non- life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$545	$1,627	$2,699	$5,339	$545	$1,627	$2,699	$5,339
(b) assuming minimum fees and expenses of any of the Portfolios	$197	$610	$1,048	$2,265	$197	$610	$1,048	$2,265

Investment Edge® ADV
	If you surrender your contract or annuitize (with a non- life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$440	$1,327	$2,225	$4,519	$440	$1,327	$2,225	$4,519
(b) assuming minimum fees and expenses of any of the Portfolios	$92	$289	$501	$1,113	$92	$289	$501	$1,113

The next example assume that you invest $10,000 in the contract for the time periods indicated and did not elect the Return of Premium death benefit, that your investment has a 5% return each year, and that on each valuation day your account value increases to reflect this assumed growth rate.

The example also assumes separate account annual expenses and total annual expenses of the Portfolios (before expense limitations). These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Investment Edge®
	If you surrender your contract or annuitize (with a non- life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,078	$1,936	$2,698	$4,824	$478	$1,436	$2,398	$4,824
(b) assuming minimum fees and expenses of any of the Portfolios	$771	$1,030	$1,213	$1,987	$171	$530	$913	$1,987
Investment Edge® Select
	If you surrender your contract or annuitize (with a non- life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$504	$1,511	$2,517	$5,029	$504	$1,511	$2,517	$5,029
(b) assuming minimum fees and expenses of any of the Portfolios	$197	$610	$1,048	$2,265	$197	$610	$1,048	$2,265
Investment Edge® ADV
	If you surrender your contract or annuitize (with a non- life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$399	$1,209	$2,035	$4,175	$399	$1,209	$2,035	$4,175
(b) assuming minimum fees and expenses of any of the Portfolios	$92	$289	$501	$1,113	$92	$289	$501	$1,113

For information on how your contract works under certain hypothetical circumstances, please see Appendix V at the end of this Prospectus.

Condensed financial information

Please see Appendix I at the end of this Prospectus or the Statement of Additional Information for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2019.

1. Contract features and benefits

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix II summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and rules for contributions are based on the age of the older of the original owner and annuitant.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under all Investment Edge® series contracts with the same owner or annuitant would then total more than $1,500,000 or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix III later in this Prospectus.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining certain contract features. The “annuitant” is the person who is the measuring life for determining the contract’s maturity date (if applicable). The annuitant is not necessarily the contract owner. Where the owner of a contract is a non-natural person such as a company or trust, the annuitant (or the older of two joint annuitants, if applicable) is the measuring life for determining certain contract features.

Owners which are not individuals may be required to document their status to avoid 30% FATCA withholding from U.S.-source income.

For NQ contracts a joint annuitant may also be named, but the joint annuitants must be spouses. In addition, special rules regarding joint owners and annuitants apply in connection with election of an Income Edge payment program. See “Income Edge Payment Program” in “Accessing your money” later in this Prospectus.

Under Inherited NQ contracts, the owner and annuitant must be the same individual. You must own an Inherited NQ contract in your capacity as the beneficiary of a deceased owner’s nonqualified deferred annuity contract issued by another insurance company. See “Inherited NQ beneficiary payment contract” later in this section for Inherited NQ (including Income Edge Beneficiary Advantage) requirements.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See “Inherited IRA beneficiary continuation contract” later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary and must be age 85 or younger. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Spousal continuation is discussed in the “Payment of death benefit” section.

Investment Edge® Select and Investment Edge® ADV contracts are not available for purchase by non-natural owners. In addition, Investment Edge® Select contracts are not available for purchase by Charitable Remainder Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix IV at the end of this Prospectus for more information regarding QP contracts.

Certain features of your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these features will be based on the age of the annuitant or the older of two joint annuitants, if applicable. Under QP contracts, all features are based on the age of the annuitant. If the contract is jointly owned, these features will be based on the older of the two owners. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to the Company. We may also apply contributions made pursuant to an exchange intended to be a Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

For NQ contracts, special rules regarding contributions via Section 1035 exchanges apply to election of an Income Edge payment program, and special rules regarding contributions apply once Income Edge is in effect. See “Income Edge Payment Program” in “Accessing your money” later in this Prospectus. For Inherited NQ contracts, contributions must be made via one or more Section 1035 exchanges. See “Inherited NQ beneficiary payout contract” later in this section.

If your contract is sold by a financial professional of Equitable Advisors, Equitable Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing “Special Bank Account for the Exclusive Benefit of Customers” while Equitable Advisors ensures your application is complete and that suitability standards are met. Equitable Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority (“FINRA”) time requirements. Upon timely and successful completion of this review, Equitable Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

The “contract date” is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a “contract year.” The end of each 12 month period is your “contract date anniversary.” For example, if your contract date is May 1, your contract date anniversary is April 30.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than Equitable Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Our “business day” is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see “Dates and prices at which contract events occur.”

Contributions to an Investment Edge® Select contract issued under an exchange program

For information about funding an Investment Edge® Select contract issued under an exchange program from a Prior Contract, see “Exchange Program” earlier in this Prospectus in “Investment Edge® Series at a glance — key features”. You will remain invested in your Prior Contract while Equitable Advisors ensures your application is complete and that suitability standards are met. Upon successful completion of this review, Equitable Advisors will transmit your application to us, so that we can consider your application for processing.

If your application is in good order when we receive it for application processing purposes, your Prior Contract will be exchanged for an Investment Edge® Select contract at the price calculated at the close of that business day (or at the price calculated at the close of the next business day if we receive your application on a nonbusiness day). If any information we require to issue your contract is missing or unclear, you will remain invested in your Prior Contract while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then cancel your exchange request unless you, or your financial professional acting on your behalf, specifically direct us to keep your exchange request until we receive the required information. If we have not received the information we require within 30 days, we will cancel your exchange request. Your Prior Contract will be exchanged for an Investment Edge® Select contract as of the price calculated at the close of the business day we receive the missing information. Although we require an application from you, we will import data that we have in our records regarding the Prior Contract in issuing this contract. If there is a conflict between the data that we have in our records regarding the Prior Contract and the information on your application, we will not consider the application in good order as discussed above. For more information on Prior Contracts, see “Exchange Program” in “Investment Edge® Series at a glance — key features” earlier in this Prospectus.

What are your investment options under the contract?

The contract provides the variable investment options available for investing. This section lists each of the variable investment options. The next section, “Allocating your contributions,” discusses dollar cost averaging in general.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives and their advisers. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options, to add variable investment options and to limit the number of variable investment options which you may elect.

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), formerly AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of the Company, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that Equitable Advisors and Equitable Distributors, LLC (“Equitable Distributors”), (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG receives management fees and administrative fees in connection with the services it provides to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

The Company or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the ”EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors, an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

The EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified below in the chart by a “✓“ under the column entitled “Volatility Management.”

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy). This may effectively suppress the value of the guaranteed benefit. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified below in the chart by a “Δ” under the column entitled “Volatility Management.” Any such unaffiliated Portfolio is not identified under “Volatility Management” below in the chart. Such techniques could also impact your account value and guaranteed benefit in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Asset Transfer Program. Portfolio allocations in certain of our variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)

By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)

By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

EQ Premier VIP Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/AGGRESSIVE ALLOCATION	Class B	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC	✓
EQ/CONSERVATIVE ALLOCATION	Class B	Seeks to achieve a high level of current income.	• Equitable Investment Management Group, LLC	✓
EQ/MODERATE ALLOCATION	Class B	Seeks to achieve long-term capital appreciation and current income.	• Equitable Investment Management Group, LLC	✓
EQ/MODERATE-PLUS ALLOCATION	Class B	Seeks to achieve long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• Equitable Investment Management Group, LLC	✓

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
1290 VT CONVERTIBLE SECURITIES	Class IB	Seeks a high level of total return.	• Equitable Investment Management Group, LLC • Palisade Capital Management, L.L.C.
1290 VT DOUBLELINE DYNAMIC ALLOCATION	Class IB	Seeks to achieve total return from long-term capital appreciation and income.	• DoubleLine Capital LP • Equitable Investment Management Group, LLC
1290 VT DOUBLELINE DYNAMIC OPPORTUNISTIC BOND	Class IB	Seeks to maximize current income and total return.	• DoubleLine Capital LP • Equitable Investment Management Group, LLC
1290 VT EQUITY INCOME	Class IB	Seeks a combination of growth and income to achieve an above-average and consistent total return.	• Barrow, Hanley, Mewhinney & Strauss LCC • Equitable Investment Management Group, LLC
1290 VT GAMCO MERGERS & ACQUISITIONS	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT GAMCO SMALL COMPANY VALUE	Class IB	Seeks to maximize capital appreciation.	• Equitable Investment Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT HIGH YIELD BOND	Class IB	Seeks to maximize current income.	• AXA Investment Manager, Inc. • Equitable Investment Management Group, LLC • Post Advisory Group, LLP
1290 VT LOW VOLATILITY GLOBAL EQUITY	Class IB	Seeks long-term capital appreciation with lower absolute volatility than the broad equity markets.	• Equitable Investment Management Group, LLC

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
1290 VT MICRO CAP	Class IB	Seeks to achieve long-term growth of capital.	• BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC • Lord, Abbett & Co. LLC
1290 VT MULTI-ALTERNATIVE STRATEGIES	Class IB	Seeks long-term growth of capital.	• Equitable Investment Management Group, LLC
1290 VT NATUAL RESOURCES	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
1290 VT REAL ESTATE	Class IB	Seeks to provide long-term capital appreciation and current income.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
1290 VT SMALL CAP VALUE	Class IB	Seeks to achieve long-term growth of capital.	• BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC • Horizon Kinetics Asset Management LLC
1290 VT SMARTBETA EQUITY	Class IB	Seeks to achieve long-term capital appreciation.	• AXA Rosenberg Investment Management, LLC • Equitable Investment Management Group, LLC
1290 VT SOCIALLY RESPONSIBLE	Class IB	Seeks to achieve long-term capital appreciation.	• BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC
EQ/AB DYNAMIC MODERATE GROWTH	Class IB	Seeks to achieve total return from long-term growth of capital and income.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC	Δ

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/AB SHORT DURATION GOVERNMENT BOND	Class IB	Seeks to achieve a balance of current income and capital appreciation, consistent with a prudent level of risk.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/AB SMALL CAP GROWTH	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/ALL ASSET GROWTH ALLOCATION	Class IB	Seeks long-term capital appreciation and current income.	• Equitable Investment Management Group, LLC
EQ/AMERICAN CENTURY MID CAP VALUE	Class IB	Seeks to achieve long-term capital growth. Income is a secondary objective.	• American Century Investment Management, Inc. • Equitable Investment Management Group, LLC
EQ/BLACKROCK BASIC VALUE EQUITY	Class IB	Seeks to achieve capital appreciation and secondarily, income.	• BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC
EQ/CLEARBRIDGE LARGE CAP GROWTH	Class IB	Seeks to achieve long-term capital growth.	• ClearBridge Investments, LLC • Equitable Investment Management Group, LLC
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	Class IB	Seeks to achieve capital appreciation, which may occasionally be short-term, with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• BlackRock Investment Management, LLC • ClearBridge Investments, LLC • Equitable Investment Management Group, LLC	✓
EQ/COMMON STOCK INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000® Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/CORE BOND INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index.	• Equitable Investment Management Group, LLC • SSgA Funds Management, Inc.
EQ/EMERGING MARKETS EQUITY PLUS	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • EARNEST Partners, LLC • Equitable Investment Management Group, LLC
EQ/EQUITY 500 INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s 500® Composite Stock Price Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s 500® Composite Stock Price Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • FIAM LLC
EQ/FRANKLIN RISING DIVIDENDS	Class IB	Seeks to achieve long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.	• Equitable Investment Management Group, LLC • Franklin Advisers, Inc.
EQ/INTERMEDIATE GOVERNMENT BOND	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Bloomberg Barclays U.S. Intermediate Government Bond Index.	• Equitable Investment Management Group, LLC • SSgA Funds Management, Inc.
EQ/INTERNATIONAL EQUITY INDEX	Class IB	Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ Euro STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/INVESCO GLOBAL	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc.
EQ/INVESCO GLOBAL REAL ESTATE	Class IB	Seeks to achieve total return through growth of capital and current income.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc. • Invesco Asset Management Ltd.
EQ/INVESCO INTERNATIONAL GROWTH	Class IB	Seeks to achieve long-term growth of capital.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc.
EQ/JANUS ENTERPRISE	Class IB	Seeks to achieve capital growth.	• Equitable Investment Management Group, LLC • Janus Capital Management LLC
EQ/JPMORGAN VALUE OPPORTUNITIES	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • J.P. Morgan Investment Management, Inc.
EQ/LARGE CAP GROWTH INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with that of the Russell 1000® Growth Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/LARGE CAP VALUE INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/LAZARD EMERGING MARKETS EQUITY	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • Lazard Asset Management LLC

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/LOOMIS SAYLES GROWTH	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Loomis, Sayles & Company, L.P.
EQ/MFS INTERNATIONAL GROWTH	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS INTERNATIONAL INTRINSIC VALUE	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS TECHNOLOGY	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS UTILITIES	Class IB	Seeks to achieve total return.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MID CAP INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s Mid Cap 400® Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s Mid Cap 400® Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/MONEY MARKET(†)	Class IB	Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	• BNY Mellon Investment Adviser, Inc. • Equitable Investment Management Group, LLC
EQ/PIMCO GLOBAL REAL RETURN	Class IB	Seeks to achieve maximum real return, consistent with preservation of capital and prudent investment management.	• Equitable Investment Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO TOTAL RETURN	Class IB	Seeks to achieve maximum total return, consistent with preservation of capital and prudent investment management.	• Equitable Investment Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO ULTRA SHORT BOND	Class IB	Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	• Equitable Investment Management Group, LLC • Pacific Investment Management Company LLC
EQ/SMALL COMPANY INDEX	Class IB	Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/T. ROWE PRICE GROWTH STOCK	Class IB	Seeks to achieve long-term capital appreciation and secondarily, income.	• Equitable Investment Management Group, LLC • T. Rowe Price Associates, Inc.
EQ/T. ROWE PRICE HEALTH SCIENCES	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • T. Rowe Price Associates, Inc.
EQ/WELLINGTON ENERGY	Class IB	Seeks to provide capital growth and appreciation.	• Equitable Investment Management Group, LLC • Wellington Management Company LLP

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
MULTIMANAGER TECHNOLOGY	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Allianz Global Investors U.S. LLC • Equitable Investment Management Group, LLC • Wellington Management Company, LLP

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
INVESCO V.I. BALANCED-RISK ALLOCATION FUND	The fund’s investment objective is total return with a low to moderate correlation to traditional financial marked indicies.	• Invesco Advisers, Inc.
INVESCO V.I. HEALTH CARE FUND	The fund’s investment objective is long-term growth of capital.	• Invesco Advisers, Inc.
INVESCO V.I. HIGH YIELD FUND	The fund’s investment objective is total return, comprised of current income and capital appreciation.	• Invesco Advisers, Inc. • Sub-Adviser: Invesco Canada Ltd.
INVESCO V.I. SMALL CAP EQUITY FUND	The fund’s investment objective is long-term growth of capital.	• Invesco Advisers, Inc.

AB Variable Product Series Fund, Inc. – Class B Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO	The Portfolio’s investment objective is long-term growth of capital.	• AllianceBernstein L.P.
AB VPS GROWTH AND INCOME PORTFOLIO	The Portfolio’s investment objective is long-term growth of capital.	• AllianceBernstein L.P.
AB VPS SMALL/MID CAP VALUE PORTFOLIO	The Portfolio’s investment objective is long-term growth of capital.	• AllianceBernstein L.P.

American Century Variable Portfolios II, Inc. – Class II Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
AMERICAN CENTURY VP INFLATION PROTECTION FUND	The Fund pursues long-term total return using a strategy that seeks to protect against U.S. inflation.	• American Century Investment Management, Inc.

American Funds Insurance Series® – Class 4 Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
ASSET ALLOCATION FUND	The fund’s investment objective is to provide high total return (including income and capital gains) consistent with preservation of capital over the long term.	• Capital Research and Management Company
GLOBAL GROWTH FUND	The fund’s investment objective is to provide long-term growth of capital	• Capital Research and Management Company
GLOBAL SMALL CAPITALIZATION FUND	The fund’s investment objective is to provide long-term growth of capital.	• Capital Research and Management Company
GROWTH-INCOME FUND	The fund’s investment objectives are to achieve long-term growth of capital and income.	• Capital Research and Management Company

American Funds Insurance Series® – Class 4 Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
INTERNATIONAL GROWTH AND INCOME FUND	The fund’s investment objective is to provide long-term growth of capital while providing current income.	• Capital Research and Management Company
NEW WORLD FUND®	The fund’s investment objective is long-term capital appreciation.	• Capital Research and Management Company

BlackRock Variable Series Funds, Inc. – Class III Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
BLACKROCK GLOBAL ALLOCATION V.I. FUND	To seek high total investment return.	• Adviser: BlackRock Advisors, LLC

Delaware VIP® Trust – Service Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
DELAWARE VIP® DIVERSIFIED INCOME SERIES	Seeks maximum long-term total return, consistent with reasonable risk.	• Delaware Management Company
DELAWARE VIP® EMERGING MARKETS SERIES	Seeks long-term capital appreciation.	• Delaware Management Company
DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	Seeks maximum total return, consistent with reasonable risk.	• Delaware Management Company

Eaton Vance Variable Trust Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
EATON VANCE VT FLOATING-RATE INCOME FUND	To provide a high level of current income.	• Eaton Vance Management

Federated Hermes Insurance Series – Service Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FEDERATED HERMES HIGH INCOME BOND FUND II	Seeking high current income by investing primarily in a professionally managed, diversified portfolio of fixed-income securities.	• Federated Investment Management Company
FEDERATED HERMES KAUFMANN FUND II	Seeking capital appreciation by investing principally in common stocks.	• Federated Equity Management Company of Pennsylvania • Sub-Adviser: Federated Global Investment Management Corporation

Fidelity® Variable Insurance Products (VIP) – Service Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FIDELITY® VIP MID CAP PORTFOLIO	The fund seeks long-term growth of capital.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	The fund seeks a high level of current income. The fund may also seek capital appreciation.	• Fidelity Management & Research Company (FMR)

First Trust Variable Insurance Trust Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	Seeks to provide total return by allocating among dividend-paying stocks and investment grade bonds.	• First Trust Advisors, L.P.
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	Maximize current income, with a secondary objective of capital appreciation.	• First Trust Advisors, L.P.

Franklin Templeton Variable Insurance Products Trust – Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FRANKLIN ALLOCATION VIP FUND	Seeks capital appreciation, with income as a secondary goal.	• Franklin Advisers, Inc.
FRANKLIN INCOME VIP FUND	Seeks to maximize income while maintain prospects for capital appreciation.	• Franklin Advisers, Inc.
FRANKLIN MUTUAL SHARES VIP FUND	Seeks capital appreciation. Its secondary goal is income.	• Franklin Mutual Advisers, LLC
TEMPLETON GLOBAL BOND VIP FUND	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	• Franklin Advisers, Inc.

Janus Aspen Series – Service Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
JANUS HENDERSON BALANCED PORTFOLIO	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	• Janus Capital Management LLC
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	Seeks to obtain maximum total return, consistent with preservation of capital.	• Janus Capital Management LLC
JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	Seeks capital appreciation.	• Janus Capital Management LLC • Sub-Adviser: Intech Investment Management LLC

JPMorgan Insurance Trust – Class 2 Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	The Portfolio seeks to maximize long-term total return.	• J.P. Morgan Investment Management Inc.
JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO	The Portfolio seeks to maximize income while maintaining prospects for capital appreciation.	• J.P. Morgan Investment Management Inc.

Legg Mason Partners Variable Equity Trust – Share Class II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	Seeks capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	Seeks dividend income, growth of dividend income and long-term capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC

Lord Abbett Series Fund, Inc. – Class VC Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)	The Fund’s investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.	• Lord, Abbett & Co. LLC

MFS® Variable Insurance Trusts – Service Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
MFS® INVESTORS TRUST SERIES	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services d/b/a MFS Investment Management
MFS® RESEARCH SERIES	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services d/b/a MFS Investment Management
MFS® VALUE SERIES	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services d/b/a MFS Investment Management

PIMCO Variable Insurance Trust – Administrative Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	• Pacific Investment Management Company LLC

PIMCO Variable Insurance Trust – Advisor Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	Seeks maximum real return consistent with prudent investment management.	• Pacific Investment Management Company LLC
PIMCO EMERGING MARKETS BOND PORTFOLIO	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	• Pacific Investment Management Company LLC
PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	Seeks total return which exceeds that of a blend of 60% MSCI World Index/40% Bloomberg Barclays U.S. Aggregate Index.	• Pacific Investment Management Company LLC
PIMCO INCOME PORTFOLIO	Seeks to maximize current income with long-term capital appreciation is a secondary objective.	• Pacific Investment Management Company LLC

Putnam Variable Trust – IB Share Class Portfolio Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PUTNAM VT DIVERSIFIED INCOME FUND	Seeks as high a level of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital.	• Putnam Investment Management, LLC • Sub-Adviser: Putnam Investments Limited
PUTNAM VT GLOBAL ASSET ALLOCATION FUND	Seeks long-term return consistent with preservation of capital.	• Putnam Investment Management, LLC • Sub-Adviser: Putnam Investments Limited • Sub-Adviser: The Putnam Advisory Company, LLC
PUTNAM VT RESEARCH FUND	Seeks capital appreciation.	• Putnam Investment Management, LLC • Sub-Adviser: Putnam Investments Limited • Sub-Adviser: The Putnam Advisory Company, LLC

T. Rowe Price Equity Series, Inc. Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
T. ROWE PRICE EQUITY INCOME PORTFOLIO – II	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	• T. Rowe Price Associates, Inc.
(†)

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

You should consider the investment objective, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this Prospectus, you may call one of our customer service representatives at 1-800-789-7771.

Allocating your contributions

Your initial contribution and any subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit (either in writing or electronically, depending on the form being used) new allocation instructions on a form that we provide. The maximum number of investment options that may be listed in your allocation instructions on file or for rebalancing (whether scheduled/recurring or one time) is 100.

Transfers.  Generally, you may transfer your account value among the variable investment options. We may, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

Transfer requests do not change the allocation instructions on file for any future contribution or scheduled/recurring rebalancing. This means that upon the next scheduled/recurring rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. For more information about transferring your account value, please see “Transferring your money among investment options” later in this Prospectus.

You may also provide instructions for a one-time rebalancing of your account.

Allocation instruction changes.  You may change your instructions for allocations of future contributions. Please note that an allocation change for future contributions will not automatically change the scheduled/recurring rebalancing instructions on file for your account.

Your responsibility for allocation decisions

The contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. Your Equitable Advisors financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. Certain Equitable Advisors financial professionals who are registered as investment advisory representatives (IARs) of Equitable Advisors may enter into a separate agreement with you to provide investment advice for a fee regarding the management of your Series ADV contract. That arrangement will be governed by a separate investment advisory contract, and different terms and conditions will apply (as set forth in that separate investment advisory contract and related disclosures, such as pertinent Forms ADV Part 2A). If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him/her regarding any different arrangements that may apply, particularly with regard to any fee-based arrangement you may have in connection with your Series ADV contract.

Dollar cost averaging

We offer a dollar cost averaging program via scheduled transfers from the EQ/Money Market investment option to the other available variable investment options. The program allows you to gradually allocate amounts to available variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect. For NQ contracts, existing dollar cost averaging programs will continue after the election of an Income Edge payment program.

Units measure your value in each variable investment option.

You may dollar cost average from the EQ/Money Market investment option, subject to the following:

•	Initial contributions to the program must be at least $5,000 (i.e., your value in the EQ/Money Market variable investment option must be at least $5,000 when you begin the program).

•

Contributions into the program may be new contributions, or you may transfer amounts allocated to other variable investment options to initiate the program. You can make additional contributions to a program after a program has started.

•

You may choose either a 3 month, 6 month, or 12 month time period for participation in the dollar cost averaging program; however, you may only have one time period in effect at any time and once you select a time period, you may not change it and subsequent contributions or transfers into the program will not extend the duration of an existing program.

•

Currently, your account value may only be transferred from the program into the variable investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis.

•	For the program, you may select different variable investment options than those in your allocation instructions on file, except that you may not do so on your initial application for the contract.

•

If the value in the EQ/Money Market variable investment option is less than or equal to the scheduled transfer amount, the entire amount in the account will be transferred and the program will terminate.

•

You can enroll in a dollar cost averaging program on your contract application or at any time after your contract has been issued. A program will become effective on the date we receive your first contribution directing us to allocate funds to the EQ/Money Market variable investment option. The date we receive your initial contribution will also be the date of the first transfer to the other variable investment options in accordance with your allocation instructions for the program. Each subsequent transfer date for the time period selected will be one month from the date of the previous transfer. If a transfer date falls on a non-business day, the transfer will be made on the next business day. We will transfer all amounts by the end of the chosen time period for your program.

For example, assume you enroll in a 3-month dollar cost averaging program. On the date we receive your initial contribution (say, $60,000) to the program, your program becomes effective and the first transfer of $20,000 is made immediately in accordance with your program’s allocation instructions. The second transfer of $20,000 will be made one month after your first contribution and the third and final transfer of $20,000 will be made two months after your first contribution.

•

If you enroll in a dollar cost averaging program and the transfer date is the 29th, 30th or 31st day of the month, for any subsequent month in your program with less than 29, 30 or 31 days respectively, the transfer will take place on the first business day of the following month and continue on the first of every month.

•

If you request to transfer 100% out of your program, your program will terminate. A manual transfer of 100% of the amount out of the EQ/Money Market will terminate the DCA program. A partial transfer is allowed and will not terminate the DCA.

•	The scheduled/recurring rebalancing program is available while the dollar cost averaging program is in effect, and for NQ contracts, remains available after election of an Income Edge payment program.

•

If you make subsequent contributions into an existing DCA account with allocation instructions that differ from those on file, we will update the current instructions for the remainder of the program and they will become the new instructions on file.

•

You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging program. Note that participation in the dollar cost averaging program is not cancelled by your request for a one-time rebalancing of your account. The dollar cost averaging program is not available in all states. See Appendix III later in this Prospectus for more information on state availability.

Breakpoint Credit

You may be eligible for an annual reduction in the Contract fee of up to 0.15% of your account value. This credit, which we refer to as the Breakpoint Credit (“BPC”) is calculated quarterly and credited to your account annually as follows:

•

On each Valuation Date, if your account value is at least equal to a BPC Threshold, we will calculate a credit equal to 0.025% or 0.0375% of your account value on that Valuation Date depending on which BPC Threshold your account meets. We will then credit your account with the aggregate BPC on the Crediting Date. “Valuation Date”, “BPC Threshold” and “Crediting Date” are defined below.

•

There are four Valuation Dates each year: (a) Three “quarterversaries”, which are the dates that occur every three months on the same calendar day as your Contract Date, but excluding your contract date anniversary) and (b) your contract date anniversary. If a quarterversary falls on a non-Business Day, the Valuation Date for that quarterversary will be the next Business Day. If your Contract Date falls after the 28th of a month, the Valuation Date for each quarterversary will be the first Business Day of the following month. If your contract date anniversary occurs on a day other than a Business Day, the Valuation Date will be the Business Day immediately preceding your Contract date anniversary.

•

There are two BCP Thresholds. The first BPC Threshold is (a) on a quarterversary Valuation Date, $500,000, without deduction of any fees for the Return of Premium death benefit (if elected) and without including any accrued BPCs from prior quarterversaries; and (b) on the contract date anniversary Valuation Date, $500,000, after deduction of all fees and charges. The second BPC Threshold is (a) on a quarterversary Valuation date, $1,000,000, without the deduction of any fees for the Return of Premium death benefit (if elected) and without including any BPCs from prior quarterversaries; and (b) on the contract date anniversary Valuation Date, $1,000,000, after deduction of all fees and charges.

•	The Crediting Date is the date on which we credit your account with the BPC, and is the Valuation Date associated with your contract date anniversary.

•

If during a contract year your account value meets a BPC Threshold on one or more, but not all, Valuation Dates, you will be credited with the aggregate accrued BPC for the Valuation Dates on which your account value did meet the BPC Threshold. For example, if your account value satisfied the BPC Threshold on the first and third quarterversaries, but not on the second quarterversary or your contract date anniversary, your account will be credited on the Crediting Date with the aggregate BPC calculated for your first and third quarterversaries.

•

On the Crediting Date, the BPC will be credited to your account pro rata according to your allocation instructions on file. If you have set up a dollar cost averaging program, the BPC will be credited according to your allocation instructions for the dollar cost averaging program.

•	The BPC is not a contribution for purposes of the rules governing contributions to your contract.

•	Upon your death, or if you surrender or annuitize your contract, we will credit your account with a prorated amount of any accrued BPC.

•

If you elect an Income Edge payment program, you will continue to be eligible for the BPC in accordance with the rules above. Valuation Dates for quarterversaries will be determined based on your Income Edge Anniversary Date and your account will be credited with the BPC on your Income Edge Anniversary Date. Any BPC amounts that had accrued prior to your Income Edge payment program election will be credited on your Income Edge Effective Date.

•	Investment Edge® ADV contract owners are not eligible for the BPC.

Examples: BPC Calculations

Valuation Date	Account Value	Eligible for BPC?	BPC Amount
First Quarterversary	$480,000	No	$0
Second Quarterversary	$530,000	Yes	$132.50 ($530,000 * 0.025%)
Third Quarterversary	$520,000	Yes	$130.00 ($520,000 * 0.025%)
Contract date anniversary	$550,000	Yes	$137.50 ($550,000 * 0.025%)

The BPC that will be credited to your account on the Crediting Date is $400.

Valuation Date	Account Value	Eligible for BPC?	BPC Amount
First Quarterversary	$900,000	Yes	$225.00 ($900,000 * 0.025%)
Second Quarterversary	$850,000	Yes	$212.50 ($850,000 * 0.025%)
Third Quarterversary	$1,100,000	Yes	$412.50 ($1,100,000 * 0.0375%)
Contract date anniversary	$1,050,000	Yes	$393.75 ($1,050,000 * 0.0375%)

The BPC that will be credited to your account on the Crediting Date is $1,244.

Annuity purchase factors

Annuity purchase factors are the factors applied to determine your periodic payments under certain annuity payout options. Annuity payout options are discussed under “Your annuity payout options” in “Accessing your money” later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner’s (and any joint owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

Return of Premium death benefit

At issue, you may elect the optional Return of Premium death benefit if you are age 75 or younger on the Contract Date. The Return of Premium death benefit is equal to the greater of (a) your Return of Premium death benefit base on the date of death and (b) your account value on the date of claim.

If you elect the Return of Premium death benefit you may not make additional contributions to your contract once you reach age 76. If you turn age 76 during the first Contract Year you may make contributions until the first Contract Date Anniversary.

The Return of Premium death benefit base is not an account value or cash value. On the contract issue date it is equal to your initial contribution. Thereafter, it is equal to:

•	your initial contribution and any subsequent contributions to your contract, less

•	a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The way we calculate this deduction is described in “Pro rata treatment of withdrawals” below.

The benefit base is calculated on the contract date and on each contract date anniversary, and it is recalculated if there is a withdrawal.

The date of claim is the date on which we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, and any required instructions for the method of payment, forms necessary to effect payment and any other information we may require.

For purposes of calculating your Return of Premium death benefit, any accrued but unpaid Breakpoint Credit amount will be added to your account value and any accrued but unpaid Return of Premium death benefit charge will be deducted from your account value.

Pro rata treatment of withdrawals. For purposes of calculating your Return of Premium death benefit, any withdrawals you make from your contract reduces the value of your Return of Premium death benefit base on a pro rata basis. Reduction on a pro rata basis means that that we calculate the percentage of your current account value that is being withdrawn (including the amount of any applicable withdrawal charge) and we reduce your Return of Premium death benefit base by the same percentage. For example, assume your total contributions to your contract are $100,000 and your account value is $80,000. Prior to any withdrawals, your Return of Premium death benefit base would be $100,000. If you make a $10,000 withdrawal, that withdrawal represents a 12.5% reduction in your account value. Accordingly, your Return of Premium death benefit base and therefore the death benefit is reduced by 12.5% to $87,500 (12.5% of $100,000 is $12,500, and $100,000 minus $12,500 is $87,500). Please note: A withdrawal (including withdrawals to pay advisory fees) will reduce your Return of Premium death benefit, and the reduction may be substantially more than the amount of the withdrawal.

If you have an Investment Edge® ADV contract, please note that withdrawals to pay advisory fees reduce your death benefit and any Income Edge program payments on a pro rata basis. For example, assume your starting account value is $100,000 (all invested in variable investment options) and that your decide to withdraw your advisory fee of 1.50% annual rate at the end of each quarter. Assuming a growth rate of 5% annually (net of all other fees and charges), if you withdraw the advisory fees from your Investment Edge® ADV contract, by the end of one year you will withdraw $1,546.50 to pay your adviser, your account value will be $103,425.00 and the Return of Premium death benefit base will be $98,500. Had you chosen not to take advisory fees from your contract, your account value at the end of the year and, therefore, your death benefit amount at that time, would have been $105,000. Over ten years, assuming a constant net growth rate of 5%, the account value and death benefit amount would be lower by $22,848.43 and the Return of Premium death benefit base would be 85,973.04, due to the withdrawals to pay the advisory fee. You should consider whether it is in your best interest to take withdrawals from your contract to pay advisory fees or pay them from another source.

You may not terminate the Return of Premium death benefit once elected, except if a fee increase is declared. When a fee increase is declared the Return of Premium death benefit rider can be dropped at anytime from the fee change notification date until the date before the fee change effective date. We will drop the rider as of the day we receive the election form in good order and a pro rata fee will be applied through that date. Once you terminate the Return of Premium death benefit, you may not reelect it. The Return of Premium death benefit is not available for election after issue. For NQ contracts, if you elect an Income Edge payment program, the Return of Premium death benefit will be automatically terminated on your Income Edge Effective Date.

The charge for the Return of Premium death benefit is a percentage of the Return of Premium benefit base, calculated and deducted from the Account value on each contract date anniversary. Please refer to “Return of Premium death benefit charge” in “Charges and expenses” for information about how we calculate the charge for this guaranteed benefit and, if your account value is low, the risk that this charge could cause your contract and the guaranteed benefit to terminate.

The Return of Premium death benefit is not available for election by Inherited NQ contract holders.

Inherited IRA beneficiary continuation contract

This description of the Inherited IRA beneficiary continuation contract describes the contract as in effect prior to legislation enacted at the end of 2019. Legislation enacted at the end of 2019 has changed key aspects of Inherited IRA contracts. After regulatory guidance is issued on this legislation, we anticipate making changes beginning in 2020 to our Inherited IRA contracts to reflect these legislative changes. We may be required in certain cases to pay benefits faster under existing contracts. We may consider limiting the availability of Inherited IRA contracts to new purchasers pending the issuance of further guidance.

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by the Company. The beneficiary may want to change the investments of the “original IRA” inherited from the now-deceased IRA owner, but must take post-death required minimum distribution (“RMD”) payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option (“BCO”) restricted to eligible beneficiaries of contracts issued by the Company. See “Beneficiary continuation option for traditional IRA and Roth IRA contracts only” under “Beneficiary continuation option” in “Payment of death benefit” later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Distributions from an Inherited IRA beneficiary continuation contract must begin no later than December 31 of the year following the date of death of the original IRA owner. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of contracts not issued by us as follows:

•	beneficiaries of IRAs who are individuals (“IRA beneficiaries”); and

•

eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans (“Non-spousal Applicable Plan beneficiaries”). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary.  A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original Roth IRA. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal Applicable Plan Beneficiary.  In the case of a non-spousal beneficiary under a deceased plan participant’s Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to “deceased owner” include “deceased plan participant”; references to “original IRA” include “the deceased plan participant’s interest or benefit under the Applicable Plan”, and references to “individual beneficiary of a traditional IRA” include “individual non-spousal beneficiary under an Applicable Plan.”

Limitations on certain features under the Inherited IRA beneficiary continuation contract

This contract is intended only for beneficiaries who plan to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract’s focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

•

The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

•	The initial contribution must be a direct transfer from the deceased owner’s original IRA and is subject to minimum contribution amounts. See Appendix II later in this Prospectus for more information.

•

Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company, where the deceased owner is the same as under the original IRA contract.

•

The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from our Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

When the Inherited IRA beneficiary continuation contract is owned by a Non-spousal Applicable Plan beneficiary:

•

The initial contribution must be a direct rollover from the deceased plan participant’s Applicable Plan and is subject to minimum contribution amounts. See Appendix II later in this Prospectus for more information.

•	There are no subsequent contributions.

•

You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. Shorter payment periods are not permitted.

•	You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

•

The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the annuitant.

•	An inherited IRA beneficiary continuation contract is not available for owners over age 75.

•	You may make transfers among the investment options. In addition, you may participate in the dollar cost averaging program.

•

You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in “Charges and expenses” later in this Prospectus.

•	If you die, we will pay to a beneficiary that you choose the account value.

•

Upon your death, your beneficiary has the option to continue taking required minimum distributions based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Inherited NQ beneficiary payout contract

The Inherited NQ beneficiary payout contract (“Inherited NQ”) is intended to provide options to individuals who are beneficiaries under nonqualified deferred annuity contracts issued by other insurance companies. Qualifying individuals direct the issuing insurance company to exchange their interest in the original contract’s death benefit with an Inherited NQ contract, which is intended to comply with federal income tax rules governing payments following the death of the holder of a contract, while providing the Inherited NQ contract owner with continuing access to the Inherited NQ contract’s account value as scheduled payments are made.

There are a number of limitations on who can purchase an Inherited NQ contract, how the contract is purchased, and the features that are available under the contract. There is a short timeframe for purchasing an Inherited NQ contract and providing the Company with all of the necessary information to make payments. Also, whether an Inherited NQ contract can be issued and the form of payout under the contract is dependent in part on the agreement and cooperation of the insurance company that issued the original nonqualified deferred annuity contract. Before making a decision to purchase an Inherited NQ contract, a prospective purchaser should seek tax advice and review the issuing insurance company’s requirements applicable to an exchange.

An Inherited NQ contract is issued as an Investment Edge®, Investment Edge® Select or Investment Edge® ADV contract. The Inherited NQ contract provides a non-life contingent, variable annuity payout for the purpose of distributing to a beneficiary certain payments required after the death of a “holder” (typically, the owner) of a nonqualified deferred annuity contract. We offer the Inherited NQ contract to an individual who is a beneficiary upon the death of the owner under an original nonqualified deferred annuity contract not issued by the Company (“source contract”). We offer two payout options under the Inherited NQ contract, “Income Edge Beneficiary Advantage” and “Beneficiary NQ Stretch,” both of which are described below.

The beneficiary under the source contract may want to change the investments of the inherited source contract while still taking the payments required with respect to the death of the owner of the source contract. The beneficiary may also want continuing access to the Inherited NQ contract’s account value as scheduled payments are made, and may also wish to elect the contract’s Income Edge Beneficiary Advantage option. Since an Inherited NQ contract is intended to replace the investments originally selected by the now-deceased owner of the source contract, a prospective purchaser should carefully consider the investments and features available under the Inherited NQ contract (such as the choice between the Beneficiary NQ Stretch and Income Edge Beneficiary Advantage payout methods), and the limitations and costs under the Inherited NQ contract as compared to the available investments and features under the source contract before making any purchase decision.

Since, as discussed below, the Inherited NQ contract can only be purchased through a Section 1035 exchange, a prospective purchaser should also confirm with the insurance company that issued the source contract the requirements for exchanging the death benefit under the source contract with an Inherited NQ contract. Finally, the Inherited NQ contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited NQ contract

The Inherited NQ contract is offered only to individuals who are death beneficiaries under nonqualified deferred annuity contracts not issued by us. The Inherited NQ contract is not available to non-natural persons or purchasers over the age of 75. Joint owners or annuitants are not permitted.

The owner of the Inherited NQ contract owns the contract in his/her capacity as beneficiary of the deceased owner of the source contract. For this reason, the Inherited NQ contract must also contain the name of the deceased owner.

When can an Inherited NQ contract be purchased

An Inherited NQ contract can only be purchased after the death of the owner of the source contract and before the first anniversary of the owner’s death, which is the last possible date that scheduled payments under the Inherited NQ contract must start (the “Required Payment Starting Date”).

How an Inherited NQ contract is purchased

An Inherited NQ contract can only be purchased through a Section 1035 exchange of the beneficiary’s interest after the death of the owner under the source contract. If the source contract is owned by a non-natural owner, the deceased individual whose death triggers the requirement to make post-death payments from or with respect to the proceeds of the source contract must have been the primary annuitant deemed to be the “holder” or owner of the source contract under federal income tax rules.

The source contract must be a nonqualified deferred annuity contract, and cannot be a life insurance contract.

An individual may not purchase an Inherited NQ contract if he/she has already elected, received, or started to receive any form of beneficiary payout in accordance with Section 72(s) of the Code for his/her share of the death proceeds of the source contract with the insurance company which issued the source contract if that beneficiary has less than 10 years life expectancy remaining.

An individual must apply the entire value of his/her beneficiary share in the source contract to the Inherited NQ contract; we do not accept partial exchanges. The individual need not be the only beneficiary under the source contract. If the individual is one of several beneficiaries, we will accept an exchange into the Inherited NQ contact as long as the beneficiary’s entire share under the source contract is exchanged.

Similarly, if the individual is a beneficiary under more than one source contract owned by the same deceased owner, the individual may direct each insurance company issuing each such source contract to make a Section 1035 exchange into the Inherited NQ contract. Each of the multiple Section 1035 exchanges must meet the requirements described in this section, and must include a contribution of at least $1,000.

No contributions will be accepted after we begin scheduled payments under the Inherited NQ contracts. See the description under “Income Edge Beneficiary Advantage” below for the requirements regarding provision of cost basis information.

We must receive all contributions and the information we require from the insurance company (or companies) that issued the source contract(s) in sufficient time for us to begin making scheduled payments under the Inherited NQ contract, which must be no later than twelve months after the date of death of the deceased owner of the source contract. Our deadline is generally 9 months after the date of death of the deceased owner of the source contract. No additional contributions are allowed once we have begun making payments.

If the insurance company that issued the source contract does not provide us with a 1035 exchange contribution and the information we need in a timely manner, we may not be able to issue the Inherited NQ contract or honor an election for Income Edge Beneficiary Advantage. See “Payment options under an Inherited NQ contract” below.

Payment options under an Inherited NQ contract

There are two payment options under the Inherited NQ contract, “Income Edge Beneficiary Advantage” and “Beneficiary NQ Stretch.” We describe these options and the conditions and limitations that apply to each option later in this section.

Regardless of payment option, there are some features, conditions and limitations that are common to both options:

•

The Inherited NQ contract is intended only for beneficiaries under source contracts who plan to take payments from the Inherited NQ contract at least annually over a period measured by their life expectancy. We call these “scheduled payments.” These scheduled payments must begin no later than the Required Payment Starting Date. Beneficiaries who do not want to take scheduled payments at least annually and want to wait up to five years after the death of the owner of the source contract to withdraw the entire amount of their interest in the source contract should not purchase an Inherited NQ contract. Because of the Inherited NQ contract’s focus on scheduled payments, certain features more suitable to long-term accumulation vehicles are not available under the Inherited NQ contract.

•	We have no minimum age requirement for issuing an Inherited NQ contract, but we will not issue an Inherited NQ contract to an individual over age 75.

•

The Inherited NQ contract owner must receive scheduled payments at least annually (but can elect to receive scheduled payments monthly or quarterly). The Inherited NQ contract owner can choose a date to start scheduled payments earlier than the Required Payment Starting Date, as long as we have the Section 1035 exchange contribution(s) and information we need to start scheduled payments on the earlier date.

•

The amount of the first scheduled payment is determined by dividing the account value as of the date payments begin by the owner’s life expectancy. Each subsequent annual scheduled payment is determined by dividing the remaining annuity account value as of the anniversary date by the initial life expectancy, reduced by 1 for each subsequent year.

For example, if on the date of the first scheduled payment your account value is $100,000 and your life expectancy is 20 years, the amount of the first scheduled payment will be $5,000. If on the date of the second scheduled payment your account value is $99,750, the amount of the second scheduled payment will be $5,200 ($99,750 divided by 19).

•	Payment amounts are taken on a pro rata basis from your variable investment options.

•	The Inherited NQ contract owner may make transfers among the variable investment options.

•	Once scheduled payments begin, they cannot be stopped until the account value falls to zero.

•	No form of annuity benefit other than scheduled payments as described in this section is available under the Inherited NQ contract.

•

An Inherited NQ contract owner may choose to withdraw all or a portion of his/her account value at any time. Any partial withdrawal must be at least $300. Unlike Income Edge Beneficiary Advantage scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge Beneficiary Advantage scheduled payments. Withdrawal charges will apply, as described in “Charges and expenses” later in this Prospectus.

•	Change of ownership of an Inherited NQ contract is not permitted.

•	The Return of death benefit is not available under an Inherited NQ contract.

•

At the death of the Inherited NQ contract owner, we will continue scheduled payments to a successor beneficiary/owner chosen by the Inherited NQ contract owner. The successor beneficiary/owner has the same rights as the Inherited NQ contract owner to take partial withdrawals in addition to scheduled payments and to fully surrender (redeem) the Inherited NQ contract. If there is more than one individual or entity chosen by the Inherited NQ contract owner to be successor beneficiary/owner, we will make payments in equal shares unless the Inherited NQ contract owner instructed us in writing to pay one or more successor beneficiary/owner differently.

Income Edge Beneficiary Advantage

Under the Income Edge Beneficiary Advantage payment option for an Inherited NQ contract (“Income Edge BA”), we take into account the “cost basis” in calculating and reporting income amounts with respect to scheduled payments. A portion of each scheduled payment is a return of the cost basis in the contract and thus excludable from taxes. The “cost basis” in an Inherited NQ contract with Income Edge BA is the amount of investment in the source contract carried over from the source contract to the Inherited NQ contract (as reported to us in the context of the Section 1035 exchange by the insurance company which issued the source contract), plus or minus any subsequent adjustments.

The payment period for scheduled payments is initially based on the age of the Inherited NQ contract owner, using an IRS table for post-death payments and rounding down to the nearest whole number. The Inherited NQ contract owner may select a shorter payment period, which will generally result in larger payments.

The conditions applicable to an Income Edge BA election are as follows:

•	Income Edge BA must be elected on our form.

•	The account value of the Inherited NQ contract must be at least $35,000.
•	The account value of the Inherited NQ contract must be greater than the cost basis reported to us in the context of the Section 1035 exchange by the insurance company which issued the source contract.

•	We must have received all Section 1035 exchange contributions from each source contract at least three months prior to the Required Payment Starting Date.

•

We must have all cost basis information, in good order, from the insurance company which issued the source contract, at least three months prior to the Required Payment Starting Date for an Income Edge BA election to be effective. If we do not receive complete cost basis information in this timeframe, your Income BA election will not take effect and your contract will default to the Beneficiary NQ Stretch payment option. If there are multiple source contracts for the same deceased owner, as long as we have cost basis information in good order for any source contract, we will use that amount as the cost basis.

•	We may impose a charge approximating premium tax in certain states.

•

If an Inherited NQ contract owner elects Income Edge BA, and we cannot honor or implement that election because of a failure to meet any of the conditions for Income Edge BA noted above, we will begin scheduled payments under the Beneficiary NQ Stretch payment option for the Inherited NQ contract no later than the Required Payment Starting Date, which is one year after the date of death of the deceased owner of the source contract.

•	Return of Premium death benefit is not available with Income Edge.

Income Edge BA payment may not be available in all states. We also offer a version of Income Edge Beneficiary Advantage as a death benefit option for a beneficiary under an NQ Investment Edge® contract where the contract owner dies before an annuity option under the contract has been elected. See “Payment of death benefit” later in this Prospectus.

Even though the private letter ruling we received from the IRS in connection with the standard form of Income Edge does not specifically address Income Edge BA, we believe, based on our review and interpretation of applicable federal tax law, that the Income Edge BA payout methodology constitutes a series of “substantially equal periodic payments” over a “period not extending beyond the life expectancy” of a beneficiary within the applicable requirements of 72(s) of the Code and therefore complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts. See “Income Edge payment program” under “Tax Information” later in this Prospectus.

Beneficiary NQ Stretch

Under the Beneficiary NQ Stretch payment option for the Inherited NQ contract, we do not report all scheduled payments as being a partial return of cost basis. Instead, we report scheduled payments as taxable to the extent that there is income in the contract.

Beneficiary NQ Stretch must be elected on our form. However, for an Inherited NQ contract owner who elected Income Edge BA, Beneficiary NQ Stretch will apply by default if one or more of the conditions for honoring or implementing an Income Edge BA election could not be met before the Required Payment Starting Date.

The payment period is based on the age of the Inherited NQ contract owner, using an IRS table for post-death payments and rounding down to the nearest whole number. A shorter payment period may not be elected under Beneficiary NQ Stretch.

Beneficiary NQ Stretch is similar to the Beneficiary Continuation Option we offer to beneficiaries under traditional IRA, Roth IRA and NQ contracts and for which we received a private letter ruling from the IRS. Based on our interpretation of the requirements of Section 72(s) of the Code, we believe that the Beneficiary NQ Stretch payout methodology complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts.

Your right to cancel within a certain number of days

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this “free look” period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix III to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution. In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your “free look” period, depend on whether you purchased the contract as a replacement. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution. When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your contract’s cash value.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract whether we have received your contribution or not.

Please see “Tax information” later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value,” later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information” later in this Prospectus.

2. Determining your contract’s value

Your account value and cash value

Your “account value” is the total of the values you have in the variable investment options.

Your contract also has a “cash value.” At any time before annuity payments begin, your contract’s cash value is equal to the account value plus any accrued but unpaid Breakpoint credit amount, less: (i) as applicable, the total amount or a pro rata portion of the Contract Maintenance Fee (if applicable) and any Return of Premium death benefit charge; and (ii) any applicable withdrawal charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money” later in this Prospectus.

Your contract’s value in the variable investment options

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)	operations expenses;

(ii)	administrative expenses;

(iii)	distribution charges; and

(iv)	the fund facilitation fee (if any).

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)	increased to reflect additional contributions;

(ii)	decreased to reflect a withdrawal (plus withdrawal charges if applicable); or

(iii)	increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

Your units are also reduced when we deduct the Contract Maintenance Fee (if applicable) and any Return of Premium death benefit charge. A description of how unit values are calculated is found in the SAI.

Insufficient account value

Your account value will fall to zero and your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals (including withdrawals for the payment of fees and charges under the contract) and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefit including the Return of Premium death benefit, if elected.

3. Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

•

We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses” later in this Prospectus.

•

We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

•	Our current transfer restrictions are set forth in the “Disruptive transfer activity” section below.

Some states may have additional transfer restrictions. Please see Appendix III later in this Prospectus.

We will confirm all transfers in writing or, if you are enrolled in electronic delivery, electronically.

Please see “Allocating your contributions” in “Contract features and benefits” for more information about your role in managing your allocations.

Rebalancing your account value

Our rebalancing program offers two options — scheduled/recurring rebalancing and one-time rebalancing — that you can use to automatically reallocate your account value among the variable investment options.

To enroll in the scheduled/recurring rebalancing program, you must notify us in writing by completing our investment option selection form, telling us:

(a)	in whole percentages only, the percentage you want invested in each variable investment option, and
(b)	how often you want the rebalancing to occur (quarterly, semiannually, or annually).

While your scheduled/recurring rebalancing program is in effect, we will transfer amounts among each variable investment option, so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value must be included in the scheduled/recurring rebalancing program. Currently, we permit rebalancing of up to 100 investment options.

Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.

You may elect or terminate the scheduled/recurring rebalancing program at any time. You may also change your allocations under the scheduled/recurring program at any time. Once enrolled in the scheduled/recurring rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our scheduled/recurring rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your scheduled/recurring program. Changes to your allocation instructions for the scheduled/recurring rebalancing program (or termination of your enrollment in the program) may be requested through Online Account Access; otherwise, they must be made in writing and sent to our processing office. The scheduled/recurring rebalancing program is available while the dollar cost averaging program is in effect, and for NQ contracts, remains available after election of an Income Edge payment program.

Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are a part of EQ Premier VIP Trust and EQ Advisors Trust (together, the “affiliated trusts”), as well as investment options with underlying Portfolios of outside trusts with which the Company has entered into participation agreements (the “unaffiliated trusts“ and, collectively with the affiliated trusts, the “trusts”). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

4. Accessing your money

Withdrawing your account value

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options (excluding amounts in the dollar cost averaging program (if any), from which withdrawals are deducted only if there is insufficient value in all other variable investment options) unless you instruct us otherwise (except scheduled payments from an Income Edge payment program, which are always deducted pro rata). The table below shows the methods available under each type of contract. More information follows the table.

Please see “How withdrawals (and Income Edge scheduled payments, if applicable) are taken from your account value” and “Effect of withdrawals on your Return of Premium death benefit” later in this section and “Insufficient account value” will reduce your account value and in “Determining your contract’s value” earlier in this Prospectus for more information on how withdrawals affect your Return of Premium death benefit and could potentially cause your contract to terminate.

Method of withdrawal and Income Edge availability

Contract	Partial	Syste- matic	Pre-age 591 /2 sub- stantially equal	Lifetime required minimum distribu- tion	Income Edge Payment Program
NQ	Yes	Yes	Yes	No	Yes(3)
Traditional IRA	Yes	Yes	Yes	Yes	No
Roth IRA	Yes	Yes	Yes	No	No
SEP IRA	Yes	Yes	Yes	Yes	No
QP(2)	Yes	No	No	No	No
Inherited IRA	Yes	No	No	(1)	No
Inherited NQ	Yes	No	No	No	Yes(4)
(1)	The contract pays out post-death required minimum distributions. See “Inherited IRA beneficiary continuation contract” in “Contract features and benefits” earlier in this Prospectus.
(2)	All payments are made to the plan trust as owner of the contract. See “Appendix IV: Purchase considerations for QP contracts” later in this Prospectus.
(3)	Includes Income Edge Early Retirement Option and (for your beneficiary) Income Edge Beneficiary Advantage.
(4)	Income Edge Beneficiary Advantage is available if the conditions for its election are satisfied.

All requests for withdrawals must be made on a specific form that we provide. Please see “How to reach us” under “The Company” earlier in this Prospectus for more information.

Partial withdrawals

(All contracts)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

For Investment Edge® contracts, partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount. For more information, see “10% free withdrawal amount” in “Charges and expenses” later in this Prospectus.

Any partial withdrawal request will terminate the systematic withdrawal option.

For NQ and Inherited NQ contracts, special rules apply to partial withdrawals (also referred to as redemptions) following election of any version of Income Edge. Please see “Income Edge Payment Program” later in this section and “Inherited NQ beneficiary payment contract” in “Contract Features and Benefits” for more information.

If you have authorized your advisor to take withdrawals of advisory fees from your Investment Edge® ADV contract, your advisor can elect to withdraw their advisory fees from your contract at any time. You can terminate this authorization at any time. A withdrawal to pay advisory fees, like all withdrawals, will reduce your account value, death benefit and payments under the Income Edge program. A withdrawal from a Investment Edge® ADV contract, including a withdrawal to pay the fees of the fee-based program, may be a taxable event. For the tax consequences of withdrawals, see “Tax information” later in this Prospectus.

Systematic withdrawals

(All contracts except QP, Inherited IRA, and Inherited NQ)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.

If your contract is subject to withdrawal charges, you may take systematic withdrawals of a fixed dollar amount or percentage of account value on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If your contract is subject to withdrawal charges and any applicable withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value. However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your contract, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph. For Investment Edge® Select and Investment Edge® ADV contracts, you may not elect a systematic withdrawal option in excess of 10% of your account value annually.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	you must select a date that is more than three calendar days prior to your contract date anniversary; and

•	you cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time however:

•	for NQ contracts, you may not elect to take systematic withdrawals once you have elected an Income Edge payment program.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time. In addition, for NQ contracts, the option is automatically canceled upon election of an Income Edge Payment Program.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option. In addition, you may not take systematic withdrawals if you are taking substantially equal withdrawals as described below. For IRA contracts, if a required minimum distribution withdrawal is made while the systematic withdrawal option is in effect, the option will be terminated.

For Investment Edge® contracts, systematic withdrawals are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while systematic withdrawals are being taken will be subject to withdrawal charges to the extent they exceed the 10% free withdrawal amount.

Substantially equal withdrawals

(All contracts except QP, Inherited IRA, and Inherited NQ)

We offer our “substantially equal withdrawals option” to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59 1/2. For traditional IRA, Roth IRA and SEP IRA contracts, substantially equal withdrawals are also referred to as “72(t) exception withdrawals”. For NQ contracts, substantially equal withdrawals are also referred to as “72(q) exception withdrawals.” See “Tax information” later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59 1/2 or five full years after the first withdrawal. If you stop or alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before you reach age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month or within 28 days of the date on which your contract was issued. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select, and will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; (iii) you contribute any more to the contract or; (iv) for NQ contracts, you elect an Income Edge payment program after the mandatory period (which is after five years from the first 72(q) exception withdrawal and you have reached age 59 1/2).

Unless you are eligible to and have elected an Income Edge payment program, you may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while substantially equal withdrawals are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount, and will also terminate the substantially equal withdrawals option.

Income Edge Early Retirement Option.  Under certain NQ contracts, prior to age 59 1/2 you may be able to elect a version of Income Edge that we call Income Edge Early Retirement Option, which is a variable annuity payout option also intended to qualify for the exception under Section 72(q) of the Internal Revenue Code. Unlike the 72(q) exception withdrawals discussed immediately above, Income Edge Early Retirement Option cannot be stopped and restarted at a later time. See “Income Edge Early Retirement Option” later in this section for more information.

Lifetime required minimum distribution withdrawals

(Traditional IRA and SEP IRA contracts only — See “Tax information” later in this Prospectus)

We offer our “automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation.

You may elect this service in the year in which lifetime minimum distributions must start or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually and will be taken pro rata from all investment options.

This service is not available under QP contracts.

Under legislation enacted at the end of 2019:

•	If your birthdate is June 30, 1949 or earlier, you may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach age 70 1/2, or in any later year.

•	If your birthdate is July 1, 1949 or later, you may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach age 72, or in any later year.

See the discussion of lifetime required minimum distributions under “Tax Information” later in this prospectus.

Therefore, if you are making a rollover or transfer contribution to the contract after age 72 (or age 70 1/2 if applicable), you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 72 (or age 70 1/2 if applicable) if you have not begun your annuity payments before that time.

If you elect our RMD service, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	you must select a date that is more than three calendar days prior to your contract anniversary; and

•	you cannot select the 29th, 30th, or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the service, subject to the restrictions listed above. You must wait at least 28 days after your contract is issued before your RMD service withdrawals can begin. You must elect a date that is more than three calendar days prior to your contract anniversary.

For Investment Edge® contracts, we do not impose a withdrawal charge on RMD payments taken through our automatic RMD service, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while RMD payments are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

Income Edge Payment Program

(NQ contracts only)

An Income Edge payment program, when elected, will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes (the “Tax-Free Amount”).(1) Unlike traditional forms of annuitization, an Income Edge payment program allows for a form of annuity payout that provides continuing access to your contract’s account value by allowing you to take partial withdrawals or surrender your contract during the payout period.

We offer several Income Edge payment program versions, each of which is described in detail in this Prospectus:

•	Income Edge — the standard form of Income Edge payment program, described immediately below.

•	Income Edge Early Retirement Option — available for election by contract holders under the age of 59 ½. See “Income Edge Early Retirement Option” later in this section.

•	Income Edge Beneficiary Advantage — available for election:

—	by Investment Edge® contract beneficiaries as a death benefit option, as described in “Income Edge Beneficiary Advantage for NQ contracts only” in the “Payment of death benefit” section; and

—	as one of two payout options under an Inherited NQ contract, as described in “Inherited NQ beneficiary payout contract” in the “Contract features and benefits” section.

When used in this Prospectus, “Income Edge Payment Program” refers generally to all forms of Income Edge payment programs, unless we indicate otherwise.

•	Income Edge

In order to elect the standard form of Income Edge, at the time of election your account value must be (i) at least $35,000 and (ii) more than your cost basis in the contract. In addition, there are certain age requirements for electing this feature, which are described below, and in some states there may be other limitations regarding election of Income Edge. Please see Appendix III later in this Prospectus for more information. You

(1)	Unlike systematic withdrawals and 72(q) exception withdrawals, these payments cannot be stopped once they begin.

also cannot elect Income Edge while you are receiving systematic withdrawals or “substantially equal withdrawals”, until the mandatory period has elapsed. See “Substantially equal withdrawals” earlier in this section. For contracts purchased through a Section 1035 exchange, Income Edge cannot be elected unless all expected contributions have been received; in addition, you will be responsible for ensuring that the cost basis information for all contracts being exchanged into the Investment Edge® contract has been reported to us by the original insurance companies. Finally, for contracts with a non-natural owner, Income Edge may only be elected where the contract is owned by a trust or other entity as an agent or nominee for an individual.

Maximum payment period. There are two methods for determining the maximum period of time over which we will make payments under this feature: Single Election and Joint Election. Under Single Election, payments will be made over a defined period which, while not life contingent, is measured by the age of one person — the owner or, for jointly owned contracts or contracts with a non-natural owner and joint annuitants, the person selected upon election (the Applicable Individual). Under Joint Election, the defined period is measured by the age of the younger of two persons selected upon election (also the Applicable Individual) who may be, but need not be, spouses. For contracts with non-natural owners, choosing the Single Election method will result in the defined period being measured by the age of the annuitant or, in the case of joint annuitants, the age of the younger joint annuitant. At the same time that you elect Income Edge, you may add a successor owner or joint annuitant to your contract in order to choose the Joint Election method. Note that under both methods, the defined period is also used to determine the maximum period over which your cost basis in the contract will be recovered.

In order to elect the Single Election method, the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. Note that for jointly owned contracts where the Single Election method is chosen, the owner who is not chosen as the Applicable Individual need not satisfy this age requirement. In order to elect the Joint Election method, both persons who are eligible to be designated as the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. In order to elect the Joint Election method for contracts with either (i) an individual owner or (ii) a non-natural owner with a single annuitant, the individual added to the contract as either a successor owner or joint annuitant for purposes of electing the Joint Election method must meet the age requirements set forth above. In addition, please note that adding a successor owner or joint annuitant to the contract in connection with making the election may change your beneficiary designation. See “Your beneficiary and payment of death benefit” in “Payment of Death Benefit” later in this Prospectus.

If the Single Election method is chosen, the maximum period over which you will receive payments (and recover your cost basis in the contract) is determined by the following formula: Age 95 minus the age of the Applicable Individual at the time that Income Edge is elected. If the Joint Election method is chosen, that period is determined by the following formula: Age 100 minus the age of the Applicable Individual at the time that Income Edge is elected. Under either method, a shorter period than that calculated by the applicable formula can be chosen; however, for Investment Edge® Select and Investment Edge® ADV contracts, that period cannot be shorter than 10 years and for Investment Edge® contracts, that period cannot be shorter than 15 years. Please see the following table for examples of the payment period calculation.

Chosen Payment Period Method	Age of Applicable Individual at time of Election	Maximum Payment Period	Shorter Payment Period Available?
Single Election	63	32 years	Yes (at least 10 years or 15 years, depending on contract version)
Single Election	81	14 years	Yes for Investment Edge® Select and Investment Edge® ADV contracts (at least 10 years); No for Investment Edge® contracts
Joint Election	63	37 years	Yes (at least 10 or 15 years depending on contract version)
Joint Election	81	19 years	Yes (at least 10 or 15 years depending on contract version)

The amount of the payments we will make is redetermined on an annual basis, meaning that the amount of your payments may vary each year of the payment period (called an Annual Payout Period). In contrast, the amount of each payment that is considered to be the return of a portion of your cost basis in the contract is determined at the time that you elect Income Edge and does not change during the payment period.

Your Income Edge payment program becomes effective on the Income Edge Effective Date, which is the date by which we have received your election to begin Income Edge payments along with all required information, exchanges and cost basis.

You may choose to receive monthly, quarterly, or annual payments (“payment modes”) during each Annual Payout Period over the payment period. A change in your chosen payment frequency is not permitted. You may request to have your payments made on any day of the month, subject to the following restrictions:

•	you must select a date that is no more than one payment mode away from the date on which you elect Income Edge; and

•	you cannot select the 29th, 30th, or 31st.

If you do not select a date, we will make the payments on the same day of the month as the day we receive your request to elect Income Edge, subject to the restrictions listed above.

For the first Annual Payout Period, the total amount of payments for that year is calculated by dividing your account value at the time that you elect Income Edge by the payment period selected.(1) For each subsequent Annual Payout Period the total amount of payments for that year is calculated by dividing your account value on the last day of the preceding Annual Payout Period by the remaining number of years in the payment period as of the first day of the current Annual Payout Period. If not sooner, your account value will always equal zero by the end of the payment period selected. Note that we reserve the right to change the manner in which Income Edge scheduled payments are calculated, but such a change will not affect any payments made pursuant to an Income Edge election that preceded the effective date of the change. Please see below for an example of the payment amount calculation.

In addition, see Appendix VI for a demonstration of the payment amount calculation as a percentage of account value.

Example

Income Edge is elected on 6/15/2020 with the Single Life election method by an 80 year old contract holder whose account value is $150,000 at the time of election. The contract owner has chosen to receive quarterly payments over the maximum payment period.

Annual Payout Period Year	Account Value for Payment Calculation	Remaining number of years in Payment Period	Total Payments for Annual Payout Period
1	$150,000 (as of 6/15/20)	15	$10,000 (in quarterly payments of $2,500)
2	$155,000 (as of 6/14/21)	14	$11,071.43 (in quarterly payments of $2,767.86)
3	$140,000 (as of 6/14/22)	13	$10,769.23 (in quarterly payments of $2,692.31)
15	$12,000 (as of 6/14/34)	1 (Annual Payout Period Year 15)	$12,000 (in quarterly payments of $3,000)

Note, however, that if your account value is less than or equal to the amount of any Income Edge scheduled payment on the date that such payment is due, the entire amount of your account value will be paid and your contract will terminate. In addition, if your account value is greater

(1)	Note that during the first Annual Payout Period your monthly or quarterly payments must be at least $250.

than the amount of the last Income Edge scheduled payment on the date that such payment is due, the last Income Edge scheduled payment will be equal to your entire account value.

Income Edge scheduled payments will be taken pro rata out of all investment options. For Investment Edge® contracts, Income Edge scheduled payments are not subject to withdrawal charges and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, such payments will reduce the 10% free withdrawal amount. If your contract terminates for any reason prior to the end of Income Edge scheduled payments, no further Income Edge scheduled payments will be made.

A portion of each Income Edge scheduled payment represents a return of your cost basis in the contract, and is called the Tax-Free Amount. The Tax-Free Amount for each Annual Payout Period is calculated at the time that you elect Income Edge and does not change once it is calculated. It is calculated by dividing the remaining cost basis in the contract at the time that Income Edge is elected by the number of years in the payment period selected at the time of election. That number is then divided by the number of Income Edge scheduled payments in each Annual Payout Period to determine the Tax-Free Amount that applies to each Income Edge scheduled payment.

For example, if the remaining cost basis in the contract at the time that Income Edge is elected is $100,000, and the payment period chosen at election is 10 years, then the Tax-Free Amount for each Annual Payout Period is $10,000. And if that contract owner had selected quarterly payments, then $2,500 (1/4th of $10,000) would be the amount of each Income Edge scheduled payment that would represent a return of cost basis in the contract.

Your actual cost basis in the contract is reduced by the Tax-Free Amount upon receipt of each Income Edge scheduled payment. Income Edge is designed to deplete your entire cost basis in the contract by the end of the payment period selected. Special rules may apply if you have purchased more than one nonqualified annuity contract from the Company in the same calendar year. Please see “Tax Information” later in this Prospectus for more information.

All options selected as part of electing Income Edge (e.g., Joint Election, payment period) are final, although you may cancel your election if your request to do so is received prior to the date on which your first Income Edge scheduled payment is made.

Once Income Edge scheduled payments begin, they cannot be stopped, although the contract can be fully redeemed (surrendered) for the then-current account value net of withdrawal charges, if applicable. In addition, upon election of Income Edge the following limitations on your contract apply:

•	Additional contributions — including Section 1035 exchanges — to your contract are not permitted.

•	Contract ownership cannot be changed, and no rights under the contract may be assigned.

•	Any systematic withdrawal option or 72(q) substantially equal withdrawal option that is in effect will end.

•	You may not select any of the other annuity payout options available under your contract, and the maturity date is no longer applicable.

•	If you have elected the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes all inconsistent beneficiary designations.

•	Any existing instructions that you specified regarding the manner in which the death benefit should be paid out will no longer be in effect.

•	The beneficiary continuation option, spousal continuation option, and other annuity options are not available to beneficiaries.

•	The Return of Premium death benefit, if elected, will be terminated on the Income Edge Effective Date. A pro rata charge for the Return of Premium death benefit will be deducted on that date.

In addition, we may impose a premium tax charge on contracts issued in certain states upon election of Income Edge. If such a charge is applicable, it will be taken out of your account value on the date that you elect Income Edge on a pro rata basis prior to calculating the Income Edge scheduled payment(s) due during the first Annual Payout Period.

See “Special Rules for NQ contracts when Income Edge is in effect” in “Payment of Death Benefit” for more information on rules that apply upon the death of the owner.

Partial Withdrawals. You may make partial withdrawals (redemptions) following election of Income Edge, subject to withdrawal charges, if applicable. Note that unlike Income Edge scheduled payments, no portion of such withdrawals will represent a return of your cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge scheduled payments. In addition, the withdrawal charge schedule remains unchanged upon election of Income Edge, and any withdrawal charge waivers that were in effect at the time that Income Edge was elected will continue to be in effect in accordance with their terms. If you have an Investment Edge® ADV contract, please note that withdrawals to pay advisory fees reduce your Income Edge program payments on a pro rata basis.

•	Income Edge Early Retirement Option

Income Edge Early Retirement Option (“Income Edge ERO”) is a version of Income Edge available for election by Investment Edge® NQ contract owners aged between 10 and 59½. To elect Income Edge ERO, your account value must be (i) at least $50,000 and (ii) more than your cost basis in the contract. Like the “substantially equal withdrawals” option discussed earlier in this section, Income Edge ERO is intended to meet the “substantially equal periodic payments” exception provided under Section 72(q) of the Internal Revenue Code that otherwise applies a 10% additional federal income tax penalty to distributions taken before age 59½. Unlike the “substantially equal withdrawals” option:

•	Income Edge ERO will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment representing a return of your cost basis in the contract.

•	Income Edge ERO scheduled payments cannot be stopped once they begin, and annuitization options under the contract are no longer available.

The features of Income Edge discussed immediately above also apply to Income Edge ERO, subject to these distinctions:

•

We will continue to make payments under Income Edge ERO even after you are age 59½ until all payments are made under the contract, unless you request to surrender (redeem) your contract. Depending both on your age and the length of time you have been receiving payments under Income Edge ERO, we may have to report such redemption as being subject to a federal tax penalty.

•	Income Edge ERO is only available for election by individual contract owners. Income Edge ERO cannot be elected under a jointly owned contract or by non-natural owners.

•

Payment period. The discussion in “Income Edge” above concerning the determination of the payment period and the choice between “Single Election” and “Joint Election” does not apply to Income Edge ERO. Rather, the period of time over which Income Edge ERO scheduled payments are made is calculated based on your life expectancy when payments begin. We determine your life expectancy by referring to an IRS table used for determining “substantially equal periodic payments” and round down to the nearest whole number. Unlike Income Edge, you cannot select a payment period that is shorter than the life expectancy period we determine.

The amount of the first scheduled payment is determined by dividing the account value as of the date payments start by your life expectancy as determined above. Each subsequent annual scheduled payment is determined by dividing the remaining account value as of the anniversary date by the initial life expectancy, reduced by 1 for each subsequent year.

•

Partial withdrawals. As with Income Edge, you have the ability to take partial withdrawals (redemptions) after you elect Income Edge ERO, subject to withdrawal charges, if applicable. However, if you take partial withdrawals or fully surrender (redeem) your contract (i) prior to age 59½ or (ii) after age 59 1/2 but prior to having received five full years of Income Edge ERO scheduled payments, there may be adverse tax consequences. Although we believe that the Income Edge ERO payment program constitutes substantially equal periodic payments for purposes of Section 72(q) of the Code, taking a withdrawal will alter your payment pattern and we can no longer report the Income Edge ERO scheduled payment amounts as being available for the exception. See “Tax Information” later in this Prospectus for more information. If you have an Investment Edge® ADV contract, please note that withdrawals to pay advisory fees reduce your Income Edge program payments on a pro rata basis.

If you are under age 59½, you should carefully consider whether to elect Income Edge ERO or instead wait until you are older than age 59½ and elect Income Edge. As discussed above, Income Edge ERO has certain limitations that do not apply to Income Edge, and even though there are no contractual restrictions on your ability to take withdrawals that are in addition to your scheduled payments, or to fully redeem your contract, adverse tax consequences may apply if you are under age 59½ and/or have not received five full years of scheduled Income Edge ERO payments.

•	Income Edge Beneficiary Advantage

The Income Edge Beneficiary Advantage (“Income Edge BA”) payment option is a form of Income Edge payment program available under NQ contracts (a) to Investment Edge® contract beneficiaries as a death benefit option; and (b) as one of two payout options for beneficiaries under an Inherited NQ contract.

Features of the version of Income Edge BA available for election by an Investment Edge® contract beneficiary include the following:

•

We will determine a payment period at the time that scheduled payments begin. The payment period is based on your beneficiary’s age, using an IRS table for post-death payments and rounding down to the nearest whole number. Before scheduled payments start, your beneficiary may choose a shorter payment period than the one we determine, but a payment period must be at least 15 years (for beneficiaries of Investment Edge® contracts) or 10 years (for beneficiaries of Investment Edge® Select and Investment Edge® ADV contracts).

•

Your beneficiary may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply.

This version of Income Edge BA is described in more detail in “Income Edge Beneficiary Advantage for NQ contracts only” in the “Payment of death benefit” section of the Prospectus.

Features of the version of Income Edge BA available for election by beneficiaries under an Inherited NQ contract include the following:

•

We will determine a payment period at the time that scheduled payments are due to begin. The payment period is based on the Inherited NQ contract owner’s life expectancy. The Inherited NQ contract owner may select a shorter payment period, which will generally result in larger payments.

•

The Inherited NQ contract owner may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply.

This version of Income Edge BA is described in more detail in “Inherited NQ beneficiary payout contract” in the “Contract features and benefits” section of the Prospectus.

How withdrawals are taken from your account value

We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options. We treat scheduled payments under any form of Income Edge payment program in the same manner. If there is insufficient value or no value in the variable investment options, any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn from amounts in the dollar cost averaging program (if any). A partial withdrawal (or, if applicable, an Income Edge payment program scheduled payment) from amounts in the dollar cost averaging program (if any) will not terminate the dollar cost averaging program.

If you direct us to subtract an automated withdrawal (systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals) from specific variable investment option(s), and the value in the selected investment option(s) drops below the requested withdrawal amount, the requested amount will be taken on a pro rata basis from all other investment options in the contract on the business day after the withdrawal was scheduled to occur. All subsequent automated withdrawals will be processed on a pro rata basis from all other investment options.

For non-automated lump sum withdrawals (i.e., partial withdrawals), if you direct us to subtract such a withdrawal from specific investment option(s) and the value in the selected investment option(s) is less than the requested withdrawal amount, the request will not be processed and we will ask you to amend the request before it can be processed.

Effect of withdrawals on your Return of Premium death benefit

(not applicable if you have elected an Income Edge payment program)

If you elected the Return of Premium death benefit, all withdrawals from your contract, whether partial withdrawals (including withdrawals to pay advisory fees), systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals, will reduce your Return of Premium death benefit on a pro rata basis. See ”Pro rata treatment of withdrawals” under “Return of Premium death benefit” in “Contract features and benefits” earlier in this Prospectus for more information.

Withdrawals treated as surrenders

(not applicable to scheduled payments under any form of Income Edge)

If you request to withdraw more than 90% of a contract’s current cash value, or if your account value is reduced to zero as a result of a withdrawal, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if you make a withdrawal that would result in a cash value of less than $500. See “Surrendering your contract to receive its cash value” below. For the tax consequences of withdrawals, see “Tax information” later in this Prospectus.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information. You may also surrender your contract while an Income Edge payment program is in effect.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options” below. For the tax consequences of surrenders, see “Tax information” later in this Prospectus.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the NYSE is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service (subject to applicable charges; see “Charges and Expenses” later in this Prospectus).

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;
•	any disbursement requested within 30 days of an address change;

•

any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; and

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business. A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

Your annuity payout options

(Not applicable when any version of Income Edge has been elected, or to Inherited IRA or Inherited NQ contracts)

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial annuitization” below. For NQ contracts, see “Income Edge Payment Program” earlier in this section for details regarding the Income Edge payment program.

Deferred annuity contracts such as Investment Edge® provide for conversion to annuity payout status at or before the contract’s “maturity date”. This is called “annuitization”. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments (“payout option”). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time, which generally is at least 13 months after the contract issue date. Please see Appendix III later in this Prospectus for information on state variations. The contract’s maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in “Annuity maturity date” later in this section.

In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Investment Edge® contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with 60 days advance written notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. For example, assume the contract owner is a 70-year old male and contributes $100,000. Seven years later we announce a change in the guaranteed annuity purchase rate. After this change, the contract owner contributes $45,000. At age 85, the contract owner elects to annuitize the contract. At this time the annuity account value is $260,000, of which $200,000 is attributable to the initial contribution and $60,000 is attributable to the subsequent contribution. Assume the guaranteed annuity purchase rate at the time the contract was issued was 5.63 per $1,000. After the change, the guaranteed annuity purchase rate is 4.79 per $1,000. The guaranteed monthly payment when the contract is annuitized would be $1,413.40 (=200,000 x 5.63 / 1,000 + 60,000 x 4.79 / 1,000).

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

You can currently choose from among the payout annuity options listed below. Restrictions may apply, depending on the type of contract you own or the owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time.

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•

Life annuity:  An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

•

Life annuity with period certain:  An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

•

Life annuity with refund certain:  An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here, including non-life contingent annuities. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Investment Edge® series contract.

We use the account value if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, we use the cash value if you select one of these payout options.

Partial annuitization.  Partial annuitization of nonqualified deferred annuity contracts, as described in “Partial Annuitization” in “Tax Information”, is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We currently do not offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Partial annuitization is available until your annuity maturity date. See “How withdrawals are taken from your account value” earlier in this section.

For NQ contracts, any partial annuitization must take place prior to election of the Income Edge payment program. In that case, only the cost basis for the portion of the contract that has not been annuitized will be available under the Income Edge payment program. See “Income Edge Payment Program” earlier in this section.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date. Please see Appendix III later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

Annuity maturity date

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant’s 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. The default payout option is the Life annuity with period certain not to exceed 10 years.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix III later in this Prospectus for variations that may apply in your state.

5. Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

•	An operations charge

•	An administrative charge

•	A distribution charge

We may also deduct the following charges from your account value. If we deduct these charges from your variable investment options we reduce the number of units credited to your contract:

•	On each contract date anniversary (or, for NQ contracts where an Income Edge payment program has been elected, the Income Edge Anniversary Date) — the Contract Maintenance Fee, if applicable.

•	At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).

•

At the time annuity payments are to begin including, for NQ contracts, Income Edge payment program scheduled payments — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

•	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

•	Charge for third-party transfer or exchange.

•	Special services charges (if applicable).

•	Duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement charge (if applicable).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

Separate account annual expenses

Operations charge.  We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the Investment Edge® series:

Investment Edge®:	0.60%

Investment Edge® Select:	0.75%

Investment Edge® ADV:	0.15%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

Administrative charge.  We deduct a daily charge from the net assets in each variable investment option. The charge, together with the Contract Maintenance Fee described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Investment Edge®:	0.30%

Investment Edge® Select:	0.30%

Investment Edge® ADV:	0.10%

Distribution charge.  We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Investment Edge®:	0.10%

Investment Edge® Select:	0.20%

Investment Edge® ADV:	0.00%

We sometimes refer to the total amount of Separate account annual expenses as the “Contract fee”. You may be eligible for a reduction in the Contract fee. See “Breakpoint Credit” in “Contract features and benefits” for more information.

Annual fund facilitation fee.  We may deduct a fund facilitation fee in order to make certain variable investment options available under the contract. The fee applies to variable investment options that do not provide us with the amount of revenue we require in order for us to meet our expenses and revenue targets.

The fee is based on the net assets in each variable investment option for which we specify that the fee applies. It is expressed as an annual percentage rate and is deducted daily from the unit value of the applicable variable investment option.

If the contract is surrendered or annuitized (not including election of an Income Edge payment program) or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. If your account value is insufficient to pay this charge, your contract will terminate without value.

Currently, we do not charge this fee for any variable investment option that we offer.

Account value charges

Contract Maintenance Fee.  We will deduct a $50 dollar charge on any contract date anniversary on which your account value is less than $50,000. This charge will no longer apply to NQ contracts following Income Edge election, even if your account value falls below $50,000. This charge is intended to compensate us for the cost of providing administrative services in connection with your contract.

We will deduct this charge from your value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge (as applicable) from amounts in the dollar cost averaging program (if any).

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. In addition we reserve the right, at any time but always with prior notice, to charge for any transfers in excess of 12 per contract year (or, for NQ contracts where an Income Edge payment program has been elected, per Annual Payout Period).

In the event that such a charge is imposed, it will be subject to the following:

•	We reserve the right to waive such charge for transfers requested electronically.
•	The charge will never exceed $35 and will be assessed at the time that the transfer is processed.

•	For the purposes of this charge, all transfers made on the same business day as to a particular contract will be considered one transfer.

•	Any transfer charge will be deducted from the investment option(s) from which the transfer was made.

•	No charge will be imposed for transfers made in connection with the dollar cost averaging program.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge.  We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge.  We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge.  We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge.  The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge, which would be deducted from the amount you request following imposition of such a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange.  Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. This charge will be deducted from the amount you request. We reserve the right to increase this charge to a maximum of $125. Please see Appendix III later in this Prospectus for variations in your state.

Duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement charge.  Currently, we do not charge for providing a duplicate copy of your Annual or Quarterly Statement of Account or Annual Payout Statement. However, we reserve the right to impose such a charge, regardless of whether you are enrolled in electronic delivery or whether the request is for an electronic or hard copy duplicate of the applicable document. Any such charge would be deducted from your account value in the variable investment options at the time of the request on a pro rata basis.

Withdrawal charge

(for Investment Edge® contracts only)

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value. For more information about the withdrawal charge if you select an annuity payout option, see “Your annuity payout options — The amount applied to purchase an annuity payout option” in “Accessing your money” earlier in this Prospectus.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution for each year following the contribution
	1	2	3	4	5	6+

Investment Edge®	6%	6%	5%	4%	3%	0%	(1)
(1)	Charge does not apply in the 6th and subsequent years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as “year 1,” and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See “Tax information” later in this Prospectus.

Please see Appendix III later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

We offer two versions of the contract that do not include a withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% free withdrawal amount.  Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. For NQ contracts, following election of an Income Edge payment program, the amount is determined using your account value at the beginning of each Annual Payout Period. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

Substantially equal withdrawals. For Investment Edge® contracts, substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge. See “Substantially equal withdrawals” in “Accessing your money” earlier in this Prospectus for more information.

Income Edge. Payments made under any form of Income Edge payment program that we offer are not subject to withdrawal charges.

Disability, terminal illness, or confinement to nursing home.  There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you(1) meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)

We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following “activities of daily living”:

—	“Bathing” means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

—

“Continence” means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

—	“Dressing” means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

(1)

When used in this section, “you” means (a) for single owner contracts, the owner; (b) for jointly owned contracts, the older owner; (c) for contracts with non-natural owner(s) and a single annuitant, the Annuitant; and (d) for contracts with non-natural owner(s) and joint annuitants, the older annuitant.

—	“Eating” means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

—	“Toileting” means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

—	“Transferring” means moving into or out of a bed, chair or wheelchair.

(ii)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less; or

(iii)

An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. For NQ contracts, we also deduct this charge from your account value as of the date that you elect an Income Edge payment program. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Please call our processing office for more information.

Fee-based expenses (Investment Edge® ADV contracts only)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract.

Please consult with your program sponsor for more details about your fee-based program. You should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Withdrawals from your Investment Edge® ADV contract to pay those expenses will be treated like any other withdrawal.

Return of Premium death benefit charge

If you elect the Return of Premium death benefit, we will deduct a charge annually from each of your investment options on each contract date anniversary for which it is in effect. The charge is currently equal to 0.30% of the Return of Premium benefit base as of the day the charge is deducted. The maximum charge is 0.50%. For example, if the Return of Premium benefit base is $100,000 on the contract date anniversary, $300 ($100,000 * 0.30%) will be deducted from the account value. See “Return of Premium death benefit” in “Contract benefits and features” for more information about this benefit base. If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and becomes effective, a death benefit is paid, or the Return of Premium death benefit is otherwise terminated, we will deduct a pro rata portion of the charge from your account value calculated from the date of termination, death or annuitization. The Return of Premium death benefit charge is to compensate us for providing a death benefit at least equal to adjusted contributions.

This fee is deducted from the account value in the variable investment options on a pro rata basis on the contract date anniversary. If there is insufficient value or no value in the variable investment options, any remaining portion of the charge or the total charge will be deducted from amounts in the Dollar Cost Averaging program.

We reserve the right to increase (up to the maximum charge) or decrease the fees for the Return of Premium death benefit at any time beginning in the 3rd contract year. While any new fee will not generally be deducted until the next contract date anniversary, it will be effective from the beginning of the contract year in which the fee change occurred. You have a right to terminate the Return of Premium death benefit upon notification of a fee increase. Once terminated, the Return of Premium death benefit cannot be re-elected. You may only terminate the Return of Premium death benefit from the fee change notification date to the business day before the fee change effective date. We will provide you a minimum of 30 days notice before a fee change will apply. The fee change notification date is the date the fee increase is declared and notification is sent to the contract owners. The fee change effective date is the date on which the new fee becomes effective and the new fee will be charged on a contract on the contract date anniversary that falls on or after this date. We may notify owners of a change in the fee during the first two contract years, but such change will not be effective any earlier than the first business day following the second contract date anniversary.

Please note that because the Return of Premium death benefit charge is based on the Return of Premium death benefit base rather than current account value, there is a risk that the deduction of this charge could cause the contract to terminate, particularly if the account value is low in comparison to the Return of Premium death benefit base.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the “underlying Portfolios”). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

6. Payment of death benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. A beneficiary change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary. For NQ contracts where an Income Edge payment program has been elected with the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes any inconsistent beneficiary designations. This means that a previous beneficiary designation may be invalidated.

The death benefit is equal to your account value (the standard death benefit) or, if elected, the Return of Premium death benefit. We determine the amount of the death benefit as of the date we receive satisfactory proof of the owner’s or older joint owner’s, if applicable, death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require (“date of claim”). Payment of the death benefit terminates the contract.

If there are multiple beneficiaries, any accrued Breakpoint Credit, the Contract Maintenance Fee (if applicable) and, if the Return of Premium death benefit was in effect at the time of your death, any accrued Return of Premium death benefit charge will be applied pro rata to each beneficiary’s portion of the death benefit payment.

When we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death (the “1-year rule”), which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. See “Special Rules for NQ contracts when Income Edge or Income Edge Early Retirement Option is in effect” later in this section for more information regarding special rules applicable to such contracts.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For NQ contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature or under our Beneficiary continuation option, as discussed below. For NQ contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under “Non-spousal joint owner contract continuation.”

If you are the sole owner of an NQ contract and your spouse is the sole primary beneficiary, your surviving spouse may have the option to:

•	take the death benefit proceeds in a lump sum;

•	continue the contract as a successor owner under “Spousal continuation” or under our Beneficiary continuation option;

•	elect Income Edge Beneficiary Advantage, as discussed below; or

•	for traditional and Roth IRA contracts, roll the death benefit proceeds over into another similar arrangement.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the account value as of the date your spouse’s new contract is issued . This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

Non-spousal single owner contract continuation

For single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the “5-year rule”). In certain cases, an individual beneficiary may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death, continue the contract under the Beneficiary Continuation option or elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit. If the contract continues, withdrawal charges, if applicable under your contract, will no longer apply, the Return of Premium death benefit (and associated charge) is terminated and no additional contributions will be permitted. Any such election must be made in accordance with our rules at the time of death.

Non-spousal joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must generally be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner’s death. If the life annuity is elected, the terms of the supplemental contract supersede the terms of the contract.

If the older owner dies first, the surviving owner can elect to (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit. If the contract continues, withdrawal charges, if applicable under your contract, will no longer apply, the Return of Premium death benefit (and associated charge) is terminated and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the contract continues (other than under the Beneficiary continuation option or through an election of Income Edge Beneficiary Advantage), withdrawal charges, if applicable under your contract, will continue to apply and no additional contributions will be permitted. The Return of Premium death benefit, if any, will remain in effect based on the older owner’s age, and becomes payable to the beneficiary if the older owner dies within five years. Charges for the Return of Premium death benefit will continue to apply. If Income Edge Beneficiary Advantage is elected, the Return of Premium death benefit, if any, will be terminated on the Income Edge Effective Date, and any Return of Premium death benefit charge will be deducted on that date.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

In addition, where such a contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

For jointly owned NQ contracts where an Income Edge payment program has not been elected or, if elected, payments have not yet begun, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•	If the annuitant was neither the deceased or the surviving spouse, the surviving spouse can elect to become the annuitant and supersede the named annuitant.

Alternatively, the surviving spouse can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

•	The withdrawal charge schedule, if applicable, remains in effect.

•	The Return of Premium death benefit, if any, will remain in effect based on the older spouse’s age, and charges for the Return of Premium death benefit will continue to apply.

•	An Income Edge payment program may be elected at any time so long as the eligibility rules for the feature are satisfied.

For jointly owned NQ contracts where an Income Edge payment program has not been elected or, if elected, payments have not yet begun, if the older spouse dies first, the surviving owner can (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit.

If the contract continues under the Spousal continuation option:

•	The surviving spouse becomes the sole owner. If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

•

If the surviving spouse is age 86 or older, election of an Income Edge payment program is not available. A surviving spouse aged 86 or older who wishes to elect Income Edge should consider electing Income Edge Beneficiary Advantage instead of Spousal continuation.

•

If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract. If the annuitant was neither the deceased or the surviving spouse, the surviving spouse can elect to become the annuitant and supersede the named annuitant. Alternatively, the surviving spouse can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

•

The Return of Premium death benefit, if any, will remain in effect if on the date of the older spouse’s death the surviving spouse is 95 or younger. For details of how we calculate charges for the Return of Premium death benefit under joint owner spousal continuation, see “Return of Premium death benefit charge” in “Charges and expenses”.

•

Withdrawal charges, if applicable under the contract, will no longer apply to the account value on the date of the older spouse’s death, but they will apply to the amount of any subsequent contributions by the surviving spouse.

For single owner NQ contracts with a sole spousal beneficiary where Income Edge or Income Edge Early Retirement Option has not been elected or, if elected, payments have not yet begun, the sole spousal beneficiary can (1) take the death benefit as a lump sum payment within five years of the deceased owner’s death; (2) annuitize within one year; (3) continue the contract (but only if age 85 or younger on the date of death of the deceased owner) under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit.

If the contract continues under the Spousal continuation option:

•	The sole spousal beneficiary becomes the sole owner. If the deceased owner was also the annuitant, the sole spousal beneficiary becomes the annuitant.

•

If the deceased owner was a joint annuitant, the contract will become a single annuitant contract. If the deceased owner was not the annuitant, the sole spousal beneficiary can elect to become the annuitant and supersede the named annuitant. Alternatively, the sole spousal beneficiary can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

•

A sole spousal beneficiary who is age 85 or younger can elect Income Edge Beneficiary Advantage at any time prior to age 86, rather than having to make such election within 9 months of the date of death. For information about Income Edge Beneficiary Advantage, see “Income Edge Beneficiary Advantage for NQ contracts only” later in this section.

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The Return of Premium death benefit, if any, will remain in effect if on the date of the deceased owner’s death the sole spousal beneficiary is 85 or younger. For details of how we calculate charges for the Return of Premium death benefit under spousal continuation, see “Return of Premium death benefit charge” in “Charges and expenses”.

•

Withdrawal charges, if applicable under the contract, will no longer apply to the account value as of the date of the deceased spouse’s death, but they will apply to the amount of any subsequent contributions by the sole spousal beneficiary.

Non-natural owner with spousal joint annuitants. For contracts with a non-natural owner and spousal joint annuitants:

•

If the younger spouse dies first, no death benefit is payable. The contract, including the Return of Premium death benefit (if elected), continues unchanged and withdrawal charges (if applicable) will continue to apply.

•	If the older spouse dies first, the surviving younger spouse can (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit. If the contract continues under the spousal continuation option, the Return of Premium death benefit, if any, will remain in effect if on the date of the older spouse’s death the surviving spouse is 95 or younger. For details of how we calculate charges for the Return of Premium death benefit under spousal continuation, see “Return of Premium death benefit charge” in “Charges and expenses”. If Income Edge Beneficiary Advantage is elected, the Return of Premium death benefit, if any, will be terminated on the Income Edge Effective Date, and any Return of Premium death benefit charge will be deducted on that date.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts. For NQ contracts, where Income Edge or Income Edge Early Retirement Option has not been elected or, if elected, payments have not yet begun, this feature permits a designated individual, on the contract owner’s death, to either:

•	maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract; or

•	elect Income Edge Beneficiary Advantage,

instead of receiving the death benefit in a single sum. Each of these options is described below.

Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to legislation enacted at the end of 2019. Please speak with your financial professional for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

The following describes the “Beneficiary continuation option for traditional IRA and Roth IRA contracts only” as in effect prior to legislation enacted at the end of 2019. Legislation enacted at the end of 2019 has changed key aspects of post-death distributions from tax qualified and tax favored contracts such as IRAs. After regulatory guidance is issued on this legislation, we anticipate making changes beginning in 2020 to our contracts to reflect these legislative changes. We may be required in certain cases to pay benefits faster under existing contracts.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only.  The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

After legislation enacted at the end of 2019, for deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” later in this prospectus under “Tax Information.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 presumably no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

•

If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen.

•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•	The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•	Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. Even in the case of IRA owners who died before December 31, 2019, if the beneficiary dies January 1, 2020 or later, legislation enacted at the end of 2019 imposes a 10-year limit on the distribution of the remaining interest. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only.  This feature, also known as Inherited annuity, may only be elected when the NQ contract owner has not elected Income Edge or Income Edge Early Retirement Option and dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. In addition, this feature may be available following election of Income Edge or Income Edge Early Retirement Option if the NQ contract owner dies before the first Income Edge or Income Edge Early Retirement Option scheduled payment is made. For purposes of this discussion, “beneficiary” refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

If you are interested in electing an Income Edge payment program, please see “Income Edge Beneficiary Advantage for NQ contracts only” later in this section.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the “5-year rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•

If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.
•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•

If the beneficiary chooses the “5-year rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.

•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•

Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

•	All payments are taxable to the extent there are gains remaining in the contract.

If the deceased is the owner or the older joint owner:

•	No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

•

The contract’s withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•

We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the 10% free withdrawal amount. See the “Withdrawal charges” in “Charges and expenses” earlier in this Prospectus.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse’s age, and any need for immediate income.

Income Edge Beneficiary Advantage for NQ contracts only.  The Income Edge Beneficiary Advantage payment option is a form of Income Edge payment program available under NQ contracts in the circumstances described below. We also offer a version of Income Edge Beneficiary Advantage under the Inherited NQ contract, which is a contract we offer to individual beneficiaries under nonqualified deferred annuity contracts issued by other insurance companies for the purpose of making post-death payments on the death of the holder. See “Inherited NQ beneficiary payout contract” in “Contract features and benefits” earlier in this Prospectus.

Under the Income Edge Beneficiary Advantage death benefit option for the Investment Edge® NQ contract (“Income Edge BA”), we take into account the cost basis in calculating and reporting income amounts for “scheduled payments” (as described below) we make to your beneficiary. A portion of each scheduled payment is a return of the cost basis in the contract and thus excludable from taxes.

The conditions for electing Income Edge BA are as follows:

•

The deceased NQ contract owner cannot have previously elected Income Edge, Income Edge Early Retirement Option, or any other annuity payout option. However, Income Edge BA may be available following election of Income Edge or Income Edge Early Retirement Option if the NQ contract owner dies before the first scheduled payment is made under Income Edge or Income Edge Early Retirement Option.

•

Income Edge BA is available only to beneficiaries who are individuals. This option is available whether or not the owner and the annuitant are the same person. For example, if an Investment Edge® NQ contract is owned by a trust and the annuitant dies, Income Edge BA is available for a beneficiary who is an individual, as the primary annuitant is treated as the owner for purposes of triggering required payments.

•

Income Edge BA is intended only for beneficiaries who plan to take payments at least annually over a period measured by their life expectancy. We call these “scheduled payments.” Scheduled payments must begin no later than one year after the death of your death (the “Required Payment Starting Date”). Beneficiaries who do not want to take scheduled payments at least annually and prefer to wait up to five years after your death to withdraw the entire amount of their death benefit should instead consider the Beneficiary continuation option for NQ contracts as discussed earlier in this section.

•

Income Edge BA must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

•

There are no minimum age restrictions for a beneficiary’s election of Income Edge BA. A surviving spouse must be age 85 or younger under a single life contract, or 95 or younger under a joint life contract, to elect Income Edge BA.

•	The account value from the Investment Edge® NQ contract allocated to your beneficiary must be (a) at least $50,000 and (b) greater than the corresponding cost basis allocated to your beneficiary.
•

If your Investment Edge® NQ contract was issued in whole or in part from a Section 1035 exchange from another nonqualified deferred annuity contract (or life insurance policy), Income Edge BA is not available to any of your beneficiaries unless we have received all Section 1035 exchange contributions and at least some related cost basis information from the issuing insurance company or companies. If we have not received complete cost basis information at least three months prior to the Required Payment Starting Date, an Income BA election will not take effect and the contract will continue with the “Beneficiary continuation option for NQ contracts” payment option.

If there are multiple beneficiaries under an Investment Edge® NQ contract, the account value is split among the beneficiaries in accordance with your instructions, and we treat the separate shares of each beneficiary as a separate contract for the purpose of determining whether Income Edge BA is available.

We do not need to receive Income Edge BA elections from all eligible beneficiaries before we commence payments. Each eligible beneficiary can submit his/her own election. If the conditions for Income Edge BA are met, we will establish a supplementary payout contract for that beneficiary based on his/her own life expectancy. The supplementary payout contract will be issued in the beneficiary’s name with your name on it to reflect the status of the supplementary contract as a beneficiary payout contract. We will also allocate the cost basis of your Investment Edge® contract to the supplementary payout contracts in proportion to each beneficiary’s share of the account value of your Investment Edge® contract.

We may impose a charge approximating premium tax in certain states on the election of Income Edge BA.

If the conditions for electing Income Edge BA are met:

•

Payment period. We will determine a payment period at the time that scheduled payments begin. We will not use the life expectancy of more than one individual to determine the payment period. The payment period is based on your beneficiary’s age, using an IRS table for post-death payments and rounding down to the nearest whole number. Before scheduled payments start, your beneficiary may choose a shorter payment period than the one we determine, but a payment period must be at least 15 years (for beneficiaries of Investment Edge® contracts) or 10 years (for beneficiaries of Investment Edge® Select and Investment Edge® ADV contracts). However, if your beneficiary’s life expectancy period is shorter than the applicable 15- or 10-year minimum, we will use the shorter life expectancy period.

•	Your beneficiary must receive scheduled payments at least annually, but can elect to receive scheduled payments monthly or quarterly.

•

We will make the first scheduled payment no later than the Required Payment Starting Date. Your beneficiary can choose a date to start scheduled payments earlier than the Required Payment Starting Date, as long as we have all information we need to start scheduled payments on the earlier date.

•

The amount of the first scheduled payment is determined by dividing the account value as of the date payments start by the payment period as determined above. Each subsequent annual scheduled payment is determined by dividing the remaining account value as of the contract date anniversary by the initial payment period reduced by 1 for each subsequent year.

•	Payment amounts are taken on a pro rata basis from your variable investment options.

•	Your beneficiary may make transfers among the variable investment options.

•	Once scheduled payments begin, they cannot be stopped until the account value falls to zero.

•	No other form of payout or annuity benefit is available after Income Edge BA is elected.

•

Partial withdrawals. Your beneficiary may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply as described in “Charges and expenses” later in this Prospectus.

•	Change of ownership of the supplementary contract is not permitted after Income Edge BA is elected.

•

At the death of a beneficiary who has elected Income Edge BA, the spousal continuation and beneficiary continuation options are not available. We will continue scheduled payments to a successor beneficiary chosen by your beneficiary. The successor beneficiary has the same rights as your beneficiary to take partial withdrawals in addition to scheduled payments and to fully surrender (redeem) the contract. If there is more than one individual or entity chosen by your beneficiary to be a successor beneficiary, we will make payments in equal shares unless your beneficiary had instructed us in writing to pay one or more successor beneficiaries in a different manner.

Special Rules for NQ Contracts when Income Edge or Income Edge Early Retirement Option is in effect

For NQ contracts where Income Edge or Income Edge Early Retirement Option has been elected prior to the owner’s death, the following rules apply upon the death of the owner:

•	Any successor owner or joint annuitant named in connection with the election of Income Edge will supersede any inconsistent designated beneficiary.

•	If the owner dies after the first scheduled payment under Income Edge or Income Edge Early Retirement Option is made, scheduled payments will continue and will be made to the beneficiary on the same schedule as they would otherwise have been made.

•	The beneficiary (including a joint owner, successor owner, or joint annuitant, as applicable) may instead surrender the contract and take a lump sum payment of the account value.

•

For contracts with named or designated multiple beneficiaries, each beneficiary must choose, as to their share of the proceeds of the contract, whether to (i) continue receiving scheduled payments; or (ii) surrender the contract and take a lump sum payment. Each beneficiary will be able to claim their proportionate share of the Tax-Free Amount remaining at the time that all required paperwork for their election is received in good order.

Scheduled payments under Income Edge or Income Edge Early Retirement Option will continue to be made to the deceased owner until all required paperwork from the beneficiary is received in good order. In the case of multiple beneficiaries, scheduled payments to the deceased owner will continue and be adjusted accordingly until all required paperwork has been received in good order from each beneficiary. Until claimed by the appropriate beneficiary, contract proceeds will remain invested as they were at the time of the owner’s death, and will thus be subject to market performance during that time.

7. Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Investment Edge® series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ (including for this purpose Inherited NQ), traditional IRA, Roth IRA (including for this purpose both types of Inherited IRA), or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service (“IRS”) interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (“ERISA”). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020, with certain provisions immediately effective or retroactively effective to January 1, 2020. If you own a tax-qualified contract or intend to purchase a tax-qualified contract, you should consult with your tax adviser regarding how the CARES Act impacts your unique situation. The CARES Act suspends required minimum distributions during the 2020 calendar year for many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs). Please read all disclosure in this Prospectus accordingly. The CARES Act permits penalty-free withdrawals during 2020 from such plans and contracts by individuals affected by coronavirus or the economic aftermath. Coronavirus-related distributions from all such plans and contracts would be limited to an aggregate of $100,000 for any individual. The individual would be able to repay the amount of the distribution to the plan or contract within a 3-year period. The CARES Act also increases availability of specified qualified plan loans and flexibility of repayment. Please consult your tax adviser about your individual circumstances.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code (“QP contracts”). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect. See Appendix IV at the end of this Prospectus for a discussion of QP contracts.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional contract benefits may include, but are not limited to, guaranteed death benefits. Currently we believe that these provisions would not apply an Investment Edge® contract because of the type of benefits provided under the contract.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonquali-fied annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

•

if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

•

if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial annuitization” below.

Annuitization under an Investment Edge® series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Except as provided in “Income Edge” later in this section (including for this purpose “Income Edge Early Retirement Option” and “Income Edge Beneficiary Advantage”), we do not currently offer a period certain option without life contingencies. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free portion in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining annuity value to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies for partial annuitizations.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form 1099-R. Also, if the Company makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

Income Edge payment program

The Income Edge payment program is a form of variable annuity payout discussed previously in “Income Edge Payment Program” in the “Accessing your money” section of the Prospectus. An Income Edge payment program is intended to annuitize amounts over a specified period of time. Unlike traditional forms of annuitization, an Income Edge payment program allows for a mode of annuitization that provides continuing access to the contract’s account balance.

Income Edge. Under the standard form of Income Edge payment program, the payment period is generally determined at the time that Income Edge is elected based on your (and a joint annuitant’s, if applicable) age. The account value is then divided by the Annual Payout Periods remaining in the payment period to compute that Annual Payout Period’s payout amount. All amounts in the contract are fully distributed under Income Edge by the end of the payment period, if not sooner. You are permitted to select a shorter payment period.

Federal tax law requires that once pay-outs have begun:

•	the Tax-Free Amount will be a fixed dollar amount that will not change from year to year (it will be determined at the time of election) and will be reported on IRS form 1099-R each year;

•	no further contributions are permitted;

•	once the pay-out starts, it cannot be stopped (except upon surrender or redemption of the contract, if permitted); and

•	Section 1035 exchanges are not available (inbound or outbound).

We believe that the Income Edge variable annuity payout feature complies with current Federal tax law requirements. Although a ruling is not required as a pre-condition for treating Income Edge as a variable payout annuity, we have received a private letter ruling from the IRS confirming our belief.

Income Edge Early Retirement Option.  The payment period for Income Edge Early Retirement Option (“Income Edge ERO”) is determined based on your age at the time that Income Edge ERO is elected, with reference to an IRS table and rounding down to the nearest whole number. Also, you are not permitted to select a shorter payment period or use more than one individual’s life expectancy to determine the payment period. Even though the private letter ruling we received from the IRS in connection with the standard form of Income Edge does not specifically address Income Edge ERO, we believe, based on our review and interpretation of applicable federal tax law, that the Income Edge ERO payout methodology constitutes a series of “substantially equal periodic payments” within the applicable requirements of Section 72(q) of the Code and therefore complies with current federal tax law requirements applicable to variable annuity payouts.

Income Edge Beneficiary Advantage.  Whether your beneficiary elects Income Edge Beneficiary Advantage (“Income Edge BA”) as a death benefit option under Investment Edge®, as described in the “Payment of death benefit” section of the Prospectus, or you elect Income Edge BA under an Inherited NQ beneficiary payment contract, as described in the “Contract features and benefits” section of the Prospectus, the Income Edge BA payment period is determined at the time that required payments after the death of the contract holder begin. The payment period is based on the recipient’s age at the time that Income Edge BA payments begin, using an IRS table for post-death payments and rounding down to the nearest whole number. The recipient may select a shorter payment period, but is not permitted to use more than one individual’s life expectancy to determine payment period. Even though the private letter ruling we received from the IRS in connection with the standard form of Income Edge does not specifically address Income Edge BA, we believe, based on our review and interpretation of applicable federal tax law, that the Income Edge BA payout methodology constitutes a series of “substantially equal periodic payments” over a “period not extending beyond the life expectancy” of a beneficiary within the applicable requirements of 72(s) of the Code and therefore complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts.

Unrecovered Tax-Free Amount in a given year.  We report Tax-Free Amount on IRS Form 1099-R each year. If the scheduled payment amount in any year is less than the Tax-Free Amount this results in unrecovered Tax-Free Amount or a “loss in basis” for that year. The unrecovered Tax-Free Amount may be used later by making an election on a personal income tax return; however, the Tax-Free Amount reported by us in following years will not change. IRS Publication 939 (General Rule for Pensions and Annuities) provides an explanation and example of how to elect to re-compute your tax-free annuity amounts.

We will notify you of any unrecovered cost basis in loss years (and every year thereafter) so you can take appropriate action in consultation with an independent tax advisor on your tax return and amortize the unrecovered amounts over the remaining payment period.

Any “unrecovered Tax-Free Amount” must be used by the end of the payment period by amortizing it over the payments from this contract.

If you completely surrender the contract before the end of the payment period and you have a loss, you may be able to report it as an ordinary loss on your tax return. You should discuss this with your tax advisor.

Partial Redemptions.  While an Income Edge payment program is in effect, there is flexibility to take additional amounts after Income Edge scheduled payments begin; however, such amounts are generally fully includable in income as amounts not received as an annuity after the annuity starting date. This is regardless of whether there are any gains in the contract. The Tax-Free Amount for future Income Edge scheduled payments is not recalculated due to a partial redemption. Income Edge scheduled payments will continue as planned; however, a partial redemption may cause future Income Edge scheduled payments to be smaller and that, consequently, could cause Income Edge scheduled payments to be less than the Tax-Free Amount for a given year.

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The above description also applies to Income Edge Beneficiary Advantage (whether elected by your beneficiary as a death benefit option under Investment Edge®, as described in the “Payment of death benefit” section of the Prospectus, or you elect Income Edge Beneficiary Advantage under an Inherited NQ beneficiary payment contract, as described in the “Contract features and benefits” section of the Prospectus).

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The above description also applies to Partial withdrawals (redemptions) under Income Edge Early Retirement Option. However, if you take a partial withdrawal before (a) you reach age 59 1/2 or (b) regardless of age, if you have not received five full years of scheduled payments, a penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior payments and distributions.

1035 exchanges

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

•

the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

•

the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the issued in exchange contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Payment of death benefit”.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Payment of death benefit” earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract. In addition, Income Edge scheduled payments made to a beneficiary after death will receive the same tax treatment as if they were paid to the owner. The same rules apply to Income Edge Early Retirement Option and Income Edge Beneficiary Advantage payments which continue after the death of the owner or beneficiary/owner, as the case may be.

Early distribution penalty tax

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

•

in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

We believe that the substantially equal withdrawals option and Income Edge Early Retirement Option should each qualify for the substantially equal periodic payment exception. See “Substantially equal withdrawals” and “Income Edge Early Retirement Option” in the “Accessing your money” section earlier in this Prospectus. The substantially equal periodic payment exception may not apply to:

•	The substantially equal withdrawals option if you stop or change the payment pattern before the later of (a) reaching age 59 1/2 or (b) five years after the date of the first distribution.

•	Income Edge Early Retirement Option if you take withdrawals before the later of (a) reaching age 59 1/2 or (b) five years after the date of the first scheduled payment.

If the substantially equal periodic payment exception does not apply in either of these cases, you may be liable for a penalty tax, including an interest charge for the prior penalty avoidance.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

Additional tax on net investment income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Individual retirement arrangements (IRAs)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	Traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A (“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts are available for all versions of Investment Edge® series contracts. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges and expenses” earlier in this Prospectus. We describe the method of calculating payments under “Accessing your money” earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

Except as applicable to SEP-IRA Contracts (see “Simplified Employee Pensions (SEPs)” later in this section), we have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel any version of the Investment Edge® series IRA contract (traditional IRA or Roth IRA) by following the directions in “Your right to cancel within a certain number of days” under “Contract features and benefits” earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs.  Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or

•	tax-free “rollover” contributions; or

•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution the Company requires to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be “regular” contributions out of compensation.

See “Simplified Employee Pensions (SEPs)” later in this section for information about contributions to a SEP-IRA Contract.

Regular contributions to traditional IRAs

Limits on contributions.  The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,000 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2020, after adjustment for cost-of-living changes. When your earnings are below $6,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional “catch-up contributions” of up to $1,000 to your traditional IRA.

Special rules for spouses.  If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $6,000 married individuals filing jointly can contribute up to $12,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $6,000 can be contributed annually to either spouse’s traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. Catch-up contributions may be made as described above for spouses who are at least age 50 at any time during the taxable year for which the contribution is made.

Deductibility of contributions.  The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual’s personal situation (including his/her spouse). IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual’s income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions.  If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse’s traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($6,000 for 2020 after adjustment). The dollar limit is $1,000 higher for people eligible to make age 50+ ”catch-up” contributions ($7,000 for 2020). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See “Withdrawals, payments and transfers of funds out of traditional IRAs” later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions.  If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

There are two ways to do rollovers:

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Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

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Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

•	“required minimum distributions” after age 72 (or age 70 1/2 if applicable) or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

•	substantially equal periodic payments made for a specified period of 10 years or more; or

•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or

•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Under legislation enacted at the end of 2019, distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Repayments of these distributions to an eligible retirement plan are treated as deemed rollover contributions. IRS guidance will be required to implement this provision.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit” noted later in this section.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of Payments” later in this section under “Withdrawals, payments and transfers of funds out of traditional IRAs.” After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution after age 72 (or after age 70½, if applicable). You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals.  You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments.  Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•

the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” under “Rollover and direct transfer contributions to traditional IRAs” earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity.  Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older. We no longer permit you to direct the Company to make a distribution directly to a charitable organization you request, in accordance with an interpretation of recent non-tax regulatory changes.

Required minimum distributions

Legislation enacted at the end of 2019 which is generally effective January 1, 2020 significantly amends the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution. When you have to start lifetime required minimum distributions from your traditional IRAs depends on your birthdate. Under legislation enacted at the end of 2019, lifetime required minimum distributions from your traditional IRAs must start for the year in which you attain age 72 (if you were born July 1, 1949 or later). For individuals born June 30, 1949 or earlier, lifetime required minimum distributions from your traditional IRAs must start for the year in which you attain age 70 1/2. That is, individuals who had already attained age 70 ½ by December 31, 2019 had no change from prior law in the start or continuation of their lifetime required minimum distributions.

The first required minimum distribution is for the calendar year in which you turn age 72 (or age 70 1/2 if applicable). You have the choice to take this first required minimum distribution during the calendar year you actually reach age 72 (or age 70 1/2 if applicable), or to delay taking it until the first three-month period in the next calendar year (January 1st — April 1st). Distributions must start no later than your “Required Beginning Date”, which is April 1st of the calendar year after the calendar year in which you turn age 72 (or age 70 1/2 if applicable). If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions.  There are two approaches to taking required minimum distributions — “account-based” or “annuity-based.”

Account-based method.  If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method.  If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans?  No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose?  We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year?  The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year?  Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These vary, depending on the status of your beneficiary (individual or entity) and when you die. Legislation enacted at the end of 2019 significantly amends the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths. IRS guidance will be needed to implement these changes.

Individual beneficiary. Unless the individual beneficiary has a special status as an “eligible designated beneficiary” or “EDB” described below, distributions of the remaining amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years. IRS guidance will be needed regarding the mechanics of implementation of this “10-year” rule.

Individual beneficiary who has “eligible designated beneficiary” or “EDB” status. An individual beneficiary who is an “eligible designated beneficiary” or “EDB” is able to take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

The following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary, below);

•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and

•	any individual who is not more than 10 years younger than you.

In certain cases, a trust may be treated as an individual and not an entity beneficiary. When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of this EDB status shift provision. It appears to discourage life contingent annuity payouts to minor children.

Spousal beneficiary. If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained age 72. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 72, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary. Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the “5-year rule” applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Additional Changes to post-death distributions after the 2019 legislation. The legislation enacted at the end of 2019 applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s or participant’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s or participant’s death on a term certain method. In certain cases a “see-through” trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

However, the legislation enacted at the end of 2019 views the death of the original individual beneficiary as an event that triggers the “10-year” distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s or participant’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner or participant in this example died before December 31, 2019, the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches the age of majority-the remaining interest must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

•	used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

•	used to pay certain higher education expenses (special federal income tax definition); or

•	under legislation enacted at the end of 2019, distributions made in connection with the birth or adoption of a child as specified in the Code; or

•

in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See “Substantially equal withdrawals” under “Accessing your money” earlier in this Prospectus. We will calculate the substantially equal annual payments using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in “Withdrawals, payments and transfers of funds out of traditional IRAs” earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Simplified Employee Pensions (SEPs)

An employer can establish a Simplified Employee Pension Plan (SEP plan) for its employees, and can make contributions to a contract for each eligible employee. A self-employed individual may be an employer for this purpose. A SEP-IRA contract is a form of traditional IRA contract, owned by the employee-annuitant who is a participant under the

SEP plan and most of the rules which apply to traditional IRAs apply. See the discussion above under “Traditional individual retirement annuities (traditional IRAs).”

A major difference is the amount of permissible contributions. An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($57,000 after cost-of-living adjustment for 2020). This amount may be further adjusted for cost-of-living changes in future years. Rules similar to the federal tax rules governing qualified plans apply to which employees must be covered and calculation of employer contributions under a SEP plan.

Employers must rely on their own tax and legal advisors regarding the establishment and operation of their SEP plans. An employer sponsoring a SEP plan should discuss with its tax advisor the requirements under the SEP plan to make contributions for its employees and should consider the availability of other funding vehicles for the SEP plan, given the limits on the amount and timing of contributions under the Investment Edge® SEP-IRA contract.

Participating employees who are considering the purchase of an Investment Edge® series SEP-IRA contract through a sponsoring employer’s SEP plan contributions should discuss with their employers and their tax advisors that the Investment Edge® series SEP-IRA contract is not a model traditional IRA established on an IRS form. The Company has applied for an opinion letter that the Investment Edge® series SEP-IRA contract may be used in connection with an employer’s SEP plan established using an IRS Form 5305-SEP. It is not clear whether, or when, the IRS would issue any such opinion letter.

The Company requires a minimum contribution to purchase an Investment Edge® Select or Investment Edge® ADV SEP-IRA contract which may be larger than the employer contribution with respect to compensation for an employee. In such a case the contract would have to be purchased through a direct transfer from another traditional IRA or through a rollover from another eligible retirement plan, or some combination of contributions permissible under the SEP plan, Code and SEP-IRA contract terms.

Under federal income tax rules employees participating in an employer’s SEP plan are not prohibited from making traditional IRA contributions with respect to the employee’s compensation to the same traditional IRA which is being funded through employer contributions under the SEP plan. Please note that the terms of the Investment Edge® series SEP-IRA contract do not permit the Investment Edge® series SEP-IRA contract owner to make traditional IRA contributions at the same time as the employer sponsoring the SEP plan is making employer contributions to the Investment Edge® series SEP-IRA contract. However, if the Investment Edge® series SEP-IRA contract owner requests in writing supported by appropriate documentation that either (i) the sponsoring employer has terminated the SEP plan or (ii) the Investment Edge® series SEP-IRA contract owner has separated from service with the sponsoring employer, we will remove the “SEP-IRA” designation from the contract on our records and merely retain the “traditional IRA” designation. No fees or charges will be imposed on any such change of designation. Thereafter, we will no longer accept employer contributions. If the IRA contract owner is eligible to make contributions, we will accept traditional IRA regular contributions described earlier in this section under “Traditional individual retirement annuities (traditional IRAs).”

Please also note, if the sponsoring employer’s plan is a “Salary Reduction Simplified Employee Pension Plan” or “SARSEP” established before 1997 that the Investment Edge® series SEP-IRA contract does not accept salary reduction or employer contributions.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “traditional IRAs.”

The Investment Edge® Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion rollover” contributions); or

•	tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See “Rollovers and direct transfer contributions to Roth IRAs” later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Because the minimum initial contribution required to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be “regular” contributions out of compensation.

Regular contributions to Roth IRAs

Limits on regular contributions.  The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,000 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2020, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $6,000 your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under “Special rules for spouses” earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

The amount of permissible contributions to Roth IRAs for any year depends on the individual’s income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” for the rules applicable to the current year.

When you can make contributions.  Same as traditional IRAs.

Deductibility of contributions.  Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);
•	a “designated Roth contribution account” under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan, as described below under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit” noted earlier in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize.  To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals.  You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation.

You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;

•	qualified distributions from a Roth IRA; and

•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs.  Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

•	you are age 59 1/2 or older; or

•	you die; or

•	you become disabled (special federal income tax definition); or

•

your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs.  Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2)

All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA.  In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified plans, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report contract values and other information for certain contractholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.  We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	We might have to withhold and/or report on amounts we pay under a free look or cancellation.

•

We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on “periodic” and “nonperiodic” payments. Payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.

A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on non-periodic annuity payments (withdrawals)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix IV at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to the Company

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

8. More information

About Separate Account No. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account No. 70 operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 70. However, the obligations themselves are obligations of the Company.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or Separate Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests in shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2)	to combine any two or more variable investment options;

(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)

to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would

be	assessed against Separate Account No. 70 or a variable investment option directly);

(5)	to deregister Separate Account No. 70 under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to Separate Account No. 70;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to close a variable investment option to transfers and contributions; and

(9)	to add variable investment options and to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims paying ability. An owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic applications

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under “Contract features and benefits” earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

•

If your recurring transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•

When a charge is to be deducted on a contract date anniversary (or, for NQ contracts where an Income Edge payment program has been elected, an Income Edge Anniversary Date) that is a non-business day, we will deduct the charge on the next business day.

•

If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, credits and transfers

•	Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

•	Transfers to or from variable investment options will be made at the unit value next determined after receipt of the transfer request.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

•	the election of trustees; or

•	the formal approval of independent public accounting firms selected for each Trust; or

•	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company’s separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. EQ Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account No. 70 voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

COVID-19

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes the Company is taking appropriate actions to mitigate the negative impact to our business and operations. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions have impacted the performance of the funds underlying the variable investment options. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the contract. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a financial professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the contract, such as purchasing the contract or making contributions, transfers, or withdrawals, based on your individual circumstances.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyber-attacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our service providers and/or third party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

Financial statements

The financial statements of Separate Account No. 70, as well as the consolidated financial statements of the Company, are in the SAI. The financial statements of the Company have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before (i) annuity payments begin; or (ii) Income Edge or Income Edge Early Retirement Option scheduled payments begin. Transfer of an Inherited NQ contract is not permitted. Transfer of ownership will terminate any Income Edge payment program election that was in effect prior to the transfer. We will continue to treat you as the owner until we receive written notification of any change at our processing office. You may also add an owner to your contact if the new owner is younger than the original owner and (i) your contract had only one owner when issued; and (ii) it is done before annuity payments begin or you elect Income Edge. With respect to ownership transfers and/or assignments in connection with a divorce, you should consider that it may be difficult to effect such transactions following election of an Income Edge payment program. In addition, effectuating such a transfer after election of an Income Edge payment program may have adverse tax consequences. Please consult your tax advisor for more information.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA or QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Payment of death benefit” earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under Investment Edge® series contracts.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract. Collateral assignments are not available after any type of Income Edge or another form of annuity payout is elected. Collateral assignments must be removed before Income Edge or another form of annuity payout is elected. See “Income Edge Payment Program” in “Accessing Your Money” earlier in this Prospectus.

Following a collateral assignment, all withdrawals, distributions and payments are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information” earlier in this Prospectus.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of Separate Account No. 70. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is an indirect wholly owned subsidiary of the Company. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses” earlier in this Prospectus.

Equitable Advisors Compensation.

For Investment Edge®, and Investment Edge® Select contracts:

The Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through Equitable Advisors (“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.50% of total contributions. Equitable Advisors, in turn, may pay a portion of the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold (“asset-based compensation”). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers.

For Investment Edge® ADV contracts:

The Company pays compensation to Equitable Advisors based on the advisory fee associated with the custodial account. For contracts sold through Equitable Advisors, Equitable Advisors will retain 50% of the advisory fee and the financial professional will get the other 50%.

For all contract versions, Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. Equitable Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

For Investment Edge®, and Investment Edge® Select contracts, when a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

Differential compensation.  In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. However, under applicable rules of FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.

For all contract versions except Investment Edge® ADV:

The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors’ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract’s Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total Compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

For Investment Edge® ADV contracts:

For contracts sold through Equitable Distributors, Equitable Distributors will not receive any compensation.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.  (The following section applies to all contract versions except Investment Edge® ADV) Equitable Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. Equitable Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, Equitable Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2019) received additional payments. These additional payments ranged from $962.81 to $6,177,733.18. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corp.

Allstate Financial Services, LLC

American Portfolios Financial Services

Ameriprise Financial Services

Avantax Investment Services, Inc.

BBVA Securities, Inc.

Cadaret, Grant & Co., Inc.

Cambridge Investment Research

Capital Investment Group

Centaurus Financial, Inc.

CETERA Financial Group

Citigroup Global Markets, Inc.

Citizens Investment Services

Commonwealth Financial Network

Community America Financial Solution

CUNA Brokerage Services

CUSO Financial Services, L.P.

DPL Financial Partners

Equity Services Inc.

Farmer’s Financial Solution

Galt Financial Group, Inc.

Geneos Wealth Management

Gradient Securities, LLC

H. Beck, Inc.

Independent Financial Group, LLC

Infinex Investments Inc.

Janney Montgomery Scott LLC

Kestra Investment Services, LLC

Key Investment Services LLC

Ladenburg Thalmann Advisor Network, LLC

Lincoln Financial Advisors Corp.

Lincoln Financial Securities Corp.

Lincoln Investment Planning

Lion Street Financial

LPL Financial Corporation

Lucia Securities, LLC

MML Investors Services, LLC

Morgan Stanley Smith Barney

Mutual of Omaha Investment Services, Inc.

Park Avenue Securities, LLC

PlanMember Securities Corp.

PNC Investments

Primerica Financial Services, Inc.

Prospera Financial Services

Pruco Securities, LLC

Raymond James

RBC Capital Markets Corporation

Robert W Baird & Company

Santander Securities Corp.

SIGMA Financial Corporation

Stifel, Nicolaus & Company, Inc.

The Advisor Group (AIG)

The Huntington Investment Company

The Leaders Group, Inc.

TransAmerica Financial Advisors

U.S. Bank Center

UBS Financial Services, Inc.

Valmark Securities, Inc.

Voya Financial Advisors, Inc.

Waddell & Reed, Inc.

Wells Fargo

Appendix I: Condensed financial information

Condensed financial information has been provided for subaccounts under the Investment Edge® Select series, but has not been provided for any subaccount offered under the Investment Edge® series or Investment Edge® ADV series because no such subaccount had commenced operations as of the date of the prospectus.

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of 1.25%.

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.

	For the Year ending December 31
	2019	2018	2017	2016	2015
1290 VT Convertible Securities
Unit value	$14.58	$11.91	$12.60	$11.16	$10.50
Number of units outstanding (000’s)	65	65	54	29	212
1290 VT DoubleLine Dynamic Allocation
Unit value	$11.19	$9.59	—	—	—
Number of units outstanding (000’s)	69	—	—	—	—
1290 VT DoubleLine Opportunistic Bond
Unit value	$10.87	$10.19	$10.41	$10.15	$9.80
Number of units outstanding (000’s)	936	764	715	254	41
1290 VT Equity Income
Unit value	$14.91	$12.15	$13.94	$12.18	$10.92
Number of units outstanding (000’s)	90	76	82	83	71
1290 VT GAMCO Mergers & Acquisitions
Unit value	$11.54	$10.76	$11.45	$10.92	$10.27
Number of units outstanding (000’s)	226	219	213	197	171
1290 VT GAMCO Small Company Value
Unit value	$14.12	$11.59	$13.90	$12.13	$9.96
Number of units outstanding (000’s)	922	1,006	1,072	975	686
1290 VT High Yield Bond
Unit value	$12.11	$10.86	$11.25	$10.70	$9.70
Number of units outstanding (000’s)	286	235	320	257	88
1290 VT Low Volatility Global Equity
Unit value	$14.83	$12.52	$13.15	$11.25	$10.49
Number of units outstanding (000’s)	93	87	93	76	48
1290 VT Microcap
Unit value	$11.19	$8.75	—	—	—
Number of units outstanding (000’s)	8	1	—	—	—
1290 VT Multi-Alternative Strategies
Unit value	$10.39	$9.77	—	—	—
Number of units outstanding (000’s)	3	—	—	—	—

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
1290 VT Natural Resources
Unit value	$8.36	$7.61	$8.97	$8.11	$6.34
Number of units outstanding (000’s)	156	132	140	123	52
1290 VT Real Estate
Unit value	$13.31	$11.07	$11.86	$10.89	$10.54
Number of units outstanding (000’s)	147	107	113	107	97
1290 VT Small Cap Value
Unit value	$10.10	$8.13	—	—	—
Number of units outstanding (000’s)	25	3	—	—	—
1290 VT SmartBeta Equity
Unit value	$15.83	$12.63	$13.62	$11.33	$10.83
Number of units outstanding (000’s)	54	49	42	40	30
1290 VT Socially Responsible
Unit value	$18.27	$14.20	$15.04	$12.65	$11.65
Number of units outstanding (000’s)	61	39	37	37	35
AB VPS Global Thematic Growth
Unit value	$14.76	$11.52	$12.96	$9.63	$9.83
Number of units outstanding (000’s)	50	51	39	9	6
AB VPS Growth and Income
Unit value	$14.96	$12.25	$13.18	$11.25	$10.26
Number of units outstanding (000’s)	218	120	83	73	21
AB VPS Small/Mid Cap Value
Unit value	$12.74	$10.76	$12.87	$11.54	$9.37
Number of units outstanding (000’s)	139	123	135	118	65
All Asset Growth-Alt 20
Unit value	$11.67	$9.92	$10.87	—	—
Number of units outstanding (000’s)	325	330	406	—	—
American Century VP Inflation Protection Fund
Unit value	$10.40	$9.67	$10.08	$9.84	$9.55
Number of units outstanding (000’s)	342	312	251	207	189
American Funds Insurance Series® Asset Allocation FundSM
Unit value	$14.75	$12.35	$13.14	$11.48	$10.65
Number of units outstanding (000’s)	2828	2,385	1,550	942	737
American Funds Insurance Series® Global Growth FundSM
Unit value	$17.06	$12.81	$14.29	$11.04	$11.13
Number of units outstanding (000’s)	340	291	233	118	107
American Funds Insurance Series® Global Small Capitalization FundSM
Unit value	$14.58	$11.25	$12.77	$10.30	$10.24
Number of units outstanding (000’s)	124	105	79	84	91

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
American Funds Insurance Series® Growth-Income FundSM
Unit value	$18.16	$14.62	$15.11	$12.54	$11.41
Number of units outstanding (000’s)	377	307	227	203	190
American Funds Insurance Series® International Growth and Income FundSM
Unit value	$11.71	$9.69	$11.08	$8.99	$9.00
Number of units outstanding (000’s)	296	273	190	142	151
American Funds Insurance Series® New World Fund®
Unit value	$12.46	$9.79	$11.57	$9.08	$8.75
Number of units outstanding (000’s)	448	421	317	267	249
BlackRock Global Allocation V.I. Fund
Unit value	$12.27	$10.55	$11.56	$10.29	$10.04
Number of units outstanding (000’s)	1162	1,274	1,340	1,257	1,103
CharterSM Aggressive Growth
Unit value	$12.56	$10.54	$11.69	$10.14	$9.46
Number of units outstanding (000’s)	244	229	200	161	130
CharterSM Conservative
Unit value	$11.39	$10.31	$10.79	$10.11	$9.68
Number of units outstanding (000’s)	2259	1,797	1,708	1,783	1,091
CharterSM Growth
Unit value	$12.34	$10.53	$11.53	$10.16	$9.57
Number of units outstanding (000’s)	635	569	478	477	476
CharterSM Moderate
Unit value	$11.85	$10.45	$11.12	$10.16	$9.68
Number of units outstanding (000’s)	1475	1,384	1,382	1,123	1,094
CharterSM Moderate Growth
Unit value	$12.18	$10.58	$11.41	$10.24	$9.71
Number of units outstanding (000’s)	868	862	782	896	732
CharterSM Small Cap Value
Unit value	$12.09	$9.82	$11.43	$10.40	$8.41
Number of units outstanding (000’s)	65	54	33	39	119
ClearBridge Variable Aggressive Growth Portfolio
Unit value	$13.07	$10.61	$11.76	$10.26	$10.30
Number of units outstanding (000’s)	296	314	325	301	289
ClearBridge Variable Dividend Strategy Portfolio
Unit value	$16.21	$12.49	$13.31	$11.33	$9.99
Number of units outstanding (000’s)	438	321	300	260	128
Delaware VIP® Diversified Income Series
Unit value	$11.13	$10.23	$10.61	$10.24	$10.04
Number of units outstanding (000’s)	648	621	604	557	430

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
Delaware VIP® Emerging Markets Series
Unit value	$11.63	$9.63	$11.61	$8.39	$7.47
Number of units outstanding (000’s)	104	96	89	59	51
Delaware VIP® Limited-Term Diversified Income Series
Unit value	$10.28	$9.93	$10.05	$9.99	$9.95
Number of units outstanding (000’s)	481	483	578	598	500
Eaton Vance VT Floating-Rate Income Fund
Unit value	$11.21	$10.60	$10.74	$10.51	$9.77
Number of units outstanding (000’s)	1273	1,268	889	793	539
EQ/AB Dynamic Moderate Growth
Unit value	$12.55	$10.97	$11.80	$10.58	$10.33
Number of units outstanding (000’s)	459	349	219	222	212
EQ/AB Short Duration Government Bond
Unit value	$9.53	$9.41	$9.42	$9.52	$9.62
Number of units outstanding (000’s)	243	125	116	87	79
EQ/AB Small Cap Growth
Unit value	$15.68	$12.43	$13.66	$11.28	$10.14
Number of units outstanding (000’s)	268	251	180	154	155
EQ/Aggressive Allocation
Unit value	$14.47	$11.77	$13.06	$11.10	$10.34
Number of units outstanding (000’s)	262	291	218	97	64
EQ/American Century Mid Cap Value
Unit value	$16.65	$13.09	—	—	—
Number of units outstanding (000’s)	586	638	—	—	—
EQ/BlackRock Basic Value Equity
Unit value	$14.43	$11.83	$13.03	$12.20	$10.48
Number of units outstanding (000’s)	426	426	433	456	482
EQ/ClearBridge Large Cap Growth
Unit value	$12.24	$9.39	—	—	—
Number of units outstanding (000’s)	34	7	—	—	—
EQ/ClearBridge Select Equity Managed Volatility
Unit value	$12.01	$9.10	—	—	—
Number of units outstanding (000’s)	6	—	—	—	—
EQ/Common Stock Index
Unit value	$17.87	$13.90	$14.94	$12.56	$11.38
Number of units outstanding (000’s)	317	256	223	235	199
EQ/Core Bond Index
Unit value	$10.34	$9.86	$9.96	$9.94	$9.93
Number of units outstanding (000’s)	2010	1,447	1,135	811	446

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
EQ/Emerging Markets Equity PLUS
Unit value	$10.49	$8.99	$10.75	$8.12	$7.50
Number of units outstanding (000’s)	94	93	73	55	58
EQ/Equity 500 Index
Unit value	$18.44	$14.29	$15.22	$12.73	$11.59
Number of units outstanding (000’s)	3458	2,925	2,456	1,617	1,110
EQ/Fidelity Institutional AM® Large Cap Portfolio
Unit value	$17.07	$13.19	—	—	—
Number of units outstanding (000’s)	610	644	—	—	—
EQ/Franklin Rising Dividends
Unit value	$17.27	$13.48	—	—	—
Number of units outstanding (000’s)	590	558	—	—	—
EQ/Intermediate Government Bond
Unit value	$9.91	$9.64	$9.68	$9.77	$9.85
Number of units outstanding (000’s)	482	250	150	152	55
EQ/International Equity Index
Unit value	$11.16	$9.25	$11.04	$9.07	$8.99
Number of units outstanding (000’s)	855	822	954	717	458
EQ/Invesco Global Real Estate
Unit value	$13.08	$10.81	—	—	—
Number of units outstanding (000’s)	270	278	—	—	—
EQ/Invesco International Growth
Unit value	$12.23	$9.66	—	—	—
Number of units outstanding (000’s)	232	264	—	—	—
EQ/Janus Enterprise
Unit value	$15.21	$11.29	$11.64	$9.22	$9.75
Number of units outstanding (000’s)	202	195	150	141	115
EQ/JPMorgan Value Opportunities
Unit value	$11.13	$8.84	—	—	—
Number of units outstanding (000’s)	85	5	—	—	—
EQ/Large Cap Growth Index
Unit value	$20.75	$15.53	$16.09	$12.61	$12.00
Number of units outstanding (000’s)	542	506	535	488	305
EQ/Large Cap Value Index
Unit value	$15.65	$12.61	$14.02	$12.57	$10.92
Number of units outstanding (000’s)	587	486	397	273	149
EQ/Lazard Emerging Markets Equity
Unit value	$10.13	$8.64	—	—	—
Number of units outstanding (000’s)	422	418	—	—	—

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
EQ/Loomis Sayles Growth
Unit value	$21.40	$16.50	$17.22	$12.96	$12.29
Number of units outstanding (000’s)	341	314	294	196	73
EQ/MFS International Growth
Unit value	$13.73	$10.92	$12.21	$9.36	$9.29
Number of units outstanding (000’s)	395	340	259	189	133
EQ/MFS International Value
Unit value	$15.18	$12.21	—	—	—
Number of units outstanding (000’s)	1517	1,606	—	—	—
EQ/MFS Technology
Unit value	$11.90	$8.88	—	—	—
Number of units outstanding (000’s)	79	15	—	—	—
EQ/MFS Utilities Series
Unit value	$14.12	$11.47	—	—	—
Number of units outstanding (000’s)	255	272	—	—	—
EQ/Mid Cap Index
Unit value	$15.54	$12.55	$14.40	$12.62	$10.66
Number of units outstanding (000’s)	776	706	593	508	535
EQ/Moderate Allocation
Unit value	$12.34	$10.81	$11.50	$10.49	$10.08
Number of units outstanding (000’s)	3406	2,760	2,145	1,837	1,112
EQ/Moderate-Plus Allocation
Unit value	$13.36	$11.28	$12.26	$10.81	$10.20
Number of units outstanding (000’s)	981	829	724	751	501
EQ/Money Market
Unit value	$9.55	$9.53	$9.53	$9.61	$9.73
Number of units outstanding (000’s)	2282	2,120	2,764	2,908	2,775
EQ/Oppenheimer Global
Unit value	$15.48	$11.96	$14.00	$10.45	$10.58
Number of units outstanding (000’s)	235	250	185	155	172
EQ/PIMCO Global Real Return
Unit value	$11.45	$10.72	$11.00	$10.83	$9.94
Number of units outstanding (000’s)	321	334	263	205	108
EQ/PIMCO Total Return
Unit value	$11.13	$10.38	—	—	—
Number of units outstanding (000’s)	2048	1,454	—	—	—
EQ/PIMCO Ultra Short Bond
Unit value	$9.91	$9.79	$9.82	$9.76	$9.69
Number of units outstanding (000’s)	658	871	364	256	197

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
EQ/Small Company Index
Unit value	$14.67	$11.87	$13.55	$12.04	$10.11
Number of units outstanding (000’s)	537	423	555	509	273
EQ/Science and Technology
Unit value	$18.94	$13.08	—	—	—
Number of units outstanding (000’s)	414	388	—	—	—
EQ/T. Rowe Price Growth Stock
Unit value	$20.26	$15.65	$16.11	$12.23	$12.22
Number of units outstanding (000’s)	865	803	799	673	471
EQ/T. Rowe Price Health Sciences
Unit value	$21.11	$16.66	—	—	—
Number of units outstanding (000’s)	709	730	—	—	—
EQ/Templeton Global Equity Managed Volatility
Unit value	$12.71	$10.64	$12.28	$10.25	$9.86
Number of units outstanding (000’s)	64	66	60	79	77
EQ/Wellington Energy
Unit value	$4.89	$4.90	—	—	—
Number of units outstanding (000’s)	301	248	—	—	—
Federated High Income Bond Fund II
Unit value	$12.51	$11.10	$11.64	$11.06	$9.78
Number of units outstanding (000’s)	941	855	804	684	491
Federated Kaufman Fund II
Unit value	$20.83	$15.80	$15.44	$12.22	$11.97
Number of units outstanding (000’s)	284	260	170	136	116
Fidelity® VIP Mid Cap Portfolio
Unit value	$14.40	$11.84	$14.07	$11.82	$10.69
Number of units outstanding (000’s)	386	368	361	320	292
Fidelity® VIP Strategic Income Portfolio
Unit value	$11.67	$10.68	$11.13	$10.48	$9.83
Number of units outstanding (000’s)	1988	1,672	1,514	1,195	813
First Trust Multi Income Allocation Portfolio
Unit value	$11.90	$10.35	$10.97	$10.48	$9.71
Number of units outstanding (000’s)	122	68	104	50	58
First Trust/Dow Jones Dividend & Income Allocation Portfolio
Unit value	$15.06	$12.63	$13.45	$12.01	$10.88
Number of units outstanding (000’s)	551	445	545	456	170
Franklin Allocation VIP Fund
Unit value	$12.55	$10.61	$11.89	$10.75	$9.62
Number of units outstanding (000’s)	244	233	220	217	258

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
Franklin Income VIP Fund
Unit value	$12.73	$11.10	$11.75	$10.85	$9.64
Number of units outstanding (000’s)	1892	1,591	1,455	1,264	1,071
Franklin Mutual Shares VIP Fund
Unit value	$13.65	$11.28	$12.56	$11.74	$10.25
Number of units outstanding (000’s)	94	60	59	51	34
Invesco V.I. Balanced-Risk Allocation Fund
Unit value	$12.08	$10.65	$11.56	$10.65	$9.67
Number of units outstanding (000’s)	450	406	442	394	322
Invesco V.I. Health Care Fund
Unit value	$16.40	$12.56	$12.65	$11.08	$12.71
Number of units outstanding (000’s)	158	152	143	131	136
Invesco V.I. High Yield Fund
Unit value	$11.80	$10.56	$11.09	$10.58	$9.67
Number of units outstanding (000’s)	658	554	628	626	512
Invesco V.I. Small Cap Equity Fund
Unit value	$12.77	$10.24	$12.23	$10.89	$9.86
Number of units outstanding (000’s)	152	147	129	101	81
Janus Henderson VIT Balanced Portfolio
Unit value	$15.67	$12.98	$13.09	$11.22	$10.89
Number of units outstanding (000’s)	5856	3,803	2,556	1,904	1,059
Janus Henderson VIT Flexible Bond Portfolio
Unit value	$10.99	$10.19	$10.45	$10.24	$10.15
Number of units outstanding (000’s)	1358	1,235	1,393	1,106	445
Janus Henderson VIT U.S. Low Volatility Portfolio
Unit value	$17.84	$14.11	$14.98	$13.14	$12.12
Number of units outstanding (000’s)	406	325	322	264	102
JPMorgan Insurance Trust Global Allocation Portfolio
Unit value	$12.40	$10.77	$11.64	$10.09	$9.65
Number of units outstanding (000’s)	1745	1,719	1,523	1,191	737
JPMorgan Insurance Trust Income Builder Portfolio
Unit value	$12.03	$10.66	$11.35	$10.29	$9.81
Number of units outstanding (000’s)	2062	1,735	1,312	938	503
Lord Abbett Series Fund—Bond Debenture Portfolio
Unit value	$12.81	$11.44	$12.07	$11.20	$10.11
Number of units outstanding (000’s)	1632	1,389	1,279	1,083	761
MFS® Investors Trust Series
Unit value	$17.73	$13.68	$14.69	$12.09	$11.30
Number of units outstanding (000’s)	53	80	89	64	55

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2019.  (continued)

	For the Year ending December 31
	2019	2018	2017	2016	2015
MFS® Research Series
Unit value	$18.16	$13.87	$14.73	$12.12	$11.31
Number of units outstanding (000’s)	49	69	68	80	65
MFS® Value Series
Unit value	$16.47	$12.88	$14.55	$12.56	$11.18
Number of units outstanding (000’s)	661	619	551	477	286
Multimanager Technology
Unit value	$25.52	$18.74	$18.56	$13.51	$12.55
Number of units outstanding (000’s)	409	399	412	346	112
PIMCO CommodityRealReturn® Strategy Portfolio
Unit value	$6.11	$5.55	$6.56	$6.51	$5.74
Number of units outstanding (000’s)	191	162	138	136	106
PIMCO Emerging Markets Bond Portfolio
Unit value	$12.19	$10.76	$11.45	$10.56	$9.45
Number of units outstanding (000’s)	137	131	131	113	56
PIMCO Global Bond Opportunities Portfolio (Unhedged)
Unit value	$9.99	$9.54	$10.10	$9.42	$9.18
Number of units outstanding (000’s)	229	186	157	86	48
PIMCO Global Managed Asset Allocation Portfolio
Unit value	$12.47	$10.79	$11.58	$10.29	$10.03
Number of units outstanding (000’s)	117	73	77	66	37
PIMCO Income Portfolio
Unit value	$10.73	$10.02	—	—	—
Number of units outstanding (000’s)	791	5	—	—	—
Putnam VT Diversified Income Fund
Unit value	$10.97	$9.98	$10.21	$9.65	$9.27
Number of units outstanding (000’s)	557	361	417	374	113
Putnam VT Global Asset Allocation Fund
Unit value	$12.43	$10.74	$11.73	$10.30	$9.78
Number of units outstanding (000’s)	198	212	165	56	28
Putnam VT Research Fund
Unit value	$15.85	$12.04	$12.80	$10.51	$9.67
Number of units outstanding (000’s)	15	13	8	6	1
T. Rowe Price Equity Income Portfolio
Unit value	$14.86	$11.94	$13.39	$11.72	$9.98
Number of units outstanding (000’s)	365	292	236	193	138
Templeton Global Bond VIP Fund
Unit value	$9.88	$9.80	$9.74	$9.68	$9.52
Number of units outstanding (000’s)	1047	942	887	840	778

Appendix II: Rules regarding contributions to your contract

The following tables describe the rules regarding contributions to your contract. The minimum initial contribution amount is $10,000 for all Investment Edge® contract types and $25,000 for all Investment Edge® Select and Investment Edge® ADV contract types.

Contract Type	NQ
Issue Ages	• 0-85
Minimum additional contribution amount	• $500
Source of contributions	• After-tax money. • Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Limitations on contributions

•   No additional contributions after the date on which the older of the original Owner(s) and Annuitant(s) reaches age 86 or, if later, the first contract date anniversary.

•   No additional contributions after election of an Income Edge payment program.

Contract Type	Traditional IRA
Issue Ages	• 20-85
Minimum additional contribution amount	• $50
Source of contributions

•   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular IRA contributions.

•   Additional catch-up contributions.

Limitations on contributions

•   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   Although we accept regular IRA contributions (limited to $6,000) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

Contract Type	Roth IRA
Issue Ages	• 20-85
Minimum additional contribution amount	• $50
Source of contributions

•  Rollovers from another Roth IRA.

•  Rollovers from a “designated Roth contribution account” under specified retirement plans.

•  Conversion rollovers from a traditional IRA or other eligible retirement plan.

•  Direct custodian-to-custodian transfers from another Roth IRA.

•  Regular Roth IRA contributions.

•  Additional catch-up contributions.

Limitations on contributions

•  No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•  Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

•  Although we accept Roth IRA contributions (limited to $6,000) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

Contract Type	SEP IRA
Issue Ages	• 20-85
Minimum subsequent contribution amount (if permitted)	For all Series: • $500
Source of contributions

•   An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or the limit on annual contributions for an employee of $57,000 after cost-of-living adjustment for 2020.

•   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular traditional IRA contributions are not permitted unless and until the SEP-IRA designation is removed on our records and the contract is designated as a traditional IRA only.

Limitations on contributions

•   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•   Contributions made after lifetime required minimum distributions must start must be net of required minimum distributions.

Contract Type	QP
Issue Ages	• 20-85
Minimum subsequent contribution amount (if subsequent contributions are permitted)	• $500
Source of contributions

•   Only transfer contributions from other investments within an existing qualified plan trust.

•   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

Limitations on contributions

•   No additional contributions after the date on which the Annuitant reaches age 75 or, if later, the first contract date anniversary.

•   A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•   We do not accept contributions directly from the employer.

•   Only one subsequent contribution can be made during a contract year.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   No minimum contribution amount limitation for Investment Edge® ADV.

•   See Appendix IV later in this Prospectus for a discussion on purchase considerations for QP contracts.

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
Issue Ages	• 0-75
Minimum additional contribution amount	• $1,000
Source of contributions

•  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

•   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Limitations on contributions

•  No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•  Any additional contributions must be from the same type of IRA of the same deceased owner.

•  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

Legislation enacted at the end of 2019 has changed key aspects of Inherited IRA contracts. We anticipate making changes in 2020 to our Inherited IRA contracts to reflect these legislative changes. We also may consider limiting the availability of Inherited IRA contracts to new purchasers pending the issuance of further guidance.

Contract Type	Inherited NQ
Issue Ages	• 0-75
Minimum contribution amount	• Account value must be at least $50,000 in order to elect Income Edge Beneficiary Advantage.
Sources of contributions

•   Paid to us in an exchange under Section 1035 of the Internal Revenue Code of your interests as a death beneficiary of the deceased owner’s nonqualified deferred annuity contract.

•   All contributions must be received before payments start and within twelve months after the date of death of the deceased owner.

See “Contract features and benefits” and “Tax information” earlier in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see “Dates and prices at which contract events occur” in “More information” earlier in this Prospectus. Please review your contract for information on contribution limitations.

Appendix III: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the Investment Edge® series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus.

States where certain Investment Edge® series contracts’ features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation

III-1

Appendix IV: Purchase considerations for QP contracts

Trustees who are considering the purchase of an Investment Edge® series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer’s plan. There are significant issues in the purchase of an Investment Edge® series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by an Investment Edge® series QP contract or another annuity contract. Therefore, plan trusts should purchase an Investment Edge® series QP contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer sponsoring the plan. For 401(k) plans, no employee after-tax contributions are accepted. A “designated Roth contribution account” is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, withdrawal charges may apply. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QP contract has occurred, then any transfers from the QP contract may also result in withdrawal charges.

In order to purchase the QP contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant’s normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit, prior to the contract conversion.

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan’s administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. The Company will never make payments under a QP contract to any person other than the plan trust owner.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

IV-1

Appendix V: Hypothetical illustration

ILLUSTRATION OF ACCOUNT VALUES

The following tables illustrate the changes in account values under certain hypothetical circumstances for the Investment Edge® series contracts (Investment Edge®, Investment Edge® Select and Investment Edge® ADV). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.15)%, 3.85% for the Investment Edge® variable investment options and (2.40)%, 3.60% for the Investment Edge® Select variable investment options; (1.40)%, 4.60% for the Investment Edge® ADV variable investment options; at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the Contract Maintenance Fee. If the net annual rates of return did reflect this charge, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect any applicable administrative charge and withdrawal charge.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.60%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.30% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.

ILLUSTRATION OF ACCOUNT VALUES

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could.

Variable Defered Annuity

Investment Edge®

$100,000 Single contribution, $80,000 cost basis and no withdrawals

Male, Non Qualified, Issue age 60

Income Edge, Payment Begin at Age 65

Tax rate 24%

						With Income Edge (Applicable to Non-qualified Market)

Age	Contract Year	Account Value		Cash Value		Pre-Tax Payment		Tax-Free Amount		After-Tax Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	$100,000	$100,000	$94,000	$94,000	0	0	0	0	0	0
61	1	97,850	103,850	91,850	97,850	0	0	0	0	0	0
62	2	95,746	107,848	89,746	101,848	0	0	0	0	0	0
63	3	93,688	112,000	88,688	107,000	0	0	0	0	0	0
64	4	91,673	116,312	87,673	112,312	0	0	0	0	0	0
65	5	86,177	116,317	83,177	113,317	3,526	4,474	3,077	3,077	3,418	4,138
66	6	80,877	116,142	80,877	116,142	3,447	4,653	3,077	3,077	3,358	4,274
67	7	75,768	115,775	75,768	115,775	3,370	4,839	3,077	3,077	3,300	4,416
68	8	70,845	115,198	70,845	115,198	3,294	5,034	3,077	3,077	3,242	4,564
69	9	66,101	114,397	66,101	114,397	3,220	5,236	3,077	3,077	3,186	4,718
70	10	61,532	113,354	61,532	113,354	3,148	5,447	3,077	3,077	3,131	4,879
75	15	41,033	103,823	41,033	103,823	2,803	6,649	3,077	3,077	2,803	5,791
80	20	24,109	84,924	24,109	84,924	2,474	8,147	3,077	3,077	2,474	6,930
85	25	10,458	52,723	10,458	52,723	2,157	10,079	3,077	3,077	2,157	8,398
90	30	0	0	0	0	1,693	13,647	3,077	3,077	1,693	11,110

*	Each withdrawal is a standalone snapshot and independent of all other values shown in this column

Variable Defered Annuity

Investment Edge®

$100,000 Single contribution and no withdrawals

Male, Non Qualified, Issue age 60

Without Income Edge

Age	Contract Year	Account Value		Cash Value
		0%	6%	0%	6%
60	0	$100,000	$100,000	$94,000	$94,000
61	1	97,850	103,850	91,850	97,850
62	2	95,746	107,848	89,746	101,848
63	3	93,688	112,000	88,688	107,000
64	4	91,673	116,312	87,673	112,312
65	5	89,702	120,790	86,702	117,790
66	6	87,774	125,441	87,774	125,441
67	7	85,887	130,270	85,887	130,270
68	8	84,040	135,286	84,040	135,286
69	9	82,233	140,494	82,233	140,494
70	10	80,465	145,903	80,465	145,903
75	15	72,179	176,237	72,179	176,237
80	20	64,747	212,878	64,747	212,878
85	25	58,079	257,136	58,079	257,136
90	30	52,098	310,595	52,098	310,595

Variable Defered Annuity

Investment Edge® Select

$100,000 Single contribution, $80,000 cost basis and no withdrawals

Male, Non Qualified, Issue age 60

Income Edge, Payment Begin at Age 65

Tax rate 24%

						With Income Edge (Applicable to Non-qualified Market)

Age	Contract Year	Account Value		Cash Value		Pre-Tax Payment		Tax-Free Amount		After-Tax Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000	0	0	0	0	0	0
61	1	97,600	103,600	97,600	103,600	0	0	0	0	0	0
62	2	95,258	107,330	95,258	107,330	0	0	0	0	0	0
63	3	92,971	111,193	92,971	111,193	0	0	0	0	0	0
64	4	90,740	115,196	90,740	115,196	0	0	0	0	0	0
65	5	85,072	114,913	85,072	114,913	3,490	4,431	3,077	3,077	3,391	4,106
66	6	79,628	114,453	79,628	114,453	3,403	4,597	3,077	3,077	3,325	4,232
67	7	74,399	113,805	74,399	113,805	3,318	4,769	3,077	3,077	3,260	4,363
68	8	69,379	112,954	69,379	112,954	3,235	4,948	3,077	3,077	3,197	4,499
69	9	64,560	111,886	64,560	111,886	3,154	5,134	3,077	3,077	3,135	4,640
70	10	59,936	110,586	59,936	110,586	3,074	5,328	3,077	3,077	3,074	4,788
75	15	39,426	100,006	39,426	100,006	2,701	6,420	3,077	3,077	2,701	5,618
80	20	22,835	80,742	22,835	80,742	2,351	7,767	3,077	3,077	2,351	6,641
85	25	9,750	49,441	9,750	49,441	2,018	9,479	3,077	3,077	2,018	7,942
90	30	0	0	0	0	1,542	12,577	3,077	3,077	1,542	10,297

*	Each withdrawal is a standalone snapshot and independent of all other values shown in this column

Variable Defered Annuity

Investment Edge® Select

$100,000 Single contribution and no withdrawals

Male, Non Qualified, Issue age 60

Without Income Edge

Age	Contract Year	Account Value		Cash Value
		0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000
61	1	97,600	103,600	97,600	103,600
62	2	95,258	107,330	95,258	107,330
63	3	92,971	111,193	92,971	111,193
64	4	90,740	115,196	90,740	115,196
65	5	88,562	119,344	88,562	119,344
66	6	86,437	123,640	86,437	123,640
67	7	84,362	128,091	84,362	128,091
68	8	82,338	132,702	82,338	132,702
69	9	80,362	137,479	80,362	137,479
70	10	78,433	142,429	78,433	142,429
75	15	69,462	169,979	69,462	169,979
80	20	61,517	202,859	61,517	202,859
85	25	54,481	242,099	54,481	242,099
90	30	48,151	288,930	48,151	288,930

Variable Defered Annuity

Investment Edge® ADV

$100,000 Single contribution, $80,000 cost basis and no withdrawals

Male, Non Qualified, Issue age 60

Income Edge, Payment Begin at Age 65

Tax rate 24%

						With Income Edge (Applicable to Non-qualified Market)

Age	Contract Year	Account Value		Cash Value		Pre-Tax Payment		Tax-Free Amount		After-Tax Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000	0	0	0	0	0	0
61	1	98,600	104,600	98,600	104,600	0	0	0	0	0	0
62	2	97,220	109,412	97,220	109,412	0	0	0	0	0	0
63	3	95,859	114,445	95,859	114,445	0	0	0	0	0	0
64	4	94,517	119,709	94,517	119,709	0	0	0	0	0	0
65	5	89,558	120,611	89,558	120,611	3,635	4,604	3,077	3,077	3,501	4,238
66	6	84,722	121,335	84,722	121,335	3,582	4,824	3,077	3,077	3,461	4,405
67	7	80,006	121,861	80,006	121,861	3,530	5,056	3,077	3,077	3,421	4,581
68	8	75,407	122,168	75,407	122,168	3,479	5,298	3,077	3,077	3,382	4,765
69	9	70,924	122,235	70,924	122,235	3,428	5,553	3,077	3,077	3,343	4,959
70	10	66,554	122,037	66,554	122,037	3,377	5,821	3,077	3,077	3,305	5,162
75	15	46,272	116,107	46,272	116,107	3,135	7,378	3,077	3,077	3,121	6,346
80	20	28,371	98,738	28,371	98,738	2,887	9,398	3,077	3,077	2,887	7,881
85	25	12,899	63,871	12,899	63,871	2,634	12,106	3,077	3,077	2,634	9,939
90	30	0	0	0	0	2,233	17,426	3,077	3,077	2,233	13,982

*	Each withdrawal is a standalone snapshot and independent of all other values shown in this column

Variable Defered Annuity

Investment Edge® ADV

$100,000 Single contribution and no withdrawals

Male, Non Qualified, Issue age 60

Without Income Edge

Age	Contract Year	Account Value		Cash Value
		0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000
61	1	98,600	104,600	98,600	104,600
62	2	97,220	109,412	97,220	109,412
63	3	95,859	114,445	95,859	114,445
64	4	94,517	119,709	94,517	119,709
65	5	93,193	125,216	93,193	125,216
66	6	91,889	130,976	91,889	130,976
67	7	90,602	137,000	90,602	137,000
68	8	89,334	143,302	89,334	143,302
69	9	88,083	149,894	88,083	149,894
70	10	86,850	156,789	86,850	156,789
75	15	80,938	196,325	80,938	196,325
80	20	75,429	245,829	75,429	245,829
85	25	70,295	307,817	70,295	307,817
90	30	65,510	385,434	65,510	385,434

Appendix VI: Income Edge scheduled payment amount expressed as a Percentage of Account Value

(Not applicable to Income Edge Early Retirement Option or Income Edge Beneficiary Advantage.)

Table B-1 below sets forth the maximum Payment Period available for select ages under either a Single or Joint Election at the time that Income Edge is elected. The Age column is used only for determining the length of the Payment Period available under Income Edge; these are not annuity factors.

Table B-2 below is provided for your convenience and expresses a given Annual Payout Period’s Income Edge scheduled payment amounts as a (rounded) percentage of the contract’s account value at that time. The Income Edge Payment Amount percentages are derived from the same payment method discussed earlier in this Prospectus in “Income Edge” in the “Accessing your money” section. The percentage is determined by dividing 1 by the number of remaining Annual Payout Periods.

For example:

Election of Income Edge. A contract owner is age 80 and chooses the Single Election method when the contract’s account value equals $180,000. Table B-1 below provides a maximum Payment Period of 15 years and the contract owner elects to receive Income Edge scheduled payments over that maximum period.

First Income Edge Annual Payout Period. The payment amount for the first Annual Payout Period is equal to the account value at the time that you elect Income Edge ($180,000) divided by the number of remaining Annual Payout Periods (15), or $12,000.

Referring to Table B-2 below, the Income Edge scheduled payment amount for the first Annual Payout Period can be expressed as a percentage of the account value. As discussed above, the percentages in Table B-2 were determined by dividing 1 by the remaining Annual Payout Periods. In this example, dividing 1 by the remaining Annual Payout Periods (15) yields 6.7%. Thus, the contract owner can expect to receive approximately 6.7% of the Contract’s account value as an Income Edge scheduled payment ($180,000 multiplied by 6.7%, or $12,000) for the first Annual Payout Period.

Second Income Edge Annual Payout Period. Assume the investment performance following the first Annual Payout Period is positive and that the Contract’s account value on the day before the second Annual Payout Period begins is $172,000. The $180,000 account value on the day before the first Income Edge Anniversary Date minus the first Annual Payout Period payment amount of $12,000 reduces the account value to $168,000. During the following year assume the investments underlying the Contract gain $6,000 resulting in a value of $172,000 on the day before the second Annual Payout Period begins. The scheduled payment amount for the second Annual Payout Period will be equal to $172,000 divided by the remaining Annual Payout Periods (14), or $12,286. This amount can be expressed as a percentage of the account value by dividing 1 by 14, yielding 7.1%.

We have the right, upon advance notice to you, to change at any time after the Contract Date and before election of Income Edge the Maximum Payment Period used in the table below for calculating Income Edge scheduled payment amounts.

	Table B-1		Table B-2
	Maximum Payment Period		Payment Percentage
Age at time of Election	Single Election To Age 95	Joint Election To Age 100	Number of (Remaining) Annual Payout Periods	Payment Amount as a Percentage of Account Value

60	35	40	40	2.5%

61	34	39	39	2.6%

62	33	38	38	2.6%

63	32	37	37	2.7%

64	31	36	36	2.8%

65	30	35	35	2.9%

66	29	34	34	2.9%

67	28	33	33	3.0%

68	27	32	32	3.1%

VI-1

	Table B-1		Table B-2
	Maximum Payment Period		Payment Percentage
Age at time of Election	Single Election To Age 95	Joint Election To Age 100	Number of (Remaining) Annual Payout Periods	Payment Amount as a Percentage of Account Value

69	26	31	31	3.2%

70	25	30	30	3.3%

71	24	29	29	3.4%

72	23	28	28	3.6%

73	22	27	27	3.7%

74	21	26	26	3.8%

75	20	25	25	4.0%

76	19	24	24	4.2%

77	18	23	23	4.3%

78	17	22	22	4.5%

79	16	21	21	4.8%

80	15	20	20	5.0%

81	14	19	19	5.3%

82	13	18	18	5.6%

83	12	17	17	5.9%

84	11	16	16	6.3%

85	10	15	15	6.7%

86	9	14	14	7.1%

87	8	13	13	7.7%

88	7	12	12	8.3%

89	6	11	11	9.1%

90	5	10	10	10.0%

91	4	9	9	11.1%

92	3	8	8	12.5%

93	2	7	7	14.3%

94	1	6	6	16.7%

95		5	5	20.0%

96		4	4	25.0%

97		3	3	33.3%

98		2	2	50.0%

99		1	1	100.0%

VI-2

Appendix VII: Exchange program

We offer an exchange program under which a Prior Contract may be exchanged for an Investment Edge® Select contract. This is called an “exchange” under securities law. For purposes of this Prospectus, the word “exchange” includes an exchange, rollover or transfer, as applicable, for federal income tax purposes.

The chart contained in this Appendix provides a summary comparison of some of the important features of Prior Contracts and the Investment Edge® Select contract. You should not rely solely on the information contained in the charts in examining the differences between your existing contract and the Investment Edge® Select contract. There may be other differences important for you to consider prior to exchanging to an Investment Edge® Select contract. You should read the Prospectus and other information related to your existing contract prior to exchanging to an Investment Edge® Select contract. Please note, this chart does not create or modify any existing rights or benefits, all of which are only established by your existing contract.

You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Investment Edge® Select contract. Under this exchange program, among other conditions, the Prior Contract cannot have outstanding withdrawal charges. The account value attributable to your existing contract would not be subject to any withdrawal charge under an Investment Edge® Select contract, but would be subject to all other charges and fees under an Investment Edge® Select contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Investment Edge® Select contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law. If you are considering exchanging your Prior Contract for an Investment Edge® Select contract, please contact your financial professional, who will be able to explain the benefits and features of this contract and provide you with the proper forms and application necessary to complete the transaction.

VII-1

Structured Capital Strategies®

Prior Contracts		New Contract
Structured Capital Strategies® Series B, C and ADV(10)		Investment Edge® Select
Annual Contract Fee:	None	If your account value on a contract date anniversary is less than $50,000[1].	$50

		If your account value on a contract date anniversary is $50,000 or more[1].	$0
Total Separate Account Annual Expenses:	0.65%-1.65%[2]	1.25%
Fund Facilitation Fee[8]	None	Current: 0.00% Maximum: 0.70%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.

The standard death benefit is equal to your account value as of the date we receive satisfactory proof of the owner’s or older joint owner’s, if applicable, death, any required instructions for the method of payment, and all information and forms necessary to effect payment.

At issue you can also elect the Return of Premium death benefit, which is equal to the greater of your account value or total contributions to your contract, adjusted prorata for any withdrawals you have made.

Protected premium Death Benefit Charge[6]:	Not Applicable	Calculated as a percentage of the applicable benefit base.(6) Deducted annually on each contract date anniversary for which the benefit is in effect.(7) — Current charge 0.30% — Maximum charge 0.50%
Choice Cost[3]	up to 5%	No
SIO Fee	None	1.25%

VII-2

Prior Contracts		New Contract
Structured Capital Strategies® Series B, C and ADV(10)		Investment Edge® Select
Loan Features (if your employer’s plan permits):	No	No
Variable Investment Options[4]:	3 Class IB	100+ Various Classes
Structured Investment Options:	Up to 28[4,5]	Yes
Sources of Permitted Subsequent Contributions:	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment

•   Full or partial exchange, rollover or direct transfer from a Structured Capital Strategies® contract. The source of the contribution must be for the entire account value invested in the variable investment options at the time of the transaction.

•   Account value invested in a segment is not an eligible source of contribution.

1.	If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the fee for that year.

2.

On a non-guaranteed basis, we may waive any portion of the contract fee as it applies to the EQ/Money Market variable investment option (including any amounts in the dollar cap averaging accounts) to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the contract fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. For more information, please refer to your Structured Capital Strategies® Prospectus.

3.

Choice cost is a charge, which is only applicable if a contract owner elects to invest in Choice Segments under a Structured Capital Strategies® contract. For more information on Choice costs, please refer to Structured Capital Strategies® Prospectus.

4.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

5.

Contract owners have the ability to invest in various types of structured investment options that permit you to invest in one or more segments referred to as “Standard Segments” or “Choice Segments”, each of which provides performance tied to the performance of a securities or commodities indexed for a set period of time. As discussed above in footnote 3, amounts invested in Choice Segments are subject to a “Choice cost” charge. For more information on structured investment options and Choice costs, please refer to your Structured Capital Strategies® Prospectus.

6.	The benefit base is equal to your initial contribution and subsequent contributions to the contract less any withdrawals you made from the contract.

7.

If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and becomes effective, a death benefit is paid, or the Protected Premium death benefit is otherwise terminated, we will deduct the charge for that year from your account value.

8.	This fee does not apply to any variable investment options that we currently offer.

9.

Age at issue, and subsequently, as of your most recent contract date anniversary. For jointly owned contracts, the charge is based on the age of the older joint owner. The daily charge percentage increases automatically on each contract date anniversary following the date on which you reach the next age bracket shown in the table.

10.	Your contract must be in force for at least four years for you to be eligible to exchange to an Investment Edge® Select contract.

VII-3

Statement of additional information

Table of contents

Page

The Company	2

Unit Values	2

Custodian	2

Independent Registered Public Accounting Firm	2

Distribution of the Contracts	2

Financial Statements	2

How to Obtain an Investment Edge® 21.0 Statement of Additional Information for Separate Account No. 70

Send this request form to:
Retirement Service Solutions
P.O. Box 1547
Secaucus, NJ 07096-1547

Please send me an Investment Edge® 21.0 SAI for Separate Account No. 70 dated December 21, 2020.

Name

Address
City	State	Zip

Investment Edge® 21.0
#949251

Investment Edge® 21.0

A variable annuity contract

Statement of Additional Information

December 21, 2020

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, New York 10104

This Statement of Additional Information (“SAI”) is not a Prospectus. It should be read in conjunction with the related Investment Edge® 21.0 Prospectus, dated December 21, 2020. That Prospectus provides detailed information concerning the contracts and the variable investment options that fund the contracts. Each variable investment option is a subaccount of the Company’s Separate Account No. 70. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Retirement Service Solutions — Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

Table of Contents

The Company	2

Unit Values	2

Custodian	2

Independent Registered Public Accounting Firm	2

Distribution of the Contracts	2

Financial statements	2

Copyright 2020 Equitable Financial Life Insurance Company.

All rights reserved.

Investment Edge 21.0
#949251

The Company

We are Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”) (until 2020, known as AXA Equitable Life Insurance Company), a New York stock life insurance corporation. We have been doing business since 1859. The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

Unit Values

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for Investment Edge® 21.0.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by (ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

(	a	)	c
b

where:

(a)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c)

is the daily operations charge, administrative charge and distribution charge relating to the contracts, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.25%. Your contract charges may be less.

Custodian

The Company is the custodian for the shares of the Trusts owned by Separate Account No. 70.

Independent Registered Public Accounting Firm

The (i) financial statements of Separate Account No. 70 of Equitable Financial Life Insurance Company as of December 31, 2019 and for each of the periods indicated therein and the (ii) consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company as permitted by the applicable SEC independence rules, and as disclosed in Equitable Financial Life Insurance Company’s Form 10-K. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, NY 10017.

Distribution of the Contracts

Under a distribution agreement between Equitable Distributors, the Company and certain of the Company’s separate accounts, including Separate Account No. 70, the Company paid Equitable Distributors, distribution fees of $490,158,726 in 2019, $466,293,494 in 2018 and $480,771,028 in 2017, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts, including Separate Account No. 70. Of these amounts, for each of these three years, Equitable Distributors retained $0, $0 and $0, respectively.

Pursuant to a Distribution and Servicing Agreement between Equitable Advisors, the Company and certain of the Company’s separate accounts, including Separate Account No. 70, the Company paid Equitable Advisors a fee of $0 in 2019, $0 in 2018 and $0 in 2017. The Company paid Equitable Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts, including Separate Account No. 70, $550,516,044 in 2019, $525,064,725 in 2018 and $521,468,953 in 2017. Of these amounts, Equitable Advisors retained $243,138,196, $242,921,348 and $267,653,575, respectively.

Financial Statements

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contracts.

The financial statements of Separate Account No. 70 list variable investment options not currently offered under this contract.

2

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

AXA Equitable Life Insurance Company

Opinion on the Financial Statements

We have audited the consolidated financial statements, including the related notes and financial statement schedules, of AXA Equitable Life Insurance Company and its subsidiaries (the “Company”) as listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 12, 2020

We have served as the Company’s auditor since 1993.

AXA EQUITABLE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018
	(in millions, except share amounts)
ASSETS
Investments:
Fixed maturities available-for-sale, at fair value (amortized cost of $59,278 and $42,492)	$62,362	$41,915
Mortgage loans on real estate (net of valuation allowance of $0 and $7)	12,090	11,818
Real estate held for production of income (1)	27	52
Policy loans	3,270	3,267
Other equity investments (1)	1,149	1,144
Trading securities, at fair value	6,598	15,166
Other invested assets	2,129	1,554

Total investments	87,625	74,916
Cash and cash equivalents	1,492	2,622
Deferred policy acquisition costs	4,337	5,011
Amounts due from reinsurers	3,001	3,124
Loans to affiliates	1,200	600
GMIB reinsurance contract asset, at fair value	2,466	1,991
Current and deferred income taxes	224	438
Other assets	3,050	2,763
Separate Accounts assets	124,646	108,487

Total Assets	$228,041	$199,952

LIABILITIES
Policyholders’ account balances	$55,421	$46,403
Future policy benefits and other policyholders’ liabilities	33,976	29,808
Broker-dealer related payables	428	69
Securities sold under agreements to repurchase	—	573
Amounts due to reinsurers	105	113
Loans from affiliates	—	572
Other liabilities	1,768	1,460
Separate Accounts liabilities	124,646	108,487

Total Liabilities	$216,344	$187,485
Redeemable noncontrolling interest (2)	$39	$39
Commitments and contingent liabilities (Note 17)

EQUITY
Equity attributable to Equitable Life:
Common stock, $1.25 par value; 2,000,000 shares authorized, issued and outstanding	$2	$2
Additional paid-in capital	7,809	7,807
Retained earnings	2,242	5,098
Accumulated other comprehensive income (loss)	1,592	(491)

Total equity attributable to Equitable Life	11,645	12,416
Noncontrolling interest	13	12

Total Equity	11,658	12,428

Total Liabilities, Redeemable Noncontrolling Interest and Equity	$228,041	$199,952

(1)	See Note 2 for details of balances with variable interest entities.
(2)	See Note 20 for details of Redeemable noncontrolling interest.

See Notes to Consolidated Financial Statements.

AXA EQUITABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
	(in millions)
REVENUES
Policy charges and fee income	$3,450	$3,523	$3,294
Premiums	936	862	904
Net derivative gains (losses)	(3,820)	(1,010)	894
Net investment income (loss)	3,298	2,478	2,441
Investment gains (losses), net:
Total other-than-temporary impairment losses	—	(37)	(13)
Other investment gains (losses), net	206	41	(112)

Total investment gains (losses), net	206	4	(125)

Investment management and service fees	1,022	1,029	1,007
Other income	56	65	41

Total revenues	5,148	6,951	8,456

BENEFITS AND OTHER DEDUCTIONS
Policyholders’ benefits	4,119	3,005	3,473
Interest credited to policyholders’ account balances	1,127	1,002	921
Compensation and benefits	335	422	327
Commissions	629	620	628
Interest expense	4	34	23
Amortization of deferred policy acquisition costs	452	431	900
Other operating costs and expenses	912	2,918	635

Total benefits and other deductions	7,578	8,432	6,907

Income (loss) from continuing operations, before income taxes	(2,430)	(1,481)	1,549
Income tax (expense) benefit from continuing operations	584	446	1,210

Net income (loss) from continuing operations	(1,846)	(1,035)	2,759
Less: Net (income) loss from discontinued operations, net of taxes and noncontrolling interest	—	(114)	(85)

Net income (loss)	(1,846)	(921)	2,844
Less: Net income (loss) attributable to the noncontrolling interest	5	(3)	1

Net income (loss) attributable to Equitable Life	$(1,851)	$(918)	$2,843

See Notes to Consolidated Financial Statements.

AXA EQUITABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
	(in millions)
COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(1,846)	$(921)	$2,844

Other comprehensive income (loss) net of income taxes:
Change in unrealized gains (losses), net of reclassification adjustment	2,081	(1,230)	584
Changes in defined benefit plan related items not yet recognized in periodic benefit cost, net of reclassification adjustment	2	(4)	(5)
Other comprehensive income (loss) from discontinued operations	—	—	23

Total other comprehensive income (loss), net of income taxes	2,083	(1,234)	602

Comprehensive income (loss) attributable to Equitable Life	$237	$(2,155)	$3,446

See Notes to Consolidated Financial Statements.

AXA EQUITABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Years Ended December 31,
	AXA Equitable Equity					Noncontrolling Interest
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Continuing Operations	Discontinued Operations	Total	Total Equity
	(in millions)
January 1, 2019	$2	$7,807	$5,098	$(491)	$12,416	$12	$—	$12	$12,428
Dividend to parent company	—	—	(1,005)	—	(1,005)	—	—	—	(1,005)
Net income (loss)	—	—	(1,851)	—	(1,851)	—	—	—	(1,851)
Other comprehensive income (loss)	—	—	—	2,083	2,083	—	—	—	2,083
Other	—	2	—	—	2	1	—	1	3

December 31, 2019	$2	$7,809	$2,242	$1,592	$11,645	$13	$—	$13	$11,658

January 1, 2018	$2	$6,859	$8,938	$598	$16,397	$19	$3,076	$3,095	$19,492
Cumulative effect of adoption of revenue recognition standard ASC 606	—	—	8	—	8	—	—	—	8
Cumulative effect of adoption of ASU 2018-12, Reclassification of Certain Tax Effects Attributable to Disposed Subsidiary	—	—	(83)	83	—	—	—	—	—
Transfer for Deferred tax asset in GMxB Unwind	—	1,209	—	—	1,209	—	—	—	1,209
Settlement of intercompany payables in GMxB Unwind	—	(297)	—	—	(297)	—	—	—	(297)
Distribution of disposed subsidiary	—	—	(1,175)	—	(1,175)	—	—	—	(1,175)
Transfer of accumulated other comprehensive income to discontinued operations	—	—	—	62	62	—	—	—	62
Reclassification of net earnings (loss) attributable to redeemable noncontrolling interests	—	—	—	—	—	(2)	—	(2)	(2)
De-consolidation of real estate joint ventures	—	—	—	—	—	(8)	—	(8)	(8)
Dividend to parent company	—	—	(1,672)	—	(1,672)	—	—	—	(1,672)
Transfer of AB Holding Units	—	—	—	—	—	—	(3,076)	(3,076)	(3,076)
Net income (loss)	—	—	(918)	—	(918)	3	—	3	(915)
Other comprehensive income (loss)	—	—	—	(1,234)	(1,234)	—	—	—	(1,234)
Other	—	36	—	—	36	—	—	—	36

December 31, 2018	$2	$7,807	$5,098	$(491)	$12,416	$12	$—	$12	$12,428

January 1, 2017	$2	$5,339	$6,095	$(4)	$11,432	$—	$3,096	$3,096	$14,528
Capital contribution from parent	—	1,500	—	—	1,500	—	—	—	1,500
Reclassification of net earnings (loss) attributable to redeemable noncontrolling interests	—	—	—	—	—	1	—	1	1
Consolidation of real estate joint ventures	—	—	—	—	—	19	—	19	19
Repurchase of AB Holding units	—	—	—	—	—	—	(158)	(158)	(158)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(457)	(457)	(457)
Net income (loss)	—	—	2,843	—	2,843	(1)	485	484	3,327
Other comprehensive income (loss)	—	—	—	602	602	—	—	—	602
Other	—	20	—	—	20	—	110	110	130

December 31, 2017	$2	$6,859	$8,938	$598	$16,397	$19	$3,076	$3,095	$19,492

See Notes to Consolidated Financial Statements.

AXA EQUITABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
	(in millions)
Cash flows from operating activities:
Net income (loss)(1)	$(1,846)	$(358)	$3,377
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Interest credited to policyholders’ account balances	1,127	1,002	921
Policy charges and fee income	(3,450)	(3,523)	(3,294)
Net derivative (gains) losses	3,820	1,010	(870)
Investment (gains) losses, net	(206)	(3)	125
Realized and unrealized (gains) losses on trading securities	(429)	221	(166)
Non-cash long-term incentive compensation expense	3	218	185
Amortization of deferred cost of reinsurance asset	(7)	1,882	(84)
Amortization and depreciation	323	340	825
Cash received on the recapture of captive reinsurance	—	1,273	—
Equity (income) loss from limited partnerships	(73)	(120)	(157)
Changes in:
Net broker-dealer and customer related receivables/payables	4	838	(278)
Reinsurance recoverable	(183)	(390)	(1,018)
Segregated cash and securities, net	—	(345)	130
Capitalization of deferred policy acquisition costs	(648)	(597)	(578)
Future policy benefits	1,115	(284)	1,189
Current and deferred income taxes	(334)	(556)	(1,174)
Other, net	178	810	486

Net cash provided by (used in) operating activities	$(606)	$1,418	$(381)

Cash flows from investing activities:
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available-for-sale	$12,450	$8,935	$9,738
Mortgage loans on real estate	952	768	934
Trading account securities	10,209	9,298	9,125
Real estate joint ventures	5	139	—
Short-term investments	2,548	2,315	2,204
Other	253	190	228
Payment for the purchase/origination of:
Fixed maturities, available-for-sale	(28,537)	(11,110)	(12,465)
Mortgage loans on real estate	(1,240)	(1,642)	(2,108)
Trading account securities	(1,067)	(11,404)	(12,667)
Short-term investments	(2,762)	(1,852)	(2,456)
Other	(408)	(170)	(280)
Cash settlements related to derivative instruments	(961)	805	(1,259)
Repayments of loans to affiliates	300	900	—
Investment in capitalized software, leasehold improvements and EDP equipment	(65)	(115)	(100)
Purchase of business, net of cash acquired	—	—	(130)
Issuance of loans to affiliates	(900)	(1,100)	—
Cash disposed due to distribution of disposed subsidiary	—	(672)	—
Other, net	(55)	(91)	322

Net cash provided by (used in) investing activities	$(9,278)	$(4,806)	$(8,914)

See Notes to Consolidated Financial Statements.

AXA EQUITABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(CONTINUED)

	2019	2018	2017
	(in millions)
Cash flows from financing activities:
Policyholders’ account balances:
Deposits	$12,283	$9,365	$9,334
Withdrawals	(4,641)	(4,496)	(3,926)
Transfer (to) from Separate Accounts	1,869	1,809	1,566
Proceeds from loans from affiliates	—	572	—
Change in short-term financings	—	(26)	53
Change in collateralized pledged assets	(69)	1	710
Change in collateralized pledged liabilities	1,359	(291)	1,108
(Decrease) increase in overdrafts payable	—	3	63
Repayment of loans from affiliates	(572)	—	—
Shareholder dividends paid	(1,005)	(1,672)	—
Repurchase of AB Holding Units	—	(267)	(220)
Purchases (redemptions) of noncontrolling interests of consolidated company-sponsored investment funds	19	(472)	120
Distribution to noncontrolling interest of consolidated subsidiaries	—	(610)	(457)
Increase (decrease) in securities sold under agreement to repurchase	(573)	(1,314)	(109)
Capital contribution from parent company	—	—	1,500
Other, net	84	11	(10)

Net cash provided by (used in) financing activities	$8,754	$2,613	$9,732

Effect of exchange rate changes on cash and cash equivalents	—	(12)	22

Change in cash and cash equivalents	(1,130)	(787)	459
Cash and cash equivalents, beginning of year	2,622	3,409	2,950

Cash and cash equivalents, end of year	$1,492	$2,622	$3,409

Cash and cash equivalents of disposed subsidiary:
Beginning of year	$—	$1,009	$1,006

End of year	$—	$—	$1,009

Cash and cash equivalents of continuing operations
Beginning of year	$2,622	$2,400	$1,944

End of year	$1,492	$2,622	$2,400

Supplemental cash flow information:
Interest paid	$(4)	$—	$(8)

Income taxes (refunded) paid	$(252)	$(8)	$(33)

See Notes to Consolidated Financial Statements.

AXA EQUITABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(CONTINUED)

	2019	2018	2017
	(in millions)

Cash flows of disposed subsidiary:
Net cash provided by (used in) operating activities	$—	$1,137	$715
Net cash provided by (used in) investing activities	—	(102)	(297)
Net cash provided by (used in) financing activities	—	(1,360)	(437)
Effect of exchange rate changes on cash and cash equivalents	—	(12)	22

Non-cash transactions:
Continuing operations
(Settlement) issuance of long-term debt	$—	$(202)	$202

Transfer of assets to reinsurer	$—	$(604)	$—

Repayments of loans from affiliates	$—	$300	$—

Disposal of subsidiary
Assets disposed	$—	$9,156	$—
Liabilities disposed	—	4,914	—

Net assets disposed	—	4,242	—
Cash disposed	—	672	—

Net non-cash disposed	$—	$3,570	$—

(1)

Net income (loss) includes $0, $564 million and $533 million in 2019, 2018 and 2017, respectively, of the discontinued operations that are not included in Net income (loss) in the Consolidated Statements of Income (Loss).

See Notes to Consolidated Financial Statements.

AXA EQUITABLE LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	ORGANIZATION

Consolidation

AXA Equitable Life Insurance Company’s (“Equitable Life” and, collectively with its consolidated subsidiaries, the “Company”) primary business is providing variable annuity, life insurance and employee benefit products to both individuals and businesses. The Company is an indirect, wholly-owned subsidiary of Equitable Holdings, Inc. (“Holdings”). Prior to the closing of the initial public offering of shares of Holdings’ common stock on May 14, 2018 (the “IPO”), Holdings was a wholly-owned subsidiary of AXA S.A. (“AXA”), a French holding company for the AXA Group, a worldwide leader in life, property and casualty, and health insurance and asset management. As of December 31, 2019, AXA owns less than 10% of the outstanding common stock of Holdings.

In March 2018, AXA contributed its 0.5% minority interest in AXA Financial, Inc. (“AXA Financial”) to Holdings, increasing Holdings’ ownership of AXA Financial to 100%. On October 1, 2018, AXA Financial merged with and into its direct parent, Holdings, with Holdings continuing as the surviving entity (the “AXA Financial Merger”). As a result of the AXA Financial Merger, Holdings assumed all of AXA Financial’s liabilities, including two assumption agreements under which it legally assumed primary liability for certain employee benefit plans of Equitable Life and various guarantees for its subsidiaries.

Discontinued Operations

In the fourth quarter of 2018, the Company transferred its economic interest in the business of AllianceBernstein Holding L.P. (“AB Holding”), AllianceBernstein L.P. (“ABLP”) AllianceBernstein Corporation and their subsidiaries (collectively, “AB”) to a newly created wholly-owned subsidiary of Holdings (the “AB Business Transfer”). The results of AB are reflected in the Company’s consolidated financial statements as a discontinued operation and, therefore, are presented as Assets of disposed subsidiary, Liabilities of disposed subsidiary on the consolidated balance sheets and Net income (loss) from discontinued operations, net of taxes, on the consolidated statements of income (loss). Intercompany transactions between the Company and AB prior to the AB Business Transfer have been eliminated. Ongoing service transactions will be reported as related party transactions going forward. See Note 19 for information on discontinued operations and transactions with AB.

As a result of the AB Business Transfer, we have reassessed the Company’s segment structure and concluded that the Company operates as a single reportable segment as information on a more segmented basis is not evaluated by the Chief Operating Decision Maker and as such there is only a single reporting segment.

2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

The accompanying consolidated financial statements present the consolidated results of operations, financial condition and cash flows of the Company and its subsidiaries and those investment companies, partnerships and joint ventures in which the Company has control and a majority economic interest as well as those variable interest entities (“VIEs”) that meet the requirements for consolidation.

Financial results in the historical consolidated financial statements may not be indicative of the results of operations, comprehensive income (loss), financial position, equity or cash flows that would have been achieved had we operated as a separate, standalone entity during the reporting periods presented. We believe that the consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations of the Company.

All significant intercompany transactions and balances have been eliminated in consolidation. The years “2019”, “2018” and “2017” refer to the years ended December 31, 2019, 2018 and 2017, respectively.

Adoption of New Accounting Pronouncements

Description	Effect on the Financial Statement or Other Significant Matters
ASU 2016-02: Leases (Topic 842)
This ASU contains revised guidance to lease accounting that requires lessees to recognize on the balance sheet a “right-of-use” asset and a lease liability for virtually all lease arrangements, including those embedded in other contracts. Lessor accounting remains substantially unchanged from the current model but has been updated to align with certain changes made to the lessee model.	On January 1, 2019, the Company adopted the new leases standard using the simplified modified retrospective transition method, as of the adoption date. Prior comparable periods were not adjusted or presented under this method. We applied several practical expedients offered by ASC 842 upon adoption of this standard. These included continuing to account for existing leases based on judgment made under legacy U.S. GAAP as it relates to determining classification of leases, unamortized initial direct costs and whether contracts are leases or contain leases. We also used the practical expedient to use hindsight in determining lease terms (using knowledge and expectations as of the standard’s adoption date instead of the previous assumptions under legacy U.S. GAAP) and evaluated impairment of our right-of-use (“RoU”) assets in the transition period (using most up-to-date information.) Adoption of this standard resulted in the recognition, as of January 1, 2019, of additional RoU operating lease assets of $347 million reported in Other assets and operating lease liabilities of $439 million reported in Other liabilities in accompanying consolidated balance sheets. The operating RoU assets recognized as of January 1, 2019 are net of deferred rent of $58 million and liabilities associated with previously recognized impairments of $34 million. See Note 10 for additional information.
ASU 2017-08: Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20)
This ASU requires certain premiums on callable debt securities to be amortized to the earliest call date and is intended to better align interest income recognition with the manner in which market participants price these instruments.	On January 1, 2019, the Company adopted the new guidance on accounting for certain premiums on callable debt securities. As the Company’s existing accounting practices aligned with the guidance in the ASU, adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.
ASU 2017-12: Derivatives and Hedging (Topic 815), as clarified and amended by ASU 2019-04: Codification Improvements to Topic 326, Financial Instruments — Credit Losses; Topic 815, Derivatives and Hedging; and Topic 825, Financial Instruments
The amendments in these ASUs better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results.	On January 1, 2019, the Company adopted the new hedging guidance. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Future Adoption of New Accounting Pronouncements

Description	Effective Date and Method of Adoption	Effect on the Financial Statement or Other Significant Matters
ASU 2016-13: Financial Instruments — Credit Losses (Topic 326), as clarified and amended by ASU 2018-19: Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04: Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments and ASU 2019-05: Financial Instruments — Credit Losses (Topic 326) Targeted Transition Relief, ASU 2019-11: Codification Improvements to Topic 326, Financial Instruments-Credit Losses

ASU 2016-13 contains new guidance which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. ASU 2019-05 provides entities that have instruments within the scope of Subtopic 326-20 an option to irrevocably elect the fair value option on an instrument-by instrument basis upon adoption of Topic 326.

ASU 2018-19, ASU 2019-04 and ASU 2019-11, clarified the codification guidance and did not materially change the standard.

	Effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. These amendments should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective.	The Company will implement its updated expected credit loss models, processes and controls related to the identified financial assets that fall within the scope of the new standard as of the date of adoption, January 1, 2020. Management currently anticipates that the standard will have the most impact to its commercial and agricultural mortgage loan portfolios. Based on current economic conditions, the structure and size of the Company’s loan portfolio and other assets impacted by the standard as of December 31, 2019, the Company expects application of the current expected credit loss requirements will result in an immaterial reduction to retained earnings as of the date of adoption.

Description	Effective Date and Method of Adoption	Effect on the Financial Statement or Other Significant Matters
ASU 2018-12: Financial Services — Insurance (Topic 944); ASU 2019-09: Financial Services — Insurance (Topic 944): Effective Date

This ASU provides targeted improvements to existing recognition, measurement, presentation, and disclosure requirements for long-duration contracts issued by an insurance entity. The ASU primarily impacts four key areas, including:

Measurement of the liability for future policy benefits for traditional and limited payment contracts. The ASU requires companies to review, and if necessary, update, cash flow assumptions at least annually for non-participating traditional and limited-payment insurance contracts. Interest rates used to discount the liability will need to be updated quarterly using an upper medium grade (low credit risk) fixed-income instrument yield.

Measurement of market risk benefits (“MRBs”). MRBs, as defined under the ASU, will encompass certain GMxB features associated with variable annuity products and other general account annuities with other than nominal market risk. The ASU requires MRBs to be measured at fair value with changes in value attributable to changes in instrument-specific credit risk recognized in OCI.

Amortization of deferred policy acquisition costs. The ASU simplifies the amortization of deferred policy acquisition costs and other balances amortized in proportion to premiums, gross profits, or gross margins, requiring such balances to be amortized on a constant level basis over the expected term of the contracts. Deferred costs will be required to be written off for unexpected contract terminations but will not be subject to impairment testing.

Expanded footnote disclosures. The ASU requires additional disclosures including disaggregated rollforwards of beginning to ending balances of the liability for future policy benefits, policyholder account balances, MRBs, Separate Account liabilities and deferred policy acquisition costs. Companies will also be required to disclose information about significant inputs, judgements, assumptions and methods used in measurement.

In November 2019, ASU 2019-09 was issued which modified ASU 2018-12 to be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted.

For the liability for future policyholder benefits for traditional and limited payment contracts, companies can elect one of two adoption methods. Companies can either elect a modified retrospective transition method applied to contracts in force as of the beginning of the earliest period presented on the basis of their existing carrying amounts, adjusted for the removal of any related amounts in AOCI or a full retrospective transition method using actual historical experience information as of contract inception. The same adoption method must be used for deferred policy acquisition costs.

For MRBs, the ASU should be applied retrospectively as of the beginning of the earliest period presented.

For deferred policy acquisition costs,

companies can elect one of two adoption methods. Companies can either elect a modified retrospective transition method applied to contracts in force as of the beginning of the earliest period presented on the basis of their existing carrying amounts, adjusted for the removal of any related amounts in AOCI or a full retrospective transition method using actual historical experience information as of contract inception. The same adoption method must be used for the liability for future policyholder benefits for traditional and limited payment contracts.

The Company is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements, however the adoption of the ASU is expected to have a significant impact on the Company’s consolidated financial condition, results of operations, cash flows and required disclosures, as well as processes and controls.

Description	Effective Date and Method of Adoption	Effect on the Financial Statement or Other Significant Matters
ASU 2018-13: Fair Value Measurement (Topic 820)
This ASU improves the effectiveness of fair value disclosures in the notes to financial statements. Amendments in this ASU modify disclosure requirements in Topic 820, including the removal, modification and addition to existing disclosure requirements.	Effective for fiscal years beginning after December 15, 2019. Early adoption is permitted, with the option to early adopt amendments to remove or modify disclosures, with full adoption of additional disclosure requirements delayed until the stated effective date. Amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively. All other amendments should be applied retrospectively.	The Company elected to early adopt during 2019 the removed disclosures relating to transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and valuation processes for Level 3 fair value measurements. The Company will delay adoption of the additional disclosures until their effective date on January 1, 2020.
ASU 2018-17: Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities
This ASU provides guidance requiring that indirect interests held through related parties in common control arrangements be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests.	Effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. All entities are required to apply the amendments in this update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented.	The Company will adopt this new standard effective for January 1, 2020. Management does not expect the adoption of this standard to materially impact the Company’s financial position or results of operations.
ASU 2019-12: Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes
This ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, as well as clarifying and amending existing guidance.	Effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted.	The Company is currently evaluating the impact adopting the guidance will have on the company’s consolidated financial statements, however the adoption is not expected to materially impact the Company’s financial position, results of operations, or cash flows.

Investments

The carrying values of fixed maturities classified as available-for-sale (“AFS”) are reported at fair value. Changes in fair value are reported in other comprehensive income (“OCI”). The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary which are recognized in Investment gains (losses), net. The redeemable preferred stock investments that are reported in fixed maturities include real estate investment trusts (“REIT”), perpetual preferred stock and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

The Company determines the fair values of fixed maturities and equity securities based upon quoted prices in active markets, when available, or through the use of alternative approaches when market quotes are not readily accessible or available. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment.

The Company’s management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews AFS securities with unrealized losses for other-than-temporary impairments (“OTTI”). Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company’s Investments Under Surveillance (“IUS”) Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity and continued viability of the issuer.

If there is no intent to sell or likely requirement to dispose of the fixed maturity security before its recovery, only the credit loss component of any resulting OTTI is recognized in income (loss) and the remainder of the fair value loss is recognized in OCI. The amount of credit loss is the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security. The present value is calculated by discounting management’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security at the date of acquisition. Projections of future cash flows are based on assumptions regarding probability of default and estimates regarding the amount and timing of recoveries. These assumptions and estimates require use of management judgment and consider internal credit analyses as well as market observable data relevant to the collectability of the security. For mortgage and asset-backed securities, projected future cash flows also include assumptions regarding prepayments and underlying collateral value.

Real estate held for the production of income is stated at depreciated cost less valuation allowances. Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

Policy loans represent funds loaned to policyholders up to the cash surrender value of the associated insurance policies and are carried at the unpaid principal balances due to the Company from the policyholders. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned. Policy loans are fully collateralized by the cash surrender value of the associated insurance policies.

Partnerships, investment companies and joint venture interests that the Company has control of and has an economic interest in or those that meet the requirements for consolidation under accounting guidance for consolidation of VIEs are consolidated. Those that the Company does not have control of and does not have a majority economic interest in and those that do not meet the VIE requirements for consolidation are reported on the equity method of accounting and are reported in other equity investments. The Company records its interests in certain of these partnerships on a one month or one-quarter lag.

Trading securities, which include equity securities and fixed maturities, are carried at fair value based on quoted market prices, with realized and unrealized gains (losses) reported in net investment income (loss) in the consolidated statements of income (loss).

Corporate owned life insurance (“COLI”) has been purchased by the Company and certain subsidiaries on the lives of certain key employees and the Company and these subsidiaries are named as beneficiaries under these policies. COLI is carried at the cash surrender value of the policies. At December 31, 2019 and 2018, the carrying value of COLI was $942 million and $873 million, respectively, and is reported in Other invested assets in the consolidated balance sheets.

Cash and cash equivalents includes cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the recorded value is deemed to approximate fair value.

All securities owned, including U.S. government and agency securities, mortgage-backed securities, futures and forwards transactions, are reported in the consolidated financial statements on a trade-date basis.

Derivatives

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models. Derivative financial instruments generally used by the Company include equity, currency, and interest rate futures, total return and/or other equity swaps, interest rate swaps and floors, swaptions, variance swaps and equity options, all of which may be exchange-traded or contracted in the over-the-counter market. All derivative positions are carried in the consolidated balance sheets at fair value, generally by obtaining quoted market prices or through the use of valuation models.

Freestanding derivative contracts are reported in the consolidated balance sheets either as assets within Other invested assets or as liabilities within Other liabilities. The Company nets the fair value of all derivative financial instruments with counterparties for which an International Swaps and Derivatives Association Master Agreement (“ISDA Master Agreement”) and related Credit Support Annex (“CSA”) have been executed. The Company uses derivatives to manage asset/liability risk and has designated some of those economic relationships under the criteria to qualify for hedge accounting treatment. All changes in the fair value of the Company’s freestanding derivative positions not designated to hedge accounting relationships, including net receipts and payments, are included in Net derivative gains (losses) without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments and other contracts that contain “embedded” derivative instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are “clearly and closely related” to the economic characteristics of the remaining component of the “host contract” and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When those criteria are satisfied, the resulting embedded derivative is bifurcated from the host contract, carried in the consolidated balance sheets at fair value, and changes in its fair value are recognized immediately and captioned in the consolidated statements of income (loss) according to the nature of the related host contract. For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company instead may elect to carry the entire instrument at fair value.

Securities Repurchase and Reverse Repurchase Agreements

Securities repurchase and reverse repurchase transactions involve the temporary exchange of securities for cash or other collateral of equivalent value, with agreement to redeliver a like quantity of the same or similar securities at a future date prior to maturity at a fixed and determinable price. Transfers of securities under these agreements to repurchase or resell are evaluated by the Company to determine whether they satisfy the criteria for accounting treatment as secured borrowing or lending arrangements. Agreements not meeting the criteria would require recognition of the transferred securities as sales or purchases with related forward repurchase or resale commitments. All of the Company’s securities repurchase transactions are accounted for as collateralized borrowings with the related obligations distinctly captioned in the consolidated balance sheets. Earnings from investing activities related to the cash received under the Company’s securities repurchase arrangements are reported in the consolidated statements of income (loss) as Net investment income and the associated borrowing cost is reported as Interest expense. The Company has not actively engaged in securities reverse repurchase transactions.

Commercial and Agricultural Mortgage Loans on Real Estate

Mortgage loans are stated at unpaid principal balances, net of unamortized discounts, premiums and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan’s original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

For commercial and agricultural mortgage loans, an allowance for credit loss is typically recommended when management believes it is probable that principal and interest will not be collected according to the contractual terms. Factors that influence management’s judgment in determining allowance for credit losses include the following:

•

Loan-to-value ratio — Derived from current loan balance divided by the fair market value of the property. An allowance for credit loss is typically recommended when the loan-to-value ratio is in excess of 100%. In the case where the loan-to-value is in excess of 100%, the allowance for credit loss is derived by taking the difference between the fair market value (less cost of sale) and the current loan balance.

•	Debt service coverage ratio — Derived from actual operating earnings divided by annual debt service. If the ratio is below 1.0x, then the income from the property does not support the debt.

•	Occupancy — Criteria varies by property type but low or below market occupancy is an indicator of sub-par property performance.

•

Lease expirations — The percentage of leases expiring in the upcoming 12 to 36 months are monitored as a decline in rent and/or occupancy may negatively impact the debt service coverage ratio. In the case of single-tenant properties or properties with large tenant exposure, the lease expiration is a material risk factor.

•

Maturity — Mortgage loans that are not fully amortizing and have upcoming maturities within the next 12 to 24 months are monitored in conjunction with the capital markets to determine the borrower’s ability to refinance the debt and/or pay off the balloon balance.

•	Borrower/tenant related issues — Financial concerns, potential bankruptcy or words or actions that indicate imminent default or abandonment of property.

•	Payment status (current vs. delinquent) — A history of delinquent payments may be a cause for concern.

•	Property condition — Significant deferred maintenance observed during the lenders annual site inspections.

•	Other — Any other factors such as current economic conditions may call into question the performance of the loan.

Mortgage loans also are individually evaluated quarterly by the Company’s IUS Committee for impairment, including an assessment of related collateral value. Commercial mortgages 60 days or more past due and agricultural mortgages 90 days or more past due, as well as all mortgages in the process of foreclosure, are identified as problem mortgages. Based on its monthly monitoring of mortgages, a class of potential problem mortgages are also identified, consisting of mortgage loans not currently classified as problem mortgages but for which management has doubts as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing mortgage loan as a potential problem involves significant subjective judgments by management as to likely future industry conditions and developments with respect to the borrower or the individual mortgaged property.

For problem mortgage loans, a valuation allowance is established to provide for the risk of credit losses inherent in the lending process. The allowance includes loan specific reserves for mortgage loans determined to be non-performing as a result of the loan review process. A non-performing loan is defined as a loan for which it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The loan-specific portion of the loss allowance is based on the Company’s assessment as to ultimate collectability of loan principal and interest. Valuation allowances for a non-performing loan are recorded based on the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the fair value of the collateral if the loan is collateral dependent. The valuation allowance for mortgage loans can increase or decrease from period to period based on such factors.

Impaired mortgage loans without provision for losses are mortgage loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on mortgage loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on mortgage loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as Investment gains (losses), net.

Mortgage loans are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans are classified as nonaccrual mortgage loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan has been restructured to where the collection of interest is considered likely.

Net Investment Income (Loss), Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)

Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in Investment gains (losses), net.

Realized and unrealized holding gains (losses) on trading and equity securities are reflected in Net investment income (loss).

Unrealized investment gains (losses) on fixed maturities designated as AFS held by the Company are accounted for as a separate component of AOCI, net of related deferred income taxes, as are amounts attributable to certain pension operations, Closed Block’s policyholders’ dividend obligation, insurance liability loss recognition, DAC related to UL policies, investment-type products and participating traditional life policies.

Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities classified as AFS and do not reflect any change in fair value of policyholders’ account balances and future policy benefits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 7 for additional information regarding determining the fair value of financial instruments.

Recognition of Insurance Income and Related Expenses

Deposits related to universal life (“UL”) and investment-type contracts are reported as deposits to policyholders’ account balances. Revenues from these contracts consist of fees assessed during the period against policyholders’ account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders’ account balances.

Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized in income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of DAC.

For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

DAC

Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, reflecting incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts including commissions, underwriting, agency and policy issue expenses, are deferred. In each reporting period, DAC amortization, net of the accrual of imputed interest on DAC balances, is recorded to Amortization of deferred policy acquisition costs. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. The determination of DAC, including amortization and recoverability estimates, is based on models that involve numerous assumptions and subjective judgments, including those regarding policyholder behavior, surrender and withdrawal rates, mortality experience, and other inputs including financial market volatility and market rates of return.

After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings.

Amortization Policy

In accordance with the guidance for the accounting and reporting by insurance enterprises for certain long-duration contracts and participating contracts and for realized gains and losses from the sale of investments, current and expected future profit margins for products covered by this guidance are examined regularly in determining the amortization of DAC.

DAC associated with certain variable annuity products is amortized based on estimated assessments, with DAC on the remainder of variable annuities, UL and investment-type products amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Accounts fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, embedded derivatives and changes in the reserve of products that have indexed features such as SCS IUL and MSO, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract life, DAC is amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in earnings (loss) in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date.

A significant assumption in the amortization of DAC on variable annuities and, to a lesser extent, on variable and interest-sensitive life insurance relates to projected future Separate Account performance. Management sets estimated future gross profit or assessment assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a Reversion to the Mean (“RTM”) approach, a commonly used industry practice. This future return approach influences the projection of fees earned, as well as other sources of estimated gross profits. Returns that are higher than expectations for a given period produce higher than expected account balances, increase the fees earned resulting in higher expected future gross profits and lower DAC amortization for the period. The opposite occurs when returns are lower than expected.

In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance. Management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2019, the average gross short-term and long-term annual return estimate on variable and interest-sensitive life insurance and variable annuities was 7.0% (4.7% net of product weighted average Separate Accounts fees), and the gross maximum and minimum short-term annual rate of return limitations were 15.0% (12.7% net of product weighted average Separate Accounts fees) and 0.0% (2.3% net of product weighted average Separate Accounts fees), respectively. The maximum duration over which these rate limitations may be applied is five years. This approach will continue to be applied in future periods. These assumptions of long-term growth are subject to assessment of the reasonableness of resulting estimates of future return assumptions.

In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated periodically to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization.

Other significant assumptions underlying gross profit estimates for UL and investment type products relate to contract persistency and General Account investment spread.

For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2019, the average rate of assumed investment yields, excluding policy loans, for the Company was 4.6% grading to 4.3% over six years. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date. Many of the factors that affect gross margins are included in the determination of the Company’s dividends to these policyholders. DAC adjustments related to participating traditional life policies do not create significant volatility in results of operations as the Closed Block recognizes a cumulative policyholder dividend obligation expense in “Policyholders’ dividends,” for the excess of actual cumulative earnings over expected cumulative earnings as determined at the time of demutualization.

DAC associated with non-participating traditional life policies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in income (loss) in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy. DAC related to these policies are subject to recoverability testing as part of the Company’s premium deficiency testing. If a premium deficiency exists, DAC are reduced by the amount of the deficiency or to zero through a charge to current period earnings (loss). If the deficiency exceeds the DAC balance, the reserve for future policy benefits is increased by the excess, reflected in earnings (loss) in the period such deficiency occurs.

For some products, policyholders can elect to modify product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. These transactions are known as internal replacements. If such modification substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

Reinsurance

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company’s obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as Premiums ceded (assumed); and Amounts due from reinsurers (Amounts due to reinsurers) are established.

Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

Premiums, Policy charges and fee income and Policyholders’ benefits include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in GMIB reinsurance contract asset, at fair value with changes in estimated fair value reported in Net derivative gains (losses).

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

For reinsurance contracts other than those accounted for as derivatives, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

Policyholder Bonus Interest Credits

Policyholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates for a period of time. The interest crediting expense associated with these policyholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets in the consolidated balance sheets and amortization is included in Interest credited to policyholders’ account balances in the consolidated statements of income (loss).

Policyholders’ Account Balances and Future Policy Benefits

Policyholders’ account balances relate to contracts or contract features where the Company has no significant insurance risk. This liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date.

For participating traditional life insurance policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial insurance assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company’s experience that, together with interest and expense assumptions, includes a margin for adverse deviation. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated policyholders’ fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4.5% to 6.3% (weighted average of 5.0%) for approximately 99.2% of life insurance liabilities and from 1.5% to 5.5% (weighted average of 4.1%) for annuity liabilities.

Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income (“DI”) reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings.

Obligations arising from funding agreements are also reported in Policyholders’ account balances in the consolidated balance sheets. As a member of the Federal Home Loan Bank of New York (“FHLBNY”), the Company has access to collateralized borrowings. The Company may also issue funding agreements to the FHLBNY. Both the collateralized borrowings and funding agreements would require the Company to pledge qualified mortgage-backed assets and/or government securities as collateral.

The Company has issued and continues to offer certain variable annuity products with guaranteed minimum death benefits (“GMDB”) and/or contain a guaranteed minimum living benefit (“GMLB,” and together with GMDB, the “GMxB features”) which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit (“GMIB”) base. The Company previously issued certain variable annuity products with and guaranteed income benefit (“GIB”) features, guaranteed withdrawal benefit for life (“GWBL”), guaranteed minimum withdrawal benefit (“GMWB”) and guaranteed minimum accumulation benefit (“GMAB”) features. The Company has also assumed reinsurance for products with GMxB features.

Reserves for products that have GMIB features, but do not have no-lapse guarantee features, and products with GMDB features are determined by estimating the expected value of death or income benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated life based on expected assessments (i.e., benefit ratio). These reserves are recorded within Future policy benefits and other policyholders’ liabilities. The determination of this estimated liability is based on models that involve numerous assumptions and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender and withdrawal rates, mortality experience, and, for contracts with the GMIB feature, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a RTM approach, consistent with that used for DAC amortization. There can be no assurance that actual experience will be consistent with management’s estimates.

Products that have a GMIB feature with a no-lapse guarantee rider (“GMIBNLG”), GIB, GWBL, GMWB and GMAB features and the assumed products with GMIB features (collectively “GMxB derivative features”) are considered either freestanding or embedded derivatives and discussed below under (“Embedded and Freestanding Insurance Derivatives”).

After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings. Premium deficiency reserves are recorded for the group single premium annuity business, certain interest-sensitive life contracts, structured settlements, individual disability income and major medical. Additionally, in certain instances the policyholder liability for a particular line of business may not be deficient in the aggregate to trigger loss recognition, but the pattern of earnings may be such that profits are expected to be recognized in earlier years followed by losses in later years.

This pattern of profits followed by losses is exhibited in our variable interest-sensitive life (“VISL”) business and is generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges. We accrue for these Profits Followed by Losses (“PFBL”) using a dynamic approach that changes over time as the projection of future losses change.

Policyholders’ Dividends

The amount of policyholders’ dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by the board of directors of the issuing insurance company. The aggregate amount of policyholders’ dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

Embedded and Freestanding Insurance Derivatives

Reserves for products considered either embedded or freestanding derivatives are measured at estimated fair value separately from the host variable annuity product, with changes in estimated fair value reported in Net derivative gains (losses). The estimated fair values of these derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees attributable to the guarantee. The projections of future benefits and future fees require capital markets and actuarial assumptions, including expectations concerning policyholder behavior. A risk-neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk-free rates.

Additionally, the Company cedes and assumes reinsurance of products with GMxB features, which are considered either an embedded or freestanding derivative and measured at fair value. The GMxB reinsurance contract asset and liabilities’ fair values reflect the present value of reinsurance premiums and recoveries and risk margins over a range of market-consistent economic scenarios.

Changes in the fair value of embedded and freestanding derivatives are reported in Net derivative gains (losses). Embedded derivatives in direct and assumed reinsurance contracts are reported in Future policyholders’ benefits and other policyholders’ liabilities and embedded derivatives in ceded reinsurance contracts are reported in the GMIB reinsurance contract asset, at fair value in the consolidated balance sheets.

Embedded derivatives fair values are determined based on the present value of projected future benefits minus the present value of projected future fees. At policy inception, a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits is attributed to the embedded derivative. The percentage of fees included in the fair value measurement is locked-in at inception. Fees above those amounts represent “excess” fees and are reported in Policy charges and fee income.

Separate Accounts

Generally, Separate Accounts established under New York State and Arizona State Insurance Law are not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed separate accounts liabilities. Assets and liabilities of the Separate Account represent the net deposits and accumulated net investment earnings (loss) less fees, held primarily for the benefit of policyholders, and for which the Company does not bear the investment risk. Separate Accounts assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in Separate Accounts are reported at quoted market values or, where quoted values are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security’s duration, also taking into consideration issuer-specific credit quality and liquidity. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to policyholders of such Separate Accounts are offset within the same line in the consolidated statements of income (loss). For 2019, 2018 and 2017, investment results of such Separate Accounts were gains (losses) of $22.9 billion, and $(7.2) billion and $16.7 billion, respectively.

Deposits to Separate Accounts are reported as increases in Separate Accounts assets and liabilities and are not reported in revenues or expenses. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

The Company reports the General Account’s interests in Separate Accounts as Other trading in the consolidated balance sheets.

Broker-Dealer Revenues, Receivables and Payables

Certain of the Company’s subsidiaries provide investment management, brokerage and distribution services for affiliates and third parties. Third-party revenues earned from these services are reported in Other income in the Company’s consolidated statement of income (loss).

Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the consolidated financial statements.

Internal-use Software

Capitalized internal-use software, included in Other assets in the consolidated balance sheets, is amortized on a straight-line basis over the estimated useful life of the software that ranges between three and five years. Capitalized amounts are periodically tested for impairment in accordance with the guidance on impairment of long-lived assets. An immediate charge to earnings is recognized if capitalized software costs no longer are deemed to be recoverable. In addition, service potential is periodically reassessed to determine whether facts and circumstances have compressed the software’s useful life such that acceleration of amortization over a shorter period than initially determined would be required.

Capitalized internal-use software, net of accumulated amortization, amounted to $126 million and $115 million at December 31, 2019 and 2018, respectively, and is recorded in Other assets in the Consolidated balance sheets. Amortization of capitalized internal-use software in 2019, 2018 and 2017 was $36 million, $35 million and $37 million, respectively, recorded in other Operating costs and expenses in the consolidated statements of income (loss).

Long-term Debt

Liabilities for long-term debt are primarily carried at an amount equal to unpaid principal balance, net of unamortized discount or premium and debt issue costs. Original-issue discount or premium and debt-issue costs are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the interest method of amortization. Interest expense is generally presented within Interest expense in the consolidated statements of income (loss).

Income Taxes

The Company files as part of a consolidated Federal income tax return. The Company provides for federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred tax assets will not be realized.

Under accounting for uncertainty in income taxes guidance, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the consolidated financial statements. Tax positions are then measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recognition of Investment Management and Service Fees and Related Expenses

Investment management, advisory and service fees

Reported as Investment management and service fees in the Company’s consolidated statements of income (loss) are investment management and administrative service fees earned by AXA Equitable Funds Management Group, LLC (“Equitable FMG”) as well as certain asset-based fees associated with insurance contracts.

Equitable FMG provides investment management and administrative services, such as fund accounting and compliance services, to AXA Premier VIP Trust (“Equitable Premier VIP Trust”), EQ Advisors Trust (“EQAT”) and 1290 Funds as well as two private investment trusts established in the Cayman Islands, AXA Allocation Funds Trust and AXA Offshore Multimanager Funds Trust (collectively, the “Other AXA Trusts”). The contracts supporting these revenue streams create a distinct, separately identifiable performance obligation for each day the assets are managed for the performance of a series of services that are substantially the same and have the same pattern of transfer to the customer. Accordingly, these investment management, advisory, and administrative service base fees are recorded over time as services are performed and entitle the Company to variable consideration. Base fees, generally calculated as a percentage of assets under management (“AUM”), are recognized as revenue at month-end when the transaction price no longer is variable and the value of the consideration is determined. These fees are not subject to claw back and there is minimal probability that a significant reversal of the revenue recorded will occur.

Sub-advisory and sub-administrative expenses associated with these services are calculated and recorded as the related services are performed in Other operating costs and expense in the consolidated statements of income (loss) as the Company is acting in a principal capacity in these transactions and, as such, reflects these revenues and expenses on a gross basis.

Distribution services

Revenues from distribution services include fees received as partial reimbursement of expenses incurred in connection with the sale of certain mutual funds and the 1290 Funds and for the distribution primarily of EQAT and Equitable Trust shares to Separate Accounts in connection with the sale of variable life and annuity contracts. The amount and timing of revenues recognized from performance of these distribution services often is dependent upon the contractual arrangements with the customer and the specific product sold as further described below.

Most open-end management investment companies, such as U.S. funds and the EQAT and Equitable Trusts and the 1290 Funds, have adopted a plan under Rule 12b-1 of the Investment Company Act that allows for certain share classes to pay out of assets, distribution and service fees for the distribution and sale of its shares (“12b-1 Fees”). These open-end management investment companies have such agreements with the Company, and the Company has selling and distribution agreements pursuant to which it pays sales commissions to the financial intermediaries that distribute the shares. These agreements may be terminated by either party upon notice (generally 30 days) and do not obligate the financial intermediary to sell any specific amount of shares.

The Company records 12b-1 fees monthly based upon a percentage of the net asset value (“NAV”) of the funds. At month-end, the variable consideration of the transaction price is no longer constrained as the NAV can be calculated and the value of consideration is determined. These services are separate and distinct from other asset management services as the customer can benefit from these services independently of other services. The Company accrues the corresponding 12b-1 fees paid to sub-distributors monthly as the expenses are incurred. The Company is acting in a principal capacity in these transactions; as such, these revenues and expenses are recorded on a gross basis in the consolidated statements of income (loss).

Other revenues

Also reported as Investment management and service fees in the Company’s consolidated statements of income (loss) are other revenues from contracts with customers, primarily consisting of mutual fund reimbursements and other brokerage income.

Other income

Revenues from contracts with customers reported as Other Income in the Company’s consolidated statements of income (loss) primarily consist of advisory account fees and brokerage commissions from the Company’s subsidiary broker-dealer operations and sales commissions from the Company’s general agent for the distribution of non-affiliate insurers’ life insurance and annuity products. These revenues are recognized at month-end when constraining factors, such as AUM and product mix, are resolved and the transaction pricing no longer is variable such that the value of consideration can be determined.

Discontinued Operations

The results of operations of a component of the Company that has been disposed of are reported in discontinued operations if certain criteria are met; such as if the disposal represents a strategic shift that has or will have a major effect on the Company’s operations and financial results. The results of AB for the year ended December 31, 2019, are reported in the Company’s consolidated statements of income (loss) as Net income (loss) from discontinued operations, net of taxes and noncontrolling interest. Intercompany transactions between the Company and AB prior to the disposal have been eliminated. See Note 19 for information on discontinued operations and transactions with AB.

Accounting and Consolidation of Variable Interest Entities (“VIEs”)

For all new investment products and entities developed by the Company (other than Collateralized Debt Obligations (“CDOs”)), the Company first determines whether the entity is a VIE, which involves determining an entity’s variability and variable interests, identifying the holders of the equity investment at risk and assessing the five characteristics of a VIE. Once an entity has been determined to be a VIE, the Company then identifies the primary beneficiary of the VIE. If the Company is deemed to be the primary beneficiary of the VIE, then the Company consolidates the entity.

Management of the Company reviews quarterly its investment management agreements and its investments in, and other financial arrangements with, certain entities that hold client assets under management (“AUM”) to determine the entities that the Company is required to consolidate under this guidance. These entities include certain mutual fund products, hedge funds, structured products, group trusts, collective investment trusts and limited partnerships.

The analysis performed to identify variable interests held, determine whether entities are VIEs or VOEs, and evaluate whether the Company has a controlling financial interest in such entities requires the exercise of judgment and is updated on a continuous basis as circumstances change or new entities are developed. The primary beneficiary evaluation generally is performed qualitatively based on all facts and circumstances, including consideration of economic interests in the VIE held directly and indirectly through related parties and entities under common control, as well as quantitatively, as appropriate.

At December 31, 2019 and 2018, respectively, the Company held approximately $1.1 billion and $1.1 billion of investment assets in the form of equity interests issued by non-corporate legal entities determined under the guidance to be VIEs, such as limited partnerships and limited liability companies, including hedge funds, private equity funds and real estate-related funds. As an equity investor, the Company is considered to have a variable interest in each of these VIEs as a result of its participation in the risks and/or rewards these funds were designed to create by their defined portfolio objectives and strategies. Primarily through qualitative assessment, including consideration of related party interests or other financial arrangements, if any, the Company was not identified as primary beneficiary of any of these VIEs, largely due to its inability to direct the activities that most significantly impact their economic performance. Consequently, the Company continues to reflect these equity interests in the consolidated balance sheets as Other equity investments and to apply the equity method of accounting for these positions. The net assets of these non-consolidated VIEs are $160.2 billion and $166.1 billion at December 31, 2019 and 2018, respectively. The Company’s maximum exposure to loss from its direct involvement with these VIEs is the carrying value of its investment of $1.1 billion and $1.1 billion and approximately $1.1 billion and $916 million of unfunded commitments at December 31, 2019 and 2018, respectively. The Company has no further economic interest in these VIEs in the form of guarantees, derivatives, credit enhancements or similar instruments and obligations.

Redeemable noncontrolling interests are presented in mezzanine equity and non-redeemable noncontrolling interests are presented within permanent equity.

At December 31, 2019 and 2018, the Company consolidated one real estate joint venture for which it was identified as the primary beneficiary under the VIE model. The consolidated entity is jointly owned by Equitable Life and AXA France and holds an investment in a real estate venture. Included in the Company’s consolidated balance sheets at December 31, 2019 and 2018 are total assets of $32 million and $36 million, respectively related to this VIE, primarily resulting from the consolidated presentation of Real estate held for production of income. In addition, Real estate held for production of income reflects $(5) million as related to one non-consolidated joint venture at December 31, 2019 and $16 million income as related to two non-consolidated joint ventures at December 31, 2018.

Assumption Updates and Model Changes

The Company conducts its annual review of its assumptions and models during the third quarter of each year. The annual review encompasses assumptions underlying the valuation of unearned revenue liabilities, embedded derivatives for our insurance business, liabilities for future policyholder benefits, DAC and deferred sales inducement assets (“DSI”). As a result of this review, some assumptions were updated, resulting in increases and decreases in the carrying values of these product liabilities and assets.

The net impact of assumption changes in the third quarter of 2019 decreased Policy charges and fee income by $11 million, increased Policyholders’ benefits by $886 million, increased Net derivative losses by $548 million, decreased Interest credited to policyholders’ account balances by $14 million and decreased the Amortization of DAC by $77 million. This resulted in a decrease in Income (loss) from operations, before income taxes of $1.4 billion and decreased Net income (loss) by $1.1 billion. There was no material impact from model changes during the third quarter of 2019 to our Income (loss) from continuing operations, before income taxes or Net income (loss).

The net impact of assumption changes in the third quarter of 2018 decreased Policy charges and fee income by $12 million, decreased Policyholders’ benefits by $684 million, increased Net derivative losses by $1.1 billion, and decreased the Amortization of DAC by $165 million. This resulted in a decrease in the third quarter of 2018 in Income (loss) from operations, before income taxes of $228 million and decreased Net income (loss) by approximately $187 million. There was no material impact from model changes during the third quarter of 2018 to our Income (loss) from continuing operations, before income taxes or Net income (loss).

The net impact of assumption changes in 2017 increased Policyholders’ benefits by $23 million, decreased the Amortization of DAC by $247 million, decreased Policy charges and fee income by $88 million, increased the fair value of our GMIB reinsurance asset by $1.5 billion and decreased the fair value of the GMIBNLG liability by $447 million. This resulted in an increase in Income (loss) from operations, before income taxes of $1.7 billion and increased Net income by approximately $1.1 billion.

3)	INVESTMENTS

Fixed Maturities

The following tables provide information relating to fixed maturities classified as available-for-sale (“AFS”).

Available-for-Sale Fixed Maturities by Classification

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	OTTI in AOCI(4)
	(in millions)
December 31, 2019:
Fixed Maturities:
Corporate(1)	$42,347	$2,178	$61	$44,464	$—
U.S. Treasury, government and agency	14,385	1,151	305	15,231	—
States and political subdivisions	584	68	3	649	—
Foreign governments	460	35	5	490	—
Residential mortgage-backed(2)	161	12	—	173	—
Asset-backed(3)	843	3	2	844	—
Redeemable preferred stock	498	18	5	511	—

Total at December 31, 2019	$59,278	$3,465	$381	$62,362	$—

December 31, 2018:
Fixed Maturities:
Corporate(1)	$26,690	$385	$699	$26,376	$—
U.S. Treasury, government and agency	13,646	143	454	13,335	—
States and political subdivisions	408	47	1	454	—
Foreign governments	515	17	13	519	—
Residential mortgage-backed(2)	193	9	—	202	—
Asset-backed(3)	600	1	11	590	2
Redeemable preferred stock	440	16	17	439	—

Total at December 31, 2018	$42,492	$618	$1,195	$41,915	$2

(1)	Corporate fixed maturities include both public and private issues.

(2)	Includes publicly traded agency pass-through securities and collateralized obligations.
(3)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.
(4)	Amounts represent OTTI losses in AOCI, which were not included in Net income (loss).

The contractual maturities of AFS fixed maturities at December 31, 2019 are shown in the table below. Bonds not due at a single maturity date have been included in the table in the final year of maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Contractual Maturities of Available-for-Sale Fixed Maturities

	Amortized Cost	Fair Value
	(in millions)
December 31, 2019:
Due in one year or less	$3,729	$3,745
Due in years two through five	13,266	13,663
Due in years six through ten	16,527	17,606
Due after ten years	24,254	25,820

Subtotal	57,776	60,834
Residential mortgage-backed securities	161	173
Asset-backed securities	843	844
Redeemable preferred stock	498	511

Total at December 31, 2019	$59,278	$62,362

The following table shows proceeds from sales, gross gains (losses) from sales for AFS fixed maturities for the years ended December 31, 2019, 2018 and 2017:

Proceeds and Gains (Losses) on Sales for Available-for-Sale Fixed Maturities

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Proceeds from sales	$8,702	$7,136	$7,232

Gross gains on sales	$229	$145	$98

Gross losses on sales	$(28)	$(103)	$211

Total OTTI	$—	$(37)	$(13)
Non-credit losses recognized in OCI	—	—	—

Credit losses recognized in net income (loss)	$—	$(37)	$(13)

The following table sets forth the amount of credit loss impairments on AFS fixed maturities held by the Company at the dates indicated and the corresponding changes in such amounts:

Available-for-Sale Fixed Maturities — Credit Loss Impairments

	Years Ended December 31,
	2019	2018
	(in millions)
Balance at January 1,	$(46)	$(10)
Previously recognized impairments on securities that matured, paid, prepaid or sold	31	1
Recognized impairments on securities impaired to fair value this period(1)	—	—
Impairments recognized this period on securities not previously impaired	—	(37)
Additional impairments this period on securities previously impaired	—	—
Increases due to passage of time on previously recorded credit losses	—	—
Accretion of previously recognized impairments due to increases in expected cash flows	—	—

Balance at December 31,	$(15)	$(46)

(1)

Represents circumstances where the Company determined in the current period that it intends to sell the security, or it is more likely than not that it will be required to sell the security before recovery of the security’s amortized cost.

Net unrealized investment gains (losses) on fixed maturities classified as AFS are included in the consolidated balance sheets as a component of AOCI.

Changes in net unrealized investment gains (losses) recognized in AOCI include reclassification adjustments to reflect amounts realized in Net income (loss) for the current period that had been part of OCI in earlier periods. The tables that follow below present a roll-forward of net unrealized investment gains (losses) recognized in AOCI:

Net Unrealized Gains (Losses) on Available-for-Sale Fixed Maturities

	Net Unrealized Gains (Losses) on Investments	DAC	Policyholders’ Liabilities	Deferred Income Tax Asset (Liability)	AOCI Gain (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in millions)
Balance, January 1, 2019	$(577)	$39	$(55)	$125	$(468)
Net investment gains (losses) arising during the period	3,872	—	—	—	3,872
Reclassification adjustment:
Included in Net income (loss)	(211)	—	—	—	(211)
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	(870)	—	—	(870)
Deferred income taxes	—	—	—	(558)	(558)
Policyholders’ liabilities	—	—	(137)	—	(137)

Net unrealized investment gains (losses) excluding OTTI losses	3,084	(831)	(192)	(433)	1,628
Net unrealized investment gains (losses) with OTTI losses	—	—	—	—	—

Balance, December 31, 2019	$3,084	$(831)	$(192)	$(433)	$1,628

	Net Unrealized Gains (Losses) on Investments	DAC	Policyholders’ Liabilities	Deferred Income Tax Asset (Liability)	AOCI Gain (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in millions)
Balance, January 1, 2018	$1,526	$(315)	$(232)	$(300)	$679
Net investment gains (losses) arising during the period	(2,098)	—	—	—	(2,098)
Reclassification adjustment:
Included in Net income (loss)	(5)	—	—	—	(5)
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	354	—	—	354
Deferred income taxes(2)	—	—	—	425	425
Policyholders’ liabilities	—	—	177	—	177

Net unrealized investment gains (losses) excluding OTTI losses	(577)	39	(55)	125	(468)
Net unrealized investment gains (losses) with OTTI losses	—	—	—	—	—

Balance, December 31, 2018	$(577)	$39	$(55)	$125	$(468)

(1)	Represents “transfers out” related to the portion of OTTI losses during the period that were not recognized in Net income (loss) for securities with no prior OTTI loss.
(2)	Includes a $86 million income tax benefit from the impact of adoption of ASU 2018-02.

The following tables disclose the fair values and gross unrealized losses of the 390 securities at December 31, 2019 and the 1,471 securities at December 31, 2018 that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the specified periods at the dates indicated:

Continuous Gross Unrealized Losses for Available-for-Sale Fixed Maturities

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)
December 31, 2019:
Fixed Maturities:
Corporate	$2,669	$41	$366	$20	$3,035	$61
U.S. Treasury, government and agency	4,245	305	2	—	4,247	305
States and political subdivisions	123	3	—	—	123	3
Foreign governments	11	—	47	5	58	5
Asset-backed	319	—	201	2	520	2
Redeemable preferred stock	29	—	49	5	78	5

Total	$7,396	$349	$665	$32	$8,061	$381

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)
December 31, 2018:
Fixed Maturities:
Corporate	$8,369	$306	$6,161	$393	$14,530	$699
U.S. Treasury, government and agency	2,636	68	3,154	386	5,790	454
States and political subdivisions	—	—	19	1	19	1
Foreign governments	109	3	76	10	185	13
Residential mortgage-backed	—	—	13	—	13	—
Asset-backed	558	11	6	—	564	11
Redeemable preferred stock	160	12	31	5	191	17

Total	$11,832	$400	$9,460	$795	$21,292	$1,195

The Company’s investments in fixed maturities do not include concentrations of credit risk of any single issuer greater than 10% of the consolidated equity of the Company, other than securities of the U.S. government, U.S. government agencies, and certain securities guaranteed by the U.S. government. The Company maintains a diversified portfolio of corporate securities across industries and issuers and does not have exposure to any single issuer in excess of 0.6% of total corporate securities. The largest exposures to a single issuer of corporate securities held at December 31, 2019 and 2018 were $279 million and $210 million, respectively, representing 2.4% and 1.7% of the consolidated equity of the Company.

Corporate high yield securities, consisting primarily of public high yield bonds, are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the National Association of Insurance Commissioners (“NAIC”) designation of 3 (medium investment grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2019 and 2018, respectively, approximately $1.4 billion and $1.2 billion, or 2.3% and 2.9%, of the $59.3 billion and $42.5 billion aggregate amortized cost of fixed maturities held by the Company were considered to be other than investment grade. These securities had gross unrealized losses of $21 million and $30 million at December 31, 2019 and 2018, respectively.

At December 31, 2019 and 2018, respectively, the $32 million and $795 million of gross unrealized losses of twelve months or more were concentrated in corporate and U.S. Treasury, government and agency securities. In accordance with the policy described in Note 2, the Company concluded that an adjustment to income for OTTI for these securities was not warranted at either December 31, 2019 or 2018. At December 31, 2019, the Company did not intend to sell the securities nor will it likely be required to dispose of the securities before the anticipated recovery of their remaining amortized cost basis.

At December 31, 2019 and 2018, respectively, the fair value of the Company’s trading account securities was $6.6 billion and $15.2 billion. At December 31, 2019 and 2018, respectively, trading account securities included the General Account’s investment in Separate Accounts, which had carrying values of $58 million and $48 million.

Mortgage Loans

The payment terms of mortgage loans may from time to time be restructured or modified.

At December 31, 2019 and 2018, the carrying values of problem commercial mortgage loans on real estate that had been classified as non-accrual loans were $0 million and $19 million, respectively.

Allowances for credit losses for commercial mortgage loans were $0 million and $7 million for the years ended December 31, 2019 and 2018, respectively. There were no allowances for credit losses for agricultural mortgage loans in 2019 and 2018.

The following tables provide information relating to the loan-to-value and debt service coverage ratios for commercial and agricultural mortgage loans at December 31, 2019 and 2018. The values used in these ratio calculations were developed as part of the periodic review of the commercial and agricultural mortgage loan portfolio, which includes an evaluation of the underlying collateral value.

Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio(2):	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)
December 31, 2019:
Commercial Mortgage Loans:
0% - 50%	$887	$38	$214	$24	$—	$—	$1,163
50% - 70%	4,097	1,195	1,118	795	242	—	7,447
70% - 90%	251	98	214	154	46	—	763
90% plus	—	—	—	—	—	—	—

Total Commercial Mortgage Loans	$5,235	$1,331	$1,546	$973	$288	$—	$9,373

Agricultural Mortgage Loans:
0% - 50%	$322	$104	$241	$545	$321	$50	$1,583
50% - 70%	82	87	236	426	251	33	1,115
70% - 90%	—	—	—	19	—	—	19
90% plus	—	—	—	—	—	—	—

Total Agricultural Mortgage Loans	$404	$191	$477	$990	$572	$83	$2,717

Total Mortgage Loans:
0% - 50%	$1,209	$142	$455	$569	$321	$50	$2,746
50% - 70%	4,179	1,282	1,354	1,221	493	33	8,562
70% - 90%	251	98	214	173	46	—	782
90% plus	—	—	—	—	—	—	—

Total Mortgage Loans	$5,639	$1,522	$2,023	$1,963	$860	$83	$12,090

December 31, 2018:
Commercial Mortgage Loans:
0% - 50%	$780	$21	$247	$24	$—	$—	$1,072
50% - 70%	4,908	656	1,146	325	151	—	7,186
70% - 90%	260	—	117	370	98	—	845
90% plus	—	—	—	27	—	—	27

Total Commercial Mortgage Loans	$5,948	$677	$1,510	$746	$249	$—	$9,130

Agricultural Mortgage Loans:
0% - 50%	$282	$147	$267	$543	$321	$51	$1,611
50% - 70%	112	46	246	379	224	31	1,038
70% - 90%	—	—	—	19	27	—	46
90% plus	—	—	—	—	—	—	—

Total Agricultural Mortgage Loans	$394	$193	$513	$941	$572	$82	$2,695

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio(2):	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)

Total Mortgage Loans:
0% - 50%	$1,062	$168	$514	$567	$321	$51	$2,683
50% - 70%	5,020	702	1,392	704	375	31	8,224
70% - 90%	260	—	117	389	125	—	891
90% plus	—	—	—	27	—	—	27

Total Mortgage Loans	$6,342	$870	$2,023	$1,687	$821	$82	$11,825

(1)	The debt service coverage ratio is calculated using the most recently reported operating income results from property operations divided by annual debt service.
(2)	The loan-to-value ratio is derived from current loan balance divided by the fair value of the property. The fair value of the underlying commercial properties is updated annually.

The following table provides information relating to the aging analysis of past due mortgage loans at December 31, 2019 and 2018, respectively:

Age Analysis of Past Due Mortgage Loans

	30-59 Days	60-89 Days	90 Days or More	Total	Current	Total Financing Receivables	Recorded Investment 90 Days or More and Accruing
	(in millions)
December 31, 2019:
Commercial	$—	$—	$—	$—	$9,373	$9,373	$—
Agricultural	57	1	66	124	2,593	2,717	66

Total Mortgage Loans	$57	$1	$66	$124	$11,966	$12,090	$66

December 31, 2018:
Commercial	$—	$—	$27	$27	$9,103	$9,130	$—
Agricultural	18	8	42	68	2,627	2,695	40

Total Mortgage Loans	$18	$8	$69	$95	$11,730	$11,825	$40

Net Investment Income (Loss)

The following table breaks out Net investment income (loss) by asset category:

	Years Ended December 31
	2019	2018	2017
	(in millions)

Fixed maturities	$1,902	$1,540	$1,365
Mortgage loans on real estate	540	494	453
Real estate held for the production of income	(2)	(6)	2
Other equity investments	74	123	169
Policy loans	198	201	205
Trading securities	712	128	258
Other investment income	18	69	54

Gross investment income (loss)	3,442	2,549	2,506
Investment expenses	(144)	(71)	(65)

Net investment income (loss)	$3,298	$2,478	$2,441

Net unrealized and realized gains (losses) on trading account equity securities are included in Net investment income (loss) in the Consolidated Statements of Income (Loss). The table below shows a breakdown of Net investment income (loss) from trading account securities during the years ended December 31, 2019, 2018 and 2017:

Net Investment Income (Loss) from Trading Securities

	Years Ended December 31,
	2019	2018	2017
	(in millions)

Net investment gains (losses) recognized during the period on securities held at the end of the period	$422	$(174)	$63
Net investment gains (losses) recognized on securities sold during the period	7	(24)	(19)

Unrealized and realized gains (losses) on trading securities	429	(198)	44
Interest and dividend income from trading securities	283	326	214

Net investment income (loss) from trading securities	$712	$128	$258

Investment Gains (Losses), Net

Investment gains (losses), net including changes in the valuation allowances and OTTI are as follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)

Fixed maturities	$203	$6	$(130)
Mortgage loans on real estate	(1)	—	2
Real estate held for the production of income	3	—	—
Other equity investments	—	—	3
Other	1	(2)	—

Investment gains (losses), net	$206	$4	$(125)

For the years ended December 31, 2019, 2018 and 2017, respectively, investment results passed through to certain participating group annuity contracts as Interest credited to policyholders’ account balances totaled $2 million, $3 million and $3 million.

4)	DERIVATIVES

The Company uses derivatives as part of its overall asset/liability risk management primarily to reduce exposures to equity market and interest rate risks. Derivative hedging strategies are designed to reduce these risks from an economic perspective and are all executed within the framework of a “Derivative Use Plan” approved by applicable states’ insurance law. Derivatives are generally not accounted for using hedge accounting, with the exception of Treasury Inflation-Protected Securities (“TIPS”), which is discussed further below. Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, fund performance, market volatility and interest rates. A wide range of derivative contracts are used in these hedging programs, including exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, bond and bond-index total return swaps, swaptions, variance swaps and equity options, credit and foreign exchange derivatives, as well as bond and repo transactions to support the hedging. The Company bought interest rate swaptions during the second quarter of 2019 to reduce the impact of unfavorable changes in interest rates. The derivative contracts are collectively managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits’ exposures attributable to movements in capital markets. In addition, as part of its hedging strategy, the Company targets an asset level for all variable annuity products at or above a CTE98 level under most economic scenarios (CTE is a statistical measure of tail risk which quantifies the total asset requirement to sustain a loss if an event outside a given probability level has occurred. CTE98 denotes the financial resources a company would need to cover the average of the worst 2% of scenarios.)

Derivatives Utilized to Hedge Exposure to Variable Annuities with Guarantee Features

The Company has issued and continues to offer variable annuity products with GMxB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholders’ account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in the present value of GMIB, in the event of annuitization, being higher than what accumulated policyholders’ account balances would support, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. The risk associated with products that have a GMxB derivative features liability is that under-performance of the financial markets could result in the GMxB derivative features’ benefits being higher than what accumulated policyholders’ account balances would support.

For GMxB features, the Company retains certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected actuarial assumptions for mortality, lapse and surrender, withdrawal and policyholder election rates, among other things. The derivative contracts are managed to correlate with changes in the value of the GMxB features that result from financial markets movements. A portion of exposure to realized equity volatility is hedged using equity options and variance swaps and a portion of exposure to credit risk is hedged using total return swaps on fixed income indices. Additionally, the Company is party to total return swaps for which the reference U.S. Treasury securities are contemporaneously purchased from the market and sold to the swap counterparty. As these transactions result in a transfer of control of the U.S. Treasury securities to the swap counterparty, the Company derecognizes these securities with consequent gain or loss from the sale. The Company has also purchased reinsurance contracts to mitigate the risks associated with GMDB features and the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. The reinsurance of the GMIB features is accounted for as a derivative.

The Company has in place an economic hedge program using interest rate swaps and treasury futures to partially protect the overall profitability of future variable annuity sales against declining interest rates.

Derivatives Utilized to Hedge Crediting Rate Exposure on SCS, SIO, MSO and IUL Products/Investment Options

The Company hedges crediting rates in the Structured Capital Strategies (“SCS”) variable annuity, Structured Investment Option in the EQUI-VEST variable annuity series (“SIO”), Market Stabilizer Option (“MSO”) in the variable life insurance products and Indexed Universal Life (“IUL”) insurance products. These products permit the contract owner to participate in the performance of an index, ETF or commodity price movement up to a cap for a set period of time. They also contain a protection feature, in which the Company will absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price, which varies by product segment.

In order to support the returns associated with these features, the Company enters into derivative contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers, thereby substantially reducing any exposure to market-related earnings volatility.

Derivatives Used to Hedge Equity Market Risks Associated with the General Account’s Seed Money Investments in Retail Mutual Funds

The Company’s General Account seed money investments in retail mutual funds expose us to market risk, including equity market risk which is partially hedged through equity-index futures contracts to minimize such risk.

Derivatives Used to Hedge Universal Life Products with Secondary Guarantee (“ULSG”) Policy

The Company implemented a hedge program using fixed income total return swaps to mitigate the interest rate exposure in ULSG statutory liability.

Derivatives Used for General Account Investment Portfolio

The Company maintains a strategy in its General Account investment portfolio to replicate the credit exposure of fixed maturity securities otherwise permissible for investment under its investment guidelines through the sale of credit default swaps (“CDSs”). Under the terms of these swaps, the Company receives quarterly fixed premiums that, together with any initial amount paid or received at trade inception, replicate the credit spread otherwise currently obtainable by purchasing the referenced entity’s bonds of similar maturity. These credit derivatives generally have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net derivative gains (losses).

The Company manages its credit exposure taking into consideration both cash and derivatives based positions and selects the reference entities in its replicated credit exposures in a manner consistent with its selection of fixed maturities. In addition, the Company generally transacts the sale of CDSs in single name reference entities of investment grade credit quality and with counterparties subject to collateral posting requirements. If there is an event of default by the reference entity or other such credit event as defined under the terms of the swap contract, the Company is obligated to perform under the credit derivative and, at the counterparty’s option, either pay the referenced amount of the contract less an auction-determined recovery amount or pay the referenced amount of the contract and receive in return the defaulted or similar security of the reference entity for recovery by sale at the contract settlement auction.

To date, there have been no events of default or circumstances indicative of a deterioration in the credit quality of the named referenced entities to require or suggest that the Company will have to perform under these CDSs. The maximum potential amount of future payments the Company could be required to make under these credit derivatives is limited to the par value of the referenced securities which is the dollar or euro-equivalent of the derivative’s notional amount. The Standard North American CDS Contract (“SNAC”) or Standard European Corporate Contract (“STEC”) under which the Company executes these CDS sales transactions does not contain recourse provisions for recovery of amounts paid under the credit derivative.

The Company purchased 30-year TIPS and other sovereign bonds, both inflation-linked and non-inflation linked, as General Account investments and enters into asset or cross-currency basis swaps, to result in payment of the given bond’s coupons and principal at maturity in the bond’s specified currency to the swap counterparty in return for fixed dollar amounts. These swaps, when considered in combination with the bonds, together result in a net position that is intended to replicate a dollar-denominated fixed-coupon cash bond with a yield higher than a term-equivalent U.S. Treasury bond.

In June 2019, the Company terminated a program to mitigate its duration gap using total return swaps for which the reference U.S. Treasury securities are sold to the swap counterparty under arrangements economically similar to repurchase agreements. The Company terminated $3.9 billion, in notional, of total return swaps reported in other invested assets in the Company’s balance sheet. The terminated total return swaps had a gain of $121 million.

The tables below present quantitative disclosures about the Company’s derivative instruments, including those embedded in other contracts required to be accounted for as derivative instruments:

Derivative Instruments by Category

	At December 31, 2019
		Fair Value
	Notional Amount	Asset Derivatives	Liability Derivatives	Gains (Losses) Reported in Net Income (Loss) Year Ended December 31, 2019
	(in millions)
Freestanding Derivatives(1)(2):
Equity contracts:
Futures	$3,510	$—	$—	$(1,294)
Swaps	17,064	9	279	(2,405)
Options	47,766	5,080	1,749	2,211
Interest rate contracts:
Swaps	23,700	467	523	2,037
Futures	20,424	—	—	139
Swaptions	3,201	16	—	(35)
Credit contracts:
Credit default swaps	1,232	18	—	16

	At December 31, 2019
		Fair Value
	Notional Amount	Asset Derivatives	Liability Derivatives	Gains (Losses) Reported in Net Income (Loss) Year Ended December 31, 2019
	(in millions)
Other freestanding contracts:
Foreign currency contracts	$501	$3	$—	$(9)
Margin	—	140	—	—
Collateral	—	72	3,001	—

Embedded Derivatives(2):
GMIB reinsurance contracts	—	2,466	—	500
GMxB derivative features liability(3)	—	—	8,246	(2,428)
SCS, SIO, MSO and IUL indexed features(4)	—	—	3,150	(2,552)

Total	$117,398	$8,271	$16,948	$(3,820)

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	SCS, SIO, MSO and IUL indexed features are reported in Policyholders’ account balances in the consolidated balance sheets.

Derivative Instruments by Category

	At December 31, 2018
		Fair Value
	Notional Amount	Asset Derivatives	Liability Derivatives	Gains (Losses) Reported in Net Income (Loss) Year Ended December 31, 2018
	(in millions)
Freestanding Derivatives(1)(2):
Equity contracts:
Futures	$10,411	$—	$—	$550
Swaps	7,697	140	168	675
Options	21,698	2,119	1,163	(899)
Interest rate contracts:
Swaps	27,003	632	194	(456)
Futures	11,448	—	—	118
Credit contracts:
Credit default swaps	1,282	17	—	(3)
Other freestanding contracts:
Foreign currency contracts	2,097	27	14	6
Margin	—	7	5	—
Collateral	—	3	1,564	—

Embedded Derivatives(2):
GMIB reinsurance contracts	—	1,991	—	(1,068)
GMxB derivative features liability(3)	—	—	5,431	(786)
SCS, SIO, MSO and IUL indexed features(4)	—	—	687	853

Total	$81,636	$4,936	$9,226	$(1,010)

(1)	Reported in Other invested assets in the consolidated balance sheets.

(2)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	SCS, SIO, MSO and IUL indexed features are reported in Policyholders’ account balances in the consolidated balance sheets.

Equity-Based and Treasury Futures Contracts Margin

All outstanding equity-based and treasury futures contracts at December 31, 2019 are exchange-traded and net settled daily in cash. At December 31, 2019, the Company had open exchange-traded futures positions on: (i) the S&P 500, Russell 2000 and Emerging Market indices, having initial margin requirements of $58 million, (ii) the 2-year, 5-year and 10-year U.S. Treasury Notes on U.S. Treasury bonds and ultra-long bonds, having initial margin requirements of $165 million and (iii) the Euro Stoxx, FTSE 100, Topix, ASX 200 and European, Australasia, and Far East (“EAFE”) indices as well as corresponding currency futures on the Euro/U.S. dollar, Pound/U.S. dollar, Australian dollar/U.S. dollar, and Yen/U.S. dollar, having initial margin requirements of $60 million.

Collateral Arrangements

The Company generally has executed a CSA under the ISDA Master Agreement it maintains with each of its over-the-counter (“OTC”) derivative counterparties that requires both posting and accepting collateral either in the form of cash or high-quality securities, such as U.S. Treasury securities, U.S. government and government agency securities and investment grade corporate bonds. The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related CSA have been executed. At December 31, 2019 and 2018, respectively, the Company held $3.0 billion and $1.6 billion in cash and securities collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. The unrestricted cash collateral is reported in Other invested assets. The Company posted collateral of $72 million and $3 million at December 31, 2019 and 2018, respectively, in the normal operation of its collateral arrangements.

Securities Repurchase and Reverse Repurchase Transactions

Securities repurchase and reverse repurchase transactions are conducted by the Company under a standardized securities industry master agreement, amended to suit the requirements of each respective counterparty. The Company’s securities repurchase and reverse repurchase agreements are accounted for as secured borrowing or lending arrangements, respectively and are reported in the consolidated balance sheets on a gross basis. At December 31, 2019 and 2018, the balance outstanding under securities repurchase transactions was $0 million and $573 million, respectively. The Company utilized these repurchase and reverse repurchase agreements for asset liability and cash management purposes. For other instruments used for asset liability management purposes, see “Obligations under Funding Agreements” in Note 17 , Commitments and Contingent Liabilities.

The following table presents information about the Company’s offsetting of financial assets and liabilities and derivative instruments at December 31, 2019:

Offsetting of Financial Assets and Liabilities and Derivative Instruments

At December 31, 2019

	Gross Amount Recognized	Gross Amount Offset in the Balance Sheets	Net Amount Presented in the Balance Sheets	Gross Amount not Offset in the Balance Sheets(1)	Net Amount
	(in millions)
Assets:
Total derivatives	$5,804	$5,429	$375	$(77)	$298
Other financial instruments	1,754	—	1,754	—	1,754

Other invested assets	$7,558	$5,429	$2,129	$(77)	$2,052

Liabilities:
Total derivatives	$5,474	$5,429	$45	$—	$45
Other financial liabilities	1,723	—	1,723	—	1,723

Other liabilities	$7,197	$5,429	$1,768	$—	$1,768

(1)	Includes primarily financial instrument sent (held).

The Company had no Securities sold under agreement to repurchase at December 31, 2019.

The following table presents information about the Company’s offsetting of financial assets and liabilities and derivative instruments at December 31, 2018.

Offsetting of Financial Assets and Liabilities and Derivative Instruments

At December 31, 2018

	Gross Amount Recognized	Gross Amount Offset in the Balance Sheets	Net Amount Presented in the Balance Sheets	Gross Amount not Offset in the Balance Sheets(4)	Net Amount
	(in millions)
Assets:
Total derivatives	$2,946	$2,912	$34	$—	$34
Other financial instruments	1,520	—	1,520	—	1,520

Other invested assets	$4,466	$2,912	$1,554	$—	$1,554

Liabilities:
Total derivatives	$3,109	$2,912	$197	$—	$197
Other financial liabilities	1,263	—	1,263	—	1,263

Other liabilities	$4,372	$2,912	$1,460	$—	$1,460

Securities sold under agreement to repurchase(1)(2)(3)	$571	$—	$571	$(588)	$(17)

(1)	Excludes expense of $2 million in Securities sold under agreement to repurchase on the consolidated balance sheets.
(2)	U.S. Treasury and agency securities are in Fixed maturities available-for-sale on the consolidated balance sheets.
(3)	Cash is included in Cash and cash equivalents on consolidated balance sheets.
(4)	Includes primarily financial instrument sent (held).

The following table presents information about repurchase agreements accounted for as secured borrowings in the consolidated balance sheets at December 31, 2018:

Repurchase Agreement Accounted for as Secured Borrowings

At December 31, 2018

	Remaining Contractual Maturity of the Agreements
	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
	(in millions)
Securities sold under agreement to repurchase(1)
U.S. Treasury and agency securities	$—	$571	$—	$—	$571

Total	$—	$571	$—	$—	$571

(1)	Excludes expense of $2 million in Securities sold under agreement to repurchase on the consolidated balance sheets.

5)	CLOSED BLOCK

As a result of demutualization, the Company’s Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of the Company’s General Account, any of its Separate Accounts or any affiliate of the Company without the approval of the New York State Department of Financial Services (the “NYDFS”). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block’s earnings.

If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

Summarized financial information for the Company’s Closed Block is as follows:

	December 31,
	2019	2018
	(in millions)
Closed Block Liabilities:
Future policy benefits, policyholders’ account balances and other	$6,478	$6,709
Policyholder dividend obligation	2	—
Other liabilities	38	47

Total Closed Block liabilities	6,518	6,756

Assets Designated to the Closed Block:
Fixed maturities available-for-sale, at fair value (amortized cost of $3,558 and $3,680)	3,754	3,672
Mortgage loans on real estate, net of valuation allowance of $— and $—	1,759	1,824
Policy loans	706	736
Cash and other invested assets	82	76
Other assets	145	179

Total assets designated to the Closed Block	6,446	6,487

Excess of Closed Block liabilities over assets designated to the Closed Block	72	269
Amounts included in Accumulated other comprehensive income (loss):
Net unrealized investment gains (losses), net of policyholders’ dividend obligation: $(2) and $0; and net of income tax: $41 and $0	164	8

Maximum future earnings to be recognized from closed block assets and liabilities	$236	$277

The Company’s Closed Block revenues and expenses were as follows:

	Years ended December 31,
	2019	2018	2017
	(in millions)
Revenues:
Premiums and other income	$182	$194	$224
Net investment income (loss)	278	291	314
Investment gains (losses), net	(1)	(3)	(20)

Total revenues	459	482	518

Benefits and Other Deductions:
Policyholders’ benefits and dividends	439	471	537
Other operating costs and expenses	2	3	2

Total benefits and other deductions	441	474	539

Net income (loss), before income taxes	18	8	(21)
Income tax (expense) benefit	(2)	(3)	(36)

Net income (loss)	$16	$5	$(57)

A reconciliation of the Company’s policyholder dividend obligation follows:

	December 31,
	2019	2018	2017
	(in millions)

Balance, beginning of year	$—	$19	$52
Unrealized investment gains (losses)	2	(19)	(33)

Balance, end of year	$2	$—	$19

6)	DAC AND POLICYHOLDER BONUS INTEREST CREDITS

Changes in the deferred policy acquisition cost asset for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)

Balance, beginning of year	$5,011	$4,492	$5,025
Capitalization of commissions, sales and issue expenses	648	597	578
Amortization:
Impact of assumptions updates and model changes	77	165	(247)
All other	(529)	(596)	(653)

Total amortization	(452)	(431)	(900)

Change in unrealized investment gains and losses	(870)	353	(211)

Balance, end of year	$4,337	$5,011	$4,492

The deferred asset for policyholder bonus interest credits is reported in Other assets in the Consolidated balance sheets and changes in the deferred asset for policyholder bonus interest credits are reported in Interest credited to policyholders’ account balances. For the years ended December 31, 2019, 2018 and 2017 changes were as follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)

Balance, beginning of year	$426	$473	$504
Policyholder bonus interest credits deferred	—	4	6
Amortization charged to income	5	(51)	(37)

Balance, end of year	$431	$426	$473

7)	FAIR VALUE DISCLOSURES

The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The Company uses unadjusted quoted market prices to measure fair value for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value cannot be substantiated by direct comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions. Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness.

Assets and liabilities measured at fair value on a recurring basis are summarized below. At December 31, 2019 and December 31, 2018, no assets were required to be measured at fair value on a non-recurring basis. Fair value measurements are required on a non-recurring basis for certain assets, including goodwill and mortgage loans on real estate, only when an impairment or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy.

Fair Value Measurements at December 31, 2019

	Level 1	Level 2	Level 3	Total
	(in millions)
Assets:
Investments:
Fixed maturities, available-for-sale:
Corporate(1)	$—	$43,218	$1,246	$44,464
U.S. Treasury, government and agency	—	15,231	—	15,231
States and political subdivisions	—	610	39	649
Foreign governments	—	490	—	490
Residential mortgage-backed(2)	—	173	—	173
Asset-backed(3)	—	744	100	844
Redeemable preferred stock	237	274	—	511

Total fixed maturities, available-for-sale	237	60,740	1,385	62,362
Other equity investments	13	—	—	13
Trading securities	321	6,277	—	6,598
Other invested assets:
Short-term investments	—	468	—	468
Assets of consolidated VIEs/VOEs	—	—	16	16
Swaps	—	(326)	—	(326)
Credit default swaps	—	18	—	18
Options	—	3,331	—	3,331

Total other invested assets	—	3,491	16	3,507
Cash equivalents	1,155	—	—	1,155
GMIB reinsurance contracts asset	—	—	2,466	2,466
Separate Accounts assets(4)	121,184	2,878	—	124,061

Total Assets	$122,910	$73,386	$3,867	$200,162

Liabilities:
GMxB derivative features’ liability	$—	$—	$8,246	$8,246
SCS, SIO, MSO and IUL indexed features’ liability	—	3,150	—	3,150

Total Liabilities	$—	$3,150	$8,246	$11,396

(1)	Corporate fixed maturities includes both public and private issues.
(2)	Includes publicly traded agency pass-through securities and collateralized obligations.
(3)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.
(4)

Separate Account assets included in the fair value hierarchy exclude investments in entities that calculate NAV per share (or its equivalent) as a practical expedient. Such investments excluded from the fair value hierarchy include investments in real estate and commercial mortgages. At December 31, 2019 the fair value of such investments was $356 million.

Fair Value Measurements at December 31, 2018

	Level 1	Level 2	Level 3	Total
	(in millions)
Assets:
Investments:
Fixed maturities, available-for-sale:
Corporate(1)	$—	$25,202	$1,174	$26,376
U.S. Treasury, government and agency	—	13,335	—	13,335
States and political subdivisions	—	416	38	454
Foreign governments	—	519	—	519
Residential mortgage-backed(2)	—	202	—	202
Asset-backed(3)	—	71	519	590
Redeemable preferred stock	163	276	—	439

Total fixed maturities, available-for-sale	163	40,021	1,731	41,915
Other equity investments	12	—	—	12
Trading securities	218	14,919	29	15,166
Other invested assets:
Short-term investments	—	412	—	412
Assets of consolidated VIEs/VOEs	—	—	19	19
Swaps	—	423	—	423
Credit default swaps	—	17	—	17
Options	—	956	—	956

Total other invested assets	—	1,808	19	1,827
Cash equivalents	2,160	—	—	2,160
GMIB reinsurance contracts asset	—	—	1,991	1,991
Separate Accounts assets(4)	105,159	2,733	21	107,913

Total Assets	$107,712	$59,481	$3,791	$170,984

Liabilities:
GMxB derivative features’ liability	$—	$—	$5,431	$5,431
SCS, SIO, MSO and IUL indexed features’ liability	—	687	—	687

Total Liabilities	$—	$687	$5,431	$6,118

(1)	Corporate fixed maturities includes both public and private issues.
(2)	Includes publicly traded agency pass-through securities and collateralized obligations.
(3)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.
(4)

Separate Account assets included in the fair value hierarchy exclude investments in entities that calculate NAV per share (or its equivalent) as a practical expedient. Such investments excluded from the fair value hierarchy include investments in real estate and commercial mortgages. At December 31, 2018 the fair value of such investments was $353 million.

The fair values of the Company’s public fixed maturities are generally based on prices obtained from independent valuation service providers and for which the Company maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Although each security generally is priced by multiple independent valuation service providers, the Company ultimately uses the price received from the independent valuation service provider highest in the vendor hierarchy based on the respective asset type, with limited exception. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades. Consistent with the fair value hierarchy, public fixed maturities validated in this manner generally are reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs.

The fair values of the Company’s private fixed maturities are determined from prices obtained from independent valuation service providers. Prices not obtained from an independent valuation service provider are determined by using a discounted cash flow model or a market comparable company valuation technique. In certain cases, these models use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model or a market comparable company valuation technique may also incorporate unobservable inputs, which reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the fair value measurement of a security, a Level 3 classification generally is made.

The net fair value of the Company’s freestanding derivative positions as disclosed in Note 4 are generally based on prices obtained either from independent valuation service providers or derived by applying market inputs from recognized vendors into industry standard pricing models. The majority of these derivative contracts are traded in the OTC derivative market and are classified in Level 2. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require use of the contractual terms of the derivative instruments and multiple market inputs, including interest rates, prices, and indices to generate continuous yield or pricing curves, including overnight index swap (“OIS”) curves, and volatility factors, which then are applied to value the positions. The predominance of market inputs is actively quoted and can be validated through external sources or reliably interpolated if less observable.

Investments classified as Level 1 primarily include redeemable preferred stock, trading securities, cash equivalents and Separate Accounts assets. Fair value measurements classified as Level 1 include exchange-traded prices of fixed maturities, equity securities and derivative contracts, and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. Cash equivalents classified as Level 1 include money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less and are carried at cost as a proxy for fair value measurement due to their short-term nature.

Investments classified as Level 2 are measured at fair value on a recurring basis and primarily include U.S. government and agency securities and certain corporate debt securities, such as public and private fixed maturities. As market quotes generally are not readily available or accessible for these securities, their fair value measures are determined utilizing relevant information generated by market transactions involving comparable securities and often are based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security’s duration, also taking into consideration issuer-specific credit quality and liquidity.

Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, issuer spreads, benchmark securities and other reference data. Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities. The Company’s AAA-rated mortgage- and asset-backed securities are classified as Level 2 for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently contracted, market activity in these sectors.

Certain Company products, such as the SCS and EQUI-VEST variable annuity products, IUL and the MSO fund available in some life contracts, offer investment options which permit the contract owner to participate in the performance of an index, ETF or commodity price. These investment options, which depending on the product and on the index selected can currently have one, three, five or six year terms, provide for participation in the performance of specified indices, ETF or commodity price movement up to a segment-specific declared maximum rate. Under certain conditions that vary by product, e.g., holding these segments for the full term, these segments also shield policyholders from some or all negative investment performance associated with these indices, ETF or commodity prices. These investment options have defined formulaic liability amounts, and the current values of the option component of these segment reserves are accounted for as Level 2 embedded derivatives. The fair values of these embedded derivatives are based on data obtained from independent valuation service providers.

The Company’s investments classified as Level 3 primarily include corporate debt securities, such as private fixed maturities and asset-backed securities. Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. Included in the Level 3 classification are fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data.

The Company also issues certain benefits on its variable annuity products that are accounted for as derivatives and are also considered Level 3. The GMIBNLG feature allows the policyholder to receive guaranteed minimum lifetime annuity payments based on predetermined annuity purchase rates applied to the contract’s benefit base if and when the contract account value is depleted and the NLG feature is activated. The GMWB feature allows the policyholder to withdraw at minimum, over the life of the contract, an amount based on the contract’s benefit base. The GWBL feature allows the policyholder to withdraw, each year for the life of the contract, a specified annual percentage of an amount based on the contract’s benefit base. The GMAB feature increases the contract account value at the end of a specified period to a GMAB base. The GIB feature provides a lifetime annuity based on predetermined annuity purchase rates if and when the contract account value is depleted. This lifetime annuity is based on predetermined annuity purchase rates applied to a GIB base.

Level 3 also includes the GMIB reinsurance contract assets which are accounted for as derivative contracts. The GMIB reinsurance contract asset and liabilities’ fair value reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios while GMxB derivative features liability reflects the present value of expected future payments (benefits) less fees, adjusted for risk margins and nonperformance risk, attributable to GMxB derivative features’ liability over a range of market-consistent economic scenarios.

The valuations of the GMIB reinsurance contract asset and GMxB derivative features liability incorporate significant non-observable assumptions related to policyholder behavior, risk margins and projections of equity Separate Accounts funds. The credit risks of the counterparty and of the Company are considered in determining the fair values of its GMIB reinsurance contract asset and GMxB derivative features liability positions, respectively, after taking into account the effects of collateral arrangements. Incremental adjustment to the swap curve for non-performance risk is made to the fair values of the GMIB reinsurance contract asset and liabilities and GMIBNLG feature to reflect the claims-paying ratings of counterparties and the Company. Equity and fixed income volatilities were modeled to reflect current market volatilities. Due to the unique, long duration of the GMIBNLG feature, adjustments were made to the equity volatilities to remove the illiquidity bias associated with the longer tenors and risk margins were applied to the non-capital markets inputs to the GMIBNLG valuations.

After giving consideration to collateral arrangements, the Company reduced the fair value of its GMIB reinsurance contract asset by $175 million and $184 million at December 31, 2019 and 2018, respectively, to recognize incremental counterparty non-performance risk.

Lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, which include other factors such as considering surrender charges. Generally, lapse rates are assumed to be lower in periods when a surrender charge applies. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. For valuing the embedded derivative, lapse rates vary throughout the period over which cash flows are projected.

The Company’s consolidated VIEs/VOEs hold investments that are classified as Level 3, primarily corporate bonds that are vendor priced with no ratings available, bank loans, non-agency collateralized mortgage obligations and asset-backed securities.

In 2019, AFS fixed maturities with fair values of $540 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $14 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 4.8% of total equity at December 31, 2019.

In 2018, AFS fixed maturities with fair values of $28 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $83 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 0.9% of total equity at December 31, 2018.

The tables below present reconciliations for all Level 3 assets and liabilities at December 31, 2019, 2018 and 2017, respectively.

Level 3 Instruments — Fair Value Measurements

	Corporate	State and Political Subdivisions	Commercial Mortgage- backed	Asset- backed	Redeemable Preferred Stock
	(in millions)
Balance, January 1, 2019	$1,174	$38	$—	$519	$—
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Net investment income (loss)	4	—	—	—	—
Investment gains (losses), net	—	—	—	—	—

Subtotal	4	—	—	—	—

Other comprehensive income (loss)	5	3	—	1	—
Purchases	273	—	—	100	—
Sales	(120)	(2)	—	(84)	—
Transfers into Level 3(1)	14	—	—	—	—
Transfers out of Level 3(1)	(104)	—	—	(436)	—

Balance, December 31, 2019	$1,246	$39	$—	$100	$—

Balance, January 1, 2018	$1,139	$40	$—	$8	$—
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Net investment income (loss)	7	—	—	(2)	—
Investment gains (losses), net	(8)	—	—	—	—

Subtotal	(1)	—	—	(2)	—

Other comprehensive income (loss)	(20)	(1)	—	(7)	—
Purchases	322	—	—	550	—
Sales	(321)	(1)	—	(30)	—
Transfers into Level 3(1)	83	—	—	—	—
Transfers out of Level 3(1)	(28)	—	—	—	—

Balance, December 31, 2018	$1,174	$38	$—	$519	$—

Balance, January 1, 2017	$845	$42	$349	$24	$1
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Net Investment income (loss)	5	—	(2)	—	—
Investment gains (losses), net	2	—	(63)	15	—

Subtotal	7	—	(65)	15	—

Other comprehensive income (loss)	4	(1)	45	(9)	(1)
Purchases	612	—	—	—	—
Sales	(331)	(1)	(329)	(21)	—
Transfers into Level 3(1)	7	—	—	—	—
Transfers out of Level 3(1)	(5)	—	—	(1)	—

Balance, December 31, 2017	$1,139	$40	$—	$8	$—

(1)	Transfers into/out of the Level 3 classification are reflected at beginning-of-period fair values.

	Other Equity Investments	GMIB Reinsurance Contract Asset	Separate Account Assets	GMxB Derivative Features Liability
	(in millions)
Balance, January 1, 2019	$48	$1,991	$21	$(5,431)
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Investment gains (losses), net	—	—	—	—
Net derivative gains (losses), excluding non-performance risk	—	458	—	(3,220)
Non-performance risk(1)	—	42	—	792

Subtotal	—	500	—	(2,428)

Purchases(2)	—	47	—	(416)
Sales(3)	—	(72)	(1)	29
Settlements	—	—	(2)	—
Activity related to consolidated VIEs/VOEs	(3)	—	—	—
Transfers into Level 3(4)	—	—	—	—
Transfers out of Level 3(4)	(29)	—	(18)	—

Balance, December 31, 2019	$16	$2,466	$—	$(8,246)

Balance, January 1, 2018	$25	$10,488	$22	$(4,256)
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Investment gains (losses), net	—	—	—	—
Net derivative gains (losses), excluding non-performance risk	—	(972)	—	(296)
Non-performance risk(1)	—	(96)	—	(490)

Subtotal	—	(1,068)	—	(786)

Purchases(2)	29	96	5	(403)
Sales(3)	—	(62)	(1)	14
Settlements	—	(7,463)	(5)	—
Activity related to consolidated VIEs/VOEs	(6)	—	—	—
Transfers into Level 3(4)	5	—	—	—
Transfers out of Level 3(4)	(5)	—	—	—

Balance, December 31, 2018	$48	$1,991	$21	$(5,431)

Balance, January 1, 2017	$40	$10,313	$17	$(5,473)
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Investment gains (losses), net	—	—	(1)	—
Net derivative gains (losses), excluding non-performance risk	—	(6)	—	1,443
Non-performance risk(1)	—	75	—	149

Subtotal	—	69	(1)	1,592

Purchases(2)	—	221	12	(381)
Sales(3)	—	(115)	(2)	6
Settlements	—	—	(4)	—
Activity related to consolidated VIEs/VOEs	(15)	—	—	—
Transfers into Level 3(4)	—	—	—	—
Transfers out of Level 3(4)	—	—	—	—

Balance, December 31, 2017	$25	$10,488	$22	$(4,256)

(1)	The Company’s non-performance risk is recorded through Net derivative gains (losses).
(2)	For the GMIB reinsurance contract asset and GMxB derivative features liability, represents attributed fee.

(3)	For the GMIB reinsurance contract asset, represents recoveries from reinsurers and for GMxB derivative features liability represents benefits paid.
(4)	Transfers into/out of the Level 3 classification are reflected at beginning-of-period fair values.

The table below details changes in unrealized gains (losses) for 2019, 2018 and 2017 by category for Level 3 assets and liabilities still held at December 31, 2019, 2018 and 2017, respectively.

Change in Unrealized Gains (Losses) for Level 3 Instruments

	Net Earnings (Loss)
	Net Derivative Gains (Losses)	OCI
	(in millions)
Held at December 31, 2019:
Change in unrealized gains (losses):
Fixed maturities, available-for-sale:
Corporate	$—	$3
State and political subdivisions	—	3
Commercial mortgage-backed	—	—
Asset-backed	—	—

Subtotal	—	6

GMIB reinsurance contracts	500	—
GMxB derivative features liability	(2,428)	—

Total	$(1,928)	$6

Held at December 31, 2018:
Change in unrealized gains (losses):
Fixed maturities, available-for-sale:
Corporate	$—	$(18)
State and political subdivisions	—	(1)
Asset-backed	—	(7)

Subtotal	—	(26)

GMIB reinsurance contracts	(1,068)	—
GMxB derivative features liability	(786)	—

Total	$(1,854)	$(26)

Held at December 31, 2017:
Change in unrealized gains (losses):
Fixed maturities, available-for-sale:
Corporate	$—	$4
Commercial mortgage-backed	—	45
Asset-backed	—	(9)

Subtotal	—	40

GMIB reinsurance contracts	69	—
GMxB derivative features liability	1,592	—

Total	$1,661	$40

The following tables disclose quantitative information about Level 3 fair value measurements by category for assets and liabilities at December 31, 2019 and 2018, respectively.

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2019

	Fair Value	Valuation Technique	Significant Unobservable Input	Range	Weighted Average
	(in millions)
Assets:
Investments:
Fixed maturities, available-for-sale:
Corporate	$51	Matrix pricing model	Spread over Benchmark	65 - 580 bps	186 bps

	1,025	Market comparable companies	EBITDA multiples Discount rate Cash flow multiples	3.3x - 56.7x 3.9% - 16.5% 0.8x - 48.1x	14.3x 10.0% 10.7x

GMIB reinsurance contract asset	2,466	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Utilization rates Volatility rates - Equity Mortality rates(1): Ages 0 - 40 Ages 41 - 60 Ages 61 - 115	55 - 109 bps 0.8% - 10% 0.0% - 8.0% 0.0% - 49.0% 9.0% - 30.0% 0.01% - 0.18% 0.07% - 0.54% 0.42% - 42.20%

Liabilities:
GMIBNLG	8,128	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Annuitization rates Mortality rates(1): Ages 0 - 40 Ages 41 - 60 Ages 60 - 115	124 bps 0.8% - 19.9% 0.3% - 11.0% 0.0% - 100.0% 0.01% - 0.19% 0.06% - 0.53% 0.41% - 41.39%

GWBL/GMWB	109	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Utilization rates Volatility rates - Equity	124 bps 0.8% - 10.0% 0.0% - 7.0% 100% after starting 9.0% - 30.0%

GIB	5	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Utilization rates Volatility rates - Equity	124 bps 1.2% - 19.9% 0.0% - 8.0% 0.0% - 100.0% 9.0% - 30.0%

GMAB	4	Discounted cash flow	Lapse rates Volatility rates - Equity	1.0% - 10.0% 9.0% - 30.0%

(1)

Mortality rates vary by age and demographic characteristic such as gender. Mortality rate assumptions are based on a combination of company and industry experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuating the embedded derivatives.

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2018

	Fair Value	Valuation Technique	Significant Unobservable Input	Range	Weighted Average
	(in millions)
Assets:
Investments:
Fixed maturities, available-for-sale:
Corporate	$93	Matrix pricing model	Spread over benchmark	15 - 580 bps	104 bps

	881	Market comparable companies	EBITDA multiples Discount rate Cash flow multiples	4.1x - 37.8x 6.4% - 16.5% 1.8x - 18.0x	12.1x 10.7% 11.4x

GMIB reinsurance contract asset	1,991	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Utilization rates Volatility rates - Equity Mortality rates(1): Ages 0 - 40 Ages 41 - 60 Ages 60 - 115	74 - 159 bps 1.0% - 6.27% 0.0% - 8.0% 0.0% - 16.0% 10.0% - 34.0% 0.01% - 0.18% 0.07% - 0.54% 0.42% - 42.0%

Liabilities:
GMIBNLG	5,341	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Annuitization rates Mortality rates(1): Ages 0 - 40 Ages 41 - 60 Ages 60 - 115	189 bps 0.8% - 26.2% 0.0% - 12.1% 0.0% - 100.0% 0.01% - 0.19% 0.06% - 0.53% 0.41% - 41.2%

GWBL/GMWB	130	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Utilization rates Volatility rates - Equity	189 bps 0.5% - 5.7% 0.0% - 7.0% 100% after starting 10.0% - 34.0%

GIB	(48)	Discounted cash flow	Non-performance risk Lapse rates Withdrawal rates Utilization rates Volatility rates - Equity	189 bps 0.5% - 5.7% 0.0% - 8.0% 0.0% - 16.0% 10.0% - 34.0%

GMAB	7	Discounted cash flow	Lapse rates Volatility rates - Equity	1.0% - 5.7% 10.0% - 34.0%

(1)

Mortality rates vary by age and demographic characteristic such as gender. Mortality rate assumptions are based on a combination of company and industry experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuating the embedded derivatives.

Excluded from the tables above at December 31, 2019 and 2018, respectively, are approximately $325 million and $826 million of Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by the Company and are not readily available. These investments primarily consist of certain privately placed debt securities with limited trading activity, including residential mortgage- and asset-backed instruments, and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in the Company’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

The fair value of private placement securities is determined by application of a matrix pricing model or a market comparable company value technique. The significant unobservable input to the matrix pricing model valuation technique is the spread over the industry-specific benchmark yield curve. Generally, an increase or decrease in spreads would lead to directionally inverse movement in the fair value measurements of these securities. The significant unobservable input to the market comparable company valuation technique is the discount rate. Generally, a significant increase (decrease) in the discount rate would result in significantly lower (higher) fair value measurements of these securities.

Residential mortgage-backed securities classified as Level 3 primarily consist of non-agency paper with low trading activity. Included in the tables above at December 31, 2019 and 2018, there were no Level 3 securities that were determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Generally, a change in spreads would lead to directionally inverse movement in the fair value measurements of these securities.

Asset-backed securities classified as Level 3 primarily consist of non-agency mortgage loan trust certificates, including subprime and Alt-A paper, credit tenant loans, and equipment financings. Included in the tables above at December 31, 2019 and 2018, there were no securities that were determined by the application of matrix-pricing for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Significant increases (decreases) in spreads would have resulted in significantly lower (higher) fair value measurements.

Separate Accounts assets classified as Level 3 at December 31, 2018 of $21 million consist of asset back securities and CMO’s. These fair value measurements are determined using substantially the same valuation techniques as earlier described above for the Company’s General Account investments in these securities.

Significant unobservable inputs with respect to the fair value measurement of the Level 3 GMIB reinsurance contract asset and the Level 3 liabilities identified in the table above are developed using the Company data.

The significant unobservable inputs used in the fair value measurement of the Company’s GMIB reinsurance contract asset are lapse rates, withdrawal rates and GMIB utilization rates. Significant increases in GMIB utilization rates or decreases in lapse or withdrawal rates in isolation would tend to increase the GMIB reinsurance contract asset.

Fair value measurement of the GMIB reinsurance contract asset and liabilities includes dynamic lapse and GMIB utilization assumptions whereby projected contractual lapses and GMIB utilization reflect the projected net amount of risks of the contract. As the net amount of risk of a contract increases, the assumed lapse rate decreases and the GMIB utilization increases. Increases in volatility would increase the asset and liabilities.

The significant unobservable inputs used in the fair value measurement of the Company’s GMIBNLG liability are lapse rates, withdrawal rates, GMIB utilization rates, adjustment for Non-performance risk and NLG forfeiture rates. NLG forfeiture rates are caused by excess withdrawals above the annual GMIB accrual rate that cause the NLG to expire. Significant decreases in lapse rates, NLG forfeiture rates, adjustment for non-performance risk and GMIB utilization rates would tend to increase the GMIBNLG liability, while decreases in withdrawal rates and volatility rates would tend to decrease the GMIBNLG liability.

The significant unobservable inputs used in the fair value measurement of the Company’s GMWB and GWBL liability are lapse rates and withdrawal rates. Significant increases in withdrawal rates or decreases in lapse rates in isolation would tend to increase these liabilities. Increases in volatility would increase these liabilities.

Certain financial instruments are exempt from the requirements for fair value disclosure, such as insurance liabilities other than financial guarantees and investment contracts, limited partnerships accounted for under the equity method and pension and other postretirement obligations.

The carrying values and fair values at December 31, 2019 and 2018 for financial instruments not otherwise disclosed in Note 3 and Note 4 are presented in the table below.

Carrying Values and Fair Values for Financial Instruments Not Otherwise Disclosed

	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
	(in millions)
December 31, 2019:
Mortgage loans on real estate	$12,090	$—	$—	$12,317	$12,317
Policy loans	$3,270	$—	$—	$4,199	$4,199
Loans to affiliates	$1,200	$—	$1,224	$—	$1,224
Policyholders’ liabilities: Investment contracts	$1,922	$—	$—	$2,029	$2,029
FHLBNY funding agreements	$6,909	$—	$6,957	$—	$6,957
Loans from affiliates	$—	$—	$—	$—	$—
Separate Accounts liabilities	$9,041	$—	$—	$9,041	$9,041

December 31, 2018:
Mortgage loans on real estate	$11,818	$—	$—	$11,478	$11,478
Policy loans	$3,267	$—	$—	$3,944	$3,944
Loans to affiliates	$600	$—	$603	$—	$603
Policyholders’ liabilities: Investment contracts	$1,974	$—	$—	$2,015	$2,015
FHLBNY funding agreements	$4,002	$—	$3,956	$—	$3,956
Loans from affiliates	$572	$—	$572	$—	$572
Separate Accounts liabilities	$7,406	$—	$—	$7,406	$7,406

As the Company’s COLI policies are recorded at their cash surrender value, they are not required to be included in the table above. For further details of our accounting policies pertaining to COLI, see Note 2.

Fair values for commercial and agricultural mortgage loans on real estate are measured by discounting future contractual cash flows to be received on the mortgage loan using interest rates at which loans with similar characteristics and credit quality would be made. The discount rate is derived based on the appropriate U.S. Treasury rate with a like term to the remaining term of the loan to which a spread reflective of the risk premium associated with the specific loan is added. Fair values for mortgage loans anticipated to be foreclosed and problem mortgage loans are limited to the fair value of the underlying collateral, if lower.

The fair value of policy loans is calculated by discounting expected cash flows based upon the U.S. Treasury yield curve and historical loan repayment patterns.

The fair values of the Company’s funding agreements are determined by discounted cash flow analysis based on the indicative funding agreement rates published by the FHLBNY.

The fair values for the Company’s association plans contracts, supplementary contracts not involving life contingencies (“SCNILC”), deferred annuities and certain annuities, which are included in Policyholders’ account balances and liabilities for investment contracts with fund investments in Separate Accounts are estimated using projected cash flows discounted at rates reflecting current market rates. Significant unobservable inputs reflected in the cash flows include lapse rates and withdrawal rates. Incremental adjustments may be made to the fair value to reflect non-performance risk. Certain other products such as Access Accounts and Escrow Shield Plus product reserves are held at book value.

8)	INSURANCE LIABILITIES

Variable Annuity Contracts — GMDB, GMIB, GIB and GWBL and Other Features

The Company has certain variable annuity contracts with GMDB, GMIB, GIB and GWBL and other features in-force that guarantee one of the following:

•	Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

•

Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

•	Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages;

•	Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit, which may include either a five year or an annual reset; or

•	Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

Liabilities for Variable Annuity Contracts with GMDB and GMIB Features without No-Lapse Guarantee Rider (“NLG”) Feature

The change in the liabilities for variable annuity contracts with GMDB and GMIB features and without no-NLG guarantee rider feature is summarized in the tables below. The amounts for the direct contracts (before reinsurance ceded) and assumed contracts are reflected in the consolidated balance sheets in Future policy benefits and other policyholders’ liabilities. The amounts for the ceded contracts are reflected in the consolidated balance sheets in Amounts due from reinsurers.

Change in Liability for Variable Annuity Contracts with GMDB and GMIB Features and

No NLG Feature

Years Ended December 31, 2019, 2018 and 2017

	GMDB		GMIB
	Direct	Ceded	Direct	Ceded
	(in millions)

Balance at January 1, 2017	$3,159	$(1,558)	$3,808	$(10,314)
Paid guarantee benefits	(354)	171	(151)	115
Other changes in reserve	1,249	(643)	1,097	(289)

Balance at December 31, 2017	4,054	(2,030)	4,754	(10,488)
Paid guarantee benefits	(394)	70	(153)	61
Other changes in reserve	994	1,853	(860)	8,436

Balance at December 31, 2018	4,654	(107)	3,741	(1,991)
Paid guarantee benefits	(438)	14	(257)	72
Other changes in reserve	563	(5)	1,204	(547)

Balance at December 31, 2019	$4,779	$(98)	$4,688	$(2,466)

Liabilities for Embedded and Freestanding Insurance Related Derivatives

The liability for the GMxB derivative features liability, the liability for SCS, SIO, MSO and IUL indexed features and the asset and liability for the GMIB reinsurance contracts are considered embedded or freestanding insurance derivatives and are reported at fair value. For the fair value of the assets and liabilities associated with these embedded or freestanding insurance derivatives, see Note 7.

Account Values and Net Amount at Risk

Account Values and Net Amount at Risk (“NAR”) for direct variable annuity contracts in force with GMDB and GMIB features as of December 31, 2019 are presented in the following tables by guarantee type. For contracts with the GMDB feature, the NAR in the event of death is the amount by which the GMDB feature exceeds the related Account Values. For contracts with the GMIB feature, the NAR in the event of annuitization is the amount by which the present value of the GMIB benefits exceed the related Account Values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB features may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive.

Direct Variable Annuity Contracts with GMDB and GMIB Features at December 31, 2019

	Guarantee Type
	Return of Premium	Ratchet	Roll-Up	Combo	Total
	(in millions; except age and interest rate)
Variable annuity contracts with GMDB features
Account Values invested in:
General Account	$14,571	$93	$57	$175	$14,896
Separate Accounts	48,920	9,258	3,190	33,120	94,488

Total Account Values	$63,491	$9,351	$3,247	$33,295	$109,384

Net Amount at Risk, gross	$108	$36	$1,833	$17,729	$19,706

Net Amount at Risk, net of amounts reinsured	$108	$34	$1,280	$17,729	$19,151

Average attained age of policyholders (in years)	51.1	67.6	74.3	69.4	55.0
Percentage of policyholders over age 70	10.5%	45.6%	68.1%	50.8%	19.3%
Range of contractually specified interest rates	N/A	N/A	3% - 6%	3% - 6.5%	3% - 6.5%
Variable annuity contracts with GMIB features
Account Values invested in:
General Account	$—	$—	$19	$226	$245
Separate Accounts	—	—	23,572	35,776	59,348

Total Account Values	$—	$—	$23,591	$36,002	$59,593

Net Amount at Risk, gross	$—	$—	$857	$9,344	$10,201

Net Amount at Risk, net of amounts reinsured	$—	$—	$270	$8,482	$8,752

Average attained age of policyholders (in years)	N/A	N/A	68.8	69.5	69.4
Weighted average years remaining until annuitization	N/A	N/A	1.6	0.3	0.5
Range of contractually specified interest rates	N/A	N/A	3% - 6%	3% - 6.5%	3% - 6.5%

For more information about the reinsurance programs of the Company’s GMDB and GMIB exposure, see “Reinsurance” in Note 10.

Separate Accounts Investments by Investment Category Underlying Variable Annuity Contracts with GMDB and GMIB Features

The total Account Values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option, which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB features. The investment performance of the assets impacts the related Account Values and, consequently, the NAR associated with the GMDB and GMIB benefits and guarantees. Because the Company’s variable annuity contracts offer both GMDB and GMIB features, GMDB and GMIB amounts are not mutually exclusive.

Investment in Variable Insurance Trust Mutual Funds

	December 31,
	2019		2018
Mutual Fund Type	GMDB	GMIB	GMDB	GMIB
	(in millions)
Equity	$42,489	$17,941	$35,541	$15,759
Fixed income	5,263	2,699	5,173	2,812
Balanced	45,871	38,445	41,588	33,974
Other	865	263	852	290

Total	$94,488	$59,348	$83,154	$52,835

Hedging Programs for GMDB, GMIB, GIB and Other Features

The Company has a program intended to hedge certain risks associated first with the GMDB feature and with the GMIB feature of the Accumulator series of variable annuity products. The program has also been extended to cover other guaranteed benefits as they have been made available. This program utilizes derivative contracts, such as exchange-traded equity, currency and interest rate futures contracts, total return and/or equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits’ exposures attributable to movements in the capital markets. At the present time, this program hedges certain economic risks on products sold from 2001 forward, to the extent such risks are not externally reinsured.

These programs do not qualify for hedge accounting treatment. Therefore, gains (losses) on the derivatives contracts used in these programs, including current period changes in fair value, are recognized in Net derivative gains (losses) in the period in which they occur, and may contribute to income (loss) volatility.

Variable and Interest-Sensitive Life Insurance Policies — NLG

The NLG feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The NLG remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

The change in the fair value of the NLG feature, reflected in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets, is summarized in the table below:

	Direct Liability	Reinsurance Ceded	Net
	(in millions)
Balance at January 1, 2017	$1,182	$(606)	$576
Paid guarantee benefits	(24)	—	(24)
Other changes in reserves	(466)	(58)	(524)

Balance at December 31, 2017	692	(664)	28
Paid guarantee benefits	(23)	—	(23)
Other changes in reserves	118	(69)	49

Balance at December 31, 2018	787	(733)	54
Paid guarantee benefits	(20)	—	(20)
Other changes in reserves	126	(74)	52

Balance at December 31, 2019	$893	$(807)	$86

9)	LEASES

The Company does not record leases with an initial term of 12 months or less in its consolidated balance sheets, but instead recognizes lease expense for these leases on a straight-line basis over the lease term. For leases with a term greater than one year, the Company records in its consolidated balance sheets at the time of lease commencement or modification a right of use (“RoU”) operating lease asset and a lease liability, initially measured at the present value of the lease payments. Lease costs are recognized in the consolidated statements of income (loss) over the lease term on a straight-line basis. RoU operating lease assets represent the Company’s right to use an underlying asset for the lease term and RoU operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

The Company’s operating leases primarily consist of real estate leases for office space. The Company also has operating leases for various types of office furniture and equipment. For certain equipment leases, the Company applies a portfolio approach to effectively account for the RoU operating lease assets and liabilities. For certain lease agreements entered into after the adoption of ASC 842 or for lease agreements for which the lease term or classification was reassessed after the occurrence of a change in the lease terms or a modification of the lease that did not result in a separate contract, the Company elected to combine the lease and related non-lease components for its operating leases; however, the non-lease components associated with the Company’s operating leases are primarily variable in nature and as such are not included in the determination of the RoU operating lease asset and lease liability, but are recognized in the period in which the obligation for those payments is incurred.

The Company’s operating leases may include options to extend or terminate the lease, which are not included in the determination of the RoU operating asset or lease liability unless they are reasonably certain to be exercised. The Company’s operating leases have remaining lease terms of 1 year to 12 years, some of which include options to extend the leases. The Company typically does not include its renewal options in its lease terms for calculating its RoU operating lease asset and lease liability as the renewal options allow the Company to maintain operational flexibility and the Company is not reasonably certain it will exercise these renewal options until close to the initial end date of the lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As the Company’s operating leases do not provide an implicit rate, the Company’s incremental borrowing rate, based on the information available at the lease commencement date, is used in determining the present value of lease payments.

The Company primarily subleases floor space within its New Jersey and New York lease properties to various third parties. The lease term for these subleases typically corresponds to the original lease term.

Balance Sheet Classification of Operating Lease Assets and Liabilities

	Balance Sheet Line Item	December 31, 2019
		(in millions)
Assets
Operating lease assets	Other Assets	$324
Liabilities
Operating lease liabilities	Other Liabilities	$415

The table below summarizes the components of lease costs for the year ended December 31, 2019.

Lease Costs

Year Ended December 31, 2019
(in millions)
Operating lease cost	$77
Variable operating lease cost	10
Sublease income	(16)
Short-term lease expense	2

Net lease cost	$72

Maturities of lease liabilities as of December 31, 2019 are as follows:

Maturities of Lease Liabilities

December 31, 2019
(in millions)
Operating Leases:
2020	$95
2021	93
2022	90
2023	81
2024	23
Thereafter	71

Total lease payments	453
Less: Interest	(38)

Present value of lease liabilities	$415

During December 2018, Equitable Life entered into one additional operating real estate lease with an estimated total base rent of $11 million. This operating lease commenced in August 2019 with a lease term of 10 years.

The below table presents the Company’s weighted-average remaining operating lease term and weighted-average discount rate.

Weighted Averages — Remaining Operating Lease Term and Discount Rate

December 31, 2019
Weighted-average remaining operating lease term	6 years
Weighted-average discount rate for operating leases	3.10%

Supplemental cash flow information related to leases was as follows:

Lease Liabilities Information

Year Ended December 31, 2019
(in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$87
Non-cash transactions:
Leased assets obtained in exchange for new operating lease liabilities	$50

The following table presents the Company’s future minimum lease obligation under ASC 840 as of December 31, 2018:

December 31, 2018
Calendar Year	(in millions)
2019	$81
2020	$74
2021	$69
2022	$67
2023	$63
Thereafter	$66

10)	REINSURANCE

The Company assumes and cedes reinsurance with other insurance companies. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

The following table summarizes the effect of reinsurance:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Direct premiums	$868	$836	$880
Reinsurance assumed	194	186	195
Reinsurance ceded	(126)	(160)	(171)

Premiums	$936	$862	$904

Direct charges and fee income	$3,821	$3,990	$4,012
Reinsurance ceded	(371)	(467)	(718)

Policy charges and fee income	$3,450	$3,523	$3,294

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Direct policyholders’ benefits	$4,339	$3,378	$4,159
Reinsurance assumed	216	219	8
Reinsurance ceded	(436)	(592)	(694)

Policyholders’ benefits	$4,119	$3,005	$3,473

Ceded Reinsurance

The Company reinsures most of its new variable life, UL and term life policies on an excess of retention basis. The Company generally retains on a per life basis up to $25 million for single lives and $30 million for joint lives with the excess 100% reinsured. The Company also reinsures risk on certain substandard underwriting risks and in certain other cases.

Effective February 1, 2018, Equitable Life entered into a coinsurance reinsurance agreement (the “Coinsurance Agreement”) to cede 90% of its single premium deferred annuities (“SPDA”) products issued between 1978-2001 and its Guaranteed Growth Annuity (“GGA”) single premium deferred annuity products issued between 2001-2014. As a result of this agreement, Equitable Life transferred securities with a market value of $604 million and cash of $31 million to equal the statutory reserves of approximately $635 million. As the risks transferred by Equitable Life to the reinsurer under the Coinsurance Agreement are not considered insurance risks and therefore do not qualify for reinsurance accounting, Equitable Life applied deposit accounting. Accordingly, Equitable Life recorded the transferred assets of $635 million as a deposit asset recorded in Other assets, net of the ceding commissions paid to the reinsurer.

At December 31, 2019 and 2018, the Company had reinsured with non-affiliates in the aggregate approximately 2.8% and 2.9%, respectively, of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 14.2% and 15.5% of its current liability exposure, respectively, resulting from the GMIB feature. For additional information, see Note 8.

Based on management’s estimates of future contract cash flows and experience, the estimated net fair values of the ceded GMIB reinsurance contracts, considered derivatives were $2.5 billion and $2.0 billion at December 31, 2019 and 2018, respectively. The estimated fair values increased $475 million and $174 million during 2019 and 2017, respectively, and decreased $8.5 billion during 2018.

At December 31, 2019 and 2018, third-party reinsurance recoverables related to insurance contracts amounted to $2.2 billion. Additionally, $1.6 billion and $1.7 billion of the amounts due from reinsurers related to two specific reinsurers, Zurich Insurance Company Ltd. (AA- rating by S&P), and Paul Revere Life Insurance Company (A rating by S&P).

Third-party reinsurance payables related to insurance contracts were $90 million and $91 million, at December 31, 2019 and 2018, respectively.

The Company cedes substantially all of its group health business to a third-party insurer. Insurance liabilities ceded totaled $56 million and $62 million at December 31, 2019 and 2018, respectively.

The Company also cedes a portion of its extended term insurance and paid-up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

Assumed Reinsurance

In addition to the sale of insurance products, the Company currently acts as a professional retrocessionaire by assuming risk from professional reinsurers. The Company assumes accident, life, health, aviation, special risk and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves were $735 million and $712 million at December 31, 2019 and 2018, respectively.

For reinsurance agreements with affiliates, see “Related Party Transactions” in Note 12.

11)	LOANS TO AND FROM AFFILIATES

Loans to affiliates

Loans Issued to Holdings

In April 2018, Equitable Life made a $800 million loan to Holdings. The loan has an interest rate of 3.69% and matures in April 2021. In December 2018, Holdings repaid $200 million of this loan. In December 2019, Holdings repaid $300 million. At December 2019, the amount outstanding was $300 million.

In November 2019, Equitable Life made a $900 million loan to Holdings. The loan has an interest rate of one-month LIBOR plus 1.33%. The loan matures on November 24, 2024.

Loans from affiliates

Senior Surplus Notes Issued to Holdings

On December 28, 2018, Equitable Life issued a $572 million senior surplus note due December 28, 2019 to Holdings, which bears interest at a fixed rate of 3.75%, payable semi-annually. The surplus note is intended to have priority in right of payments and in all other respects to any and all other surplus notes issued by Equitable Life at any time. Equitable Life repaid this note and $4 million of related interest expense on March 5, 2019.

	As of December 31,
	2019	2018
	(in millions)
Loans to affiliates
EQH-AEL internal debt (3.69%, due 2021)	$300	$600
EQH-AEL internal debt (one-month LIBOR + 1.33%, due 2024)	900	—

Total loans to affiliates	$1,200	$600

Loans from affiliates
Senior Notes (3.75%, due 2019)	$—	$572

Total loans from affiliates	$—	$572

12)	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Since transactions with related parties may raise potential or actual conflicts of interest between the related party and the Company, Holdings has implemented a related party transaction policy that requires related party transactions to be reviewed and approved by its Audit Committee.

Following the decrease in AXA’s ownership interest in the Company from approximately 39% to approximately 10% on November 13, 2019 (the “November Offering”), AXA and its affiliates (collectively, “AXA Affiliates”) are no longer considered related parties of the Company. Transactions with AXA Affiliates continue to be reported as related party transactions for periods prior to the November Offering. The Company also had entered into related party transactions with other related parties that are described herein.

Cost Sharing and General Service Agreements

In the second quarter of 2018, Equitable Life entered into a general services agreement with Holdings whereby Equitable Life will benefit from the services received by Holdings from AXA Affiliates for a limited period following the Holdings IPO under a transition services agreement. The general services agreement with Holdings replaces existing cost-sharing and general service agreements with various AXA Affiliates. Equitable Life continues to provide services to Holdings and various AXA Affiliates under a separate existing general services agreement with Holdings. Costs allocated to the Company from Holdings totaled $73 million and $138 million for the years ended December 31, 2019 and 2018, respectively, and are allocated based on cost center tracking of expenses. The cost centers are approved annually and are updated based on business area needs throughout the year.

Investment Management and Service Fees and Expenses

Equitable FMG, a subsidiary of Equitable Life, provides investment management and administrative services to EQAT, Equitable Premier VIP Trust, 1290 Funds and Other AXA Trusts, all of which are considered related parties. Investment management and service fees earned are calculated as a percentage of assets under management and are recorded as revenue as the related services are performed.

AXA Investment Managers Inc. (“AXA IM”) and AXA Rosenberg Investment Management LLC (“AXA Rosenberg”) provide sub-advisory services with respect to certain portfolios of EQAT, Equitable Premier VIP Trust and the Other AXA Trusts. Also, AXA IM and AXA Real Estate Investment Managers (“AXA REIM”) manage certain General Account investments. Fees paid to these affiliates are based on investment advisory service agreements with each affiliate.

Effective December 31, 2018, Equitable Life transferred its interest in ABLP, AB Holdings and the General Partner to a newly formed subsidiary and distributed the shares of the subsidiary to its direct parent which subsequently distributed the shares to Holdings (the “AB Business Transfer”). Accordingly, AB’s related party transactions with AXA Affiliates and mutual funds sponsored by AB are reflected as a discontinued operation in the Company’s consolidated financial statements for the year ended December 31, 2018. Investment management and other services provided by AB prior to the AB Business Transfer will continue based upon the Company’s business needs. The Company recorded investment management fee expense from AllianceBernstein of $102 million and $65 million, for the years ended December 31, 2019 and 2018, respectively. See Note 19 for further details of the AB Business Transfer and the discontinued operation.

As December 31, 2019 and 2018, respectively, the Company held approximately $30 million and $36 million of invested assets in the form of equity interests issued in non-corporate legal entities that were determined by the Company to be VIEs, as further described in Note 2. These legal entities are related parties of Equitable Life. The Company reflects these equity interest in the consolidated Balance Sheets as Other equity investments. The net assets of these unconsolidated VIEs are approximately $974 million and $784 million at December 31, 2019 and 2018, respectively. The Company also has approximately $20 million and $30 million of unfunded commitments at December 31, 2019 and 2018, respectively with these legal entities.

Distribution Revenue and Expenses with Affiliates

Equitable Distributors receives commissions and fee revenue from Equitable America for sales of its insurance products. The commissions and fees earned from Equitable America are based on the various selling agreements.

Equitable Life pays commissions and fees to AXA Distribution Holding Corporation and its subsidiaries (“AXA Distribution”) for sales of insurance products. The commissions and fees paid to AXA Distribution are based on various selling agreements.

Insurance-Related Transactions with Affiliates

GMxB Unwind

Prior to April 2018, Equitable Life ceded the following to AXA RE Arizona, an indirect, wholly-owned subsidiary of Holdings: (i) a 100% quota share of all liabilities for variable annuities with GMxB riders issued on or after January 1, 2006 and in-force on September 30, 2008 (the “GMxB Business”); (ii) a 100% quota share of all liabilities for variable annuities with GMIB riders issued on or after May 1, 1999 through August 31, 2005 in excess of the liability assumed by two unaffiliated reinsurers, which are subject to certain maximum amounts or limitations on aggregate claims; and (iii) a 90% quota share of level premium term insurance issued by Equitable Life on or after March 1, 2003 through December 31, 2008 and lapse protection riders under certain series of universal life insurance policies issued by Equitable Life on or after June 1, 2003 through June 30, 2007.

On April 12, 2018, Equitable Life completed the unwind of the reinsurance previously provided to Equitable Life by AXA RE Arizona for certain variable annuities with GMxB features (the “GMxB Unwind”). Accordingly, all of the business previously ceded to AXA RE Arizona, with the exception of the GMxB Business, was novated to EQ AZ Life Re Company (“EQ AZ Life Re”), a newly formed captive insurance company organized under the laws of Arizona, which is an indirect wholly-owned subsidiary of Holdings. Following the novation of business to EQ AZ Life Re, AXA RE Arizona was merged with and into Equitable Life. Following AXA RE Arizona’s merger with and into Equitable Life, the GMxB Business is not subject to any new internal or third-party reinsurance arrangements, though in the future Equitable Life may reinsure the GMxB Business with third parties.

AXA RE Arizona novated the Life Business from AXA RE Arizona to EQ AZ Life Re as part of the GMxB Unwind. As a result, EQ AZ Life Re reinsures a 90% quota share of level premium term insurance issued by Equitable Life on or after March 1, 2003 through December 31, 2008 and lapse protection riders under UL insurance policies issued by Equitable Life on or after June 1, 2003 through June 30, 2007 and the Excess Risks.

The GMxB Unwind was considered a pre-existing relationship required to be effectively settled at fair value. The loss relating to this relationship resulted from the settlement of the reinsurance contracts at fair value and the write-off of previously recorded assets and liabilities related to this relationship recorded in the Company’s historical accounts. The pre-tax loss recognized in the second quarter of 2018 was $2.6 billion ($2.1 billion net of tax). The Company wrote-off a $1.8 billion deferred cost of reinsurance asset which was previously reported in Other assets. Additionally, the remaining portion of the loss was determining by calculating the difference between the fair value of the assets received compared to the fair value of the assets and liabilities already recorded within the Company’s consolidated financial statements. The Company’s primary assets previously recorded were reinsurance recoverables, including the reinsurance recoverable associated with GMDB business. There was an approximate $400 million difference between the fair value of the GMDB recoverable compared to its carrying value which is accounted for under ASC 944.

The assets received and the assets removed were as follows:

	As of April 12, 2018
	(in millions)
	Assets Received	Assets Removed
Assets at fair value:
Fixed income securities	$7,083
Short-term investments	205
Money market funds	2
Accrued interest	43
Derivatives	282
Cash and cash equivalents	1,273

Total	$8,888

Deferred cost of reinsurance asset		$1,839
GMDB ceded reserves		2,317
GMIB reinsurance contract asset		7,463
Payable to AXA RE Arizona		270

Total		$11,889

Significant non-cash transactions involved in the GMxB Unwind included: (a) the increase in total investments includes non-cash activities of $7.6 billion for assets received related to the recapture transaction; (b) cancellation of the $300 million surplus note between the Company and AXA RE Arizona; and (c) settlement of the intercompany receivables/payables to AXA RE Arizona of $270 million. In addition, upon merging the remaining assets of AXA Re Arizona into Equitable Life, $1.2 billion of deferred tax assets were recorded on the balance sheet through an adjustment to Capital in excess of par value.

The reinsurance arrangements with EQ AZ Life Re provide important capital management benefits to Equitable Life. At December 31, 2019, the Company’s GMIB reinsurance contract asset with EQ AZ Life Re had carrying values of $327 million and is reported in GMIB contract reinsurance asset, at fair value in the consolidated balance sheets. Ceded premiums and policy fee income in 2019 and 2018 totaled approximately $62 million and $100 million, respectively. Ceded claims paid in 2019 and 2018 were $52 million and $78 million, respectively.

Prior to April 2018, Equitable Life reinsured to AXA RE Arizona, a 100% quota share of all liabilities for variable annuities with enhanced GMDB and GMIB riders issued on or after January 1, 2006 and in-force on September 30, 2008. AXA RE Arizona also reinsured a 90% quota share of level premium term insurance issued by Equitable Life on or after March 1, 2003 through December 31, 2008 and lapse protection riders under UL insurance policies issued by Equitable Life on or after June 1, 2003 through June 30, 2007. The reinsurance arrangements with AXA RE Arizona provided important capital management benefits to Equitable Life. At December 31, 2017, the Company’s GMIB reinsurance contract asset with AXA RE Arizona had a carrying value of $8.6 billion and was reported in GMIB reinsurance contract asset, at fair value in the consolidated balance sheets. Ceded premiums and policy fee income in 2017 totaled approximately $454 million. Ceded claims paid in 2017 were $213 million.

Reinsurance Assumed from AXA Affiliates

Prior to 2019, AXA Global Life retroceded a quota share portion of certain life and health risks of various AXA Affiliates to Equitable Life and Equitable America on a one-year term basis. The agreement was closed effective December 31, 2018. Also, AXA Life Insurance Company Ltd. cedes a portion of its variable deferred annuity business to Equitable Life.

Premiums earned in 2019, 2018 and 2017 were $19 million, $20 million and $20 million, respectively. Claims and expenses paid in 2019, 2018 and 2017 were $6 million, $8 million, and $5 million, respectively.

Reinsurance Ceded to AXA Affiliates

Equitable Life entered into a stop loss reinsurance agreement with AXA Global Life (“AGL”) to protect Equitable Life with respect to a deterioration in its claims experience following the occurrence of an extreme mortality event.

Equitable Life also accepts certain retrocession policies through reinsurance agreements with various reinsurers and retrocedes to AGL the excess of its first retention layer.

The Company’s subsidiaries entered into a Life Catastrophe Excess of Loss Reinsurance Agreement (the “Excess of Loss Agreement”) with a number of subscribing reinsurers, which included AGL. AGL participated as a subscribing reinsurer with 5% of the pool, pro rata, across the upper and lower layers through the contract period ending March 31, 2018.

Premiums and expenses paid for the above agreements in 2019, 2018 and 2017 were $3 million, $4 million, and $4 million, respectively.

On September 12, 2018, AXA Group acquired XL Catlin. Prior to the acquisition, Equitable Life had ceded part of our disability income business to XL Catlin and as of December 31, 2019 and 2018, the reserves ceded were $104 million and $93 million, respectively.

Investments in Unconsolidated Equity Interests in AXA Affiliates

As December 31, 2019 and 2018, respectively, the Company held approximately $229 million and $237 million of invested assets in the form of equity interests issued in non-corporate legal entities that were determined by the Company to be VIEs, as further described in Note 2. These legal entities are related parties of Equitable Life. The Company reflects these equity interest in the consolidated Balance Sheets as Other equity investments. The net assets of these unconsolidated VIEs are approximately $10 billion and $9 billion at December 31, 2019 and 2018, respectively. The Company also has approximately $205 million and $249 million of unfunded commitments at December 31, 2019 and 2018, respectively with these legal entities.

Assumption by Holdings of Obligations of AXA Financial to Equitable Life

On October 1, 2018, AXA Financial merged with and into its direct parent, Holdings, with Holdings continuing as the surviving entity. As a result, Holdings assumed AXA Financial’s obligations with respect to the Company, including obligations related to certain benefit plans.

In March 2018, Equitable Life sold its interest in two consolidated real estate joint ventures to AXA France for a total purchase price of approximately $143 million, which resulted in a pre-tax loss of $0.2 million and the elimination of $202 million of long-term debt from the Company’s consolidated balance sheets at December 31, 2018.

Revenues and Expenses for 2019, 2018 and 2017

The table below summarizes the fees received/paid by the Company and the expenses reimbursed to/from the Company in connection with certain services described above for the years ended December 31, 2019, 2018 and 2017.

	Years ended December 31,
	2019	2018	2017
	(in millions)
Revenue received or accrued for:
Investment management and administrative services provided to EQAT, Equitable Premier VIP Trust, 1290 Funds and Other AXA Trusts	$669	$727	$720
General services provided to affiliates(1)	460	463	439
Amounts received or accrued for commissions and fees earned for sale of Equitable America’s insurance products	39	44	45

Total	$1,167	$1,234	$1,204

Expenses paid or accrued for:
Paid or accrued commission and fee expenses for sale of insurance products by AXA Equitable Distribution	$573	$613	$608
General services provided by affiliates(1)	76	109	186
Investment management services provided by AXA IM, AXA REIM and AXA Rosenberg	5	2	5

Total	$654	$724	$799

(1)	Includes AXA Affiliates and affiliates of Holdings.

Contribution to the Equitable Foundation

In November 2019, Equitable Life made a $25 million funding contribution to the Equitable Foundation. The Equitable Foundation is the philanthropic arm of Equitable Life.

13)	EMPLOYEE BENEFIT PLANS

Equitable Life sponsors the following employee benefit plans:

401(k) Plan

Equitable Life sponsors the AXA Equitable 401(k) Plan, a qualified defined contribution plan for eligible employees and financial professionals. The plan provides for both a company contribution and a discretionary profit-sharing contribution. Expenses associated with this 401(k) Plan were $22 million, $19 million and $15 million for the years ended December 31, 2019, 2018 and 2017, respectively. In December 2018 the Company announced a 3% Company match for the AXA Equitable 401(k) Plan beginning January 1, 2019. This match will supplement the existing Company contribution on eligible compensation.

Pension Plan

Equitable Life also sponsors the AXA Equitable Retirement Plan (the “AXA Equitable QP”), a frozen qualified defined benefit pension plan covering its eligible employees and financial professionals. This pension plan is non-contributory, and its benefits are generally based on a cash balance formula and/or, for certain participants, years of service and average income over a specified period in the plan. Effective December 31, 2015, primary liability for the obligations of Equitable Life under the AXA Equitable QP was transferred from Equitable Life to AXA Financial, and upon the merger of AXA Financial into Holdings, Holdings assumes primary liability under terms of an Assumption Agreement. Equitable Life remains secondarily liable for its obligations under the AXA Equitable QP and would recognize such liability in the event Holdings does not perform under the terms of the Assumption Agreement.

The AXA Equitable QP is not governed by a collective-bargaining agreement and is not under a financial improvement plan or a rehabilitation plan. For the years ended December 31, 2019, 2018 and 2017, expenses related to the plan were $21 million, $60 million and $27 million, respectively.

The following table presents the funded status of the plan:

	As of December 31,
	2019	2018
	(in millions)
Legal Name of Plan: AXA Equitable Retirement Plan EIN# 13-5570651
Total Plan Assets	$2,159	$1,993

Accumulated Benefit Obligation	$2,160	$2,039

Funded Status	99.9%	97.8%

Other Benefit Plans

Equitable Life also sponsors a non-qualified retirement plan, a medical and life retiree plan, a post-employment plan and deferred compensation plan. The expenses related to these plans were $47 million, $70 million and $37 million for the years ended December 31, 2019, 2018 and 2017, respectively.

14)	SHARE-BASED COMPENSATION PROGRAMS

Compensation costs for 2019, 2018 and 2017 for share-based payment arrangements as further described herein are as follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Performance Shares	$10	$12	$18
Stock Options	3	2	1
AXA Shareplan	—	—	9
Restricted Stock Unit Awards	15	16	2
Other Compensation Plans(1)	—	—	—

Total Compensation Expenses	$28	$30	$30

(1)	Includes stock appreciation rights and employee stock purchase plans.

Since 2018, Holdings has granted equity awards under the Equitable Holdings, Inc. 2018 Omnibus Incentive Plan (the “2018 Omnibus Plan”) and the Equitable Holdings, Inc. 2019 Omnibus Incentive Plan (the “2019 Omnibus Plan”) which were adopted by Holdings on April 25, 2018 and February 28, 2019 respectively. Awards under the 2018 and 2019 Omnibus Plans are linked to Holdings’ common stock. As of December 31, 2019, the common stock reserved and available for issuance under the 2018 and 2019 Omnibus Plans was 12.5 million shares. Holdings may issue new shares or use common stock held in treasury for awards linked to Holdings’ common stock.

Equitable Life’s Participation in Holdings’ Equity Award Plans

Equitable Life’s employees, financial professionals and directors in 2019 and 2018 were granted equity awards under the 2019 and 2018 Omnibus Plans with the exception of the Holdings restricted stock units (“Holdings RSUs”) granted to financial professionals in 2018. All grants discussed in this section will be settled in shares of Holdings’ common stock except for the RSUs granted to financial professionals in 2019 and 2018 which will be settled in cash.

For awards with graded vesting schedules and service-only vesting conditions, including Holdings RSUs and other forms of share-based payment awards, Holdings applies a straight-line expense attribution policy for the recognition of compensation cost. Actual forfeitures with respect to the 2019 and 2018 grants were considered immaterial in the recognition of compensation cost.

Annual Awards Under 2019 and 2018 Equity Programs

Each year, the Compensation Committee of the Holdings’ Board of Directors approves an equity-based award program with awards under the program granted at its regularly scheduled meeting in February. Annual awards under Holdings’

2019 and 2018 equity programs consisted of a mix of equity vehicles including Holdings restricted stock units (“RSUs”), Holdings stock options and Holdings performance shares. If Holdings pays any ordinary dividend in cash, all outstanding Holdings RSUs and performance shares will accrue dividend equivalents in the form of additional Holdings RSUs or performance shares to be settled or forfeited consistent with the terms of the related award.

Holdings RSUs

Holdings RSUs granted to Equitable Life employees under the 2019 and 2018 equity programs vest ratably in equal annual installments over a three-year period. The fair value of the awards was measured using the closing price of the Holdings share on the grant date, and the resulting compensation expense will be recognized over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible, but not less than one year.

Cash-settled Holdings RSUs granted to eligible Equitable Life financial professionals under the 2019 and 2018 equity programs vest ratably in equal installments over a three-year period. The cash payment for each RSU will equal the average closing price for a Holdings share on the NYSE over the 20 trading days immediately preceding the vesting date. These awards are liability-classified and require fair value remeasurement based upon the price of a Holdings share at the close of each reporting period.

Holdings Stock Options

Holdings stock options granted to Equitable Life employees under the 2019 and 2018 equity programs have a three-year graded vesting schedule, with one-third vesting on each of the three anniversaries. The total grant date fair value of Holdings stock options will be charged to expense over the shorter of the vesting period or the period up to the date at which the participant becomes retirement eligible, but not less than one year.

Holdings Performance Shares

Holdings performance shares granted to Equity Life’s employees under the 2019 and 2018 equity programs are subject to performance conditions and a three-year cliff-vesting. The performance shares consist of two distinct tranches; one based on Holding’s return-on-equity targets (the “ROE Performance Shares”) and the other based on the Holdings’ relative total shareholder return targets (the “TSR Performance Shares”), each comprising approximately one-half of the award. Participants may receive from 0% to 200% of the unearned performance shares granted. The grant-date fair value of the ROE Performance Shares will be established once all of Holdings’ applicable Non-GAAP ROE targets are determined and approved.

The grant-date fair value of the TSR Performance Shares was measured using a Monte Carlo approach. Under the Monte Carlo approach, stock returns were simulated for Holdings and the selected peer companies to estimate the payout percentages established by the conditions of the award. The aggregate grant-date fair value of the unearned TSR Performance Shares will be recognized as compensation expense over the shorter of the cliff-vesting period or the period up to the date at which the participant becomes retirement eligible, but not less than one year.

Director Awards

Holdings granted unrestricted Holdings shares to non-employee directors of Holdings, Equitable Life in 2019 and 2018. The fair value of these awards was measured using the closing price of Holdings shares on the grant date. These awards immediately vest and all compensation expense is recognized at the grant date.

One-Time Awards Granted in 2018

Transaction Incentive Awards

On May 9, 2018, coincident with the IPO, Holdings granted one-time “Transaction Incentive Awards” to executive officers and certain other R&P employees in the form of 722 thousand Holdings RSUs. Fifty percent of the Holdings RSUs will vest based on service over a two-year period from the IPO date (the “Service Units”), and fifty percent t will vest based on service and a market condition (the “Performance Units”). The market condition is based on share price growth of at least 130% or 150% within a two or five-year period, respectively. If the market condition is not achieved, 50% of the Performance Units may still vest based on five years of continued service and the remaining Performance Units will be forfeited.

The grant-date fair value of half of the Performance Units, was at the $20 IPO price for a Holdings share as employees are still able to vest in these awards even if the share price growth targets are not achieved. The resulting compensation expense is recognized over the five-year requisite service period. The grant-date fair value of $16.47 was used to value the remaining half of the Performance Units that are subject to risk of forfeiture for non-achievement of the Holdings share price conditions. The grant date fair value was measured using Monte Carlo simulation from which a five-year requisite service period was derived, representing the median of the distribution of stock price paths on which the market condition is satisfied.

Special IPO Grant

Also, on May 9, 2018, Holdings made a grant of 357 thousand Holdings RSUs to Equitable Life employees and financial professionals, or 50 restricted stock units to each eligible individual, that cliff vested on November 9, 2018. The grant-date fair value of the award was measured using the $20 IPO price for a Holdings share and all compensation expense was recognized as of November 9, 2018.

Prior Equity Award Grants and Settlements

In 2017 and prior years, equity awards for employees, financial professional and directors were available under the umbrella of AXA’s global equity program. Accordingly, equity awards granted in 2017 and prior years were linked to AXA’s stock.

Employees were granted AXA ordinary share options each year under the AXA Stock Option Plan for AXA Financial Employees and Associates (the “Stock Option Plan”). There is no limitation in the Stock Option Plan on the number of shares that may be issued pursuant to option or other grants.

Employees were also granted AXA performance shares under the AXA International Performance Shares Plan established for each year (the “Performance Share Plan”) and financial professionals were granted performance units under the AXA Advisors Performance Unit Plan established for each year.

The fair values of these prior awards are measured at the grant date by reference to the closing price of the AXA ordinary share, and the result, as adjusted for achievement of performance targets and pre-vesting forfeitures, generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. Remeasurements of fair value for subsequent price changes until settlement are made only for performance unit awards that are settled in cash. The fair value of performance units earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2019 and 2018 was $43 million and $32 million, respectively.

2017 Performance Shares Grant

Under the terms of the 2017 Performance Share Plan, AXA awarded performance shares to Equitable Life employees. The extent to which 2017-2019 cumulative performance targets measuring the performance of AXA and select businesses are achieved will determine the number of performance shares earned. For all Equitable Life employees, the number of performance shares earned may vary between 0% and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the fourth anniversary of the award date.

2017 Performance Units Grant

Under the terms of the AXA Advisors Performance Unit Plan performance units were granted to Equitable Life financial professionals. The performance units will be cash settled and are remeasured until settlement of the awards. The performance units will be earned based on meeting pre-established performance metrics tied to achievement of specific sale and earnings goals. For all awards, the number of performance units earned may vary between 0% and 130% of the number of performance units at stake. The performance units earned during this performance period will vest and be settled on the fourth anniversary of the award date.

2017 Stock Options Grant

On June 21, 2017, 0.5 million options to purchase AXA ordinary shares were granted to Equitable Life employees under the terms of the Stock Option Plan with a ten-year term. All of those options have a five-year graded schedule, with one-third vesting on each of the third, fourth, and fifth anniversaries of the grant date. Of the total awarded on June 21, 2017, 0.3 million are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period.

Other Grants

Prior to the IPO, non-officer directors of Holdings and certain subsidiaries were granted restricted AXA ordinary shares (prior to 2011, AXA ADRs) and unrestricted AXA ordinary shares (prior to March 15, 2010, AXA ADRs) annually under The Equity Plan for Directors.

The Company has also granted AXA restricted stock units (“AXA RSUs”) to certain executives. The AXA RSUs are phantom AXA ordinary shares that, once vested, entitle the recipient to a cash payment based on the average closing price of the AXA ordinary share over the twenty trading days immediately preceding the vesting date.

Summary of Stock Option Activity

A summary of activity in the AXA and Holdings option plans during 2019 follows:

	Options Outstanding
	EQH Shares		AXA Ordinary Shares		AXA ADRs(2)
	Number Outstanding (In 000’s)	Weighted Average Exercise Price	Number Outstanding (In 000’s)	Weighted Average Exercise Price	Number Outstanding (In 000’s)	Weighted Average Exercise Price

Options Outstanding at January 1, 2019	835	$21.34	2,609	€18.20	15	$15.37
Options granted	1,251	$18.74	156	€21.60	—	$—
Options exercised	23	$21.34	856	€16.40	15	$15.37
Options forfeited, net	133	$20.29	182	€19.72	—	$—
Options expired	—	$—	—	€—	—	$—

Options Outstanding at December 31, 2019	1,930	$19.73	1,727	€20.09	—	$—

Aggregate Intrinsic Value(1)		$9,755		€8,661		$—

Weighted Average Remaining Contractual Term (in years)	8.85		5.20		—

Options Exercisable at December 31, 2019	250	$21.34	1,527	€19.74	—	$—

Aggregate Intrinsic Value(1)		$859		€8,207		$—

Weighted Average Remaining Contractual Term (in years)	8.43		4.85		—

(1)

Aggregate intrinsic value, presented in thousands, is calculated as the excess of the closing market price on December 31, 2019 of the respective underlying shares over the strike prices of the option awards. For awards with strike prices higher then market prices, intrinsic value is shown as zero.

(2)

AXA ordinary shares will be delivered to participants in lieu of AXA ADRs at exercise or maturity. For the purpose of estimating the fair value of Holdings and AXA stock option awards, the Black-Scholes is used. A Monte-Carlo simulation approach was used to model the fair value of the conditional vesting feature of the awards of options to purchase Holdings and AXA ordinary shares. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2019, 2018 and 2017.

	EQH Shares(1)		AXA Ordinary Shares(2)
	2019	2018	2019	2018	2017

Dividend yield	2.77%	2.44%	NA	NA	6.49%
Expected volatility	25.70%	25.40%	NA	NA	26.6%
Risk-free interest rates	2.49%	2.83%	NA	NA	0.33%
Expected life in years	5.8	9.7	NA	NA	8.1
Weighted average fair value per option at grant date	$3.82	$4.61	NA	NA	$2.06

(1)

The expected volatility is based on historical selected peer data, the weighted average expected term is determined by using the simplified method due to lack of sufficient historical data, the expected dividend yield based on Holdings’ expected annualized dividend, and the risk-free interest rate is based on the U.S. Treasury bond yield for the appropriate expected term.

(2)

The expected AXA dividend yield is based on market consensus. AXA share price volatility is estimated on the basis of implied volatility, which is checked against an analysis of historical volatility to ensure consistency. The risk-free interest rate is based on the Euro Swap Rate curve for the appropriate term. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historical data.

As of December 31, 2019, approximately $0.4 million of unrecognized compensation cost related to AXA unvested stock option awards is expected to be recognized by the Equitable Life over a weighted-average period of 0.7 years. Approximately $3 million of unrecognized compensation cost related to Holdings unvested stock option awards is expected to be recognized by the Equitable Life over a weighted average period of 0.8 years.

Restricted Awards

The market price of a Holdings share is used as the basis for the fair value measure of a Holdings RSU. For purposes of determining compensation cost for stock-settled Holdings RSUs, fair value is fixed at the grant date until settlement, absent modification to the terms of the award. For liability-classified cash-settled Holdings and AXA RSUs, fair value is remeasured at the end of each reporting period.

At December 31, 2019, approximately 1.8 million Holdings RSUs and AXA ordinary share unit awards remain unvested. Unrecognized compensation cost related to these awards totaled approximately $19 million and is expected to be recognized over a weighted-average period of 1.08 years.

Following table summarizes Holdings restricted share units and AXA ordinary share unit activity for 2019.

	Shares of Holdings Restricted Stock	Weighted Average Grant Date Fair Value	Shares of AXA Restricted Stock	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2019	1,259,059	$21.00	48,334	$20.38
Granted	1,007,057	$18.22	—	$—
Forfeited	125,915	$19.74	—	$—
Vested	334,900	$20.51	29,054	$21.35

Unvested as of December 31, 2019	1,805,301	$19.35	19,280	$19.20

Performance Awards

At December 31, 2019, approximately 2.5 million Holdings and AXA performance awards remain unvested. Unrecognized compensation cost related to these awards totaled approximately $10 million and is expected to be recognized over a weighted-average period of 0.64 years.

The following table summarizes Holdings and AXA performance awards activity for 2019.

	Shares of Holdings Performance Awards	Weighted- Average Grant Date Fair Value	Shares of AXA Performance Awards	Weighted- Average Grant Date Fair Value
Unvested as of January 1, 2019	166,552	$23.17	3,159,577	$20.10
Granted	243,041	$19.67	149,757	$20.70
Forfeited	25,952	$21.77	210,329	$20.20
Vested	—	$—	944,945	$20.23

Unvested as of December 31, 2019	383,641	$21.05	2,154,059	$20.08

Employee Stock Purchase Plans

Holdings Stock Purchase Plan

Under the Equitable Holdings, Inc. Stock Purchase Program (“SPP”) participants are able to contribute up to 100% of their eligible compensation and receive a matching contribution in cash equal to 15% of their payroll contribution, which is used to purchase Holdings shares. Purchases are made at the end of each month at the prevailing market rate.

AXA Shareplan 2017

In 2017, eligible employees of participating AXA subsidiaries were offered the opportunity to purchase newly issued AXA ordinary shares, subject to plan limits, under the terms of AXA Shareplan 2017. Investment Option A permitted participants to purchase AXA ordinary shares at a 20% formula discounted price of €20.19 per share. Investment Option B permitted participants to purchase AXA ordinary shares at an 8.98% formula discounted price of €22.96 per share on a leveraged basis with a guaranteed return of initial investment plus a portion of any appreciation in the undiscounted value of the total shares purchased. All subscriptions became binding and irrevocable on October 17, 2017.

15)	INCOME TAXES

A summary of the income tax (expense) benefit in the consolidated statements of income (loss) follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Income tax (expense) benefit:
Current (expense) benefit	$295	$234	$(6)
Deferred (expense) benefit	289	212	1,216

Total	$584	$446	$1,210

The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and noncontrolling interest by the expected Federal income tax rate of 21%, 21% and 35% for 2019, 2018 and 2017, respectively. The sources of the difference and their tax effects are as follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)

Expected income tax (expense) benefit	$510	$311	$(542)
Noncontrolling interest	1	(1)	—
Non-taxable investment income	73	104	241
Tax audit interest	(14)	(11)	(6)
State income taxes	(2)	(1)	(3)
Tax settlements/uncertain tax position release	12	—	221
Change in tax law	—	46	1,308
Other	4	(2)	(9)

Income tax (expense) benefit	$584	$446	$1,210

In accordance with Staff Accounting Bulletin No. 118 (“SAB 118”), the Company recorded provisional estimates for the income tax effects of the Tax Cuts and Jobs Act (the “Tax Reform Act”) in 2017 and refined those estimates in 2018. The impact of the Tax Reform Act primarily related to the revaluation of deferred tax assets and liabilities.

During the second quarter of 2017, the Company agreed to the Internal Revenue Service’s Revenue Agent’s Report for its consolidated 2008 and 2009 Federal corporate income tax returns. The impact on the Company’s financial statements and unrecognized tax benefits was a tax benefit of $221 million.

The components of the net deferred income taxes are as follows:

	As of December 31,
	2019		2018
	Assets	Liabilities	Assets	Liabilities
	(in millions)

Compensation and related benefits	$51	$—	$47	$—
Net operating loss	44	—	239	—
Reserves and reinsurance	944	—	16	—
DAC	—	716	—	864
Unrealized investment gains (losses)	—	639	123	—
Investments	640	—	622	—
Tax credits	—	—	314	—
Other	—	73	14	—

Total	$1,679	$1,428	$1,375	$864

The Company had $314 million of AMT credits for the year ended December 31, 2018 and expects those credits to be currently utilized or refunded.

A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)

Balance at January 1,	$273	$205	$444
Additions for tax positions of prior years	24	98	28
Reductions for tax positions of prior years	—	(30)	(234)
Settlements with tax authorities	—	—	(33)

Balance at December 31,	$297	$273	$205

Unrecognized tax benefits that, if recognized, would impact the effective rate	$222	$202	$172

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2019 and 2018 were $55 million and $41 million, respectively. For 2019, 2018 and 2017, respectively, there were $14 million, $18 million and $(44) million in interest expense (benefit) related to unrecognized tax benefits.

It is reasonably possible that the total amount of unrecognized tax benefits will change within the next 12 months due to the conclusion of IRS proceedings and the addition of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

As of December 31, 2019, tax years 2010 and subsequent remain subject to examination by the IRS.

16)	EQUITY

AOCI represents cumulative gains (losses) on items that are not reflected in income (loss). The balances for the past three years follow:

	December 31,
	2019	2018	2017
	(in millions)

Unrealized gains (losses) on investments(1)	$1,597	$(484)	$581
Defined benefit pension plans(2)	(5)	(7)	(51)

Total accumulated other comprehensive income (loss) from continuing operations	1,592	(491)	530

Less: Accumulated other comprehensive income (loss) attributable to discontinued operations, net of noncontrolling interest	—	—	(68)

Accumulated other comprehensive income (loss) attributable to Equitable Life	$1,592	$(491)	$598

(1)	2018 includes a $86 million decrease to Accumulated other comprehensive loss from the impact of adoption of ASU 2018-02.
(2)	2018 includes a $3 million increase to Accumulated other comprehensive loss from the impact of adoption of ASU 2018-02.

The components of OCI, net of taxes for the years ended December 31, 2019, 2018 and 2017, net of tax, follow:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Change in net unrealized gains (losses) on investments:
Net unrealized gains (losses) arising during the year(3)	$3,052	$(1,663)	$741
(Gains) losses reclassified to Net income (loss) during the year(1)	(160)	(4)	8

Net unrealized gains (losses) on investments	2,892	(1,667)	749
Adjustments for policyholders’ liabilities, DAC, insurance liability loss recognition and other	(811)	437	(165)

Change in unrealized gains (losses), net of adjustments (net of deferred income tax expense (benefit) of $547, $(310), and $244)	2,081	(1,230)	584

Change in defined benefit plans:
Reclassification to Net income (loss) of amortization of net prior service credit included in net periodic cost(2)	2	(4)	(5)

Change in defined benefit plans (net of deferred income tax expense (benefit) of $0, $0, and $(2))	2	(4)	(5)

Total other comprehensive income (loss), net of income taxes from continuing operations	2,083	(1,234)	579
Other comprehensive income (loss) from discontinued operations, net of income taxes(3)	—	—	23

Other comprehensive income (loss) attributable to Equitable Life	$2,083	$(1,234)	$602

(1)

See “Reclassification adjustments” in Note 3. Reclassification amounts presented net of income tax expense (benefit) of $(43) million, $(1) million and $(5) million for the years ended December 31, 2019, 2018 and 2017, respectively.

(2)

These AOCI components are included in the computation of net periodic costs (see “Employee Benefit Plans” in Note 13). Reclassification amounts presented net of income tax expense (benefit) of $0 million, $0 million and $2 million for the years ended December 31, 2019, 2018 and 2017, respectively.

(3)	Includes reclassification related to Discontinued Operations in 2017.

Investment gains and losses reclassified from AOCI to Net income (loss) primarily consist of realized gains (losses) on sales and OTTI of AFS securities and are included in Total investment gains (losses), net on the consolidated statements of income (loss). Amounts reclassified from AOCI to Net income (loss) as related to defined benefit plans primarily consist of amortizations of net (gains) losses and net prior service cost (credit) recognized as a component of net periodic cost and reported in Compensation and benefits in the consolidated statements of income (loss). Amounts presented in the table above are net of tax.

17)	COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

Litigation, regulatory and other loss contingencies arise in the ordinary course of the Company’s activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek, or they may be required only to state an amount sufficient to meet a court’s jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including, among other things, insurers’ sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, cost of insurance increases, payments of death benefits and the reporting and escheatment of unclaimed property, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict, and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company’s financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company’s litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2019, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date to be up to approximately $100 million.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company’s accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

In August 2015, a lawsuit was filed in Connecticut Superior Court, Judicial Division of New Haven entitled Richard T. O’Donnell, on behalf of himself and all others similarly situated v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action on behalf of all persons who purchased variable annuities from Equitable Life, which were subsequently subjected to the volatility management strategy and who suffered injury as a result thereof. Plaintiff asserts a claim for breach of contract alleging that Equitable Life implemented the volatility management strategy in violation of applicable law. Plaintiff seeks an award of damages individually and on a class-wide basis, and costs and disbursements, including attorneys’ fees, expert witness fees and other costs. In November 2015, the Connecticut Federal District Court transferred this action to the United States District Court for the Southern District of New York. In March 2017, the Southern District of New York granted Equitable Life’s motion to dismiss the complaint. In April 2017, the plaintiff filed a notice of appeal. In April 2018, the United States Court of Appeals for the Second Circuit reversed the trial court’s decision with instructions to remand the case to Connecticut state court. In September 2018, the Second Circuit issued its mandate, following Equitable Life’s notification to the court that it would not file a petition for writ of certiorari. The case was transferred in December 2018 and is pending in Connecticut Superior Court, Judicial District of Stamford. We are vigorously defending this matter.

In February 2016, a lawsuit was filed in the United States District Court for the Southern District of New York entitled Brach Family Foundation, Inc. v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action brought on behalf of all owners of universal life (“UL”) policies subject to Equitable Life’s COI rate increase. In early 2016, Equitable Life raised COI rates for certain UL policies issued between 2004 and 2007, which had both issue ages 70 and above and a current face value amount of $1 million and above. A second putative class action was filed in Arizona in 2017 and consolidated with the Brach matter. The current consolidated amended class action complaint alleges the following claims: breach of contract; misrepresentations by Equitable Life in violation of Section 4226 of the New York Insurance Law; violations of New York General Business Law Section 349; and violations of the California Unfair Competition Law, and the California Elder Abuse Statute. Plaintiffs seek; (a) compensatory damages, costs, and, pre- and post-judgment interest; (b) with respect to their claim concerning Section 4226, a penalty in the amount of premiums paid by the plaintiffs and the putative class; and (c) injunctive relief and attorneys’ fees in connection with their statutory claims. Five other federal actions challenging the COI rate increase are also pending against Equitable Life and have been coordinated with the Brach action for the purposes of pre-trial activities. They contain allegations similar to those in the Brach action as well as additional allegations for violations of various states’ consumer protection statutes and common law fraud. Three actions are also pending against Equitable Life in New York state court. Equitable Life is vigorously defending each of these matters.

Obligations under Funding Agreements

As a member of the FHLBNY, Equitable Life has access to collateralized borrowings. It also may issue funding agreements to the FHLBNY. Both the collateralized borrowings and funding agreements would require Equitable Life to pledge qualified mortgage-backed assets and/or government securities as collateral. Equitable Life issues short-term funding agreements to the FHLBNY and uses the funds for asset, liability, and cash management purposes. Equitable Life issues long-term funding agreements to the FHLBNY and uses the funds for spread lending purposes.

Entering into FHLBNY membership, borrowings and funding agreements requires the ownership of FHLBNY stock and the pledge of assets as collateral. Equitable Life has purchased FHLBNY stock of $322 million and pledged collateral with a carrying value of $9.8 billion as of December 31, 2019.

Funding agreements are reported in Policyholders’ account balances in the consolidated balance sheets. For other instruments used for asset/liability and cash management purposes, see “Derivative and offsetting assets and liabilities” included in Note 4. The table below summarizes the Company’s activity of funding agreements with the FHLBNY.

Change in FHLBNY Funding Agreements during the Years Ended December 31, 2019 and 2018

	Outstanding Balance at December 31, 2018	Issued During the Period	Repaid During the Period	Long-term Agreements Maturing Within One Year	Outstanding Balance at December 31, 2019
	(in millions)
Short-term funding agreements:
Due in one year or less	$1,640	$29,330	$26,420	$58	$4,608
Long-term funding agreements:
Due in years two through five	1,569	—	—	77	1,646
Due in more than five years	781	—	—	(135)	646

Total long-term funding agreements	2,350	—	—	(58)	2,292

Total funding agreements(1)	$3,990	$29,330	$26,420	$—	$6,900

	Outstanding Balance at December 31, 2017	Issued During the Period	Repaid During the Period	Long-term Agreements Maturing Within One Year	Outstanding Balance at December 31, 2018
	(in millions)
Short-term funding agreements:
Due in one year or less	$500	7,980	$6,990	$150	$1,640
Long-term funding agreements:
Due in years two through five	1,621	—	—	(52)	1,569
Due in more than five years	879	—	—	(98)	781

Total long-term funding agreements	2,500	—	—	(150)	2,350

Total funding agreements(1)	$3,000	$7,980	$6,990	$—	$3,990

(1)

The $9 million, $11 million and $14 million difference between the funding agreements carrying value shown in fair value table for 2019, 2018 and 2017, respectively, reflects the remaining amortization of a hedge implemented and closed, which locked in the funding agreements’ borrowing rates.

Guarantees and Other Commitments

The Company provides certain guarantees or commitments to affiliates and others. At December 31, 2019, these arrangements include commitments by the Company to provide equity financing of $1 billion (including $225 million with affiliates ) to certain limited partnerships and real estate joint ventures under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

The Company is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, the Company owns single premium annuities issued by previously wholly-owned life insurance subsidiaries. The Company has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly-owned subsidiaries be unable to meet their obligations. Management believes the need for the Company to satisfy those obligations is remote.

The Company had $17 million of undrawn letters of credit related to reinsurance at December 31, 2019. The Company had $260 million of commitments under existing mortgage loan agreements at December 31, 2019.

Pursuant to certain assumption agreements (the “Assumption Agreements”), AXA Financial legally assumed primary liability from Equitable Life for all current and future liabilities of Equitable Life under certain employee benefit plans that provide participants with medical, life insurance and deferred compensation benefits as well as under the AXA Equitable Retirement plan, a frozen qualified pension plan. Equitable Life remains secondarily liable for its obligations under these plans and would recognize such liabilities in the event AXA Financial does not perform under the terms of the Assumption

Agreements. On October 1, 2018, AXA Financial merged with and into its direct parent, Holdings, with Holdings continuing as the surviving entity. See Note 1 for further information.

18)	INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

For 2019, 2018 and 2017, respectively, Equitable Life’s statutory net income (loss) totaled $3.9 billion, $3.1 billion and $748 million. Statutory surplus, Capital stock and Asset Valuation Reserve (“AVR”) totaled $8.7 billion and $7.9 billion at December 31, 2019 and 2018, respectively. At December 31, 2019, Equitable Life, in accordance with various government and state regulations, had $58 million of securities on deposit with such government or state agencies.

In 2019, Equitable Life paid to its direct parent which subsequently distributed such amount to Holdings an ordinary shareholder dividend of $1.0 billion. In 2018, Equitable Life paid to its direct parent which subsequently distributed such amount to Holdings an ordinary shareholder dividend of $1.1 billion. Also, in 2018, Equitable Life transferred its interests in ABLP, AB Holding and the General Partner to Alpha Units Holdings, Inc., a newly formed subsidiary, and distributed the shares of that subsidiary to its direct parent which subsequently distributed such shares to Holdings (the “AB Ownership Transfer”). The AB Ownership transfer was considered an extraordinary dividend of $1.7 billion representing the equity value of Alpha Units Holdings, Inc. In connection with the AB Ownership Transfer, Equitable Life paid an extraordinary cash dividend of $572 million and issued a surplus note to Holdings in the same amount. Equitable Life repaid the outstanding principal balance of the surplus note in March 2019.

Dividend Restrictions

As a domestic insurance subsidiary regulated by the insurance laws of New York State, Equitable Life is subject to restrictions as to the amounts the Company may pay as dividends and amounts the Company may repay of surplus notes to Holdings.

New York State insurance law provides that a stock life insurer may not, without prior approval of the New York State Department of Financial Services (“NYDFS”), pay a dividend to its stockholders exceeding an amount calculated under one of two standards (the “Standards”). The first standard allows payment of an ordinary dividend out of the insurer’s earned surplus (as reported on the insurer’s most recent annual statement) up to a limit calculated pursuant to a statutory formula, provided that the NYDFS is given notice and opportunity to disapprove the dividend if certain qualitative tests are not met (the “Earned Surplus Standard”). The second standard allows payment of an ordinary dividend up to a limit calculated pursuant to a different statutory formula without regard to the insurer’s earned surplus. Dividends exceeding these prescribed limits require the insurer to file a notice of its intent to declare the dividends with the NYDFS and prior approval or non-disapproval from the NYDFS.

In applying the Standards, Equitable Life could pay ordinary dividends up to approximately $2.4 billion during 2020.

Intercompany Reinsurance

The company receives statutory reserve credits for reinsurance treaties with EQ AZ Life Re to the extent EQ AZ Life Re holds assets in an irrevocable trust (the “EQ AZ Life Re Trust”). As of December 31, 2019, EQ AZ Life Re holds $1.2 billion of assets in the EQ AZ Life Re Trust and letters of credit of $2.1 billion that are guaranteed by Holdings. Under the reinsurance transactions, EQ AZ Life Re is permitted to transfer assets from the EQ AZ Life Re Trust under certain circumstances. The level of statutory reserves held by EQ AZ Life Re fluctuate based on market movements, mortality experience and policyholder behavior. Increasing reserve requirements may necessitate that additional assets be placed in trust and/or additional letters of credit be secured, which could adversely impact EQ AZ Life Re’s liquidity.

Prescribed and Permitted Accounting Practices

At December 31, 2019 and for the year then ended, there were no differences in net income (loss) and capital and surplus resulting from practices prescribed and permitted by NYDFS and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2019.

The Company cedes a portion of their statutory reserves to EQ AZ Life Re, a captive reinsurer, as part of the Company’s capital management strategy. EQ AZ Life Re prepares financial statements in a special purpose framework for statutory reporting.

Differences between Statutory Accounting Principles and U.S. GAAP

Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from U.S. GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles (“SAP”) and total equity under U.S. GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders’ account balances under SAP differ from U.S. GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under U.S. GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with limited recognition of deferred tax assets while under U.S. GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and U.S. GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) reporting the surplus notes as a component of surplus in SAP but as a liability in U.S. GAAP; (g) computer software development costs are capitalized under U.S. GAAP but expensed under SAP; (h) certain assets, primarily prepaid assets, are not admissible under SAP but are admissible under U.S. GAAP; and (i) cost of reinsurance which is recognized as expense under SAP and amortized over the life of the underlying reinsured policies under U.S. GAAP.

19)	DISCONTINUED OPERATIONS

Distribution of AllianceBernstein to Holdings

Effective December 31, 2018, the Company and its subsidiaries transferred all economic interests in the business of AB to a newly created entity, Alpha Unit Holdings, LLC (“Alpha”). The Company distributed all equity interests in Alpha to AXA Equitable Financial Services, LLC, a wholly-owned subsidiary of Holdings. The AB transfer and subsequent distribution of Alpha equity interests (“the AB Business Transfer”) removed the authority to control the business of AB and as such AB’s operations are now reflected as a discontinued operation in the Company’s consolidated financial statements in all periods presented. Prior to the fourth quarter of 2018, the Company reported the operations of AB as its Investment Management and Research segment.

In connection with the transfer, the Company paid an extraordinary dividend in cash to Holdings in the amount of $572 million. The Company also issued a one-year senior surplus note to Holdings for $572 million that was repaid on March 5, 2019. See Note 12 for details of the senior surplus note.

Transactions Prior to Distribution

Intercompany transactions prior to the AB Business Transfer between the Company and AB were eliminated and excluded from the consolidated statements of income (loss) and consolidated balance sheets.

The table below presents AB’s revenues recognized in 2018 and 2017, disaggregated by category:

	Years Ended December 31,
	2018	2017
	(in millions)
Investment management, advisory and service fees:
Base fees	$2,156	$2,025
Performance-based fees	118	95
Research services	439	450
Distribution services	419	412
Other revenues:
Shareholder services	76	75
Other	35	42

Total investment management and service fees	$3,243	$3,099

Transactions Ongoing after Distribution

After the AB Business Transfer, services provided by AB will consist primarily of an investment management service agreement and will be included in investment expenses and identified as a related party transaction.

Discontinued Operations

The following table presents the amounts related to the Net income (loss) of AB that has been reflected in Discontinued operations:

	Years Ended December 31,
	2018	2017
	(in millions)
REVENUES
Net derivative gains (losses)	$12	$(24)
Net investment income (loss)	24	142
Investment management and service fees	3,243	3,099
Other income	—	—

Total revenues	$3,279	$3,217

BENEFITS AND OTHER DEDUCTIONS
Compensation and benefits	$1,370	$1,307
Commissions and distribution related payments	427	415
Interest expense	8	6
Other operating costs and expenses	727	789

Total benefits and other deductions	2,532	2,517

Income (loss) from discontinued operations, before income taxes	747	700
Income tax (expense) benefit	(69)	(82)

Net income (loss) from discontinued operations, net of taxes	678	618
Less: Net (income) loss attributable to the noncontrolling interest	(564)	(533)

Net income (loss) from discontinued operations, net of taxes and noncontrolling interest	$114	$85

20)	REDEEMABLE NONCONTROLLING INTEREST

The changes in the components of redeemable noncontrolling interests were:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Balance, beginning of period	$39	$25	$10
Net earnings (loss) attributable to redeemable noncontrolling interests	5	(2)	1
Purchase/change of redeemable noncontrolling interests	(5)	16	14

Balance, end of period	$39	$39	$25

21)	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The unaudited quarterly financial information for the years ended December 31, 2019 and 2018 are summarized in the table below:

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in millions)
2019
Total revenues	$690	$2,071	$1,946	$441

Total benefits and other deductions	$1,680	$1,753	$2,383	$1,762

Net income (loss)	$(828)	$265	$(262)	$(1,021)

2018
Total revenues	$1,139	$1,621	$27	$4,164

Total benefits and other deductions	$1,512	$4,278	$763	$1,879

Net income (loss)	$(264)	$(2,084)	$(509)	$1,936

Net Income (Loss) Volatility

With the exception of the GMxB Unwind during the second quarter of 2018 that is further described in Note 12, the fluctuation in the Company’s quarterly Net income (loss) during 2019 and 2018 is not due to any specific events or transactions, but instead is driven primarily by the impact of changes in market conditions on the Company’s liabilities associated with GMxB features embedded in its variable annuity products, partially offset by derivatives the Company has in place to mitigate the movement in those liabilities. As those derivatives do not qualify for hedge accounting treatment, volatility in Net income (loss) result from the changes in fair value of the derivatives being recognized in the period in which they occur, with offsetting changes in the liabilities being partially recognized in the current period. An additional source of Net income (loss) volatility is the impact of the Company’s annual actuarial assumption review. See Note 2, Significant Accounting Policies — Assumption Updates, for further detail of the impact of assumption updates on Net income (loss) in 2019 and 2018.

Discontinued Operations

In addition, as further described in Note 19, as a result of the AB Business Transfer effective as of December 31, 2018, AB’s operations are now reflected as Discontinued operations in the Company’s consolidated financial statements. The financial information for prior periods presented in the consolidated financial statements have been adjusted to reflect AB as Discontinued operations.

22)	SUBSEQUENT EVENTS

None.

AXA EQUITABLE LIFE INSURANCE COMPANY

SCHEDULE I

SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES

AS OF DECEMBER 31, 2019

	Cost(1)	Fair Value	Carrying Value
	(in millions)
Fixed Maturities:
U.S. government, agencies and authorities	$14,385	$15,231	$14,385
State, municipalities and political subdivisions	584	649	584
Foreign governments	460	490	460
Public utilities	4,618	4,895	4,618
All other corporate bonds	37,729	39,569	37,729
Residential mortgage-backed	161	173	161
Asset-backed	843	844	843
Redeemable preferred stocks	498	511	498

Total fixed maturities	59,278	62,362	59,278
Mortgage loans on real estate(2)	12,090	12,317	12,090
Real estate held for the production of income	27	27	27
Policy loans	3,270	4,199	3,270
Other equity investments	1,149	1,149	1,149
Trading securities	6,376	6,598	6,598
Other invested assets	2,129	2,129	2,129

Total Investments	$84,319	$88,781	$84,541

(1)

Cost for fixed maturities represents original cost, reduced by repayments and write-downs and adjusted for amortization of premiums or accretion of discount; cost for equity securities represents original cost reduced by write-downs; cost for other limited partnership interests represents original cost adjusted for equity in earnings and reduced by distributions.

(2)	Carrying value for mortgage loans on real estate represents original cost adjusted for amortization of premiums or accretion of discount and reduced by valuation allowance.

AXA EQUITABLE LIFE INSURANCE COMPANY

SCHEDULE IV

REINSURANCE(1)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(in millions)
2019
Life insurance in-force	$392,420	$66,770	$31,699	$357,349	8.9%

Premiums:
Life insurance and annuities	$825	$99	$185	$911	20.3%
Accident and health	43	27	9	25	36.0%

Total Premiums	$868	$126	$194	$936	20.7%

2018
Life insurance in-force	$390,374	$69,768	$30,322	$350,928	8.6%

Premiums:
Life insurance and annuities	$787	$128	$177	$836	21.2%
Accident and health	49	32	9	26	34.6%

Total Premiums	$836	$160	$186	$862	21.6%

2017
Life insurance in-force	$392,926	$73,843	$30,300	$349,383	8.7%

Premiums:
Life insurance and annuities	$826	$135	$186	$877	21.2%
Accident and health	54	36	9	27	33.3%

Total Premiums	$880	$171	$195	$904	21.6%

(1)	Includes amounts related to the discontinued group life and health business.

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

FSA-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Equitable Life Insurance Company

and the Contractowners of Separate Account No. 70 of AXA Equitable Life Insurance Company

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the variable investment options of Separate Account No. 70 of AXA Equitable Life Insurance Company indicated in the table below as of December 31, 2019, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the variable investment options of Separate Account No. 70 of AXA Equitable Life Insurance Company as of December 31, 2019, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

1290 VT CONVERTIBLE SECURITIES(1)

1290 VT DOUBLELINE DYNAMIC ALLOCATION(1)

1290 VT DOUBLELINE OPPORTUNISTIC BOND(1)

1290 VT ENERGY(1)

1290 VT EQUITY INCOME(1)

1290 VT GAMCO MERGERS & ACQUISITIONS(1)

1290 VT GAMCO SMALL COMPANY VALUE(1)

1290 VT HIGH YIELD BOND(1)

1290 VT LOW VOLATILITY GLOBAL EQUITY(1)

1290 VT MICRO CAP(3)

1290 VT MODERATE GROWTH ALLOCATION(2)

1290 VT MULTI-ALTERNATIVE STRATEGIES(3)

1290 VT NATURAL RESOURCES(1)

1290 VT REAL ESTATE(1)

1290 VT SMALL CAP VALUE(3)

1290 VT SMARTBETA EQUITY(1)

1290 VT SOCIALLY RESPONSIBLE(1)

7TWELVETM BALANCED PORTFOLIO(1)

AB VPS BALANCED WEALTH STRATEGY PORTFOLIO(1)

AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO(1)

AB VPS GROWTH AND INCOME PORTFOLIO(1)

AB VPS INTERNATIONAL GROWTH PORTFOLIO(1)

AB VPS SMALL/MID CAP VALUE PORTFOLIO(1)

ALL ASSET GROWTH-ALT 20(1)

ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO(1)

AMERICAN CENTURY VP INFLATION PROTECTION FUND(1)

AMERICAN CENTURY VP LARGE COMPANY VALUE(1)

AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM(1)

AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM(1)

AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM(1)

AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM(1)

AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM(1)

AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM(1)

AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM(1)

AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®(1)

BLACKROCK GLOBAL ALLOCATION V.I. FUND(1)

BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND(1)

CHARTERSM AGGRESSIVE GROWTH(1)

CHARTERSM CONSERVATIVE(1)

CHARTERSM GROWTH(1)

CHARTERSM MODERATE(1)

CHARTERSM MODERATE GROWTH(1)

CHARTERSM MULTI-SECTOR BOND(1)

CHARTERSM SMALL CAP GROWTH(1)

CHARTERSM SMALL CAP VALUE(1)

CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO(1)

CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO(1)

CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO(1)

CLEARBRIDGE VARIABLE MID CAP PORTFOLIO(1)

DELAWARE VIP® DIVERSIFIED INCOME SERIES(1)

DELAWARE VIP® EMERGING MARKETS SERIES(1)

DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES(1)

EATON VANCE VT FLOATING-RATE INCOME FUND(1)

EQ/400 MANAGED VOLATILITY(1)

EQ/500 MANAGED VOLATILITY(1)

EQ/2000 MANAGED VOLATILITY(1)

EQ/AB DYNAMIC AGGRESSIVE GROWTH(1)

EQ/AB DYNAMIC GROWTH(1)

EQ/AB DYNAMIC MODERATE GROWTH(1)

EQ/AB SHORT DURATION GOVERNMENT BOND(1)

EQ/AB SMALL CAP GROWTH(1)

EQ/AGGRESSIVE ALLOCATION(1)

EQ/AGGRESSIVE GROWTH STRATEGY(1)

EQ/AMERICAN CENTURY MID CAP VALUE(3)

EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION(2)

EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION(2)

EQ/BALANCED STRATEGY(1)

EQ/BLACKROCK BASIC VALUE EQUITY(1)

EQ/CAPITAL GUARDIAN RESEARCH(1)

EQ/CLEARBRIDGE LARGE CAP GROWTH(1)

EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY(1)

EQ/COMMON STOCK INDEX(1)

EQ/CONSERVATIVE GROWTH STRATEGY(1)

EQ/CONSERVATIVE STRATEGY(1)

EQ/CORE BOND INDEX(1)

FSA-2

EQ/EMERGING MARKETS EQUITY PLUS(1)

EQ/EQUITY 500 INDEX(1)

EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP(3)

EQ/FIRST TRUST MODERATE GROWTH ALLOCATION(2)

EQ/FRANKLIN BALANCED MANAGED VOLATILITY(1)

EQ/FRANKLIN RISING DIVIDENDS(3)

EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY(1)

EQ/FRANKLIN STRATEGIC INCOME(3)

EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY(1)

EQ/GLOBAL BOND PLUS(1)

EQ/GLOBAL EQUITY MANAGED VOLATILITY(1)

EQ/GOLDMAN SACHS GROWTH ALLOCATION(2)

EQ/GOLDMAN SACHS MID CAP VALUE(3)

EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION(1)

EQ/GROWTH STRATEGY(1)

EQ/INTERMEDIATE GOVERNMENT BOND(1)

EQ/INTERNATIONAL CORE MANAGED VOLATILITY(1)

EQ/INTERNATIONAL EQUITY INDEX(1)

EQ/INTERNATIONAL MANAGED VOLATILITY(1)

EQ/INTERNATIONAL VALUE MANAGED VOLATILITY(1)

EQ/INVESCO COMSTOCK(1)

EQ/INVESCO GLOBAL REAL ESTATE(3)

EQ/INVESCO INTERNATIONAL GROWTH(3)

EQ/INVESCO MODERATE ALLOCATION(1)

EQ/INVESCO MODERATE GROWTH ALLOCATION(2)

EQ/JANUS ENTERPRISE(1)

EQ/JPMORGAN GROWTH ALLOCATION(1)

EQ/JPMORGAN VALUE OPPORTUNITIES(1)

EQ/LARGE CAP CORE MANAGED VOLATILITY(1)

EQ/LARGE CAP GROWTH INDEX(1)

EQ/LARGE CAP GROWTH MANAGED VOLATILITY(1)

EQ/LARGE CAP VALUE INDEX(1)

EQ/LARGE CAP VALUE MANAGED VOLATILITY(1)

EQ/LAZARD EMERGING MARKETS EQUITY(3)

EQ/LEGG MASON GROWTH ALLOCATION(2)

EQ/LEGG MASON MODERATE ALLOCATION(1)

EQ/LOOMIS SAYLES GROWTH(1)

EQ/MFS INTERNATIONAL GROWTH(1)

EQ/MFS INTERNATIONAL VALUE(3)

EQ/MFS MID CAP FOCUSED GROWTH(3)

EQ/MFS TECHNOLOGY(3)

EQ/MFS UTILITIES SERIES(3)

EQ/MID CAP INDEX(1)

EQ/MID CAP VALUE MANAGED VOLATILITY(1)

EQ/MODERATE ALLOCATION(1)

EQ/MODERATE GROWTH STRATEGY(1)

EQ/MODERATE-PLUS ALLOCATION(1)

EQ/MONEY MARKET(1)

EQ/OPPENHEIMER GLOBAL(1)

EQ/PIMCO GLOBAL REAL RETURN(1)

EQ/PIMCO REAL RETURN(3)

EQ/PIMCO TOTAL RETURN(3)

EQ/PIMCO ULTRA SHORT BOND(1)

EQ/QUALITY BOND PLUS(1)

EQ/SCIENCE AND TECHNOLOGY(3)

EQ/SMALL COMPANY INDEX(1)

EQ/T. ROWE PRICE GROWTH STOCK(1)

EQ/T. ROWE PRICE HEALTH SCIENCES(3)

EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY(1)

EQ/UBS GROWTH & INCOME(1)

EQ/ULTRA CONSERVATIVE STRATEGY(1)

EQ/WELLINGTON ENERGY(3)

FEDERATED HIGH INCOME BOND FUND II(1)

FEDERATED KAUFMANN FUND II(1)

FIDELITY® VIP ASSET MANAGER: GROWTH
PORTFOLIO(1)

FIDELITY® VIP FREEDOM 2015 PORTFOLIO(1)

FIDELITY® VIP FREEDOM 2020 PORTFOLIO(1)

FIDELITY® VIP FREEDOM 2025 PORTFOLIO(1)

FIDELITY® VIP FREEDOM 2030 PORTFOLIO(1)

FIDELITY® VIP MID CAP PORTFOLIO(1)

FIDELITY® VIP STRATEGIC INCOME PORTFOLIO(1)

FIRST TRUST MULTI INCOME ALLOCATION
PORTFOLIO(1)

FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO(1)

FRANKLIN ALLOCATION VIP FUND(1)

FRANKLIN INCOME VIP FUND(1)

FRANKLIN MUTUAL SHARES VIP FUND(1)

GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND(1)

GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND(1)

HARTFORD CAPITAL APPRECIATION HLS FUND(1)

HARTFORD GROWTH OPPORTUNITIES HLS FUND(1)

INVESCO V.I. AMERICAN FRANCHISE FUND(1)

INVESCO V.I. BALANCED-RISK ALLOCATION FUND(1)

INVESCO V.I. DIVERSIFIED DIVIDEND FUND(1)

INVESCO V.I. EQUITY AND INCOME FUND(1)

INVESCO V.I. HEALTH CARE FUND(1)

INVESCO V.I. HIGH YIELD FUND(1)

INVESCO V.I. MID CAP CORE EQUITY FUND(1)

INVESCO V.I. SMALL CAP EQUITY FUND(1)

IVY VIP ASSET STRATEGY(1)

IVY VIP GLOBAL EQUITY INCOME(1)

IVY VIP HIGH INCOME(1)

IVY VIP NATURAL RESOURCES(1)

IVY VIP SMALL CAP GROWTH(1)

JANUS HENDERSON BALANCED PORTFOLIO(1)

JANUS HENDERSON FLEXIBLE BOND PORTFOLIO(1)

JANUS HENDERSON U.S. LOW VOLATILITY
PORTFOLIO(1)

JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO(1)

JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO(1)

LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO(1)

LORD ABBETT SERIES FUND — GROWTH OPPORTUNITIES PORTFOLIO(1)

MFS® INVESTORS TRUST SERIES(1)

MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO(1)

MFS® RESEARCH SERIES(1)

MFS® VALUE SERIES(1)

MULTIMANAGER AGGRESSIVE EQUITY(1)

MULTIMANAGER CORE BOND(1)

MULTIMANAGER MID CAP GROWTH(1)

MULTIMANAGER MID CAP VALUE(1)

FSA-3

MULTIMANAGER TECHNOLOGY(1)

NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO(1)

NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO(1)

PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO(1)

PIMCO EMERGING MARKETS BOND PORTFOLIO(1)

PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)(1)

PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO(1)

PIMCO INCOME PORTFOLIO(3)

PROFUND VP BEAR(1)

PROFUND VP BIOTECHNOLOGY(1)

PUTNAM VT DIVERSIFIED INCOME FUND(1)

PUTNAM VT GLOBAL ASSET ALLOCATION FUND(1)

PUTNAM VT MULTI-ASSET ABSOLUTE RETURN FUND(1)

PUTNAM VT RESEARCH FUND(1)

QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO(1)

SEI VP BALANCED STRATEGY FUND(1)

SEI VP CONSERVATIVE STRATEGY FUND(1)

SEI VP MARKET GROWTH STRATEGY FUND(1)

SEI VP MARKET PLUS STRATEGY FUND(1)

SEI VP MODERATE STRATEGY FUND(1)

T. ROWE PRICE EQUITY INCOME PORTFOLIO(1)

TEMPLETON DEVELOPING MARKETS VIP FUND(1)

TEMPLETON FOREIGN VIP FUND(1)

TEMPLETON GLOBAL BOND VIP FUND(1)

TEMPLETON GROWTH VIP FUND(1)

VANECK VIP GLOBAL HARD ASSETS FUND(1)

VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND(1)

(1)	Statement of operations for the year ended December 31, 2019 and statement of changes in net assets for the years ended December 31, 2019 and 2018.
(2)	Statement of operations and statement of changes in net assets for the period February 19, 2019 (commencement of operations) through December 31, 2019.
(3)	Statement of operations for the year ended December 31, 2019, and statement of changes in net assets for the year ended December 31, 2019 and the period October 22, 2018 (commencement of operations) through December 31, 2018.

Basis for Opinions

These financial statements are the responsibility of the AXA Equitable Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the variable investment options of Separate Account No. 70 of AXA Equitable Life Insurance Company based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to each of the variable investment options of Separate Account No. 70 of AXA Equitable Life Insurance Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 by correspondence with the transfer agents of the investee mutual funds or the investee mutual funds directly. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Charlotte, NC

April 20, 2020

We have served as the auditor of one or more of the variable investment options of Separate Account No. 70 of AXA Equitable Life Insurance Company since 2012.

FSA-4

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2019

	1290 VT CONVERTIBLE SECURITIES*	1290 VT DOUBLELINE DYNAMIC ALLOCATION*	1290 VT DOUBLELINE OPPORTUNISTIC BOND*	1290 VT ENERGY*	1290 VT EQUITY INCOME*	1290 VT GAMCO MERGERS & ACQUISITIONS*
Assets:
Investments in shares of the Portfolios, at fair value	$15,138,281	$18,146,251	$30,371,941	$4,280,176	$28,970,049	$18,119,206
Receivable for shares of the Portfolios sold	113	11,760	14,822	129	1,533	—
Receivable for policy-related transactions	—	—	—	—	—	11,696

Total assets	15,138,394	18,158,011	30,386,763	4,280,305	28,971,582	18,130,902

Liabilities:
Payable for shares of the Portfolios purchased	—	—	—	—	—	11,696
Payable for policy-related transactions	113	11,761	14,810	129	1,533	—

Total liabilities	113	11,761	14,810	129	1,533	11,696

Net Assets	$15,138,281	$18,146,250	$30,371,953	$4,280,176	$28,970,049	$18,119,206

Net Assets:
Accumulation unit values	$3,476,966	$18,146,198	$30,371,953	$3,139,254	$28,968,991	$18,083,138
Retained by AXA Equitable in Separate Account No. 70	11,661,315	52	—	1,140,922	1,058	36,068

Total Net Assets	$15,138,281	$18,146,250	$30,371,953	$4,280,176	$28,970,049	$18,119,206

Investments in shares of the Portfolios, at cost	$13,410,153	$17,180,081	$30,087,027	$5,429,824	$33,084,636	$19,195,179

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-5

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	1290 VT GAMCO SMALL COMPANY VALUE*	1290 VT HIGH YIELD BOND*	1290 VT LOW VOLATILITY GLOBAL EQUITY*	1290 VT MICRO CAP*	1290 VT MODERATE GROWTH ALLOCATION*	1290 VT MULTI- ALTERNATIVE STRATEGIES*
Assets:
Investments in shares of the Portfolios, at fair value	$283,803,999	$19,747,362	$3,654,669	$888,888	$19,354,466	$520,962
Receivable for shares of the Portfolios sold	—	—	123	—	—	16
Receivable for policy-related transactions	19,257	48,860	—	3,993	212,837	—

Total assets	283,823,256	19,796,222	3,654,792	892,881	19,567,303	520,978

Liabilities:
Payable for shares of the Portfolios purchased	19,257	48,845	—	3,964	212,758	—
Payable for policy-related transactions	—	—	124	—	—	—

Total liabilities	19,257	48,845	124	3,964	212,758	—

Net Assets	$283,803,999	$19,747,377	$3,654,668	$888,917	$19,354,545	$520,978

Net Assets:
Accumulation unit values	$283,802,914	$19,747,377	$3,654,668	$888,917	$19,354,545	$520,978
Retained by AXA Equitable in Separate Account No. 70	1,085	—	—	—	—	—

Total Net Assets	$283,803,999	$19,747,377	$3,654,668	$888,917	$19,354,545	$520,978

Investments in shares of the Portfolios, at cost	$266,182,297	$19,915,392	$3,294,244	$893,065	$18,619,557	$515,392

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-6

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	1290 VT NATURAL RESOURCES*	1290 VT REAL ESTATE*	1290 VT SMALL CAP VALUE*	1290 VT SMARTBETA EQUITY*	1290 VT SOCIALLY RESPONSIBLE*	7TWELVETM BALANCED PORTFOLIO
Assets:
Investments in shares of the Portfolios, at fair value	$7,066,682	$15,893,346	$1,640,609	$20,960,482	$9,552,437	$55,052,595
Receivable for shares of the Portfolios sold	6,908	—	62	—	—	2,099
Receivable for policy-related transactions	—	3,287	—	9,483	11,792	—

Total assets	7,073,590	15,896,633	1,640,671	20,969,965	9,564,229	55,054,694

Liabilities:
Payable for shares of the Portfolios purchased	—	3,287	—	9,484	11,715	—
Payable for policy-related transactions	6,876	—	12	—	—	2,100

Total liabilities	6,876	3,287	12	9,484	11,715	2,100

Net Assets	$7,066,714	$15,893,346	$1,640,659	$20,960,481	$9,552,514	$55,052,594

Net Assets:
Accumulation unit values	$7,066,714	$15,893,330	$1,640,659	$3,695,905	$9,552,514	$55,050,558
Retained by AXA Equitable in Separate Account No. 70	—	16	—	17,264,576	—	2,036

Total Net Assets	$7,066,714	$15,893,346	$1,640,659	$20,960,481	$9,552,514	$55,052,594

Investments in shares of the Portfolios, at cost	$7,341,037	$15,000,733	$1,608,893	$15,800,988	$8,265,352	$50,050,803

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-7

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	AB VPS BALANCED WEALTH STRATEGY PORTFOLIO**	AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO**	AB VPS GROWTH AND INCOME PORTFOLIO**	AB VPS INTERNATIONAL GROWTH PORTFOLIO**	AB VPS SMALL/ MID CAP VALUE PORTFOLIO**	ALL ASSET GROWTH-ALT 20*
Assets:
Investments in shares of the Portfolios, at fair value	$4,064,313	$1,929,399	$15,319,786	$7,713,486	$6,014,623	$41,492,151
Receivable for shares of the Portfolios sold	157	62	—	946	—	113,671
Receivable for policy-related transactions	—	—	15,466	—	15,167	—

Total assets	4,064,470	1,929,461	15,335,252	7,714,432	6,029,790	41,605,822

Liabilities:
Payable for shares of the Portfolios purchased	—	—	15,461	—	15,165	—
Payable for policy-related transactions	158	1	—	946	—	113,671

Total liabilities	158	1	15,461	946	15,165	113,671

Net Assets	$4,064,312	$1,929,460	$15,319,791	$7,713,486	$6,014,625	$41,492,151

Net Assets:
Accumulation unit values	$4,063,098	$1,929,460	$15,319,791	$7,712,773	$6,014,625	$41,491,917
Retained by AXA Equitable in Separate Account No. 70	1,214	—	—	713	—	234

Total Net Assets	$4,064,312	$1,929,460	$15,319,791	$7,713,486	$6,014,625	$41,492,151

Investments in shares of the Portfolios, at cost	$4,444,051	$1,690,648	$15,403,947	$6,603,083	$6,441,696	$39,100,873

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
**	Denotes Variable Investment Options that invest in shares of a Portfolio of AB Variable Product Series Fund, Inc., an affiliate of AXA Equitable.

FSA-8

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO	AMERICAN CENTURY VP INFLATION PROTECTION FUND	AMERICAN CENTURY VP LARGE COMPANY VALUE	AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM	AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM
Assets:
Investments in shares of the Portfolios, at fair value	$5,228,607	$8,757,467	$1,992,312	$97,749,709	$38,402,778	$17,302,620
Receivable for shares of the Portfolios sold	—	391	80	—	—	—
Receivable for policy-related transactions	19,447	—	—	24,627	17,486	3,311

Total assets	5,248,054	8,757,858	1,992,392	97,774,336	38,420,264	17,305,931

Liabilities:
Payable for shares of the Portfolios purchased	19,447	—	—	24,620	17,487	3,311
Payable for policy-related transactions	—	381	81	—	—	—

Total liabilities	19,447	381	81	24,620	17,487	3,311

Net Assets	$5,228,607	$8,757,477	$1,992,311	$97,749,716	$38,402,777	$17,302,620

Net Assets:
Accumulation unit values	$5,226,793	$8,757,477	$1,991,100	$97,749,716	$38,402,500	$17,302,620
Retained by AXA Equitable in Separate Account No. 70	1,814	—	1,211	—	277	—

Total Net Assets	$5,228,607	$8,757,477	$1,992,311	$97,749,716	$38,402,777	$17,302,620

Investments in shares of the Portfolios, at cost	$4,456,674	$8,611,019	$1,787,237	$93,249,503	$37,862,653	$16,008,938

The accompanying notes are an integral part of these financial statements.

FSA-9

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	AMERICAN FUNDS INSURANCE SERIES® GROWTH- INCOME FUNDSM	AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM	AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	BLACKROCK GLOBAL ALLOCATION V.I. FUND
Assets:
Investments in shares of the Portfolios, at fair value	$21,831,176	$28,985,803	$9,749,511	$7,183,011	$66,578,864	$107,426,766
Receivable for shares of the Portfolios sold	—	—	—	79,284	78,594	213,909
Receivable for policy-related transactions	11,597	11,830	18,525	—	—	—

Total assets	21,842,773	28,997,633	9,768,036	7,262,295	66,657,458	107,640,675

Liabilities:
Payable for shares of the Portfolios purchased	11,597	11,776	18,464	—	—	—
Payable for policy-related transactions	—	—	—	79,284	78,579	213,909

Total liabilities	11,597	11,776	18,464	79,284	78,579	213,909

Net Assets	$21,831,176	$28,985,857	$9,749,572	$7,183,011	$66,578,879	$107,426,766

Net Assets:
Accumulation unit values	$21,829,955	$28,985,857	$9,749,572	$7,182,814	$66,578,879	$107,424,321
Retained by AXA Equitable in Separate Account No. 70	1,221	—	—	197	—	2,445

Total Net Assets	$21,831,176	$28,985,857	$9,749,572	$7,183,011	$66,578,879	$107,426,766

Investments in shares of the Portfolios, at cost	$19,365,659	$27,941,105	$8,970,086	$6,661,958	$57,412,490	$104,875,676

The accompanying notes are an integral part of these financial statements.

FSA-10

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	CHARTERSM AGGRESSIVE GROWTH*	CHARTERSM CONSERVATIVE*	CHARTERSM GROWTH*	CHARTERSM MODERATE*	CHARTERSM MODERATE GROWTH*
Assets:
Investments in shares of the Portfolios, at fair value	$64,299,004	$14,745,531	$43,196,559	$27,098,745	$40,166,045	$35,194,879
Receivable for shares of the Portfolios sold	—	464	—	867	1,329	1,146
Receivable for policy-related transactions	36,662	—	156,234	—	—	—

Total assets	64,335,666	14,745,995	43,352,793	27,099,612	40,167,374	35,196,025

Liabilities:
Payable for shares of the Portfolios purchased	36,662	—	156,225	—	—	—
Payable for policy-related transactions	—	376	—	867	1,328	1,067

Total liabilities	36,662	376	156,225	867	1,328	1,067

Net Assets	$64,299,004	$14,745,619	$43,196,568	$27,098,745	$40,166,046	$35,194,958

Net Assets:
Accumulation unit values	$64,298,333	$14,745,619	$43,196,568	$27,098,719	$40,166,046	$35,194,958
Retained by AXA Equitable in Separate Account No. 70	671	—	—	26	—	—

Total Net Assets	$64,299,004	$14,745,619	$43,196,568	$27,098,745	$40,166,046	$35,194,958

Investments in shares of the Portfolios, at cost	$60,973,681	$13,901,669	$42,000,349	$25,752,897	$38,359,137	$33,291,078

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-11

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	CHARTERSM MULTI-SECTOR BOND*	CHARTERSM SMALL CAP GROWTH*	CHARTERSM SMALL CAP VALUE*	CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO
Assets:
Investments in shares of the Portfolios, at fair value	$1,477,299	$11,486,626	$13,532,739	$53,462,900	$19,083,234	$46,390,063
Receivable for shares of the Portfolios sold	137	2,784	13,439	36,452	694	—
Receivable for policy-related transactions	—	—	—	—	—	101,276

Total assets	1,477,436	11,489,410	13,546,178	53,499,352	19,083,928	46,491,339

Liabilities:
Payable for shares of the Portfolios purchased	—	—	—	—	—	101,168
Payable for policy-related transactions	137	2,784	13,439	36,452	685	—

Total liabilities	137	2,784	13,439	36,452	685	101,168

Net Assets	$1,477,299	$11,486,626	$13,532,739	$53,462,900	$19,083,243	$46,390,171

Net Assets:
Accumulation unit values	$1,476,839	$11,485,856	$13,529,582	$53,462,128	$19,083,243	$46,390,171
Retained by AXA Equitable in Separate Account No. 70	460	770	3,157	772	—	—

Total Net Assets	$1,477,299	$11,486,626	$13,532,739	$53,462,900	$19,083,243	$46,390,171

Investments in shares of the Portfolios, at cost	$1,459,736	$11,042,093	$12,214,773	$51,628,136	$16,229,914	$40,386,295

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-12

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	DELAWARE VIP® DIVERSIFIED INCOME SERIES	DELAWARE VIP® EMERGING MARKETS SERIES	DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	EATON VANCE VT FLOATING-RATE INCOME FUND	EQ/400 MANAGED VOLATILITY*
Assets:
Investments in shares of the Portfolios, at fair value	$5,779,477	$22,642,901	$6,977,616	$11,451,131	$52,066,318	$64,843,103
Receivable for shares of the Portfolios sold	206	—	948	1,372	1,104	38,047
Receivable for policy-related transactions	—	23,168	—	—	—	—

Total assets	5,779,683	22,666,069	6,978,564	11,452,503	52,067,422	64,881,150

Liabilities:
Payable for shares of the Portfolios purchased	—	23,168	—	—	—	—
Payable for policy-related transactions	205	—	947	1,373	1,103	38,047

Total liabilities	205	23,168	947	1,373	1,103	38,047

Net Assets	$5,779,478	$22,642,901	$6,977,617	$11,451,130	$52,066,319	$64,843,103

Net Assets:
Accumulation unit values	$5,779,469	$22,621,809	$6,974,424	$11,439,986	$52,056,541	$64,841,365
Retained by AXA Equitable in Separate Account No. 70	9	21,092	3,193	11,144	9,778	1,738

Total Net Assets	$5,779,478	$22,642,901	$6,977,617	$11,451,130	$52,066,319	$64,843,103

Investments in shares of the Portfolios, at cost	$4,854,961	$21,972,162	$6,473,940	$11,416,121	$52,565,329	$59,704,346

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-13

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/500 MANAGED VOLATILITY*	EQ/2000 MANAGED VOLATILITY*	EQ/AB DYNAMIC AGGRESSIVE GROWTH*	EQ/AB DYNAMIC GROWTH*	EQ/AB DYNAMIC MODERATE GROWTH*	EQ/AB SHORT DURATION GOVERNMENT BOND*
Assets:
Investments in shares of the Portfolios, at fair value	$155,916,791	$67,164,300	$198,979,177	$767,340,783	$2,649,463,769	$6,186,118
Receivable for shares of the Portfolios sold	128,059	28,676	—	131,174	1,558,955	269
Receivable for policy-related transactions	—	—	1,079,009	—	—	—

Total assets	156,044,850	67,192,976	200,058,186	767,471,957	2,651,022,724	6,186,387

Liabilities:
Payable for shares of the Portfolios purchased	—	—	1,078,670	—	—	—
Payable for policy-related transactions	128,059	28,677	—	130,911	1,558,955	268

Total liabilities	128,059	28,677	1,078,670	130,911	1,558,955	268

Net Assets	$155,916,791	$67,164,299	$198,979,516	$767,341,046	$2,649,463,769	$6,186,119

Net Assets:
Accumulation unit values	$155,910,666	$67,160,827	$198,979,516	$767,341,046	$2,649,446,151	$6,186,119
Retained by AXA Equitable in Separate Account No. 70	6,125	3,472	—	—	17,618	—

Total Net Assets	$155,916,791	$67,164,299	$198,979,516	$767,341,046	$2,649,463,769	$6,186,119

Investments in shares of the Portfolios, at cost	$114,021,039	$61,366,108	$186,954,627	$671,946,367	$2,383,049,482	$6,210,729

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-14

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/AB SMALL CAP GROWTH*	EQ/AGGRESSIVE ALLOCATION*	EQ/AGGRESSIVE GROWTH STRATEGY*	EQ/AMERICAN CENTURY MID CAP VALUE*	EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION*	EQ/AXA INVESTMENT MANAGERS MODE RATE ALLOCATION*
Assets:
Investments in shares of the Portfolios, at fair value	$83,813,884	$28,495,068	$4,321,786,650	$154,779,741	$25,613,995	$8,431,910
Receivable for shares of the Portfolios sold	—	4,766	238,681	87,579	—	—
Receivable for policy-related transactions	100,206	—	—	—	20,548	117,149

Total assets	83,914,090	28,499,834	4,322,025,331	154,867,320	25,634,543	8,549,059

Liabilities:
Payable for shares of the Portfolios purchased	100,206	—	—	—	20,432	117,117
Payable for policy-related transactions	—	4,767	238,681	87,579	—	—

Total liabilities	100,206	4,767	238,681	87,579	20,432	117,117

Net Assets	$83,813,884	$28,495,067	$4,321,786,650	$154,779,741	$25,614,111	$8,431,942

Net Assets:
Accumulation unit values	$83,813,610	$28,494,366	$4,321,782,984	$154,739,847	$25,614,111	$8,431,942
Retained by AXA Equitable in Separate Account No. 70	274	701	3,666	39,894	—	—

Total Net Assets	$83,813,884	$28,495,067	$4,321,786,650	$154,779,741	$25,614,111	$8,431,942

Investments in shares of the Portfolios, at cost	$87,207,006	$28,144,960	$3,646,420,614	$137,783,342	$24,404,560	$8,077,610

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-15

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/BALANCED STRATEGY*	EQ/BLACKROCK BASIC VALUE EQUITY*	EQ/CAPITAL GUARDIAN RESEARCH*	EQ/CLEARBRIDGE LARGE CAP GROWTH*	EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY*	EQ/COMMON STOCK INDEX*
Assets:
Investments in shares of the Portfolios, at fair value	$3,038,892,393	$146,753,951	$18,006,900	$84,259,495	$6,123,946	$76,650,639
Receivable for shares of the Portfolios sold	162,833	—	1,613	82,590	228	—
Receivable for policy-related transactions	—	14,034	—	—	—	53,278

Total assets	3,039,055,226	146,767,985	18,008,513	84,342,085	6,124,174	76,703,917

Liabilities:
Payable for shares of the Portfolios purchased	—	14,034	—	—	—	53,278
Payable for policy-related transactions	162,833	—	1,614	82,590	227	—

Total liabilities	162,833	14,034	1,614	82,590	227	53,278

Net Assets	$3,038,892,393	$146,753,951	$18,006,899	$84,259,495	$6,123,947	$76,650,639

Net Assets:
Accumulation unit values	$3,038,878,776	$146,724,818	$17,997,435	$84,256,610	$6,123,947	$76,650,628
Retained by AXA Equitable in Separate Account No. 70	13,617	29,133	9,464	2,885	—	11

Total Net Assets	$3,038,892,393	$146,753,951	$18,006,899	$84,259,495	$6,123,947	$76,650,639

Investments in shares of the Portfolios, at cost	$2,704,216,470	$134,743,397	$16,320,140	$73,429,001	$5,827,822	$65,571,163

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-16

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/CONSERVATIVE GROWTH STRATEGY*	EQ/CONSERVATIVE STRATEGY*	EQ/CORE BOND INDEX*	EQ/EMERGING MARKETS EQUITY PLUS*	EQ/EQUITY 500 INDEX*	EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP*
Assets:
Investments in shares of the Portfolios, at fair value	$1,375,789,400	$672,358,741	$304,829,421	$8,608,940	$439,309,754	$175,393,546
Receivable for shares of the Portfolios sold	46,664	605,811	276,237	—	36,910	260,208
Receivable for policy-related transactions	—	—	—	760	—	—

Total assets	1,375,836,064	672,964,552	305,105,658	8,609,700	439,346,664	175,653,754

Liabilities:
Payable for shares of the Portfolios purchased	—	—	—	722	—	—
Payable for policy-related transactions	46,665	605,811	276,238	—	36,910	260,208

Total liabilities	46,665	605,811	276,238	722	36,910	260,208

Net Assets	$1,375,789,399	$672,358,741	$304,829,420	$8,608,978	$439,309,754	$175,393,546

Net Assets:
Accumulation unit values	$1,375,781,727	$672,358,443	$304,816,984	$8,608,978	$439,251,177	$175,368,490
Retained by AXA Equitable in Separate Account No. 70	7,672	298	12,436	—	58,577	25,056

Total Net Assets	$1,375,789,399	$672,358,741	$304,829,420	$8,608,978	$439,309,754	$175,393,546

Investments in shares of the Portfolios, at cost	$1,265,956,141	$655,619,472	$302,222,315	$8,374,340	$351,811,607	$152,795,496

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-17

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/FIRST TRUST MODERATE GROWTH ALLOCATION*	EQ/FRANKLIN BALANCED MANAGED VOLATILITY*	EQ/FRANKLIN RISING DIVIDENDS*	EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY*	EQ/FRANKLIN STRATEGIC INCOME*	EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY*
Assets:
Investments in shares of the Portfolios, at fair value	$24,103,401	$9,674,266	$101,033,517	$10,160,577	$59,232,067	$10,137,277
Receivable for shares of the Portfolios sold	—	—	4,937	406	—	29,376
Receivable for policy-related transactions	152,151	49,119	—	—	30,181	—

Total assets	24,255,552	9,723,385	101,038,454	10,160,983	59,262,248	10,166,653

Liabilities:
Payable for shares of the Portfolios purchased	152,042	49,119	—	—	30,181	—
Payable for policy-related transactions	—	—	4,938	407	—	29,375

Total liabilities	152,042	49,119	4,938	407	30,181	29,375

Net Assets	$24,103,510	$9,674,266	$101,033,516	$10,160,576	$59,232,067	$10,137,278

Net Assets:
Accumulation unit values	$24,103,510	$9,673,619	$101,032,561	$10,159,864	$59,212,248	$10,136,719
Retained by AXA Equitable in Separate Account No. 70	—	647	955	712	19,819	559

Total Net Assets	$24,103,510	$9,674,266	$101,033,516	$10,160,576	$59,232,067	$10,137,278

Investments in shares of the Portfolios, at cost	$23,169,768	$9,190,138	$86,407,542	$10,167,494	$58,901,753	$10,692,288

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-18

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/GLOBAL BOND PLUS*	EQ/GLOBAL EQUITY MANAGED VOLATILITY*	EQ/GOLDMAN SACHS GROWTH ALLOCATION*	EQ/GOLDMAN SACHS MID CAP VALUE*	EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION*	EQ/GROWTH STRATEGY*
Assets:
Investments in shares of the Portfolios, at fair value	$7,736,564	$14,577,782	$67,113,370	$28,069,779	$660,492,475	$4,807,352,526
Receivable for shares of the Portfolios sold	8,029	—	—	23,711	—	—
Receivable for policy-related transactions	—	2,951	204,098	—	399,463	384,360

Total assets	7,744,593	14,580,733	67,317,468	28,093,490	660,891,938	4,807,736,886

Liabilities:
Payable for shares of the Portfolios purchased	—	2,951	203,785	—	399,204	384,360
Payable for policy-related transactions	8,030	—	—	23,711	—	—

Total liabilities	8,030	2,951	203,785	23,711	399,204	384,360

Net Assets	$7,736,563	$14,577,782	$67,113,683	$28,069,779	$660,492,734	$4,807,352,526

Net Assets:
Accumulation unit values	$7,736,149	$14,577,396	$67,113,683	$28,055,993	$660,492,734	$4,807,344,630
Retained by AXA Equitable in Separate Account No. 70	414	386	—	13,786	—	7,896

Total Net Assets	$7,736,563	$14,577,782	$67,113,683	$28,069,779	$660,492,734	$4,807,352,526

Investments in shares of the Portfolios, at cost	$7,659,751	$12,646,930	$64,515,503	$24,428,431	$632,325,961	$4,104,190,830

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-19

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/INTERMEDIATE GOVERNMENT BOND*	EQ/INTERNATIONAL CORE MANAGED VOLATILITY*	EQ/INTERNATIONAL EQUITY INDEX*	EQ/INTERNATIONAL MANAGED VOLATILITY*	EQ/INTERNATIONAL VALUE MANAGED VOLATILITY*	EQ/INVESCO COMSTOCK*
Assets:
Investments in shares of the Portfolios, at fair value	$112,960,596	$12,657,189	$52,233,876	$90,138,672	$2,524,148	$53,053,580
Receivable for shares of the Portfolios sold	—	766	—	57,680	99	—
Receivable for policy-related transactions	7,414	—	10,623	—	—	128,539

Total assets	112,968,010	12,657,955	52,244,499	90,196,352	2,524,247	53,182,119

Liabilities:
Payable for shares of the Portfolios purchased	7,414	—	10,610	—	—	128,539
Payable for policy-related transactions	—	766	—	57,680	99	—

Total liabilities	7,414	766	10,610	57,680	99	128,539

Net Assets	$112,960,596	$12,657,189	$52,233,889	$90,138,672	$2,524,148	$53,053,580

Net Assets:
Accumulation unit values	$112,958,502	$12,654,674	$52,233,889	$90,135,569	$2,523,781	$53,052,437
Retained by AXA Equitable in Separate Account No. 70	2,094	2,515	—	3,103	367	1,143

Total Net Assets	$112,960,596	$12,657,189	$52,233,889	$90,138,672	$2,524,148	$53,053,580

Investments in shares of the Portfolios, at cost	$112,262,525	$11,393,278	$49,259,034	$81,184,828	$2,375,633	$48,794,340

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-20

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/INVESCO GLOBAL REAL ESTATE*	EQ/INVESCO INTERNATIONAL GROWTH*	EQ/INVESCO MODERATE ALLOCATION*	EQ/INVESCO MODERATE GROWTH ALLOCATION*	EQ/JANUS ENTERPRISE*	EQ/JPMORGAN GROWTH ALLOCATION*
Assets:
Investments in shares of the Portfolios, at fair value	$72,931,021	$48,251,322	$305,532,496	$29,905,565	$69,290,111	$165,453,711
Receivable for shares of the Portfolios sold	6,313	—	—	—	—	—
Receivable for policy-related transactions	—	4,022	96,197	38,166	26,819	174,176

Total assets	72,937,334	48,255,344	305,628,693	29,943,731	69,316,930	165,627,887

Liabilities:
Payable for shares of the Portfolios purchased	—	3,959	96,102	37,978	26,819	173,959
Payable for policy-related transactions	6,313	—	—	—	—	—

Total liabilities	6,313	3,959	96,102	37,978	26,819	173,959

Net Assets	$72,931,021	$48,251,385	$305,532,591	$29,905,753	$69,290,111	$165,453,928

Net Assets:
Accumulation unit values	$72,930,217	$48,251,385	$305,532,591	$29,905,753	$69,289,277	$165,453,928
Retained by AXA Equitable in Separate Account No. 70	804	—	—	—	834	—

Total Net Assets	$72,931,021	$48,251,385	$305,532,591	$29,905,753	$69,290,111	$165,453,928

Investments in shares of the Portfolios, at cost	$67,268,899	$41,515,578	$276,120,171	$29,284,783	$59,396,852	$157,021,957

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-21

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/JPMORGAN VALUE OPPORTUNITIES*	EQ/LARGE CAP CORE MANAGED VOLATILITY*	EQ/LARGE CAP GROWTH INDEX*	EQ/LARGE CAP GROWTH MANAGED VOLATILITY*	EQ/LARGE CAP VALUE INDEX*	EQ/LARGE CAP VALUE MANAGED VOLATILITY*
Assets:
Investments in shares of the Portfolios, at fair value	$25,301,301	$9,561,712	$105,673,485	$25,359,364	$59,395,947	$24,172,520
Receivable for shares of the Portfolios sold	—	1,135	—	21,797	—	1,964
Receivable for policy-related transactions	2,659	—	22,731	—	12,359	—

Total assets	25,303,960	9,562,847	105,696,216	25,381,161	59,408,306	24,174,484

Liabilities:
Payable for shares of the Portfolios purchased	2,659	—	22,663	—	12,359	—
Payable for policy-related transactions	—	1,135	—	21,796	—	1,964

Total liabilities	2,659	1,135	22,663	21,796	12,359	1,964

Net Assets	$25,301,301	$9,561,712	$105,673,553	$25,359,365	$59,395,947	$24,172,520

Net Assets:
Accumulation unit values	$25,301,024	$9,560,936	$105,673,553	$25,357,598	$59,363,747	$24,172,245
Retained by AXA Equitable in Separate Account No. 70	277	776	—	1,767	32,200	275

Total Net Assets	$25,301,301	$9,561,712	$105,673,553	$25,359,365	$59,395,947	$24,172,520

Investments in shares of the Portfolios, at cost	$24,317,715	$8,553,539	$89,045,478	$21,650,189	$56,748,817	$22,030,586

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-22

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/LAZARD EMERGING MARKETS EQUITY*	EQ/LEGG MASON GROWTH ALLOCATION*	EQ/LEGG MASON MODERATE ALLOCATION*	EQ/LOOMIS SAYLES GROWTH*	EQ/MFS INTERNATIONAL GROWTH*	EQ/MFS INTERNATIONAL VALUE*
Assets:
Investments in shares of the Portfolios, at fair value	$86,804,078	$24,039,741	$207,872,751	$95,466,509	$71,013,716	$245,460,421
Receivable for shares of the Portfolios sold	—	—	19,057	—	—	118,934
Receivable for policy-related transactions	2,206	15,885	—	176,228	74,973	—

Total assets	86,806,284	24,055,626	207,891,808	95,642,737	71,088,689	245,579,355

Liabilities:
Payable for shares of the Portfolios purchased	2,206	15,788	—	176,229	74,965	—
Payable for policy-related transactions	—	—	18,992	—	—	118,933

Total liabilities	2,206	15,788	18,992	176,229	74,965	118,933

Net Assets	$86,804,078	$24,039,838	$207,872,816	$95,466,508	$71,013,724	$245,460,422

Net Assets:
Accumulation unit values	$86,792,020	$24,039,838	$207,872,816	$95,446,226	$71,013,724	$245,447,505
Retained by AXA Equitable in Separate Account No. 70	12,058	—	—	20,282	—	12,917

Total Net Assets	$86,804,078	$24,039,838	$207,872,816	$95,466,508	$71,013,724	$245,460,422

Investments in shares of the Portfolios, at cost	$77,478,016	$22,957,186	$202,002,607	$82,698,781	$65,179,237	$206,822,191

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-23

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/MFS MID CAP FOCUSED GROWTH*	EQ/MFS TECHNOLOGY*	EQ/MFS UTILITIES SERIES*	EQ/MID CAP INDEX*	EQ/MID CAP VALUE MANAGED VOLATILITY*	EQ/MODERATE ALLOCATION*
Assets:
Investments in shares of the Portfolios, at fair value	$76,772,890	$44,874,905	$61,086,433	$104,164,588	$17,345,343	$177,754,312
Receivable for shares of the Portfolios sold	16,054	—	—	—	4,265	—
Receivable for policy-related transactions	—	16,093	67,252	24,317	—	155,036

Total assets	76,788,944	44,890,998	61,153,685	104,188,905	17,349,608	177,909,348

Liabilities:
Payable for shares of the Portfolios purchased	—	16,093	67,252	24,317	—	159,308
Payable for policy-related transactions	16,054	—	—	—	4,264	—

Total liabilities	16,054	16,093	67,252	24,317	4,264	159,308

Net Assets	$76,772,890	$44,874,905	$61,086,433	$104,164,588	$17,345,344	$177,750,040

Net Assets:
Accumulation unit values	$76,771,720	$44,874,649	$61,085,450	$104,111,269	$17,344,841	$177,674,591
Retained by AXA Equitable in Separate Account No. 70	1,170	256	983	53,319	503	75,449

Total Net Assets	$76,772,890	$44,874,905	$61,086,433	$104,164,588	$17,345,344	$177,750,040

Investments in shares of the Portfolios, at cost	$63,364,509	$37,699,715	$53,281,580	$103,045,842	$16,966,209	$177,772,079

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-24

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/MODERATE GROWTH STRATEGY*	EQ/MODERATE- PLUS ALLOCATION*	EQ/MONEY MARKET*	EQ/OPPENHEIMER GLOBAL*	EQ/PIMCO GLOBAL REAL RETURN*	EQ/PIMCO REAL RETURN*
Assets:
Investments in shares of the Portfolios, at fair value	$6,327,582,645	$68,930,736	$146,106,157	$90,455,717	$28,579,447	$45,626,557
Receivable for shares of the Portfolios sold	595,120	22,405	—	340,161	—	13,823
Receivable for policy-related transactions	—	—	362,867	—	10,312	—

Total assets	6,328,177,765	68,953,141	146,469,024	90,795,878	28,589,759	45,640,380

Liabilities:
Payable for shares of the Portfolios purchased	—	—	362,867	—	10,232	—
Payable for policy-related transactions	595,120	22,405	—	340,161	—	13,823

Total liabilities	595,120	22,405	362,867	340,161	10,232	13,823

Net Assets	$6,327,582,645	$68,930,736	$146,106,157	$90,455,717	$28,579,527	$45,626,557

Net Assets:
Accumulation unit values	$6,327,553,094	$68,917,361	$146,079,851	$90,455,331	$28,579,527	$45,583,853
Retained by AXA Equitable in Separate Account No. 70	29,551	13,375	26,306	386	—	42,704

Total Net Assets	$6,327,582,645	$68,930,736	$146,106,157	$90,455,717	$28,579,527	$45,626,557

Investments in shares of the Portfolios, at cost	$5,408,060,711	$68,764,834	$146,109,375	$71,542,528	$28,460,197	$43,718,570

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-25

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/PIMCO TOTAL RETURN*	EQ/PIMCO ULTRA SHORT BOND*	EQ/QUALITY BOND PLUS*	EQ/SCIENCE AND TECHNOLOGY*	EQ/SMALL COMPANY INDEX*	EQ/T. ROWE PRICE GROWTH STOCK*
Assets:
Investments in shares of the Portfolios, at fair value	$190,593,706	$43,365,471	$25,403,857	$111,498,890	$69,352,042	$293,946,687
Receivable for shares of the Portfolios sold	—	—	—	89,284	—	91,109
Receivable for policy-related transactions	114,070	42,445	31,464	—	751	—

Total assets	190,707,776	43,407,916	25,435,321	111,588,174	69,352,793	294,037,796

Liabilities:
Payable for shares of the Portfolios purchased	114,070	42,445	31,464	—	751	—
Payable for policy-related transactions	—	—	—	89,284	—	91,108

Total liabilities	114,070	42,445	31,464	89,284	751	91,108

Net Assets	$190,593,706	$43,365,471	$25,403,857	$111,498,890	$69,352,042	$293,946,688

Net Assets:
Accumulation unit values	$190,585,423	$43,351,545	$25,403,347	$111,495,943	$69,294,122	$293,945,773
Retained by AXA Equitable in Separate Account No. 70	8,283	13,926	510	2,947	57,920	915

Total Net Assets	$190,593,706	$43,365,471	$25,403,857	$111,498,890	$69,352,042	$293,946,688

Investments in shares of the Portfolios, at cost	$184,688,116	$43,849,131	$25,067,132	$89,463,788	$71,574,000	$237,564,007

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-26

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	EQ/T. ROWE PRICE HEALTH SCIENCES*	EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY*	EQ/UBS GROWTH & INCOME*	EQ/ULTRA CONSERVATIVE STRATEGY*	EQ/WELLINGTON ENERGY*	FEDERATED HIGH INCOME BOND FUND II
Assets:
Investments in shares of the Portfolios, at fair value	$174,143,862	$16,100,698	$7,036,090	$464,442,421	$20,681,462	$27,227,246
Receivable for shares of the Portfolios sold	131,953	6,168	12,242	—	—	—
Receivable for policy-related transactions	—	—	—	346,965	14,393	18,486

Total assets	174,275,815	16,106,866	7,048,332	464,789,386	20,695,855	27,245,732

Liabilities:
Payable for shares of the Portfolios purchased	—	—	—	346,966	14,294	18,486
Payable for policy-related transactions	131,953	6,167	12,242	—	—	—

Total liabilities	131,953	6,167	12,242	346,966	14,294	18,486

Net Assets	$174,143,862	$16,100,699	$7,036,090	$464,442,420	$20,681,561	$27,227,246

Net Assets:
Accumulation unit values	$174,142,410	$16,099,643	$7,035,362	$464,435,022	$20,681,561	$27,226,989
Retained by AXA Equitable in Separate Account No. 70	1,452	1,056	728	7,398	—	257

Total Net Assets	$174,143,862	$16,100,699	$7,036,090	$464,442,420	$20,681,561	$27,227,246

Investments in shares of the Portfolios, at cost	$150,986,953	$15,878,495	$6,048,968	$466,202,786	$28,725,054	$26,936,157

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-27

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	FEDERATED KAUFMANN FUND II	FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	FIDELITY® VIP FREEDOM 2015 PORTFOLIO	FIDELITY® VIP FREEDOM 2020 PORTFOLIO	FIDELITY® VIP FREEDOM 2025 PORTFOLIO	FIDELITY® VIP FREEDOM 2030 PORTFOLIO
Assets:
Investments in shares of the Portfolios, at fair value	$21,658,089	$664,853	$587,507	$1,328,308	$1,580,901	$1,069,496
Receivable for shares of the Portfolios sold	—	26	24	52	61	71,987
Receivable for policy-related transactions	49,192	—	—	—	—	—

Total assets	21,707,281	664,879	587,531	1,328,360	1,580,962	1,141,483

Liabilities:
Payable for shares of the Portfolios purchased	49,192	—	—	—	—	—
Payable for policy-related transactions	—	26	24	52	61	71,987

Total liabilities	49,192	26	24	52	61	71,987

Net Assets	$21,658,089	$664,853	$587,507	$1,328,308	$1,580,901	$1,069,496

Net Assets:
Accumulation unit values	$21,657,126	$664,478	$587,154	$1,327,985	$1,580,576	$1,069,132
Retained by AXA Equitable in Separate Account No. 70	963	375	353	323	325	364

Total Net Assets	$21,658,089	$664,853	$587,507	$1,328,308	$1,580,901	$1,069,496

Investments in shares of the Portfolios, at cost	$19,341,265	$624,470	$557,735	$1,219,510	$1,351,472	$953,401

The accompanying notes are an integral part of these financial statements.

FSA-28

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	FIDELITY® VIP MID CAP PORTFOLIO	FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	FRANKLIN ALLOCATION VIP FUND	FRANKLIN INCOME VIP FUND
Assets:
Investments in shares of the Portfolios, at fair value	$87,643,296	$151,335,858	$6,110,504	$63,555,022	$21,389,262	$104,757,659
Receivable for shares of the Portfolios sold	1,523	—	218	12,971	—	86,119
Receivable for policy-related transactions	—	140,697	—	—	417	—

Total assets	87,644,819	151,476,555	6,110,722	63,567,993	21,389,679	104,843,778

Liabilities:
Payable for shares of the Portfolios purchased	—	140,652	—	—	417	—
Payable for policy-related transactions	1,522	—	179	12,972	—	86,119

Total liabilities	1,522	140,652	179	12,972	417	86,119

Net Assets	$87,643,297	$151,335,903	$6,110,543	$63,555,021	$21,389,262	$104,757,659

Net Assets:
Accumulation unit values	$87,621,716	$151,335,903	$6,110,543	$63,554,921	$21,388,846	$104,757,437
Retained by AXA Equitable in Separate Account No. 70	21,581	—	—	100	416	222

Total Net Assets	$87,643,297	$151,335,903	$6,110,543	$63,555,021	$21,389,262	$104,757,659

Investments in shares of the Portfolios, at cost	$89,103,217	$150,186,982	$5,771,918	$58,071,247	$21,772,897	$101,542,933

The accompanying notes are an integral part of these financial statements.

FSA-29

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	FRANKLIN MUTUAL SHARES VIP FUND	GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	HARTFORD CAPITAL APPRECIATION HLS FUND	HARTFORD GROWTH OPPORTUNITIES HLS FUND	INVESCO V.I. AMERICAN FRANCHISE FUND
Assets:
Investments in shares of the Portfolios, at fair value	$12,460,118	$2,732,960	$543,943	$20,411,823	$52,514,401	$597,743
Receivable for shares of the Portfolios sold	461	—	22	13,448	14,323	23
Receivable for policy-related transactions	—	1,875	—	—	—	—

Total assets	12,460,579	2,734,835	543,965	20,425,271	52,528,724	597,766

Liabilities:
Payable for shares of the Portfolios purchased	—	1,875	—	—	—	—
Payable for policy-related transactions	461	—	22	13,449	14,323	23

Total liabilities	461	1,875	22	13,449	14,323	23

Net Assets	$12,460,118	$2,732,960	$543,943	$20,411,822	$52,514,401	$597,743

Net Assets:
Accumulation unit values	$12,458,121	$2,732,574	$543,882	$20,411,764	$52,514,189	$544,204
Retained by AXA Equitable in Separate Account No. 70	1,997	386	61	58	212	53,539

Total Net Assets	$12,460,118	$2,732,960	$543,943	$20,411,822	$52,514,401	$597,743

Investments in shares of the Portfolios, at cost	$13,141,650	$2,711,057	$533,257	$20,050,382	$53,831,705	$561,804

The	accompanying notes are an integral part of these financial statements.

FSA-30

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	INVESCO V.I. BALANCED-RISK ALLOCATION FUND	INVESCO V.I. DIVERSIFIED DIVIDEND FUND	INVESCO V.I. EQUITY AND INCOME FUND	INVESCO V.I. HEALTH CARE FUND	INVESCO V.I. HIGH YIELD FUND	INVESCO V.I. MID CAP CORE EQUITY FUND
Assets:
Investments in shares of the Portfolios, at fair value	$12,146,966	$69,098,400	$19,492,084	$7,860,882	$47,392,219	$12,442,915
Receivable for shares of the Portfolios sold	831	154,892	—	—	4,640	21,820
Receivable for policy-related transactions	—	—	20,759	9,296	—	—

Total assets	12,147,797	69,253,292	19,512,843	7,870,178	47,396,859	12,464,735

Liabilities:
Payable for shares of the Portfolios purchased	—	—	20,747	9,296	—	—
Payable for policy-related transactions	831	154,892	—	—	4,640	21,820

Total liabilities	831	154,892	20,747	9,296	4,640	21,820

Net Assets	$12,146,966	$69,098,400	$19,492,096	$7,860,882	$47,392,219	$12,442,915

Net Assets:
Accumulation unit values	$12,146,961	$69,097,466	$19,492,096	$7,845,904	$47,392,175	$12,442,434
Retained by AXA Equitable in Separate Account No. 70	5	934	—	14,978	44	481

Total Net Assets	$12,146,966	$69,098,400	$19,492,096	$7,860,882	$47,392,219	$12,442,915

Investments in shares of the Portfolios, at cost	$12,090,437	$64,889,124	$19,484,133	$6,968,940	$47,680,089	$13,299,836

The accompanying notes are an integral part of these financial statements.

FSA-31

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	INVESCO V.I. SMALL CAP EQUITY FUND	IVY VIP ASSET STRATEGY	IVY VIP GLOBAL EQUITY INCOME	IVY VIP HIGH INCOME	IVY VIP NATURAL RESOURCES	IVY VIP SMALL CAP GROWTH
Assets:
Investments in shares of the Portfolios, at fair value	$22,455,585	$34,476,095	$12,635,247	$124,970,478	$6,477,587	$34,021,455
Receivable for shares of the Portfolios sold	2,122	7,684	501	—	7,858	88,008
Receivable for policy-related transactions	—	—	—	21,573	—	—

Total assets	22,457,707	34,483,779	12,635,748	124,992,051	6,485,445	34,109,463

Liabilities:
Payable for shares of the Portfolios purchased	—	—	—	21,573	—	—
Payable for policy-related transactions	2,122	7,684	500	—	7,858	88,008

Total liabilities	2,122	7,684	500	21,573	7,858	88,008

Net Assets	$22,455,585	$34,476,095	$12,635,248	$124,970,478	$6,477,587	$34,021,455

Net Assets:
Accumulation unit values	$22,455,562	$34,474,702	$12,634,042	$124,961,519	$6,472,875	$33,927,251
Retained by AXA Equitable in Separate Account No. 70	23	1,393	1,206	8,959	4,712	94,204

Total Net Assets	$22,455,585	$34,476,095	$12,635,248	$124,970,478	$6,477,587	$34,021,455

Investments in shares of the Portfolios, at cost	$23,991,971	$34,162,454	$14,750,566	$129,696,752	$7,559,558	$37,431,974

The accompanying notes are an integral part of these financial statements.

FSA-32

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	JANUS HENDERSON BALANCED PORTFOLIO	JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO	LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO
Assets:
Investments in shares of the Portfolios, at fair value	$149,061,741	$30,823,563	$17,817,975	$24,992,062	$26,404,358	$153,267,156
Receivable for shares of the Portfolios sold	—	8,168	1,269	846	904	79,490
Receivable for policy-related transactions	1,708,064	—	—	—	—	—

Total assets	150,769,805	30,831,731	17,819,244	24,992,908	26,405,262	153,346,646

Liabilities:
Payable for shares of the Portfolios purchased	1,707,857	—	—	—	—	—
Payable for policy-related transactions	—	8,165	1,259	774	894	79,490

Total liabilities	1,707,857	8,165	1,259	774	894	79,490

Net Assets	$149,061,948	$30,823,566	$17,817,985	$24,992,134	$26,404,368	$153,267,156

Net Assets:
Accumulation unit values	$149,061,948	$30,823,566	$17,817,985	$24,992,134	$26,404,368	$153,267,116
Retained by AXA Equitable in Separate Account No. 70	—	—	—	—	—	40

Total Net Assets	$149,061,948	$30,823,566	$17,817,985	$24,992,134	$26,404,368	$153,267,156

Investments in shares of the Portfolios, at cost	$130,947,554	$30,319,290	$15,601,595	$22,699,330	$24,922,577	$153,179,425

The accompanying notes are an integral part of these financial statements.

FSA-33

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	LORD ABBETT SERIES FUND - GROWTH OPPORTUNITIES PORTFOLIO	MFS® INVESTORS TRUST SERIES	MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	MFS® RESEARCH SERIES	MFS® VALUE SERIES	MULTIMANAGER AGGRESSIVE EQUITY*
Assets:
Investments in shares of the Portfolios, at fair value	$4,687,845	$15,345,638	$19,803,264	$3,212,304	$35,850,041	$21,051,652
Receivable for shares of the Portfolios sold	403	670	—	—	1,215	—
Receivable for policy-related transactions	—	—	163,573	22,691	—	3,125

Total assets	4,688,248	15,346,308	19,966,837	3,234,995	35,851,256	21,054,777

Liabilities:
Payable for shares of the Portfolios purchased	—	—	163,573	22,691	—	3,125
Payable for policy-related transactions	404	670	—	—	1,208	—

Total liabilities	404	670	163,573	22,691	1,208	3,125

Net Assets	$4,687,844	$15,345,638	$19,803,264	$3,212,304	$35,850,048	$21,051,652

Net Assets:
Accumulation unit values	$4,686,454	$15,345,607	$19,802,333	$3,212,256	$35,850,048	$20,992,473
Retained by AXA Equitable in Separate Account No. 70	1,390	31	931	48	—	59,179

Total Net Assets	$4,687,844	$15,345,638	$19,803,264	$3,212,304	$35,850,048	$21,051,652

Investments in shares of the Portfolios, at cost	$4,410,746	$13,157,788	$16,105,919	$3,058,155	$33,752,684	$17,582,546

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-34

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	MULTIMANAGER CORE BOND*	MULTIMANAGER MID CAP GROWTH*	MULTIMANAGER MID CAP VALUE*	MULTIMANAGER TECHNOLOGY*	NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO
Assets:
Investments in shares of the Portfolios, at fair value	$103,098,831	$22,724,530	$10,908,712	$70,865,011	$4,470,392	$2,999,190
Receivable for shares of the Portfolios sold	88,940	7,361	426	—	5	105
Receivable for policy-related transactions	—	—	—	6,875	—	—

Total assets	103,187,771	22,731,891	10,909,138	70,871,886	4,470,397	2,999,295

Liabilities:
Payable for shares of the Portfolios purchased	—	—	—	6,852	—	—
Payable for policy-related transactions	88,940	7,361	425	—	5	31

Total liabilities	88,940	7,361	425	6,852	5	31

Net Assets	$103,098,831	$22,724,530	$10,908,713	$70,865,034	$4,470,392	$2,999,264

Net Assets:
Accumulation unit values	$103,067,408	$22,723,882	$10,908,266	$70,865,034	$4,470,392	$2,999,264
Retained by AXA Equitable in Separate Account No. 70	31,423	648	447	—	—	—

Total Net Assets	$103,098,831	$22,724,530	$10,908,713	$70,865,034	$4,470,392	$2,999,264

Investments in shares of the Portfolios, at cost	$101,872,279	$21,466,049	$10,616,453	$63,858,117	$3,977,609	$2,792,650

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-35

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	PIMCO COMMODITYREAL RETURN® STRATEGY PORTFOLIO	PIMCO EMERGING MARKETS BOND PORTFOLIO	PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	PIMCO INCOME PORTFOLIO	PROFUND VP BEAR
Assets:
Investments in shares of the Portfolios, at fair value	$16,170,784	$17,445,305	$5,463,726	$2,818,274	$12,787,957	$65,619
Receivable for shares of the Portfolios sold	—	392	176	740	—	3
Receivable for policy-related transactions	9,377	—	—	—	39,284	—

Total assets	16,180,161	17,445,697	5,463,902	2,819,014	12,827,241	65,622

Liabilities:
Payable for shares of the Portfolios purchased	9,377	—	—	—	39,026	—
Payable for policy-related transactions	—	392	177	740	—	3

Total liabilities	9,377	392	177	740	39,026	3

Net Assets	$16,170,784	$17,445,305	$5,463,725	$2,818,274	$12,788,215	$65,619

Net Assets:
Accumulation unit values	$16,150,239	$17,422,117	$5,463,638	$2,818,204	$12,788,215	$64,728
Retained by AXA Equitable in Separate Account No. 70	20,545	23,188	87	70	—	891

Total Net Assets	$16,170,784	$17,445,305	$5,463,725	$2,818,274	$12,788,215	$65,619

Investments in shares of the Portfolios, at cost	$18,753,422	$16,909,913	$5,662,714	$2,694,625	$12,624,319	$83,759

The accompanying notes are an integral part of these financial statements.

FSA-36

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	PROFUND VP BIOTECHNOLOGY	PUTNAM VT DIVERSIFIED INCOME FUND	PUTNAM VT GLOBAL ASSET ALLOCATION FUND	PUTNAM VT MULTI-ASSET ABSOLUTE RETURN FUND	PUTNAM VT RESEARCH FUND	QS LEGG MASON DYNAMIC MULTI- STRATEGY VIT PORTFOLIO
Assets:
Investments in shares of the Portfolios, at fair value	$41,626,164	$29,311,485	$4,700,410	$2,303,953	$1,915,504	$4,245,000
Receivable for shares of the Portfolios sold	100,575	—	2,152	1,579	59	8,373
Receivable for policy-related transactions	—	4,956	—	—	—	—

Total assets	41,726,739	29,316,441	4,702,562	2,305,532	1,915,563	4,253,373

Liabilities:
Payable for shares of the Portfolios purchased	—	4,940	—	—	—	—
Payable for policy-related transactions	100,576	—	2,143	1,548	1	8,352

Total liabilities	100,576	4,940	2,143	1,548	1	8,352

Net Assets	$41,626,163	$29,311,501	$4,700,419	$2,303,984	$1,915,562	$4,245,021

Net Assets:
Accumulation unit values	$41,615,298	$29,311,501	$4,700,419	$2,303,984	$1,915,562	$4,245,021
Retained by AXA Equitable in Separate Account No. 70	10,865	—	—	—	—	—

Total Net Assets	$41,626,163	$29,311,501	$4,700,419	$2,303,984	$1,915,562	$4,245,021

Investments in shares of the Portfolios, at cost	$37,381,107	$28,201,278	$4,612,229	$2,319,092	$1,705,814	$3,920,868

The accompanying notes are an integral part of these financial statements.

FSA-37

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	SEI VP BALANCED STRATEGY FUND	SEI VP CONSERVATIVE STRATEGY FUND	SEI VP MARKET GROWTH STRATEGY FUND	SEI VP MARKET PLUS STRATEGY FUND	SEI VP MODERATE STRATEGY FUND	T. ROWE PRICE EQUITY INCOME PORTFOLIO
Assets:
Investments in shares of the Portfolios, at fair value	$7,291,288	$10,347,483	$6,748,413	$2,151,074	$8,677,616	$16,615,073
Receivable for shares of the Portfolios sold	248	—	225	72	291	—
Receivable for policy-related transactions	—	31,214	—	—	—	1,105

Total assets	7,291,536	10,378,697	6,748,638	2,151,146	8,677,907	16,616,178

Liabilities:
Payable for shares of the Portfolios purchased	—	31,214	—	—	—	1,003
Payable for policy-related transactions	248	—	225	72	291	—

Total liabilities	248	31,214	225	72	291	1,003

Net Assets	$7,291,288	$10,347,483	$6,748,413	$2,151,074	$8,677,616	$16,615,175

Net Assets:
Accumulation unit values	$7,290,403	$10,347,413	$6,748,268	$2,151,054	$8,676,520	$16,615,175
Retained by AXA Equitable in Separate Account No. 70	885	70	145	20	1,096	—

Total Net Assets	$7,291,288	$10,347,483	$6,748,413	$2,151,074	$8,677,616	$16,615,175

Investments in shares of the Portfolios, at cost	$6,962,550	$10,212,142	$6,248,064	$2,088,291	$8,450,677	$16,947,948

The accompanying notes are an integral part of these financial statements.

FSA-38

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	TEMPLETON DEVELOPING MARKETS VIP FUND	TEMPLETON FOREIGN VIP FUND	TEMPLETON GLOBAL BOND VIP FUND	TEMPLETON GROWTH VIP FUND	VANECK VIP GLOBAL HARD ASSETS FUND	VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND
Assets:
Investments in shares of the Portfolios, at fair value	$13,439,929	$6,128,376	$123,768,679	$1,293,738	$16,278,167	$976,915
Receivable for shares of the Portfolios sold	892	8,731	11,303	49	4,168	—
Receivable for policy-related transactions	—	—	—	—	—	571

Total assets	13,440,821	6,137,107	123,779,982	1,293,787	16,282,335	977,486

Liabilities:
Payable for shares of the Portfolios purchased	—	—	—	—	—	571
Payable for policy-related transactions	892	8,731	11,303	48	4,168	—

Total liabilities	892	8,731	11,303	48	4,168	571

Net Assets	$13,439,929	$6,128,376	$123,768,679	$1,293,739	$16,278,167	$976,915

Net Assets:
Accumulation unit values	$13,390,801	$6,126,011	$123,763,035	$1,293,312	$16,261,254	$976,841
Retained by AXA Equitable in Separate Account No. 70	49,128	2,365	5,644	427	16,913	74

Total Net Assets	$13,439,929	$6,128,376	$123,768,679	$1,293,739	$16,278,167	$976,915

Investments in shares of the Portfolios, at cost	$11,339,170	$6,347,123	$131,143,256	$1,543,750	$19,207,961	$940,003

The accompanying notes are an integral part of these financial statements.

FSA-39

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

The following table provides the Portfolio shares held by the Variable Investment Options of the Account:

	Share Class**	Portfolio Shares Held
1290 VT CONVERTIBLE SECURITIES	IB	805,337
1290 VT CONVERTIBLE SECURITIES	K	477,459

1290 VT DOUBLELINE DYNAMIC ALLOCATION	IB	1,527,525

1290 VT DOUBLELINE OPPORTUNISTIC BOND	IB	2,998,193

1290 VT ENERGY	IB	632,753
1290 VT ENERGY	K	98,661

1290 VT EQUITY INCOME	IA	4,674,943
1290 VT EQUITY INCOME	IB	1,823,099

1290 VT GAMCO MERGERS & ACQUISITIONS	IA	895,483
1290 VT GAMCO MERGERS & ACQUISITIONS	IB	602,310

1290 VT GAMCO SMALL COMPANY VALUE	IA	3,774,908
1290 VT GAMCO SMALL COMPANY VALUE	IB	970,674

1290 VT HIGH YIELD BOND	IB	2,057,025

1290 VT LOW VOLATILITY GLOBAL EQUITY	IB	285,752

1290 VT MICRO CAP	IB	84,712

1290 VT MODERATE GROWTH ALLOCATION	IB	1,733,586

1290 VT MULTI-ALTERNATIVE STRATEGIES	IB	51,795

1290 VT NATURAL RESOURCES	IB	920,948

1290 VT REAL ESTATE	IB	1,371,959

1290 VT SMALL CAP VALUE	IB	154,508

1290 VT SMARTBETA EQUITY	IB	850,434
1290 VT SMARTBETA EQUITY	K	603,119

1290 VT SOCIALLY RESPONSIBLE	IB	684,514

7TWELVETM BALANCED PORTFOLIO	CLASS 4	4,369,254

AB VPS BALANCED WEALTH STRATEGY PORTFOLIO	CLASS B	402,407

AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO	CLASS B	59,938

AB VPS GROWTH AND INCOME PORTFOLIO	CLASS B	514,778

AB VPS INTERNATIONAL GROWTH PORTFOLIO	CLASS B	333,196

AB VPS SMALL/MID CAP VALUE PORTFOLIO	CLASS B	339,426

ALL ASSET GROWTH-ALT 20	IA	1,378,949
ALL ASSET GROWTH-ALT 20	IB	608,754

ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO	CLASS III	341,516

AMERICAN CENTURY VP INFLATION PROTECTION FUND	CLASS II	853,554

AMERICAN CENTURY VP LARGE COMPANY VALUE	CLASS II	120,309

AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM	CLASS 4	4,129,688

AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	CLASS 4	3,491,162

AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM	CLASS 4	539,863

AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	CLASS 4	834,525

AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM	CLASS 4	585,335

The accompanying notes are an integral part of these financial statements.

FSA-40

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Share Class**	Portfolio Shares Held

AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM	CLASS 4	541,339

AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	CLASS P-2	533,656

AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	CLASS 4	2,614,011

BLACKROCK GLOBAL ALLOCATION V.I. FUND	CLASS III	7,418,976

BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	CLASS III	4,119,091

CHARTERSM AGGRESSIVE GROWTH	B	1,306,267

CHARTERSM CONSERVATIVE	B	4,106,576

CHARTERSM GROWTH	B	2,461,226

CHARTERSM MODERATE	B	3,719,245

CHARTERSM MODERATE GROWTH	B	3,201,268

CHARTERSM MULTI-SECTOR BOND	B	382,053

CHARTERSM SMALL CAP GROWTH	B	811,891

CHARTERSM SMALL CAP VALUE	B	746,770

CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	CLASS II	1,934,258

CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	CLASS II	409,951

CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	CLASS II	2,200,667

CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	CLASS II	257,094

DELAWARE VIP® DIVERSIFIED INCOME SERIES	SERVICE CLASS	2,130,094

DELAWARE VIP® EMERGING MARKETS SERIES	SERVICE CLASS	288,689

DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	SERVICE CLASS	1,173,825

EATON VANCE VT FLOATING-RATE INCOME FUND	INITIAL CLASS	5,690,308

EQ/400 MANAGED VOLATILITY	IB	2,978,359

EQ/500 MANAGED VOLATILITY	IB	5,719,537

EQ/2000 MANAGED VOLATILITY	IB	3,255,252

EQ/AB DYNAMIC AGGRESSIVE GROWTH	IB	18,219,667

EQ/AB DYNAMIC GROWTH	IB	64,892,208

EQ/AB DYNAMIC MODERATE GROWTH	IB	197,996,196

EQ/AB SHORT DURATION GOVERNMENT BOND	IB	626,418

EQ/AB SMALL CAP GROWTH	IA	2,913,847
EQ/AB SMALL CAP GROWTH	IB	1,852,896

EQ/AGGRESSIVE ALLOCATION	A	1,550,456
EQ/AGGRESSIVE ALLOCATION	B	927,397

EQ/AGGRESSIVE GROWTH STRATEGY	IB	269,409,092

EQ/AMERICAN CENTURY MID CAP VALUE	IB	6,697,079

EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION	IB	2,253,656

EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION	IB	749,290

EQ/BALANCED STRATEGY	IB	189,155,037

EQ/BLACKROCK BASIC VALUE EQUITY	IA	5,142,547
EQ/BLACKROCK BASIC VALUE EQUITY	IB	1,109,644

The accompanying notes are an integral part of these financial statements.

FSA-41

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Share Class**	Portfolio Shares Held

EQ/CAPITAL GUARDIAN RESEARCH	IA	469,837
EQ/CAPITAL GUARDIAN RESEARCH	IB	217,712

EQ/CLEARBRIDGE LARGE CAP GROWTH	IB	6,473,224

EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	IA	412,546
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	IB	423,661

EQ/COMMON STOCK INDEX	IA	1,532,693
EQ/COMMON STOCK INDEX	IB	561,046

EQ/CONSERVATIVE GROWTH STRATEGY	IB	92,762,510

EQ/CONSERVATIVE STRATEGY	IB	54,411,780

EQ/CORE BOND INDEX	IB	30,184,715

EQ/EMERGING MARKETS EQUITY PLUS	IB	859,015

EQ/EQUITY 500 INDEX	IA	5,606,166
EQ/EQUITY 500 INDEX	IB	3,019,185

EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	IB	4,399,625

EQ/FIRST TRUST MODERATE GROWTH ALLOCATION	IB	2,155,004

EQ/FRANKLIN BALANCED MANAGED VOLATILITY	IA	353,210
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	IB	508,434

EQ/FRANKLIN RISING DIVIDENDS	IB	3,158,334

EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	IA	129,327
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	IB	522,243

EQ/FRANKLIN STRATEGIC INCOME	IB	5,632,073

EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	IA	564,199
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	IB	550,050

EQ/GLOBAL BOND PLUS	IA	423,142
EQ/GLOBAL BOND PLUS	IB	412,967

EQ/GLOBAL EQUITY MANAGED VOLATILITY	IA	307,669
EQ/GLOBAL EQUITY MANAGED VOLATILITY	IB	506,124

EQ/GOLDMAN SACHS GROWTH ALLOCATION	IB	5,939,960

EQ/GOLDMAN SACHS MID CAP VALUE	IB	1,453,972

EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION	IB	61,173,804

EQ/GROWTH STRATEGY	IB	248,667,942

EQ/INTERMEDIATE GOVERNMENT BOND	IB	10,942,908

EQ/INTERNATIONAL CORE MANAGED VOLATILITY	IA	462,633
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	IB	671,992

EQ/INTERNATIONAL EQUITY INDEX	IA	3,036,350
EQ/INTERNATIONAL EQUITY INDEX	IB	2,296,685

EQ/INTERNATIONAL MANAGED VOLATILITY	IB	6,591,180

EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	IA	187,923

EQ/INVESCO COMSTOCK	IA	2,531,513
EQ/INVESCO COMSTOCK	IB	434,740

EQ/INVESCO GLOBAL REAL ESTATE	IB	4,357,536

EQ/INVESCO INTERNATIONAL GROWTH	IB	1,194,297

EQ/INVESCO MODERATE ALLOCATION	IB	27,284,153

The accompanying notes are an integral part of these financial statements.

FSA-42

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Share Class**	Portfolio Shares Held

EQ/INVESCO MODERATE GROWTH ALLOCATION	IB	2,721,131

EQ/JANUS ENTERPRISE	IA	2,113,439
EQ/JANUS ENTERPRISE	IB	1,136,848

EQ/JPMORGAN GROWTH ALLOCATION	IB	15,253,018

EQ/JPMORGAN VALUE OPPORTUNITIES	IA	558,926
EQ/JPMORGAN VALUE OPPORTUNITIES	IB	793,677

EQ/LARGE CAP CORE MANAGED VOLATILITY	IB	848,939

EQ/LARGE CAP GROWTH INDEX	IA	4,379,999
EQ/LARGE CAP GROWTH INDEX	IB	2,021,849

EQ/LARGE CAP GROWTH MANAGED VOLATILITY	IA	165,843
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	IB	554,491

EQ/LARGE CAP VALUE INDEX	IA	4,282,486
EQ/LARGE CAP VALUE INDEX	IB	2,179,364

EQ/LARGE CAP VALUE MANAGED VOLATILITY	IA	604,685
EQ/LARGE CAP VALUE MANAGED VOLATILITY	IB	717,962

EQ/LAZARD EMERGING MARKETS EQUITY	IB	3,946,451

EQ/LEGG MASON GROWTH ALLOCATION	IB	2,138,096

EQ/LEGG MASON MODERATE ALLOCATION	IB	17,868,067

EQ/LOOMIS SAYLES GROWTH	IA	6,688,687
EQ/LOOMIS SAYLES GROWTH	IB	3,606,264

EQ/MFS INTERNATIONAL GROWTH	IA	5,132,486
EQ/MFS INTERNATIONAL GROWTH	IB	3,493,955

EQ/MFS INTERNATIONAL VALUE	IB	8,003,427

EQ/MFS MID CAP FOCUSED GROWTH	IB	5,109,936

EQ/MFS TECHNOLOGY	IB	2,007,212

EQ/MFS UTILITIES SERIES	IB	1,757,959

EQ/MID CAP INDEX	IA	4,675,208
EQ/MID CAP INDEX	IB	2,467,785

EQ/MID CAP VALUE MANAGED VOLATILITY	IA	358,633
EQ/MID CAP VALUE MANAGED VOLATILITY	IB	701,504

EQ/MODERATE ALLOCATION	A	7,303,824
EQ/MODERATE ALLOCATION	B	5,382,585

EQ/MODERATE GROWTH STRATEGY	IB	356,264,229

EQ/MODERATE-PLUS ALLOCATION	A	2,718,126
EQ/MODERATE-PLUS ALLOCATION	B	3,498,178

EQ/MONEY MARKET	IA	70,956,768
EQ/MONEY MARKET	IB	75,112,009

EQ/OPPENHEIMER GLOBAL	IA	2,782,579
EQ/OPPENHEIMER GLOBAL	IB	1,414,309

EQ/PIMCO GLOBAL REAL RETURN	IB	2,892,192

EQ/PIMCO REAL RETURN	IB	3,668,873

EQ/PIMCO TOTAL RETURN	IB	17,331,174

EQ/PIMCO ULTRA SHORT BOND	IA	2,543,067
EQ/PIMCO ULTRA SHORT BOND	IB	1,858,019

The accompanying notes are an integral part of these financial statements.

FSA-43

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Share Class**	Portfolio Shares Held

EQ/QUALITY BOND PLUS	IB	2,940,882

EQ/SCIENCE AND TECHNOLOGY	IB	3,031,440

EQ/SMALL COMPANY INDEX	IA	4,272,995
EQ/SMALL COMPANY INDEX	IB	2,046,696

EQ/T. ROWE PRICE GROWTH STOCK	IA	3,675,155
EQ/T. ROWE PRICE GROWTH STOCK	IB	1,708,728

EQ/T. ROWE PRICE HEALTH SCIENCES	IB	3,311,974

EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	IA	203,131
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	IB	1,156,067

EQ/UBS GROWTH & INCOME	IB	688,431

EQ/ULTRA CONSERVATIVE STRATEGY	IB	46,613,744

EQ/WELLINGTON ENERGY	IB	5,362,018

FEDERATED HIGH INCOME BOND FUND II	SERVICE CLASS	4,195,261

FEDERATED KAUFMANN FUND II	SERVICE CLASS	1,018,246

FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	SERVICE CLASS 2	35,159

FIDELITY® VIP FREEDOM 2015 PORTFOLIO	SERVICE CLASS 2	44,779

FIDELITY® VIP FREEDOM 2020 PORTFOLIO	SERVICE CLASS 2	95,424

FIDELITY® VIP FREEDOM 2025 PORTFOLIO	SERVICE CLASS 2	103,938

FIDELITY® VIP FREEDOM 2030 PORTFOLIO	SERVICE CLASS 2	70,408

FIDELITY® VIP MID CAP PORTFOLIO	SERVICE CLASS 2	2,760,419

FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	SERVICE CLASS 2	13,345,314

FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	CLASS I	529,048

FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	CLASS I	4,329,361

FRANKLIN ALLOCATION VIP FUND	CLASS 2	3,140,861

FRANKLIN INCOME VIP FUND	CLASS 2	6,584,391

FRANKLIN MUTUAL SHARES VIP FUND	CLASS 2	662,420

GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	COMMON SHARES	164,339

GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	COMMON SHARES	22,514

HARTFORD CAPITAL APPRECIATION HLS FUND	IC	449,105

HARTFORD GROWTH OPPORTUNITIES HLS FUND	IC	1,541,368

INVESCO V.I. AMERICAN FRANCHISE FUND	SERIES II	9,354

INVESCO V.I. BALANCED-RISK ALLOCATION FUND	SERIES II	1,132,056

INVESCO V.I. DIVERSIFIED DIVIDEND FUND	SERIES II	2,556,360

INVESCO V.I. EQUITY AND INCOME FUND	SERIES II	1,118,949

INVESCO V.I. HEALTH CARE FUND	SERIES II	275,917

INVESCO V.I. HIGH YIELD FUND	SERIES II	8,841,832

INVESCO V.I. MID CAP CORE EQUITY FUND	SERIES II	1,047,383

INVESCO V.I. SMALL CAP EQUITY FUND	SERIES II	1,352,746

IVY VIP ASSET STRATEGY	CLASS II	3,629,024

IVY VIP GLOBAL EQUITY INCOME	CLASS II	2,103,000

The accompanying notes are an integral part of these financial statements.

FSA-44

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Share Class**	Portfolio Shares Held

IVY VIP HIGH INCOME	CLASS II	36,027,006

IVY VIP NATURAL RESOURCES	CLASS II	1,685,599

IVY VIP SMALL CAP GROWTH	CLASS II	3,877,089

JANUS HENDERSON BALANCED PORTFOLIO	SERVICE SHARES	3,574,622

JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	SERVICE SHARES	2,372,869

JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	SERVICE SHARES	917,034

JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	CLASS 2	1,421,619

JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO	CLASS 2	2,374,493

LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	VC SHARES	12,687,678

LORD ABBETT SERIES FUND — GROWTH OPPORTUNITIES PORTFOLIO	VC SHARES	360,050

MFS® INVESTORS TRUST SERIES	SERVICE CLASS	468,283

MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	SERVICE CLASS	889,235

MFS® RESEARCH SERIES	SERVICE CLASS	110,578

MFS® VALUE SERIES	SERVICE CLASS	1,747,078

MULTIMANAGER AGGRESSIVE EQUITY	IB	322,738

MULTIMANAGER CORE BOND	IB	10,321,180

MULTIMANAGER MID CAP GROWTH	IB	2,334,980

MULTIMANAGER MID CAP VALUE	IB	730,025

MULTIMANAGER TECHNOLOGY	IB	2,391,933

NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	CLASS S	323,707

NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	CLASS S	291,183

PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	ADVISOR CLASS	2,491,646

PIMCO EMERGING MARKETS BOND PORTFOLIO	ADVISOR CLASS	1,322,616

PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	ADVISOR CLASS	481,386

PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	ADVISOR CLASS	223,850

PIMCO INCOME PORTFOLIO	ADVISOR CLASS	1,176,445

PROFUND VP BEAR	COMMON SHARES	2,478

PROFUND VP BIOTECHNOLOGY	COMMON SHARES	546,777

PUTNAM VT DIVERSIFIED INCOME FUND	CLASS IB	4,674,878

PUTNAM VT GLOBAL ASSET ALLOCATION FUND	CLASS IB	273,757

PUTNAM VT MULTI-ASSET ABSOLUTE RETURN FUND	CLASS IB	229,706

PUTNAM VT RESEARCH FUND	CLASS IB	64,257

QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	CLASS II	311,674

SEI VP BALANCED STRATEGY FUND	CLASS III	659,248

SEI VP CONSERVATIVE STRATEGY FUND	CLASS III	992,088

SEI VP MARKET GROWTH STRATEGY FUND	CLASS III	599,859

SEI VP MARKET PLUS STRATEGY FUND	CLASS III	182,449

SEI VP MODERATE STRATEGY FUND	CLASS III	821,744

T. ROWE PRICE EQUITY INCOME PORTFOLIO	CLASS II	615,145

The accompanying notes are an integral part of these financial statements.

FSA-45

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Share Class**	Portfolio Shares Held

TEMPLETON DEVELOPING MARKETS VIP FUND	CLASS 2	1,254,895

TEMPLETON FOREIGN VIP FUND	CLASS 2	439,941

TEMPLETON GLOBAL BOND VIP FUND	CLASS 2	7,750,074

TEMPLETON GROWTH VIP FUND	CLASS 2	118,691

VANECK VIP GLOBAL HARD ASSETS FUND	CLASS S	891,466

VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND	INITIAL CLASS	112,160

The accompanying notes are an integral part of these financial statements.

**	Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.

The following table provides units outstanding and unit values associated with the Variable Investment Options of the Account and is further categorized by share class and contract charges:

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
1290 VT CONVERTIBLE SECURITIES	1.10%	IB	$13.01	100
1290 VT CONVERTIBLE SECURITIES	1.20%	IB	$14.62	85
1290 VT CONVERTIBLE SECURITIES	1.25%	IB	$14.58	65

1290 VT DOUBLELINE DYNAMIC ALLOCATION	1.10%	IB	$11.21	49
1290 VT DOUBLELINE DYNAMIC ALLOCATION	1.25%	IB	$11.19	69
1290 VT DOUBLELINE DYNAMIC ALLOCATION	1.30%	IB	$13.10	1,056
1290 VT DOUBLELINE DYNAMIC ALLOCATION	1.65%	IB	$12.78	134
1290 VT DOUBLELINE DYNAMIC ALLOCATION	1.70%	IB	$12.74	101

1290 VT DOUBLELINE OPPORTUNISTIC BOND	0.30%	IB	$11.35	18
1290 VT DOUBLELINE OPPORTUNISTIC BOND	1.10%	IB	$10.95	1,031
1290 VT DOUBLELINE OPPORTUNISTIC BOND	1.20%	IB	$10.59	160
1290 VT DOUBLELINE OPPORTUNISTIC BOND	1.25%	IB	$10.87	936
1290 VT DOUBLELINE OPPORTUNISTIC BOND	1.30%	IB	$10.80	563
1290 VT DOUBLELINE OPPORTUNISTIC BOND	1.65%	IB	$10.62	40
1290 VT DOUBLELINE OPPORTUNISTIC BOND	1.70%	IB	$10.60	47

1290 VT ENERGY	0.30%	IB	$6.54	3
1290 VT ENERGY	1.10%	IB	$7.00	215
1290 VT ENERGY	1.20%	IB	$6.19	73
1290 VT ENERGY	1.25%	IB	$6.17	189

1290 VT EQUITY INCOME	1.30%	IA	$24.54	618
1290 VT EQUITY INCOME	1.55%	IA	$23.91	37
1290 VT EQUITY INCOME	1.65%	IA	$23.67	113
1290 VT EQUITY INCOME	1.70%	IA	$23.55	89
1290 VT EQUITY INCOME	1.10%	IB	$13.31	87
1290 VT EQUITY INCOME	1.20%	IB	$14.96	33
1290 VT EQUITY INCOME	1.25%	IB	$14.91	90
1290 VT EQUITY INCOME	1.30%	IB	$5.02	373
1290 VT EQUITY INCOME	1.55%	IB	$11.68	85
1290 VT EQUITY INCOME	1.65%	IB	$11.44	186
1290 VT EQUITY INCOME	1.70%	IB	$11.31	16

The accompanying notes are an integral part of these financial statements.

FSA-46

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

1290 VT GAMCO MERGERS & ACQUISITIONS	1.30%	IA	$14.36	453
1290 VT GAMCO MERGERS & ACQUISITIONS	1.55%	IA	$13.99	34
1290 VT GAMCO MERGERS & ACQUISITIONS	1.65%	IA	$13.85	127
1290 VT GAMCO MERGERS & ACQUISITIONS	1.70%	IA	$13.78	151
1290 VT GAMCO MERGERS & ACQUISITIONS	0.30%	IB	$12.24	3
1290 VT GAMCO MERGERS & ACQUISITIONS	1.10%	IB	$11.13	327
1290 VT GAMCO MERGERS & ACQUISITIONS	1.20%	IB	$11.57	84
1290 VT GAMCO MERGERS & ACQUISITIONS	1.25%	IB	$11.54	226

1290 VT GAMCO SMALL COMPANY VALUE	0.65%	IA	$23.06	—
1290 VT GAMCO SMALL COMPANY VALUE	1.30%	IA	$28.38	5,785
1290 VT GAMCO SMALL COMPANY VALUE	1.55%	IA	$27.66	395
1290 VT GAMCO SMALL COMPANY VALUE	1.65%	IA	$27.37	1,054
1290 VT GAMCO SMALL COMPANY VALUE	1.70%	IA	$27.23	798
1290 VT GAMCO SMALL COMPANY VALUE	0.30%	IB	$14.98	8
1290 VT GAMCO SMALL COMPANY VALUE	1.10%	IB	$13.02	2,705
1290 VT GAMCO SMALL COMPANY VALUE	1.20%	IB	$14.16	692
1290 VT GAMCO SMALL COMPANY VALUE	1.25%	IB	$14.12

1290 VT HIGH YIELD BOND	1.10%	IB	$11.67	399
1290 VT HIGH YIELD BOND	1.20%	IB	$12.15	60
1290 VT HIGH YIELD BOND	1.25%	IB	$12.11	286
1290 VT HIGH YIELD BOND	1.30%	IB	$12.62	676
1290 VT HIGH YIELD BOND	1.55%	IB	$11.95	14
1290 VT HIGH YIELD BOND	1.65%	IB	$12.32	120
1290 VT HIGH YIELD BOND	1.70%	IB	$12.28	60

1290 VT LOW VOLATILITY GLOBAL EQUITY	1.10%	IB	$13.37	98
1290 VT LOW VOLATILITY GLOBAL EQUITY	1.20%	IB	$14.88	42
1290 VT LOW VOLATILITY GLOBAL EQUITY	1.25%	IB	$14.83
1290 VT LOW VOLATILITY GLOBAL EQUITY	1.30%	IB	$11.56	30

1290 VT MICRO CAP	1.10%	IB	$11.21	37
1290 VT MICRO CAP	1.25%	IB	$11.19	8
1290 VT MICRO CAP	1.30%	IB	$11.18	34
1290 VT MICRO CAP	1.65%	IB	$11.13	1

1290 VT MODERATE GROWTH ALLOCATION	1.30%	IB	$11.26	1,671
1290 VT MODERATE GROWTH ALLOCATION	1.65%	IB	$11.22	48

1290 VT MULTI-ALTERNATIVE STRATEGIES	1.10%	IB	$10.41	47
1290 VT MULTI-ALTERNATIVE STRATEGIES	1.25%	IB	$10.39	3

1290 VT NATURAL RESOURCES	1.10%	IB	$9.43	204
1290 VT NATURAL RESOURCES	1.20%	IB	$8.38	35
1290 VT NATURAL RESOURCES	1.25%	IB	$8.36	156
1290 VT NATURAL RESOURCES	1.30%	IB	$8.57	333
1290 VT NATURAL RESOURCES	1.55%	IB	$8.64	1
1290 VT NATURAL RESOURCES	1.65%	IB	$8.37	63
1290 VT NATURAL RESOURCES	1.70%	IB	$8.34	18

1290 VT REAL ESTATE	0.30%	IB	$14.12	1
1290 VT REAL ESTATE	1.10%	IB	$11.90	185
1290 VT REAL ESTATE	1.20%	IB	$13.35	48
1290 VT REAL ESTATE	1.25%	IB	$13.31	147
1290 VT REAL ESTATE	1.30%	IB	$13.59	593
1290 VT REAL ESTATE	1.55%	IB	$12.12	12
1290 VT REAL ESTATE	1.65%	IB	$13.26	139
1290 VT REAL ESTATE	1.70%	IB	$13.22	78

The accompanying notes are an integral part of these financial statements.

FSA-47

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

1290 VT SMALL CAP VALUE	0.30%	IB	$10.22	7
1290 VT SMALL CAP VALUE	1.10%	IB	$10.12	76
1290 VT SMALL CAP VALUE	1.25%	IB	$10.10	25
1290 VT SMALL CAP VALUE	1.30%	IB	$10.10	54
1290 VT SMALL CAP VALUE	1.65%	IB	$10.05	1

1290 VT SMARTBETA EQUITY	0.30%	IB	$16.79	5
1290 VT SMARTBETA EQUITY	1.10%	IB	$14.18	145
1290 VT SMARTBETA EQUITY	1.20%	IB	$15.88	29
1290 VT SMARTBETA EQUITY	1.25%	IB	$15.83	54
1290 VT SMARTBETA EQUITY	1.30%	IB	$11.92	19
1290 VT SMARTBETA EQUITY	1.65%	IB	$11.87	2

1290 VT SOCIALLY RESPONSIBLE	1.10%	IB	$15.21	424
1290 VT SOCIALLY RESPONSIBLE	1.20%	IB	$18.32	30
1290 VT SOCIALLY RESPONSIBLE	1.25%	IB	$18.27	61
1290 VT SOCIALLY RESPONSIBLE	1.30%	IB	$26.97	31
1290 VT SOCIALLY RESPONSIBLE	1.55%	IB	$19.46	14
1290 VT SOCIALLY RESPONSIBLE	1.65%	IB	$25.51	11
1290 VT SOCIALLY RESPONSIBLE	1.70%	IB	$18.87	2

7TWELVETM BALANCED PORTFOLIO	1.10%	CLASS 4	$10.82	291
7TWELVETM BALANCED PORTFOLIO	1.20%	CLASS 4	$10.82	470
7TWELVETM BALANCED PORTFOLIO	1.25%	CLASS 4	$10.79	313
7TWELVETM BALANCED PORTFOLIO	1.30%	CLASS 4	$12.05	2,865
7TWELVETM BALANCED PORTFOLIO	1.55%	CLASS 4	$10.80	13
7TWELVETM BALANCED PORTFOLIO	1.55%	CLASS 4	$11.82	52
7TWELVETM BALANCED PORTFOLIO	1.65%	CLASS 4	$11.73	416
7TWELVETM BALANCED PORTFOLIO	1.70%	CLASS 4	$11.68	280

AB VPS BALANCED WEALTH STRATEGY PORTFOLIO	1.30%	CLASS B	$18.12	152
AB VPS BALANCED WEALTH STRATEGY PORTFOLIO	1.55%	CLASS B	$17.66	18
AB VPS BALANCED WEALTH STRATEGY PORTFOLIO	1.65%	CLASS B	$17.48	44
AB VPS BALANCED WEALTH STRATEGY PORTFOLIO	1.70%	CLASS B	$17.39	12

AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO	1.10%	CLASS B	$14.19	72
AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO	1.20%	CLASS B	$14.80	11
AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO	1.25%	CLASS B	$14.76	50

AB VPS GROWTH AND INCOME PORTFOLIO	0.30%	CLASS B	$15.74	10
AB VPS GROWTH AND INCOME PORTFOLIO	1.10%	CLASS B	$14.51	740
AB VPS GROWTH AND INCOME PORTFOLIO	1.20%	CLASS B	$15.00	78
AB VPS GROWTH AND INCOME PORTFOLIO	1.25%	CLASS B	$14.96	218

AB VPS INTERNATIONAL GROWTH PORTFOLIO	1.30%	CLASS B	$13.87	400
AB VPS INTERNATIONAL GROWTH PORTFOLIO	1.55%	CLASS B	$13.52	24
AB VPS INTERNATIONAL GROWTH PORTFOLIO	1.65%	CLASS B	$13.38	100
AB VPS INTERNATIONAL GROWTH PORTFOLIO	1.70%	CLASS B	$13.31	38

AB VPS SMALL/MID CAP VALUE PORTFOLIO	0.30%	CLASS B	$13.40	3
AB VPS SMALL/MID CAP VALUE PORTFOLIO	1.10%	CLASS B	$12.42	314
AB VPS SMALL/MID CAP VALUE PORTFOLIO	1.20%	CLASS B	$12.77	24
AB VPS SMALL/MID CAP VALUE PORTFOLIO	1.25%	CLASS B	$12.74	139

ALL ASSET GROWTH-ALT 20	1.30%	IA	$17.50	1,288
ALL ASSET GROWTH-ALT 20	1.55%	IA	$17.05	28
ALL ASSET GROWTH-ALT 20	1.65%	IA	$16.88	210
ALL ASSET GROWTH-ALT 20	1.70%	IA	$16.79	132

The accompanying notes are an integral part of these financial statements.

FSA-48

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
ALL ASSET GROWTH-ALT 20	1.10%	IB	$11.72	316
ALL ASSET GROWTH-ALT 20	1.20%	IB	$11.68	448
ALL ASSET GROWTH-ALT 20	1.25%	IB	$11.67	325

ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO	1.10%	CLASS III	$14.75	244
ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO	1.25%	CLASS III	$14.65	111

AMERICAN CENTURY VP INFLATION PROTECTION FUND	0.30%	CLASS II	$11.03	4
AMERICAN CENTURY VP INFLATION PROTECTION FUND	1.10%	CLASS II	$10.45	401
AMERICAN CENTURY VP INFLATION PROTECTION FUND	1.20%	CLASS II	$10.43	93
AMERICAN CENTURY VP INFLATION PROTECTION FUND	1.25%	CLASS II	$10.40	342

AMERICAN CENTURY VP LARGE COMPANY VALUE	1.30%	CLASS II	$24.39	42
AMERICAN CENTURY VP LARGE COMPANY VALUE	1.55%	CLASS II	$23.77	8
AMERICAN CENTURY VP LARGE COMPANY VALUE	1.65%	CLASS II	$23.53	31
AMERICAN CENTURY VP LARGE COMPANY VALUE	1.70%	CLASS II	$23.41	2

AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM	1.10%	CLASS 4	$13.54	3,554
AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM	1.20%	CLASS 4	$14.80	535
AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM	1.25%	CLASS 4	$14.75	2,828

AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	0.65%	CLASS 4	$11.21	—
AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	1.30%	CLASS 4	$10.82	2,580
AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	1.55%	CLASS 4	$10.55	84
AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	1.65%	CLASS 4	$10.56	417
AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	1.70%	CLASS 4	$10.53	492

AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM	0.30%	CLASS 4	$18.09	1
AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM	1.10%	CLASS 4	$14.81	654
AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM	1.20%	CLASS 4	$17.11	106
AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM	1.25%	CLASS 4	$17.06	340

AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	0.30%	CLASS 4	$15.47	2
AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	1.10%	CLASS 4	$13.15	213
AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	1.20%	CLASS 4	$14.62	60
AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	1.25%	CLASS 4	$14.58	124
AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	1.30%	CLASS 4	$16.48	728
AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	1.55%	CLASS 4	$15.48	14
AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	1.65%	CLASS 4	$16.08	139
AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	1.70%	CLASS 4	$16.02	117

The accompanying notes are an integral part of these financial statements.

FSA-49

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM	0.30%	CLASS 4	$19.27	2
AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM	1.10%	CLASS 4	$15.41	1,270
AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM	1.20%	CLASS 4	$18.22	138
AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM	1.25%	CLASS 4	$18.16	377

AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM	1.10%	CLASS 4	$11.52	433
AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM	1.20%	CLASS 4	$11.75	110
AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM	1.25%	CLASS 4	$11.71	296

AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	1.30%	CLASS P-2	$14.86	352
AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	1.55%	CLASS P-2	$13.87	27
AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	1.65%	CLASS P-2	$14.51	59
AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	1.70%	CLASS P-2	$14.46	50

AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	0.30%	CLASS 4	$13.22	23
AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	1.10%	CLASS 4	$12.89	961
AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	1.20%	CLASS 4	$12.50	209
AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	1.25%	CLASS 4	$12.46	448
AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	1.30%	CLASS 4	$13.31	2,396
AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	1.55%	CLASS 4	$12.81	76
AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	1.65%	CLASS 4	$12.99	507
AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	1.70%	CLASS 4	$12.95	482

BLACKROCK GLOBAL ALLOCATION V.I. FUND	1.10%	CLASS III	$11.47	1,111
BLACKROCK GLOBAL ALLOCATION V.I. FUND	1.20%	CLASS III	$12.31	560
BLACKROCK GLOBAL ALLOCATION V.I. FUND	1.25%	CLASS III	$12.27	1,162
BLACKROCK GLOBAL ALLOCATION V.I. FUND	1.30%	CLASS III	$15.34	3,309
BLACKROCK GLOBAL ALLOCATION V.I. FUND	1.55%	CLASS III	$14.95	118
BLACKROCK GLOBAL ALLOCATION V.I. FUND	1.65%	CLASS III	$14.79	807
BLACKROCK GLOBAL ALLOCATION V.I. FUND	1.70%	CLASS III	$14.72	617

BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	1.30%	CLASS III	$35.93	1,347
BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	1.55%	CLASS III	$35.02	81
BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	1.65%	CLASS III	$34.66	261
BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	1.70%	CLASS III	$34.48	117

The accompanying notes are an integral part of these financial statements.

FSA-50

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

CHARTERSM AGGRESSIVE GROWTH	1.10%	B	$11.93	850
CHARTERSM AGGRESSIVE GROWTH	1.20%	B	$12.60	123
CHARTERSM AGGRESSIVE GROWTH	1.25%	B	$12.56	244

CHARTERSM CONSERVATIVE	1.10%	B	$11.21	1,279
CHARTERSM CONSERVATIVE	1.20%	B	$11.42	275
CHARTERSM CONSERVATIVE	1.25%	B	$11.39	2,259

CHARTERSM GROWTH	1.10%	B	$11.79	1,215
CHARTERSM GROWTH	1.20%	B	$12.38	399
CHARTERSM GROWTH	1.25%	B	$12.34	635

CHARTERSM MODERATE	0.30%	B	$12.57	9
CHARTERSM MODERATE	1.10%	B	$11.52	1,109
CHARTERSM MODERATE	1.20%	B	$11.89	515
CHARTERSM MODERATE	1.25%	B	$11.85	1,475
CHARTERSM MODERATE	1.30%	B	$11.59	283
CHARTERSM MODERATE	1.65%	B	$11.39	27
CHARTERSM MODERATE	1.70%	B	$11.36	8

CHARTERSM MODERATE GROWTH	0.30%	B	$12.93	14
CHARTERSM MODERATE GROWTH	1.10%	B	$11.70	1,310
CHARTERSM MODERATE GROWTH	1.20%	B	$12.22	463
CHARTERSM MODERATE GROWTH	1.25%	B	$12.18	868
CHARTERSM MODERATE GROWTH	1.30%	B	$11.81	245
CHARTERSM MODERATE GROWTH	1.65%	B	$11.60	47
CHARTERSM MODERATE GROWTH	1.70%	B	$11.58	1

CHARTERSM MULTI-SECTOR BOND	1.30%	B	$12.09	81
CHARTERSM MULTI-SECTOR BOND	1.55%	B	$29.34	9
CHARTERSM MULTI-SECTOR BOND	1.65%	B	$11.51	17
CHARTERSM MULTI-SECTOR BOND	1.70%	B	$27.90	1

CHARTERSM SMALL CAP GROWTH	0.30%	B	$16.34	9
CHARTERSM SMALL CAP GROWTH	1.10%	B	$14.72	56
CHARTERSM SMALL CAP GROWTH	1.20%	B	$15.45	19
CHARTERSM SMALL CAP GROWTH	1.25%	B	$15.40	37
CHARTERSM SMALL CAP GROWTH	1.30%	B	$9.65	542
CHARTERSM SMALL CAP GROWTH	1.55%	B	$15.88	123
CHARTERSM SMALL CAP GROWTH	1.65%	B	$15.54	116
CHARTERSM SMALL CAP GROWTH	1.70%	B	$15.37	44

CHARTERSM SMALL CAP VALUE	1.10%	B	$12.25	93
CHARTERSM SMALL CAP VALUE	1.20%	B	$12.12	23
CHARTERSM SMALL CAP VALUE	1.25%	B	$12.09	65
CHARTERSM SMALL CAP VALUE	1.30%	B	$20.99	298
CHARTERSM SMALL CAP VALUE	1.55%	B	$26.26	63
CHARTERSM SMALL CAP VALUE	1.65%	B	$19.86	121
CHARTERSM SMALL CAP VALUE	1.70%	B	$25.39	40

CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	1.10%	CLASS II	$11.82	581
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	1.20%	CLASS II	$13.11	259
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	1.25%	CLASS II	$13.07	296
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	1.30%	CLASS II	$13.04	2,476

The accompanying notes are an integral part of these financial statements.

FSA-51

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	1.65%	CLASS II	$12.78	220
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	1.70%	CLASS II	$12.75	333

CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	1.30%	CLASS II	$15.57	1,141
CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	1.65%	CLASS II	$15.30	60
CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	1.70%	CLASS II	$15.26	26

CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	1.10%	CLASS II	$15.44	758
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	1.20%	CLASS II	$16.25	173
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	1.25%	CLASS II	$16.21	438
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	1.30%	CLASS II	$16.16	1,278
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	1.65%	CLASS II	$15.85	87
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	1.70%	CLASS II	$15.80	174

CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	1.30%	CLASS II	$13.29	378
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	1.65%	CLASS II	$13.06	42
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	1.70%	CLASS II	$13.03	17

DELAWARE VIP® DIVERSIFIED INCOME SERIES	0.30%	SERVICE CLASS	$11.80	22
DELAWARE VIP® DIVERSIFIED INCOME SERIES	1.10%	SERVICE CLASS	$10.72	1,035
DELAWARE VIP® DIVERSIFIED INCOME SERIES	1.20%	SERVICE CLASS	$11.16	364
DELAWARE VIP® DIVERSIFIED INCOME SERIES	1.25%	SERVICE CLASS	$11.13	648

DELAWARE VIP® EMERGING MARKETS SERIES	1.10%	SERVICE CLASS	$12.31	409
DELAWARE VIP® EMERGING MARKETS SERIES	1.20%	SERVICE CLASS	$11.66	62
DELAWARE VIP® EMERGING MARKETS SERIES	1.25%	SERVICE CLASS	$11.63	104

DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	0.30%	SERVICE CLASS	$10.90	10
DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	1.10%	SERVICE CLASS	$10.26	545
DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	1.20%	SERVICE CLASS	$10.31	77
DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	1.25%	SERVICE CLASS	$10.28	481

EATON VANCE VT FLOATING-RATE INCOME FUND	0.30%	INITIAL CLASS	$11.89	31
EATON VANCE VT FLOATING-RATE INCOME FUND	1.10%	INITIAL CLASS	$11.07	1,821
EATON VANCE VT FLOATING-RATE INCOME FUND	1.20%	INITIAL CLASS	$11.24	351
EATON VANCE VT FLOATING-RATE INCOME FUND	1.25%	INITIAL CLASS	$11.21	1,273
EATON VANCE VT FLOATING-RATE INCOME FUND	1.30%	INITIAL CLASS	$11.12	955
EATON VANCE VT FLOATING-RATE INCOME FUND	1.65%	INITIAL CLASS	$10.93	114
EATON VANCE VT FLOATING-RATE INCOME FUND	1.70%	INITIAL CLASS	$10.90	132

EQ/400 MANAGED VOLATILITY	1.30%	IB	$17.51	402
EQ/400 MANAGED VOLATILITY	1.30%	IB	$25.28	1,124
EQ/400 MANAGED VOLATILITY	1.55%	IB	$24.64	544
EQ/400 MANAGED VOLATILITY	1.65%	IB	$17.09	157
EQ/400 MANAGED VOLATILITY	1.65%	IB	$24.39	493
EQ/400 MANAGED VOLATILITY	1.70%	IB	$17.03	49
EQ/400 MANAGED VOLATILITY	1.70%	IB	$24.26	18

EQ/500 MANAGED VOLATILITY	1.30%	IB	$20.71	671
EQ/500 MANAGED VOLATILITY	1.30%	IB	$26.96	2,526
EQ/500 MANAGED VOLATILITY	1.55%	IB	$26.28	1,250
EQ/500 MANAGED VOLATILITY	1.65%	IB	$20.21	213

The accompanying notes are an integral part of these financial statements.

FSA-52

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
EQ/500 MANAGED VOLATILITY	1.65%	IB	$26.01	1,273
EQ/500 MANAGED VOLATILITY	1.70%	IB	$20.14	84
EQ/500 MANAGED VOLATILITY	1.70%	IB	$25.87	77

EQ/2000 MANAGED VOLATILITY	1.30%	IB	$17.15	341
EQ/2000 MANAGED VOLATILITY	1.30%	IB	$24.52	1,244
EQ/2000 MANAGED VOLATILITY	1.55%	IB	$23.90	617
EQ/2000 MANAGED VOLATILITY	1.65%	IB	$16.74	94
EQ/2000 MANAGED VOLATILITY	1.65%	IB	$23.66	547
EQ/2000 MANAGED VOLATILITY	1.70%	IB	$16.68	53
EQ/2000 MANAGED VOLATILITY	1.70%	IB	$23.53	27

EQ/AB DYNAMIC AGGRESSIVE GROWTH	1.30%	IB	$11.01	17,517
EQ/AB DYNAMIC AGGRESSIVE GROWTH	1.65%	IB	$10.92	564

EQ/AB DYNAMIC GROWTH	1.30%	IB	$11.73	58,063
EQ/AB DYNAMIC GROWTH	1.65%	IB	$11.54	4,924
EQ/AB DYNAMIC GROWTH	1.70%	IB	$11.51	2,577

EQ/AB DYNAMIC MODERATE GROWTH	0.30%	IB	$13.31	4
EQ/AB DYNAMIC MODERATE GROWTH	1.10%	IB	$11.63	599
EQ/AB DYNAMIC MODERATE GROWTH	1.20%	IB	$12.59	218
EQ/AB DYNAMIC MODERATE GROWTH	1.25%	IB	$12.55	459
EQ/AB DYNAMIC MODERATE GROWTH	1.30%	IB	$13.62	4,599
EQ/AB DYNAMIC MODERATE GROWTH	1.30%	IB	$14.27	131,886
EQ/AB DYNAMIC MODERATE GROWTH	1.55%	IB	$13.95	6,750
EQ/AB DYNAMIC MODERATE GROWTH	1.65%	IB	$13.29	761
EQ/AB DYNAMIC MODERATE GROWTH	1.65%	IB	$13.83	24,549
EQ/AB DYNAMIC MODERATE GROWTH	1.70%	IB	$13.24	611
EQ/AB DYNAMIC MODERATE GROWTH	1.70%	IB	$13.76	17,259

EQ/AB SHORT DURATION GOVERNMENT BOND	0.30%	IB	$10.11	1
EQ/AB SHORT DURATION GOVERNMENT BOND	1.10%	IB	$9.84	329
EQ/AB SHORT DURATION GOVERNMENT BOND	1.20%	IB	$9.56	65
EQ/AB SHORT DURATION GOVERNMENT BOND	1.25%	IB	$9.53	243

EQ/AB SMALL CAP GROWTH	1.30%	IA	$32.70	1,127
EQ/AB SMALL CAP GROWTH	1.55%	IA	$31.87	79
EQ/AB SMALL CAP GROWTH	1.65%	IA	$31.54	225
EQ/AB SMALL CAP GROWTH	1.70%	IA	$31.38	214
EQ/AB SMALL CAP GROWTH	0.30%	IB	$16.64	1
EQ/AB SMALL CAP GROWTH	1.10%	IB	$14.27	822
EQ/AB SMALL CAP GROWTH	1.20%	IB	$15.73	146
EQ/AB SMALL CAP GROWTH	1.25%	IB	$15.68	268
EQ/AB SMALL CAP GROWTH	1.30%	IB	$36.52	134
EQ/AB SMALL CAP GROWTH	1.55%	IB	$44.05	57
EQ/AB SMALL CAP GROWTH	1.65%	IB	$34.58	130
EQ/AB SMALL CAP GROWTH	1.70%	IB	$42.56	11

EQ/AGGRESSIVE ALLOCATION	1.30%	A	$20.64	596
EQ/AGGRESSIVE ALLOCATION	1.55%	A	$20.11	126
EQ/AGGRESSIVE ALLOCATION	1.65%	A	$19.91	136
EQ/AGGRESSIVE ALLOCATION	1.70%	A	$19.80	14
EQ/AGGRESSIVE ALLOCATION	1.10%	B	$13.17	474
EQ/AGGRESSIVE ALLOCATION	1.20%	B	$14.52	43
EQ/AGGRESSIVE ALLOCATION	1.25%	B	$14.47	262

The accompanying notes are an integral part of these financial statements.

FSA-53

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/AGGRESSIVE GROWTH STRATEGY	1.30%	IB	$17.83	194,942
EQ/AGGRESSIVE GROWTH STRATEGY	1.55%	IB	$17.49	2,193
EQ/AGGRESSIVE GROWTH STRATEGY	1.65%	IB	$17.35	22,826
EQ/AGGRESSIVE GROWTH STRATEGY	1.70%	IB	$17.28	23,804

EQ/AMERICAN CENTURY MID CAP VALUE	0.30%	IB	$17.67	12
EQ/AMERICAN CENTURY MID CAP VALUE	0.65%	IB	$26.27	—
EQ/AMERICAN CENTURY MID CAP VALUE	1.10%	IB	$14.06	1,946
EQ/AMERICAN CENTURY MID CAP VALUE	1.20%	IB	$16.71	436
EQ/AMERICAN CENTURY MID CAP VALUE	1.25%	IB	$16.65	586
EQ/AMERICAN CENTURY MID CAP VALUE	1.30%	IB	$28.79	2,898
EQ/AMERICAN CENTURY MID CAP VALUE	1.55%	IB	$28.06	92
EQ/AMERICAN CENTURY MID CAP VALUE	1.65%	IB	$27.77	527
EQ/AMERICAN CENTURY MID CAP VALUE	1.70%	IB	$27.63	343

EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION	1.30%	IB	$11.39	2,225
EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION	1.65%	IB	$11.35	25

EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION	1.30%	IB	$11.29	676
EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION	1.65%	IB	$11.25	71

EQ/BALANCED STRATEGY	0.65%	IB	$15.25	—
EQ/BALANCED STRATEGY	1.30%	IB	$15.70	131,707
EQ/BALANCED STRATEGY	1.30%	IB	$17.54	15,614
EQ/BALANCED STRATEGY	1.55%	IB	$15.31	6,076
EQ/BALANCED STRATEGY	1.55%	IB	$17.08	1,688
EQ/BALANCED STRATEGY	1.65%	IB	$15.15	20,661
EQ/BALANCED STRATEGY	1.65%	IB	$16.89	3,932
EQ/BALANCED STRATEGY	1.70%	IB	$15.07	12,225
EQ/BALANCED STRATEGY	1.70%	IB	$16.80	660

EQ/BLACKROCK BASIC VALUE EQUITY	1.30%	IA	$23.20	3,717
EQ/BLACKROCK BASIC VALUE EQUITY	1.55%	IA	$22.61	201
EQ/BLACKROCK BASIC VALUE EQUITY	1.65%	IA	$22.38	727
EQ/BLACKROCK BASIC VALUE EQUITY	1.70%	IA	$22.26	610
EQ/BLACKROCK BASIC VALUE EQUITY	0.30%	IB	$15.30	14
EQ/BLACKROCK BASIC VALUE EQUITY	1.10%	IB	$12.33	1,223
EQ/BLACKROCK BASIC VALUE EQUITY	1.20%	IB	$14.47	322
EQ/BLACKROCK BASIC VALUE EQUITY	1.25%	IB	$14.43	426

EQ/CAPITAL GUARDIAN RESEARCH	1.30%	IA	$33.15	212
EQ/CAPITAL GUARDIAN RESEARCH	1.55%	IA	$32.31	24
EQ/CAPITAL GUARDIAN RESEARCH	1.65%	IA	$31.98	65
EQ/CAPITAL GUARDIAN RESEARCH	1.70%	IA	$31.81	76
EQ/CAPITAL GUARDIAN RESEARCH	1.30%	IB	$33.30	82
EQ/CAPITAL GUARDIAN RESEARCH	1.55%	IB	$30.57	15
EQ/CAPITAL GUARDIAN RESEARCH	1.65%	IB	$31.50	67
EQ/CAPITAL GUARDIAN RESEARCH	1.70%	IB	$29.62	13

EQ/CLEARBRIDGE LARGE CAP GROWTH	1.10%	IB	$12.27	334
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.25%	IB	$12.24	34
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.30%	IB	$12.24	97

The accompanying notes are an integral part of these financial statements.

FSA-54

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.30%	IB	$22.92	1,919
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.30%	IB	$37.35	143
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.55%	IB	$22.41	213
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.55%	IB	$26.24	83
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.65%	IB	$12.18	13
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.65%	IB	$22.21	511
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.65%	IB	$35.34	111
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.70%	IB	$22.11	297
EQ/CLEARBRIDGE LARGE CAP GROWTH	1.70%	IB	$25.42	11

EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.10%	IA	$12.03	160
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.25%	IA	$12.01	6
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.30%	IA	$12.00	26
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.30%	IA	$23.69	14
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.55%	IA	$23.09	4
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.65%	IA	$22.85	12
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.70%	IA	$22.74	1
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.30%	IB	$18.67	80
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.55%	IB	$18.05	8
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.65%	IB	$17.80	57
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	1.70%	IB	$17.68	26

EQ/COMMON STOCK INDEX	1.30%	IA	$30.02	1,478
EQ/COMMON STOCK INDEX	1.55%	IA	$29.26	45
EQ/COMMON STOCK INDEX	1.65%	IA	$28.96	238
EQ/COMMON STOCK INDEX	1.70%	IA	$28.81	127
EQ/COMMON STOCK INDEX	1.10%	IB	$15.18	833
EQ/COMMON STOCK INDEX	1.20%	IB	$17.93	119
EQ/COMMON STOCK INDEX	1.25%	IB	$17.87	317

EQ/CONSERVATIVE GROWTH STRATEGY	0.65%	IB	$14.12	7
EQ/CONSERVATIVE GROWTH STRATEGY	1.30%	IB	$14.46	69,799
EQ/CONSERVATIVE GROWTH STRATEGY	1.30%	IB	$16.02	5,282
EQ/CONSERVATIVE GROWTH STRATEGY	1.55%	IB	$14.09	3,423
EQ/CONSERVATIVE GROWTH STRATEGY	1.55%	IB	$15.59	683
EQ/CONSERVATIVE GROWTH STRATEGY	1.65%	IB	$13.95	9,469
EQ/CONSERVATIVE GROWTH STRATEGY	1.65%	IB	$15.43	1,373
EQ/CONSERVATIVE GROWTH STRATEGY	1.70%	IB	$13.87	4,707
EQ/CONSERVATIVE GROWTH STRATEGY	1.70%	IB	$15.35	298

EQ/CONSERVATIVE STRATEGY	1.30%	IB	$12.18	39,566
EQ/CONSERVATIVE STRATEGY	1.30%	IB	$12.99	2,842
EQ/CONSERVATIVE STRATEGY	1.55%	IB	$11.87	2,266
EQ/CONSERVATIVE STRATEGY	1.55%	IB	$12.64	299
EQ/CONSERVATIVE STRATEGY	1.65%	IB	$11.75	6,273
EQ/CONSERVATIVE STRATEGY	1.65%	IB	$12.51	507
EQ/CONSERVATIVE STRATEGY	1.70%	IB	$11.69	3,538
EQ/CONSERVATIVE STRATEGY	1.70%	IB	$12.44	125

EQ/CORE BOND INDEX	0.30%	IB	$10.97	1
EQ/CORE BOND INDEX	0.65%	IB	$11.03	4
EQ/CORE BOND INDEX	1.10%	IB	$10.32	1,679
EQ/CORE BOND INDEX	1.20%	IB	$10.38	231
EQ/CORE BOND INDEX	1.25%	IB	$10.34	2,010
EQ/CORE BOND INDEX	1.30%	IB	$11.03	10,628

The accompanying notes are an integral part of these financial statements.

FSA-55

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
EQ/CORE BOND INDEX	1.30%	IB	$11.18	2,041
EQ/CORE BOND INDEX	1.55%	IB	$10.75	4,399
EQ/CORE BOND INDEX	1.55%	IB	$14.04	502
EQ/CORE BOND INDEX	1.65%	IB	$10.58	1,733
EQ/CORE BOND INDEX	1.65%	IB	$10.64	4,076
EQ/CORE BOND INDEX	1.70%	IB	$10.59	589
EQ/CORE BOND INDEX	1.70%	IB	$13.58	135

EQ/EMERGING MARKETS EQUITY PLUS	0.65%	IB	$10.64	—
EQ/EMERGING MARKETS EQUITY PLUS	1.10%	IB	$10.40	181
EQ/EMERGING MARKETS EQUITY PLUS	1.20%	IB	$10.52	20
EQ/EMERGING MARKETS EQUITY PLUS	1.25%	IB	$10.49	94
EQ/EMERGING MARKETS EQUITY PLUS	1.30%	IB	$10.07	398
EQ/EMERGING MARKETS EQUITY PLUS	1.55%	IB	$10.02	25
EQ/EMERGING MARKETS EQUITY PLUS	1.65%	IB	$9.83	62
EQ/EMERGING MARKETS EQUITY PLUS	1.70%	IB	$9.79	66

EQ/EQUITY 500 INDEX	1.30%	IA	$30.33	6,319
EQ/EQUITY 500 INDEX	1.55%	IA	$29.56	366
EQ/EQUITY 500 INDEX	1.65%	IA	$29.26	1,338
EQ/EQUITY 500 INDEX	1.70%	IA	$29.11	1,527
EQ/EQUITY 500 INDEX	0.30%	IB	$19.56	33
EQ/EQUITY 500 INDEX	1.10%	IB	$15.58	4,822
EQ/EQUITY 500 INDEX	1.20%	IB	$18.50	740
EQ/EQUITY 500 INDEX	1.25%	IB	$18.44	3,458

EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	0.30%	IB	$18.11	17
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	0.65%	IB	$25.54	—
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	1.10%	IB	$14.40	1,017
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	1.20%	IB	$17.12	381
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	1.25%	IB	$17.07	610
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	1.30%	IB	$27.68	3,748
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	1.55%	IB	$26.98	178
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	1.65%	IB	$26.70	846
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	1.70%	IB	$26.56	465

EQ/FIRST TRUST MODERATE GROWTH ALLOCATION	1.30%	IB	$11.20	2,092
EQ/FIRST TRUST MODERATE GROWTH ALLOCATION	1.65%	IB	$11.17	60

EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.30%	IA	$17.98	146
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.55%	IA	$17.52	11
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.65%	IA	$17.34	54
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.70%	IA	$17.26	12
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.30%	IB	$15.84	247
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.55%	IB	$15.31	53
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.65%	IB	$15.11	59
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	1.70%	IB	$15.00	6

EQ/FRANKLIN RISING DIVIDENDS	0.30%	IB	$18.32	12
EQ/FRANKLIN RISING DIVIDENDS	0.65%	IB	$19.72	—
EQ/FRANKLIN RISING DIVIDENDS	1.10%	IB	$15.55	926
EQ/FRANKLIN RISING DIVIDENDS	1.20%	IB	$17.32	233
EQ/FRANKLIN RISING DIVIDENDS	1.25%	IB	$17.27	590
EQ/FRANKLIN RISING DIVIDENDS	1.30%	IB	$19.99	2,662
EQ/FRANKLIN RISING DIVIDENDS	1.55%	IB	$18.56	53
EQ/FRANKLIN RISING DIVIDENDS	1.65%	IB	$19.50	513
EQ/FRANKLIN RISING DIVIDENDS	1.70%	IB	$19.44	410

The accompanying notes are an integral part of these financial statements.

FSA-56

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	0.65%	IA	$21.32	—
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.30%	IA	$24.37	48
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.55%	IA	$23.75	9
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.65%	IA	$23.51	24
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.70%	IA	$23.39	2
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.30%	IB	$18.62	231
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.55%	IB	$18.00	49
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.65%	IB	$17.76	150
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	1.70%	IB	$17.64	18

EQ/FRANKLIN STRATEGIC INCOME	0.65%	IB	$13.17	1
EQ/FRANKLIN STRATEGIC INCOME	1.30%	IB	$13.90	2,976
EQ/FRANKLIN STRATEGIC INCOME	1.55%	IB	$13.54	155
EQ/FRANKLIN STRATEGIC INCOME	1.65%	IB	$13.40	583
EQ/FRANKLIN STRATEGIC INCOME	1.70%	IB	$13.34	594

EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.30%	IA	$19.39	193
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.55%	IA	$18.89	5
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.65%	IA	$18.70	46
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.70%	IA	$18.61	24
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.30%	IB	$14.17	194
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.55%	IB	$13.73	53
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.65%	IB	$13.55	105
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	1.70%	IB	$13.47	8

EQ/GLOBAL BOND PLUS	1.30%	IA	$10.41	253
EQ/GLOBAL BOND PLUS	1.55%	IA	$10.15	38
EQ/GLOBAL BOND PLUS	1.65%	IA	$10.04	66
EQ/GLOBAL BOND PLUS	1.70%	IA	$9.99	24
EQ/GLOBAL BOND PLUS	1.30%	IB	$11.95	136
EQ/GLOBAL BOND PLUS	1.55%	IB	$11.52	99
EQ/GLOBAL BOND PLUS	1.65%	IB	$11.36	87
EQ/GLOBAL BOND PLUS	1.70%	IB	$11.28	7

EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.30%	IA	$17.86	212
EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.55%	IA	$17.41	28
EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.65%	IA	$17.23	50
EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.70%	IA	$17.14	22
EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.30%	IB	$37.90	124
EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.55%	IB	$27.35	63
EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.65%	IB	$35.88	65
EQ/GLOBAL EQUITY MANAGED VOLATILITY	1.70%	IB	$26.43	12

EQ/GOLDMAN SACHS GROWTH ALLOCATION	1.30%	IB	$11.41	5,726
EQ/GOLDMAN SACHS GROWTH ALLOCATION	1.65%	IB	$11.37	159

The accompanying notes are an integral part of these financial statements.

FSA-57

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/GOLDMAN SACHS MID CAP VALUE	1.30%	IB	$25.22	761
EQ/GOLDMAN SACHS MID CAP VALUE	1.55%	IB	$24.58	56
EQ/GOLDMAN SACHS MID CAP VALUE	1.65%	IB	$24.33	177
EQ/GOLDMAN SACHS MID CAP VALUE	1.70%	IB	$24.20	131

EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION	1.30%	IB	$11.89	49,768
EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION	1.65%	IB	$11.70	4,653
EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION	1.70%	IB	$11.67	1,224

EQ/GROWTH STRATEGY	0.65%	IB	$17.75	4
EQ/GROWTH STRATEGY	1.30%	IB	$18.47	180,205
EQ/GROWTH STRATEGY	1.30%	IB	$21.38	21,854
EQ/GROWTH STRATEGY	1.55%	IB	$18.01	3,063
EQ/GROWTH STRATEGY	1.55%	IB	$20.82	1,798
EQ/GROWTH STRATEGY	1.65%	IB	$17.82	19,729
EQ/GROWTH STRATEGY	1.65%	IB	$20.59	6,475
EQ/GROWTH STRATEGY	1.70%	IB	$17.73	22,099
EQ/GROWTH STRATEGY	1.70%	IB	$20.48	2,017

EQ/INTERMEDIATE GOVERNMENT BOND	0.30%	IB	$10.52	20
EQ/INTERMEDIATE GOVERNMENT BOND	0.65%	IB	$10.37	2
EQ/INTERMEDIATE GOVERNMENT BOND	1.10%	IB	$10.01	384
EQ/INTERMEDIATE GOVERNMENT BOND	1.20%	IB	$9.95	84
EQ/INTERMEDIATE GOVERNMENT BOND	1.25%	IB	$9.91	482
EQ/INTERMEDIATE GOVERNMENT BOND	1.30%	IB	$10.21	4,974
EQ/INTERMEDIATE GOVERNMENT BOND	1.30%	IB	$11.03	766
EQ/INTERMEDIATE GOVERNMENT BOND	1.55%	IB	$9.95	1,887
EQ/INTERMEDIATE GOVERNMENT BOND	1.55%	IB	$19.06	162
EQ/INTERMEDIATE GOVERNMENT BOND	1.65%	IB	$9.85	1,805
EQ/INTERMEDIATE GOVERNMENT BOND	1.65%	IB	$10.47	232
EQ/INTERMEDIATE GOVERNMENT BOND	1.70%	IB	$9.80	159
EQ/INTERMEDIATE GOVERNMENT BOND	1.70%	IB	$18.25	21

EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.30%	IA	$13.03	315
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.55%	IA	$12.70	13
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.65%	IA	$12.57	60
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.70%	IA	$12.50	12
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.30%	IB	$18.12	201
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.55%	IB	$14.72	111
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.65%	IB	$17.14	108
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	1.70%	IB	$14.27	28

EQ/INTERNATIONAL EQUITY INDEX	1.30%	IA	$13.68	1,450
EQ/INTERNATIONAL EQUITY INDEX	1.55%	IA	$13.33	84
EQ/INTERNATIONAL EQUITY INDEX	1.65%	IA	$13.19	378
EQ/INTERNATIONAL EQUITY INDEX	1.70%	IA	$13.13	306
EQ/INTERNATIONAL EQUITY INDEX	0.30%	IB	$11.83	16
EQ/INTERNATIONAL EQUITY INDEX	1.10%	IB	$11.05	918
EQ/INTERNATIONAL EQUITY INDEX	1.20%	IB	$11.19	216
EQ/INTERNATIONAL EQUITY INDEX	1.25%	IB	$11.16	855

EQ/INTERNATIONAL MANAGED VOLATILITY	1.30%	IB	$12.61	211
EQ/INTERNATIONAL MANAGED VOLATILITY	1.30%	IB	$12.81	3,306
EQ/INTERNATIONAL MANAGED VOLATILITY	1.55%	IB	$12.49	1,760
EQ/INTERNATIONAL MANAGED VOLATILITY	1.65%	IB	$12.30	129
EQ/INTERNATIONAL MANAGED VOLATILITY	1.65%	IB	$12.36	1,589

The accompanying notes are an integral part of these financial statements.

FSA-58

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
EQ/INTERNATIONAL MANAGED VOLATILITY	1.70%	IB	$12.26	101
EQ/INTERNATIONAL MANAGED VOLATILITY	1.70%	IB	$12.30	54

EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	1.30%	IA	$12.48	121
EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	1.55%	IA	$12.17	32
EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	1.65%	IA	$12.04	38
EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	1.70%	IA	$11.98	14

EQ/INVESCO COMSTOCK	1.30%	IA	$25.20	1,255
EQ/INVESCO COMSTOCK	1.55%	IA	$24.56	60
EQ/INVESCO COMSTOCK	1.65%	IA	$24.31	317
EQ/INVESCO COMSTOCK	1.70%	IA	$24.18	185
EQ/INVESCO COMSTOCK	1.30%	IB	$22.23	181
EQ/INVESCO COMSTOCK	1.55%	IB	$21.42	44
EQ/INVESCO COMSTOCK	1.65%	IB	$21.10	113
EQ/INVESCO COMSTOCK	1.70%	IB	$20.95	21

EQ/INVESCO GLOBAL REAL ESTATE	0.30%	IB	$13.87	8
EQ/INVESCO GLOBAL REAL ESTATE	1.10%	IB	$11.78	591
EQ/INVESCO GLOBAL REAL ESTATE	1.20%	IB	$13.12	173
EQ/INVESCO GLOBAL REAL ESTATE	1.25%	IB	$13.08	270
EQ/INVESCO GLOBAL REAL ESTATE	1.30%	IB	$19.02	2,055
EQ/INVESCO GLOBAL REAL ESTATE	1.55%	IB	$18.54	143
EQ/INVESCO GLOBAL REAL ESTATE	1.65%	IB	$18.35	564
EQ/INVESCO GLOBAL REAL ESTATE	1.70%	IB	$18.25	438

EQ/INVESCO INTERNATIONAL GROWTH	0.30%	IB	$12.97	18
EQ/INVESCO INTERNATIONAL GROWTH	1.10%	IB	$11.39	533
EQ/INVESCO INTERNATIONAL GROWTH	1.20%	IB	$12.27	144
EQ/INVESCO INTERNATIONAL GROWTH	1.25%	IB	$12.23	232
EQ/INVESCO INTERNATIONAL GROWTH	1.30%	IB	$16.71	1,682
EQ/INVESCO INTERNATIONAL GROWTH	1.55%	IB	$16.29	96
EQ/INVESCO INTERNATIONAL GROWTH	1.65%	IB	$16.12	262
EQ/INVESCO INTERNATIONAL GROWTH	1.70%	IB	$16.04	215

EQ/INVESCO MODERATE ALLOCATION	1.30%	IB	$11.10	24,829
EQ/INVESCO MODERATE ALLOCATION	1.65%	IB	$10.92	2,115
EQ/INVESCO MODERATE ALLOCATION	1.70%	IB	$10.89	628

EQ/INVESCO MODERATE GROWTH ALLOCATION	1.30%	IB	$11.27	2,555
EQ/INVESCO MODERATE GROWTH ALLOCATION	1.65%	IB	$11.23	100

EQ/JANUS ENTERPRISE	1.30%	IA	$25.49	1,207
EQ/JANUS ENTERPRISE	1.55%	IA	$24.84	160
EQ/JANUS ENTERPRISE	1.65%	IA	$24.59	284
EQ/JANUS ENTERPRISE	1.70%	IA	$24.46	147
EQ/JANUS ENTERPRISE	0.30%	IB	$16.14	1
EQ/JANUS ENTERPRISE	1.10%	IB	$13.99	551
EQ/JANUS ENTERPRISE	1.20%	IB	$15.26	93
EQ/JANUS ENTERPRISE	1.25%	IB	$15.21	202
EQ/JANUS ENTERPRISE	1.30%	IB	$32.28	174
EQ/JANUS ENTERPRISE	1.55%	IB	$31.11	97
EQ/JANUS ENTERPRISE	1.65%	IB	$30.65	88
EQ/JANUS ENTERPRISE	1.70%	IB	$30.42	14

EQ/JPMORGAN GROWTH ALLOCATION	1.30%	IB	$10.91	14,795
EQ/JPMORGAN GROWTH ALLOCATION	1.65%	IB	$10.83	368

The accompanying notes are an integral part of these financial statements.

FSA-59

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/JPMORGAN VALUE OPPORTUNITIES	1.30%	IA	$26.20	226
EQ/JPMORGAN VALUE OPPORTUNITIES	1.55%	IA	$25.53	61
EQ/JPMORGAN VALUE OPPORTUNITIES	1.65%	IA	$25.27	105
EQ/JPMORGAN VALUE OPPORTUNITIES	1.70%	IA	$25.14	12
EQ/JPMORGAN VALUE OPPORTUNITIES	0.30%	IB	$11.26	10
EQ/JPMORGAN VALUE OPPORTUNITIES	1.10%	IB	$11.15	224
EQ/JPMORGAN VALUE OPPORTUNITIES	1.25%	IB	$11.13	85
EQ/JPMORGAN VALUE OPPORTUNITIES	1.30%	IB	$11.12	171
EQ/JPMORGAN VALUE OPPORTUNITIES	1.30%	IB	$28.04	186
EQ/JPMORGAN VALUE OPPORTUNITIES	1.55%	IB	$29.29	23
EQ/JPMORGAN VALUE OPPORTUNITIES	1.65%	IB	$11.07	9
EQ/JPMORGAN VALUE OPPORTUNITIES	1.65%	IB	$26.55	105
EQ/JPMORGAN VALUE OPPORTUNITIES	1.70%	IB	$28.30	22

EQ/LARGE CAP CORE MANAGED VOLATILITY	1.30%	IB	$28.67	142
EQ/LARGE CAP CORE MANAGED VOLATILITY	1.55%	IB	$21.10	54
EQ/LARGE CAP CORE MANAGED VOLATILITY	1.65%	IB	$27.12	131
EQ/LARGE CAP CORE MANAGED VOLATILITY	1.70%	IB	$20.43	39

EQ/LARGE CAP GROWTH INDEX	0.65%	IA	$32.44	—
EQ/LARGE CAP GROWTH INDEX	1.30%	IA	$35.36	1,335
EQ/LARGE CAP GROWTH INDEX	1.55%	IA	$34.46	82
EQ/LARGE CAP GROWTH INDEX	1.65%	IA	$34.11	219
EQ/LARGE CAP GROWTH INDEX	1.70%	IA	$33.93	458
EQ/LARGE CAP GROWTH INDEX	0.30%	IB	$22.01	7
EQ/LARGE CAP GROWTH INDEX	1.10%	IB	$17.19	1,045
EQ/LARGE CAP GROWTH INDEX	1.20%	IB	$20.82	155
EQ/LARGE CAP GROWTH INDEX	1.25%	IB	$20.75	542

EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.30%	IA	$31.39	122
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.55%	IA	$30.60	11
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.65%	IA	$30.28	37
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.70%	IA	$30.13	23
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.30%	IB	$36.65	260
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.55%	IB	$40.37	84
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.65%	IB	$34.70	152
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	1.70%	IB	$39.00	30

EQ/LARGE CAP VALUE INDEX	1.30%	IA	$25.67	915
EQ/LARGE CAP VALUE INDEX	1.55%	IA	$25.02	62
EQ/LARGE CAP VALUE INDEX	1.65%	IA	$24.76	191
EQ/LARGE CAP VALUE INDEX	1.70%	IA	$24.63	390
EQ/LARGE CAP VALUE INDEX	1.10%	IB	$13.56	631
EQ/LARGE CAP VALUE INDEX	1.20%	IB	$15.70	143
EQ/LARGE CAP VALUE INDEX	1.25%	IB	$15.65	587

EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.30%	IA	$23.68	346
EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.55%	IA	$23.08	23
EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.65%	IA	$22.84	65
EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.70%	IA	$22.73	38
EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.30%	IB	$21.96	300
EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.55%	IB	$24.59	80
EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.65%	IB	$20.79	180
EQ/LARGE CAP VALUE MANAGED VOLATILITY	1.70%	IB	$23.78	35

The accompanying notes are an integral part of these financial statements.

FSA-60

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/LAZARD EMERGING MARKETS EQUITY	0.30%	IB	$10.75	3
EQ/LAZARD EMERGING MARKETS EQUITY	1.10%	IB	$10.76	962
EQ/LAZARD EMERGING MARKETS EQUITY	1.20%	IB	$10.16	298
EQ/LAZARD EMERGING MARKETS EQUITY	1.25%	IB	$10.13	422
EQ/LAZARD EMERGING MARKETS EQUITY	1.30%	IB	$12.40	3,872
EQ/LAZARD EMERGING MARKETS EQUITY	1.55%	IB	$12.09	387
EQ/LAZARD EMERGING MARKETS EQUITY	1.65%	IB	$11.96	830
EQ/LAZARD EMERGING MARKETS EQUITY	1.70%	IB	$11.90	543

EQ/LEGG MASON GROWTH ALLOCATION	1.30%	IB	$11.28	2,035
EQ/LEGG MASON GROWTH ALLOCATION	1.65%	IB	$11.24	97

EQ/LEGG MASON MODERATE ALLOCATION	1.30%	IB	$12.17	15,932
EQ/LEGG MASON MODERATE ALLOCATION	1.65%	IB	$12.01	1,147
EQ/LEGG MASON MODERATE ALLOCATION	1.70%	IB	$11.98	16

EQ/LOOMIS SAYLES GROWTH	1.30%	IA	$31.83	1,506
EQ/LOOMIS SAYLES GROWTH	1.55%	IA	$31.02	84
EQ/LOOMIS SAYLES GROWTH	1.65%	IA	$30.71	244
EQ/LOOMIS SAYLES GROWTH	1.70%	IA	$30.55	126
EQ/LOOMIS SAYLES GROWTH	0.30%	IB	$22.70	—
EQ/LOOMIS SAYLES GROWTH	1.10%	IB	$17.99	964
EQ/LOOMIS SAYLES GROWTH	1.20%	IB	$21.47	164
EQ/LOOMIS SAYLES GROWTH	1.25%	IB	$21.40	341
EQ/LOOMIS SAYLES GROWTH	1.30%	IB	$30.42	117
EQ/LOOMIS SAYLES GROWTH	1.55%	IB	$29.78	26
EQ/LOOMIS SAYLES GROWTH	1.65%	IB	$29.54	28
EQ/LOOMIS SAYLES GROWTH	1.70%	IB	$29.41	8

EQ/MFS INTERNATIONAL GROWTH	1.30%	IA	$18.53	1,689
EQ/MFS INTERNATIONAL GROWTH	1.55%	IA	$18.06	69
EQ/MFS INTERNATIONAL GROWTH	1.65%	IA	$17.87	314
EQ/MFS INTERNATIONAL GROWTH	1.70%	IA	$17.78	228
EQ/MFS INTERNATIONAL GROWTH	0.30%	IB	$14.56	7
EQ/MFS INTERNATIONAL GROWTH	1.10%	IB	$13.56	991
EQ/MFS INTERNATIONAL GROWTH	1.20%	IB	$13.77	118
EQ/MFS INTERNATIONAL GROWTH	1.25%	IB	$13.73	395
EQ/MFS INTERNATIONAL GROWTH	1.30%	IB	$10.50	391
EQ/MFS INTERNATIONAL GROWTH	1.55%	IB	$22.79	63
EQ/MFS INTERNATIONAL GROWTH	1.65%	IB	$22.45	93
EQ/MFS INTERNATIONAL GROWTH	1.70%	IB	$22.28	25

EQ/MFS INTERNATIONAL VALUE	0.30%	IB	$16.10	21
EQ/MFS INTERNATIONAL VALUE	1.10%	IB	$13.73	2,858
EQ/MFS INTERNATIONAL VALUE	1.20%	IB	$15.23	507
EQ/MFS INTERNATIONAL VALUE	1.25%	IB	$15.18	1,517
EQ/MFS INTERNATIONAL VALUE	1.30%	IB	$22.50	5,568
EQ/MFS INTERNATIONAL VALUE	1.55%	IB	$21.93	299
EQ/MFS INTERNATIONAL VALUE	1.65%	IB	$21.70	1,013
EQ/MFS INTERNATIONAL VALUE	1.70%	IB	$21.59	988

EQ/MFS MID CAP FOCUSED GROWTH	0.65%	IB	$27.76	—
EQ/MFS MID CAP FOCUSED GROWTH	1.30%	IB	$32.91	1,596
EQ/MFS MID CAP FOCUSED GROWTH	1.55%	IB	$32.07	91
EQ/MFS MID CAP FOCUSED GROWTH	1.65%	IB	$31.74	286
EQ/MFS MID CAP FOCUSED GROWTH	1.70%	IB	$31.58	387

The accompanying notes are an integral part of these financial statements.

FSA-61

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/MFS TECHNOLOGY	0.30%	IB	$12.04	3
EQ/MFS TECHNOLOGY	1.10%	IB	$11.93	242
EQ/MFS TECHNOLOGY	1.25%	IB	$11.90	79
EQ/MFS TECHNOLOGY	1.30%	IB	$42.62	615
EQ/MFS TECHNOLOGY	1.55%	IB	$41.54	113
EQ/MFS TECHNOLOGY	1.65%	IB	$41.12	144
EQ/MFS TECHNOLOGY	1.70%	IB	$40.91	103

EQ/MFS UTILITIES SERIES	0.30%	IB	$14.98	2
EQ/MFS UTILITIES SERIES	1.10%	IB	$12.49	481
EQ/MFS UTILITIES SERIES	1.20%	IB	$14.16	208
EQ/MFS UTILITIES SERIES	1.25%	IB	$14.12	255
EQ/MFS UTILITIES SERIES	1.30%	IB	$23.32	1,551
EQ/MFS UTILITIES SERIES	1.55%	IB	$22.72	58
EQ/MFS UTILITIES SERIES	1.65%	IB	$22.49	228
EQ/MFS UTILITIES SERIES	1.70%	IB	$22.38	263

EQ/MID CAP INDEX	1.30%	IA	$28.65	1,654
EQ/MID CAP INDEX	1.55%	IA	$27.92	93
EQ/MID CAP INDEX	1.65%	IA	$27.64	400
EQ/MID CAP INDEX	1.70%	IA	$27.50	274
EQ/MID CAP INDEX	0.30%	IB	$16.49	10
EQ/MID CAP INDEX	1.10%	IB	$13.50	1,384
EQ/MID CAP INDEX	1.20%	IB	$15.59	297
EQ/MID CAP INDEX	1.25%	IB	$15.54	776

EQ/MID CAP VALUE MANAGED VOLATILITY	1.30%	IA	$25.15	180
EQ/MID CAP VALUE MANAGED VOLATILITY	1.55%	IA	$24.51	9
EQ/MID CAP VALUE MANAGED VOLATILITY	1.65%	IA	$24.26	37
EQ/MID CAP VALUE MANAGED VOLATILITY	1.70%	IA	$24.13	11
EQ/MID CAP VALUE MANAGED VOLATILITY	1.30%	IB	$28.95	202
EQ/MID CAP VALUE MANAGED VOLATILITY	1.55%	IB	$30.83	34
EQ/MID CAP VALUE MANAGED VOLATILITY	1.65%	IB	$27.41	151
EQ/MID CAP VALUE MANAGED VOLATILITY	1.70%	IB	$29.78	13

EQ/MODERATE ALLOCATION	1.30%	A	$15.45	5,172
EQ/MODERATE ALLOCATION	1.55%	A	$15.06	242
EQ/MODERATE ALLOCATION	1.65%	A	$14.90	733
EQ/MODERATE ALLOCATION	1.70%	A	$14.83	550
EQ/MODERATE ALLOCATION	1.10%	B	$11.78	2,551
EQ/MODERATE ALLOCATION	1.20%	B	$12.38	239
EQ/MODERATE ALLOCATION	1.25%	B	$12.34	3,406

EQ/MODERATE GROWTH STRATEGY	0.65%	IB	$16.47	5
EQ/MODERATE GROWTH STRATEGY	1.30%	IB	$17.06	245,095
EQ/MODERATE GROWTH STRATEGY	1.30%	IB	$19.75	21,935
EQ/MODERATE GROWTH STRATEGY	1.55%	IB	$16.63	22,038
EQ/MODERATE GROWTH STRATEGY	1.55%	IB	$19.23	2,580
EQ/MODERATE GROWTH STRATEGY	1.65%	IB	$16.46	47,829
EQ/MODERATE GROWTH STRATEGY	1.65%	IB	$19.02	6,047
EQ/MODERATE GROWTH STRATEGY	1.70%	IB	$16.37	21,820
EQ/MODERATE GROWTH STRATEGY	1.70%	IB	$18.92	1,966

EQ/MODERATE-PLUS ALLOCATION	1.30%	A	$17.92	1,272
EQ/MODERATE-PLUS ALLOCATION	1.55%	A	$17.46	219
EQ/MODERATE-PLUS ALLOCATION	1.65%	A	$17.28	178

The accompanying notes are an integral part of these financial statements.

FSA-62

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
EQ/MODERATE-PLUS ALLOCATION	1.70%	A	$17.19	26
EQ/MODERATE-PLUS ALLOCATION	1.10%	B	$12.47	1,885
EQ/MODERATE-PLUS ALLOCATION	1.20%	B	$13.41	163
EQ/MODERATE-PLUS ALLOCATION	1.25%	B	$13.36	981

EQ/MONEY MARKET	0.65%	IA	$9.72	1
EQ/MONEY MARKET	1.30%	IA	$9.05	4,432
EQ/MONEY MARKET	1.55%	IA	$8.82	354
EQ/MONEY MARKET	1.65%	IA	$8.73	2,098
EQ/MONEY MARKET	1.65%	IA	$9.21	2
EQ/MONEY MARKET	1.65%	IA	$9.52	382
EQ/MONEY MARKET	1.70%	IA	$8.69	664
EQ/MONEY MARKET	0.30%	IB	$10.13	542
EQ/MONEY MARKET	1.10%	IB	$9.80	2,980
EQ/MONEY MARKET	1.20%	IB	$9.58	612
EQ/MONEY MARKET	1.25%	IB	$9.55	2,282
EQ/MONEY MARKET	1.30%	IB	$9.53	638
EQ/MONEY MARKET	1.55%	IB	$25.15	44
EQ/MONEY MARKET	1.65%	IB	$9.11	431
EQ/MONEY MARKET	1.65%	IB	$9.21	16
EQ/MONEY MARKET	1.70%	IB	$23.72	62

EQ/OPPENHEIMER GLOBAL	1.30%	IA	$23.24	1,871
EQ/OPPENHEIMER GLOBAL	1.55%	IA	$22.65	77
EQ/OPPENHEIMER GLOBAL	1.65%	IA	$22.42	367
EQ/OPPENHEIMER GLOBAL	1.70%	IA	$22.30	292
EQ/OPPENHEIMER GLOBAL	1.10%	IB	$13.84	963
EQ/OPPENHEIMER GLOBAL	1.20%	IB	$15.53	143
EQ/OPPENHEIMER GLOBAL	1.25%	IB	$15.48	235
EQ/OPPENHEIMER GLOBAL	1.30%	IB	$21.02	219
EQ/OPPENHEIMER GLOBAL	1.55%	IB	$20.33	40
EQ/OPPENHEIMER GLOBAL	1.65%	IB	$20.05	264
EQ/OPPENHEIMER GLOBAL	1.70%	IB	$19.92	28

EQ/PIMCO GLOBAL REAL RETURN	1.10%	IB	$11.04	723
EQ/PIMCO GLOBAL REAL RETURN	1.20%	IB	$11.48	96
EQ/PIMCO GLOBAL REAL RETURN	1.25%	IB	$11.45	321
EQ/PIMCO GLOBAL REAL RETURN	1.30%	IB	$11.03	1,030
EQ/PIMCO GLOBAL REAL RETURN	1.55%	IB	$10.52	12
EQ/PIMCO GLOBAL REAL RETURN	1.65%	IB	$10.76	172
EQ/PIMCO GLOBAL REAL RETURN	1.70%	IB	$10.72	232

EQ/PIMCO REAL RETURN	1.30%	IB	$12.01	2,456
EQ/PIMCO REAL RETURN	1.55%	IB	$11.71	219
EQ/PIMCO REAL RETURN	1.65%	IB	$11.59	761
EQ/PIMCO REAL RETURN	1.70%	IB	$11.53	408

EQ/PIMCO TOTAL RETURN	0.30%	IB	$11.81	64
EQ/PIMCO TOTAL RETURN	0.65%	IB	$12.37	—
EQ/PIMCO TOTAL RETURN	1.10%	IB	$10.90	2,602
EQ/PIMCO TOTAL RETURN	1.20%	IB	$11.17	438
EQ/PIMCO TOTAL RETURN	1.25%	IB	$11.13	2,048
EQ/PIMCO TOTAL RETURN	1.30%	IB	$12.76	6,762
EQ/PIMCO TOTAL RETURN	1.55%	IB	$12.44	515
EQ/PIMCO TOTAL RETURN	1.65%	IB	$12.31	2,027
EQ/PIMCO TOTAL RETURN	1.70%	IB	$12.25	1,316

The accompanying notes are an integral part of these financial statements.

FSA-63

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/PIMCO ULTRA SHORT BOND	1.30%	IA	$9.64	1,863
EQ/PIMCO ULTRA SHORT BOND	1.55%	IA	$9.40	110
EQ/PIMCO ULTRA SHORT BOND	1.65%	IA	$9.30	408
EQ/PIMCO ULTRA SHORT BOND	1.70%	IA	$9.26	240
EQ/PIMCO ULTRA SHORT BOND	0.30%	IB	$10.51	27
EQ/PIMCO ULTRA SHORT BOND	1.10%	IB	$10.18	827
EQ/PIMCO ULTRA SHORT BOND	1.20%	IB	$9.94	190
EQ/PIMCO ULTRA SHORT BOND	1.25%	IB	$9.91	658
EQ/PIMCO ULTRA SHORT BOND	1.30%	IB	$9.18	85
EQ/PIMCO ULTRA SHORT BOND	1.55%	IB	$10.13	11
EQ/PIMCO ULTRA SHORT BOND	1.65%	IB	$9.98	26
EQ/PIMCO ULTRA SHORT BOND	1.70%	IB	$9.91	8

EQ/QUALITY BOND PLUS	1.30%	IB	$11.32	1,289
EQ/QUALITY BOND PLUS	1.55%	IB	$16.28	247
EQ/QUALITY BOND PLUS	1.65%	IB	$10.74	519
EQ/QUALITY BOND PLUS	1.70%	IB	$15.64	78

EQ/SCIENCE AND TECHNOLOGY	0.30%	IB	$20.09	1
EQ/SCIENCE AND TECHNOLOGY	1.10%	IB	$16.16	745
EQ/SCIENCE AND TECHNOLOGY	1.20%	IB	$19.00	249
EQ/SCIENCE AND TECHNOLOGY	1.25%	IB	$18.94	414
EQ/SCIENCE AND TECHNOLOGY	1.30%	IB	$36.95	1,684
EQ/SCIENCE AND TECHNOLOGY	1.55%	IB	$36.01	124
EQ/SCIENCE AND TECHNOLOGY	1.65%	IB	$35.64	348
EQ/SCIENCE AND TECHNOLOGY	1.70%	IB	$35.46	219

EQ/SMALL COMPANY INDEX	1.30%	IA	$27.80	1,155
EQ/SMALL COMPANY INDEX	1.55%	IA	$27.09	63
EQ/SMALL COMPANY INDEX	1.65%	IA	$26.82	285
EQ/SMALL COMPANY INDEX	1.70%	IA	$26.68	201
EQ/SMALL COMPANY INDEX	0.30%	IB	$15.57	14
EQ/SMALL COMPANY INDEX	1.10%	IB	$13.32	909
EQ/SMALL COMPANY INDEX	1.20%	IB	$14.72	154
EQ/SMALL COMPANY INDEX	1.25%	IB	$14.67	537

EQ/T. ROWE PRICE GROWTH STOCK	1.30%	IA	$35.67	3,903
EQ/T. ROWE PRICE GROWTH STOCK	1.55%	IA	$34.76	170
EQ/T. ROWE PRICE GROWTH STOCK	1.65%	IA	$34.41	814
EQ/T. ROWE PRICE GROWTH STOCK	1.70%	IA	$34.23	829
EQ/T. ROWE PRICE GROWTH STOCK	0.30%	IB	$21.49	12
EQ/T. ROWE PRICE GROWTH STOCK	1.10%	IB	$16.94	2,772
EQ/T. ROWE PRICE GROWTH STOCK	1.20%	IB	$20.32	352
EQ/T. ROWE PRICE GROWTH STOCK	1.25%	IB	$20.26	865
EQ/T. ROWE PRICE GROWTH STOCK	1.30%	IB	$18.58	555
EQ/T. ROWE PRICE GROWTH STOCK	1.55%	IB	$44.84	70
EQ/T. ROWE PRICE GROWTH STOCK	1.65%	IB	$43.43	142
EQ/T. ROWE PRICE GROWTH STOCK	1.70%	IB	$42.74	22

EQ/T. ROWE PRICE HEALTH SCIENCES	0.30%	IB	$22.40	3
EQ/T. ROWE PRICE HEALTH SCIENCES	1.10%	IB	$13.87	1,611
EQ/T. ROWE PRICE HEALTH SCIENCES	1.20%	IB	$21.18	316
EQ/T. ROWE PRICE HEALTH SCIENCES	1.25%	IB	$21.11	709
EQ/T. ROWE PRICE HEALTH SCIENCES	1.30%	IB	$50.23	1,961
EQ/T. ROWE PRICE HEALTH SCIENCES	1.55%	IB	$48.95	82
EQ/T. ROWE PRICE HEALTH SCIENCES	1.65%	IB	$48.45	306
EQ/T. ROWE PRICE HEALTH SCIENCES	1.70%	IB	$48.21	263

The accompanying notes are an integral part of these financial statements.

FSA-64

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.30%	IA	$17.96	81
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.55%	IA	$17.50	21
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.65%	IA	$17.32	33
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.70%	IA	$17.23	1
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	0.30%	IB	$13.49	—
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.10%	IB	$11.73	105
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.20%	IB	$12.75	24
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.25%	IB	$12.71	64
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.30%	IB	$14.27	276
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.55%	IB	$13.80	198
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.65%	IB	$13.61	320
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	1.70%	IB	$13.52	22

EQ/UBS GROWTH & INCOME	1.30%	IB	$5.01	543
EQ/UBS GROWTH & INCOME	1.55%	IB	$12.10	145
EQ/UBS GROWTH & INCOME	1.65%	IB	$11.84	170
EQ/UBS GROWTH & INCOME	1.70%	IB	$11.72	47

EQ/ULTRA CONSERVATIVE STRATEGY	1.30%	IB	$10.46	24,294
EQ/ULTRA CONSERVATIVE STRATEGY	1.55%	IB	$10.25	1,930
EQ/ULTRA CONSERVATIVE STRATEGY	1.65%	IB	$10.16	6,335
EQ/ULTRA CONSERVATIVE STRATEGY	1.70%	IB	$10.12	12,463

EQ/WELLINGTON ENERGY	0.30%	IB	$5.19	1
EQ/WELLINGTON ENERGY	1.10%	IB	$5.23	343
EQ/WELLINGTON ENERGY	1.20%	IB	$4.90	235
EQ/WELLINGTON ENERGY	1.25%	IB	$4.89	301
EQ/WELLINGTON ENERGY	1.30%	IB	$7.08	1,618
EQ/WELLINGTON ENERGY	1.55%	IB	$6.90	193
EQ/WELLINGTON ENERGY	1.65%	IB	$6.83	285
EQ/WELLINGTON ENERGY	1.70%	IB	$6.79	226

FEDERATED HIGH INCOME BOND FUND II	0.30%	SERVICE CLASS	$13.27	9
FEDERATED HIGH INCOME BOND FUND II	1.10%	SERVICE CLASS	$11.98	962
FEDERATED HIGH INCOME BOND FUND II	1.20%	SERVICE CLASS	$12.54	304
FEDERATED HIGH INCOME BOND FUND II	1.25%	SERVICE CLASS	$12.51	941

FEDERATED KAUFMANN FUND II	0.30%	SERVICE CLASS	$22.09	6
FEDERATED KAUFMANN FUND II	1.10%	SERVICE CLASS	$16.86	795
FEDERATED KAUFMANN FUND II	1.20%	SERVICE CLASS	$20.89	107
FEDERATED KAUFMANN FUND II	1.25%	SERVICE CLASS	$20.83	284

FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	1.30%	SERVICE CLASS 2	$19.77	20
FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	1.55%	SERVICE CLASS 2	$19.27	7
FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	1.65%	SERVICE CLASS 2	$19.07	6
FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	1.70%	SERVICE CLASS 2	$18.97	1

FIDELITY® VIP FREEDOM 2015 PORTFOLIO	1.30%	SERVICE CLASS 2	$15.57	17
FIDELITY® VIP FREEDOM 2015 PORTFOLIO	1.55%	SERVICE CLASS 2	$15.22	—
FIDELITY® VIP FREEDOM 2015 PORTFOLIO	1.65%	SERVICE CLASS 2	$15.08	15
FIDELITY® VIP FREEDOM 2015 PORTFOLIO	1.70%	SERVICE CLASS 2	$15.01	7

FIDELITY® VIP FREEDOM 2020 PORTFOLIO	1.30%	SERVICE CLASS 2	$16.13	50
FIDELITY® VIP FREEDOM 2020 PORTFOLIO	1.55%	SERVICE CLASS 2	$15.77	6
FIDELITY® VIP FREEDOM 2020 PORTFOLIO	1.65%	SERVICE CLASS 2	$15.63	25
FIDELITY® VIP FREEDOM 2020 PORTFOLIO	1.70%	SERVICE CLASS 2	$15.56	2

The accompanying notes are an integral part of these financial statements.

FSA-65

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

FIDELITY® VIP FREEDOM 2025 PORTFOLIO	1.30%	SERVICE CLASS 2	$17.04	65
FIDELITY® VIP FREEDOM 2025 PORTFOLIO	1.55%	SERVICE CLASS 2	$16.66	8
FIDELITY® VIP FREEDOM 2025 PORTFOLIO	1.65%	SERVICE CLASS 2	$16.51	21

FIDELITY® VIP FREEDOM 2030 PORTFOLIO	1.30%	SERVICE CLASS 2	$17.83	21
FIDELITY® VIP FREEDOM 2030 PORTFOLIO	1.55%	SERVICE CLASS 2	$17.44	16
FIDELITY® VIP FREEDOM 2030 PORTFOLIO	1.65%	SERVICE CLASS 2	$17.28	18
FIDELITY® VIP FREEDOM 2030 PORTFOLIO	1.70%	SERVICE CLASS 2	$17.20	6

FIDELITY® VIP MID CAP PORTFOLIO	0.30%	SERVICE CLASS 2	$15.28	9
FIDELITY® VIP MID CAP PORTFOLIO	1.10%	SERVICE CLASS 2	$12.61	1,021
FIDELITY® VIP MID CAP PORTFOLIO	1.20%	SERVICE CLASS 2	$14.45	226
FIDELITY® VIP MID CAP PORTFOLIO	1.25%	SERVICE CLASS 2	$14.40	386
FIDELITY® VIP MID CAP PORTFOLIO	1.30%	SERVICE CLASS 2	$23.52	2,084
FIDELITY® VIP MID CAP PORTFOLIO	1.55%	SERVICE CLASS 2	$22.93	88
FIDELITY® VIP MID CAP PORTFOLIO	1.65%	SERVICE CLASS 2	$22.69	378
FIDELITY® VIP MID CAP PORTFOLIO	1.70%	SERVICE CLASS 2	$22.58	273

FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	0.30%	SERVICE CLASS 2	$12.38	61
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	1.10%	SERVICE CLASS 2	$11.32	2,794
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	1.20%	SERVICE CLASS 2	$11.71	499
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	1.25%	SERVICE CLASS 2	$11.67	1,988
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	1.30%	SERVICE CLASS 2	$14.14	4,457
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	1.55%	SERVICE CLASS 2	$13.78	214
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	1.65%	SERVICE CLASS 2	$13.64	918
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	1.70%	SERVICE CLASS 2	$13.57	843

FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	1.10%	CLASS I	$11.61	144
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	1.20%	CLASS I	$11.93	12
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	1.25%	CLASS I	$11.90	122
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	1.30%	CLASS I	$11.87	174
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	1.65%	CLASS I	$11.63	36
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	1.70%	CLASS I	$11.60	31

FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	0.30%	CLASS I	$15.98	2
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.10%	CLASS I	$13.62	849
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.20%	CLASS I	$15.11	243
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.25%	CLASS I	$15.06	551
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.30%	CLASS I	$17.07	1,766
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.55%	CLASS I	$15.15	41
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.55%	CLASS I	$16.74	28
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.65%	CLASS I	$16.61	337
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	1.70%	CLASS I	$16.55	190

FRANKLIN ALLOCATION VIP FUND	1.10%	CLASS 2	$11.72	224
FRANKLIN ALLOCATION VIP FUND	1.20%	CLASS 2	$12.59	118
FRANKLIN ALLOCATION VIP FUND	1.25%	CLASS 2	$12.55	244

The accompanying notes are an integral part of these financial statements.

FSA-66

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
FRANKLIN ALLOCATION VIP FUND	1.30%	CLASS 2	$17.56	595
FRANKLIN ALLOCATION VIP FUND	1.55%	CLASS 2	$17.13	5
FRANKLIN ALLOCATION VIP FUND	1.65%	CLASS 2	$16.95	72
FRANKLIN ALLOCATION VIP FUND	1.70%	CLASS 2	$16.87	146

FRANKLIN INCOME VIP FUND	0.30%	CLASS 2	$13.50	8
FRANKLIN INCOME VIP FUND	1.10%	CLASS 2	$11.92	1,387
FRANKLIN INCOME VIP FUND	1.20%	CLASS 2	$12.77	596
FRANKLIN INCOME VIP FUND	1.25%	CLASS 2	$12.73	1,892
FRANKLIN INCOME VIP FUND	1.30%	CLASS 2	$17.15	2,284
FRANKLIN INCOME VIP FUND	1.55%	CLASS 2	$16.72	42
FRANKLIN INCOME VIP FUND	1.65%	CLASS 2	$16.56	424
FRANKLIN INCOME VIP FUND	1.70%	CLASS 2	$16.47	578

FRANKLIN MUTUAL SHARES VIP FUND	1.10%	CLASS 2	$12.10	135
FRANKLIN MUTUAL SHARES VIP FUND	1.20%	CLASS 2	$13.70	41
FRANKLIN MUTUAL SHARES VIP FUND	1.25%	CLASS 2	$13.65	94
FRANKLIN MUTUAL SHARES VIP FUND	1.30%	CLASS 2	$19.75	314
FRANKLIN MUTUAL SHARES VIP FUND	1.55%	CLASS 2	$19.26	32
FRANKLIN MUTUAL SHARES VIP FUND	1.65%	CLASS 2	$19.07	92
FRANKLIN MUTUAL SHARES VIP FUND	1.70%	CLASS 2	$18.97	22

GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	0.30%	COMMON SHARES	$10.31	5
GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	1.10%	COMMON SHARES	$8.09	162
GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	1.20%	COMMON SHARES	$9.74	40
GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	1.25%	COMMON SHARES	$9.71	67
GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	1.30%	COMMON SHARES	$7.41	21
GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	1.55%	COMMON SHARES	$7.25	12
GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	1.65%	COMMON SHARES	$7.18	12
GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	1.70%	COMMON SHARES	$7.15	1

GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	1.30%	COMMON SHARES	$9.57	24
GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	1.55%	COMMON SHARES	$9.36	21
GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	1.65%	COMMON SHARES	$9.28	11
GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	1.70%	COMMON SHARES	$9.23	1

HARTFORD CAPITAL APPRECIATION HLS FUND	1.10%	IC	$13.91	225
HARTFORD CAPITAL APPRECIATION HLS FUND	1.20%	IC	$14.81	84
HARTFORD CAPITAL APPRECIATION HLS FUND	1.25%	IC	$14.77	170
HARTFORD CAPITAL APPRECIATION HLS FUND	1.30%	IC	$14.73	774
HARTFORD CAPITAL APPRECIATION HLS FUND	1.65%	IC	$14.44	100
HARTFORD CAPITAL APPRECIATION HLS FUND	1.70%	IC	$14.40	47

HARTFORD GROWTH OPPORTUNITIES HLS FUND	0.30%	IC	$19.88	8
HARTFORD GROWTH OPPORTUNITIES HLS FUND	1.10%	IC	$16.18	818
HARTFORD GROWTH OPPORTUNITIES HLS FUND	1.20%	IC	$18.90	108
HARTFORD GROWTH OPPORTUNITIES HLS FUND	1.25%	IC	$18.85	346

The accompanying notes are an integral part of these financial statements.

FSA-67

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
HARTFORD GROWTH OPPORTUNITIES HLS FUND	1.30%	IC	$18.80	1,320
HARTFORD GROWTH OPPORTUNITIES HLS FUND	1.65%	IC	$18.43	191
HARTFORD GROWTH OPPORTUNITIES HLS FUND	1.70%	IC	$18.38	122

INVESCO V.I. AMERICAN FRANCHISE FUND	1.30%	SERIES II	$33.74	11
INVESCO V.I. AMERICAN FRANCHISE FUND	1.55%	SERIES II	$32.89	1
INVESCO V.I. AMERICAN FRANCHISE FUND	1.65%	SERIES II	$32.55	4

INVESCO V.I. BALANCED-RISK ALLOCATION FUND	1.10%	SERIES II	$11.44	496
INVESCO V.I. BALANCED-RISK ALLOCATION FUND	1.20%	SERIES II	$12.11	86
INVESCO V.I. BALANCED-RISK ALLOCATION FUND	1.25%	SERIES II	$12.08	450

INVESCO V.I. DIVERSIFIED DIVIDEND FUND	0.65%	SERIES II	$24.46	—
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	1.30%	SERIES II	$23.93	2,154
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	1.55%	SERIES II	$20.73	17
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	1.55%	SERIES II	$23.32	55
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	1.65%	SERIES II	$20.57	223
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	1.65%	SERIES II	$23.08	159
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	1.70%	SERIES II	$20.49	366
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	1.70%	SERIES II	$22.97	6

INVESCO V.I. EQUITY AND INCOME FUND	1.30%	SERIES II	$12.51	1,450
INVESCO V.I. EQUITY AND INCOME FUND	1.65%	SERIES II	$12.30	99
INVESCO V.I. EQUITY AND INCOME FUND	1.70%	SERIES II	$12.27	10

INVESCO V.I. HEALTH CARE FUND	1.10%	SERIES II	$12.19	344
INVESCO V.I. HEALTH CARE FUND	1.20%	SERIES II	$16.45	65
INVESCO V.I. HEALTH CARE FUND	1.25%	SERIES II	$16.40	158

INVESCO V.I. HIGH YIELD FUND	0.30%	SERIES II	$12.52	2
INVESCO V.I. HIGH YIELD FUND	1.10%	SERIES II	$11.34	785
INVESCO V.I. HIGH YIELD FUND	1.20%	SERIES II	$11.84	213
INVESCO V.I. HIGH YIELD FUND	1.25%	SERIES II	$11.80	658
INVESCO V.I. HIGH YIELD FUND	1.30%	SERIES II	$13.73	1,520
INVESCO V.I. HIGH YIELD FUND	1.55%	SERIES II	$13.42	41
INVESCO V.I. HIGH YIELD FUND	1.65%	SERIES II	$13.30	340
INVESCO V.I. HIGH YIELD FUND	1.70%	SERIES II	$13.24	169

INVESCO V.I. MID CAP CORE EQUITY FUND	1.30%	SERIES II	$19.70	520
INVESCO V.I. MID CAP CORE EQUITY FUND	1.55%	SERIES II	$19.20	17
INVESCO V.I. MID CAP CORE EQUITY FUND	1.65%	SERIES II	$19.01	64
INVESCO V.I. MID CAP CORE EQUITY FUND	1.70%	SERIES II	$18.91	34

INVESCO V.I. SMALL CAP EQUITY FUND	1.10%	SERIES II	$11.62	330
INVESCO V.I. SMALL CAP EQUITY FUND	1.20%	SERIES II	$12.81	52
INVESCO V.I. SMALL CAP EQUITY FUND	1.25%	SERIES II	$12.77	152
INVESCO V.I. SMALL CAP EQUITY FUND	1.30%	SERIES II	$24.25	533
INVESCO V.I. SMALL CAP EQUITY FUND	1.55%	SERIES II	$23.63	27
INVESCO V.I. SMALL CAP EQUITY FUND	1.65%	SERIES II	$23.39	76
INVESCO V.I. SMALL CAP EQUITY FUND	1.70%	SERIES II	$23.27	29

IVY VIP ASSET STRATEGY	1.10%	CLASS II	$11.14	263
IVY VIP ASSET STRATEGY	1.20%	CLASS II	$11.27	198
IVY VIP ASSET STRATEGY	1.25%	CLASS II	$11.24	302
IVY VIP ASSET STRATEGY	1.30%	CLASS II	$13.95	1,047
IVY VIP ASSET STRATEGY	1.55%	CLASS II	$13.64	32
IVY VIP ASSET STRATEGY	1.65%	CLASS II	$13.52	228
IVY VIP ASSET STRATEGY	1.70%	CLASS II	$13.46	580

The accompanying notes are an integral part of these financial statements.

FSA-68

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

IVY VIP GLOBAL EQUITY INCOME	1.30%	CLASS II	$20.96	368
IVY VIP GLOBAL EQUITY INCOME	1.55%	CLASS II	$20.43	56
IVY VIP GLOBAL EQUITY INCOME	1.65%	CLASS II	$20.22	121
IVY VIP GLOBAL EQUITY INCOME	1.70%	CLASS II	$20.12	66

IVY VIP HIGH INCOME	0.65%	CLASS II	$16.87	—
IVY VIP HIGH INCOME	1.30%	CLASS II	$18.40	4,769
IVY VIP HIGH INCOME	1.55%	CLASS II	$17.94	230
IVY VIP HIGH INCOME	1.65%	CLASS II	$17.75	911
IVY VIP HIGH INCOME	1.70%	CLASS II	$17.66	956

IVY VIP NATURAL RESOURCES	1.30%	CLASS II	$6.63	651
IVY VIP NATURAL RESOURCES	1.55%	CLASS II	$6.46	71
IVY VIP NATURAL RESOURCES	1.65%	CLASS II	$6.40	184
IVY VIP NATURAL RESOURCES	1.70%	CLASS II	$6.36	82

IVY VIP SMALL CAP GROWTH	0.30%	CLASS II	$15.14	2
IVY VIP SMALL CAP GROWTH	1.10%	CLASS II	$13.58	172
IVY VIP SMALL CAP GROWTH	1.20%	CLASS II	$14.32	83
IVY VIP SMALL CAP GROWTH	1.25%	CLASS II	$14.27	66
IVY VIP SMALL CAP GROWTH	1.30%	CLASS II	$24.98	823
IVY VIP SMALL CAP GROWTH	1.55%	CLASS II	$24.34	60
IVY VIP SMALL CAP GROWTH	1.65%	CLASS II	$24.10	193
IVY VIP SMALL CAP GROWTH	1.70%	CLASS II	$23.97	115

JANUS HENDERSON BALANCED PORTFOLIO	0.30%	SERVICE SHARES	$16.62	5
JANUS HENDERSON BALANCED PORTFOLIO	1.10%	SERVICE SHARES	$14.07	3,498
JANUS HENDERSON BALANCED PORTFOLIO	1.20%	SERVICE SHARES	$15.72	508
JANUS HENDERSON BALANCED PORTFOLIO	1.25%	SERVICE SHARES	$15.67	5,856

JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	0.30%	SERVICE SHARES	$11.66	27
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	1.10%	SERVICE SHARES	$10.66	1,162
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	1.20%	SERVICE SHARES	$11.03	290
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	1.25%	SERVICE SHARES	$10.99	1,358

JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	0.30%	SERVICE SHARES	$18.93	4
JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	1.10%	SERVICE SHARES	$15.03	594
JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	1.20%	SERVICE SHARES	$17.90	88
JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	1.25%	SERVICE SHARES	$17.84	406

JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	0.30%	CLASS 2	$12.94	3
JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	1.10%	CLASS 2	$12.48	266
JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	1.25%	CLASS 2	$12.40	1,745

JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO	1.10%	CLASS 2	$12.11	133

LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	0.30%	VC SHARES	$13.59	48
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	0.65%	VC SHARES	$16.39	1
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	1.10%	VC SHARES	$11.99	2,839
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	1.20%	VC SHARES	$12.85	577

The accompanying notes are an integral part of these financial statements.

FSA-69

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	1.25%	VC SHARES	$12.81	1,632
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	1.30%	VC SHARES	$15.09	4,086
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	1.55%	VC SHARES	$14.76	148
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	1.65%	VC SHARES	$14.62	802
LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	1.70%	VC SHARES	$14.56	1,007

LORD ABBETT SERIES FUND — GROWTH OPPORTUNITIES PORTFOLIO	1.30%	VC SHARES	$21.03	142
LORD ABBETT SERIES FUND — GROWTH OPPORTUNITIES PORTFOLIO	1.55%	VC SHARES	$20.56	19
LORD ABBETT SERIES FUND — GROWTH OPPORTUNITIES PORTFOLIO	1.65%	VC SHARES	$20.37	40
LORD ABBETT SERIES FUND — GROWTH OPPORTUNITIES PORTFOLIO	1.70%	VC SHARES	$20.28	24

MFS® INVESTORS TRUST SERIES	1.10%	SERVICE CLASS	$15.30	209
MFS® INVESTORS TRUST SERIES	1.20%	SERVICE CLASS	$17.78	26
MFS® INVESTORS TRUST SERIES	1.25%	SERVICE CLASS	$17.73	53
MFS® INVESTORS TRUST SERIES	1.30%	SERVICE CLASS	$27.97	265
MFS® INVESTORS TRUST SERIES	1.55%	SERVICE CLASS	$27.26	30
MFS® INVESTORS TRUST SERIES	1.65%	SERVICE CLASS	$26.98	63
MFS® INVESTORS TRUST SERIES	1.70%	SERVICE CLASS	$26.84	31

MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	1.30%	SERVICE CLASS	$32.96	435
MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	1.55%	SERVICE CLASS	$32.12	46
MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	1.65%	SERVICE CLASS	$31.79	81
MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	1.70%	SERVICE CLASS	$31.63	46

MFS® RESEARCH SERIES	1.10%	SERVICE CLASS	$15.62	117
MFS® RESEARCH SERIES	1.20%	SERVICE CLASS	$18.22	27
MFS® RESEARCH SERIES	1.25%	SERVICE CLASS	$18.16	49

MFS® VALUE SERIES	0.30%	SERVICE CLASS	$17.47	5
MFS® VALUE SERIES	1.10%	SERVICE CLASS	$14.31	1,572
MFS® VALUE SERIES	1.20%	SERVICE CLASS	$16.52	144
MFS® VALUE SERIES	1.25%	SERVICE CLASS	$16.47	661

MULTIMANAGER AGGRESSIVE EQUITY	1.30%	IB	$31.78	407
MULTIMANAGER AGGRESSIVE EQUITY	1.55%	IB	$135.60	17
MULTIMANAGER AGGRESSIVE EQUITY	1.65%	IB	$30.27	122
MULTIMANAGER AGGRESSIVE EQUITY	1.70%	IB	$128.77	16

MULTIMANAGER CORE BOND	1.30%	IB	$14.55	3,671
MULTIMANAGER CORE BOND	1.55%	IB	$14.90	1,045
MULTIMANAGER CORE BOND	1.65%	IB	$13.70	2,042
MULTIMANAGER CORE BOND	1.70%	IB	$14.50	423

The accompanying notes are an integral part of these financial statements.

FSA-70

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***

MULTIMANAGER MID CAP GROWTH	1.30%	IB	$33.59	452
MULTIMANAGER MID CAP GROWTH	1.55%	IB	$26.16	47
MULTIMANAGER MID CAP GROWTH	1.65%	IB	$31.72	138
MULTIMANAGER MID CAP GROWTH	1.70%	IB	$25.45	76

MULTIMANAGER MID CAP VALUE	1.30%	IB	$27.84	247
MULTIMANAGER MID CAP VALUE	1.55%	IB	$24.76	27
MULTIMANAGER MID CAP VALUE	1.65%	IB	$26.30	88
MULTIMANAGER MID CAP VALUE	1.70%	IB	$24.09	44

MULTIMANAGER TECHNOLOGY	0.30%	IB	$27.07	1
MULTIMANAGER TECHNOLOGY	1.10%	IB	$20.48	681
MULTIMANAGER TECHNOLOGY	1.20%	IB	$25.60	119
MULTIMANAGER TECHNOLOGY	1.25%	IB	$25.52	409
MULTIMANAGER TECHNOLOGY	1.30%	IB	$20.86	1,077
MULTIMANAGER TECHNOLOGY	1.30%	IB	$46.18	228
MULTIMANAGER TECHNOLOGY	1.55%	IB	$37.73	53
MULTIMANAGER TECHNOLOGY	1.65%	IB	$20.50	140
MULTIMANAGER TECHNOLOGY	1.65%	IB	$43.62	61
MULTIMANAGER TECHNOLOGY	1.70%	IB	$20.45	62
MULTIMANAGER TECHNOLOGY	1.70%	IB	$36.71	44

NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	1.10%	CLASS S	$11.70	90
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	1.20%	CLASS S	$11.79	38
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	1.25%	CLASS S	$11.76	13
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	1.30%	CLASS S	$11.72	191
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	1.65%	CLASS S	$11.49	32
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	1.70%	CLASS S	$11.46	19

NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	1.10%	CLASS S	$10.00	95
NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	1.20%	CLASS S	$10.02	22
NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	1.25%	CLASS S	$9.99	29
NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	1.30%	CLASS S	$9.96	116
NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	1.65%	CLASS S	$9.77	17
NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	1.70%	CLASS S	$9.74	23

PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	0.30%	ADVISOR CLASS	$6.48	2
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	1.10%	ADVISOR CLASS	$7.91	257
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	1.20%	ADVISOR CLASS	$6.13	99
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	1.25%	ADVISOR CLASS	$6.11	191
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	1.30%	ADVISOR CLASS	$6.46	1,142
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	1.55%	ADVISOR CLASS	$6.30	67
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	1.65%	ADVISOR CLASS	$6.23	410
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	1.70%	ADVISOR CLASS	$6.20	319

PIMCO EMERGING MARKETS BOND PORTFOLIO	0.30%	ADVISOR CLASS	$12.93	4
PIMCO EMERGING MARKETS BOND PORTFOLIO	1.10%	ADVISOR CLASS	$11.99	183
PIMCO EMERGING MARKETS BOND PORTFOLIO	1.20%	ADVISOR CLASS	$12.22	55
PIMCO EMERGING MARKETS BOND PORTFOLIO	1.25%	ADVISOR CLASS	$12.19	137
PIMCO EMERGING MARKETS BOND PORTFOLIO	1.30%	ADVISOR CLASS	$15.44	500

The accompanying notes are an integral part of these financial statements.

FSA-71

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
PIMCO EMERGING MARKETS BOND PORTFOLIO	1.55%	ADVISOR CLASS	$15.05	81
PIMCO EMERGING MARKETS BOND PORTFOLIO	1.65%	ADVISOR CLASS	$14.89	171
PIMCO EMERGING MARKETS BOND PORTFOLIO	1.70%	ADVISOR CLASS	$14.82	90

PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	1.10%	ADVISOR CLASS	$10.51	272
PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	1.20%	ADVISOR CLASS	$10.02	31
PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	1.25%	ADVISOR CLASS	$9.99	229

PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	1.10%	ADVISOR CLASS	$11.57	84
PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	1.20%	ADVISOR CLASS	$12.51	30
PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	1.25%	ADVISOR CLASS	$12.47	117

PIMCO INCOME PORTFOLIO	0.30%	ADVISOR CLASS	$10.86	23
PIMCO INCOME PORTFOLIO	1.10%	ADVISOR CLASS	$10.75	296
PIMCO INCOME PORTFOLIO	1.25%	ADVISOR CLASS	$10.73	791
PIMCO INCOME PORTFOLIO	1.30%	ADVISOR CLASS	$10.72	80
PIMCO INCOME PORTFOLIO	1.65%	ADVISOR CLASS	$10.68	1

PROFUND VP BEAR	1.30%	COMMON SHARES	$1.81	9
PROFUND VP BEAR	1.55%	COMMON SHARES	$1.77	15
PROFUND VP BEAR	1.65%	COMMON SHARES	$1.75	12

PROFUND VP BIOTECHNOLOGY	1.30%	COMMON SHARES	$35.41	836
PROFUND VP BIOTECHNOLOGY	1.55%	COMMON SHARES	$34.51	37
PROFUND VP BIOTECHNOLOGY	1.65%	COMMON SHARES	$34.16	179
PROFUND VP BIOTECHNOLOGY	1.70%	COMMON SHARES	$33.98	136

PUTNAM VT DIVERSIFIED INCOME FUND	0.30%	CLASS IB	$11.57	19
PUTNAM VT DIVERSIFIED INCOME FUND	1.10%	CLASS IB	$11.48	815
PUTNAM VT DIVERSIFIED INCOME FUND	1.20%	CLASS IB	$11.00	98
PUTNAM VT DIVERSIFIED INCOME FUND	1.25%	CLASS IB	$10.97	557
PUTNAM VT DIVERSIFIED INCOME FUND	1.30%	CLASS IB	$10.93	1,016
PUTNAM VT DIVERSIFIED INCOME FUND	1.65%	CLASS IB	$10.72	85
PUTNAM VT DIVERSIFIED INCOME FUND	1.70%	CLASS IB	$10.69	51

PUTNAM VT GLOBAL ASSET ALLOCATION FUND	0.30%	CLASS IB	$12.97	2
PUTNAM VT GLOBAL ASSET ALLOCATION FUND	1.10%	CLASS IB	$12.51	177
PUTNAM VT GLOBAL ASSET ALLOCATION FUND	1.25%	CLASS IB	$12.43	198

PUTNAM VT MULTI-ASSET ABSOLUTE RETURN FUND	1.10%	CLASS IB	$9.83	115
PUTNAM VT MULTI-ASSET ABSOLUTE RETURN FUND	1.20%	CLASS IB	$10.18	25
PUTNAM VT MULTI-ASSET ABSOLUTE RETURN FUND	1.25%	CLASS IB	$10.15	91

PUTNAM VT RESEARCH FUND	1.10%	CLASS IB	$15.95	105
PUTNAM VT RESEARCH FUND	1.25%	CLASS IB	$15.85	15

QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	1.10%	CLASS II	$10.63	86
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	1.20%	CLASS II	$10.86	20
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	1.25%	CLASS II	$10.83	33

The accompanying notes are an integral part of these financial statements.

FSA-72

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	1.30%	CLASS II	$10.80	222
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	1.65%	CLASS II	$10.59	23
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	1.70%	CLASS II	$10.56	11

SEI VP BALANCED STRATEGY FUND	1.10%	CLASS III	$11.40	117
SEI VP BALANCED STRATEGY FUND	1.20%	CLASS III	$12.11	161
SEI VP BALANCED STRATEGY FUND	1.25%	CLASS III	$12.07	332

SEI VP CONSERVATIVE STRATEGY FUND	1.10%	CLASS III	$10.76	149
SEI VP CONSERVATIVE STRATEGY FUND	1.20%	CLASS III	$11.05	101
SEI VP CONSERVATIVE STRATEGY FUND	1.25%	CLASS III	$11.02	692

SEI VP MARKET GROWTH STRATEGY FUND	0.30%	CLASS III	$13.20	3
SEI VP MARKET GROWTH STRATEGY FUND	1.10%	CLASS III	$11.65	154
SEI VP MARKET GROWTH STRATEGY FUND	1.20%	CLASS III	$12.48	216
SEI VP MARKET GROWTH STRATEGY FUND	1.25%	CLASS III	$12.44	178

SEI VP MARKET PLUS STRATEGY FUND	1.10%	CLASS III	$12.09	63
SEI VP MARKET PLUS STRATEGY FUND	1.20%	CLASS III	$13.26	29
SEI VP MARKET PLUS STRATEGY FUND	1.25%	CLASS III	$13.22	76

SEI VP MODERATE STRATEGY FUND	1.10%	CLASS III	$11.34	266
SEI VP MODERATE STRATEGY FUND	1.20%	CLASS III	$12.01	113
SEI VP MODERATE STRATEGY FUND	1.25%	CLASS III	$11.98	360

T. ROWE PRICE EQUITY INCOME PORTFOLIO	0.30%	CLASS II	$15.77	3
T. ROWE PRICE EQUITY INCOME PORTFOLIO	1.10%	CLASS II	$13.66	717
T. ROWE PRICE EQUITY INCOME PORTFOLIO	1.20%	CLASS II	$14.91	90
T. ROWE PRICE EQUITY INCOME PORTFOLIO	1.25%	CLASS II	$14.86	365

TEMPLETON DEVELOPING MARKETS VIP FUND	1.30%	CLASS 2	$12.99	710
TEMPLETON DEVELOPING MARKETS VIP FUND	1.55%	CLASS 2	$12.66	61
TEMPLETON DEVELOPING MARKETS VIP FUND	1.65%	CLASS 2	$12.53	155
TEMPLETON DEVELOPING MARKETS VIP FUND	1.70%	CLASS 2	$12.46	116

TEMPLETON FOREIGN VIP FUND	1.30%	CLASS 2	$12.32	352
TEMPLETON FOREIGN VIP FUND	1.55%	CLASS 2	$12.01	33
TEMPLETON FOREIGN VIP FUND	1.65%	CLASS 2	$11.88	55
TEMPLETON FOREIGN VIP FUND	1.70%	CLASS 2	$11.82	63

TEMPLETON GLOBAL BOND VIP FUND	0.30%	CLASS 2	$10.48	19
TEMPLETON GLOBAL BOND VIP FUND	1.10%	CLASS 2	$9.74	1,566
TEMPLETON GLOBAL BOND VIP FUND	1.20%	CLASS 2	$9.91	521
TEMPLETON GLOBAL BOND VIP FUND	1.25%	CLASS 2	$9.88	1,047
TEMPLETON GLOBAL BOND VIP FUND	1.30%	CLASS 2	$12.44	5,055
TEMPLETON GLOBAL BOND VIP FUND	1.55%	CLASS 2	$12.12	395
TEMPLETON GLOBAL BOND VIP FUND	1.65%	CLASS 2	$12.00	1,027
TEMPLETON GLOBAL BOND VIP FUND	1.70%	CLASS 2	$11.94	1,073

TEMPLETON GROWTH VIP FUND	1.30%	CLASS 2	$15.61	65
TEMPLETON GROWTH VIP FUND	1.55%	CLASS 2	$15.22	6
TEMPLETON GROWTH VIP FUND	1.65%	CLASS 2	$15.07	12
TEMPLETON GROWTH VIP FUND	1.70%	CLASS 2	$14.99	1

VANECK VIP GLOBAL HARD ASSETS FUND	0.30%	CLASS S	$5.77	7
VANECK VIP GLOBAL HARD ASSETS FUND	1.10%	CLASS S	$6.41	214

The accompanying notes are an integral part of these financial statements.

FSA-73

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2019

	Contract Charges*	Share Class**	Unit Value	Units Outstanding (000’s)***
VANECK VIP GLOBAL HARD ASSETS FUND	1.20%	CLASS S	$5.45	94
VANECK VIP GLOBAL HARD ASSETS FUND	1.25%	CLASS S	$5.44	189
VANECK VIP GLOBAL HARD ASSETS FUND	1.30%	CLASS S	$6.62	1,400
VANECK VIP GLOBAL HARD ASSETS FUND	1.55%	CLASS S	$6.45	135
VANECK VIP GLOBAL HARD ASSETS FUND	1.65%	CLASS S	$6.39	301
VANECK VIP GLOBAL HARD ASSETS FUND	1.70%	CLASS S	$6.35	196

VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND	1.10%	INITIAL CLASS	$10.41	37
VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND	1.20%	INITIAL CLASS	$10.17	20
VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND	1.25%	INITIAL CLASS	$10.14	37

The accompanying notes are an integral part of these financial statements.

*	Contract charges reflect the annual mortality, expense risk, financial accounting and other expenses related to the Variable Investment Options.
**	Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.
***	Variable Investment Options where Units Outstanding are less than 500 are denoted by a —.

FSA-74

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	1290 VT CONVERTIBLE SECURITIES*	1290 VT DOUBLELINE DYNAMIC ALLOCATION*	1290 VT DOUBLELINE OPPORTUNISTIC BOND*	1290 VT ENERGY*	1290 VT EQUITY INCOME*	1290 VT GAMCO MERGERS & ACQUISITIONS*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$576,663	$351,878	$866,862	$99,261	$632,614	$738,421
Expenses:
Asset-based charges	37,958	229,237	331,778	35,625	396,022	242,165

Net Investment Income (Loss)	538,705	122,641	535,084	63,636	236,592	496,256

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	34,776	71,101	53,893	(99,261)	(3,160,372)	(166,985)
Net realized gain distribution from the Portfolios	220,169	568,562	—	—	373,428	285,774

Net realized gain (loss)	254,945	639,663	53,893	(99,261)	(2,786,944)	118,789

Net change in unrealized appreciation (depreciation) of investments	2,116,056	1,746,952	1,143,763	402,821	8,186,767	613,735

Net Realized and Unrealized Gain (Loss) on Investments	2,371,001	2,386,615	1,197,656	303,560	5,399,823	732,524

Net Increase (Decrease) in Net Assets Resulting from Operations	$2,909,706	$2,509,256	$1,732,740	$367,196	$5,636,415	$1,228,780

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-75

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	1290 VT GAMCO SMALL COMPANY VALUE*	1290 VT HIGH YIELD BOND*	1290 VT LOW VOLATILITY GLOBAL EQUITY*	1290 VT MICRO CAP*	1290 VT MODERATE GROWTH ALLOCATION*(a)	1290 VT MULTI- ALTERNATIVE STRATEGIES*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$1,615,845	$958,801	$90,521	$1,040	$202,346	$8,962
Expenses:
Asset-based charges	3,720,235	217,010	41,252	5,036	92,991	2,681

Net Investment Income (Loss)	(2,104,390)	741,791	49,269	(3,996)	109,355	6,281

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	5,170,120	(78,545)	144,652	5,137	8,681	541
Net realized gain distribution from the Portfolios	7,162,939	—	10,734	77,822	152,989	—

Net realized gain (loss)	12,333,059	(78,545)	155,386	82,959	161,670	541

Net change in unrealized appreciation (depreciation) of investments	42,147,337	1,061,021	389,062	4,142	734,909	5,875

Net Realized and Unrealized Gain (Loss) on Investments	54,480,396	982,476	544,448	87,101	896,579	6,416

Net Increase (Decrease) in Net Assets Resulting from Operations	$52,376,006	$1,724,267	$593,717	$83,105	$1,005,934	$12,697

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on February 19, 2019.

FSA-76

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	1290 VT NATURAL RESOURCES*	1290 VT REAL ESTATE*	1290 VT SMALL CAP VALUE*	1290 VT SMARTBETA EQUITY*	1290 VT SOCIALLY RESPONSIBLE*	7TWELVETM BALANCED PORTFOLIO
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$335,433	$765,469	$14,040	$241,458	$80,542	$643,117
Expenses:
Asset-based charges	85,652	197,885	9,856	32,145	93,092	755,361

Net Investment Income (Loss)	249,781	567,584	4,184	209,313	(12,550)	(112,244)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	12,770	166,339	2,429	129,233	63,396	733,096
Net realized gain distribution from the Portfolios	—	36,987	63,346	284,818	145,242	1,150,863

Net realized gain (loss)	12,770	203,326	65,775	414,051	208,638	1,883,959

Net change in unrealized appreciation (depreciation) of investments	281,009	1,733,627	48,171	3,677,635	1,771,166	5,290,278

Net Realized and Unrealized Gain (Loss) on Investments	293,779	1,936,953	113,946	4,091,686	1,979,804	7,174,237

Net Increase (Decrease) in Net Assets Resulting from Operations	$543,560	$2,504,537	$118,130	$4,300,999	$1,967,254	$7,061,993

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-77

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	AB VPS BALANCED WEALTH STRATEGY PORTFOLIO**	AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO**	AB VPS GROWTH AND INCOME PORTFOLIO**	AB VPS INTERNATIONAL GROWTH PORTFOLIO**	AB VPS SMALL/MID CAP VALUE PORTFOLIO**	ALL ASSET GROWTH-ALT 20*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$94,278	$2,680	$133,727	$21,082	$17,026	$688,408
Expenses:
Asset-based charges	60,989	18,657	143,705	106,061	58,755	550,315

Net Investment Income (Loss)	33,289	(15,977)	(9,978)	(84,979)	(41,729)	138,093

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(223,423)	24,186	(43,878)	248,377	25,755	289,902
Net realized gain distribution from the Portfolios	489,081	93,903	1,405,680	187,513	588,084	1,572,735

Net realized gain (loss)	265,658	118,089	1,361,802	435,890	613,839	1,862,637

Net change in unrealized appreciation (depreciation) of investments	383,719	295,008	1,087,461	1,340,149	281,817	4,609,017

Net Realized and Unrealized Gain (Loss) on Investments	649,377	413,097	2,449,263	1,776,039	895,656	6,471,654

Net Increase (Decrease) in Net Assets Resulting from Operations	$682,666	$397,120	$2,439,285	$1,691,060	$853,927	$6,609,747

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
**	Denotes Variable Investment Options that invest in shares of a Portfolio of AB Variable Product Series Fund, Inc., an affiliate of AXA Equitable.

FSA-78

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO	AMERICAN CENTURY VP INFLATION PROTECTION FUND	AMERICAN CENTURY VP LARGE COMPANY VALUE	AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM	AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$190,846	$36,563	$1,530,984	$904,255	$141,066
Expenses:
Asset-based charges	51,323	95,227	28,083	969,448	514,277	161,203

Net Investment Income (Loss)	(51,323)	95,619	8,480	561,536	389,978	(20,137)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	154,069	(23,065)	20,258	595,430	664	217,411
Net realized gain distribution from the Portfolios	54,767	—	46,274	4,261,028	—	762,623

Net realized gain (loss)	208,836	(23,065)	66,532	4,856,458	664	980,034

Net change in unrealized appreciation (depreciation) of investments	1,304,590	522,553	350,798	9,260,698	2,179,872	2,907,129

Net Realized and Unrealized Gain (Loss) on Investments	1,513,426	499,488	417,330	14,117,156	2,180,536	3,887,163

Net Increase (Decrease) in Net Assets Resulting from Operations	$1,462,103	$595,107	$425,810	$14,678,692	$2,570,514	$3,867,026

The accompanying notes are an integral part of these financial statements.

FSA-79

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	AMERICAN FUNDS INSURANCE SERIES® GROWTH- INCOME FUNDSM	AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM	AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	BLACKROCK GLOBAL ALLOCATION V.I. FUND
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$1,646	$377,734	$203,602	$154,574	$463,829	$1,320,667
Expenses:
Asset-based charges	267,322	263,754	96,455	94,613	805,011	1,434,415

Net Investment Income (Loss)	(265,676)	113,980	107,147	59,961	(341,182)	(113,748)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(380,652)	204,426	94,643	35,345	1,013,145	(1,081,403)
Net realized gain distribution from the Portfolios	1,237,902	2,368,238	96,420	283,660	2,284,443	4,158,526

Net realized gain (loss)	857,250	2,572,664	191,063	319,005	3,297,588	3,077,123

Net change in unrealized appreciation (depreciation) of investments	4,394,666	2,363,034	1,246,347	645,380	11,161,347	13,023,271

Net Realized and Unrealized Gain (Loss) on Investments	5,251,916	4,935,698	1,437,410	964,385	14,458,935	16,100,394

Net Increase (Decrease) in Net Assets Resulting from Operations	$4,986,240	$5,049,678	$1,544,557	$1,024,346	$14,117,753	$15,986,646

The accompanying notes are an integral part of these financial statements.

FSA-80

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	CHARTERSM AGGRESSIVE GROWTH*	CHARTERSM CONSERVATIVE*	CHARTERSM GROWTH*	CHARTERSM MODERATE*	CHARTERSM MODERATE GROWTH*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$211,993	$984,792	$426,549	$821,258	$621,572
Expenses:
Asset-based charges	819,435	108,908	451,249	229,958	433,674	385,116

Net Investment Income (Loss)	(819,435)	103,085	533,543	196,591	387,584	236,456

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(1,141,974)	73,720	506,081	155,718	331,496	321,017
Net realized gain distribution from the Portfolios	6,447,398	266,231	423,004	490,637	711,483	778,017

Net realized gain (loss)	5,305,424	339,951	929,085	646,355	1,042,979	1,099,034

Net change in unrealized appreciation (depreciation) of investments	10,741,984	1,256,985	2,170,090	2,187,719	3,037,810	3,125,018

Net Realized and Unrealized Gain (Loss) on Investments	16,047,408	1,596,936	3,099,175	2,834,074	4,080,789	4,224,052

Net Increase (Decrease) in Net Assets Resulting from Operations	$15,227,973	$1,700,021	$3,632,718	$3,030,665	$4,468,373	$4,460,508

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-81

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	CHARTERSM MULTI- SECTOR BOND*	CHARTERSM SMALL CAP GROWTH*	CHARTERSM SMALL CAP VALUE*	CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$30,473	$208,179	$60,392	$377,168	$210,704	$559,984
Expenses:
Asset-based charges	21,326	149,174	184,860	669,015	220,136	491,312

Net Investment Income (Loss)	9,147	59,005	(124,468)	(291,847)	(9,432)	68,672

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(9,887)	541,232	117,865	(1,098,363)	309,532	992,537
Net realized gain distribution from the Portfolios	—	1,042,791	451,577	938,574	1,098,818	3,208,489

Net realized gain (loss)	(9,887)	1,584,023	569,442	(159,789)	1,408,350	4,201,026

Net change in unrealized appreciation (depreciation) of investments	81,912	1,163,407	2,465,083	10,887,979	2,566,382	5,477,459

Net Realized and Unrealized Gain (Loss) on Investments	72,025	2,747,430	3,034,525	10,728,190	3,974,732	9,678,485

Net Increase (Decrease) in Net Assets Resulting from Operations	$81,172	$2,806,435	$2,910,057	$10,436,343	$3,965,300	$9,747,157

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-82

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	DELAWARE VIP® DIVERSIFIED INCOME SERIES	DELAWARE VIP® EMERGING MARKETS SERIES	DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	EATON VANCE VT FLOATING-RATE INCOME FUND	EQ/400 MANAGED VOLATILITY*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$19,408	$496,506	$21,830	$248,840	$2,187,578	$600,609
Expenses:
Asset-based charges	71,268	233,082	63,805	119,647	617,774	933,228

Net Investment Income (Loss)	(51,860)	263,424	(41,975)	129,193	1,569,804	(332,619)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	30,512	(72,704)	(51,308)	(42,171)	(7,741)	2,592,311
Net realized gain distribution from the Portfolios	53,000	—	119,071	—	—	1,640,928

Net realized gain (loss)	83,512	(72,704)	67,763	(42,171)	(7,741)	4,233,239

Net change in unrealized appreciation (depreciation) of investments	1,312,327	1,461,867	1,060,213	267,948	1,187,306	9,372,053

Net Realized and Unrealized Gain (Loss) on Investments	1,395,839	1,389,163	1,127,976	225,777	1,179,565	13,605,292

Net Increase (Decrease) in Net Assets Resulting from Operations	$1,343,979	$1,652,587	$1,086,001	$354,970	$2,749,369	$13,272,673

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-83

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/500 MANAGED VOLATILITY*	EQ/2000 MANAGED VOLATILITY*	EQ/AB DYNAMIC AGGRESSIVE GROWTH*	EQ/AB DYNAMIC GROWTH*	EQ/AB DYNAMIC MODERATE GROWTH*	EQ/AB SHORT DURATION GOVERNMENT BOND*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$2,233,147	$586,193	$1,301,255	$6,252,708	$29,080,867	$108,804
Expenses:
Asset-based charges	2,224,215	961,347	1,860,135	9,405,811	36,085,588	56,554

Net Investment Income (Loss)	8,932	(375,154)	(558,880)	(3,153,103)	(7,004,721)	52,250

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	12,669,425	2,406,396	63,819	2,989,487	41,152,694	16,928
Net realized gain distribution from the Portfolios	2,698,889	2,660,515	2,600,978	5,306,617	70,977,034	—

Net realized gain (loss)	15,368,314	5,066,911	2,664,797	8,296,104	112,129,728	16,928

Net change in unrealized appreciation (depreciation) of investments	22,139,894	8,733,415	19,663,117	97,021,852	227,205,716	(9,757)

Net Realized and Unrealized Gain (Loss) on Investments	37,508,208	13,800,326	22,327,914	105,317,956	339,335,444	7,171

Net Increase (Decrease) in Net Assets Resulting from Operations	$37,517,140	$13,425,172	$21,769,034	$102,164,853	$332,330,723	$59,421

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-84

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/AB SMALL CAP GROWTH*	EQ/AGGRESSIVE ALLOCATION*	EQ/AGGRESSIVE GROWTH STRATEGY*	EQ/AMERICAN CENTURY MID CAP VALUE*	EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION*(a)	EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION*(a)
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$128,133	$419,401	$62,916,129	$2,626,707	$247,993	$106,237
Expenses:
Asset-based charges	1,058,188	368,735	55,128,197	1,917,939	124,775	40,747

Net Investment Income (Loss)	(930,055)	50,666	7,787,932	708,768	123,218	65,490

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(1,146,724)	524,207	49,776,908	652,189	32,804	11,127
Net realized gain distribution from the Portfolios	7,503,280	2,174,396	61,461,873	—	63,148	2,696

Net realized gain (loss)	6,356,556	2,698,603	111,238,781	652,189	95,952	13,823

Net change in unrealized appreciation (depreciation) of investments	11,455,012	2,825,090	610,965,471	32,349,278	1,209,435	354,300

Net Realized and Unrealized Gain (Loss) on Investments	17,811,568	5,523,693	722,204,252	33,001,467	1,305,387	368,123

Net Increase (Decrease) in Net Assets Resulting from Operations	$16,881,513	$5,574,359	$729,992,184	$33,710,235	$1,428,605	$433,613

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on February 19, 2019.

FSA-85

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/BALANCED STRATEGY*	EQ/BLACKROCK BASIC VALUE EQUITY*	EQ/CAPITAL GUARDIAN RESEARCH*	EQ/CLEARBRIDGE LARGE CAP GROWTH*	EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY*	EQ/COMMON STOCK INDEX*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$44,278,803	$2,664,524	$95,475	$21,707	$19,810	$1,021,845
Expenses:
Asset-based charges	40,718,989	1,912,401	263,470	1,145,036	77,170	886,030

Net Investment Income (Loss)	3,559,814	752,123	(167,995)	(1,123,329)	(57,360)	135,815

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	48,469,184	4,022,719	1,171,680	547,064	(759,740)	2,010,078
Net realized gain distribution from the Portfolios	53,206,910	6,603,579	1,976,126	5,171,009	86,128	3,243,117

Net realized gain (loss)	101,676,094	10,626,298	3,147,806	5,718,073	(673,612)	5,253,195

Net change in unrealized appreciation (depreciation) of investments	271,959,481	15,778,302	1,791,494	16,132,849	2,194,127	10,934,654

Net Realized and Unrealized Gain (Loss) on Investments	373,635,575	26,404,600	4,939,300	21,850,922	1,520,515	16,187,849

Net Increase (Decrease) in Net Assets Resulting from Operations	$377,195,389	$27,156,723	$4,771,305	$20,727,593	$1,463,155	$16,323,664

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-86

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/CONSERVATIVE GROWTH STRATEGY*	EQ/CONSERVATIVE STRATEGY*	EQ/CORE BOND INDEX*	EQ/EMERGING MARKETS EQUITY PLUS*	EQ/EQUITY 500 INDEX*	EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$19,893,856	$10,036,000	$5,727,417	$130,358	$6,361,511	$1,554,088
Expenses:
Asset-based charges	18,295,744	8,995,688	4,305,348	107,074	5,159,794	2,280,691

Net Investment Income (Loss)	1,598,112	1,040,312	1,422,069	23,284	1,201,717	(726,603)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	18,940,030	4,299,102	(370,941)	7,859	11,889,072	928,965
Net realized gain distribution from the Portfolios	18,130,019	3,821,494	—	—	7,987,631	—

Net realized gain (loss)	37,070,049	8,120,596	(370,941)	7,859	19,876,703	928,965

Net change in unrealized appreciation (depreciation) of investments	105,272,828	36,063,707	13,032,464	1,202,235	74,403,373	42,131,368

Net Realized and Unrealized Gain (Loss) on Investments	142,342,877	44,184,303	12,661,523	1,210,094	94,280,076	43,060,333

Net Increase (Decrease) in Net Assets Resulting from Operations	$143,940,989	$45,224,615	$14,083,592	$1,233,378	$95,481,793	$42,333,730

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-87

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/FIRST TRUST MODERATE GROWTH ALLOCATION*(a)	EQ/FRANKLIN BALANCED MANAGED VOLATILITY*	EQ/FRANKLIN RISING DIVIDENDS*	EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY*	EQ/FRANKLIN STRATEGIC INCOME*	EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$233,062	$247,772	$1,018,634	$86,713	$2,334,614	$202,075
Expenses:
Asset-based charges	115,110	138,241	1,210,809	144,140	827,552	149,332

Net Investment Income (Loss)	117,952	109,531	(192,175)	(57,427)	1,507,062	52,743

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	17,867	139,585	858,134	82,218	260,700	(308,210)
Net realized gain distribution from the Portfolios	92,706	184,758	318,972	553,550	816,548	514,569

Net realized gain (loss)	110,573	324,343	1,177,106	635,768	1,077,248	206,359

Net change in unrealized appreciation (depreciation) of investments	933,633	877,326	20,594,830	1,452,419	1,436,961	1,667,400

Net Realized and Unrealized Gain (Loss) on Investments	1,044,206	1,201,669	21,771,936	2,088,187	2,514,209	1,873,759

Net Increase (Decrease) in Net Assets Resulting from Operations	$1,162,158	$1,311,200	$21,579,761	$2,030,760	$4,021,271	$1,926,502

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on February 19, 2019.

FSA-88

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/GLOBAL BOND PLUS*	EQ/GLOBAL EQUITY MANAGED VOLATILITY*	EQ/GOLDMAN SACHS GROWTH ALLOCATION*(a)	EQ/GOLDMAN SACHS MID CAP VALUE*	EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION*	EQ/GROWTH STRATEGY*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$62,934	$186,369	$447,433	$225,858	$6,086,444	$70,069,152
Expenses:
Asset-based charges	116,460	206,492	332,586	382,310	7,975,312	62,683,462

Net Investment Income (Loss)	(53,526)	(20,123)	114,847	(156,452)	(1,888,868)	7,385,690

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(87,433)	485,507	56,638	289,350	1,422,681	67,676,061
Net realized gain distribution from the Portfolios	49,531	397,394	938,649	404,656	44,039,951	84,304,319

Net realized gain (loss)	(37,902)	882,901	995,287	694,006	45,462,632	151,980,380

Net change in unrealized appreciation (depreciation) of investments	470,150	2,101,161	2,597,867	6,166,074	41,789,864	590,853,105

Net Realized and Unrealized Gain (Loss) on Investments	432,248	2,984,062	3,593,154	6,860,080	87,252,496	742,833,485

Net Increase (Decrease) in Net Assets Resulting from Operations	$378,722	$2,963,939	$3,708,001	$6,703,628	$85,363,628	$750,219,175

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on February 19, 2019.

FSA-89

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/INTERMEDIATE GOVERNMENT BOND*	EQ/INTERNATIONAL CORE MANAGED VOLATILITY*	EQ/INTERNATIONAL EQUITY INDEX*	EQ/INTERNATIONAL MANAGED VOLATILITY*	EQ/INTERNATIONAL VALUE MANAGED VOLATILITY*	EQ/INVESCO COMSTOCK*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$1,768,777	$237,399	$1,392,060	$2,019,968	$54,708	$1,038,799
Expenses:
Asset-based charges	1,599,418	170,824	635,850	1,327,359	35,689	701,944

Net Investment Income (Loss)	169,359	66,575	756,210	692,609	19,019	336,855

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	108,771	291,815	(357,896)	2,315,564	33,711	1,850,896
Net realized gain distribution from the Portfolios	—	223,168	—	206,728	52,766	2,144,508

Net realized gain (loss)	108,771	514,983	(357,896)	2,522,292	86,477	3,995,404

Net change in unrealized appreciation (depreciation) of investments	2,721,254	1,610,976	8,516,443	13,071,740	362,862	5,648,578

Net Realized and Unrealized Gain (Loss) on Investments	2,830,025	2,125,959	8,158,547	15,594,032	449,339	9,643,982

Net Increase (Decrease) in Net Assets Resulting from Operations	$2,999,384	$2,192,534	$8,914,757	$16,286,641	$468,358	$9,980,837

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-90

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/INVESCO GLOBAL REAL ESTATE*	EQ/INVESCO INTERNATIONAL GROWTH*	EQ/INVESCO MODERATE ALLOCATION*	EQ/INVESCO MODERATE GROWTH ALLOCATION*(a)	EQ/JANUS ENTERPRISE*	EQ/JPMORGAN GROWTH ALLOCATION*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$3,187,860	$754,639	$2,928,574	$213,010	$11,040	$1,122,968
Expenses:
Asset-based charges	1,010,040	619,962	3,815,392	138,830	865,177	1,557,756

Net Investment Income (Loss)	2,177,820	134,677	(886,818)	74,180	(854,137)	(434,788)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	1,399,915	741,405	843,003	13,306	1,039,151	102,142
Net realized gain distribution from the Portfolios	3,015,056	795,156	—	720,468	4,126,808	2,891,649

Net realized gain (loss)	4,414,971	1,536,561	843,003	733,774	5,165,959	2,993,791

Net change in unrealized appreciation (depreciation) of investments	6,882,486	9,053,552	33,570,394	620,782	13,449,164	12,466,501

Net Realized and Unrealized Gain (Loss) on Investments	11,297,457	10,590,113	34,413,397	1,354,556	18,615,123	15,460,292

Net Increase (Decrease) in Net Assets Resulting from Operations	$13,475,277	$10,724,790	$33,526,579	$1,428,736	$17,760,986	$15,025,504

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on February 19, 2019.

FSA-91

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/JPMORGAN VALUE OPPORTUNITIES*	EQ/LARGE CAP CORE MANAGED VOLATILITY*	EQ/LARGE CAP GROWTH INDEX*	EQ/LARGE CAP GROWTH MANAGED VOLATILITY*	EQ/LARGE CAP VALUE INDEX*	EQ/LARGE CAP VALUE MANAGED VOLATILITY*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$285,394	$115,360	$597,771	$101,047	$1,234,819	$441,896
Expenses:
Asset-based charges	310,087	138,365	1,267,799	352,806	724,531	326,874

Net Investment Income (Loss)	(24,693)	(23,005)	(670,028)	(251,759)	510,288	115,022

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	269,844	335,205	3,077,861	1,436,046	841,509	817,072
Net realized gain distribution from the Portfolios	316,901	596,775	6,934,567	1,939,217	3,046,063	1,388,989

Net realized gain (loss)	586,745	931,980	10,012,428	3,375,263	3,887,572	2,206,061

Net change in unrealized appreciation (depreciation) of investments	4,271,644	1,321,528	16,766,165	3,374,903	6,472,584	2,400,420

Net Realized and Unrealized Gain (Loss) on Investments	4,858,389	2,253,508	26,778,593	6,750,166	10,360,156	4,606,481

Net Increase (Decrease) in Net Assets Resulting from Operations	$4,833,696	$2,230,503	$26,108,565	$6,498,407	$10,870,444	$4,721,503

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-92

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/LAZARD EMERGING MARKETS EQUITY*	EQ/LEGG MASON GROWTH ALLOCATION*(a)	EQ/LEGG MASON MODERATE ALLOCATION*	EQ/LOOMIS SAYLES GROWTH*	EQ/MFS INTERNATIONAL GROWTH*	EQ/MFS INTERNATIONAL VALUE*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$2,161,999	$250,090	$2,007,388	$23,541	$825,834	$1,564,065
Expenses:
Asset-based charges	1,138,222	121,205	2,512,651	1,163,779	828,508	3,132,128

Net Investment Income (Loss)	1,023,777	128,885	(505,263)	(1,140,238)	(2,674)	(1,568,063)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	889,367	15,372	1,030,784	4,375,925	725,262	2,686,414
Net realized gain distribution from the Portfolios	828,747	60,038	11,592,315	5,085,997	1,975,358	559,767

Net realized gain (loss)	1,718,114	75,410	12,623,099	9,461,922	2,700,620	3,246,181

Net change in unrealized appreciation (depreciation) of investments	10,336,344	1,082,555	11,205,616	13,780,981	10,942,392	48,100,709

Net Realized and Unrealized Gain (Loss) on Investments	12,054,458	1,157,965	23,828,715	23,242,903	13,643,012	51,346,890

Net Increase (Decrease) in Net Assets Resulting from Operations	$13,078,235	$1,286,850	$23,323,452	$22,102,665	$13,640,338	$49,778,827

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on February 19, 2019.

FSA-93

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/MFS MID CAP FOCUSED GROWTH*	EQ/MFS TECHNOLOGY*	EQ/MFS UTILITIES SERIES*	EQ/MID CAP INDEX*	EQ/MID CAP VALUE MANAGED VOLATILITY*	EQ/MODERATE ALLOCATION*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$11,381	$—	$1,640,834	$1,093,983	$226,896	$2,762,947
Expenses:
Asset-based charges	990,979	572,594	774,833	1,289,078	236,821	2,180,784

Net Investment Income (Loss)	(979,598)	(572,594)	866,001	(195,095)	(9,925)	582,163

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	1,166,051	896,875	779,577	803,038	160,959	45,650
Net realized gain distribution from the Portfolios	279,651	—	80,873	3,981,705	936,231	7,973,296

Net realized gain (loss)	1,445,702	896,875	860,450	4,784,743	1,097,190	8,018,946

Net change in unrealized appreciation (depreciation) of investments	18,913,972	10,901,861	9,776,459	15,136,666	2,434,088	12,908,956

Net Realized and Unrealized Gain (Loss) on Investments	20,359,674	11,798,736	10,636,909	19,921,409	3,531,278	20,927,902

Net Increase (Decrease) in Net Assets Resulting from Operations	$19,380,076	$11,226,142	$11,502,910	$19,726,314	$3,521,353	$21,510,065

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-94

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/MODERATE GROWTH STRATEGY*	EQ/MODERATE- PLUS ALLOCATION*	EQ/MONEY MARKET*	EQ/OPPENHEIMER GLOBAL*	EQ/PIMCO GLOBAL REAL RETURN*	EQ/PIMCO REAL RETURN*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$92,179,280	$1,032,028	$2,005,247	$292,744	$984,830	$901,049
Expenses:
Asset-based charges	86,381,615	809,067	1,773,620	1,142,222	348,601	686,153

Net Investment Income (Loss)	5,797,665	222,961	231,627	(849,478)	636,229	214,896

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	127,814,260	686,209	70	3,515,737	129,352	411,565
Net realized gain distribution from the Portfolios	142,713,692	4,054,670	7,210	—	14,324	496,361

Net realized gain (loss)	270,527,952	4,740,879	7,280	3,515,737	143,676	907,926

Net change in unrealized appreciation (depreciation) of investments	638,872,875	5,699,285	(5,324)	18,274,298	863,958	2,072,764

Net Realized and Unrealized Gain (Loss) on Investments	909,400,827	10,440,164	1,956	21,790,035	1,007,634	2,980,690

Net Increase (Decrease) in Net Assets Resulting from Operations	$915,198,492	$10,663,125	$233,583	$20,940,557	$1,643,863	$3,195,586

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-95

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/PIMCO TOTAL RETURN*	EQ/PIMCO ULTRA SHORT BOND*	EQ/QUALITY BOND PLUS*	EQ/SCIENCE AND TECHNOLOGY*	EQ/SMALL COMPANY INDEX*	EQ/T. ROWE PRICE GROWTH STOCK*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$3,815,418	$983,072	$395,928	$11,214	$719,512	$—
Expenses:
Asset-based charges	2,421,051	556,179	362,982	1,337,501	862,968	3,604,970

Net Investment Income (Loss)	1,394,367	426,893	32,946	(1,326,287)	(143,456)	(3,604,970)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	1,276,165	46,644	142,083	1,649,141	(1,311,481)	9,668,469
Net realized gain distribution from the Portfolios	4,311,517	—	—	2,231,857	4,127,073	6,564,489

Net realized gain (loss)	5,587,682	46,644	142,083	3,880,998	2,815,592	16,232,958

Net change in unrealized appreciation (depreciation) of investments	4,900,059	44,890	858,642	32,253,557	10,754,503	52,571,064

Net Realized and Unrealized Gain (Loss) on Investments	10,487,741	91,534	1,000,725	36,134,555	13,570,095	68,804,022

Net Increase (Decrease) in Net Assets Resulting from Operations	$11,882,108	$518,427	$1,033,671	$34,808,268	$13,426,639	$65,199,052

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-96

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	EQ/T. ROWE PRICE HEALTH SCIENCES*	EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY*	EQ/UBS GROWTH & INCOME*	EQ/ULTRA CONSERVATIVE STRATEGY*	EQ/WELLINGTON ENERGY*	FEDERATED HIGH INCOME BOND FUND II
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$281,141	$31,752	$5,672,698	$199,911	$1,299,240
Expenses:
Asset-based charges	2,193,704	227,638	102,397	9,038,415	300,675	280,811

Net Investment Income (Loss)	(2,193,704)	53,503	(70,645)	(3,365,717)	(100,764)	1,018,429

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	581,872	315,289	79,764	23,844,794	(1,779,589)	(79,820)
Net realized gain distribution from the Portfolios	—	994,730	177,912	8,237,667	—	—

Net realized gain (loss)	581,872	1,310,019	257,676	32,082,461	(1,779,589)	(79,820)

Net change in unrealized appreciation (depreciation) of investments	39,429,274	1,281,699	1,764,120	1,996,847	1,866,515	1,796,474

Net Realized and Unrealized Gain (Loss) on Investments	40,011,146	2,591,718	2,021,796	34,079,308	86,926	1,716,654

Net Increase (Decrease) in Net Assets Resulting from Operations	$37,817,442	$2,645,221	$1,951,151	$30,713,591	$(13,838)	$2,735,083

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-97

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	FEDERATED KAUFMANN FUND II	FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	FIDELITY® VIP FREEDOM 2015 PORTFOLIO	FIDELITY® VIP FREEDOM 2020 PORTFOLIO	FIDELITY® VIP FREEDOM 2025 PORTFOLIO	FIDELITY® VIP FREEDOM 2030 PORTFOLIO
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$8,421	$10,194	$22,928	$26,843	$18,811
Expenses:
Asset-based charges	202,599	9,088	7,211	19,770	21,512	13,950

Net Investment Income (Loss)	(202,599)	(667)	2,983	3,158	5,331	4,861

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	641,432	(8,965)	4,535	15,466	40,397	27,546
Net realized gain distribution from the Portfolios	1,465,819	34,798	33,144	79,002	44,326	34,408

Net realized gain (loss)	2,107,251	25,833	37,679	94,468	84,723	61,954

Net change in unrealized appreciation (depreciation) of investments	2,462,894	94,442	31,113	132,303	189,148	119,759

Net Realized and Unrealized Gain (Loss) on Investments	4,570,145	120,275	68,792	226,771	273,871	181,713

Net Increase (Decrease) in Net Assets Resulting from Operations	$4,367,546	$119,608	$71,775	$229,929	$279,202	$186,574

The accompanying notes are an integral part of these financial statements.

FSA-98

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	FIDELITY® VIP MID CAP PORTFOLIO	FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	FRANKLIN ALLOCATION VIP FUND	FRANKLIN INCOME VIP FUND
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$562,547	$4,598,930	$133,328	$913,333	$1,144,949	$5,315,973
Expenses:
Asset-based charges	1,105,258	1,832,617	65,293	736,524	406,035	1,302,402

Net Investment Income (Loss)	(542,711)	2,766,313	68,035	176,809	738,914	4,013,571

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(1,468,675)	(54,283)	42,990	1,039,609	106,590	(89,704)
Net realized gain distribution from the Portfolios	8,984,459	1,088,883	2,934	2,072,417	2,110,785	1,606,684

Net realized gain (loss)	7,515,784	1,034,600	45,924	3,112,026	2,217,375	1,516,980

Net change in unrealized appreciation (depreciation) of investments	8,659,615	8,088,467	549,744	6,163,161	1,749,883	7,452,162

Net Realized and Unrealized Gain (Loss) on Investments	16,175,399	9,123,067	595,668	9,275,187	3,967,258	8,969,142

Net Increase (Decrease) in Net Assets Resulting from Operations	$15,632,688	$11,889,380	$663,703	$9,451,996	$4,706,172	$12,982,713

The accompanying notes are an integral part of these financial statements.

FSA-99

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	FRANKLIN MUTUAL SHARES VIP FUND	GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	HARTFORD CAPITAL APPRECIATION HLS FUND	HARTFORD GROWTH OPPORTUNITIES HLS FUND	INVESCO V.I. AMERICAN FRANCHISE FUND
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$216,948	$24,520	$14,386	$185,718	$—	$—
Expenses:
Asset-based charges	160,491	33,276	8,786	254,297	606,561	8,003

Net Investment Income (Loss)	56,457	(8,756)	5,600	(68,579)	(606,561)	(8,003)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(62,452)	(102,186)	7,138	104,920	718,067	17,942
Net realized gain distribution from the Portfolios	1,160,030	—	—	2,195,562	9,866,814	78,283

Net realized gain (loss)	1,097,578	(102,186)	7,138	2,300,482	10,584,881	96,225

Net change in unrealized appreciation (depreciation) of investments	1,095,408	313,178	8,963	2,549,666	551,157	77,956

Net Realized and Unrealized Gain (Loss) on Investments	2,192,986	210,992	16,101	4,850,148	11,136,038	174,181

Net Increase (Decrease) in Net Assets Resulting from Operations	$2,249,443	$202,236	$21,701	$4,781,569	$10,529,477	$166,178

The accompanying notes are an integral part of these financial statements.

FSA-100

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	INVESCO V.I. BALANCED-RISK ALLOCATION FUND	INVESCO V.I. DIVERSIFIED DIVIDEND FUND	INVESCO V.I. EQUITY AND INCOME FUND	INVESCO V.I. HEALTH CARE FUND	INVESCO V.I. HIGH YIELD FUND	INVESCO V.I. MID CAP CORE EQUITY FUND
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$1,772,031	$418,117	$—	$2,603,635	$25,916
Expenses:
Asset-based charges	129,087	939,264	234,981	73,729	585,774	164,142

Net Investment Income (Loss)	(129,087)	832,767	183,136	(73,729)	2,017,861	(138,226)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(156,860)	1,070,790	80,761	(286,407)	(168,567)	(319,083)
Net realized gain distribution from the Portfolios	—	3,604,825	1,303,226	170,676	—	1,329,647

Net realized gain (loss)	(156,860)	4,675,615	1,383,987	(115,731)	(168,567)	1,010,564

Net change in unrealized appreciation (depreciation) of investments	1,653,947	8,241,217	1,313,096	1,947,575	2,808,188	1,607,148

Net Realized and Unrealized Gain (Loss) on Investments	1,497,087	12,916,832	2,697,083	1,831,844	2,639,621	2,617,712

Net Increase (Decrease) in Net Assets Resulting from Operations	$1,368,000	$13,749,599	$2,880,219	$1,758,115	$4,657,482	$2,479,486

The accompanying notes are an integral part of these financial statements.

FSA-101

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	INVESCO V.I. SMALL CAP EQUITY FUND	IVY VIP ASSET STRATEGY	IVY VIP GLOBAL EQUITY INCOME	IVY VIP HIGH INCOME	IVY VIP NATURAL RESOURCES	IVY VIP SMALL CAP GROWTH
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$702,855	$370,237	$8,306,277	$69,280	$—
Expenses:
Asset-based charges	270,630	476,209	184,501	1,788,572	98,867	483,390

Net Investment Income (Loss)	(270,630)	226,646	185,736	6,517,705	(29,587)	(483,390)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(779,232)	(1,236,436)	(1,056,974)	(2,401,202)	(535,376)	(2,234,171)
Net realized gain distribution from the Portfolios	2,696,966	1,341,899	3,403,202	—	—	2,599,788

Net realized gain (loss)	1,917,734	105,463	2,346,228	(2,401,202)	(535,376)	365,617

Net change in unrealized appreciation (depreciation) of investments	2,714,177	5,851,531	(69,454)	7,384,258	1,110,788	6,750,796

Net Realized and Unrealized Gain (Loss) on Investments	4,631,911	5,956,994	2,276,774	4,983,056	575,412	7,116,413

Net Increase (Decrease) in Net Assets Resulting from Operations.	$4,361,281	$6,183,640	$2,462,510	$11,500,761	$545,825	$6,633,023

The accompanying notes are an integral part of these financial statements.

FSA-102

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	JANUS HENDERSON BALANCED PORTFOLIO	JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO	LORD ABBETT SERIES FUND - BOND DEBENTURE PORTFOLIO
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$2,026,665	$840,026	$254,411	$484,827	$701,094	$5,835,297
Expenses:
Asset-based charges	1,354,772	334,245	164,396	278,962	281,536	1,882,306

Net Investment Income (Loss)	671,893	505,781	90,015	205,865	419,558	3,952,991

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	1,410,192	(73,403)	461,324	382,782	252,059	92,941
Net realized gain distribution from the Portfolios	2,917,717	—	560,167	—	59,009	—

Net realized gain (loss)	4,327,909	(73,403)	1,021,491	382,782	311,068	92,941

Net change in unrealized appreciation (depreciation) of investments	15,928,111	1,767,235	2,089,257	2,656,579	1,944,818	11,422,696

Net Realized and Unrealized Gain (Loss) on Investments	20,256,020	1,693,832	3,110,748	3,039,361	2,255,886	11,515,637

Net Increase (Decrease) in Net Assets Resulting from Operations	$20,927,913	$2,199,613	$3,200,763	$3,245,226	$2,675,444	$15,468,628

The accompanying notes are an integral part of these financial statements.

FSA-103

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	LORD ABBETT SERIES FUND - GROWTH OPPORTUNITIES PORTFOLIO	MFS® INVESTORS TRUST SERIES	MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	MFS® RESEARCH SERIES	MFS® VALUE SERIES	MULTIMANAGER AGGRESSIVE EQUITY*
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$68,235	$55,212	$16,744	$613,153	$150,986
Expenses:
Asset-based charges	69,082	183,123	229,202	32,267	354,572	271,873

Net Investment Income (Loss)	(69,082)	(114,888)	(173,990)	(15,523)	258,581	(120,887)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(27,067)	261,281	416,013	16,391	103,774	1,006,044
Net realized gain distribution from the Portfolios	436,416	830,608	1,274,666	292,935	1,473,277	1,698,223

Net realized gain (loss)	409,349	1,091,889	1,690,679	309,326	1,577,051	2,704,267

Net change in unrealized appreciation (depreciation) of investments	1,023,250	2,491,255	3,550,330	450,515	5,643,365	2,408,380

Net Realized and Unrealized Gain (Loss) on Investments	1,432,599	3,583,144	5,241,009	759,841	7,220,416	5,112,647

Net Increase (Decrease) in Net Assets Resulting from Operations	$1,363,517	$3,468,256	$5,067,019	$744,318	$7,478,997	$4,991,760

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-104

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	MULTIMANAGER CORE BOND*	MULTIMANAGER MID CAP GROWTH*	MULTIMANAGER MID CAP VALUE*	MULTIMANAGER TECHNOLOGY*	NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$2,195,848	$—	$147,570	$98,854	$6,413	$4,451
Expenses:
Asset-based charges	1,503,089	321,940	152,899	805,504	51,957	35,718

Net Investment Income (Loss)	692,759	(321,940)	(5,329)	(706,650)	(45,544)	(31,267)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(326,133)	(1,618,838)	301,100	3,080,743	48,523	9,106
Net realized gain distribution from the Portfolios	849,195	1,804,142	807,575	5,994,891	172,656	—

Net realized gain (loss)	523,062	185,304	1,108,675	9,075,634	221,179	9,106

Net change in unrealized appreciation (depreciation) of investments	4,618,795	6,611,769	1,008,558	9,809,083	750,061	380,140

Net Realized and Unrealized Gain (Loss) on Investments	5,141,857	6,797,073	2,117,233	18,884,717	971,240	389,246

Net Increase (Decrease) in Net Assets Resulting from Operations	$5,834,616	$6,475,133	$2,111,904	$18,178,067	$925,696	$357,979

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-105

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	PIMCO EMERGING MARKETS BOND PORTFOLIO	PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	PIMCO INCOME PORTFOLIO	PROFUND VP BEAR
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$696,918	$762,003	$108,782	$49,572	$171,548	$119
Expenses:
Asset-based charges	223,905	242,147	53,869	27,791	60,971	1,371

Net Investment Income (Loss)	473,013	519,856	54,913	21,781	110,577	(1,252)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	(2,098,162)	(197,026)	(37,592)	2,733	11,726	(61,744)

Net realized gain (loss)	(2,098,162)	(197,026)	(37,592)	2,733	11,726	(61,744)

Net change in unrealized appreciation (depreciation) of investments	3,114,277	1,848,871	198,897	267,741	163,758	30,242

Net Realized and Unrealized Gain (Loss) on Investments	1,016,115	1,651,845	161,305	270,474	175,484	(31,502)

Net Increase (Decrease) in Net Assets Resulting from Operations	$1,489,128	$2,171,701	$216,218	$292,255	$286,061	$(32,754)

The accompanying notes are an integral part of these financial statements.

FSA-106

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	PROFUND VP BIOTECHNOLOGY	PUTNAM VT DIVERSIFIED INCOME FUND	PUTNAM VT GLOBAL ASSET ALLOCATION FUND	PUTNAM VT MULTI- ASSET ABSOLUTE RETURN FUND	PUTNAM VT RESEARCH FUND	QS LEGG MASON DYNAMIC MULTI- STRATEGY VIT PORTFOLIO
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$—	$736,624	$65,110	$—	$15,149	$82,318
Expenses:
Asset-based charges	575,017	302,219	51,881	30,799	15,935	48,954

Net Investment Income (Loss)	(575,017)	434,405	13,229	(30,799)	(786)	33,364

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	361,652	5,202	(3,943)	(37,585)	21,601	(3,111)
Net realized gain distribution from the Portfolios	160,668	—	138,629	—	143,916	—

Net realized gain (loss)	522,320	5,202	134,686	(37,585)	165,517	(3,111)

Net change in unrealized appreciation (depreciation) of investments	5,622,015	1,763,010	504,554	161,987	235,941	458,502

Net Realized and Unrealized Gain (Loss) on Investments	6,144,335	1,768,212	639,240	124,402	401,458	455,391

Net Increase (Decrease) in Net Assets Resulting from Operations	$5,569,318	$2,202,617	$652,469	$93,603	$400,672	$488,755

The accompanying notes are an integral part of these financial statements.

FSA-107

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	SEI VP BALANCED STRATEGY FUND	SEI VP CONSERVATIVE STRATEGY FUND	SEI VP MARKET GROWTH STRATEGY FUND	SEI VP MARKET PLUS STRATEGY FUND	SEI VP MODERATE STRATEGY FUND	T. ROWE PRICE EQUITY INCOME PORTFOLIO
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$223,541	$239,890	$180,449	$50,524	$243,575	$290,040
Expenses:
Asset-based charges	96,863	132,504	81,737	27,287	102,448	154,090

Net Investment Income (Loss)	126,678	107,386	98,712	23,237	141,127	135,950

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	184,643	976	48,876	157,614	53,208	(166,222)
Net realized gain distribution from the Portfolios	119,200	124,198	132,432	77,972	233,468	971,293

Net realized gain (loss)	303,843	125,174	181,308	235,586	286,676	805,071

Net change in unrealized appreciation (depreciation) of investments	757,199	583,490	816,288	178,612	585,964	1,990,070

Net Realized and Unrealized Gain (Loss) on Investments	1,061,042	708,664	997,596	414,198	872,640	2,795,141

Net Increase (Decrease) in Net Assets Resulting from Operations.	$1,187,720	$816,050	$1,096,308	$437,435	$1,013,767	$2,931,091

The accompanying notes are an integral part of these financial statements.

FSA-108

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2019

	TEMPLETON DEVELOPING MARKETS VIP FUND	TEMPLETON FOREIGN VIP FUND	TEMPLETON GLOBAL BOND VIP FUND	TEMPLETON GROWTH VIP FUND	VANECK VIP GLOBAL HARD ASSETS FUND	VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND
Income and Expenses:
Investment Income:
Dividends from the Portfolios	$123,509	$109,242	$9,192,477	$35,498	$—	$3,432
Expenses:
Asset-based charges	175,292	88,560	1,757,400	18,175	229,123	11,571

Net Investment Income (Loss)	(51,783)	20,682	7,435,077	17,323	(229,123)	(8,139)

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) on investments	570,145	(270,098)	(2,272,527)	(80,859)	(1,425,318)	18,497
Net realized gain distribution from the Portfolios	—	65,205	—	243,855	—	—

Net realized gain (loss)	570,145	(204,893)	(2,272,527)	162,996	(1,425,318)	18,497

Net change in unrealized appreciation (depreciation) of investments	2,247,743	830,590	(4,304,971)	(9,549)	3,251,343	94,993

Net Realized and Unrealized Gain (Loss) on Investments	2,817,888	625,697	(6,577,498)	153,447	1,826,025	113,490

Net Increase (Decrease) in Net Assets Resulting from Operations.	$2,766,105	$646,379	$857,579	$170,770	$1,596,902	$105,351

The accompanying notes are an integral part of these financial statements.

FSA-109

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	1290 VT CONVERTIBLE SECURITIES*		1290 VT DOUBLELINE DYNAMIC ALLOCATION*		1290 VT DOUBLELINE OPPORTUNISTIC BOND*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$538,705	$291,323	$122,641	$40,254	$535,084	$432,524
Net realized gain (loss)	254,945	372,737	639,663	403,451	53,893	(20,096)
Net change in unrealized appreciation (depreciation) of investments	2,116,056	(1,274,663)	1,746,952	(1,321,450)	1,143,763	(867,012)

Net increase (decrease) in net assets resulting from operations	2,909,706	(610,603)	2,509,256	(877,745)	1,732,740	(454,584)

From Contractowners Transactions:
Payments received from contractowners	406,636	895,263	1,346,140	331,510	4,973,519	3,856,237
Transfers between Variable Investment Options including guaranteed interest account, net	(216,071)	671,473	83,654	(289,194)	1,747,516	1,003,393
Redemptions for contract benefits and terminations	(293,563)	(151,201)	(1,056,554)	(800,134)	(2,127,928)	(1,277,147)
Contract maintenance charges	(113)	(21)	(3,715)	(4,065)	(1,797)	(1,116)

Net increase (decrease) in net assets resulting from contractowners transactions	(103,111)	1,415,514	369,525	(761,883)	4,591,310	3,581,367

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	—	178	87

Net Increase (Decrease) in Net Assets	2,806,595	804,911	2,878,781	(1,639,628)	6,324,228	3,126,870
Net Assets — Beginning of Year or Period	12,331,686	11,526,775	15,267,469	16,907,097	24,047,725	20,920,855

Net Assets — End of Year or Period	$15,138,281	$12,331,686	$18,146,250	$15,267,469	$30,371,953	$24,047,725

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-110

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	1290 VT ENERGY*		1290 VT EQUITY INCOME*		1290 VT GAMCO MERGERS & ACQUISITIONS*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$63,636	$53,833	$236,592	$167,453	$496,256	$20,972
Net realized gain (loss)	(99,261)	45,232	(2,786,944)	7,190,987	118,789	444,132
Net change in unrealized appreciation (depreciation) of investments	402,821	(1,220,664)	8,186,767	(11,336,900)	613,735	(1,607,737)

Net increase (decrease) in net assets resulting from operations	367,196	(1,121,599)	5,636,415	(3,978,460)	1,228,780	(1,142,633)

From Contractowners Transactions:
Payments received from contractowners	321,201	430,258	1,062,669	1,255,947	1,190,616	1,551,164
Transfers between Variable Investment Options including guaranteed interest account, net	71,324	(153,920)	(840,059)	(2,413,341)	32,141	43,580
Redemptions for contract benefits and terminations	(309,589)	(101,334)	(2,891,615)	(2,712,954)	(1,678,579)	(1,243,464)
Contract maintenance charges	(313)	(187)	(129,404)	(155,299)	(1,756)	(1,599)

Net increase (decrease) in net assets resulting from contractowners transactions	82,623	174,817	(2,798,409)	(4,025,647)	(457,578)	349,681

Net Increase (Decrease) in Net Assets	449,819	(946,782)	2,838,006	(8,004,107)	771,202	(792,952)
Net Assets — Beginning of Year or Period	3,830,357	4,777,139	26,132,043	34,136,150	17,348,004	18,140,956

Net Assets — End of Year or Period	$4,280,176	$3,830,357	$28,970,049	$26,132,043	$18,119,206	$17,348,004

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-111

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	1290 VT GAMCO SMALL COMPANY VALUE*		1290 VT HIGH YIELD BOND*		1290 VT LOW VOLATILITY GLOBAL EQUITY*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(2,104,390)	$(2,396,979)	$741,791	$595,987	$49,269	$47,909
Net realized gain (loss)	12,333,059	20,873,364	(78,545)	(102,812)	155,386	65,314
Net change in unrealized appreciation (depreciation) of investments	42,147,337	(67,731,103)	1,061,021	(1,000,941)	389,062	(261,908)

Net increase (decrease) in net assets resulting from operations	52,376,006	(49,254,718)	1,724,267	(507,766)	593,717	(148,685)

From Contractowners Transactions:
Payments received from contractowners	16,655,465	22,580,724	3,437,069	2,864,847	766,004	543,194
Transfers between Variable Investment Options including guaranteed interest account, net	(3,561,351)	(3,054,405)	2,045,604	(1,168,502)	(593,653)	479,203
Redemptions for contract benefits and terminations	(26,253,113)	(22,529,118)	(1,368,206)	(860,419)	(364,052)	(141,566)
Contract maintenance charges	(37,273)	(36,807)	(1,788)	(1,420)	(87)	(26)

Net increase (decrease) in net assets resulting from contractowners transactions	(13,196,272)	(3,039,606)	4,112,679	834,506	(191,788)	880,805

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	151	14	10	23

Net Increase (Decrease) in Net Assets	39,179,734	(52,294,324)	5,837,097	326,754	401,939	732,143
Net Assets — Beginning of Year or Period	244,624,265	296,918,589	13,910,280	13,583,526	3,252,729	2,520,586

Net Assets — End of Year or Period	$283,803,999	$244,624,265	$19,747,377	$13,910,280	$3,654,668	$3,252,729

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-112

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	1290 VT MICRO CAP*(a)		1290 VT MODERATE GROWTH ALLOCATION*(b)	1290 VT MULTI-ALTERNATIVE STRATEGIES*(a)
	2019	2018	2019	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(3,996)	$(27)	$109,355	$6,281	$91
Net realized gain (loss)	82,959	6,049	161,670	541	—
Net change in unrealized appreciation (depreciation) of investments	4,142	(8,319)	734,909	5,875	(305)

Net increase (decrease) in net assets resulting from operations	83,105	(2,297)	1,005,934	12,697	(214)

From Contractowners Transactions:
Payments received from contractowners	680,356	62,508	16,197,624	340,512	7,260
Transfers between Variable Investment Options including guaranteed interest account, net	70,288	5,800	2,270,127	156,049	7,108
Redemptions for contract benefits and terminations	(10,797)	(48)	(119,216)	(2,447)	—
Contract maintenance charges	(26)	—	(600)	(3)	—

Net increase (decrease) in net assets resulting from contractowners transactions	739,821	68,260	18,347,935	494,111	14,368

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	28	—	676	16	—

Net Increase (Decrease) in Net Assets	822,954	65,963	19,354,545	506,824	14,154
Net Assets — Beginning of Year or Period	65,963	—	—	14,154	—

Net Assets — End of Year or Period	$888,917	$65,963	$19,354,545	$520,978	$14,154

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(b)	Units were made available on February 19, 2019.

FSA-113

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	1290 VT NATURAL RESOURCES*		1290 VT REAL ESTATE*		1290 VT SMALL CAP VALUE*(a)
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$249,781	$88,246	$567,584	$309,920	$4,184	$842
Net realized gain (loss)	12,770	240,149	203,326	(13,417)	65,775	4,094
Net change in unrealized appreciation (depreciation) of investments	281,009	(1,338,957)	1,733,627	(1,182,918)	48,171	(16,455)

Net increase (decrease) in net assets resulting from operations	543,560	(1,010,562)	2,504,537	(886,415)	118,130	(11,519)

From Contractowners Transactions:
Payments received from contractowners	533,759	794,406	1,359,289	883,272	1,109,310	78,743
Transfers between Variable Investment Options including guaranteed interest account, net	560,770	59,371	1,282,578	(520,745)	349,869	40,043
Redemptions for contract benefits and terminations	(390,218)	(307,429)	(1,365,770)	(777,457)	(43,923)	—
Contract maintenance charges	(707)	(684)	(1,690)	(1,455)	(44)	2

Net increase (decrease) in net assets resulting from contractowners transactions	703,604	545,664	1,274,407	(416,385)	1,415,212	118,788

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	20	12	54	(35)	48	—

Net Increase (Decrease) in Net Assets	1,247,184	(464,886)	3,778,998	(1,302,835)	1,533,390	107,269
Net Assets — Beginning of Year or Period	5,819,530	6,284,416	12,114,348	13,417,183	107,269	—

Net Assets — End of Year or Period	$7,066,714	$5,819,530	$15,893,346	$12,114,348	$1,640,659	$107,269

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.

FSA-114

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	1290 VT SMARTBETA EQUITY*		1290 VT SOCIALLY RESPONSIBLE*		7TWELVETM BALANCED PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$209,313	$205,090	$(12,550)	$(1,443)	$(112,244)	$(611,607)
Net realized gain (loss)	414,051	662,129	208,638	190,744	1,883,959	1,153,715
Net change in unrealized appreciation (depreciation) of investments	3,677,635	(1,886,787)	1,771,166	(610,057)	5,290,278	(6,817,104)

Net increase (decrease) in net assets resulting from operations	4,300,999	(1,019,568)	1,967,254	(420,756)	7,061,993	(6,274,996)

From Contractowners Transactions:
Payments received from contractowners	1,492,501	563,418	1,590,627	2,536,820	436,854	2,760,907
Transfers between Variable Investment Options including guaranteed interest account, net	(548,709)	734,825	(8,559)	66,136	(3,227,261)	(4,583,842)
Redemptions for contract benefits and terminations	(184,323)	(219,231)	(154,757)	(300,441)	(5,122,351)	(7,628,668)
Contract maintenance charges	(117)	(43)	(27,266)	(29,158)	(12,202)	(13,749)

Net increase (decrease) in net assets resulting from contractowners transactions	759,352	1,078,969	1,400,045	2,273,357	(7,924,960)	(9,465,352)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	50	28	—	6

Net Increase (Decrease) in Net Assets	5,060,351	59,401	3,367,349	1,852,629	(862,967)	(15,740,342)
Net Assets — Beginning of Year or Period	15,900,130	15,840,729	6,185,165	4,332,536	55,915,561	71,655,903

Net Assets — End of Year or Period	$20,960,481	$15,900,130	$9,552,514	$6,185,165	$55,052,594	$55,915,561

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-115

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	AB VPS BALANCED WEALTH STRATEGY PORTFOLIO**		AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO**		AB VPS GROWTH AND INCOME PORTFOLIO**
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$33,289	$13,673	$(15,977)	$(14,889)	$(9,978)	$(25,113)
Net realized gain (loss)	265,658	386,880	118,089	60,882	1,361,802	744,247
Net change in unrealized appreciation (depreciation) of investments	383,719	(784,401)	295,008	(208,031)	1,087,461	(1,506,333)

Net increase (decrease) in net assets resulting from operations	682,666	(383,848)	397,120	(162,038)	2,439,285	(787,199)

From Contractowners Transactions:
Payments received from contractowners	9,198	123,719	221,501	302,633	3,151,370	4,158,168
Transfers between Variable Investment Options including guaranteed interest account, net	(495,815)	(92,584)	130,490	60,917	1,097,815	1,873,861
Redemptions for contract benefits and terminations	(728,045)	(520,510)	(129,401)	(46,657)	(450,459)	(356,297)
Contract maintenance charges	(669)	(677)	(44)	(27)	(715)	(199)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,215,331)	(490,052)	222,546	316,866	3,798,011	5,675,533

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	18	6	153	133

Net Increase (Decrease) in Net Assets	(532,665)	(873,900)	619,684	154,834	6,237,449	4,888,467
Net Assets — Beginning of Year or Period	4,596,977	5,470,877	1,309,776	1,154,942	9,082,342	4,193,875

Net Assets — End of Year or Period	$4,064,312	$4,596,977	$1,929,460	$1,309,776	$15,319,791	$9,082,342

The accompanying notes are an integral part of these financial statements.

**	Denotes Variable Investment Options that invest in shares of a Portfolio of AB Variable Product Series Fund, Inc., an affiliate of AXA Equitable.

FSA-116

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	AB VPS INTERNATIONAL GROWTH PORTFOLIO**		AB VPS SMALL/MID CAP VALUE PORTFOLIO**		ALL ASSET GROWTH-ALT 20*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(84,979)	$(90,442)	$(41,729)	$(40,586)	$138,093	$180,183
Net realized gain (loss)	435,890	356,989	613,839	508,128	1,862,637	1,730,897
Net change in unrealized appreciation (depreciation) of investments	1,340,149	(2,004,128)	281,817	(1,264,321)	4,609,017	(5,683,919)

Net increase (decrease) in net assets resulting from operations	1,691,060	(1,737,581)	853,927	(796,779)	6,609,747	(3,772,839)

From Contractowners Transactions:
Payments received from contractowners	47,185	413,611	955,297	1,468,094	1,740,927	2,536,289
Transfers between Variable Investment Options including guaranteed interest account, net	(148,873)	(294,180)	293,354	91,918	(1,558,485)	(1,080,259)
Redemptions for contract benefits and terminations	(1,014,474)	(885,487)	(346,688)	(530,283)	(4,193,362)	(2,821,105)
Contract maintenance charges	(1,184)	(1,361)	(651)	(391)	(8,715)	(9,082)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,117,346)	(767,417)	901,312	1,029,338	(4,019,635)	(1,374,157)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	38	13	56	(44)

Net Increase (Decrease) in Net Assets	573,714	(2,504,998)	1,755,277	232,572	2,590,168	(5,147,040)
Net Assets — Beginning of Year or Period	7,139,772	9,644,770	4,259,348	4,026,776	38,901,983	44,049,023

Net Assets — End of Year or Period	$7,713,486	$7,139,772	$6,014,625	$4,259,348	$41,492,151	$38,901,983

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
**	Denotes Variable Investment Options that invest in shares of a Portfolio of AB Variable Product Series Fund, Inc., an affiliate of AXA Equitable.

FSA-117

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO		AMERICAN CENTURY VP INFLATION PROTECTION FUND		AMERICAN CENTURY VP LARGE COMPANY VALUE
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(51,323)	$183,236	$95,619	$129,191	$8,480	$2,075
Net realized gain (loss)	208,836	170,575	(23,065)	(26,620)	66,532	203,572
Net change in unrealized appreciation (depreciation) of investments	1,304,590	(951,854)	522,553	(384,856)	350,798	(382,829)

Net increase (decrease) in net assets resulting from operations	1,462,103	(598,043)	595,107	(282,285)	425,810	(177,182)

From Contractowners Transactions:
Payments received from contractowners	461,414	1,009,531	876,283	1,499,975	8,835	58,747
Transfers between Variable Investment Options including guaranteed interest account, net	(256,157)	273,963	114,133	726,278	120,639	(225,039)
Redemptions for contract benefits and terminations	(281,172)	(143,301)	(733,267)	(366,292)	(244,129)	(351,949)
Contract maintenance charges	(681)	(205)	(568)	(316)	(290)	(286)

Net increase (decrease) in net assets resulting from contractowners transactions	(76,596)	1,139,988	256,581	1,859,645	(114,945)	(518,527)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	12	65	—	—

Net Increase (Decrease) in Net Assets	1,385,507	541,945	851,700	1,577,425	310,865	(695,709)
Net Assets — Beginning of Year or Period	3,843,100	3,301,155	7,905,777	6,328,352	1,681,446	2,377,155

Net Assets — End of Year or Period	$5,228,607	$3,843,100	$8,757,477	$7,905,777	$1,992,311	$1,681,446

The accompanying notes are an integral part of these financial statements.

FSA-118

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM		AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM		AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$561,536	$314,593	$389,978	$257,435	$(20,137)	$(62,372)
Net realized gain (loss)	4,856,458	3,409,940	664	(402,308)	980,034	1,115,121
Net change in unrealized appreciation (depreciation) of investments	9,260,698	(8,269,025)	2,179,872	(836,947)	2,907,129	(2,518,363)

Net increase (decrease) in net assets resulting from operations	14,678,692	(4,544,492)	2,570,514	(981,820)	3,867,026	(1,465,614)

From Contractowners Transactions:
Payments received from contractowners	17,387,279	24,017,620	2,330,025	2,247,463	3,655,508	3,555,861
Transfers between Variable Investment Options including guaranteed interest account, net	291,027	3,588,651	1,877,146	(4,398,144)	131,900	1,225,234
Redemptions for contract benefits and terminations	(4,720,916)	(3,911,118)	(3,177,755)	(2,989,167)	(1,280,210)	(304,517)
Contract maintenance charges	(1,960)	(835)	(4,289)	(4,232)	(750)	(286)

Net increase (decrease) in net assets resulting from contractowners transactions	12,955,430	23,694,318	1,025,127	(5,144,080)	2,506,448	4,476,292

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	365	772	—	—	79	331

Net Increase (Decrease) in Net Assets	27,634,487	19,150,598	3,595,641	(6,125,900)	6,373,553	3,011,009
Net Assets — Beginning of Year or Period	70,115,229	50,964,631	34,807,136	40,933,036	10,929,067	7,918,058

Net Assets — End of Year or Period	$97,749,716	$70,115,229	$38,402,777	$34,807,136	$17,302,620	$10,929,067

The accompanying notes are an integral part of these financial statements.

FSA-119

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM		AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM		AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(265,676)	$(243,078)	$113,980	$58,115	$107,147	$73,174
Net realized gain (loss)	857,250	652,686	2,572,664	1,090,658	191,063	30,131
Net change in unrealized appreciation (depreciation) of investments	4,394,666	(2,737,082)	2,363,034	(2,215,869)	1,246,347	(1,023,541)

Net increase (decrease) in net assets resulting from operations	4,986,240	(2,327,474)	5,049,678	(1,067,096)	1,544,557	(920,236)

From Contractowners Transactions:
Payments received from contractowners	1,567,839	2,099,600	5,653,140	8,401,754	1,892,315	2,077,252
Transfers between Variable Investment Options including guaranteed interest account, net	(229,625)	1,488,597	262,873	662,548	(86,963)	348,955
Redemptions for contract benefits and terminations	(1,354,748)	(1,070,161)	(1,119,736)	(811,858)	(476,316)	(197,245)
Contract maintenance charges	(2,213)	(1,977)	(1,160)	(363)	(597)	(294)

Net increase (decrease) in net assets resulting from contractowners transactions	(18,747)	2,516,059	4,795,117	8,252,081	1,328,439	2,228,668

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	608	330	55	66

Net Increase (Decrease) in Net Assets	4,967,493	188,585	9,845,403	7,185,315	2,873,051	1,308,498
Net Assets — Beginning of Year or Period	16,863,683	16,675,098	19,140,454	11,955,139	6,876,521	5,568,023

Net Assets — End of Year or Period	$21,831,176	$16,863,683	$28,985,857	$19,140,454	$9,749,572	$6,876,521

The accompanying notes are an integral part of these financial statements.

FSA-120

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM		AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®		BLACKROCK GLOBAL ALLOCATION V.I. FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$59,961	$(6,874)	$(341,182)	$(360,073)	$(113,748)	$(608,170)
Net realized gain (loss)	319,005	422,835	3,297,588	1,886,848	3,077,123	5,397,833
Net change in unrealized appreciation (depreciation) of investments	645,380	(849,664)	11,161,347	(10,663,729)	13,023,271	(15,128,981)

Net increase (decrease) in net assets resulting from operations	1,024,346	(433,703)	14,117,753	(9,136,954)	15,986,646	(10,339,318)

From Contractowners Transactions:
Payments received from contractowners	222,398	123,978	6,274,425	7,113,352	4,600,372	10,033,326
Transfers between Variable Investment Options including guaranteed interest account, net	197,064	(355,128)	(172,008)	3,309,981	(4,330,851)	(6,106,720)
Redemptions for contract benefits and terminations	(704,979)	(495,488)	(5,127,418)	(3,157,004)	(13,103,584)	(10,395,266)
Contract maintenance charges	(636)	(626)	(5,711)	(4,931)	(12,198)	(13,038)

Net increase (decrease) in net assets resulting from contractowners transactions	(286,153)	(727,264)	969,288	7,261,398	(12,846,261)	(6,481,698)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	17	133	(22)	10

Net Increase (Decrease) in Net Assets	738,193	(1,160,967)	15,087,058	(1,875,423)	3,140,363	(16,821,006)
Net Assets — Beginning of Year or Period	6,444,818	7,605,785	51,491,821	53,367,244	104,286,403	121,107,409

Net Assets — End of Year or Period	$7,183,011	$6,444,818	$66,578,879	$51,491,821	$107,426,766	$104,286,403

The accompanying notes are an integral part of these financial statements.

FSA-121

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND		CHARTERSM AGGRESSIVE GROWTH*		CHARTERSM CONSERVATIVE*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(819,435)	$(785,447)	$103,085	$16,116	$533,543	$238,718
Net realized gain (loss)	5,305,424	6,967,811	339,951	313,646	929,085	670,964
Net change in unrealized appreciation (depreciation) of investments	10,741,984	(7,690,087)	1,256,985	(1,116,331)	2,170,090	(2,349,128)

Net increase (decrease) in net assets resulting from operations	15,227,973	(1,507,723)	1,700,021	(786,569)	3,632,718	(1,439,446)

From Contractowners Transactions:
Payments received from contractowners	4,439,788	4,117,368	7,295,126	2,660,381	8,923,983	6,447,018
Transfers between Variable Investment Options including guaranteed interest account, net	(6,528,988)	15,359,085	(683,027)	(1,091,147)	2,926,651	(2,146,569)
Redemptions for contract benefits and terminations	(4,665,105)	(5,488,483)	(527,507)	(239,252)	(3,884,688)	(2,314,813)
Contract maintenance charges	(7,437)	(6,847)	(781)	(242)	(1,759)	(1,089)

Net increase (decrease) in net assets resulting from contractowners transactions	(6,761,742)	13,981,123	6,083,811	1,329,740	7,964,187	1,984,547

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	769	186	11	275	40

Net Increase (Decrease) in Net Assets	8,466,231	12,474,169	7,784,018	543,182	11,597,180	545,141
Net Assets — Beginning of Year or Period	55,832,773	43,358,604	6,961,601	6,418,419	31,599,388	31,054,247

Net Assets — End of Year or Period	$64,299,004	$55,832,773	$14,745,619	$6,961,601	$43,196,568	$31,599,388

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-122

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	CHARTERSM GROWTH*		CHARTERSM MODERATE*		CHARTERSM MODERATE GROWTH*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$196,591	$55,558	$387,584	$224,402	$236,456	$157,217
Net realized gain (loss)	646,355	362,987	1,042,979	646,975	1,099,034	890,058
Net change in unrealized appreciation (depreciation) of investments	2,187,719	(1,814,094)	3,037,810	(2,949,894)	3,125,018	(3,225,113)

Net increase (decrease) in net assets resulting from operations	3,030,665	(1,395,549)	4,468,373	(2,078,517)	4,460,508	(2,177,838)

From Contractowners Transactions:
Payments received from contractowners	11,112,156	3,052,621	7,839,639	4,135,871	5,327,233	8,907,413
Transfers between Variable Investment Options including guaranteed interest account, net	(651,677)	26,754	(305,717)	(326,524)	(253,554)	(298,277)
Redemptions for contract benefits and terminations	(1,246,573)	(310,902)	(4,383,725)	(2,682,936)	(2,606,633)	(2,403,526)
Contract maintenance charges	(974)	(503)	(2,894)	(1,661)	(2,657)	(1,691)

Net increase (decrease) in net assets resulting from contractowners transactions	9,212,932	2,767,970	3,147,303	1,124,750	2,464,389	6,203,919

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	269	—	79	27	78	189

Net Increase (Decrease) in Net Assets	12,243,866	1,372,421	7,615,755	(953,740)	6,924,975	4,026,270
Net Assets — Beginning of Year or Period	14,854,879	13,482,458	32,550,291	33,504,031	28,269,983	24,243,713

Net Assets — End of Year or Period	$27,098,745	$14,854,879	$40,166,046	$32,550,291	$35,194,958	$28,269,983

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-123

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	CHARTERSM MULTI-SECTOR BOND*		CHARTERSM SMALL CAP GROWTH*		CHARTERSM SMALL CAP VALUE*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$9,147	$10,247	$59,005	$236,450	$(124,468)	$(76,641)
Net realized gain (loss)	(9,887)	(31,766)	1,584,023	1,697,980	569,442	1,208,340
Net change in unrealized appreciation (depreciation) of investments	81,912	(13,855)	1,163,407	(2,584,164)	2,465,083	(3,564,964)

Net increase (decrease) in net assets resulting from operations	81,172	(35,374)	2,806,435	(649,734)	2,910,057	(2,433,265)

From Contractowners Transactions:
Payments received from contractowners	16,970	30,478	519,227	447,796	672,515	1,015,346
Transfers between Variable Investment Options including guaranteed interest account, net	235,066	(171,042)	262,854	(156,361)	(3,465,457)	4,062,630
Redemptions for contract benefits and terminations	(261,722)	(143,153)	(736,981)	(581,096)	(1,047,341)	(1,589,394)
Contract maintenance charges	(35,252)	(38,541)	(185,387)	(187,517)	(180,449)	(195,521)

Net increase (decrease) in net assets resulting from contractowners transactions	(44,938)	(322,258)	(140,287)	(477,178)	(4,020,732)	3,293,061

Net Increase (Decrease) in Net Assets	36,234	(357,632)	2,666,148	(1,126,912)	(1,110,675)	859,796
Net Assets — Beginning of Year or Period	1,441,065	1,798,697	8,820,478	9,947,390	14,643,414	13,783,618

Net Assets — End of Year or Period	$1,477,299	$1,441,065	$11,486,626	$8,820,478	$13,532,739	$14,643,414

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-124

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO		CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO		CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(291,847)	$(518,846)	$(9,432)	$(22,385)	$68,672	$43,893
Net realized gain (loss)	(159,789)	2,846,256	1,408,350	819,068	4,201,026	2,802,243
Net change in unrealized appreciation (depreciation) of investments	10,887,979	(7,314,313)	2,566,382	(1,281,829)	5,477,459	(4,741,080)

Net increase (decrease) in net assets resulting from operations	10,436,343	(4,986,903)	3,965,300	(485,146)	9,747,157	(1,894,944)

From Contractowners Transactions:
Payments received from contractowners	1,884,243	4,102,816	1,897,513	2,427,138	5,886,077	5,070,622
Transfers between Variable Investment Options including guaranteed interest account, net	(2,007,852)	(3,762,387)	201,503	(276,221)	1,188,908	(454,724)
Redemptions for contract benefits and terminations	(3,522,141)	(2,387,037)	(809,621)	(725,572)	(1,960,854)	(1,394,504)
Contract maintenance charges	(7,695)	(7,687)	(2,215)	(2,091)	(3,397)	(3,054)

Net increase (decrease) in net assets resulting from contractowners transactions	(3,653,445)	(2,054,295)	1,287,180	1,423,254	5,110,734	3,218,340

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	61	53	195	421

Net Increase (Decrease) in Net Assets	6,782,898	(7,041,198)	5,252,541	938,161	14,858,086	1,323,817
Net Assets — Beginning of Year or Period	46,680,002	53,721,200	13,830,702	12,892,541	31,532,085	30,208,268

Net Assets — End of Year or Period	$53,462,900	$46,680,002	$19,083,243	$13,830,702	$46,390,171	$31,532,085

The accompanying notes are an integral part of these financial statements.

FSA-125

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	CLEARBRIDGE VARIABLE MID CAP PORTFOLIO		DELAWARE VIP® DIVERSIFIED INCOME SERIES		DELAWARE VIP® EMERGING MARKETS SERIES
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(51,860)	$(56,559)	$263,424	$309,691	$(41,975)	$69,281
Net realized gain (loss)	83,512	92,498	(72,704)	(116,924)	67,763	89,749
Net change in unrealized appreciation (depreciation) of investments	1,312,327	(724,029)	1,461,867	(809,779)	1,060,213	(947,582)

Net increase (decrease) in net assets resulting from operations	1,343,979	(688,090)	1,652,587	(617,012)	1,086,001	(788,552)

From Contractowners Transactions:
Payments received from contractowners	432,072	478,997	2,727,155	2,458,099	1,232,822	1,485,169
Transfers between Variable Investment Options including guaranteed interest account, net	(73,263)	(9,325)	1,334,345	103,566	676,215	610,371
Redemptions for contract benefits and terminations	(192,922)	(118,925)	(1,400,868)	(950,696)	(395,880)	(120,733)
Contract maintenance charges	(861)	(849)	(903)	(555)	(259)	(75)

Net increase (decrease) in net assets resulting from contractowners transactions	165,026	349,898	2,659,729	1,610,414	1,512,898	1,974,732

Net Increase (Decrease) in Net Assets	1,509,005	(338,192)	4,312,316	993,402	2,598,899	1,186,180
Net Assets — Beginning of Year or Period	4,270,473	4,608,665	18,330,585	17,337,183	4,378,718	3,192,538

Net Assets — End of Year or Period	$5,779,478	$4,270,473	$22,642,901	$18,330,585	$6,977,617	$4,378,718

The accompanying notes are an integral part of these financial statements.

FSA-126

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES		EATON VANCE VT FLOATING- RATE INCOME FUND		EQ/400 MANAGED VOLATILITY*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$129,193	$121,084	$1,569,804	$921,575	$(332,619)	$(411,615)
Net realized gain (loss)	(42,171)	(45,050)	(7,741)	176,995	4,233,239	9,725,856
Net change in unrealized appreciation (depreciation) of investments	267,948	(187,009)	1,187,306	(2,008,730)	9,372,053	(18,173,492)

Net increase (decrease) in net assets resulting from operations	354,970	(110,975)	2,749,369	(910,160)	13,272,673	(8,859,251)

From Contractowners Transactions:
Payments received from contractowners	1,677,548	1,486,113	7,843,796	12,990,660	660,236	606,012
Transfers between Variable Investment Options including guaranteed interest account, net	501,375	533,927	(1,620,545)	9,487,925	552,303	(2,327,234)
Redemptions for contract benefits and terminations	(978,144)	(2,233,442)	(3,130,085)	(3,668,393)	(7,413,602)	(8,492,533)
Contract maintenance charges	(616)	(361)	(2,698)	(1,428)	(1,142,394)	(1,243,743)

Net increase (decrease) in net assets resulting from contractowners transactions	1,200,163	(213,763)	3,090,468	18,808,764	(7,343,457)	(11,457,498)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	5,827	—	—

Net Increase (Decrease) in Net Assets	1,555,133	(324,738)	5,839,837	17,904,431	5,929,216	(20,316,749)
Net Assets — Beginning of Year or Period	9,895,997	10,220,735	46,226,482	28,322,051	58,913,887	79,230,636

Net Assets — End of Year or Period	$11,451,130	$9,895,997	$52,066,319	$46,226,482	$64,843,103	$58,913,887

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-127

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/500 MANAGED VOLATILITY*		EQ/2000 MANAGED VOLATILITY*		EQ/AB DYNAMIC AGGRESSIVE GROWTH*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$8,932	$(711,181)	$(375,154)	$(534,696)	$(558,880)	$415,606
Net realized gain (loss)	15,368,314	19,141,427	5,066,911	9,777,517	2,664,797	(8,417)
Net change in unrealized appreciation (depreciation) of investments	22,139,894	(28,666,752)	8,733,415	(17,727,924)	19,663,117	(7,638,567)

Net increase (decrease) in net assets resulting from operations	37,517,140	(10,236,506)	13,425,172	(8,485,103)	21,769,034	(7,231,378)

From Contractowners Transactions:
Payments received from contractowners	1,530,659	1,531,017	256,185	488,998	88,115,253	82,305,930
Transfers between Variable Investment Options including guaranteed interest account, net	(2,799,090)	(6,890,552)	1,999,876	305,166	10,428,021	7,882,724
Redemptions for contract benefits and terminations	(17,660,780)	(21,640,030)	(7,446,889)	(8,701,760)	(2,512,755)	(304,767)
Contract maintenance charges	(2,559,291)	(2,718,931)	(1,177,187)	(1,238,426)	(1,477,420)	(1,790)

Net increase (decrease) in net assets resulting from contractowners transactions	(21,488,502)	(29,718,496)	(6,368,015)	(9,146,022)	94,553,099	89,882,097

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	9	—	—	3,580	3,084

Net Increase (Decrease) in Net Assets	16,028,638	(39,954,993)	7,057,157	(17,631,125)	116,325,713	82,653,803
Net Assets — Beginning of Year or Period	139,888,153	179,843,146	60,107,142	77,738,267	82,653,803	—

Net Assets — End of Year or Period	$155,916,791	$139,888,153	$67,164,299	$60,107,142	$198,979,516	$82,653,803

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-128

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/AB DYNAMIC GROWTH*		EQ/AB DYNAMIC MODERATE GROWTH*		EQ/AB SHORT DURATION GOVERNMENT BOND*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(3,153,103)	$(1,878,529)	$(7,004,721)	$(8,020,196)	$52,250	$9,258
Net realized gain (loss)	8,296,104	5,672,122	112,129,728	73,355,395	16,928	(1,851)
Net change in unrealized appreciation (depreciation) of investments	97,021,852	(56,803,490)	227,205,716	(257,738,267)	(9,757)	(6,905)

Net increase (decrease) in net assets resulting from operations	102,164,853	(53,009,897)	332,330,723	(192,403,068)	59,421	502

From Contractowners Transactions:
Payments received from contractowners	84,753,146	123,625,503	92,783,993	147,748,168	2,033,333	818,300
Transfers between Variable Investment Options including guaranteed interest account, net	8,499,703	21,613,795	100,212,523	(178,884,822)	1,793,154	498,115
Redemptions for contract benefits and terminations	(19,678,845)	(15,985,224)	(181,926,907)	(156,551,989)	(871,397)	(190,051)
Contract maintenance charges	(10,692,236)	(8,405,834)	(44,585,823)	(44,563,951)	(235)	(150)

Net increase (decrease) in net assets resulting from contractowners transactions	62,881,768	120,848,240	(33,516,214)	(232,252,594)	2,954,855	1,126,214

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	1,640	2,203	(60)	(743)	99	35

Net Increase (Decrease) in Net Assets	165,048,261	67,840,546	298,814,449	(424,656,405)	3,014,375	1,126,751
Net Assets — Beginning of Year or Period	602,292,785	534,452,239	2,350,649,320	2,775,305,725	3,171,744	2,044,993

Net Assets — End of Year or Period	$767,341,046	$602,292,785	$2,649,463,769	$2,350,649,320	$6,186,119	$3,171,744

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-129

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/AB SMALL CAP GROWTH*		EQ/AGGRESSIVE ALLOCATION*		EQ/AGGRESSIVE GROWTH STRATEGY*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(930,055)	$(995,851)	$50,666	$77,008	$7,787,932	$(7,027,311)
Net realized gain (loss)	6,356,556	12,664,311	2,698,603	2,116,205	111,238,781	107,644,131
Net change in unrealized appreciation (depreciation) of investments	11,455,012	(18,540,325)	2,825,090	(4,998,411)	610,965,471	(424,381,872)

Net increase (decrease) in net assets resulting from operations	16,881,513	(6,871,865)	5,574,359	(2,805,198)	729,992,184	(323,765,052)

From Contractowners Transactions:
Payments received from contractowners	8,116,769	7,428,557	2,563,114	1,991,599	294,338,308	394,857,257
Transfers between Variable Investment Options including guaranteed interest account, net	(368,356)	(3,745,794)	(828,581)	798,414	124,901,038	8,037,545
Redemptions for contract benefits and terminations	(6,041,010)	(5,074,977)	(3,812,184)	(1,755,770)	(198,772,211)	(165,261,718)
Contract maintenance charges	(301,469)	(320,391)	(4,872)	(4,468)	(63,385,014)	(57,316,513)

Net increase (decrease) in net assets resulting from contractowners transactions	1,405,934	(1,712,605)	(2,082,523)	1,029,775	157,082,121	180,316,571

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	(64)	—	(9)	2,537	4,881

Net Increase (Decrease) in Net Assets	18,287,447	(8,584,534)	3,491,836	(1,775,432)	887,076,842	(143,443,600)
Net Assets — Beginning of Year or Period	65,526,437	74,110,971	25,003,231	26,778,663	3,434,709,808	3,578,153,408

Net Assets — End of Year or Period	$83,813,884	$65,526,437	$28,495,067	$25,003,231	$4,321,786,650	$3,434,709,808

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-130

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/AMERICAN CENTURY MID CAP VALUE*(a)(c)		EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION*(b)	EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION*(b)
	2019	2018	2019	2019
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$708,768	$389,731	$123,218	$65,490
Net realized gain (loss)	652,189	(160,402)	95,952	13,823
Net change in unrealized appreciation (depreciation) of investments	32,349,278	(15,352,879)	1,209,435	354,300

Net increase (decrease) in net assets resulting from operations	33,710,235	(15,123,550)	1,428,605	433,613

From Contractowners Transactions:
Payments received from contractowners	8,864,034	2,237,710	21,863,606	6,169,858
Transfers between Variable Investment Options including guaranteed interest account, net	(1,673,358)	139,751,023	2,359,446	1,879,089
Redemptions for contract benefits and terminations	(11,279,798)	(1,687,735)	(37,649)	(50,608)
Contract maintenance charges	(15,855)	(2,965)	(793)	(311)

Net increase (decrease) in net assets resulting from contractowners transactions	(4,104,977)	140,298,033	24,184,610	7,998,028

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	896	301

Net Increase (Decrease) in Net Assets	29,605,258	125,174,483	25,614,111	8,431,942
Net Assets — Beginning of Year or Period	125,174,483	—	—	—

Net Assets — End of Year or Period	$154,779,741	$125,174,483	$25,614,111	$8,431,942

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(b)	Units were made available on February 19, 2019.
(c)	EQ/American Century Mid Cap Value replaced American Century VP Mid Cap Value Fund due to a substitution on October 22, 2018.

FSA-131

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/BALANCED STRATEGY*		EQ/BLACKROCK BASIC VALUE EQUITY*		EQ/CAPITAL GUARDIAN RESEARCH*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$3,559,814	$(6,558,095)	$752,123	$319,639	$(167,995)	$(180,897)
Net realized gain (loss)	101,676,094	113,272,157	10,626,298	18,705,911	3,147,806	3,476,895
Net change in unrealized appreciation (depreciation) of investments	271,959,481	(270,113,644)	15,778,302	(31,908,681)	1,791,494	(4,283,609)

Net increase (decrease) in net assets resulting from operations	377,195,389	(163,399,582)	27,156,723	(12,883,131)	4,771,305	(987,611)

From Contractowners Transactions:
Payments received from contractowners	133,267,108	155,419,409	7,851,906	8,895,041	172,061	267,576
Transfers between Variable Investment Options including guaranteed interest account, net	119,710,181	(122,650,572)	(2,299,859)	(5,561,375)	(267,613)	(1,134,351)
Redemptions for contract benefits and terminations	(219,743,421)	(176,145,637)	(13,482,924)	(10,506,017)	(2,815,850)	(1,728,948)
Contract maintenance charges	(49,612,373)	(48,717,822)	(18,569)	(18,957)	(106,958)	(110,265)

Net increase (decrease) in net assets resulting from contractowners transactions	(16,378,505)	(192,094,622)	(7,949,446)	(7,191,308)	(3,018,360)	(2,705,988)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(6)	(70)	109	—	—	—

Net Increase (Decrease) in Net Assets	360,816,878	(355,494,274)	19,207,386	(20,074,439)	1,752,945	(3,693,599)
Net Assets — Beginning of Year or Period	2,678,075,515	3,033,569,789	127,546,565	147,621,004	16,253,954	19,947,553

Net Assets — End of Year or Period	$3,038,892,393	$2,678,075,515	$146,753,951	$127,546,565	$18,006,899	$16,253,954

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-132

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/CLEARBRIDGE LARGE CAP GROWTH*		EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY*		EQ/COMMON STOCK INDEX*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(1,123,329)	$(1,033,616)	$(57,360)	$81,402	$135,815	$41,246
Net realized gain (loss)	5,718,073	6,884,149	(673,612)	1,934,591	5,253,195	5,010,128
Net change in unrealized appreciation (depreciation) of investments	16,132,849	(6,408,015)	2,194,127	(2,452,889)	10,934,654	(9,481,433)

Net increase (decrease) in net assets resulting from operations	20,727,593	(557,482)	1,463,155	(436,896)	16,323,664	(4,430,059)

From Contractowners Transactions:
Payments received from contractowners	3,250,779	2,649,373	871,178	930,459	9,622,261	8,746,207
Transfers between Variable Investment Options including guaranteed interest account, net	(1,914,541)	(6,230,755)	300,340	(141,480)	50,290	3,192,766
Redemptions for contract benefits and terminations	(8,736,531)	(6,493,376)	(770,840)	(222,838)	(4,905,211)	(3,240,453)
Contract maintenance charges	(260,463)	(283,012)	(58,748)	(57,426)	(10,481)	(8,469)

Net increase (decrease) in net assets resulting from contractowners transactions	(7,660,756)	(10,357,770)	341,930	508,715	4,756,859	8,690,051

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	—	161	50

Net Increase (Decrease) in Net Assets	13,066,837	(10,915,252)	1,805,085	71,819	21,080,684	4,260,042
Net Assets — Beginning of Year or Period	71,192,658	82,107,910	4,318,862	4,247,043	55,569,955	51,309,913

Net Assets — End of Year or Period	$84,259,495	$71,192,658	$6,123,947	$4,318,862	$76,650,639	$55,569,955

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-133

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/CONSERVATIVE GROWTH STRATEGY*		EQ/CONSERVATIVE STRATEGY*		EQ/CORE BOND INDEX*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$1,598,112	$(3,261,547)	$1,040,312	$(1,709,505)	$1,422,069	$1,231,746
Net realized gain (loss)	37,070,049	51,740,270	8,120,596	17,444,249	(370,941)	(2,424,628)
Net change in unrealized appreciation (depreciation) of investments	105,272,828	(109,365,997)	36,063,707	(33,721,813)	13,032,464	(3,070,592)

Net increase (decrease) in net assets resulting from operations	143,940,989	(60,887,274)	45,224,615	(17,987,069)	14,083,592	(4,263,474)

From Contractowners Transactions:
Payments received from contractowners	78,760,242	82,393,180	34,231,330	33,374,528	14,063,044	10,564,454
Transfers between Variable Investment Options including guaranteed interest account, net	77,117,830	(109,051,923)	125,698,188	(60,019,316)	14,768,800	581,439
Redemptions for contract benefits and terminations	(100,576,154)	(89,871,139)	(103,822,861)	(72,056,557)	(33,051,065)	(36,444,388)
Contract maintenance charges	(21,773,046)	(21,751,992)	(11,437,210)	(11,603,588)	(4,449,384)	(4,734,545)

Net increase (decrease) in net assets resulting from contractowners transactions	33,528,872	(138,281,874)	44,669,447	(110,304,933)	(8,668,605)	(30,033,040)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(6)	(241)	1,255	15	(11)	—

Net Increase (Decrease) in Net Assets	177,469,855	(199,169,389)	89,895,317	(128,291,987)	5,414,976	(34,296,514)
Net Assets — Beginning of Year or Period	1,198,319,544	1,397,488,933	582,463,424	710,755,411	299,414,444	333,710,958

Net Assets — End of Year or Period	$1,375,789,399	$1,198,319,544	$672,358,741	$582,463,424	$304,829,420	$299,414,444

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-134

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/EMERGING MARKETS EQUITY PLUS*		EQ/EQUITY 500 INDEX*		EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP*(a)(d)
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$23,284	$844	$1,201,717	$490,025	$(726,603)	$(59,224)
Net realized gain (loss)	7,859	454,667	19,876,703	17,760,946	928,965	(332,752)
Net change in unrealized appreciation (depreciation) of investments	1,202,235	(1,977,365)	74,403,373	(40,008,106)	42,131,368	(19,533,318)

Net increase (decrease) in net assets resulting from operations	1,233,378	(1,521,854)	95,481,793	(21,757,135)	42,333,730	(19,925,294)

From Contractowners Transactions:
Payments received from contractowners	590,488	1,497,811	46,832,926	38,818,721	4,991,691	1,718,406
Transfers between Variable Investment Options including guaranteed interest account, net	(2,215)	483,631	7,045,043	15,123,642	(6,138,075)	171,640,616
Redemptions for contract benefits and terminations	(653,211)	(533,398)	(27,630,877)	(23,969,181)	(16,788,793)	(2,414,231)
Contract maintenance charges	(974)	(759)	(37,261)	(30,849)	(20,487)	(4,009)

Net increase (decrease) in net assets resulting from contractowners transactions	(65,912)	1,447,285	26,209,831	29,942,333	(17,955,664)	170,940,782

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(5)	33	(26)	21	(8)	—

Net Increase (Decrease) in Net Assets	1,167,461	(74,536)	121,691,598	8,185,219	24,378,058	151,015,488
Net Assets — Beginning of Year or Period	7,441,517	7,516,053	317,618,156	309,432,937	151,015,488	—

Net Assets — End of Year or Period	$8,608,978	$7,441,517	$439,309,754	$317,618,156	$175,393,546	$151,015,488

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(d)	EQ/Fidelity Institutional AM® Large Cap, formerly known as EQ/Fidelity Institutional AMSM Large Cap, replaced Fidelity® VIP Contrafund® Portfolio due to a substitution on October 22, 2018.

FSA-135

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/FIRST TRUST MODERATE GROWTH ALLOCATION*(b)	EQ/FRANKLIN BALANCED MANAGED VOLATILITY*		EQ/FRANKLIN RISING DIVIDENDS*(a)(e)
	2019	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$117,952	$109,531	$290,150	$(192,175)	$9,037
Net realized gain (loss)	110,573	324,343	(398,298)	1,177,106	(50,456)
Net change in unrealized appreciation (depreciation) of investments	933,633	877,326	(1,255,756)	20,594,830	(5,968,855)

Net increase (decrease) in net assets resulting from operations	1,162,158	1,311,200	(1,363,904)	21,579,761	(6,010,274)

From Contractowners Transactions:
Payments received from contractowners	17,528,212	315,388	469,591	6,986,791	1,900,673
Transfers between Variable Investment Options including guaranteed interest account, net	5,437,369	454,548	(10,856,507)	3,568,845	80,660,883
Redemptions for contract benefits and terminations	(25,082)	(1,262,692)	(928,619)	(6,806,585)	(839,724)
Contract maintenance charges	—	(92,024)	(88,402)	(7,706)	(1,536)

Net increase (decrease) in net assets resulting from contractowners transactions	22,940,499	(584,780)	(11,403,937)	3,741,345	81,720,296

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	853	—	(7)	(691)	3,079

Net Increase (Decrease) in Net Assets	24,103,510	726,420	(12,767,848)	25,320,415	75,713,101
Net Assets — Beginning of Year or Period	—	8,947,846	21,715,694	75,713,101	—

Net Assets — End of Year or Period	$24,103,510	$9,674,266	$8,947,846	$101,033,516	$75,713,101

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(b)	Units were made available on February 19, 2019.
(e)	EQ/Franklin Rising Dividends replaced Franklin Rising Dividends VIP Fund due to a substitution on October 22, 2018.

FSA-136

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY*		EQ/FRANKLIN STRATEGIC INCOME*(a)(f)		EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(57,427)	$(94,697)	$1,507,062	$235,601	$52,743	$81,956
Net realized gain (loss)	635,768	1,877,629	1,077,248	(17,289)	206,359	2,871,765
Net change in unrealized appreciation (depreciation) of investments	1,452,419	(3,162,923)	1,436,961	(1,106,647)	1,667,400	(4,114,327)

Net increase (decrease) in net assets resulting from operations	2,030,760	(1,379,991)	4,021,271	(888,335)	1,926,502	(1,160,606)

From Contractowners Transactions:
Payments received from contractowners	64,183	350,881	2,941,700	530,452	26,061	315,396
Transfers between Variable Investment Options including guaranteed interest account, net	432,338	(988,634)	827,570	57,929,770	(70,498)	(442,944)
Redemptions for contract benefits and terminations	(930,509)	(1,133,764)	(5,223,609)	(899,055)	(1,744,107)	(1,707,702)
Contract maintenance charges	(152,465)	(152,180)	(6,358)	(1,338)	(104,430)	(104,060)

Net increase (decrease) in net assets resulting from contractowners transactions	(586,453)	(1,923,697)	(1,460,697)	57,559,829	(1,892,974)	(1,939,310)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	6	(7)	—	—

Net Increase (Decrease) in Net Assets	1,444,307	(3,303,688)	2,560,580	56,671,487	33,528	(3,099,916)
Net Assets — Beginning of Year or Period	8,716,269	12,019,957	56,671,487	—	10,103,750	13,203,666

Net Assets — End of Year or Period	$10,160,576	$8,716,269	$59,232,067	$56,671,487	$10,137,278	$10,103,750

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(f)	EQ/Franklin Strategic Income replaced Franklin Strategic Income VIP Fund due to a substitution on October 22, 2018.

FSA-137

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/GLOBAL BOND PLUS*		EQ/GLOBAL EQUITY MANAGED VOLATILITY*		EQ/GOLDMAN SACHS GROWTH ALLOCATION*(b)
	2019	2018	2019	2018	2019
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(53,526)	$(17,091)	$(20,123)	$(75,690)	$114,847
Net realized gain (loss)	(37,902)	(198,070)	882,901	2,196,070	995,287
Net change in unrealized appreciation (depreciation) of investments	470,150	(87,070)	2,101,161	(4,185,609)	2,597,867

Net increase (decrease) in net assets resulting from operations	378,722	(302,231)	2,963,939	(2,065,229)	3,708,001

From Contractowners Transactions:
Payments received from contractowners	73,975	129,619	192,663	297,072	54,607,645
Transfers between Variable Investment Options including guaranteed interest account, net	86,873	(390,080)	58,816	(1,369,343)	9,082,088
Redemptions for contract benefits and terminations	(985,088)	(798,519)	(1,342,395)	(1,324,116)	(280,536)
Contract maintenance charges	(97,404)	(106,393)	(194,025)	(208,931)	(5,803)

Net increase (decrease) in net assets resulting from contractowners transactions	(921,644)	(1,165,373)	(1,284,941)	(2,605,318)	63,403,394

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	—	2,288

Net Increase (Decrease) in Net Assets	(542,922)	(1,467,604)	1,678,998	(4,670,547)	67,113,683
Net Assets — Beginning of Year or Period	8,279,485	9,747,089	12,898,784	17,569,331	—

Net Assets — End of Year or Period	$7,736,563	$8,279,485	$14,577,782	$12,898,784	$67,113,683

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(b)	Units were made available on February 19, 2019.

FSA-138

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/GOLDMAN SACHS MID CAP VALUE*(a)(g)		EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION*		EQ/GROWTH STRATEGY*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(156,452)	$(17,996)	$(1,888,868)	$(1,888,359)	$7,385,690	$(9,274,158)
Net realized gain (loss)	694,006	(27,423)	45,462,632	886,357	151,980,380	144,892,610
Net change in unrealized appreciation (depreciation) of investments	6,166,074	(2,524,726)	41,789,864	(32,284,958)	590,853,105	(468,044,895)

Net increase (decrease) in net assets resulting from operations	6,703,628	(2,570,145)	85,363,628	(33,286,960)	750,219,175	(332,426,443)

From Contractowners Transactions:
Payments received from contractowners	896,454	281,498	75,631,824	90,545,936	252,287,695	308,224,849
Transfers between Variable Investment Options including guaranteed interest account, net	(685,365)	26,999,097	20,201,322	14,582,929	129,161,368	(40,138,080)
Redemptions for contract benefits and terminations	(3,036,370)	(514,206)	(16,462,453)	(13,624,781)	(267,033,751)	(208,281,761)
Contract maintenance charges	(4,016)	(796)	(8,803,672)	(6,987,352)	(74,458,181)	(70,105,413)

Net increase (decrease) in net assets resulting from contractowners transactions	(2,829,297)	26,765,593	70,567,021	84,516,732	39,957,131	(10,300,405)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	2,746	1,056	(6)	(731)

Net Increase (Decrease) in Net Assets	3,874,331	24,195,448	155,933,395	51,230,828	790,176,300	(342,727,579)
Net Assets — Beginning of Year or Period	24,195,448	—	504,559,339	453,328,511	4,017,176,226	4,359,903,805

Net Assets — End of Year or Period	$28,069,779	$24,195,448	$660,492,734	$504,559,339	$4,807,352,526	$4,017,176,226

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(g)	EQ/Goldman Sachs Mid Cap Value replaced Goldman Sachs VIT Mid Cap Value Fund due to a substitution on October 22, 2018.

FSA-139

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/INTERMEDIATE GOVERNMENT BOND*		EQ/INTERNATIONAL CORE MANAGED VOLATILITY*		EQ/INTERNATIONAL EQUITY INDEX*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$169,359	$(226,410)	$66,575	$32,467	$756,210	$573,226
Net realized gain (loss)	108,771	(776,744)	514,983	431,786	(357,896)	(96,814)
Net change in unrealized appreciation (depreciation) of investments	2,721,254	144,983	1,610,976	(2,665,299)	8,516,443	(8,847,069)

Net increase (decrease) in net assets resulting from operations	2,999,384	(858,171)	2,192,534	(2,201,046)	8,914,757	(8,370,657)

From Contractowners Transactions:
Payments received from contractowners	5,222,919	2,277,535	386,452	539,559	4,212,011	6,402,575
Transfers between Variable Investment Options including guaranteed interest account, net	10,995,554	4,360,402	337,912	(195,287)	357,739	2,085,513
Redemptions for contract benefits and terminations	(16,481,180)	(15,947,115)	(880,495)	(914,065)	(4,426,617)	(6,564,213)
Contract maintenance charges	(1,739,859)	(1,849,860)	(148,426)	(163,826)	(4,812)	(4,295)

Net increase (decrease) in net assets resulting from contractowners transactions	(2,002,566)	(11,159,038)	(304,557)	(733,619)	138,321	1,919,580

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	(6)	—	—	(39)	17

Net Increase (Decrease) in Net Assets	996,818	(12,017,215)	1,887,977	(2,934,665)	9,053,039	(6,451,060)
Net Assets — Beginning of Year or Period	111,963,778	123,980,993	10,769,212	13,703,877	43,180,850	49,631,910

Net Assets — End of Year or Period	$112,960,596	$111,963,778	$12,657,189	$10,769,212	$52,233,889	$43,180,850

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-140

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/INTERNATIONAL MANAGED VOLATILITY*		EQ/INTERNATIONAL VALUE MANAGED VOLATILITY*		EQ/INVESCO COMSTOCK*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$692,609	$331,549	$19,019	$5,185	$336,855	$116,888
Net realized gain (loss)	2,522,292	3,475,210	86,477	121,085	3,995,404	4,487,922
Net change in unrealized appreciation (depreciation) of investments	13,071,740	(20,247,061)	362,862	(658,383)	5,648,578	(11,426,857)

Net increase (decrease) in net assets resulting from operations	16,286,641	(16,440,302)	468,358	(532,113)	9,980,837	(6,822,047)

From Contractowners Transactions:
Payments received from contractowners	270,966	442,333	25,957	38,836	3,120,458	4,896,504
Transfers between Variable Investment Options including guaranteed interest account, net	(1,142,587)	4,680,719	(42,418)	(107,712)	1,869,431	7,442,705
Redemptions for contract benefits and terminations	(10,736,828)	(13,171,147)	(306,854)	(459,359)	(4,590,292)	(3,825,851)
Contract maintenance charges	(1,597,365)	(1,779,642)	(344)	(419)	(160,358)	(171,523)

Net increase (decrease) in net assets resulting from contractowners transactions	(13,205,814)	(9,827,737)	(323,659)	(528,654)	239,239	8,341,835

Net Increase (Decrease) in Net Assets	3,080,827	(26,268,039)	144,699	(1,060,767)	10,220,076	1,519,788
Net Assets — Beginning of Year or Period	87,057,845	113,325,884	2,379,449	3,440,216	42,833,504	41,313,716

Net Assets — End of Year or Period	$90,138,672	$87,057,845	$2,524,148	$2,379,449	$53,053,580	$42,833,504

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-141

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/INVESCO GLOBAL REAL ESTATE*(a)(h)		EQ/INVESCO INTERNATIONAL GROWTH*(a)(i)		EQ/INVESCO MODERATE ALLOCATION*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$2,177,820	$181,428	$134,677	$(27,941)	$(886,818)	$(1,305,979)
Net realized gain (loss)	4,414,971	30,053	1,536,561	(45,122)	843,003	1,491,950
Net change in unrealized appreciation (depreciation) of investments	6,882,486	(1,220,364)	9,053,552	(2,317,808)	33,570,394	(16,775,742)

Net increase (decrease) in net assets resulting from operations	13,475,277	(1,008,883)	10,724,790	(2,390,871)	33,526,579	(16,589,771)

From Contractowners Transactions:
Payments received from contractowners	3,045,234	543,407	2,601,192	510,579	29,153,602	42,690,042
Transfers between Variable Investment Options including guaranteed interest account, net	(1,856,218)	68,146,377	(2,599,462)	44,581,766	4,173,267	7,183,040
Redemptions for contract benefits and terminations	(8,255,447)	(1,150,934)	(4,486,727)	(683,791)	(8,795,755)	(9,076,986)
Contract maintenance charges	(8,038)	(1,697)	(6,010)	(1,178)	(4,499,135)	(3,699,368)

Net increase (decrease) in net assets resulting from contractowners transactions	(7,074,469)	67,537,153	(4,491,007)	44,407,376	20,031,979	37,096,728

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	1,943	(157)	1,254	654	(823)

Net Increase (Decrease) in Net Assets	6,400,808	66,530,213	6,233,626	42,017,759	53,559,212	20,506,134
Net Assets — Beginning of Year or Period	66,530,213	—	42,017,759	—	251,973,379	231,467,245

Net Assets — End of Year or Period	$72,931,021	$66,530,213	$48,251,385	$42,017,759	$305,532,591	$251,973,379

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(h)	EQ/Invesco Global Real Estate replaced Invesco V.I. Global Real Estate Fund due to a substitution on October 22, 2018.
(i)	EQ/Invesco International Growth replaced Invesco V.I. International Growth Fund due to a substitution on October 22, 2018.

FSA-142

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/INVESCO MODERATE GROWTH ALLOCATION*(b)	EQ/JANUS ENTERPRISE*		EQ/JPMORGAN GROWTH ALLOCATION*
	2019	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$74,180	$(854,137)	$(803,064)	$(434,788)	$(25,965)
Net realized gain (loss)	733,774	5,165,959	3,623,989	2,993,791	82,008
Net change in unrealized appreciation (depreciation) of investments	620,782	13,449,164	(4,575,434)	12,466,501	(4,034,747)

Net increase (decrease) in net assets resulting from operations	1,428,736	17,760,986	(1,754,509)	15,025,504	(3,978,704)

From Contractowners Transactions:
Payments received from contractowners	26,278,126	4,781,932	3,841,993	67,358,136	65,110,131
Transfers between Variable Investment Options including guaranteed interest account, net	2,244,222	1,118,475	732,787	16,877,534	8,060,939
Redemptions for contract benefits and terminations	(46,388)	(5,921,506)	(4,534,609)	(1,649,214)	(84,980)
Contract maintenance charges	—	(246,276)	(257,638)	(1,270,705)	(186)

Net increase (decrease) in net assets resulting from contractowners transactions	28,475,960	(267,375)	(217,467)	81,315,751	73,085,904

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	1,057	—	—	2,963	2,510

Net Increase (Decrease) in Net Assets	29,905,753	17,493,611	(1,971,976)	96,344,218	69,109,710
Net Assets — Beginning of Year or Period	—	51,796,500	53,768,476	69,109,710	—

Net Assets — End of Year or Period	$29,905,753	$69,290,111	$51,796,500	$165,453,928	$69,109,710

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(b)	Units were made available on February 19, 2019.

FSA-143

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/JPMORGAN VALUE OPPORTUNITIES*		EQ/LARGE CAP CORE MANAGED VOLATILITY*		EQ/LARGE CAP GROWTH INDEX*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(24,693)	$(99,293)	$(23,005)	$(54,638)	$(670,028)	$(494,535)
Net realized gain (loss)	586,745	2,768,277	931,980	1,302,053	10,012,428	6,439,260
Net change in unrealized appreciation (depreciation) of investments	4,271,644	(6,215,141)	1,321,528	(1,902,216)	16,766,165	(8,981,034)

Net increase (decrease) in net assets resulting from operations	4,833,696	(3,546,157)	2,230,503	(654,801)	26,108,565	(3,036,309)

From Contractowners Transactions:
Payments received from contractowners	4,514,730	384,677	66,826	76,444	7,441,094	9,076,385
Transfers between Variable Investment Options including guaranteed interest account, net	1,532,657	753,715	(103,422)	(1,227,439)	9,613,467	2,269,117
Redemptions for contract benefits and terminations	(2,957,060)	(1,781,774)	(635,425)	(629,032)	(7,288,398)	(6,418,827)
Contract maintenance charges	(184,738)	(193,672)	(193,994)	(211,173)	(10,291)	(7,576)

Net increase (decrease) in net assets resulting from contractowners transactions	2,905,589	(837,054)	(866,015)	(1,991,200)	9,755,872	4,919,099

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	—	469	104

Net Increase (Decrease) in Net Assets	7,739,285	(4,383,211)	1,364,488	(2,646,001)	35,864,906	1,882,894
Net Assets — Beginning of Year or Period	17,562,016	21,945,227	8,197,224	10,843,225	69,808,647	67,925,753

Net Assets — End of Year or Period	$25,301,301	$17,562,016	$9,561,712	$8,197,224	$105,673,553	$69,808,647

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-144

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/LARGE CAP GROWTH MANAGED VOLATILITY*		EQ/LARGE CAP VALUE INDEX*		EQ/LARGE CAP VALUE MANAGED VOLATILITY*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(251,759)	$(255,267)	$510,288	$317,490	$115,022	$234,920
Net realized gain (loss)	3,375,263	3,997,027	3,887,572	2,523,443	2,206,061	2,729,322
Net change in unrealized appreciation (depreciation) of investments	3,374,903	(4,574,908)	6,472,584	(7,249,632)	2,400,420	(5,567,383)

Net increase (decrease) in net assets resulting from operations	6,498,407	(833,148)	10,870,444	(4,408,699)	4,721,503	(2,603,141)

From Contractowners Transactions:
Payments received from contractowners	471,448	155,933	4,722,071	5,037,452	725,483	975,875
Transfers between Variable Investment Options including guaranteed interest account, net	(145,703)	(1,605,707)	8,167,807	693,437	525,740	(1,499,269)
Redemptions for contract benefits and terminations	(2,046,474)	(2,120,524)	(4,179,476)	(2,590,656)	(1,758,681)	(1,957,463)
Contract maintenance charges	(422,439)	(419,419)	(5,027)	(3,970)	(261,236)	(267,117)

Net increase (decrease) in net assets resulting from contractowners transactions	(2,143,168)	(3,989,717)	8,705,375	3,136,263	(768,694)	(2,747,974)

Net Increase (Decrease) in Net Assets	4,355,239	(4,822,865)	19,575,819	(1,272,436)	3,952,809	(5,351,115)
Net Assets — Beginning of Year or Period	21,004,126	25,826,991	39,820,128	41,092,564	20,219,711	25,570,826

Net Assets — End of Year or Period	$25,359,365	$21,004,126	$59,395,947	$39,820,128	$24,172,520	$20,219,711

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-145

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/LAZARD EMERGING MARKETS EQUITY*(a)(j)		EQ/LEGG MASON GROWTH ALLOCATION*(b)	EQ/LEGG MASON MODERATE ALLOCATION*
	2019	2018	2019	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$1,023,777	$(89,030)	$128,885	$(505,263)	$144,557
Net realized gain (loss)	1,718,114	4,888	75,410	12,623,099	488,611
Net change in unrealized appreciation (depreciation) of investments	10,336,344	(1,010,282)	1,082,555	11,205,616	(12,789,471)

Net increase (decrease) in net assets resulting from operations	13,078,235	(1,094,424)	1,286,850	23,323,452	(12,156,303)

From Contractowners Transactions:
Payments received from contractowners	3,933,730	896,937	19,588,206	28,695,594	45,750,791
Transfers between Variable Investment Options including guaranteed interest account, net	(1,153,321)	81,036,493	3,214,486	933,878	13,276,245
Redemptions for contract benefits and terminations	(8,719,955)	(1,159,963)	(46,802)	(5,211,327)	(3,788,551)
Contract maintenance charges	(11,312)	(2,342)	(3,738)	(2,814,410)	(1,928,548)

Net increase (decrease) in net assets resulting from contractowners transactions	(5,950,858)	80,771,125	22,752,152	21,603,735	53,309,937

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	836	720	(186)

Net Increase (Decrease) in Net Assets	7,127,377	79,676,701	24,039,838	44,927,907	41,153,448
Net Assets — Beginning of Year or Period	79,676,701	—	—	162,944,909	121,791,461

Net Assets — End of Year or Period	$86,804,078	$79,676,701	$24,039,838	$207,872,816	$162,944,909

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(b)	Units were made available on February 19, 2019.
(j)	EQ/Lazard Emerging Markets Equity replaced Lazard Retirement Emerging Markets Equity Portfolio due to a substitution on October 22, 2018.

FSA-146

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/LOOMIS SAYLES GROWTH*		EQ/MFS INTERNATIONAL GROWTH*		EQ/MFS INTERNATIONAL VALUE*(a)(k)
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(1,140,238)	$(1,003,200)	$(2,674)	$(222,734)	$(1,568,063)	$(607,690)
Net realized gain (loss)	9,461,922	11,397,483	2,700,620	6,216,746	3,246,181	(121,346)
Net change in unrealized appreciation (depreciation) of investments	13,780,981	(14,193,255)	10,942,392	(12,031,126)	48,100,709	(9,462,479)

Net increase (decrease) in net assets resulting from operations	22,102,665	(3,798,972)	13,640,338	(6,037,114)	49,778,827	(10,191,515)

From Contractowners Transactions:
Payments received from contractowners	7,641,157	10,631,002	6,974,302	8,421,046	13,079,851	3,365,332
Transfers between Variable Investment Options including guaranteed interest account, net	(1,236,513)	1,961,940	4,174,019	4,340,047	(9,110,372)	221,543,408
Redemptions for contract benefits and terminations	(7,799,316)	(4,564,518)	(4,156,911)	(3,211,542)	(20,009,039)	(2,964,744)
Contract maintenance charges	(117,431)	(114,737)	(173,807)	(177,118)	(26,175)	(5,146)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,512,103)	7,913,687	6,817,603	9,372,433	(16,065,735)	221,938,850

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	6	—	200	282	(5)	—

Net Increase (Decrease) in Net Assets	20,590,568	4,114,715	20,458,141	3,335,601	33,713,087	211,747,335
Net Assets — Beginning of Year or Period	74,875,940	70,761,225	50,555,583	47,219,982	211,747,335	—

Net Assets — End of Year or Period	$95,466,508	$74,875,940	$71,013,724	$50,555,583	$245,460,422	$211,747,335

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(k)	EQ/MFS International Value replaced MFS® International Value Portfolio due to a substitution on October 22, 2018.

FSA-147

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/MFS MID CAP FOCUSED GROWTH*(a)(l)		EQ/MFS TECHNOLOGY*(a)(m)		EQ/MFS UTILITIES SERIES*(a)(n)
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(979,598)	$(169,673)	$(572,594)	$(105,230)	$866,001	$112,136
Net realized gain (loss)	1,445,702	(73,853)	896,875	(209,287)	860,450	(31,622)
Net change in unrealized appreciation (depreciation) of investments	18,913,972	(5,505,591)	10,901,861	(3,726,671)	9,776,459	(1,971,606)

Net increase (decrease) in net assets resulting from operations	19,380,076	(5,749,117)	11,226,142	(4,041,188)	11,502,910	(1,891,092)

From Contractowners Transactions:
Payments received from contractowners	2,869,134	696,986	5,110,760	395,531	3,471,049	466,298
Transfers between Variable Investment Options including guaranteed interest account, net	4,756,041	62,620,176	733,013	37,398,932	1,032,426	52,444,387
Redemptions for contract benefits and terminations	(7,073,142)	(716,299)	(5,312,365)	(632,026)	(5,136,888)	(796,647)
Contract maintenance charges	(9,087)	(1,878)	(3,959)	(863)	(5,908)	(1,178)

Net increase (decrease) in net assets resulting from contractowners transactions	542,946	62,598,985	527,449	37,161,574	(639,321)	52,112,860

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	928	(298)	1,374

Net Increase (Decrease) in Net Assets	19,923,022	56,849,868	11,753,591	33,121,314	10,863,291	50,223,142
Net Assets — Beginning of Year or Period	56,849,868	—	33,121,314	—	50,223,142	—

Net Assets — End of Year or Period	$76,772,890	$56,849,868	$44,874,905	$33,121,314	$61,086,433	$50,223,142

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(l)	EQ/MFS Mid Cap Focused Growth, formerly known as EQ/Ivy Mid Cap Growth, replaced IVY VIP Mid Cap Growth due to a substitution on October 22, 2018.
(m)	EQ/MFS Technology replaced MFS® Technology Portfolio due to a substitution on October 22, 2018.
(n)	EQ/MFS Utilities Series replaced MFS® Utilities Series due to a substitution on October 22, 2018.

FSA-148

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/MID CAP INDEX*		EQ/MID CAP VALUE MANAGED VOLATILITY*		EQ/MODERATE ALLOCATION*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(195,095)	$(295,089)	$(9,925)	$(44,738)	$582,163	$483,274
Net realized gain (loss)	4,784,743	9,597,709	1,097,190	1,932,322	8,018,946	6,849,622
Net change in unrealized appreciation (depreciation) of investments	15,136,666	(21,273,974)	2,434,088	(4,319,721)	12,908,956	(16,917,343)

Net increase (decrease) in net assets resulting from operations	19,726,314	(11,971,354)	3,521,353	(2,432,137)	21,510,065	(9,584,447)

From Contractowners Transactions:
Payments received from contractowners	9,450,710	10,037,835	582,915	599,019	22,141,104	28,476,268
Transfers between Variable Investment Options including guaranteed interest account, net	391,057	1,827,773	276,400	(1,061,279)	(4,429,231)	(777,044)
Redemptions for contract benefits and terminations	(7,797,276)	(5,513,090)	(1,106,729)	(1,014,420)	(14,114,474)	(13,100,316)
Contract maintenance charges	(10,270)	(8,911)	(234,430)	(254,919)	(30,356)	(29,315)

Net increase (decrease) in net assets resulting from contractowners transactions	2,034,221	6,343,607	(481,844)	(1,731,599)	3,567,043	14,569,593

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	5	—	—	(4,310)	21,929

Net Increase (Decrease) in Net Assets	21,760,535	(5,627,742)	3,039,509	(4,163,736)	25,072,798	5,007,075
Net Assets — Beginning of Year or Period	82,404,053	88,031,795	14,305,835	18,469,571	152,677,242	147,670,167

Net Assets — End of Year or Period	$104,164,588	$82,404,053	$17,345,344	$14,305,835	$177,750,040	$152,677,242

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-149

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/MODERATE GROWTH STRATEGY*		EQ/MODERATE-PLUS ALLOCATION*		EQ/MONEY MARKET*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$5,797,665	$(15,120,358)	$222,961	$228,323	$231,627	$(98,053)
Net realized gain (loss)	270,527,952	269,707,254	4,740,879	3,990,548	7,280	3,019
Net change in unrealized appreciation (depreciation) of investments	638,872,875	(658,154,684)	5,699,285	(9,192,132)	(5,324)	2,304

Net increase (decrease) in net assets resulting from operations	915,198,492	(403,567,788)	10,663,125	(4,973,261)	233,583	(92,730)

From Contractowners Transactions:
Payments received from contractowners	207,892,657	284,475,838	8,668,433	8,861,447	124,747,532	107,736,876
Transfers between Variable Investment Options including guaranteed interest account, net	112,087,546	(125,491,546)	(1,824,440)	251,677	(56,408,729)	(75,705,365)
Redemptions for contract benefits and terminations	(494,910,017)	(423,271,844)	(5,591,244)	(5,078,453)	(43,671,864)	(33,855,310)
Contract maintenance charges	(103,161,201)	(101,761,380)	(11,243)	(10,248)	(335,883)	(325,399)

Net increase (decrease) in net assets resulting from contractowners transactions	(278,091,015)	(366,048,932)	1,241,506	4,024,423	24,331,056	(2,149,198)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	27	—	—	70	(90)

Net Increase (Decrease) in Net Assets	637,107,477	(769,616,693)	11,904,631	(948,838)	24,564,709	(2,242,018)
Net Assets — Beginning of Year or Period	5,690,475,168	6,460,091,861	57,026,105	57,974,943	121,541,448	123,783,466

Net Assets — End of Year or Period	$6,327,582,645	$5,690,475,168	$68,930,736	$57,026,105	$146,106,157	$121,541,448

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-150

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/OPPENHEIMER GLOBAL*		EQ/PIMCO GLOBAL REAL RETURN*		EQ/PIMCO REAL RETURN*(a)(o)
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(849,478)	$(937,667)	$636,229	$312,974	$214,896	$80,324
Net realized gain (loss)	3,515,737	8,122,539	143,676	(48,378)	907,926	76,591
Net change in unrealized appreciation (depreciation) of investments	18,274,298	(19,182,377)	863,958	(881,045)	2,072,764	(164,777)

Net increase (decrease) in net assets resulting from operations	20,940,557	(11,997,505)	1,643,863	(616,449)	3,195,586	(7,862)

From Contractowners Transactions:
Payments received from contractowners	6,630,239	10,177,183	2,868,695	3,097,724	1,234,735	310,704
Transfers between Variable Investment Options including guaranteed interest account, net	(1,386,725)	(5,137,819)	1,179,472	2,868,459	(1,073,853)	49,195,630
Redemptions for contract benefits and terminations	(7,789,577)	(5,597,227)	(2,005,704)	(1,570,074)	(6,179,075)	(1,041,169)
Contract maintenance charges	(248,252)	(262,102)	(2,789)	(1,936)	(6,668)	(1,471)

Net increase (decrease) in net assets resulting from contractowners transactions	(2,794,315)	(819,965)	2,039,674	4,394,173	(6,024,861)	48,463,694

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(14)	(6)	63	124	—	—

Net Increase (Decrease) in Net Assets	18,146,228	(12,817,476)	3,683,600	3,777,848	(2,829,275)	48,455,832
Net Assets — Beginning of Year or Period	72,309,489	85,126,965	24,895,927	21,118,079	48,455,832	—

Net Assets — End of Year or Period	$90,455,717	$72,309,489	$28,579,527	$24,895,927	$45,626,557	$48,455,832

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(o)	EQ/PIMCO Real Return replaced PIMCO Real Return Portfolio due to a substitution on October 22, 2018.

FSA-151

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/PIMCO TOTAL RETURN*(a)(p)		EQ/PIMCO ULTRA SHORT BOND*		EQ/QUALITY BOND PLUS*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$1,394,367	$665,155	$426,893	$374,299	$32,946	$34,918
Net realized gain (loss)	5,587,682	585,105	46,644	76,176	142,083	(303,903)
Net change in unrealized appreciation (depreciation) of investments	4,900,059	1,005,531	44,890	(644,786)	858,642	(157,451)

Net increase (decrease) in net assets resulting from operations	11,882,108	2,255,791	518,427	(194,311)	1,033,671	(426,436)

From Contractowners Transactions:
Payments received from contractowners	15,995,817	2,549,886	5,083,644	6,414,982	751,106	383,071
Transfers between Variable Investment Options including guaranteed interest account, net	16,442,138	163,219,796	(346,456)	8,437,022	(170,850)	(22,479)
Redemptions for contract benefits and terminations	(19,047,607)	(2,683,493)	(6,598,809)	(2,905,668)	(1,998,205)	(1,743,528)
Contract maintenance charges	(17,338)	(3,392)	(28,682)	(32,390)	(543,903)	(578,466)

Net increase (decrease) in net assets resulting from contractowners transactions	13,373,010	163,082,797	(1,890,303)	11,913,946	(1,961,852)	(1,961,402)

Net Increase (Decrease) in Net Assets	25,255,118	165,338,588	(1,371,876)	11,719,635	(928,181)	(2,387,838)
Net Assets — Beginning of Year or Period	165,338,588	—	44,737,347	33,017,712	26,332,038	28,719,876

Net Assets — End of Year or Period	$190,593,706	$165,338,588	$43,365,471	$44,737,347	$25,403,857	$26,332,038

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(p)	EQ/PIMCO Total Return replaced PIMCO Total Return Portfolio due to a substitution on October 22, 2018.

FSA-152

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/SCIENCE AND TECHNOLOGY*(a)(q)		EQ/SMALL COMPANY INDEX*		EQ/T. ROWE PRICE GROWTH STOCK*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(1,326,287)	$(235,131)	$(143,456)	$(228,325)	$(3,604,970)	$(3,135,933)
Net realized gain (loss)	3,880,998	(126,047)	2,815,592	6,772,485	16,232,958	30,648,281
Net change in unrealized appreciation (depreciation) of investments	32,253,557	(10,218,455)	10,754,503	(15,968,668)	52,571,064	(34,853,691)

Net increase (decrease) in net assets resulting from operations	34,808,268	(10,579,633)	13,426,639	(9,424,508)	65,199,052	(7,341,343)

From Contractowners Transactions:
Payments received from contractowners	6,458,162	1,531,094	6,104,064	6,562,347	27,389,544	29,478,198
Transfers between Variable Investment Options including guaranteed interest account, net	1,150,027	88,664,127	(4,332,507)	8,690,983	8,537,332	(5,135,386)
Redemptions for contract benefits and terminations	(9,542,740)	(980,226)	(5,360,948)	(6,960,832)	(19,783,573)	(16,590,006)
Contract maintenance charges	(10,397)	(1,888)	(6,522)	(6,166)	(453,826)	(457,649)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,944,948)	89,213,107	(3,595,913)	8,286,332	15,689,477	7,295,157

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(61)	2,157	(5)	7	(9)	—

Net Increase (Decrease) in Net Assets	32,863,259	78,635,631	9,830,721	(1,138,169)	80,888,520	(46,186)
Net Assets — Beginning of Year or Period	78,635,631	—	59,521,321	60,659,490	213,058,168	213,104,354

Net Assets — End of Year or Period	$111,498,890	$78,635,631	$69,352,042	$59,521,321	$293,946,688	$213,058,168

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(q)	EQ/Science and Technology, formerly known as EQ/Ivy Science and Technology, replaced Ivy VIP Science and Technology due to a substitution on October 22, 2018.

FSA-153

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/T. ROWE PRICE HEALTH SCIENCES*(a)(r)		EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY*		EQ/UBS GROWTH & INCOME*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(2,193,704)	$(431,250)	$53,503	$222,557	$(70,645)	$(88,370)
Net realized gain (loss)	581,872	(157,561)	1,310,019	2,417,001	257,676	963,725
Net change in unrealized appreciation (depreciation) of investments	39,429,274	(16,272,365)	1,281,699	(5,002,050)	1,764,120	(1,890,953)

Net increase (decrease) in net assets resulting from operations	37,817,442	(16,861,176)	2,645,221	(2,362,492)	1,951,151	(1,015,598)

From Contractowners Transactions:
Payments received from contractowners	9,968,908	2,621,761	434,950	541,905	81,837	30,257
Transfers between Variable Investment Options including guaranteed interest account, net	(5,062,826)	161,534,885	579,136	(1,240,695)	(174,588)	(595,930)
Redemptions for contract benefits and terminations	(13,676,224)	(2,183,446)	(1,338,736)	(1,243,189)	(439,906)	(401,754)
Contract maintenance charges	(18,012)	(3,564)	(280,216)	(299,048)	(158,840)	(166,274)

Net increase (decrease) in net assets resulting from contractowners transactions	(8,788,154)	161,969,636	(604,866)	(2,241,027)	(691,497)	(1,133,701)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	6,114	—	—	—	—

Net Increase (Decrease) in Net Assets	29,029,288	145,114,574	2,040,355	(4,603,519)	1,259,654	(2,149,299)
Net Assets — Beginning of Year or Period	145,114,574	—	14,060,344	18,663,863	5,776,436	7,925,735

Net Assets — End of Year or Period	$174,143,862	$145,114,574	$16,100,699	$14,060,344	$7,036,090	$5,776,436

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(r)	EQ/T. Rowe Price Health Sciences replaced T. Rowe Price Health Sciences Portfolio due to a substitution on October 22, 2018.

FSA-154

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	EQ/ULTRA CONSERVATIVE STRATEGY*		EQ/WELLINGTON ENERGY*(a)(s)		FEDERATED HIGH INCOME BOND FUND II
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(3,365,717)	$3,347,262	$(100,764)	$(46,221)	$1,018,429	$1,266,039
Net realized gain (loss)	32,082,461	(704,940)	(1,779,589)	(388,716)	(79,820)	(215,962)
Net change in unrealized appreciation (depreciation) of investments	1,996,847	(1,960,856)	1,866,515	(9,910,107)	1,796,474	(2,033,038)

Net increase (decrease) in net assets resulting from operations	30,713,591	681,466	(13,838)	(10,345,044)	2,735,083	(982,961)

From Contractowners Transactions:
Payments received from contractowners	(401)	1,023	1,067,369	372,082	4,266,106	3,215,964
Transfers between Variable Investment Options including guaranteed interest account, net	(574,378,832)	981,239,448	575,277	31,669,814	1,526,777	100,902
Redemptions for contract benefits and terminations	(57,937,737)	(28,417,191)	(2,241,764)	(398,769)	(1,589,645)	(1,213,734)
Contract maintenance charges	(13,557,987)	(5,153,251)	(3,218)	(673)	(1,344)	(672)

Net increase (decrease) in net assets resulting from contractowners transactions	(645,874,957)	947,670,029	(602,336)	31,642,454	4,201,894	2,102,460

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(18,280)	26,890	(113)	438	—	—

Net Increase (Decrease) in Net Assets	(615,179,646)	948,378,385	(616,287)	21,297,848	6,936,977	1,119,499
Net Assets — Beginning of Year or Period	1,079,622,066	131,243,681	21,297,848	—	20,290,269	19,170,770

Net Assets — End of Year or Period	$464,442,420	$1,079,622,066	$20,681,561	$21,297,848	$27,227,246	$20,290,269

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)	Units were made available on October 22, 2018.
(s)	EQ/Wellington Energy, formerly known as EQ/Ivy Energy, replaced Ivy VIP Energy due to a substitution on October 22, 2018.

FSA-155

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	FEDERATED KAUFMANN FUND II		FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO		FIDELITY® VIP FREEDOM 2015 PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(202,599)	$(121,119)	$(667)	$(2,894)	$2,983	$(1,444)
Net realized gain (loss)	2,107,251	713,028	25,833	60,168	37,679	84,708
Net change in unrealized appreciation (depreciation) of investments	2,462,894	(903,729)	94,442	(118,770)	31,113	(107,156)

Net increase (decrease) in net assets resulting from operations	4,367,546	(311,820)	119,608	(61,496)	71,775	(23,892)

From Contractowners Transactions:
Payments received from contractowners	4,132,481	3,691,828	927	2,835	—	(8)
Transfers between Variable Investment Options including guaranteed interest account, net	1,881,656	1,992,381	59,837	(78,296)	121,696	(37,691)
Redemptions for contract benefits and terminations	(1,066,287)	(277,880)	(111,940)	(174,539)	(39,751)	(479,628)
Contract maintenance charges	(1,071)	(311)	(225)	(239)	(74)	(77)

Net increase (decrease) in net assets resulting from contractowners transactions	4,946,779	5,406,018	(51,401)	(250,239)	81,871	(517,404)

Net Increase (Decrease) in Net Assets	9,314,325	5,094,198	68,207	(311,735)	153,646	(541,296)
Net Assets — Beginning of Year or Period	12,343,764	7,249,566	596,646	908,381	433,861	975,157

Net Assets — End of Year or Period	$21,658,089	$12,343,764	$664,853	$596,646	$587,507	$433,861

The accompanying notes are an integral part of these financial statements.

FSA-156

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	FIDELITY® VIP FREEDOM 2020 PORTFOLIO		FIDELITY® VIP FREEDOM 2025 PORTFOLIO		FIDELITY® VIP FREEDOM 2030 PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$3,158	$(1,060)	$5,331	$(1,145)	$4,861	$(3,061)
Net realized gain (loss)	94,468	55,068	84,723	44,811	61,954	68,099
Net change in unrealized appreciation (depreciation) of investments	132,303	(161,708)	189,148	(175,194)	119,759	(147,421)

Net increase (decrease) in net assets resulting from operations	229,929	(107,700)	279,202	(131,528)	186,574	(82,383)

From Contractowners Transactions:
Payments received from contractowners	2,863	128,686	8,623	30,201	16,165	11,035
Transfers between Variable Investment Options including guaranteed interest account, net	19,466	120,124	2,679	257,983	211,924	83,784
Redemptions for contract benefits and terminations	(279,109)	(13,052)	(196,282)	(37,006)	(153,240)	(206,546)
Contract maintenance charges	(84)	(123)	(153)	(192)	(116)	(89)

Net increase (decrease) in net assets resulting from contractowners transactions	(256,864)	235,635	(185,133)	250,986	74,733	(111,816)

Net Increase (Decrease) in Net Assets	(26,935)	127,935	94,069	119,458	261,307	(194,199)
Net Assets — Beginning of Year or Period	1,355,243	1,227,308	1,486,832	1,367,374	808,189	1,002,388

Net Assets — End of Year or Period	$1,328,308	$1,355,243	$1,580,901	$1,486,832	$1,069,496	$808,189

The accompanying notes are an integral part of these financial statements.

FSA-157

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	FIDELITY® VIP MID CAP PORTFOLIO		FIDELITY® VIP STRATEGIC INCOME PORTFOLIO		FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(542,711)	$(844,327)	$2,766,313	$2,927,079	$68,035	$39,280
Net realized gain (loss)	7,515,784	7,853,943	1,034,600	(14,894)	45,924	45,438
Net change in unrealized appreciation (depreciation) of investments	8,659,615	(20,752,801)	8,088,467	(8,101,743)	549,744	(326,963)

Net increase (decrease) in net assets resulting from operations	15,632,688	(13,743,185)	11,889,380	(5,189,558)	663,703	(242,245)

From Contractowners Transactions:
Payments received from contractowners	7,468,593	8,138,440	16,801,229	16,771,254	1,234,288	866,771
Transfers between Variable Investment Options including guaranteed interest account, net	(1,069,463)	(2,103,591)	10,701,412	5,727,681	597,923	(318,801)
Redemptions for contract benefits and terminations	(7,519,103)	(6,297,753)	(12,586,368)	(8,844,269)	(453,735)	(239,706)
Contract maintenance charges	(11,274)	(11,230)	(11,495)	(9,269)	(399)	(278)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,131,247)	(274,134)	14,904,778	13,645,397	1,378,077	307,986

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	470	415	749	1,080

Net Increase (Decrease) in Net Assets	14,501,441	(14,017,319)	26,794,628	8,456,254	2,042,529	66,821
Net Assets — Beginning of Year or Period	73,141,856	87,159,175	124,541,275	116,085,021	4,068,014	4,001,193

Net Assets — End of Year or Period	$87,643,297	$73,141,856	$151,335,903	$124,541,275	$6,110,543	$4,068,014

The accompanying notes are an integral part of these financial statements.

FSA-158

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO		FRANKLIN ALLOCATION VIP FUND		FRANKLIN INCOME VIP FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$176,809	$97,354	$738,914	$345,005	$4,013,571	$3,189,033
Net realized gain (loss)	3,112,026	1,097,117	2,217,375	360,872	1,516,980	(244,733)
Net change in unrealized appreciation (depreciation) of investments	6,163,161	(4,337,146)	1,749,883	(2,824,635)	7,452,162	(8,135,845)

Net increase (decrease) in net assets resulting from operations	9,451,996	(3,142,675)	4,706,172	(2,118,758)	12,982,713	(5,191,545)

From Contractowners Transactions:
Payments received from contractowners	7,032,491	5,118,061	1,842,819	1,578,768	11,192,399	8,262,671
Transfers between Variable Investment Options including guaranteed interest account, net	5,203,342	(1,335,682)	(12,553,396)	10,754,889	3,565,738	(2,013,350)
Redemptions for contract benefits and terminations	(5,025,830)	(4,074,754)	(2,296,466)	(1,522,299)	(10,423,566)	(6,505,512)
Contract maintenance charges	(3,584)	(3,189)	(2,889)	(2,746)	(7,396)	(7,050)

Net increase (decrease) in net assets resulting from contractowners transactions	7,206,419	(295,564)	(13,009,932)	10,808,612	4,327,175	(263,241)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	(6)	(176)	299	394	(51)

Net Increase (Decrease) in Net Assets	16,658,415	(3,438,245)	(8,303,936)	8,690,153	17,310,282	(5,454,837)
Net Assets — Beginning of Year or Period	46,896,606	50,334,851	29,693,198	21,003,045	87,447,377	92,902,214

Net Assets — End of Year or Period	$63,555,021	$46,896,606	$21,389,262	$29,693,198	$104,757,659	$87,447,377

The accompanying notes are an integral part of these financial statements.

FSA-159

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	FRANKLIN MUTUAL SHARES VIP FUND		GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND		GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$56,457	$130,243	$(8,756)	$(34,335)	$5,600	$(9,292)
Net realized gain (loss)	1,097,578	795,891	(102,186)	(91,069)	7,138	3,041
Net change in unrealized appreciation (depreciation) of investments	1,095,408	(2,243,585)	313,178	(168,625)	8,963	(37,041)

Net increase (decrease) in net assets resulting from operations	2,249,443	(1,317,451)	202,236	(294,029)	21,701	(43,292)

From Contractowners Transactions:
Payments received from contractowners	808,088	500,064	360,710	289,490	2,021	861
Transfers between Variable Investment Options including guaranteed interest account, net	(247,134)	(623,568)	(245,158)	81,952	14,259	18,150
Redemptions for contract benefits and terminations	(1,530,761)	(1,962,539)	(357,764)	(169,965)	(113,824)	(41,361)
Contract maintenance charges	(1,452)	(1,670)	(271)	(230)	(68)	(78)

Net increase (decrease) in net assets resulting from contractowners transactions	(971,259)	(2,087,713)	(242,483)	201,247	(97,612)	(22,428)

Net Increase (Decrease) in Net Assets	1,278,184	(3,405,164)	(40,247)	(92,782)	(75,911)	(65,720)
Net Assets — Beginning of Year or Period	11,181,934	14,587,098	2,773,207	2,865,989	619,854	685,574

Net Assets — End of Year or Period	$12,460,118	$11,181,934	$2,732,960	$2,773,207	$543,943	$619,854

The accompanying notes are an integral part of these financial statements.

FSA-160

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	HARTFORD CAPITAL APPRECIATION HLS FUND		HARTFORD GROWTH OPPORTUNITIES HLS FUND		INVESCO V.I. AMERICAN FRANCHISE FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(68,579)	$(160,443)	$(606,561)	$(502,031)	$(8,003)	$(8,359)
Net realized gain (loss)	2,300,482	1,690,178	10,584,881	5,738,955	96,225	52,132
Net change in unrealized appreciation (depreciation) of investments	2,549,666	(3,157,084)	551,157	(6,091,001)	77,956	(80,709)

Net increase (decrease) in net assets resulting from operations	4,781,569	(1,627,349)	10,529,477	(854,077)	166,178	(36,936)

From Contractowners Transactions:
Payments received from contractowners	518,488	1,760,008	6,282,381	4,808,105	1,437	1,282
Transfers between Variable Investment Options including guaranteed interest account, net	(33,356)	22,039	2,205,121	(98,650)	(50,128)	76,187
Redemptions for contract benefits and terminations	(1,567,977)	(1,016,250)	(2,823,007)	(1,547,957)	(75,157)	(30,620)
Contract maintenance charges	(2,268)	(1,908)	(4,816)	(3,865)	(48)	(41)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,085,113)	763,889	5,659,679	3,157,633	(123,896)	46,808

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(27)	667	95	464	—	—

Net Increase (Decrease) in Net Assets	3,696,429	(862,793)	16,189,251	2,304,020	42,282	9,872
Net Assets — Beginning of Year or Period	16,715,393	17,578,186	36,325,150	34,021,130	555,461	545,589

Net Assets — End of Year or Period	$20,411,822	$16,715,393	$52,514,401	$36,325,150	$597,743	$555,461

The accompanying notes are an integral part of these financial statements.

FSA-161

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	INVESCO V.I. BALANCED- RISK ALLOCATION FUND		INVESCO V.I. DIVERSIFIED DIVIDEND FUND		INVESCO V.I. EQUITY AND INCOME FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(129,087)	$14,293	$832,767	$487,937	$183,136	$113,911
Net realized gain (loss)	(156,860)	915,755	4,675,615	4,298,958	1,383,987	753,896
Net change in unrealized appreciation (depreciation) of investments	1,653,947	(1,755,965)	8,241,217	(11,241,370)	1,313,096	(2,723,783)

Net increase (decrease) in net assets resulting from operations	1,368,000	(825,917)	13,749,599	(6,454,475)	2,880,219	(1,855,976)

From Contractowners Transactions:
Payments received from contractowners	2,198,402	1,186,700	2,335,284	3,730,196	1,977,569	2,671,784
Transfers between Variable Investment Options including guaranteed interest account, net	(382,492)	(568,804)	(3,230,060)	(8,004,862)	183,555	64,636
Redemptions for contract benefits and terminations	(646,659)	(728,139)	(5,995,454)	(5,603,766)	(761,487)	(675,599)
Contract maintenance charges	(488)	(309)	(7,599)	(7,763)	(2,261)	(2,278)

Net increase (decrease) in net assets resulting from contractowners transactions	1,168,763	(110,552)	(6,897,829)	(9,886,195)	1,397,376	2,058,543

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	110	11	—	(6)	59	58

Net Increase (Decrease) in Net Assets	2,536,873	(936,458)	6,851,770	(16,340,676)	4,277,654	202,625
Net Assets — Beginning of Year or Period	9,610,093	10,546,551	62,246,630	78,587,306	15,214,442	15,011,817

Net Assets — End of Year or Period	$12,146,966	$9,610,093	$69,098,400	$62,246,630	$19,492,096	$15,214,442

The accompanying notes are an integral part of these financial statements.

FSA-162

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	INVESCO V.I. HEALTH CARE FUND		INVESCO V.I. HIGH YIELD FUND		INVESCO V.I. MID CAP CORE EQUITY FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(73,729)	$(57,568)	$2,017,861	$1,564,331	$(138,226)	$(157,273)
Net realized gain (loss)	(115,731)	495,393	(168,567)	(397,232)	1,010,564	1,700,923
Net change in unrealized appreciation (depreciation) of investments	1,947,575	(544,411)	2,808,188	(3,210,285)	1,607,148	(3,148,100)

Net increase (decrease) in net assets resulting from operations	1,758,115	(106,586)	4,657,482	(2,043,186)	2,479,486	(1,604,450)

From Contractowners Transactions:
Payments received from contractowners	1,344,501	1,041,958	4,881,836	3,811,573	642,715	812,770
Transfers between Variable Investment Options including guaranteed interest account, net	34,959	288,659	2,905,770	(689,739)	(294,808)	(266,817)
Redemptions for contract benefits and terminations	(645,762)	(274,550)	(3,837,617)	(3,680,842)	(1,316,018)	(876,729)
Contract maintenance charges	(277)	(215)	(4,451)	(4,026)	(1,823)	(1,880)

Net increase (decrease) in net assets resulting from contractowners transactions	733,421	1,055,852	3,945,538	(563,034)	(969,934)	(332,656)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	82	—	—

Net Increase (Decrease) in Net Assets	2,491,536	949,266	8,603,020	(2,606,138)	1,509,552	(1,937,106)
Net Assets — Beginning of Year or Period	5,369,346	4,420,080	38,789,199	41,395,337	10,933,363	12,870,469

Net Assets — End of Year or Period	$7,860,882	$5,369,346	$47,392,219	$38,789,199	$12,442,915	$10,933,363

The accompanying notes are an integral part of these financial statements.

FSA-163

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	INVESCO V.I. SMALL CAP EQUITY FUND		IVY VIP ASSET STRATEGY		IVY VIP GLOBAL EQUITY INCOME
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(270,630)	$(269,049)	$226,646	$149,164	$185,736	$32,559
Net realized gain (loss)	1,917,734	1,151,832	105,463	678,748	2,346,228	1,208,210
Net change in unrealized appreciation (depreciation) of investments	2,714,177	(4,290,298)	5,851,531	(3,190,601)	(69,454)	(3,152,751)

Net increase (decrease) in net assets resulting from operations	4,361,281	(3,407,515)	6,183,640	(2,362,689)	2,462,510	(1,911,982)

From Contractowners Transactions:
Payments received from contractowners	2,055,770	2,607,336	548,677	1,997,744	206,948	233,106
Transfers between Variable Investment Options including guaranteed interest account, net	282,596	326,418	(1,005,902)	(1,043,818)	(557,268)	(481,400)
Redemptions for contract benefits and terminations	(1,610,954)	(1,059,335)	(3,621,043)	(2,608,845)	(1,954,434)	(1,412,454)
Contract maintenance charges	(2,514)	(2,458)	(3,657)	(3,971)	(1,482)	(1,633)

Net increase (decrease) in net assets resulting from contractowners transactions	724,898	1,871,961	(4,081,925)	(1,658,890)	(2,306,236)	(1,662,381)

Net Increase (Decrease) in Net Assets	5,086,179	(1,535,554)	2,101,715	(4,021,579)	156,274	(3,574,363)
Net Assets — Beginning of Year or Period	17,369,406	18,904,960	32,374,380	36,395,959	12,478,974	16,053,337

Net Assets — End of Year or Period	$22,455,585	$17,369,406	$34,476,095	$32,374,380	$12,635,248	$12,478,974

The accompanying notes are an integral part of these financial statements.

FSA-164

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	IVY VIP HIGH INCOME		IVY VIP NATURAL RESOURCES		IVY VIP SMALL CAP GROWTH(t)
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$6,517,705	$6,429,371	$(29,587)	$(107,316)	$(483,390)	$(334,900)
Net realized gain (loss)	(2,401,202)	(1,998,229)	(535,376)	(344,077)	365,617	10,498,711
Net change in unrealized appreciation (depreciation) of investments	7,384,258	(8,819,122)	1,110,788	(1,901,976)	6,750,796	(12,584,691)

Net increase (decrease) in net assets resulting from operations	11,500,761	(4,387,980)	545,825	(2,353,369)	6,633,023	(2,420,880)

From Contractowners Transactions:
Payments received from contractowners	6,333,328	8,295,424	114,782	220,277	685,270	1,993,111
Transfers between Variable Investment Options including guaranteed interest account, net	(2,403,903)	(4,288,030)	(274,365)	(306,220)	(937,910)	6,407,835
Redemptions for contract benefits and terminations	(12,284,194)	(10,509,659)	(946,142)	(1,138,091)	(3,825,665)	(2,496,781)
Contract maintenance charges	(15,066)	(15,590)	(1,141)	(1,362)	(4,695)	(4,427)

Net increase (decrease) in net assets resulting from contractowners transactions	(8,369,835)	(6,517,855)	(1,106,866)	(1,225,396)	(4,083,000)	5,899,738

Net Increase (Decrease) in Net Assets	3,130,926	(10,905,835)	(561,041)	(3,578,765)	2,550,023	3,478,858
Net Assets — Beginning of Year or Period	121,839,552	132,745,387	7,038,628	10,617,393	31,471,432	27,992,574

Net Assets — End of Year or Period	$124,970,478	$121,839,552	$6,477,587	$7,038,628	$34,021,455	$31,471,432

The accompanying notes are an integral part of these financial statements.

(t)	Ivy VIP Small Cap Growth replaced Ivy VIP Micro Cap Growth due to a merger on November 02, 2018.

FSA-165

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	JANUS HENDERSON BALANCED PORTFOLIO		JANUS HENDERSON FLEXIBLE BOND PORTFOLIO		JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$671,893	$423,092	$505,781	$419,674	$90,015	$60,720
Net realized gain (loss)	4,327,909	2,623,359	(73,403)	(215,137)	1,021,491	489,256
Net change in unrealized appreciation (depreciation) of investments	15,928,111	(4,654,189)	1,767,235	(893,968)	2,089,257	(1,231,478)

Net increase (decrease) in net assets resulting from operations	20,927,913	(1,607,738)	2,199,613	(689,431)	3,200,763	(681,502)

From Contractowners Transactions:
Payments received from contractowners	41,558,579	29,044,218	3,368,560	3,572,328	2,127,912	1,269,740
Transfers between Variable Investment Options including guaranteed interest account, net	9,197,695	5,105,597	286,902	(1,055,209)	2,704,059	36,526
Redemptions for contract benefits and terminations	(6,776,709)	(3,534,636)	(1,881,454)	(3,647,761)	(1,281,855)	(537,080)
Contract maintenance charges	(3,871)	(1,202)	(1,709)	(1,319)	(702)	(365)

Net increase (decrease) in net assets resulting from contractowners transactions	43,975,694	30,613,977	1,772,299	(1,131,961)	3,549,414	768,821

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	1,428	(28)	76	(89)	122	94

Net Increase (Decrease) in Net Assets	64,905,035	29,006,211	3,971,988	(1,821,481)	6,750,299	87,413
Net Assets — Beginning of Year or Period	84,156,913	55,150,702	26,851,578	28,673,059	11,067,686	10,980,273

Net Assets — End of Year or Period	$149,061,948	$84,156,913	$30,823,566	$26,851,578	$17,817,985	$11,067,686

The accompanying notes are an integral part of these financial statements.

FSA-166

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO		JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO		LORD ABBETT SERIES FUND - BOND DEBENTURE PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$205,865	$(262,124)	$419,558	$(234,912)	$3,952,991	$4,049,321
Net realized gain (loss)	382,782	365,656	311,068	128,862	92,941	2,704,136
Net change in unrealized appreciation (depreciation) of investments	2,656,579	(1,842,016)	1,944,818	(1,113,001)	11,422,696	(13,793,698)

Net increase (decrease) in net assets resulting from operations	3,245,226	(1,738,484)	2,675,444	(1,219,051)	15,468,628	(7,040,241)

From Contractowners Transactions:
Payments received from contractowners	2,642,299	5,699,342	4,613,742	6,731,189	17,065,664	19,109,097
Transfers between Variable Investment Options including guaranteed interest account, net	(372,417)	50,897	1,202,466	406,777	4,025,626	3,050,330
Redemptions for contract benefits and terminations	(2,080,629)	(1,644,058)	(1,879,107)	(1,583,740)	(10,574,304)	(7,900,494)
Contract maintenance charges	(833)	(662)	(316)	(145)	(10,204)	(8,673)

Net increase (decrease) in net assets resulting from contractowners transactions	188,420	4,105,519	3,936,785	5,554,081	10,506,782	14,250,260

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	13	183	148	85	335	314

Net Increase (Decrease) in Net Assets	3,433,659	2,367,218	6,612,377	4,335,115	25,975,745	7,210,333
Net Assets — Beginning of Year or Period	21,558,475	19,191,257	19,791,991	15,456,876	127,291,411	120,081,078

Net Assets — End of Year or Period	$24,992,134	$21,558,475	$26,404,368	$19,791,991	$153,267,156	$127,291,411

The accompanying notes are an integral part of these financial statements.

FSA-167

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	LORD ABBETT SERIES FUND - GROWTH OPPORTUNITIES PORTFOLIO		MFS® INVESTORS TRUST SERIES		MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(69,082)	$(69,960)	$(114,888)	$(121,128)	$(173,990)	$(156,996)
Net realized gain (loss)	409,349	1,066,886	1,091,889	886,750	1,690,679	937,581
Net change in unrealized appreciation (depreciation) of investments	1,023,250	(1,146,071)	2,491,255	(1,601,280)	3,550,330	(851,299)

Net increase (decrease) in net assets resulting from operations	1,363,517	(149,145)	3,468,256	(835,658)	5,067,019	(70,714)

From Contractowners Transactions:
Payments received from contractowners	102,585	41,361	1,252,683	1,302,631	1,517,235	859,053
Transfers between Variable Investment Options including guaranteed interest account, net	(29,569)	(185,610)	(143,254)	(231,348)	1,668,455	(424,053)
Redemptions for contract benefits and terminations	(860,336)	(523,494)	(1,421,830)	(1,456,789)	(1,808,012)	(1,627,128)
Contract maintenance charges	(578)	(536)	(1,365)	(1,284)	(1,733)	(1,566)

Net increase (decrease) in net assets resulting from contractowners transactions	(787,898)	(668,279)	(313,766)	(386,790)	1,375,945	(1,193,694)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	—	8	—

Net Increase (Decrease) in Net Assets	575,619	(817,424)	3,154,490	(1,222,448)	6,442,972	(1,264,408)
Net Assets — Beginning of Year or Period	4,112,225	4,929,649	12,191,148	13,413,596	13,360,292	14,624,700

Net Assets — End of Year or Period	$4,687,844	$4,112,225	$15,345,638	$12,191,148	$19,803,264	$13,360,292

The accompanying notes are an integral part of these financial statements.

FSA-168

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	MFS® RESEARCH SERIES		MFS® VALUE SERIES		MULTIMANAGER AGGRESSIVE EQUITY*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(15,523)	$(18,558)	$258,581	$62,105	$(120,887)	$(237,372)
Net realized gain (loss)	309,326	327,611	1,577,051	2,108,494	2,704,267	3,498,561
Net change in unrealized appreciation (depreciation) of investments	450,515	(470,757)	5,643,365	(5,379,537)	2,408,380	(3,575,300)

Net increase (decrease) in net assets resulting from operations	744,318	(161,704)	7,478,997	(3,208,938)	4,991,760	(314,111)

From Contractowners Transactions:
Payments received from contractowners	317,839	487,594	4,825,104	5,784,722	1,244,555	836,847
Transfers between Variable Investment Options including guaranteed interest account, net	(280,011)	(35,100)	(259,988)	273,060	346,274	604,011
Redemptions for contract benefits and terminations	(151,467)	(38,785)	(1,850,310)	(1,036,678)	(1,060,551)	(1,204,532)
Contract maintenance charges	(184)	(85)	(2,836)	(1,313)	(274,575)	(268,340)

Net increase (decrease) in net assets resulting from contractowners transactions	(113,823)	413,624	2,711,970	5,019,791	255,703	(32,014)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	99	149	—	—

Net Increase (Decrease) in Net Assets	630,495	251,920	10,191,066	1,811,002	5,247,463	(346,125)
Net Assets — Beginning of Year or Period	2,581,809	2,329,889	25,658,982	23,847,980	15,804,189	16,150,314

Net Assets — End of Year or Period	$3,212,304	$2,581,809	$35,850,048	$25,658,982	$21,051,652	$15,804,189

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-169

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	MULTIMANAGER CORE BOND*		MULTIMANAGER MID CAP GROWTH*		MULTIMANAGER MID CAP VALUE*
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$692,759	$1,359,282	$(321,940)	$(446,473)	$(5,329)	$(79,274)
Net realized gain (loss)	523,062	(1,568,608)	185,304	5,023,498	1,108,675	1,397,628
Net change in unrealized appreciation (depreciation) of investments	4,618,795	(2,038,212)	6,611,769	(7,397,940)	1,008,558	(2,859,285)

Net increase (decrease) in net assets resulting from operations	5,834,616	(2,247,538)	6,475,133	(2,820,915)	2,111,904	(1,540,931)

From Contractowners Transactions:
Payments received from contractowners	1,675,659	1,206,217	1,125,864	1,158,905	295,651	410,919
Transfers between Variable Investment Options including guaranteed interest account, net	7,800,097	(4,852,412)	(8,909,252)	11,475,253	337,616	(702,278)
Redemptions for contract benefits and terminations	(8,295,968)	(7,436,002)	(2,480,653)	(3,308,156)	(899,242)	(591,377)
Contract maintenance charges	(2,201,046)	(2,341,928)	(274,132)	(280,565)	(143,343)	(151,062)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,021,258)	(13,424,125)	(10,538,173)	9,045,437	(409,318)	(1,033,798)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(6)	—	—	196	—	—

Net Increase (Decrease) in Net Assets	4,813,352	(15,671,663)	(4,063,040)	6,224,718	1,702,586	(2,574,729)
Net Assets — Beginning of Year or Period	98,285,479	113,957,142	26,787,570	20,562,852	9,206,127	11,780,856

Net Assets — End of Year or Period	$103,098,831	$98,285,479	$22,724,530	$26,787,570	$10,908,713	$9,206,127

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-170

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	MULTIMANAGER TECHNOLOGY*		NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO		NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(706,650)	$(566,541)	$(45,544)	$(50,027)	$(31,267)	$(33,638)
Net realized gain (loss)	9,075,634	9,364,691	221,179	101,909	9,106	77,389
Net change in unrealized appreciation (depreciation) of investments	9,809,083	(9,682,364)	750,061	(858,981)	380,140	(257,234)

Net increase (decrease) in net assets resulting from operations	18,178,067	(884,214)	925,696	(807,099)	357,979	(213,483)

From Contractowners Transactions:
Payments received from contractowners	6,787,921	9,912,203	457,809	473,690	222,513	536,602
Transfers between Variable Investment Options including guaranteed interest account, net	575,026	3,838,019	(272,493)	264,525	28,274	52,447
Redemptions for contract benefits and terminations	(3,248,643)	(4,099,762)	(256,713)	(567,659)	(160,255)	(115,234)
Contract maintenance charges	(329,449)	(311,960)	(407)	(329)	(203)	(186)

Net increase (decrease) in net assets resulting from contractowners transactions	3,784,855	9,338,500	(71,804)	170,227	90,329	473,629

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	153	265	(8)	—	—	10

Net Increase (Decrease) in Net Assets	21,963,075	8,454,551	853,884	(636,872)	448,308	260,156
Net Assets — Beginning of Year or Period	48,901,959	40,447,408	3,616,508	4,253,380	2,550,956	2,290,800

Net Assets — End of Year or Period	$70,865,034	$48,901,959	$4,470,392	$3,616,508	$2,999,264	$2,550,956

The accompanying notes are an integral part of these financial statements.

*	Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

FSA-171

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO		PIMCO EMERGING MARKETS BOND PORTFOLIO		PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$473,013	$93,207	$519,856	$498,636	$54,913	$221,690
Net realized gain (loss)	(2,098,162)	(2,003,380)	(197,026)	(528,226)	(37,592)	11,511
Net change in unrealized appreciation (depreciation) of investments	3,114,277	(842,448)	1,848,871	(1,220,274)	198,897	(470,330)

Net increase (decrease) in net assets resulting from operations	1,489,128	(2,752,621)	2,171,701	(1,249,864)	216,218	(237,129)

From Contractowners Transactions:
Payments received from contractowners	1,366,161	1,643,239	551,653	728,883	1,141,449	920,264
Transfers between Variable Investment Options including guaranteed interest account, net	(302,084)	1,335,314	(99,548)	(901,861)	352,214	242,903
Redemptions for contract benefits and terminations	(1,804,828)	(1,694,305)	(2,364,890)	(1,840,632)	(308,030)	(171,535)
Contract maintenance charges	(1,803)	(1,935)	(1,988)	(1,977)	(305)	(103)

Net increase (decrease) in net assets resulting from contractowners transactions	(742,554)	1,282,313	(1,914,773)	(2,015,587)	1,185,328	991,529

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	5	6	—	900

Net Increase (Decrease) in Net Assets	746,574	(1,470,308)	256,933	(3,265,445)	1,401,546	755,300
Net Assets — Beginning of Year or Period	15,424,210	16,894,518	17,188,372	20,453,817	4,062,179	3,306,879

Net Assets — End of Year or Period	$16,170,784	$15,424,210	$17,445,305	$17,188,372	$5,463,725	$4,062,179

The accompanying notes are an integral part of these financial statements.

FSA-172

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO		PIMCO INCOME PORTFOLIO(a)		PROFUND VP BEAR
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$21,781	$5,612	$110,577	$718	$(1,252)	$(2,098)
Net realized gain (loss)	2,733	153,169	11,726	1,744	(61,744)	1,102
Net change in unrealized appreciation (depreciation) of investments	267,741	(270,369)	163,758	(120)	30,242	4,664

Net increase (decrease) in net assets resulting from operations	292,255	(111,588)	286,061	2,342	(32,754)	3,668

From Contractowners Transactions:
Payments received from contractowners	1,207,393	303,207	9,133,183	347,762	157,773	1,059
Transfers between Variable Investment Options including guaranteed interest account, net	(13,022)	(162,694)	3,467,370	67,222	(233,769)	78,498
Redemptions for contract benefits and terminations	(144,612)	(58,798)	(513,729)	(2,712)	(25,971)	(5,603)
Contract maintenance charges	(52)	(13)	(40)	—	(105)	(103)

Net increase (decrease) in net assets resulting from contractowners transactions	1,049,707	81,702	12,086,784	412,272	(102,072)	73,851

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	88	27	738	18	10	(10)

Net Increase (Decrease) in Net Assets	1,342,050	(29,859)	12,373,583	414,632	(134,816)	77,509
Net Assets — Beginning of Year or Period	1,476,224	1,506,083	414,632	—	200,435	122,926

Net Assets — End of Year or Period	$2,818,274	$1,476,224	$12,788,215	$414,632	$65,619	$200,435

The accompanying notes are an integral part of these financial statements.

(a)	Units were made available on October 22, 2018.

FSA-173

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	PROFUND VP BIOTECHNOLOGY		PUTNAM VT DIVERSIFIED INCOME FUND		PUTNAM VT GLOBAL ASSET ALLOCATION FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(575,017)	$(670,599)	$434,405	$211,387	$13,229	$24,614
Net realized gain (loss)	522,320	1,012,738	5,202	335,524	134,686	330,731
Net change in unrealized appreciation (depreciation) of investments	5,622,015	(3,948,048)	1,763,010	(1,116,597)	504,554	(752,358)

Net increase (decrease) in net assets resulting from operations	5,569,318	(3,605,909)	2,202,617	(569,686)	652,469	(397,013)

From Contractowners Transactions:
Payments received from contractowners	1,328,441	2,052,029	5,114,137	6,464,350	324,355	944,394
Transfers between Variable Investment Options including guaranteed interest account, net	(1,783,663)	(1,886,995)	4,150,287	6,285,081	104,584	(433,589)
Redemptions for contract benefits and terminations	(4,367,575)	(4,115,957)	(1,278,457)	(3,435,874)	(535,707)	(266,942)
Contract maintenance charges	(5,061)	(5,593)	(1,313)	(692)	(175)	(64)

Net increase (decrease) in net assets resulting from contractowners transactions	(4,827,858)	(3,956,516)	7,984,654	9,312,865	(106,943)	243,799

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	273	312	(6)	7

Net Increase (Decrease) in Net Assets	741,460	(7,562,425)	10,187,544	8,743,491	545,520	(153,207)
Net Assets — Beginning of Year or Period	40,884,703	48,447,128	19,123,957	10,380,466	4,154,899	4,308,106

Net Assets — End of Year or Period	$41,626,163	$40,884,703	$29,311,501	$19,123,957	$4,700,419	$4,154,899

The accompanying notes are an integral part of these financial statements.

FSA-174

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	PUTNAM VT MULTI- ASSET ABSOLUTE RETURN FUND		PUTNAM VT RESEARCH FUND		QS LEGG MASON DYNAMIC MULTI- STRATEGY VIT PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(30,799)	$(20,755)	$(786)	$(8,222)	$33,364	$8,585
Net realized gain (loss)	(37,585)	79,077	165,517	16,510	(3,111)	(5,952)
Net change in unrealized appreciation (depreciation) of investments	161,987	(294,648)	235,941	(89,476)	458,502	(325,224)

Net increase (decrease) in net assets resulting from operations	93,603	(236,326)	400,672	(81,188)	488,755	(322,591)

From Contractowners Transactions:
Payments received from contractowners	817,391	323,161	186,894	216,612	568,271	168,673
Transfers between Variable Investment Options including guaranteed interest account, net	(790,060)	(91,211)	240,776	537,643	(17,658)	(50,667)
Redemptions for contract benefits and terminations	(243,970)	(183,103)	(41,007)	(10,777)	(222,666)	(176,521)
Contract maintenance charges	(255)	(158)	(57)	(8)	(585)	(632)

Net increase (decrease) in net assets resulting from contractowners transactions	(216,894)	48,689	386,606	743,470	327,362	(59,147)

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	(14)	23	21	7	—

Net Increase (Decrease) in Net Assets	(123,291)	(187,651)	787,301	662,303	816,124	(381,738)
Net Assets — Beginning of Year or Period	2,427,275	2,614,926	1,128,261	465,958	3,428,897	3,810,635

Net Assets — End of Year or Period	$2,303,984	$2,427,275	$1,915,562	$1,128,261	$4,245,021	$3,428,897

The accompanying notes are an integral part of these financial statements.

FSA-175

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	SEI VP BALANCED STRATEGY FUND		SEI VP CONSERVATIVE STRATEGY FUND		SEI VP MARKET GROWTH STRATEGY FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$126,678	$77,648	$107,386	$34,213	$98,712	$54,898
Net realized gain (loss)	303,843	128,068	125,174	224,444	181,308	68,700
Net change in unrealized appreciation (depreciation) of investments	757,199	(948,943)	583,490	(662,028)	816,288	(840,610)

Net increase (decrease) in net assets resulting from operations	1,187,720	(743,227)	816,050	(403,371)	1,096,308	(717,012)

From Contractowners Transactions:
Payments received from contractowners	40,732	963,195	248,416	1,527,103	98,233	434,334
Transfers between Variable Investment Options including guaranteed interest account, net	(130,937)	(105,508)	82,864	(562,901)	(877,152)	(54,694)
Redemptions for contract benefits and terminations	(2,332,581)	(664,666)	(1,839,576)	(1,305,020)	(484,765)	(413,908)
Contract maintenance charges	(316)	(186)	(281)	(252)	(308)	(181)

Net increase (decrease) in net assets resulting from contractowners transactions	(2,423,102)	192,835	(1,508,577)	(341,070)	(1,263,992)	(34,449)

Net Increase (Decrease) in Net Assets	(1,235,382)	(550,392)	(692,527)	(744,441)	(167,684)	(751,461)
Net Assets — Beginning of Year or Period	8,526,670	9,077,062	11,040,010	11,784,451	6,916,097	7,667,558

Net Assets — End of Year or Period	$7,291,288	$8,526,670	$10,347,483	$11,040,010	$6,748,413	$6,916,097

The accompanying notes are an integral part of these financial statements.

FSA-176

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	SEI VP MARKET PLUS STRATEGY FUND		SEI VP MODERATE STRATEGY FUND		T. ROWE PRICE EQUITY INCOME PORTFOLIO
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$23,237	$21,347	$141,127	$60,657	$135,950	$73,461
Net realized gain (loss)	235,586	23,170	286,676	278,901	805,071	1,064,674
Net change in unrealized appreciation (depreciation) of investments	178,612	(386,224)	585,964	(792,852)	1,990,070	(2,351,399)

Net increase (decrease) in net assets resulting from operations	437,435	(341,707)	1,013,767	(453,294)	2,931,091	(1,213,264)

From Contractowners Transactions:
Payments received from contractowners	300,571	920,772	181,716	1,457,558	3,693,043	3,988,470
Transfers between Variable Investment Options including guaranteed interest account, net	(1,013,481)	207,526	(322,091)	(72,776)	116,023	679,338
Redemptions for contract benefits and terminations	(177,101)	(255,184)	(894,557)	(680,607)	(870,817)	(437,591)
Contract maintenance charges	(111)	(54)	(518)	(434)	(543)	(217)

Net increase (decrease) in net assets resulting from contractowners transactions	(890,122)	873,060	(1,035,450)	703,741	2,937,706	4,230,000

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	(9)	9	—	—	97	142

Net Increase (Decrease) in Net Assets	(452,696)	531,362	(21,683)	250,447	5,868,894	3,016,878
Net Assets — Beginning of Year or Period	2,603,770	2,072,408	8,699,299	8,448,852	10,746,281	7,729,403

Net Assets — End of Year or Period	$2,151,074	$2,603,770	$8,677,616	$8,699,299	$16,615,175	$10,746,281

The accompanying notes are an integral part of these financial statements.

FSA-177

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	TEMPLETON DEVELOPING MARKETS VIP FUND		TEMPLETON FOREIGN VIP FUND		TEMPLETON GLOBAL BOND VIP FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$(51,783)	$(77,047)	$20,682	$97,780	$7,435,077	$(1,838,662)
Net realized gain (loss)	570,145	707,594	(204,893)	(94,940)	(2,272,527)	(2,231,393)
Net change in unrealized appreciation (depreciation) of investments	2,247,743	(3,232,819)	830,590	(1,358,189)	(4,304,971)	4,812,908

Net increase (decrease) in net assets resulting from operations	2,766,105	(2,602,272)	646,379	(1,355,349)	857,579	742,853

From Contractowners Transactions:
Payments received from contractowners	455,977	852,732	54,599	242,393	8,553,200	8,842,225
Transfers between Variable Investment Options including guaranteed interest account, net	(259,234)	583,410	(213,244)	(249,373)	(2,205,766)	(2,459,985)
Redemptions for contract benefits and terminations	(1,247,885)	(1,281,870)	(706,678)	(923,208)	(13,811,756)	(11,168,893)
Contract maintenance charges	(1,566)	(1,655)	(691)	(855)	(14,326)	(14,714)

Net increase (decrease) in net assets resulting from contractowners transactions	(1,052,708)	152,617	(866,014)	(931,043)	(7,478,648)	(4,801,367)

Net Increase (Decrease) in Net Assets	1,713,397	(2,449,655)	(219,635)	(2,286,392)	(6,621,069)	(4,058,514)
Net Assets — Beginning of Year or Period	11,726,532	14,176,187	6,348,011	8,634,403	130,389,748	134,448,262

Net Assets — End of Year or Period	$13,439,929	$11,726,532	$6,128,376	$6,348,011	$123,768,679	$130,389,748

The accompanying notes are an integral part of these financial statements.

FSA-178

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

	TEMPLETON GROWTH VIP FUND		VANECK VIP GLOBAL HARD ASSETS FUND		VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND
	2019	2018	2019	2018	2019	2018
Increase (Decrease) in Net Assets
From Operations:
Net investment income (loss)	$17,323	$9,998	$(229,123)	$(324,324)	$(8,139)	$56,552
Net realized gain (loss)	162,996	228,914	(1,425,318)	(718,721)	18,497	11,926
Net change in unrealized appreciation (depreciation) of investments	(9,549)	(508,348)	3,251,343	(6,116,674)	94,993	(141,080)

Net increase (decrease) in net assets resulting from operations	170,770	(269,436)	1,596,902	(7,159,719)	105,351	(72,602)

From Contractowners Transactions:
Payments received from contractowners	5,296	6,060	486,080	1,053,190	122,622	151,593
Transfers between Variable Investment Options including guaranteed interest account, net	(20,599)	(8,853)	(583,155)	(1,066,561)	(143,042)	30,000
Redemptions for contract benefits and terminations	(242,469)	(307,837)	(2,033,924)	(2,059,341)	(102,158)	(54,886)
Contract maintenance charges	(162)	(194)	(2,490)	(3,254)	(38)	(20)

Net increase (decrease) in net assets resulting from contractowners transactions	(257,934)	(310,824)	(2,133,489)	(2,075,966)	(122,616)	126,687

Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70	—	—	—	—	—	58

Net Increase (Decrease) in Net Assets	(87,164)	(580,260)	(536,587)	(9,235,685)	(17,265)	54,143
Net Assets — Beginning of Year or Period	1,380,903	1,961,163	16,814,754	26,050,439	994,180	940,037

Net Assets — End of Year or Period	$1,293,739	$1,380,903	$16,278,167	$16,814,754	$976,915	$994,180

The accompanying notes are an integral part of these financial statements.

FSA-179

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

The change in units outstanding for the years or periods ended December 31, 2019 and 2018 were as follows:

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

1290 VT CONVERTIBLE SECURITIES	IB	57	(65)	(8)	177	(60)	117

1290 VT DOUBLELINE DYNAMIC ALLOCATION	IB	186	(141)	45	62	(126)	(64)

1290 VT DOUBLELINE OPPORTUNISTIC BOND	IB	845	(418)	427	615	(265)	350

1290 VT ENERGY	IB	115	(107)	8	130	(107)	23

1290 VT EQUITY INCOME	IA	56	(143)	(87)	44	(146)	(102)
1290 VT EQUITY INCOME	IB	173	(297)	(124)	82	(325)	(243)

1290 VT GAMCO MERGERS & ACQUISITIONS	IA	57	(132)	(75)	76	(124)	(48)
1290 VT GAMCO MERGERS & ACQUISITIONS	IB	128	(74)	54	133	(42)	91

1290 VT GAMCO SMALL COMPANY VALUE	IA	273	(937)	(664)	432	(844)	(412)
1290 VT GAMCO SMALL COMPANY VALUE	IB	744	(365)	379	897	(251)	646

1290 VT HIGH YIELD BOND	IB	594	(239)	355	347	(269)	78

1290 VT LOW VOLATILITY GLOBAL EQUITY	IB	122	(133)	(11)	102	(25)	77

1290 VT MICRO CAP	IB	87	(15)	72	8	—	8

1290 VT MODERATE GROWTH ALLOCATION	IB	1,725	(6)	1,719	—	—	—

1290 VT MULTI-ALTERNATIVE STRATEGIES	IB	51	(2)	49	1	—	1

1290 VT NATURAL RESOURCES	IB	245	(174)	71	181	(122)	59

1290 VT REAL ESTATE	IB	296	(187)	109	125	(156)	(31)

1290 VT SMALL CAP VALUE	IB	187	(37)	150	13	—	13

1290 VT SMARTBETA EQUITY	IB	189	(132)	57	112	(21)	91

1290 VT SOCIALLY RESPONSIBLE	IB	143	(42)	101	227	(40)	187

7TWELVETM BALANCED PORTFOLIO	CLASS 4	71	(787)	(716)	286	(1,136)	(850)

AB VPS BALANCED WEALTH STRATEGY PORTFOLIO	CLASS B	4	(77)	(73)	12	(42)	(30)

AB VPS GLOBAL THEMATIC GROWTH PORTFOLIO	CLASS B	35	(19)	16	48	(22)	26

AB VPS GROWTH AND INCOME PORTFOLIO	CLASS B	462	(175)	287	491	(57)	434

The accompanying notes are an integral part of these financial statements.

FSA-180

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

AB VPS INTERNATIONAL GROWTH PORTFOLIO	CLASS B	30	(120)	(90)	96	(160)	(64)

AB VPS SMALL/MID CAP VALUE PORTFOLIO	CLASS B	141	(63)	78	147	(62)	85

ALL ASSET GROWTH-ALT 20	IA	39	(246)	(207)	92	(173)	(81)
ALL ASSET GROWTH-ALT 20	IB	114	(170)	(56)	142	(150)	(8)

ALPS | RED ROCKS LISTED PRIVATE EQUITY PORTFOLIO	CLASS III	64	(69)	(5)	142	(50)	92

AMERICAN CENTURY VP INFLATION PROTECTION FUND	CLASS II	163	(140)	23	253	(63)	190

AMERICAN CENTURY VP LARGE COMPANY VALUE	CLASS II	14	(19)	(5)	4	(29)	(25)

AMERICAN FUNDS INSURANCE SERIES® ASSET ALLOCATION FUNDSM	CLASS 4	1,561	(568)	993	2,357	(469)	1,888

AMERICAN FUNDS INSURANCE SERIES® BOND FUNDSM	CLASS 4	725	(639)	86	353	(876)	(523)

AMERICAN FUNDS INSURANCE SERIES® GLOBAL GROWTH FUNDSM	CLASS 4	338	(159)	179	552	(219)	333

AMERICAN FUNDS INSURANCE SERIES® GLOBAL SMALL CAPITALIZATION FUNDSM	CLASS 4	257	(242)	15	306	(118)	188

AMERICAN FUNDS INSURANCE SERIES® GROWTH-INCOME FUNDSM	CLASS 4	504	(178)	326	711	(117)	594

AMERICAN FUNDS INSURANCE SERIES® INTERNATIONAL GROWTH AND INCOME FUNDSM	CLASS 4	240	(116)	124	255	(46)	209

AMERICAN FUNDS INSURANCE SERIES® MANAGED RISK ASSET ALLOCATION FUNDSM	CLASS P-2	69	(90)	(21)	65	(118)	(53)

AMERICAN FUNDS INSURANCE SERIES® NEW WORLD FUND®	CLASS 4	797	(707)	90	1,053	(427)	626

BLACKROCK GLOBAL ALLOCATION V.I. FUND	CLASS III	412	(1,354)	(942)	993	(1,487)	(494)

BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	CLASS III	305	(553)	(248)	759	(316)	443

CHARTERSM AGGRESSIVE GROWTH	B	669	(128)	541	263	(143)	120

CHARTERSM CONSERVATIVE	B	1,358	(626)	732	746	(557)	189

CHARTERSM GROWTH	B	1,045	(222)	823	332	(84)	248

CHARTERSM MODERATE	B	787	(505)	282	469	(362)	107

CHARTERSM MODERATE GROWTH	B	528	(303)	225	927	(359)	568

CHARTERSM MULTI-SECTOR BOND	B	34	(37)	(3)	8	(36)	(28)

The accompanying notes are an integral part of these financial statements.

FSA-181

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

CHARTERSM SMALL CAP GROWTH	B	234	(226)	8	249	(304)	(55)

CHARTERSM SMALL CAP VALUE	B	167	(332)	(165)	400	(237)	163

CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	CLASS II	181	(491)	(310)	337	(503)	(166)

CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	CLASS II	162	(72)	90	187	(75)	112

CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	CLASS II	623	(277)	346	537	(268)	269

CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	CLASS II	39	(24)	15	47	(16)	31

DELAWARE VIP® DIVERSIFIED INCOME SERIES	SERVICE CLASS	526	(274)	252	349	(188)	161

DELAWARE VIP® EMERGING MARKETS SERIES	SERVICE CLASS	242	(106)	136	229	(57)	172

DELAWARE VIP® LIMITED-TERM DIVERSIFIED INCOME SERIES	SERVICE CLASS	300	(183)	117	263	(284)	(21)

EATON VANCE VT FLOATING-RATE INCOME FUND	INITIAL CLASS	1,067	(783)	284	2,263	(522)	1,741

EQ/400 MANAGED VOLATILITY	IB	193	(497)	(304)	166	(668)	(502)

EQ/500 MANAGED VOLATILITY	IB	454	(1,320)	(866)	333	(1,615)	(1,282)

EQ/2000 MANAGED VOLATILITY	IB	245	(516)	(271)	329	(685)	(356)

EQ/AB DYNAMIC AGGRESSIVE GROWTH	IB	9,370	(171)	9,199	8,949	(67)	8,882

EQ/AB DYNAMIC GROWTH	IB	6,828	(1,108)	5,720	12,333	(1,247)	11,086

EQ/AB DYNAMIC MODERATE GROWTH	IB	21,169	(23,658)	(2,489)	12,169	(30,632)	(18,463)

EQ/AB SHORT DURATION GOVERNMENT BOND	IB	478	(172)	306	169	(51)	118

EQ/AB SMALL CAP GROWTH	IA	254	(338)	(84)	249	(359)	(110)
EQ/AB SMALL CAP GROWTH	IB	481	(201)	280	419	(183)	236

EQ/AGGRESSIVE ALLOCATION	A	43	(196)	(153)	55	(103)	(48)
EQ/AGGRESSIVE ALLOCATION	B	217	(146)	71	320	(169)	151

EQ/AGGRESSIVE GROWTH STRATEGY	IB	25,920	(16,387)	9,533	29,016	(18,742)	10,274

EQ/AMERICAN CENTURY MID CAP VALUE	IB	650	(698)	(48)	7,023	(135)	6,888

EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION	IB	2,380	(130)	2,250	—	—	—

EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION	IB	766	(19)	747	—	—	—

The accompanying notes are an integral part of these financial statements.

FSA-182

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

EQ/BALANCED STRATEGY	IB	19,211	(20,237)	(1,026)	12,875	(26,338)	(13,463)

EQ/BLACKROCK BASIC VALUE EQUITY	IA	234	(687)	(453)	318	(812)	(494)
EQ/BLACKROCK BASIC VALUE EQUITY	IB	384	(228)	156	422	(127)	295

EQ/CAPITAL GUARDIAN RESEARCH	IA	22	(106)	(84)	27	(84)	(57)
EQ/CAPITAL GUARDIAN RESEARCH	IB	18	(35)	(17)	12	(55)	(43)

EQ/CLEARBRIDGE LARGE CAP GROWTH	IB	360	(584)	(224)	276	(666)	(390)

EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	IA	105	(30)	75	97	(11)	86
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	IB	17	(28)	(11)	12	(22)	(10)

EQ/COMMON STOCK INDEX	IA	292	(178)	114	271	(173)	98
EQ/COMMON STOCK INDEX	IB	301	(182)	119	587	(122)	465

EQ/CONSERVATIVE GROWTH STRATEGY	IB	14,942	(12,480)	2,462	7,526	(17,839)	(10,313)

EQ/CONSERVATIVE STRATEGY	IB	17,933	(14,096)	3,837	10,641	(20,183)	(9,542)

EQ/CORE BOND INDEX	IB	3,868	(4,617)	(749)	2,744	(5,547)	(2,803)

EQ/EMERGING MARKETS EQUITY PLUS	IB	172	(180)	(8)	407	(279)	128

EQ/EQUITY 500 INDEX	IA	1,027	(991)	36	1,201	(985)	216
EQ/EQUITY 500 INDEX	IB	2,393	(625)	1,768	2,260	(500)	1,760

EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	IB	356	(1,110)	(754)	8,234	(218)	8,016

EQ/FIRST TRUST MODERATE GROWTH ALLOCATION	IB	2,208	(56)	2,152	—	—	—

EQ/FRANKLIN BALANCED MANAGED VOLATILITY	IA	49	(102)	(53)	57	(802)	(745)
EQ/FRANKLIN BALANCED MANAGED VOLATILITY	IB	74	(54)	20	51	(71)	(20)

EQ/FRANKLIN RISING DIVIDENDS	IB	744	(499)	245	5,289	(135)	5,154

EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	IA	6	(22)	(16)	3	(35)	(32)
EQ/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY	IB	60	(72)	(12)	46	(115)	(69)

EQ/FRANKLIN STRATEGIC INCOME	IB	410	(523)	(113)	4,541	(119)	4,422

EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	IA	7	(85)	(78)	24	(98)	(74)
EQ/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY	IB	48	(85)	(37)	24	(78)	(54)

EQ/GLOBAL BOND PLUS	IA	20	(101)	(81)	47	(88)	(41)
EQ/GLOBAL BOND PLUS	IB	83	(88)	(5)	36	(107)	(71)

The accompanying notes are an integral part of these financial statements.

FSA-183

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

EQ/GLOBAL EQUITY MANAGED VOLATILITY	IA	14	(63)	(49)	13	(65)	(52)
EQ/GLOBAL EQUITY MANAGED VOLATILITY	IB	29	(44)	(15)	21	(83)	(62)

EQ/GOLDMAN SACHS GROWTH ALLOCATION	IB	5,963	(78)	5,885	—	—	—

EQ/GOLDMAN SACHS MID CAP VALUE	IB	60	(186)	(126)	1,286	(35)	1,251

EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION	IB	7,009	(684)	6,325	8,560	(724)	7,836

EQ/GROWTH STRATEGY	IB	22,394	(19,964)	2,430	21,682	(22,835)	(1,153)

EQ/INTERMEDIATE GOVERNMENT BOND	IB	2,564	(2,763)	(199)	1,555	(2,645)	(1,090)

EQ/INTERNATIONAL CORE MANAGED VOLATILITY	IA	54	(89)	(35)	52	(49)	3
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	IB	119	(108)	11	84	(138)	(54)

EQ/INTERNATIONAL EQUITY INDEX	IA	216	(372)	(156)	460	(404)	56
EQ/INTERNATIONAL EQUITY INDEX	IB	418	(213)	205	576	(465)	111

EQ/INTERNATIONAL MANAGED VOLATILITY	IB	334	(1,446)	(1,112)	647	(1,450)	(803)

EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	IA	13	(41)	(28)	6	(50)	(44)

EQ/INVESCO COMSTOCK	IA	315	(284)	31	612	(188)	424
EQ/INVESCO COMSTOCK	IB	63	(83)	(20)	36	(118)	(82)

EQ/INVESCO GLOBAL REAL ESTATE	IB	335	(684)	(349)	4,742	(151)	4,591

EQ/INVESCO INTERNATIONAL GROWTH	IB	227	(536)	(309)	3,604	(113)	3,491

EQ/INVESCO MODERATE ALLOCATION	IB	2,524	(616)	1,908	4,124	(553)	3,571

EQ/INVESCO MODERATE GROWTH ALLOCATION	IB	2,661	(6)	2,655	—	—	—

EQ/JANUS ENTERPRISE	IA	206	(251)	(45)	234	(235)	(1)
EQ/JANUS ENTERPRISE	IB	319	(209)	110	272	(174)	98

EQ/JPMORGAN GROWTH ALLOCATION	IB	7,984	(63)	7,921	7,302	(60)	7,242

EQ/JPMORGAN VALUE OPPORTUNITIES	IA	79	(142)	(63)	93	(111)	(18)
EQ/JPMORGAN VALUE OPPORTUNITIES	IB	553	(91)	462	73	(78)	(5)

EQ/LARGE CAP CORE MANAGED VOLATILITY	IB	35	(70)	(35)	17	(103)	(86)

EQ/LARGE CAP GROWTH INDEX	IA	575	(303)	272	252	(236)	16
EQ/LARGE CAP GROWTH INDEX	IB	417	(237)	180	530	(224)	306

The accompanying notes are an integral part of these financial statements.

FSA-184

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

EQ/LARGE CAP GROWTH MANAGED VOLATILITY	IA	7	(30)	(23)	35	(74)	(39)
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	IB	62	(106)	(44)	52	(150)	(98)

EQ/LARGE CAP VALUE INDEX	IA	486	(231)	255	183	(205)	(22)
EQ/LARGE CAP VALUE INDEX	IB	420	(158)	262	386	(98)	288

EQ/LARGE CAP VALUE MANAGED VOLATILITY	IA	45	(68)	(23)	63	(71)	(8)
EQ/LARGE CAP VALUE MANAGED VOLATILITY	IB	87	(99)	(12)	47	(174)	(127)

EQ/LAZARD EMERGING MARKETS EQUITY	IB	693	(1,207)	(514)	8,039	(208)	7,831

EQ/LEGG MASON GROWTH ALLOCATION	IB	2,165	(33)	2,132	—	—	—

EQ/LEGG MASON MODERATE ALLOCATION	IB	2,478	(598)	1,880	4,887	(216)	4,671

EQ/LOOMIS SAYLES GROWTH	IA	215	(338)	(123)	378	(254)	124
EQ/LOOMIS SAYLES GROWTH	IB	355	(224)	131	554	(248)	306

EQ/MFS INTERNATIONAL GROWTH	IA	379	(271)	108	570	(211)	359
EQ/MFS INTERNATIONAL GROWTH	IB	670	(266)	404	517	(197)	320

EQ/MFS INTERNATIONAL VALUE	IB	832	(1,554)	(722)	13,868	(375)	13,493

EQ/MFS MID CAP FOCUSED GROWTH	IB	335	(321)	14	2,395	(49)	2,346

EQ/MFS TECHNOLOGY	IB	475	(244)	231	1,144	(76)	1,068

EQ/MFS UTILITIES SERIES	IB	439	(441)	(2)	3,148	(100)	3,048

EQ/MID CAP INDEX	IA	212	(304)	(92)	493	(499)	(6)
EQ/MID CAP INDEX	IB	610	(259)	351	682	(169)	513

EQ/MID CAP VALUE MANAGED VOLATILITY	IA	28	(32)	(4)	42	(30)	12
EQ/MID CAP VALUE MANAGED VOLATILITY	IB	33	(47)	(14)	19	(94)	(75)

EQ/MODERATE ALLOCATION	A	522	(1,107)	(585)	887	(850)	37
EQ/MODERATE ALLOCATION	B	1,471	(432)	1,039	1,663	(398)	1,265

EQ/MODERATE GROWTH STRATEGY	IB	22,887	(40,048)	(17,161)	19,854	(43,671)	(23,817)

EQ/MODERATE-PLUS ALLOCATION	A	78	(422)	(344)	137	(306)	(169)
EQ/MODERATE-PLUS ALLOCATION	B	842	(246)	596	876	(289)	587

The accompanying notes are an integral part of these financial statements.

FSA-185

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

EQ/MONEY MARKET	IA	7,593	(6,444)	1,149	5,707	(5,736)	(29)
EQ/MONEY MARKET	IB	11,921	(10,481)	1,440	9,697	(9,868)	(171)

EQ/OPPENHEIMER GLOBAL	IA	223	(423)	(200)	563	(849)	(286)
EQ/OPPENHEIMER GLOBAL	IB	386	(242)	144	614	(177)	437

EQ/PIMCO GLOBAL REAL RETURN	IB	603	(420)	183	709	(291)	418

EQ/PIMCO REAL RETURN	IB	223	(744)	(521)	4,511	(146)	4,365

EQ/PIMCO TOTAL RETURN	IB	3,053	(1,802)	1,251	14,893	(372)	14,521

EQ/PIMCO ULTRA SHORT BOND	IA	609	(778)	(169)	856	(563)	293
EQ/PIMCO ULTRA SHORT BOND	IB	746	(780)	(34)	1,051	(135)	916

EQ/QUALITY BOND PLUS	IB	705	(819)	(114)	659	(867)	(208)

EQ/SCIENCE AND TECHNOLOGY	IB	503	(499)	4	3,841	(61)	3,780

EQ/SMALL COMPANY INDEX	IA	195	(498)	(303)	496	(255)	241
EQ/SMALL COMPANY INDEX	IB	480	(191)	289	467	(346)	121

EQ/T. ROWE PRICE GROWTH STOCK	IA	787	(548)	239	771	(901)	(130)
EQ/T. ROWE PRICE GROWTH STOCK	IB	1,072	(431)	641	1,289	(462)	827

EQ/T. ROWE PRICE HEALTH SCIENCES	IB	654	(706)	(52)	5,415	(112)	5,303

EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	IA	2	(31)	(29)	3	(28)	(25)
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY	IB	221	(229)	(8)	108	(251)	(143)

EQ/UBS GROWTH & INCOME	IB	117	(219)	(102)	45	(184)	(139)

EQ/ULTRA CONSERVATIVE STRATEGY	IB	65,147	(129,348)	(64,201)	105,796	(9,634)	96,162

EQ/WELLINGTON ENERGY	IB	553	(599)	(46)	3,398	(150)	3,248

FEDERATED HIGH INCOME BOND FUND II	SERVICE CLASS	653	(293)	360	639	(453)	186

FEDERATED KAUFMANN FUND II	SERVICE CLASS	466	(151)	315	423	(63)	360

FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	SERVICE CLASS 2	5	(7)	(2)	4	(19)	(15)

FIDELITY® VIP FREEDOM 2015 PORTFOLIO	SERVICE CLASS 2	9	(3)	6	—	(36)	(36)

FIDELITY® VIP FREEDOM 2020 PORTFOLIO	SERVICE CLASS 2	2	(19)	(17)	21	(5)	16

The accompanying notes are an integral part of these financial statements.

FSA-186

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

FIDELITY® VIP FREEDOM 2025 PORTFOLIO	SERVICE CLASS 2	5	(16)	(11)	21	(5)	16

FIDELITY® VIP FREEDOM 2030 PORTFOLIO	SERVICE CLASS 2	19	(14)	5	9	(15)	(6)

FIDELITY® VIP MID CAP PORTFOLIO	SERVICE CLASS 2	549	(507)	42	544	(444)	100

FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	SERVICE CLASS 2	2,371	(1,075)	1,296	2,260	(1,035)	1,225

FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	CLASS I	188	(65)	123	119	(91)	28

FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	CLASS I	1,089	(570)	519	632	(647)	(15)

FRANKLIN ALLOCATION VIP FUND	CLASS 2	186	(966)	(780)	935	(153)	782

FRANKLIN INCOME VIP FUND	CLASS 2	1,373	(925)	448	791	(730)	61

FRANKLIN MUTUAL SHARES VIP FUND	CLASS 2	92	(129)	(37)	66	(176)	(110)

GUGGENHEIM VIF GLOBAL MANAGED FUTURES STRATEGY FUND	COMMON SHARES	183	(210)	(27)	90	(66)	24

GUGGENHEIM VIF MULTI-HEDGE STRATEGIES FUND	COMMON SHARES	3	(14)	(11)	2	(4)	(2)

HARTFORD CAPITAL APPRECIATION HLS FUND	IC	123	(202)	(79)	229	(170)	59

HARTFORD GROWTH OPPORTUNITIES HLS FUND	IC	669	(315)	354	515	(304)	211

INVESCO V.I. AMERICAN FRANCHISE FUND	SERIES II	2	(7)	(5)	5	(3)	2

INVESCO V.I. BALANCED-RISK ALLOCATION FUND	SERIES II	262	(154)	108	191	(199)	(8)

INVESCO V.I. DIVERSIFIED DIVIDEND FUND	SERIES II	170	(501)	(331)	219	(717)	(498)

INVESCO V.I. EQUITY AND INCOME FUND	SERIES II	195	(78)	117	255	(80)	175

INVESCO V.I. HEALTH CARE FUND	SERIES II	183	(109)	74	165	(63)	102

INVESCO V.I. HIGH YIELD FUND	SERIES II	1,327	(970)	357	1,102	(1,138)	(36)

INVESCO V.I. MID CAP CORE EQUITY FUND	SERIES II	34	(88)	(54)	49	(67)	(18)

INVESCO V.I. SMALL CAP EQUITY FUND	SERIES II	224	(148)	76	231	(87)	144

IVY VIP ASSET STRATEGY	CLASS II	139	(472)	(333)	229	(355)	(126)

IVY VIP GLOBAL EQUITY INCOME	CLASS II	18	(139)	(121)	26	(114)	(88)

IVY VIP HIGH INCOME	CLASS II	377	(855)	(478)	528	(911)	(383)

IVY VIP NATURAL RESOURCES	CLASS II	55	(225)	(170)	133	(298)	(165)

The accompanying notes are an integral part of these financial statements.

FSA-187

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

IVY VIP SMALL CAP GROWTH	CLASS II	130	(316)	(186)	954	(557)	397

JANUS HENDERSON BALANCED PORTFOLIO	SERVICE SHARES	3,587	(449)	3,138	2,785	(402)	2,383

JANUS HENDERSON FLEXIBLE BOND PORTFOLIO	SERVICE SHARES	516	(347)	169	475	(579)	(104)

JANUS HENDERSON U.S. LOW VOLATILITY PORTFOLIO	SERVICE SHARES	399	(153)	246	190	(127)	63

JPMORGAN INSURANCE TRUST GLOBAL ALLOCATION PORTFOLIO	CLASS 2	288	(275)	13	573	(220)	353

JPMORGAN INSURANCE TRUST INCOME BUILDER PORTFOLIO	CLASS 2	547	(208)	339	651	(157)	494

LORD ABBETT SERIES FUND — BOND DEBENTURE PORTFOLIO	VC SHARES	2,181	(1,296)	885	2,232	(1,040)	1,192

LORD ABBETT SERIES FUND — GROWTH OPPORTUNITIES PORTFOLIO	VC SHARES	52	(94)	(42)	12	(50)	(38)

MFS® INVESTORS TRUST SERIES	SERVICE CLASS	123	(127)	(4)	126	(116)	10

MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	SERVICE CLASS	139	(95)	44	54	(103)	(49)

MFS® RESEARCH SERIES	SERVICE CLASS	33	(41)	(8)	51	(18)	33

MFS® VALUE SERIES	SERVICE CLASS	444	(240)	204	593	(197)	396

MULTIMANAGER AGGRESSIVE EQUITY	IB	83	(77)	6	108	(108)	—

MULTIMANAGER CORE BOND	IB	1,206	(1,268)	(62)	803	(1,810)	(1,007)

MULTIMANAGER MID CAP GROWTH	IB	117	(593)	(476)	686	(297)	389

MULTIMANAGER MID CAP VALUE	IB	56	(72)	(16)	301	(346)	(45)

MULTIMANAGER TECHNOLOGY	IB	644	(412)	232	1,075	(485)	590

NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	CLASS S	73	(79)	(6)	85	(70)	15

NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	CLASS S	49	(39)	10	75	(25)	50

PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	ADVISOR CLASS	320	(452)	(132)	518	(348)	170

PIMCO EMERGING MARKETS BOND PORTFOLIO	ADVISOR CLASS	143	(271)	(128)	131	(273)	(142)

PIMCO GLOBAL BOND OPPORTUNITIES PORTFOLIO (UNHEDGED)	ADVISOR CLASS	177	(61)	116	161	(67)	94

PIMCO GLOBAL MANAGED ASSET ALLOCATION PORTFOLIO	ADVISOR CLASS	134	(42)	92	38	(30)	8

PIMCO INCOME PORTFOLIO	ADVISOR CLASS	1,214	(64)	1,150	41	—	41

The accompanying notes are an integral part of these financial statements.

FSA-188

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2019 AND 2018

		2019			2018
	Share Class**	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)	Units Issued (000’s)	Units Redeemed (000’s)	Net Increase (Decrease) (000’s)

PROFUND VP BEAR	COMMON SHARES	172	(220)	(48)	574	(543)	31

PROFUND VP BIOTECHNOLOGY	COMMON SHARES	59	(210)	(151)	95	(217)	(122)

PUTNAM VT DIVERSIFIED INCOME FUND	CLASS IB	1,024	(279)	745	1,456	(572)	884

PUTNAM VT GLOBAL ASSET ALLOCATION FUND	CLASS IB	37	(46)	(9)	109	(89)	20

PUTNAM VT MULTI-ASSET ABSOLUTE RETURN FUND	CLASS IB	97	(120)	(23)	82	(76)	6

PUTNAM VT RESEARCH FUND	CLASS IB	33	(6)	27	61	(4)	57

QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	CLASS II	66	(33)	33	19	(27)	(8)

SEI VP BALANCED STRATEGY FUND	CLASS III	11	(223)	(212)	98	(80)	18

SEI VP CONSERVATIVE STRATEGY FUND	CLASS III	143	(282)	(139)	228	(259)	(31)

SEI VP MARKET GROWTH STRATEGY FUND	CLASS III	14	(124)	(110)	51	(55)	(4)

SEI VP MARKET PLUS STRATEGY FUND	CLASS III	29	(104)	(75)	101	(28)	73

SEI VP MODERATE STRATEGY FUND	CLASS III	34	(124)	(90)	148	(83)	65

T. ROWE PRICE EQUITY INCOME PORTFOLIO	CLASS II	373	(143)	230	406	(59)	347

TEMPLETON DEVELOPING MARKETS VIP FUND	CLASS 2	180	(275)	(95)	233	(238)	(5)

TEMPLETON FOREIGN VIP FUND	CLASS 2	44	(118)	(74)	52	(131)	(79)

TEMPLETON GLOBAL BOND VIP FUND	CLASS 2	989	(1,538)	(549)	1,186	(1,501)	(315)

TEMPLETON GROWTH VIP FUND	CLASS 2	11	(29)	(18)	4	(23)	(19)

VANECK VIP GLOBAL HARD ASSETS FUND	CLASS S	299	(645)	(346)	386	(644)	(258)

VANECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND	INITIAL CLASS	27	(41)	(14)	32	(18)	14

The accompanying notes are an integral part of these financial statements.

**	Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.

The — on the Units Issued and Units Redeemed section may represent no units issued and units redeemed or units issued and units redeemed of less than 500.

FSA-189

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements

December 31, 2019

1.	Organization

AXA Equitable Life Insurance Company (“AXA Equitable”) Separate Account No. 70 (“the Account”) is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”). The Account follows the investment company and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 — Investment Companies, which is part of accounting principles generally accepted in the United States of America (“GAAP”). The Account has Variable Investment Options, each of which invests in shares of a mutual fund portfolio of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), AB Variable Product Series Fund, Inc., ALPS Variable Investment Trust, American Century Variable Portfolios, Inc., American Funds Insurance Series®, AXA Premier VIP Trust (“VIP”), BlackRock Variable Series Funds, Inc., Delaware Variable Insurance Product (VIP)® Trust, Eaton Vance Variable Trust, EQ Advisors Trust (“EQAT”), Federated Insurance Series, Fidelity® Variable Insurance Products Fund, First Trust Variable Insurance Trust, Franklin Templeton Variable Insurance Products Trust, Guggenheim Variable Insurance Funds, Hartford, Ivy Variable Insurance Portfolios, Janus Aspen Series, JPMorgan Insurance Trust, Legg Mason Partners Variable Equity Trust, Lord Abbett Series Fund, Inc., MFS® Variable Insurance Trusts, Neuberger Berman Advisers Management Trust, Northern Lights Variable Trust, PIMCO Variable Insurance Trust, ProFunds VP, Putnam Variable Trust, SEI Insurance Products Trust, T. Rowe Price Equity Series, Inc., and VanEck VIP Trust, (collectively, “the Trusts”). The Trusts are open- ended investment management companies that sell shares of a portfolio (“Portfolio”) of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Variable Investment Options of the Account.

The Account consists of the Variable Investment Options listed below.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

•	Invesco V.I. American Franchise Fund
•	Invesco V.I. Balanced-Risk Allocation Fund
•	Invesco V.I. Diversified Dividend Fund
•	Invesco V.I. Equity and Income Fund
•	Invesco V.I. Health Care Fund
•	Invesco V.I. High Yield Fund
•	Invesco V.I. Mid Cap Core Equity Fund
•	Invesco V.I. Small Cap Equity Fund

AB Variable Product Series Fund, Inc.*

•	AB VPS Balanced Wealth Strategy Portfolio
•	AB VPS Global Thematic Growth Portfolio
•	AB VPS Growth and Income Portfolio
•	AB VPS International Growth Portfolio
•	AB VPS Small/Mid Cap Value Portfolio

ALPS Variable Investment Trust

•	ALPS I Red Rocks Listed Private Equity Portfolio

American Century Variable Portfolios, Inc.

•	American Century VP Inflation Protection Fund
•	American Century VP Large Company Value

American Funds Insurance Series®

•	American Funds Insurance Series® Asset Allocation FundSM
•	American Funds Insurance Series® Bond FundSM
•	American Funds Insurance Series® Global Growth FundSM
•	American Funds Insurance Series® Global Small Capitalization FundSM
•	American Funds Insurance Series® Growth-Income FundSM
•	American Funds Insurance Series® International Growth and Income FundSM
•	American Funds Insurance Series® Managed Risk Asset Allocation FundSM
•	American Funds Insurance Series® New World Fund®

AXA Premier VIP Trust*

•	CharterSM Aggressive Growth
•	CharterSM Conservative
•	CharterSM Growth
•	CharterSM Moderate
•	CharterSM Moderate Growth
•	CharterSM Multi-Sector Bond
•	CharterSM Small Cap Growth
•	CharterSM Small Cap Value
•	EQ/Aggressive Allocation(1)
•	EQ/Moderate Allocation(2)
•	EQ/Moderate-Plus Allocation(3)

BlackRock Variable Series Funds, Inc.

•	BlackRock Global Allocation V.I. Fund
•	BlackRock Large Cap Focus Growth V.I. Fund

Delaware Variable Insurance Product (VIP)® Trust

•	Delaware VIP® Diversified Income Series
•	Delaware VIP® Emerging Markets Series
•	Delaware VIP® Limited-Term Diversified Income Series

FSA-190

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

1.	Organization (Continued)

Eaton Vance Variable Trust

•	Eaton Vance VT Floating-Rate Income Fund

EQ Advisors Trust*

•	1290 VT Convertible Securities
•	1290 VT DoubleLine Dynamic Allocation
•	1290 VT DoubleLine Opportunistic Bond
•	1290 VT Energy
•	1290 VT Equity Income
•	1290 VT GAMCO Mergers & Acquisitions
•	1290 VT GAMCO Small Company Value
•	1290 VT High Yield Bond
•	1290 VT Low Volatility Global Equity
•	1290 VT Micro Cap
•	1290 VT Moderate Growth Allocation
•	1290 VT Multi-Alternative Strategies
•	1290 VT Natural Resources
•	1290 VT Real Estate
•	1290 VT Small Cap Value
•	1290 VT SmartBeta Equity
•	1290 VT Socially Responsible
•	All Asset Growth-Alt 20
•	EQ/400 Managed Volatility(4)
•	EQ/500 Managed Volatility(5)
•	EQ/2000 Managed Volatility(6)
•	EQ/AB Dynamic Aggressive Growth(7)
•	EQ/AB Dynamic Growth(8)
•	EQ/AB Dynamic Moderate Growth(9)
•	EQ/AB Short Duration Government Bond(10)
•	EQ/AB Small Cap Growth(11)
•	EQ/Aggressive Growth Strategy(12)
•	EQ/American Century Mid Cap Value
•	EQ/American Century Moderate Growth Allocation
•	EQ/AXA Investment Managers Moderate Allocation
•	EQ/Balanced Strategy(13)
•	EQ/BlackRock Basic Value Equity
•	EQ/Capital Guardian Research
•	EQ/ClearBridge Large Cap Growth(14)
•	EQ/ClearBridge Select Equity Managed Volatility
•	EQ/Common Stock Index
•	EQ/Conservative Growth Strategy(15)
•	EQ/Conservative Strategy(16)
•	EQ/Core Bond Index
•	EQ/Emerging Markets Equity PLUS
•	EQ/Equity 500 Index
•	EQ/Fidelity Institutional AM® Large Cap(17)
•	EQ/First Trust Moderate Growth Allocation
•	EQ/Franklin Balanced Managed Volatility(18)
•	EQ/Franklin Rising Dividends
•	EQ/Franklin Small Cap Value Managed Volatility(19)
•	EQ/Franklin Strategic Income
•	EQ/Franklin Templeton Allocation Managed Volatility(20)
•	EQ/Global Bond PLUS
•	EQ/Global Equity Managed Volatility(21)
•	EQ/Goldman Sachs Growth Allocation
•	EQ/Goldman Sachs Mid Cap Value
•	EQ/Goldman Sachs Moderate Growth Allocation(22)
•	EQ/Growth Strategy(23)
•	EQ/Intermediate Government Bond
•	EQ/International Core Managed Volatility(24)
•	EQ/International Equity Index
•	EQ/International Managed Volatility(25)
•	EQ/International Value Managed Volatility(26)
•	EQ/Invesco Comstock
•	EQ/Invesco Global Real Estate
•	EQ/Invesco International Growth
•	EQ/Invesco Moderate Allocation(27)
•	EQ/Invesco Moderate Growth Allocation
•	EQ/Janus Enterprise(28)
•	EQ/JPMorgan Growth Allocation(29)
•	EQ/JPMorgan Value Opportunities
•	EQ/Large Cap Core Managed Volatility(30)
•	EQ/Large Cap Growth Index
•	EQ/Large Cap Growth Managed Volatility(31)
•	EQ/Large Cap Value Index
•	EQ/Large Cap Value Managed Volatility(32)
•	EQ/Lazard Emerging Markets Equity
•	EQ/Legg Mason Growth Allocation
•	EQ/Legg Mason Moderate Allocation(33)
•	EQ/Loomis Sayles Growth(34)
•	EQ/MFS International Growth
•	EQ/MFS International Value
•	EQ/MFS Mid Cap Focused Growth(35)
•	EQ/MFS Technology
•	EQ/MFS Utilities Series
•	EQ/Mid Cap Index
•	EQ/Mid Cap Value Managed Volatility(36)
•	EQ/Moderate Growth Strategy(37)
•	EQ/Money Market
•	EQ/Morgan Stanley Small Cap Growth(44)
•	EQ/Oppenheimer Global
•	EQ/PIMCO Global Real Return
•	EQ/PIMCO Real Return
•	EQ/PIMCO Total Return
•	EQ/PIMCO Ultra Short Bond
•	EQ/Quality Bond PLUS
•	EQ/Science and Technology(38)
•	EQ/Small Company Index
•	EQ/T. Rowe Price Growth Stock

FSA-191

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

1.	Organization (Continued)

•	EQ/T. Rowe Price Health Sciences
•	EQ/Templeton Global Equity Managed Volatility(39)
•	EQ/UBS Growth & Income
•	EQ/Ultra Conservative Strategy(40)
•	EQ/Wellington Energy(41)
•	Multimanager Aggressive Equity
•	Multimanager Core Bond
•	Multimanager Mid Cap Growth
•	Multimanager Mid Cap Value
•	Multimanager Technology

Federated Insurance Series

•	Federated High Income Bond Fund II
•	Federated Kaufmann Fund II

Fidelity® Variable Insurance Products Fund

•	Fidelity® VIP Asset Manager: Growth Portfolio
•	Fidelity® VIP Freedom 2015 Portfolio
•	Fidelity® VIP Freedom 2020 Portfolio
•	Fidelity® VIP Freedom 2025 Portfolio
•	Fidelity® VIP Freedom 2030 Portfolio
•	Fidelity® VIP Mid Cap Portfolio
•	Fidelity® VIP Strategic Income Portfolio

First Trust Variable Insurance Trust

•	First Trust Multi Income Allocation Portfolio
•	First Trust/Dow Jones Dividend & Income Allocation Portfolio

Franklin Templeton Variable Insurance Products Trust

•	Franklin Allocation VIP Fund(42)
•	Franklin Income VIP Fund
•	Franklin Mutual Shares VIP Fund
•	Templeton Developing Markets VIP Fund
•	Templeton Foreign VIP Fund
•	Templeton Global Bond VIP Fund
•	Templeton Growth VIP Fund

Guggenheim Variable Insurance Funds

•	GuggenheimVIF Global Managed Futures Strategy Fund
•	Guggenheim VIF Multi-Hedge Strategies Fund

Hartford

•	Hartford Capital Appreciation HLS Fund
•	Hartford Growth Opportunities HLS Fund

Ivy Variable Insurance Portfolios

•	Ivy VIP Asset Strategy
•	Ivy VIP Global Equity Income
•	Ivy VIP High Income
•	Ivy VIP Natural Resources
•	Ivy VIP Small Cap Growth

Janus Aspen Series

•	Janus Henderson Balanced Portfolio
•	Janus Henderson Flexible Bond Portfolio
•	Janus Henderson U.S. Low Volatility Portfolio

JPMorgan Insurance Trust

•	JPMorgan Insurance Trust Global Allocation Portfolio
•	JPMorgan Insurance Trust Income Builder Portfolio

Legg Mason Partners Variable Equity Trust

•	ClearBridge Variable Aggressive Growth Portfolio
•	ClearBridge Variable Appreciation Portfolio
•	ClearBridge Variable Dividend Strategy Portfolio
•	ClearBridge Variable Mid Cap Portfolio
•	QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Lord Abbett Series Fund, Inc.

•	Lord Abbett Series Fund — Bond Debenture Portfolio
•	Lord Abbett Series Fund — Growth Opportunities Portfolio

MFS® Variable Insurance Trusts

•	MFS® Investors Trust Series
•	MFS® Massachusetts Investors Growth Stock Portfolio
•	MFS® Research Series
•	MFS® Value Series

Neuberger Berman Advisers Management Trust

•	Neuberger Berman International Equity Portfolio
•	Neuberger Berman U.S. Equity Index PutWrite Strategy Portfolio

Northern Lights Variable Trust

•	7TwelveTM Balanced Portfolio

PIMCO Variable Insurance Trust

•	PIMCO CommodityRealReturn® Strategy Portfolio
•	PIMCO Emerging Markets Bond Portfolio
•	PIMCO Global Bond Opportunities Portfolio (Unhedged)
•	PIMCO Global Managed Asset Allocation Portfolio(43)
•	PIMCO Income Portfolio

ProFunds VP

•	ProFund VP Bear
•	ProFund VP Biotechnology

FSA-192

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

1.	Organization (Continued)

Putnam Variable Trust

•	Putnam VT Diversified Income Fund
•	Putnam VT Global Asset Allocation Fund
•	Putnam VT Multi-Asset Absolute Return Fund
•	Putnam VT Research Fund

SEI Insurance Products Trust

•	SEI VP Balanced Strategy Fund
•	SEI VP Conservative Strategy Fund
•	SEI VP Market Growth Strategy Fund
•	SEI VP Market Plus Strategy Fund
•	SEI VP Moderate Strategy Fund

T. Rowe Price Equity Series, Inc.

•	T. Rowe Price Equity Income Portfolio

VanEck VIP Trust

•	VanEck VIP Global Hard Assets Fund
•	VanEck VIP Unconstrained Emerging Markets Bond Fund

(1)	Formerly known as AXA Aggressive Allocation.
(2)	Formerly known as AXA Moderate Allocation.
(3)	Formerly known as AXA Moderate-Plus Allocation.
(4)	Formerly known as AXA 400 Managed Volatility.
(5)	Formerly known as AXA 500 Managed Volatility.
(6)	Formerly known as AXA 2000 Managed Volatility.
(7)	Formerly known as AXA/AB Dynamic Aggressive Growth.
(8)	Formerly known as AXA/AB Dynamic Growth.
(9)	Formerly known as AXA/AB Dynamic Moderate Growth.
(10)	Formerly known as AXA/AB Short Duration Government Bond.
(11)	Formerly known as AXA/AB Small Cap Growth.
(12)	Formerly known as AXA Aggressive Strategy.
(13)	Formerly known as AXA Balanced Strategy.
(14)	Formerly known as AXA/ClearBridge Large Cap Growth.
(15)	Formerly known as AXA Conservative Growth Strategy.
(16)	Formerly known as AXA Conservative Strategy.
(17)	Formerly known as EQ/Fidelity Institutional AMSM Large Cap.
(18	Formerly known as AXA/Franklin Balanced Managed Volatility.
(19)	Formerly known as AXA/Franklin Small Cap Value Managed Volatility.
(20)	Formerly known as AXA/Franklin Templeton Allocation Managed Volatility.
(21)	Formerly known as AXA Global Equity Managed Volatility.
(22)	Formerly known as AXA/Goldman Sachs Strategic Allocation.
(23)	Formerly known as AXA Growth Strategy.
(24)	Formerly known as AXA International Core Managed Volatility.
(25)	Formerly known as AXA International Managed Volatility.
(26)	Formerly known as AXA International Value Managed Volatility.
(27)	Formerly known as AXA/Invesco Strategic Allocation.
(28)	Formerly known as AXA/Janus Enterprise.
(29)	Formerly known as AXA/JPMorgan Strategic Allocation.
(30)	Formerly known as AXA Large Cap Core Managed Volatility.
(31)	Formerly known as AXA Large Cap Growth Managed Volatility.
(32)	Formerly known as AXA Large Cap Value Managed Volatility.
(33)	Formerly known as AXA/Legg Mason Strategic Allocation.
(34)	Formerly known as AXA/Loomis Sayles Growth.
(35)	Formerly known as EQ/Ivy Mid Cap Growth.
(36)	Formerly known as AXA Mid Cap Value Managed Volatility.
(37)	Formerly known as AXA Moderate Growth Strategy.
(38)	Formerly known as EQ/Ivy Science and Technology.
(39)	Formerly known as AXA/Templeton Global Equity Managed Volatility.
(40)	Formerly known as AXA Ultra Conservative Strategy.
(41)	Formerly known as EQ/Ivy Energy.
(42)	Formerly known as Franklin Founding Funds Allocation VIP Fund.
(43)	Formerly known as PIMCO Global Multi-Asset Managed Volatility.
(44)

The Variable Investment Option became available during 2019, however it had no units at December 31, 2019, thus the Variable Investment Option is excluded from all other sections of the financial statements.

*	An affiliate of AXA Equitable providing advisory and other services to one or more Portfolios of this Trust, as further described in Note 5 of these financial statements.

The Account is used to fund benefits for variable annuities issued by AXA Equitable for the Accumulator and the Retirement Cornerstone Series (collectively, the “Contracts”). These annuities in the Accumulator Series, Investment Edge and Retirement Cornerstone Series are offered with the same Variable Investment Options for use as a nonqualified annuity for after-tax contributions only, or when used as an investment vehicle for certain qualified plans, an individual retirement annuity or a tax-shelter annuity. The Accumulator and Retirement Cornerstone Series of annuities are offered under group and individual variable annuity forms.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable’s other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account’s assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

The amount retained by AXA Equitable in the Account arises primarily from (1) contributions from AXA Equitable, and (2) that portion, determined ratably, of the Account’s investment results applicable to those assets in the Account in excess of the net assets attributable to accumulation units. Amounts retained by AXA Equitable are not subject to

FSA-193

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

1.	Organization (Concluded)

charges for mortality and expense risks, asset-based administration charges and distribution charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account (“General Account”).

Each of the Variable Investment Options of the Account bears indirect exposure to the market, credit, and liquidity risks of the Portfolio in which it invests. These financial statements and footnotes should be read in conjunction with the financial statements and footnotes of the Portfolios of the Trusts, which are distributed by AXA Equitable to the Contractowners of the Variable Investment Options of the Account.

In the normal course of business, AXA Equitable may have agreements to indemnify another party under given circumstances. The maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not been, made against the Variable Investment Options of the Account. Based on experience, the risk of material loss is expected to be remote.

2.	Significant Accounting Policies

The accompanying financial statements are prepared in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments:

Investments are made in shares of the Portfolios and the fair values of investments are the reported net asset values per share of the respective Portfolios. The net asset value is determined by the Trusts using the fair value of the underlying assets of the Portfolio less liabilities.

Investment Transactions and Investment Income:

Investment transactions are recorded on the trade date. Dividend income and and net realized gain distributions from the Portfolios are recorded and automatically reinvested on the ex-dividend date. Net realized gain (loss) on investments are gains and losses on redemptions of investments in the Portfolios (determined on the identified cost basis).

Due to and Due from:

Receivable/payable for policy-related transactions represent amounts due to/from AXA Equitable’s General Account primarily related to premiums, surrenders, death benefits and amounts transferred among various Portfolios by Contractowners. Receivable/payable for shares of the Portfolios sold/purchased represent unsettled trades.

Contract Payments and Transfers:

Payments received from Contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by deductions and charges, including premium charges, as applicable, and state premium taxes. Contractowners may allocate amounts in their individual accounts to Variable Investment Options of the Account and/or to the guaranteed interest account of AXA Equitable’s General Account, and/or fixed maturity options of Separate Account No. 46.

Transfers between Variable Investment Options including the guaranteed interest account, net, are amounts that participants have directed to be moved among Portfolios, including permitted transfers to and from the guaranteed interest account and the fixed maturity options of Separate Account No. 46. The net assets of any Variable Investment Option may not be less than the aggregate value of the Contractowner accounts allocated to that Variable Investment Option. AXA Equitable is required by state insurance laws to set aside additional assets in AXA Equitable’s General Account to provide for other policy benefits. AXA Equitable’s General Account is subject to creditor rights.

Redemptions for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them or applied to

FSA-194

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

2.	Significant Accounting Policies (Concluded)

the purchase of annuities. Withdrawal charges, if any, are included in Redemptions for contract benefits and terminations to the extent that such charges apply to the contracts. Administrative charges, if any, are included in Contract maintenance charges to the extent that such charges apply to the Contracts.

Taxes:

The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.

3.	Fair Value Disclosures

Under GAAP, fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices that are publicly available for identical assets in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

All investments of each Variable Investment Option of the Account have been classified as Level 1. There were no transfers between level 1, level 2 and level 3 during the year.

4.	Purchases and Sales of Portfolios

The cost of purchases and proceeds from sales of Portfolios for the year ended December 31, 2019 were as follows:

	Purchases	Sales
1290 VT Convertible Securities	$1,517,758	$861,995
1290 VT DoubleLine Dynamic Allocation	3,007,713	1,946,984
1290 VT DoubleLine Opportunistic Bond	9,868,569	4,741,651
1290 VT Energy	845,840	699,581
1290 VT Equity Income	3,828,260	6,016,649
1290 VT GAMCO Mergers & Acquisitions	3,222,408	2,897,956
1290 VT GAMCO Small Company Value	25,154,412	33,292,135
1290 VT High Yield Bond	7,889,384	3,034,655
1290 VT Low Volatility Global Equity	1,597,770	1,729,447
1290 VT Micro Cap	972,252	158,606
1290 VT Moderate Growth Allocation	18,762,595	151,719
1290 VT Multi-Alternative Strategies	519,989	19,597
1290 VT Natural Resources	2,445,285	1,491,901

FSA-195

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

4.	Purchases and Sales of Portfolios (Continued)

	Purchases	Sales
1290 VT Real Estate	$4,412,698	$2,533,615
1290 VT Small Cap Value	1,852,221	369,478
1290 VT SmartBeta Equity	3,039,206	1,785,722
1290 VT Socially Responsible	2,295,993	763,257
7TwelveTM Balanced Portfolio	2,567,214	9,453,554
AB VPS Balanced Wealth Strategy Portfolio	648,513	1,341,473
AB VPS Global Thematic Growth Portfolio	537,816	237,346
AB VPS Growth and Income Portfolio	7,700,169	2,506,175
AB VPS International Growth Portfolio	573,248	1,588,060
AB VPS Small/Mid Cap Value Portfolio	2,266,110	818,317
All Asset Growth-Alt 20	4,156,291	6,464,993
ALPS | Red Rocks Listed Private Equity Portfolio	854,938	928,090
American Century VP Inflation Protection Fund	1,863,747	1,511,545
American Century VP Large Company Value	378,008	438,198
American Funds Insurance Series® Asset Allocation FundSM	26,122,244	8,343,892
American Funds Insurance Series® Bond FundSM	8,569,655	7,154,549
American Funds Insurance Series® Global Growth FundSM	5,720,487	2,471,421
American Funds Insurance Series® Global Small Capitalization FundSM	4,653,884	3,700,405
American Funds Insurance Series® Growth-Income FundSM	10,282,889	3,004,938
American Funds Insurance Series® International Growth and Income FundSM	2,880,310	1,348,193
American Funds Insurance Series® Managed Risk Asset Allocation FundSM	1,364,096	1,306,628
American Funds Insurance Series® New World Fund®	12,073,467	9,160,783
BlackRock Global Allocation V.I. Fund	10,605,179	19,406,684
BlackRock Large Cap Focus Growth V.I. Fund	16,322,576	17,456,355
CharterSM Aggressive Growth	8,018,800	1,565,565
CharterSM Conservative	16,244,601	7,323,561
CharterSM Growth	12,647,092	2,746,663
CharterSM Moderate	10,342,122	6,095,639
CharterSM Moderate Growth	7,334,356	3,855,454
CharterSM Multi-Sector Bond	443,285	479,076
CharterSM Small Cap Growth	3,907,755	2,946,246
CharterSM Small Cap Value	3,449,968	7,143,591
ClearBridge Variable Aggressive Growth Portfolio	3,387,118	6,393,836
ClearBridge Variable Appreciation Portfolio	3,629,319	1,252,640
ClearBridge Variable Dividend Strategy Portfolio	12,902,637	4,514,539
ClearBridge Variable Mid Cap Portfolio	522,433	356,268
Delaware VIP® Diversified Income Series	6,044,057	3,120,904
Delaware VIP® Emerging Markets Series	2,738,503	1,148,510
Delaware VIP® Limited-Term Diversified Income Series	3,300,766	1,971,409
Eaton Vance VT Floating-Rate Income Fund	13,824,561	9,164,290
EQ/400 Managed Volatility	5,963,685	11,998,833
EQ/500 Managed Volatility	14,591,200	33,371,881
EQ/2000 Managed Volatility	8,082,491	12,165,144
EQ/AB Dynamic Aggressive Growth	100,208,418	3,609,665
EQ/AB Dynamic Growth	86,588,493	21,551,704
EQ/AB Dynamic Moderate Growth	377,970,855	347,514,816
EQ/AB Short Duration Government Bond	4,701,730	1,694,434
EQ/AB Small Cap Growth	23,234,535	15,255,376
EQ/Aggressive Allocation	6,058,145	5,915,605
EQ/Aggressive Growth Strategy	544,711,183	318,376,720
EQ/American Century Mid Cap Value	13,528,584	16,924,793

FSA-196

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

4.	Purchases and Sales of Portfolios (Continued)

	Purchases	Sales
EQ/American Century Moderate Growth Allocation	$25,897,933	$1,526,177
EQ/AXA Investment Managers Moderate Allocation	8,305,038	238,555
EQ/Balanced Strategy	382,120,095	341,731,882
EQ/BlackRock Basic Value Equity	18,774,416	19,368,051
EQ/Capital Guardian Research	3,220,128	4,430,356
EQ/ClearBridge Large Cap Growth	10,219,029	13,832,105
EQ/ClearBridge Select Equity Managed Volatility	1,519,528	1,148,831
EQ/Common Stock Index	16,633,503	8,497,409
EQ/Conservative Growth Strategy	243,575,678	190,318,680
EQ/Conservative Strategy	224,167,341	174,634,833
EQ/Core Bond Index	46,607,218	53,853,764
EQ/Emerging Markets Equity PLUS	1,747,960	1,790,590
EQ/Equity 500 Index	77,055,599	41,656,446
EQ/Fidelity Institutional AM® Large Cap	7,951,703	26,633,978
EQ/First Trust Moderate Growth Allocation	23,876,859	724,958
EQ/Franklin Balanced Managed Volatility	2,339,224	2,629,715
EQ/Franklin Rising Dividends	13,710,294	9,842,152
EQ/Franklin Small Cap Value Managed Volatility	1,723,748	1,814,077
EQ/Franklin Strategic Income	8,680,173	7,817,254
EQ/Franklin Templeton Allocation Managed Volatility	1,413,886	2,739,551
EQ/Global Bond PLUS	1,217,353	2,142,991
EQ/Global Equity Managed Volatility	1,672,976	2,580,646
EQ/Goldman Sachs Growth Allocation	65,644,545	1,185,680
EQ/Goldman Sachs Mid Cap Value	2,007,600	4,588,693
EQ/Goldman Sachs Moderate Growth Allocation	128,280,681	15,559,777
EQ/Growth Strategy	538,160,829	406,513,695
EQ/Intermediate Government Bond	27,795,038	29,628,245
EQ/International Core Managed Volatility	2,780,313	2,795,127
EQ/International Equity Index	8,356,028	7,461,498
EQ/International Managed Volatility	5,996,701	18,303,178
EQ/International Value Managed Volatility	245,901	497,775
EQ/Invesco Comstock	11,569,489	8,848,887
EQ/Invesco Global Real Estate	10,577,057	12,458,650
EQ/Invesco International Growth	4,487,036	8,048,209
EQ/Invesco Moderate Allocation	29,448,410	10,302,591
EQ/Invesco Moderate Growth Allocation	29,481,761	210,284
EQ/Janus Enterprise	13,710,992	10,705,696
EQ/JPMorgan Growth Allocation	85,990,221	2,214,662
EQ/JPMorgan Value Opportunities	8,703,714	5,505,917
EQ/Large Cap Core Managed Volatility	1,506,566	1,798,811
EQ/Large Cap Growth Index	30,554,821	14,533,884
EQ/Large Cap Growth Managed Volatility	4,236,354	4,692,065
EQ/Large Cap Value Index	20,510,022	8,248,296
EQ/Large Cap Value Managed Volatility	4,538,098	3,802,781
EQ/Lazard Emerging Markets Equity	10,177,765	14,276,099
EQ/Legg Mason Growth Allocation	23,421,058	479,244
EQ/Legg Mason Moderate Allocation	42,118,084	9,426,426
EQ/Loomis Sayles Growth	17,641,741	15,208,078
EQ/MFS International Growth	17,629,130	8,838,597
EQ/MFS International Value	14,356,443	31,430,480
EQ/MFS Mid Cap Focused Growth	10,323,120	10,480,121
EQ/MFS Technology	9,568,473	9,613,618
EQ/MFS Utilities Series	8,795,248	8,487,691
EQ/Mid Cap Index	18,712,050	12,891,219

FSA-197

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

4.	Purchases and Sales of Portfolios (Continued)

	Purchases	Sales
EQ/Mid Cap Value Managed Volatility	$2,666,298	$2,221,837
EQ/Moderate Allocation	35,301,120	23,178,656
EQ/Moderate Growth Strategy	597,804,176	727,383,834
EQ/Moderate-Plus Allocation	16,319,457	10,800,320
EQ/Money Market	186,700,765	162,130,802
EQ/Oppenheimer Global	10,109,368	13,753,175
EQ/PIMCO Global Real Return	7,637,664	4,947,329
EQ/PIMCO Real Return	3,985,589	9,299,193
EQ/PIMCO Total Return	43,176,157	24,097,263
EQ/PIMCO Ultra Short Bond	14,217,173	15,680,583
EQ/Quality Bond PLUS	9,718,282	11,647,188
EQ/Science and Technology	13,577,653	14,617,031
EQ/Small Company Index	16,001,566	15,613,867
EQ/T. Rowe Price Growth Stock	48,484,269	29,835,283
EQ/T. Rowe Price Health Sciences	16,236,175	27,218,033
EQ/Templeton Global Equity Managed Volatility	4,017,074	3,573,708
EQ/UBS Growth & Income	1,104,588	1,688,818
EQ/Ultra Conservative Strategy	670,958,051	1,311,956,822
EQ/Wellington Energy	3,623,390	4,326,500
Federated High Income Bond Fund II	8,988,655	3,768,332
Federated Kaufmann Fund II	9,205,811	2,995,812
Fidelity® VIP Asset Manager: Growth Portfolio	111,254	128,524
Fidelity® VIP Freedom 2015 Portfolio	164,245	46,247
Fidelity® VIP Freedom 2020 Portfolio	124,246	298,950
Fidelity® VIP Freedom 2025 Portfolio	131,414	266,890
Fidelity® VIP Freedom 2030 Portfolio	353,486	239,484
Fidelity® VIP Mid Cap Portfolio	18,030,596	10,720,096
Fidelity® VIP Strategic Income Portfolio	34,511,786	15,751,254
First Trust Multi Income Allocation Portfolio	2,253,275	802,409
First Trust/Dow Jones Dividend & Income Allocation Portfolio	18,794,117	9,338,471
Franklin Allocation VIP Fund	5,610,584	15,770,696
Franklin Income VIP Fund	24,257,483	14,309,659
Franklin Mutual Shares VIP Fund	2,547,222	2,301,994
Guggenheim VIF Global Managed Futures Strategy Fund	1,448,878	1,700,117
Guggenheim VIF Multi-Hedge Strategies Fund	40,771	132,783
Hartford Capital Appreciation HLS Fund	3,997,587	2,955,719
Hartford Growth Opportunities HLS Fund	21,027,501	6,107,386
Invesco V.I. American Franchise Fund	128,460	182,076
Invesco V.I. Balanced-Risk Allocation Fund	2,937,516	1,897,719
Invesco V.I. Diversified Dividend Fund	8,977,734	11,437,971
Invesco V.I. Equity and Income Fund	4,018,410	1,134,556
Invesco V.I. Health Care Fund	2,266,223	1,435,855
Invesco V.I. High Yield Fund	18,056,665	12,093,266
Invesco V.I. Mid Cap Core Equity Fund	1,980,928	1,759,441
Invesco V.I. Small Cap Equity Fund	6,023,904	2,872,670
Ivy VIP Asset Strategy	3,663,391	6,176,771
Ivy VIP Global Equity Income	4,116,179	2,833,478
Ivy VIP High Income	14,981,066	16,833,196
Ivy VIP Natural Resources	416,175	1,552,628
Ivy VIP Small Cap Growth	5,359,585	7,326,187
Janus Henderson Balanced Portfolio	55,330,562	7,764,037
Janus Henderson Flexible Bond Portfolio	6,280,952	4,002,531
Janus Henderson U.S. Low Volatility Portfolio	6,757,172	2,557,455
JPMorgan Insurance Trust Global Allocation Portfolio	3,859,482	3,465,197

FSA-198

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

4.	Purchases and Sales of Portfolios (Concluded)

	Purchases	Sales
JPMorgan Insurance Trust Income Builder Portfolio	$7,093,275	$2,677,636
Lord Abbett Series Fund — Bond Debenture Portfolio	33,948,488	19,488,346
Lord Abbett Series Fund — Growth Opportunities Portfolio	1,407,815	1,828,378
MFS® Investors Trust Series	3,154,721	2,752,767
MFS® Massachusetts Investors Growth Stock Portfolio	5,380,548	2,903,919
MFS® Research Series	792,617	629,028
MFS® Value Series	8,201,172	3,757,189
Multimanager Aggressive Equity	5,058,559	3,225,520
Multimanager Core Bond	19,898,665	19,377,975
Multimanager Mid Cap Growth	5,167,972	14,223,943
Multimanager Mid Cap Value	2,289,035	1,896,108
Multimanager Technology	19,825,422	10,752,059
Neuberger Berman International Equity Portfolio	926,054	870,745
Neuberger Berman U.S. Equity Index PutWrite Strategy Portfolio	465,429	406,370
PIMCO CommodityRealReturn® Strategy Portfolio	2,782,893	3,052,434
PIMCO Emerging Markets Bond Portfolio	2,608,299	4,003,211
PIMCO Global Bond Opportunities Portfolio (Unhedged)	1,891,052	650,810
PIMCO Global Managed Asset Allocation Portfolio	1,569,764	498,161
PIMCO Income Portfolio	12,938,612	740,753
ProFund VP Bear	366,719	470,033
ProFund VP Biotechnology	2,025,590	7,267,796
Putnam VT Diversified Income Fund	11,663,934	3,244,417
Putnam VT Global Asset Allocation Fund	647,187	602,275
Putnam VT Multi-Asset Absolute Return Fund	999,199	1,246,893
Putnam VT Research Fund	630,736	101,000
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	743,176	382,450
SEI VP Balanced Strategy Fund	461,430	2,638,654
SEI VP Conservative Strategy Fund	1,850,614	3,127,607
SEI VP Market Growth Strategy Fund	472,398	1,505,246
SEI VP Market Plus Strategy Fund	478,917	1,267,830
SEI VP Moderate Strategy Fund	851,543	1,512,398
T. Rowe Price Equity Income Portfolio	6,061,091	2,016,006
Templeton Developing Markets VIP Fund	2,189,495	3,293,986
Templeton Foreign VIP Fund	658,320	1,438,447
Templeton Global Bond VIP Fund	19,933,509	19,977,080
Templeton Growth VIP Fund	444,238	440,995
VanEck VIP Global Hard Assets Fund	1,771,936	4,134,548
VanEck VIP Unconstrained Emerging Markets Bond Fund	274,526	405,281

5.	Expenses and Related Party Transactions

The assets in each Variable Investment Option are invested in shares of a corresponding Portfolio of the Trusts. Shares are offered by the Portfolios at net asset value. Shares in which the Variable Investment Options invest are categorized by the share class of the Portfolio. EQAT issues Class IA, Class IB and Class K shares and VIP issues Class A, Class B and Class K shares. All share classes issued by EQAT and VIP are subject to fees for investment management, administration and other Portfolio expenses. Class A, Class IA, Class B and Class IB are also subject to distribution fees imposed under distribution plans (“Distribution Plans”) and adopted by EQAT and VIP in the manner prescribed under Rule 12b-1 under the 1940 Act. The Distribution Plans provide that the EQAT and VIP Trusts, on behalf of each related Portfolio, may charge a maximum annual distribution fee (“12b-1 fee”) of 0.25% of the average daily net assets of a Portfolio attributable to its Class A, Class IA, Class B and Class IB shares. The class-specific expenses attributable to the investment in each share class of the Portfolios in which the Variable Investment Options invest are borne by the specific unit classes of the Variable Investment Options to which the investments are attributable.

EQAT and VIP, on behalf of each Portfolio, have entered into distribution agreements with AXA Distributions, LLC (“AXA Distributors”), a wholly-owned subsidiary of AXA Equitable and an affiliate of AXA Equitable Funds Management Group, LLC (“FMG LLC”). The Distribution Plans provide that AXA Distributors will be entitled to receive a maximum 12b-1 fee as described above.

FSA-199

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

5.	Expenses and Related Party Transactions (Continued)

FMG LLC, a wholly-owned subsidiary of AXA Equitable serves as investment adviser of the Portfolios of EQAT and VIP. FMG LLC either (1) directly manages the Portfolios or (2) contracts with and oversees the activities of the investment sub-advisers with respect to the Portfolios. FMG LLC receives management fees for services performed in its capacity as investment adviser of the Portfolios of EQAT and VIP, and pays fees to the sub-advisers for sub- advisory services to the respective Portfolios. FMG LLC also serves as administrator of the Portfolios of EQAT and VIP. As the administrator, FMG LLC either (1) carries out its responsibilities directly or (2) through sub-contracting with third-party providers. FMG LLC receives administrative fees for services performed in its capacity as administrator of the Portfolios of EQAT and VIP. Expenses of the Portfolios of EQAT and VIP generally vary, depending on net asset levels for individual Portfolios, and range from a low annual rate of 0.58% to a high of 1.75% (after waivers, reimbursements, fees paid indirectly and including indirect expenses, as applicable) of the average daily net assets of the Portfolios of EQAT and VIP. Since these fees and expenses are reflected in the net asset value of the shares of the Portfolios and the total returns of the Variable Investment Options, they are not included in the expenses or expense ratios of the Variable Investment Options.

AXA Equitable, AXA Advisors, LLC (“AXA Advisors”) or Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services in connection with the Variable Investment Options’ investment in the Portfolios. These fees and payments range from 0.20% to 0.60% of the unaffiliated Portfolios’ average daily net assets. AXA Advisors or Distributors may also receive payments from the advisers or subadvisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the policies and/or the advisers’ respective Portfolios.

AllianceBernstein serves as an investment advisor for a number of Portfolios in EQAT and VIP including the 1290 VT Natural Resources, 1290 VT Real Estate, EQ/AB Dynamic Aggressive Growth, EQ/AB Dynamic Growth, EQ/ AB Dynamic Moderate Growth, EQ/AB Short Duration Government Bond, EQ/AB Small Cap Growth, EQ/Common Stock Index, EQ/Equity 500 Index, EQ/International Equity Index, EQ/Large Cap Growth Index, EQ/Large Cap Value Index, EQ/Mid Cap Index and EQ/Small Company Index as well as a portion of EQ/Emerging Markets Equity PLUS, EQ/Large Cap Value Managed Volatility, EQ/Quality Bond PLUS, Multimanager Aggressive Equity, Multimanager Mid Cap Growth and Multimanager Technology. AllianceBernstein is a limited partnership which is indirectly majority- owned by AXA Equitable Holdings, Inc.

AXA Advisors and AXA Distributors are distributors and principal underwriters of the Contracts and the Account. They are both registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority (“FINRA”).

The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network LLC, or its subsidiaries (“AXA Network”) (affiliates of AXA Equitable). AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the FINRA) that have entered into selling agreements with Distributors. The licensed insurance agents who sell AXA Equitable policies for these companies are appointed as agents of AXA Equitable and are registered representatives of the broker-dealers under contract with Distributors.

AXA Equitable serves as the transfer agent for EQAT and VIP.

There were no reorganizations within the Variable Investment Options of the Account during the year ended December 31, 2019.

FSA-200

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

6.	Reorganizations

In October 2018, AXA Equitable replaced certain portfolios (each a “Substituted Portfolio” and together, the “Substituted Portfolios”) which were offered for certain variable annuity contracts and/or variable life insurance contracts with new and substantially similar portfolios (each a “Replacement Portfolio” and together, the “Replacement Portfolios”). Correspondingly, the Variable Investment Options that invested in the Substituted Portfolios were replaced with the Variable Investment Options that invest in the Replacement Portfolios.

	Substituted Portfolio	Replacement Portfolio

October 22, 2018	American Century VP Mid Cap Value Fund	EQ/American Century Mid Cap Value

Share Class	Class II	Class IB
Shares	6,838,886	6,838,886
Net Asset Value	$20.52	$20.52
Net Assets Before Substitution	$140,333,940	$—
Net Assets After Substitution	$—	$140,333,940
Realized Gain	$3,692,050

October 22, 2018	Fidelity® VIP Contrafund® Portfolio	EQ/Fidelity Institutional AM® Large Cap(1)

Share Class	Service Class 2	Class IB
Shares	4,994,898	4,994,898
Net Asset Value	$34.69	$34.69
Net Assets Before Substitution	$173,273,002	$—
Net Assets After Substitution	$—	$173,273,002
Realized Gain	$8,747,063

October 22, 2018	Franklin Rising Dividends VIP Fund	EQ/Franklin Rising Dividends

Share Class	Class 2	Class IB
Shares	2,997,007	2,997,007
Net Asset Value	$27.02	$27.02
Net Assets Before Substitution	$80,974,037	$—
Net Assets After Substitution	$—	$80,974,037
Realized Gain	$2,872,247

October 22, 2018	Franklin Strategic Income VIP Fund	EQ/Franklin Strategic Income

Share Class	Class 2	Class IB
Shares	5,548,464	5,548,464
Net Asset Value	$10.42	$10.42
Net Assets Before Substitution	$57,824,432	$—
Net Assets After Substitution	$—	$57,824,432
Realized Loss	$(3,259,661)

October 22, 2018	Goldman Sachs VIT Mid Cap Value Fund	EQ/Goldman Sachs Mid Cap Value

Share Class	Service Shares	Class IB
Shares	1,631,102	1,631,102
Net Asset Value	$16.69	$16.69
Net Assets Before Substitution	$27,223,099	$—
Net Assets After Substitution	$—	$27,223,099
Realized Loss	$(385,131)

FSA-201

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

6.	Reorganizations (Continued)

	Substituted Portfolio	Replacement Portfolio

October 22, 2018	Invesco V.I. Global Real Estate Fund	EQ/Invesco Global Real Estate

Share Class	Series II	Class IB
Shares	4,550,998	4,550,998
Net Asset Value	$15.23	$15.23
Net Assets Before Substitution	$69,311,696	$—
Net Assets After Substitution	$—	$69,311,696
Realized Loss	$(4,069,876)

October 22, 2018	Invesco V.I. International Growth Fund	EQ/Invesco International Growth

Share Class	Series II	Class IB
Shares	1,313,147	1,313,147
Net Asset Value	$34.38	$34.38
Net Assets Before Substitution	$45,145,982	$—
Net Assets After Substitution	$—	$45,145,982
Realized Gain	$21,414

October 22, 2018	Lazard Retirement Emerging Markets Equity Portfolio	EQ/Lazard Emerging Markets Equity

Share Class	Service Shares	Class IB
Shares	4,204,821	4,204,821
Net Asset Value	$19.44	$19.44
Net Assets Before Substitution	$81,741,720	$—
Net Assets After Substitution	$—	$81,741,720
Realized Loss	$(4,550,394)

October 22, 2018	MFS® International Value Portfolio	EQ/MFS International Value

Share Class	Service Class	Class IB
Shares	8,724,199	8,724,199
Net Asset Value	$25.69	$25.69
Net Assets Before Substitution	$224,124,665	$—
Net Assets After Substitution	$—	$224,124,665
Realized Gain	$21,786,071

October 22, 2018	Ivy VIP Mid Cap Growth	EQ/MFS Mid Cap Focused Growth(2)

Share Class	Class II	Class IB
Shares	5,161,590	5,161,590
Net Asset Value	$12.14	$12.14
Net Assets Before Substitution	$62,672,021	$—
Net Assets After Substitution	$—	$62,672,021
Realized Gain	$8,759,129

October 22, 2018	MFS® Technology Portfolio	EQ/MFS Technology

Share Class	Service Class	Class IB
Shares	2,094,304	2,094,304
Net Asset Value	$18.36	$18.36
Net Assets Before Substitution	$38,451,421	$—
Net Assets After Substitution	$—	$38,451,421
Realized Gain	$8,713,486

FSA-202

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

6.	Reorganizations (Continued)

	Substituted Portfolio	Replacement Portfolio

October 22, 2018	MFS® Utilities Series	EQ/MFS Utilities Series

Share Class	Service Class	Class IB
Shares	1,748,362	1,748,362
Net Asset Value	$29.84	$29.84
Net Assets Before Substitution	$52,171,124	$—
Net Assets After Substitution	$—	$52,171,124
Realized Gain	$522,808

October 22, 2018	PIMCO Real Return Portfolio	EQ/PIMCO Real Return

Share Class	Advisor Class	Class IB
Shares	4,166,705	4,166,705
Net Asset Value	$11.87	$11.87
Net Assets Before Substitution	$49,458,788	$—
Net Assets After Substitution	$—	$49,458,788
Realized Loss	$(4,467,041)

October 22, 2018	PIMCO Total Return Portfolio	EQ/PIMCO Total Return

Share Class	Advisor Class	Class IB
Shares	15,637,293	15,637,293
Net Asset Value	$10.51	$10.51
Net Assets Before Substitution	$164,347,948	$—
Net Assets After Substitution	$—	$164,347,948
Realized Loss	$(7,416,081)

October 22, 2018	Ivy VIP Science and Technology	EQ/Science and Technology(3)

Share Class	Class II	Class IB
Shares	3,065,415	3,065,415
Net Asset Value	$28.96	$28.96
Net Assets Before Substitution	$88,786,081	$—
Net Assets After Substitution	$—	$88,786,081
Realized Gain	$12,947,250

October 22, 2018	T. Rowe Price Health Sciences Portfolio	EQ/T. Rowe Price Health Sciences

Share Class	Class II	Class IB
Shares	3,554,308	3,554,308
Net Asset Value	$45.62	$45.62
Net Assets Before Substitution	$162,147,540	$—
Net Assets After Substitution	$—	$162,147,540
Realized Loss	$26,248,550

October 22, 2018	Ivy VIP Energy	EQ/Wellington Energy(4)

Share Class	Class II	Class IB
Shares	5,503,081	5,503,081
Net Asset Value	$5.72	$5.72
Net Assets Before Substitution	$31,473,771	$—
Net Assets After Substitution	$—	$31,473,771
Realized Gain	$(1,152,224)

FSA-203

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

6.	Reorganizations (Concluded)

In November 2018, pursuant to a Plan of Reorganization, as approved by Board of Trustees of Ivy Variable Insurance Portfolios, Ivy VIP Small Cap Growth (the “Surviving Portfolio”) acquired the net assets of Ivy VIP Micro Cap Growth (the “Removed Portfolio”). Correspondingly, the Variable Investment Option that invested in the Removed Portfolio was replaced with the Variable Investment Option that invests in the Surviving Portfolio.

	Removed Portfolio	Surviving Portfolio

November 2, 2018	Ivy VIP Micro Cap Growth	Ivy VIP Small Cap Growth

Share Class	Class II	Class II
Shares	169,795	496,967
Net Asset Value	$25.63	$8.76
Net Assets Before Merger	$4,352,211	$—
Net Assets After Merger	$—	$4,352,211
Unrealized Gain	$622,162

(1)	Formerly known as EQ/Fidelity Institutional AMSM Large Cap.
(2)	Formerly known as EQ/Ivy Mid Cap Growth.
(3)	Formerly known as EQ/Ivy Science And Technology.
(4)	Formerly known as EQ/Ivy Energy.

7.	Asset-based Charges and Contractowner Charges

Charges are made directly against the net assets of the Account and are reflected daily in the computation of the unit values of the Contracts. These charges are reflected as “Asset-based Charges” in the Statement of Operations. Under the Contracts, AXA Equitable charges the account for the following:

	Mortality and Expense Risks	Asset-based Administration Charge	Distribution Charge	Current Aggregate Charge	Maximum Aggregated Charge

Accumulator 11.0 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Accumulator 11.0 — Series CP	0.95%	0.35%	0.25%	1.55%	1.55%

Accumulator 11.0 — Series L	1.10%	0.30%	0.25%	1.65%	1.65%

Accumulator 11.0 — Series C	1.10%	0.25%	0.35%	1.70%	1.70%

Accumulator 13.0 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Accumulator 13.0 — Series CP	1.05%	0.35%	0.25%	1.65%	1.65%

Accumulator 13.0 — Series L	1.10%	0.35%	0.25%	1.70%	1.70%

Investment Edge(1)	0.70%	0.30%	0.20%	1.20%	1.20%

Investment Edge ADV(1)	0.20%	0.10%	0.00%	0.30%	0.30%

Investment Edge Select(1)	0.75%	0.30%	0.20%	1.25%	1.25%

Investment Edge 15(1)	0.70%	0.30%	0.10%	1.10%	1.10%

Investment Edge 15 — ADV(1)	0.10%	0.20%	0.00%	0.30%	0.30%

Investment Edge 15 — Select(1)	0.75%	0.30%	0.20%	1.25%	1.25%

Retirement Cornerstone Series CP	0.95%	0.35%	0.25%	1.55%	1.55%

Retirement Cornerstone Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone Series L	1.10%	0.30%	0.25%	1.65%	1.65%

Retirement Cornerstone Series C	1.10%	0.25%	0.35%	1.70%	1.70%

Retirement Cornerstone 11 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone 11 — Series CP	0.95%	0.35%	0.25%	1.55%	1.55%

FSA-204

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

7.	Asset-based Charges and Contractowner Charges (Continued)

	Mortality and Expense Risks	Asset-based Administration Charge	Distribution Charge	Current Aggregate Charge	Maximum Aggregated Charge

Retirement Cornerstone 11 — Series C	1.10%	0.25%	0.35%	1.70%	1.70%

Retirement Cornerstone 11 — Series L	1.10%	0.30%	0.25%	1.65%	1.65%

Retirement Cornerstone 11 — Series ADV	0.35%	0.20%	0.10%	0.65%	0.65%

Retirement Cornerstone 12 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone 12 — Series C	1.10%	0.25%	0.35%	1.70%	1.70%

Retirement Cornerstone 12 — Series CP	0.95%	0.35%	0.25%	1.55%	1.55%

Retirement Cornerstone 12 — Series L	1.10%	0.30%	0.25%	1.65%	1.65%

Retirement Cornerstone 12 — Series ADV	0.35%	0.20%	0.10%	0.65%	0.65%

Retirement Cornerstone 13 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone 13 — Series CP	1.05%	0.35%	0.25%	1.65%	1.65%

Retirement Cornerstone 13 — Series L	1.10%	0.35%	0.25%	1.70%	1.70%

Retirement Cornerstone 15 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone 15 — Series E	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone 15 — Series CP	1.05%	0.35%	0.25%	1.65%	1.65%

Retirement Cornerstone 15 — Series L	1.10%	0.35%	0.25%	1.70%	1.70%

Retirement Cornerstone 17 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone 17 — Series CP	1.05%	0.35%	0.25%	1.65%	1.65%

Retirement Cornerstone 19 — Series B	0.80%	0.30%	0.20%	1.30%	1.30%

Retirement Cornerstone 19 — Series CP	1.05%	0.35%	0.25%	1.65%	1.65%

Included as part of “Contract Maintenance Charges” in the Statements of Changes in Net Assets are certain administrative charges which are deducted from the Contractowners account value as a redemption of units.

(1)	We may deduct an annual fund facilitator fee with a maximum charge of 0.70% as an annual percentage of daily assets in order to make certain Variable Investment Options available under the contract. Currently the fee does not apply to any of the Investment Options offered.

The table below lists the fees charged by the Variable Investment Option assessed as a redemption of units. The range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the Contract or a Contractowner’s account value. These charges are reflected as part of “Contractowners Transactions” in the Statement of Changes in Net Assets.

Charges	When charge is deducted	Amount deducted	How deducted

Charges for state premium and other applicable taxes	At time of transaction	Varies by state	Applied to an annuity payout option

Annual Administrative charge	Annually on each contract date anniversary.	Depending on account value, in Years 1 to 2 lesser of $30 or 2% of account value, thereafter $30.	Unit liquidation from account value

Contract Maintenance Fee	Annually on each contract date anniversary.	Depending on the account value, if less than $50,000 the fee is $50, for amounts of $50,000 or higher, $0.	Unit liquidation from account value

FSA-205

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

7.	Asset-based Charges and Contractowner Charges (Continued)

Charges	When charge is deducted	Amount deducted	How deducted

Withdrawal charge	At time of transaction	Low – 0%	Unit liquidation from account value

High – 8% in contract years 1 and 2. The charge declines 1% each contract year until it reaches 0% in contract year 10.

Note – Depending on the contract and/or certain elections made under the contract, the withdrawal charge may or may not apply.

Charge for each additional transfer in excess of 12 transfers per contract year	At time of transaction	Maximum Charge $35 Current Charge $0	Unit liquidation from account value

Special service charges

Express mail charge	At time of transaction	Current and Maximum Charge: $35	Unit liquidation from account value

Wire transfer charge	At time of transaction	Current and Maximum Charge: $90	Unit liquidation from account value

Duplicate contract charge	At time of transaction	Current and Maximum Charge: $35	Unit liquidation from account value

Check preparation charge	At time of transaction	Maximum Charge: $85 Current charge: $0	Unit liquidation from account value

Charge for third party transfer or exchange	At time of transaction	Maximum Charge: $125 Current charge: $65	Unit liquidation from account value

Note – This charge is currently waived. This waiver may discontinue at any time without notice.

Guaranteed Minimum Income Benefit		Current charge: 1.05%. Maximum charge 2.00%. AXA Equitable has the discretion to change the current fee after the first two contract years but it will never exceed the maximum fee.	Unit liquidation from account value

Guaranteed Minimum Income Benefit	Annually on each contract date anniversary for which the benefit is in effect.	Current charge: 1.15%. Maximum charge 2.30%. AXA Equitable has the discretion to change the current fee after the first two contract years but it will never exceed the maximum fee.	Unit liquidation from account value

Guaranteed Minimum Death Benefit

Highest Anniversary Value Death Benefit	Annually on each contract date anniversary	0.35% of the Annual ratchet to age 80 benefit base.	Unit liquidation from account value

Guaranteed Minimum Death Benefit	Annually on each contract anniversary	Current charge: 1.05%. Maximum charge 2.00%. AXA Equitable has the discretion to change the current fee after the first two contract years but it will never exceed the maximum fee.	Unit liquidation from account value

Greater of Death Benefit	Annually on each contract anniversary	Current Charge 0.90%. Maximum charge can be increased to 1.05% if the roll-up benefit base to age 85 resets.	Unit liquidation from account value

	Annually on each contract anniversary	Current Charge 0.95%. Maximum charge can be increased to 1.10% if the roll-up benefit base to age 85 resets.	Unit liquidation from account value

	Annually on each contract anniversary	Current Charge 0.90%. Maximum charge can be increased to 1.20% if the GIB benefit base resets.	Unit liquidation from account value

FSA-206

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

7.	Asset-based Charges and Contractowner Charges (Concluded)

Charges	When charge is deducted	Amount deducted	How deducted

	Annually on each contract anniversary	Current Charge 0.95%. Maximum charge can be increased to 1.25% if the GIB benefit base resets.	Unit liquidation from account value

	Annually on each contract anniversary	Current Charge 1.05% or 1.15% Maximum Charge 2.00% or 2.30%	Unit liquidation from account value

Greater of GMDB	Annually on each contract anniversary	GMBD election: 1.25% (max 2.50%)	Unit liquidation from account value

Greater of GMDB I	Annually on each contract anniversary	GMBD I election: 1.10% (max 2.30%)	Unit liquidation from account value

Greater of GMDB II	Annually on each contract anniversary	GMBD II election: 1.25% (max 2.60%)	Unit liquidation from account value

Greater of GMIB	Annually on each contract anniversary	GMIB election: 1.25% (max 2.50%)	Unit liquidation from account value

Greater of GMIB I	Annually on each contract anniversary	GMIB I election: 1.10% (max 2.30%)	Unit liquidation from account value

Greater of GMIB II	Annually on each contract anniversary	GMIB II election: 1.25% (max 2.60%)	Unit liquidation from account value

Greater of Income Benefit	Annually on each contract anniversary	Current Charge 0.95%. Maximum charge can be increased to 1.25% if the GIB benefit base resets.	Unit liquidation from account value

Return of Principal Death Benefit Charge	Annually on each contract anniversary	No Charge

Highest Anniversary Value Death Benefit Charge	Annually on each contract anniversary	0.25% — Current Charge (Max. 0.25%)	Unit liquidation from account value

	Annually on each contract anniversary	0.35% — Current Charge (Max. 0.35%)	Unit liquidation from account value

Annual Ratchet Death Benefit Charge	Annually on each contract anniversary	0.25% — Current Charge (Max. 0.25%)	Unit liquidation from account value

Earnings Enhancement Benefit	Annually on each contract date anniversary for which the benefit is in effect.	0.35%	Unit liquidation from account value

Guaranteed Withdrawal Benefit for Life	Annually on each contract date anniversary for which the benefit is in effect.

GMIB I Conversion: Current charge 1.10%. Maximum charge can be increased to 1.40%, if the GMIB is reset or if the GWBL benefit ratchets after conversion.

GMIB II Conversion: Current charge 1.25%. Maximum charge can be increased to 1.55%, if the GMIB II is reset or if the GWBL benefit ratchets after conversion.

Unit liquidation from account value

Protected Premium Death Benefit	Annually on each contract anniversary	Depending on the contract and age Current Charge: Ranges from low of 0.60% to age 65 to 20.00% over age 95 Maximum Charge: Ranges from low of 1.20% to age 65 and 40.00% over age 95.	Unit liquidation from account value

RMD Wealth Guard Death Benefit	Annually on each contract anniversary	Maximum Charge: 1.80% Current charge 0.90%	Unit liquidation from account value

	Annually on each contract anniversary	Maximum Charge: 1.20 (for issue ages 20-64). 2.00% (for issue ages 65-68). Current charge 0.60 )for issue ages 20-64) and 1.00% (for issue ages 65-68).	Unit liquidation from account value

FSA-207

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights

The ranges for the total return ratios and unit values correspond to the product groupings that produced the lowest and highest expense ratios. The lowest and the highest contract charge represents the annual contract expenses consisting of mortality, expense risk, financial accounting and other expenses, for each period indicated. This ratio includes only those expenses that result in direct reduction to unit value. Charges made directly to Contractowner account through the redemption of units and expenses of the respective Portfolio have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as Contractowners may not have selected all available and applicable contract options. Due to the timing of the introduction of new products into the Variable Account, contract charges and related unit values and total returns may fall outside of the ranges presented in the financial highlights.

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

1290 VT Convertible Securities
2019	Lowest contract charge 1.10% Class IB	$13.01	—	—	—	22.50%
	Highest contract charge 1.25% Class IB	$14.58	—	—	—	22.42%
	All contract charges	—	250	$3,477	4.12%	—
2018	Lowest contract charge 1.10% Class IB	$10.62	—	—	—	(5.26)%
	Highest contract charge 1.25% Class IB	$11.91	—	—	—	(5.48)%
	All contract charges	—	258	$2,934	2.52%	—
2017	Lowest contract charge 1.10% Class IB	$11.21	—	—	—	13.00%
	Highest contract charge 1.25% Class IB	$12.60	—	—	—	12.90%
	All contract charges	—	141	$1,723	3.23%	—
2016	Lowest contract charge 1.10% Class IB	$9.92	—	—	—	6.55%
	Highest contract charge 1.25% Class IB	$11.16	—	—	—	6.29%
	All contract charges	—	101	$1,110	3.70%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.31	—	—	—	(7.64)%
	Highest contract charge 1.25% Class IB	$10.50	—	—	—	(4.46)%
	All contract charges	—	266	$2,790	3.74%	—

1290 VT DoubleLine Dynamic Allocation
2019	Lowest contract charge 1.10% Class IB(h)	$11.21	—	—	—	16.77%
	Highest contract charge 1.70% Class IB	$12.74	—	—	—	16.13%
	All contract charges	—	1,409	$18,146	2.10%	—
2018	Lowest contract charge 1.30% Class IB	$11.24	—	—	—	(5.39)%
	Highest contract charge 1.70% Class IB	$10.97	—	—	—	(5.76)%
	All contract charges	—	1,364	$15,267	1.64%	—
2017	Lowest contract charge 1.30% Class IB	$11.88	—	—	—	8.20%
	Highest contract charge 1.70% Class IB	$11.64	—	—	—	7.68%
	All contract charges	—	1,428	$16,907	0.57%	—
2016	Lowest contract charge 1.30% Class IB	$10.98	—	—	—	7.23%
	Highest contract charge 1.70% Class IB	$10.81	—	—	—	6.82%
	All contract charges	—	1,376	$15,065	1.59%	—
2015	Lowest contract charge 1.30% Class IB	$10.24	—	—	—	(5.01)%
	Highest contract charge 1.70% Class IB	$10.12	—	—	—	(5.42)%
	All contract charges	—	1,186	$12,106	0.94%	—

1290 VT DoubleLine Opportunistic Bond
2019	Lowest contract charge 0.30% Class IB(d)	$11.35	—	—	—	7.79%
	Highest contract charge 1.70% Class IB	$10.60	—	—	—	6.32%
	All contract charges	—	2,795	$30,372	3.15%	—
2018	Lowest contract charge 1.10% Class IB	$10.24	—	—	—	(2.01)%
	Highest contract charge 1.70% Class IB	$9.97	—	—	—	(2.64)%
	All contract charges	—	2,368	$24,048	3.18%	—
2017	Lowest contract charge 1.10% Class IB	$10.45	—	—	—	2.75%
	Highest contract charge 1.70% Class IB	$10.24	—	—	—	2.20%
	All contract charges	—	2,018	$20,921	2.10%	—

FSA-208

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

1290 VT DoubleLine Opportunistic Bond (Continued)
2016	Lowest contract charge 1.10% Class IB	$10.17	—	—	—	3.78%
	Highest contract charge 1.70% Class IB	$10.02	—	—	—	3.09%
	All contract charges	—	708	$7,166	4.08%	—
2015	Lowest contract charge 1.10% Class IB(d)	$9.80	—	—	—	(1.90)%
	Highest contract charge 1.70% Class IB(c)	$9.72	—	—	—	(2.99)%
	All contract charges	—	163	$1,588	4.54%	—

1290 VT Energy
2019	Lowest contract charge 0.30% Class IB	$6.54	—	—	—	10.29%
	Highest contract charge 1.25% Class IB	$6.17	—	—	—	9.20%
	All contract charges	—	480	$3,139	2.36%	—
2018	Lowest contract charge 0.30% Class IB	$5.93	—	—	—	(22.48)%
	Highest contract charge 1.25% Class IB	$5.65	—	—	—	(23.13)%
	All contract charges	—	472	$2,800	2.00%	—
2017	Lowest contract charge 0.30% Class IB	$7.65	—	—	—	(2.30)%
	Highest contract charge 1.25% Class IB	$7.35	—	—	—	(3.16)%
	All contract charges	—	449	$3,454	2.45%	—
2016	Lowest contract charge 0.30% Class IB	$7.83	—	—	—	22.92%
	Highest contract charge 1.25% Class IB	$7.59	—	—	—	21.63%
	All contract charges	—	383	$3,047	1.73%	—
2015	Lowest contract charge 1.10% Class IB(c)	$7.04	—	—	—	(25.74)%
	Highest contract charge 1.25% Class IB	$6.24	—	—	—	(25.71)%
	All contract charges	—	199	$1,258	1.64%	—

1290 VT Equity Income
2019	Lowest contract charge 1.30% Class IA	$24.54	—	—	—	22.64%
	Highest contract charge 1.70% Class IA	$23.55	—	—	—	22.15%
	All contract charges	—	857	$20,796	2.24%	—
2018	Lowest contract charge 1.30% Class IA	$20.01	—	—	—	(12.85)%
	Highest contract charge 1.70% Class IA	$19.28	—	—	—	(13.23)%
	All contract charges	—	944	$18,720	1.95%	—
2017	Lowest contract charge 1.30% Class IA	$22.96	—	—	—	14.34%
	Highest contract charge 1.70% Class IA	$22.22	—	—	—	13.89%
	All contract charges	—	1,046	$23,794	1.72%	—
2016	Lowest contract charge 1.30% Class IA	$20.08	—	—	—	11.49%
	Highest contract charge 1.70% Class IA	$19.51	—	—	—	11.04%
	All contract charges	—	1,091	$21,723	2.06%	—
2015	Lowest contract charge 1.30% Class IA	$18.01	—	—	—	(2.96)%
	Highest contract charge 1.70% Class IA	$17.57	—	—	—	(3.36)%
	All contract charges	—	1,127	$20,140	1.63%	—

1290 VT Equity Income
2019	Lowest contract charge 1.10% Class IB	$13.31	—	—	—	22.90%
	Highest contract charge 1.70% Class IB	$11.31	—	—	—	22.01%
	All contract charges	—	870	$8,173	2.24%	—
2018	Lowest contract charge 1.10% Class IB	$10.83	—	—	—	(12.66)%
	Highest contract charge 1.70% Class IB	$9.27	—	—	—	(13.20)%
	All contract charges	—	994	$7,411	1.95%	—
2017	Lowest contract charge 1.10% Class IB	$12.40	—	—	—	14.50%
	Highest contract charge 1.70% Class IB	$10.68	—	—	—	13.98%
	All contract charges	—	1,237	$10,341	1.72%	—
2016	Lowest contract charge 1.10% Class IB	$10.83	—	—	—	11.76%
	Highest contract charge 1.70% Class IB	$9.37	—	—	—	11.02%
	All contract charges	—	1,275	$9,035	2.06%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.69	—	—	—	(2.91)%
	Highest contract charge 1.70% Class IB	$8.44	—	—	—	(3.32)%
	All contract charges	—	1,336	$8,448	1.63%	—

FSA-209

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

1290 VT GAMCO Mergers & Acquisitions
2019	Lowest contract charge 1.30% Class IA	$14.36	—	—	—	7.24%
	Highest contract charge 1.70% Class IA	$13.78	—	—	—	6.82%
	All contract charges	—	765	$10,822	4.08%	—
2018	Lowest contract charge 1.30% Class IA	$13.39	—	—	—	(6.17)%
	Highest contract charge 1.70% Class IA	$12.90	—	—	—	(6.59)%
	All contract charges	—	840	$11,107	1.48%	—
2017	Lowest contract charge 1.30% Class IA	$14.27	—	—	—	4.85%
	Highest contract charge 1.70% Class IA	$13.81	—	—	—	4.38%
	All contract charges	—	888	$12,517	0.17%	—
2016	Lowest contract charge 1.30% Class IA	$13.61	—	—	—	6.25%
	Highest contract charge 1.70% Class IA	$13.23	—	—	—	5.92%
	All contract charges	—	915	$12,319	0.01%	—
2015	Lowest contract charge 1.30% Class IA	$12.81	—	—	—	1.34%
	Highest contract charge 1.70% Class IA	$12.49	—	—	—	0.89%
	All contract charges	—	911	$11,544	0.00%	—

1290 VT GAMCO Mergers & Acquisitions
2019	Lowest contract charge 0.30% Class IB	$12.24	—	—	—	8.32%
	Highest contract charge 1.25% Class IB	$11.54	—	—	—	7.25%
	All contract charges	—	640	$7,261	4.08%	—
2018	Lowest contract charge 0.30% Class IB	$11.30	—	—	—	(5.20)%
	Highest contract charge 1.25% Class IB	$10.76	—	—	—	(6.03)%
	All contract charges	—	586	$6,207	1.48%	—
2017	Lowest contract charge 0.30% Class IB	$11.92	—	—	—	5.86%
	Highest contract charge 1.25% Class IB	$11.45	—	—	—	4.85%
	All contract charges	—	495	$5,588	0.17%	—
2016	Lowest contract charge 0.30% Class IB	$11.26	—	—	—	7.34%
	Highest contract charge 1.25% Class IB	$10.92	—	—	—	6.33%
	All contract charges	—	389	$4,207	0.001%	—
2015	Lowest contract charge 0.30% Class IB	$10.49	—	—	—	2.34%
	Highest contract charge 1.25% Class IB	$10.27	—	—	—	1.28%
	All contract charges	—	304	$3,110	0.00%	—

1290 VT GAMCO Small Company Value
2019	Lowest contract charge 1.30% Class IA	$28.38	—	—	—	21.75%
	Highest contract charge 1.70% Class IA	$27.23	—	—	—	21.24%
	All contract charges	—	8,032	$225,658	0.59%	—
2018	Lowest contract charge 0.65% Class IA	$18.82	—	—	—	(16.13)%
	Highest contract charge 1.70% Class IA	$22.46	—	—	—	(17.03)%
	All contract charges	—	8,696	$200,837	0.56%	—
2017	Lowest contract charge 0.65% Class IA	$22.44	—	—	—	15.37%
	Highest contract charge 1.70% Class IA	$27.07	—	—	—	14.12%
	All contract charges	—	9,108	$252,633	0.63%	—
2016	Lowest contract charge 0.65% Class IA	$19.45	—	—	—	22.48%
	Highest contract charge 1.70% Class IA	$23.72	—	—	—	21.21%
	All contract charges	—	8,949	$216,650	0.53%	—
2015	Lowest contract charge 0.65% Class IA	$15.88	—	—	—	(6.31)%
	Highest contract charge 1.70% Class IA	$19.57	—	—	—	(7.30)%
	All contract charges	—	8,664	$172,525	0.56%	—

1290 VT GAMCO Small Company Value
2019	Lowest contract charge 0.30% Class IB	$14.98	—	—	—	22.99%
	Highest contract charge 1.25% Class IB	$14.12	—	—	—	21.83%
	All contract charges	—	4,327	$58,145	0.59%	—
2018	Lowest contract charge 0.30% Class IB	$12.18	—	—	—	(15.83)%
	Highest contract charge 1.25% Class IB	$11.59	—	—	—	(16.62)%
	All contract charges	—	3,948	$43,787	0.56%	—

FSA-210

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

1290 VT GAMCO Small Company Value (Continued)
2017	Lowest contract charge 0.30% Class IB	$14.47	—	—	—	15.76%
	Highest contract charge 1.25% Class IB	$13.90	—	—	—	14.59%
	All contract charges	—	3,302	$44,286	0.63%	—
2016	Lowest contract charge 0.30% Class IB	$12.50	—	—	—	22.91%
	Highest contract charge 1.25% Class IB	$12.13	—	—	—	21.79%
	All contract charges	—	2,525	$29,851	0.53%	—
2015	Lowest contract charge 0.30% Class IB	$10.17	—	—	—	(6.01)%
	Highest contract charge 1.25% Class IB	$9.96	—	—	—	(6.92)%
	All contract charges	—	1,677	$16,544	0.56%	—

1290 VT High Yield Bond
2019	Lowest contract charge 1.10% Class IB	$11.67	—	—	—	11.67%
	Highest contract charge 1.70% Class IB	$12.28	—	—	—	11.03%
	All contract charges	—	1,615	$19,747	5.69%	—
2018	Lowest contract charge 1.10% Class IB	$10.45	—	—	—	(3.24)%
	Highest contract charge 1.70% Class IB	$11.06	—	—	—	(3.91)%
	All contract charges	—	1,260	$13,910	5.66%	—
2017	Lowest contract charge 1.10% Class IB	$10.80	—	—	—	5.26%
	Highest contract charge 1.70% Class IB	$11.51	—	—	—	4.73%
	All contract charges	—	1,182	$13,584	5.10%	—
2016	Lowest contract charge 1.10% Class IB	$10.26	—	—	—	10.56%
	Highest contract charge 1.70% Class IB	$10.99	—	—	—	9.79%
	All contract charges	—	1,007	$11,034	5.90%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.28	—	—	—	(7.29)%
	Highest contract charge 1.70% Class IB	$10.01	—	—	—	(4.76)%
	All contract charges	—	781	$7,803	2.19%	—

1290 VT Low Volatility Global Equity
2019	Lowest contract charge 1.10% Class IB	$13.37	—	—	—	18.74%
	Highest contract charge 1.30% Class IB	$11.56	—	—	—	18.44%
	All contract charges	—	263	$3,655	2.59%	—
2018	Lowest contract charge 1.10% Class IB	$11.26	—	—	—	(4.74)%
	Highest contract charge 1.30% Class IB(h)	$9.76	—	—	—	(3.27)%
	All contract charges	—	274	$3,253	2.93%	—
2017	Lowest contract charge 1.10% Class IB	$11.82	—	—	—	17.15%
	Highest contract charge 1.25% Class IB	$13.15	—	—	—	16.89%
	All contract charges	—	197	$2,521	1.63%	—
2016	Lowest contract charge 1.10% Class IB	$10.09	—	—	—	7.45%
	Highest contract charge 1.25% Class IB	$11.25	—	—	—	7.24%
	All contract charges	—	160	$1,769	2.25%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.39	—	—	—	(4.67)%
	Highest contract charge 1.25% Class IB	$10.49	—	—	—	(1.50)%
	All contract charges	—	112	$1,150	1.84%	—

1290 VT Micro Cap
2019	Lowest contract charge 1.10% Class IB	$11.21	—	—	—	28.11%
	Highest contract charge 1.65% Class IB(h)	$11.13	—	—	—	27.35%
	All contract charges	—	80	$889	0.25%	—
2018	Lowest contract charge 1.10% Class IB(h)	$8.75	—	—	—	(12.06)%
	Highest contract charge 1.30% Class IB(h)	$8.75	—	—	—	(11.97)%
	All contract charges	—	8	$66	0.09%	—

1290 VT Moderate Growth Allocation
2019	Lowest contract charge 1.30% Class IB(ab)	$11.26	—	—	—	10.94%
	Highest contract charge 1.65% Class IB(ab)	$11.22	—	—	—	10.54%
	All contract charges	—	1,719	$19,355	2.48%	—

FSA-211

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

1290 VT Multi-Alternative Strategies
2019	Lowest contract charge 1.10% Class IB	$10.41	—	—	—	6.44%
	Highest contract charge 1.25% Class IB(h)	$10.39	—	—	—	6.35%
	All contract charges	—	50	$521	3.73%	—
2018	Lowest contract charge 1.10% Class IB(h)	$9.78	—	—	—	(2.40)%
	Highest contract charge 1.10% Class IB(h)	$9.78	—	—	—	(2.40)%
	All contract charges	—	1	$14	1.78%	—

1290 VT Natural Resources
2019	Lowest contract charge 1.10% Class IB	$9.43	—	—	—	9.91%
	Highest contract charge 1.70% Class IB	$8.34	—	—	—	9.31%
	All contract charges	—	810	$7,067	4.99%	—
2018	Lowest contract charge 1.10% Class IB	$8.58	—	—	—	(15.05)%
	Highest contract charge 1.70% Class IB	$7.63	—	—	—	(15.50)%
	All contract charges	—	739	$5,820	2.69%	—
2017	Lowest contract charge 1.10% Class IB	$10.10	—	—	—	10.87%
	Highest contract charge 1.70% Class IB	$9.03	—	—	—	10.12%
	All contract charges	—	680	$6,284	2.65%	—
2016	Lowest contract charge 1.10% Class IB	$9.11	—	—	—	28.13%
	Highest contract charge 1.70% Class IB	$8.20	—	—	—	27.33%
	All contract charges	—	684	$5,680	3.00%	—
2015	Lowest contract charge 1.10% Class IB(c)	$7.11	—	—	—	(25.63)%
	Highest contract charge 1.70% Class IB	$6.44	—	—	—	(27.07)%
	All contract charges	—	324	$2,098	2.38%	—

1290 VT Real Estate
2019	Lowest contract charge 0.30% Class IB	$14.12	—	—	—	21.41%
	Highest contract charge 1.70% Class IB	$13.22	—	—	—	19.75%
	All contract charges	—	1,203	$15,893	5.23%	—
2018	Lowest contract charge 1.10% Class IB	$9.88	—	—	—	(6.62)%
	Highest contract charge 1.70% Class IB	$11.04	—	—	—	(7.15)%
	All contract charges	—	1,094	$12,114	3.80%	—
2017	Lowest contract charge 1.10% Class IB(c)	$10.58	—	—	—	9.07%
	Highest contract charge 1.70% Class IB	$11.89	—	—	—	8.49%
	All contract charges	—	1,125	$13,417	3.63%	—
2016	Lowest contract charge 0.65% Class IB	$10.34	—	—	—	3.92%
	Highest contract charge 1.70% Class IB	$10.96	—	—	—	2.81%
	All contract charges	—	1,120	$12,295	0.74%	—
2015	Lowest contract charge 0.65% Class IB	$9.95	—	—	—	(2.64)%
	Highest contract charge 1.70% Class IB	$10.66	—	—	—	(3.62)%
	All contract charges	—	858	$9,155	0.65%	—

1290 VT Small Cap Value
2019	Lowest contract charge 0.30% Class IB(h)	$10.22	—	—	—	25.40%
	Highest contract charge 1.65% Class IB(h)	$10.05	—	—	—	23.77%
	All contract charges	—	163	$1,641	1.64%	—
2018	Lowest contract charge 1.10% Class IB(h)	$8.13	—	—	—	(16.62)%
	Highest contract charge 1.30% Class IBh)	$8.13	—	—	—	(16.62)%
	All contract charges	—	13	$107	1.72%	—

1290 VT SmartBeta Equity
2019	Lowest contract charge 0.30% Class IB	$16.79	—	—	—	26.53%
	Highest contract charge 1.65% Class IB(h)	$11.87	—	—	—	24.82%
	All contract charges	—	254	$3,696	1.30%	—
2018	Lowest contract charge 1.10% Class IB	$11.30	—	—	—	(7.07)%
	Highest contract charge 1.30% Class IB(h)	$9.52	—	—	—	(5.65)%
	All contract charges	—	197	$2,315	1.39%	—

FSA-212

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

1290 VT SmartBeta Equity (Continued)
2017	Lowest contract charge 1.10% Class IB	$12.16	—	—	—	20.40%
	Highest contract charge 1.25% Class IB	$13.62	—	—	—	20.21%
	All contract charges	—	106	$1,393	1.42%	—
2016	Lowest contract charge 1.10% Class IB	$10.10	—	—	—	4.66%
	Highest contract charge 1.25% Class IB	$11.33	—	—	—	4.62%
	All contract charges	—	87	$955	1.44%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.65	—	—	—	(3.02)%
	Highest contract charge 1.25% Class IB	$10.83	—	—	—	(0.18)%
	All contract charges	—	65	$698	1.33%	—

1290 VT Socially Responsible
2019	Lowest contract charge 1.10% Class IB	$15.21	—	—	—	28.90%
	Highest contract charge 1.70% Class IB	$18.87	—	—	—	28.02%
	All contract charges	—	573	$9,553	0.98%	—
2018	Lowest contract charge 1.10% Class IB	$11.80	—	—	—	(5.45)%
	Highest contract charge 1.70% Class IB	$14.74	—	—	—	(5.99)%
	All contract charges	—	472	$6,185	1.19%	—
2017	Lowest contract charge 1.10% Class IB	$12.48	—	—	—	19.08%
	Highest contract charge 1.70% Class IB	$15.68	—	—	—	18.34%
	All contract charges	—	285	$4,332	1.05%	—
2016	Lowest contract charge 1.10% Class IB	$10.48	—	—	—	8.71%
	Highest contract charge 1.70% Class IB	$13.25	—	—	—	8.16%
	All contract charges	—	266	$3,503	1.27%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.64	—	—	—	(3.98)%
	Highest contract charge 1.70% Class IB	$12.25	—	—	—	(1.29)%
	All contract charges	—	208	$2,631	1.35%	—

7TwelveTM Balanced Portfolio
2019	Lowest contract charge 1.10% Class 4	$10.82	—	—	—	13.54%
	Highest contract charge 1.70% Class 4	$11.68	—	—	—	12.96%
	All contract charges	—	4,700	$55,051	1.14%	—
2018	Lowest contract charge 1.10% Class 4	$9.53	—	—	—	(9.58)%
	Highest contract charge 1.70% Class 4	$10.34	—	—	—	(10.24)%
	All contract charges	—	5,416	$55,914	0.43%	—
2017	Lowest contract charge 1.10% Class 4(c)	$10.54	—	—	—	9.11%
	Highest contract charge 1.70% Class 4	$11.52	—	—	—	8.47%
	All contract charges	—	6,266	$71,655	0.34%	—
2016	Lowest contract charge 0.30% Class 4	$9.97	—	—	—	8.96%
	Highest contract charge 1.70% Class 4	$10.62	—	—	—	7.38%
	All contract charges	—	7,083	$74,489	0.16%	—
2015	Lowest contract charge 0.30% Class 4	$9.15	—	—	—	(7.67)%
	Highest contract charge 1.70% Class 4	$9.89	—	—	—	(8.93)%
	All contract charges	—	7,921	$77,313	0.47%	—

AB VPS Balanced Wealth Strategy Portfolio
2019	Lowest contract charge 1.30% Class B	$18.12	—	—	—	16.68%
	Highest contract charge 1.70% Class B	$17.39	—	—	—	16.24%
	All contract charges	—	226	$4,063	2.19%	—
2018	Lowest contract charge 1.30% Class B	$15.53	—	—	—	(7.61)%
	Highest contract charge 1.70% Class B	$14.96	—	—	—	(8.05)%
	All contract charges	—	299	$4,596	1.70%	—
2017	Lowest contract charge 1.30% Class B	$16.81	—	—	—	14.12%
	Highest contract charge 1.70% Class B	$16.27	—	—	—	13.70%
	All contract charges	—	329	$5,470	1.79%	—
2016	Lowest contract charge 1.30% Class B	$14.73	—	—	—	3.08%
	Highest contract charge 1.70% Class B	$14.31	—	—	—	2.65%
	All contract charges	—	363	$5,298	1.82%	—

FSA-213

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

AB VPS Balanced Wealth Strategy Portfolio (Continued)
2015	Lowest contract charge 1.30% Class B	$14.29	—	—	—	0.00%
	Highest contract charge 1.70% Class B	$13.94	—	—	—	(0.43)%
	All contract charges	—	376	$5,337	2.01%	—

AB VPS Global Thematic Growth Portfolio
2019	Lowest contract charge 1.10% Class B	$14.19	—	—	—	28.30%
	Highest contract charge 1.25% Class B	$14.76	—	—	—	28.13%
	All contract charges	—	133	$1,929	0.16%	—
2018	Lowest contract charge 1.10% Class B	$11.06	—	—	—	(10.95)%
	Highest contract charge 1.25% Class B	$11.52	—	—	—	(11.11)%
	All contract charges	—	117	$1,310	0.00%	—
2017	Lowest contract charge 1.10% Class B	$12.42	—	—	—	34.85%
	Highest contract charge 1.25% Class B	$12.96	—	—	—	34.58%
	All contract charges	—	91	$1,155	0.27%	—
2016	Lowest contract charge 1.10% Class B	$9.21	—	—	—	(2.02)%
	Highest contract charge 1.25% Class B	$9.63	—	—	—	(2.03)%
	All contract charges	—	52	$489	0.00%	—
2015	Lowest contract charge 1.10% Class B(c)	$9.40	—	—	—	(6.37)%
	Highest contract charge 1.25% Class B	$9.83	—	—	—	1.34%
	All contract charges	—	15	$147	0.00%	—

AB VPS Growth and Income Portfolio
2019	Lowest contract charge 0.30% Class B	$15.74	—	—	—	23.26%
	Highest contract charge 1.25% Class B	$14.96	—	—	—	22.12%
	All contract charges	—	1,046	$15,320	1.04%	—
2018	Lowest contract charge 1.10% Class B	$11.87	—	—	—	(6.83)%
	Highest contract charge 1.25% Class B	$12.25	—	—	—	(7.06)%
	All contract charges	—	759	$9,082	0.74%	—
2017	Lowest contract charge 1.10% Class B	$12.74	—	—	—	17.20%
	Highest contract charge 1.25% Class B	$13.18	—	—	—	17.16%
	All contract charges	—	325	$4,194	1.25%	—
2016	Lowest contract charge 1.10% Class B	$10.87	—	—	—	9.91%
	Highest contract charge 1.25% Class B	$11.25	—	—	—	9.65%
	All contract charges	—	266	$2,945	0.95%	—
2015	Lowest contract charge 1.10% Class B(c)	$9.89	—	—	—	(0.80)%
	Highest contract charge 1.25% Class B	$10.26	—	—	—	0.20%
	All contract charges	—	108	$1,099	1.36%	—

AB VPS International Growth Portfolio
2019	Lowest contract charge 1.30% Class B	$13.87	—	—	—	25.52%
	Highest contract charge 1.70% Class B	$13.31	—	—	—	25.09%
	All contract charges	—	562	$7,713	0.28%	—
2018	Lowest contract charge 1.30% Class B	$11.05	—	—	—	(18.63)%
	Highest contract charge 1.70% Class B	$10.64	—	—	—	(19.03)%
	All contract charges	—	652	$7,139	0.41%	—
2017	Lowest contract charge 0.65% Class B	$12.37	—	—	—	33.73%
	Highest contract charge 1.70% Class B	$13.14	—	—	—	32.33%
	All contract charges	—	716	$9,644	0.94%	—
2016	Lowest contract charge 0.65% Class B	$9.25	—	—	—	(7.59)%
	Highest contract charge 1.70% Class B	$9.93	—	—	—	(8.65)%
	All contract charges	—	726	$7,354	0.00%	—
2015	Lowest contract charge 0.65% Class B	$10.01	—	—	—	(2.82)%
	Highest contract charge 1.70% Class B	$10.87	—	—	—	(3.81)%
	All contract charges	—	802	$8,882	0.06%	—

FSA-214

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

AB VPS Small/Mid Cap Value Portfolio
2019	Lowest contract charge 0.30% Class B	$13.40	—	—	—	19.54%
	Highest contract charge 1.25% Class B	$12.74	—	—	—	18.40%
	All contract charges	—	480	$6,015	0.33%	—
2018	Lowest contract charge 0.30% Class B	$11.21	—	—	—	(15.59)%
	Highest contract charge 1.25% Class B	$10.76	—	—	—	(16.39)%
	All contract charges	—	402	$4,259	0.22%	—
2017	Lowest contract charge 1.10% Class B(c)	$12.50	—	—	—	11.61%
	Highest contract charge 1.25% Class B	$12.87	—	—	—	11.53%
	All contract charges	—	317	$4,027	0.25%	—
2016	Lowest contract charge 0.30% Class B	$11.80	—	—	—	24.34%
	Highest contract charge 1.25% Class B	$11.54	—	—	—	23.16%
	All contract charges	—	250	$2,852	0.39%	—
2015	Lowest contract charge 0.30% Class B	$9.49	—	—	—	(5.95)%
	Highest contract charge 1.25% Class B	$9.37	—	—	—	(6.86)%
	All contract charges	—	122	$1,140	0.54%	—

All Asset Growth-Alt 20
2019	Lowest contract charge 1.30% Class IA	$17.50	—	—	—	17.53%
	Highest contract charge 1.70% Class IA	$16.79	—	—	—	17.09%
	All contract charges	—	1,658	$28,759	1.67%	—
2018	Lowest contract charge 1.30% Class IA	$14.89	—	—	—	(8.76)%
	Highest contract charge 1.70% Class IA	$14.34	—	—	—	(9.18)%
	All contract charges	—	1,865	$27,529	1.76%	—
2017	Lowest contract charge 1.30% Class IA	$16.32	—	—	—	14.45%
	Highest contract charge 1.70% Class IA	$15.79	—	—	—	13.92%
	All contract charges	—	1,946	$31,512	1.61%	—
2016	Lowest contract charge 1.30% Class IA	$14.26	—	—	—	8.11%
	Highest contract charge 1.70% Class IA	$13.86	—	—	—	7.78%
	All contract charges	—	1,294	$18,359	1.45%	—
2015	Lowest contract charge 1.30% Class IA	$13.19	—	—	—	(5.18)%
	Highest contract charge 1.70% Class IA	$12.86	—	—	—	(5.65)%
	All contract charges	—	1,122	$14,722	0.88%	—

All Asset Growth-Alt 20
2019	Lowest contract charge 1.10% Class IB	$11.72	—	—	—	17.79%
	Highest contract charge 1.25% Class IB	$11.67	—	—	—	17.64%
	All contract charges	—	1,089	$12,733	1.67%	—
2018	Lowest contract charge 1.10% Class IB	$9.95	—	—	—	(8.55)%
	Highest contract charge 1.25% Class IB	$9.92	—	—	—	(8.74)%
	All contract charges	—	1,145	$11,373	1.76%	—
2017	Lowest contract charge 1.10% Class IB(f)	$10.88	—	—	—	8.58%
	Highest contract charge 1.25% Class IB(f)	$10.87	—	—	—	8.48%
	All contract charges	—	1,153	$12,537	1.61%	—

ALPS | Red Rocks Listed Private Equity Portfolio
2019	Lowest contract charge 1.10% Class III	$14.75	—	—	—	38.24%
	Highest contract charge 1.25% Class III	$14.65	—	—	—	38.08%
	All contract charges	—	355	$5,227	0.00%	—
2018	Lowest contract charge 1.10% Class III(d)	$10.67	—	—	—	(13.46)%
	Highest contract charge 1.25% Class III	$10.61	—	—	—	(13.60)%
	All contract charges	—	360	$3,842	5.79%	—
2017	Lowest contract charge 0.30% Class III	$12.33	—	—	—	24.55%
	Highest contract charge 1.25% Class III	$12.28	—	—	—	23.29%
	All contract charges	—	268	$3,300	3.19%	—
2016	Lowest contract charge 1.10% Class III	$9.98	—	—	—	6.85%
	Highest contract charge 1.25% Class III	$9.96	—	—	—	6.64%
	All contract charges	—	158	$1,582	1.12%	—

FSA-215

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

ALPS | Red Rocks Listed Private Equity Portfolio (Continued)
2015	Lowest contract charge 1.10% Class III(d)	$9.34	—	—	—	(9.42)%
	Highest contract charge 1.25% Class III(d)	$9.34	—	—	—	(9.48)%
	All contract charges	—	48	$457	0.62%	—

American Century VP Inflation Protection Fund
2019	Lowest contract charge 0.30% Class II	$11.03	—	—	—	8.56%
	Highest contract charge 1.25% Class II	$10.40	—	—	—	7.55%
	All contract charges	—	840	$8,757	2.32%	—
2018	Lowest contract charge 1.10% Class II	$9.70	—	—	—	(3.87)%
	Highest contract charge 1.25% Class II	$9.67	—	—	—	(4.07)%
	All contract charges	—	817	$7,906	2.97%	—
2017	Lowest contract charge 1.10% Class II	$10.09	—	—	—	2.54%
	Highest contract charge 1.25% Class II	$10.08	—	—	—	2.44%
	All contract charges	—	627	$6,328	2.74%	—
2016	Lowest contract charge 1.10% Class II	$9.84	—	—	—	3.25%
	Highest contract charge 1.25% Class II	$9.84	—	—	—	3.04%
	All contract charges	—	438	$4,317	1.86%	—
2015	Lowest contract charge 1.10% Class II(c)	$9.53	—	—	—	(3.54)%
	Highest contract charge 1.25% Class II	$9.55	—	—	—	(3.63)%
	All contract charges	—	337	$3,208	1.92%	—

American Century VP Large Company Value
2019	Lowest contract charge 1.30% Class II	$24.39	—	—	—	25.66%
	Highest contract charge 1.70% Class II	$23.41	—	—	—	25.12%
	All contract charges	—	83	$1,991	1.91%	—
2018	Lowest contract charge 1.30% Class II	$19.41	—	—	—	(9.38)%
	Highest contract charge 1.70% Class II	$18.71	—	—	—	(9.74)%
	All contract charges	—	88	$1,680	1.57%	—
2017	Lowest contract charge 1.30% Class II	$21.42	—	—	—	9.51%
	Highest contract charge 1.70% Class II	$20.73	—	—	—	9.11%
	All contract charges	—	113	$2,376	1.58%	—
2016	Lowest contract charge 1.30% Class II	$19.56	—	—	—	13.52%
	Highest contract charge 1.70% Class II	$19.00	—	—	—	13.03%
	All contract charges	—	121	$2,365	1.96%	—
2015	Lowest contract charge 1.30% Class II	$17.23	—	—	—	(5.28)%
	Highest contract charge 1.70% Class II	$16.81	—	—	—	(5.67)%
	All contract charges	—	147	$2,523	1.35%	—

American Funds Insurance Series® Asset Allocation FundSM
2019	Lowest contract charge 1.10% Class 4	$13.54	—	—	—	19.61%
	Highest contract charge 1.25% Class 4	$14.75	—	—	—	19.43%
	All contract charges	—	6,917	$97,750	1.82%	—
2018	Lowest contract charge 1.10% Class 4	$11.32	—	—	—	(5.90)%
	Highest contract charge 1.25% Class 4	$12.35	—	—	—	(6.01)%
	All contract charges	—	5,924	$70,115	1.65%	—
2017	Lowest contract charge 1.10% Class 4	$12.03	—	—	—	14.68%
	Highest contract charge 1.25% Class 4	$13.14	—	—	—	14.46%
	All contract charges	—	4,036	$50,965	1.67%	—
2016	Lowest contract charge 1.10% Class 4	$10.49	—	—	—	7.92%
	Highest contract charge 1.25% Class 4	$11.48	—	—	—	7.79%
	All contract charges	—	2,434	$27,035	1.67%	—
2015	Lowest contract charge 1.10% Class 4(c)	$9.72	—	—	—	(2.11)%
	Highest contract charge 1.25% Class 4	$10.65	—	—	—	(0.19)%
	All contract charges	—	1,420	$14,981	2.33%	—

FSA-216

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

American Funds Insurance Series® Bond FundSM
2019	Lowest contract charge 0.65% Class 4	$11.21	—	—	—	8.41%
	Highest contract charge 1.70% Class 4	$10.53	—	—	—	7.23%
	All contract charges	—	3,573	$38,403	2.50%	—
2018	Lowest contract charge 0.65% Class 4	$10.34	—	—	—	(1.62)%
	Highest contract charge 1.70% Class 4	$9.82	—	—	—	(2.58)%
	All contract charges	—	3,487	$34,807	2.13%	—
2017	Lowest contract charge 0.65% Class 4	$10.51	—	—	—	2.64%
	Highest contract charge 1.70% Class 4	$10.08	—	—	—	1.61%
	All contract charges	—	4,010	$40,933	1.95%	—
2016	Lowest contract charge 0.65% Class 4	$10.24	—	—	—	2.20%
	Highest contract charge 1.70% Class 4	$9.92	—	—	—	1.02%
	All contract charges	—	3,991	$39,988	1.70%	—
2015	Lowest contract charge 0.65% Class 4	$10.02	—	—	—	(0.79)%
	Highest contract charge 1.70% Class 4	$9.82	—	—	—	(1.80)%
	All contract charges	—	2,649	$26,193	2.07%	—

American Funds Insurance Series® Global Growth FundSM
2019	Lowest contract charge 0.30% Class 4	$18.09	—	—	—	34.40%
	Highest contract charge 1.25% Class 4	$17.06	—	—	—	33.18%
	All contract charges	—	1,101	$17,303	1.01%	—
2018	Lowest contract charge 0.30% Class 4	$13.46	—	—	—	(9.48)%
	Highest contract charge 1.25% Class 4	$12.81	—	—	—	(10.36)%
	All contract charges	—	922	$10,929	0.58%	—
2017	Lowest contract charge 0.30% Class 4	$14.87	—	—	—	30.67%
	Highest contract charge 1.25% Class 4	$14.29	—	—	—	29.44%
	All contract charges	—	589	$7,918	0.72%	—
2016	Lowest contract charge 0.30% Class 4	$11.38	—	—	—	0.09%
	Highest contract charge 1.25% Class 4	$11.04	—	—	—	(0.81)%
	All contract charges	—	386	$4,005	0.77%	—
2015	Lowest contract charge 0.30% Class 4	$11.37	—	—	—	6.36%
	Highest contract charge 1.25% Class 4	$11.13	—	—	—	5.30%
	All contract charges	—	244	$2,669	1.33%	—

American Funds Insurance Series® Global Small Capitalization FundSM
2019	Lowest contract charge 0.30% Class 4	$15.47	—	—	—	30.88%
	Highest contract charge 1.70% Class 4	$16.02	—	—	—	28.99%
	All contract charges	—	1,397	$21,830	0.01%	—
2018	Lowest contract charge 0.30% Class 4	$11.82	—	—	—	(11.06)%
	Highest contract charge 1.70% Class 4	$12.42	—	—	—	(12.35)%
	All contract charges	—	1,382	$16,863	0.02%	—
2017	Lowest contract charge 0.30% Class 4	$13.29	—	—	—	25.26%
	Highest contract charge 1.70% Class 4	$14.17	—	—	—	23.54%
	All contract charges	—	1,194	$16,674	0.41%	—
2016	Lowest contract charge 0.30% Class 4	$10.61	—	—	—	1.53%
	Highest contract charge 1.70% Class 4	$11.47	—	—	—	0.09%
	All contract charges	—	1,083	$12,237	0.10%	—
2015	Lowest contract charge 0.30% Class 4	$10.45	—	—	—	(0.29)%
	Highest contract charge 1.70% Class 4	$11.46	—	—	—	(1.72)%
	All contract charges	—	1,077	$12,084	0.00%	—

American Funds Insurance Series® Growth-Income FundSM
2019	Lowest contract charge 0.30% Class 4	$19.27	—	—	—	25.46%
	Highest contract charge 1.25% Class 4	$18.16	—	—	—	24.21%
	All contract charges	—	1,787	$28,986	1.59%	—
2018	Lowest contract charge 0.30% Class 4	$15.36	—	—	—	(2.35)%
	Highest contract charge 1.25% Class 4	$14.62	—	—	—	(3.24)%
	All contract charges	—	1,461	$19,140	1.51%	—

FSA-217

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

American Funds Insurance Series® Growth-Income FundSM (Continued)
2017	Lowest contract charge 0.30% Class 4	$15.73	—	—	—	21.75%
	Highest contract charge 1.25% Class 4	$15.11	—	—	—	20.49%
	All contract charges	—	867	$11,955	1.52%	—
2016	Lowest contract charge 0.30% Class 4	$12.92	—	—	—	10.90%
	Highest contract charge 1.25% Class 4	$12.54	—	—	—	9.90%
	All contract charges	—	505	$6,035	1.49%	—
2015	Lowest contract charge 0.30% Class 4	$11.65	—	—	—	0.95%
	Highest contract charge 1.25% Class 4	$11.41	—	—	—	(0.09)%
	All contract charges	—	371	$4,158	1.91%	—

American Funds Insurance Series® International Growth and Income FundSM
2019	Lowest contract charge 1.10% Class 4	$11.52	—	—	—	21.14%
	Highest contract charge 1.25% Class 4	$11.71	—	—	—	20.85%
	All contract charges	—	839	$9,750	2.47%	—
2018	Lowest contract charge 1.10% Class 4	$9.51	—	—	—	(12.43)%
	Highest contract charge 1.25% Class 4	$9.69	—	—	—	(12.55)%
	All contract charges	—	715	$6,877	2.31%	—
2017	Lowest contract charge 1.10% Class 4	$10.86	—	—	—	23.27%
	Highest contract charge 1.25% Class 4	$11.08	—	—	—	23.25%
	All contract charges	—	506	$5,568	2.34%	—
2016	Lowest contract charge 1.10% Class 4	$8.81	—	—	—	0.11%
	Highest contract charge 1.25% Class 4	$8.99	—	—	—	(0.11)%
	All contract charges	—	361	$3,229	2.67%	—
2015	Lowest contract charge 1.10% Class 4(c)	$8.80	—	—	—	(12.09)%
	Highest contract charge 1.25% Class 4	$9.00	—	—	—	(7.02)%
	All contract charges	—	319	$2,871	2.52%	—

American Funds Insurance Series® Managed Risk Asset Allocation FundSM
2019	Lowest contract charge 1.30% Class P-2	$14.86	—	—	—	16.46%
	Highest contract charge 1.70% Class P-2	$14.46	—	—	—	16.05%
	All contract charges	—	488	$7,183	2.29%	—
2018	Lowest contract charge 1.30% Class P-2	$12.76	—	—	—	(6.18)%
	Highest contract charge 1.70% Class P-2	$12.46	—	—	—	(6.53)%
	All contract charges	—	509	$6,445	1.33%	—
2017	Lowest contract charge 1.30% Class P-2	$13.60	—	—	—	13.33%
	Highest contract charge 1.70% Class P-2	$13.33	—	—	—	12.87%
	All contract charges	—	562	$7,606	0.76%	—
2016	Lowest contract charge 1.30% Class P-2	$12.00	—	—	—	5.91%
	Highest contract charge 1.70% Class P-2	$11.81	—	—	—	5.45%
	All contract charges	—	484	$5,775	1.31%	—
2015	Lowest contract charge 1.30% Class P-2	$11.33	—	—	—	(2.41)%
	Highest contract charge 1.70% Class P-2	$11.20	—	—	—	(2.78)%
	All contract charges	—	504	$5,699	1.50%	—

American Funds Insurance Series® New World Fund®
2019	Lowest contract charge 0.30% Class 4	$13.22	—	—	—	28.47%
	Highest contract charge 1.70% Class 4	$12.95	—	—	—	26.71%
	All contract charges	—	5,102	$66,579	0.77%	—
2018	Lowest contract charge 0.30% Class 4	$10.29	—	—	—	(14.53)%
	Highest contract charge 1.70% Class 4	$10.22	—	—	—	(15.75)%
	All contract charges	—	5,012	$51,492	0.71%	—
2017	Lowest contract charge 0.30% Class 4	$12.04	—	—	—	28.63%
	Highest contract charge 1.70% Class 4	$12.13	—	—	—	26.88%
	All contract charges	—	4,386	$53,367	0.85	—
2016	Lowest contract charge 0.30% Class 4	$9.36	—	—	—	4.82%
	Highest contract charge 1.70% Class 4	$9.56	—	—	—	3.24%
	All contract charges	—	3,789	$36,229	0.67%	—

FSA-218

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

American Funds Insurance Series® New World Fund® (Continued)
2015	Lowest contract charge 0.30% Class 4	$8.93	—	—	—	(3.67)%
	Highest contract charge 1.70% Class 4	$9.26	—	—	—	(5.03)%
	All contract charges	—	3,247	$29,955	0.58%	—

BlackRock Global Allocation V.I. Fund
2019	Lowest contract charge 1.10% Class III(c )	$11.47	—	—	—	16.45%
	Highest contract charge 1.70% Class III	$14.72	—	—	—	15.81%
	All contract charges	—	7,684	$107,424	1.24%	—
2018	Lowest contract charge 0.30% Class III	$11.09	—	—	—	(7.81)%
	Highest contract charge 1.70% Class III	$12.71	—	—	—	(9.21)%
	All contract charges	—	8,626	$104,285	0.84%	—
2017	Lowest contract charge 0.30% Class III	$12.03	—	—	—	13.38%
	Highest contract charge 1.70% Class III	$14.00	—	—	—	11.82%
	All contract charges	—	9,120	$121,106	1.31%	—
2016	Lowest contract charge 0.30% Class III	$10.61	—	—	—	3.51%
	Highest contract charge 1.70% Class III	$12.52	—	—	—	2.04%
	All contract charges	—	8,837	$105,416	1.26%	—
2015	Lowest contract charge 0.30% Class III	$10.25	—	—	—	(1.35)%
	Highest contract charge 1.70% Class III	$12.27	—	—	—	(2.70)%
	All contract charges	—	8,262	$97,493	1.11%	—

BlackRock Large Cap Focus Growth V.I. Fund
2019	Lowest contract charge 1.30% Class III	$35.93	—	—	—	30.61%
	Highest contract charge 1.70% Class III	$34.48	—	—	—	30.06%
	All contract charges	—	1,806	$64,298	0.00%	—
2018	Lowest contract charge 1.30% Class III	$27.51	—	—	—	1.44%
	Highest contract charge 1.70% Class III	$26.51	—	—	—	1.03%
	All contract charges	—	2,054	$55,833	0.00%	—
2017	Lowest contract charge 1.30% Class III	$27.12	—	—	—	27.50%
	Highest contract charge 1.70% Class III	$26.24	—	—	—	27.01%
	All contract charges	—	1,611	$43,359	0.00%	—
2016	Lowest contract charge 0.65% Class III	$19.69	—	—	—	6.84%
	Highest contract charge 1.70% Class III	$20.66	—	—	—	5.73%
	All contract charges	—	1,589	$33,551	0.48%	—
2015	Lowest contract charge 0.65% Class III	$18.43	—	—	—	1.82%
	Highest contract charge 1.70% Class III	$19.54	—	—	—	0.77%
	All contract charges	—	1,580	$31,474	0.39%	—

CharterSM Aggressive Growth
2019	Lowest contract charge 1.10% Class B	$11.93	—	—	—	19.42%
	Highest contract charge 1.25% Class B	$12.56	—	—	—	19.17%
	All contract charges	—	1,217	$14,746	2.25%	—
2018	Lowest contract charge 1.10% Class B	$9.99	—	—	—	(9.76)%
	Highest contract charge 1.25% Class B	$10.54	—	—	—	(9.84)%
	All contract charges	—	676	$6,962	1.39%	—
2017	Lowest contract charge 1.10% Class B	$11.07	—	—	—	15.55%
	Highest contract charge 1.25% Class B	$11.69	—	—	—	15.29%
	All contract charges	—	556	$6,418	1.27%	—
2016	Lowest contract charge 1.10% Class B	$9.58	—	—	—	7.28%
	Highest contract charge 1.25% Class B	$10.14	—	—	—	7.19%
	All contract charges	—	524	$5,261	0.83%	—
2015	Lowest contract charge 1.10% Class B(c)	$8.93	—	—	—	(9.71)%
	Highest contract charge 1.25% Class B	$9.46	—	—	—	(6.80)%
	All contract charges	—	448	$4,229	0.99%	—

FSA-219

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

CharterSM Conservative
2019	Lowest contract charge 1.10% Class B	$11.21	—	—	—	10.66%
	Highest contract charge 1.25% Class B	$11.39	—	—	—	10.48%
	All contract charges	—	3,813	$43,197	2.60%	—
2018	Lowest contract charge 1.10% Class B	$10.13	—	—	—	(4.34)%
	Highest contract charge 1.25% Class B	$10.31	—	—	—	(4.45)%
	All contract charges	—	3,081	$31,599	1.95%	—
2017	Lowest contract charge 1.10% Class B	$10.59	—	—	—	6.86%
	Highest contract charge 1.25% Class B	$10.79	—	—	—	6.73%
	All contract charges	—	2,892	$31,054	1.70%	—
2016	Lowest contract charge 1.10% Class B	$9.91	—	—	—	4.54%
	Highest contract charge 1.25% Class B	$10.11	—	—	—	4.44%
	All contract charges	—	2,872	$28,929	2.49%	—
2015	Lowest contract charge 1.10% Class B(c)	$9.48	—	—	—	(4.63)%
	Highest contract charge 1.25% Class B	$9.68	—	—	—	(3.87)%
	All contract charges	—	1,788	$17,270	1.75%	—
CharterSM Growth
2019	Lowest contract charge 1.10% Class B	$11.79	—	—	—	17.31%
	Highest contract charge 1.25% Class B	$12.34	—	—	—	17.19%
	All contract charges	—	2,249	$27,099	2.20%	—
2018	Lowest contract charge 1.10% Class B	$10.05	—	—	—	(8.47)%
	Highest contract charge 1.25% Class B	$10.53	—	—	—	(8.67)%
	All contract charges	—	1,426	$14,855	1.58%	—
2017	Lowest contract charge 1.10% Class B	$10.98	—	—	—	13.55%
	Highest contract charge 1.25% Class B	$11.53	—	—	—	13.48%
	All contract charges	—	1,178	$13,482	1.35%	—
2016	Lowest contract charge 1.10% Class B	$9.67	—	—	—	6.38%
	Highest contract charge 1.25% Class B	$10.16	—	—	—	6.17%
	All contract charges	—	1,228	$12,410	1.36%	—
2015	Lowest contract charge 1.10% Class B(c)	$9.09	—	—	—	(8.27)%
	Highest contract charge 1.25% Class B	$9.57	—	—	—	(5.81)%
	All contract charges	—	1,243	$11,889	1.06%	—

CharterSM Moderate
2019	Lowest contract charge 0.30% Class B	$12.57	—	—	—	14.48%
	Highest contract charge 1.70% Class B	$11.36	—	—	—	12.92%
	All contract charges	—	3,426	$40,166	2.27%	—
2018	Lowest contract charge 0.30% Class B	$10.98	—	—	—	(5.18)%
	Highest contract charge 1.70% Class B	$10.06	—	—	—	(6.51)%
	All contract charges	—	3,144	$32,550	1.87%	—
2017	Lowest contract charge 0.30% Class B	$11.58	—	—	—	10.60%
	Highest contract charge 1.70% Class B	$10.76	—	—	—	9.02%
	All contract charges	—	3,037	$33,504	1.73%	—
2016	Lowest contract charge 0.30% Class B	$10.47	—	—	—	5.86%
	Highest contract charge 1.70% Class B	$9.87	—	—	—	4.44%
	All contract charges	—	2,339	$23,612	1.95%	—
2015	Lowest contract charge 0.30% Class B(a)	$9.89	—	—	—	(3.32)%
	Highest contract charge 1.70% Class B	$9.45	—	—	—	(6.16)%
	All contract charges	—	2,049	$19,789	1.48%	—

CharterSM Moderate Growth
2019	Lowest contract charge 0.30% Class B	$12.93	—	—	—	16.38%
	Highest contract charge 1.70% Class B(a)	$11.58	—	—	—	14.77%
	All contract charges	—	2,948	$35,195	1.91%	—
2018	Lowest contract charge 0.30% Class B	$11.11	—	—	—	(6.48)%
	Highest contract charge 1.65% Class B	$10.11	—	—	—	(7.76)%
	All contract charges	—	2,723	$28,270	1.77%	—

FSA-220

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

CharterSM Moderate Growth (Continued)
2017	Lowest contract charge 0.30% Class B	$11.88	—	—	—	12.50%
	Highest contract charge 1.65% Class B	$10.96	—	—	—	11.04%
	All contract charges	—	2,155	$24,244	1.38%	—
2016	Lowest contract charge 0.30% Class B	$10.56	—	—	—	6.56%
	Highest contract charge 1.65% Class B	$9.87	—	—	—	5.00%
	All contract charges	—	2,156	$21,857	1.90%	—
2015	Lowest contract charge 1.10% Class B(c)	$9.27	—	—	—	(6.65)%
	Highest contract charge 1.65% Class B	$9.40	—	—	—	(6.75)%
	All contract charges	—	1,739	$16,803	1.58%	—

CharterSM Multi-Sector Bond
2019	Lowest contract charge 1.30% Class B	$12.09	—	—	—	5.50%
	Highest contract charge 1.70% Class B	$27.90	—	—	—	5.08%
	All contract charges	—	108	$1,477	2.01%	—
2018	Lowest contract charge 1.30% Class B	$11.46	—	—	—	(1.80)%
	Highest contract charge 1.70% Class B	$26.55	—	—	—	(2.21)%
	All contract charges	—	111	$1,441	2.02%	—
2017	Lowest contract charge 1.30% Class B	$11.67	—	—	—	0.95%
	Highest contract charge 1.70% Class B	$27.15	—	—	—	0.52%
	All contract charges	—	139	$1,798	1.55%	—
2016	Lowest contract charge 1.30% Class B	$11.56	—	—	—	1.58%
	Highest contract charge 1.70% Class B	$27.01	—	—	—	1.16%
	All contract charges	—	150	$1,938	1.98%	—
2015	Lowest contract charge 1.30% Class B	$11.38	—	—	—	(1.90)%
	Highest contract charge 1.70% Class B	$26.70	—	—	—	(2.31)%
	All contract charges	—	192	$2,406	1.49%	—

CharterSM Small Cap Growth
2019	Lowest contract charge 0.30% Class B	$16.34	—	—	—	32.63%
	Highest contract charge 1.70% Class B	$15.37	—	—	—	30.70%
	All contract charges	—	946	$11,486	1.95%	—
2018	Lowest contract charge 0.30% Class B	$12.32	—	—	—	(5.30)%
	Highest contract charge 1.70% Class B	$11.76	—	—	—	(6.59)%
	All contract charges	—	938	$8,820	3.68%	—
2017	Lowest contract charge 0.30% Class B	$13.01	—	—	—	24.02%
	Highest contract charge 1.70% Class B	$12.59	—	—	—	22.23%
	All contract charges	—	993	$9,947	2.67%	—
2016	Lowest contract charge 0.30% Class B	$10.49	—	—	—	9.04%
	Highest contract charge 1.70% Class B	$10.30	—	—	—	7.52%
	All contract charges	—	969	$7,997	0.00%	—
2015	Lowest contract charge 0.30% Class B	$9.62	—	—	—	(6.33)%
	Highest contract charge 1.70% Class B	$9.58	—	—	—	(7.71)%
	All contract charges	—	1,003	$7,879	0.29%	—

CharterSM Small Cap Value
2019	Lowest contract charge 1.10% Class B	$12.25	—	—	—	23.24%
	Highest contract charge 1.70% Class B	$25.39	—	—	—	22.54%
	All contract charges	—	703	$13,530	0.46%	—
2018	Lowest contract charge 1.10% Class B	$9.94	—	—	—	(13.94)%
	Highest contract charge 1.70% Class B	$20.72	—	—	—	(14.49)%
	All contract charges	—	868	$14,641	1.12%	—
2017	Lowest contract charge 1.10% Class B	$11.55	—	—	—	10.10%
	Highest contract charge 1.70% Class B	$24.23	—	—	—	9.39%
	All contract charges	—	705	$13,781	1.28%	—
2016	Lowest contract charge 1.10% Class B	$10.49	—	—	—	23.85%
	Highest contract charge 1.70% Class B	$22.15	—	—	—	23.12%
	All contract charges	—	1,040	$19,843	1.81%	—

FSA-221

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

CharterSM Small Cap Value (Continued)
2015	Lowest contract charge 1.10% Class B(c)	$8.47	—	—	—	(14.27)%
	Highest contract charge 1.70% Class B	$17.99	—	—	—	(14.62)%
	All contract charges	—	1,317	$20,338	0.87%	—

ClearBridge Variable Aggressive Growth Portfolio
2019	Lowest contract charge 0.30% Class II	$13.79	—	—	—	24.35%
	Highest contract charge 1.70% Class II	$12.75	—	—	—	22.71%
	All contract charges	—	4,165	$53,462	0.75%	—
2018	Lowest contract charge 1.10% Class II	$9.58	—	—	—	(9.54)%
	Highest contract charge 1.70% Class II	$10.39	—	—	—	(10.20)%
	All contract charges	—	4,475	$46,680	0.37%	—
2017	Lowest contract charge 1.10% Class II	$10.59	—	—	—	14.73%
	Highest contract charge 1.70% Class II	$11.57	—	—	—	14.10%
	All contract charges	—	4,641	$53,721	0.27%	—
2016	Lowest contract charge 1.10% Class II	$9.23	—	—	—	(0.22)%
	Highest contract charge 1.70% Class II	$10.14	—	—	—	(0.78)%
	All contract charges	—	4,463	$45,225	0.42%	—
2015	Lowest contract charge 1.10% Class II(c)	$9.25	—	—	—	(8.87)%
	Highest contract charge 1.70% Class II	$10.22	—	—	—	(3.68)%
	All contract charges	—	4,018	$41,163	0.11%	—

ClearBridge Variable Appreciation Portfolio
2019	Lowest contract charge 1.30 % Class II	$15.57	—	—	—	27.83%
	Highest contract charge 1.70% Class II	$15.26	—	—	—	27.27%
	All contract charges	—	1,227	$19,083	1.28%	—
2018	Lowest contract charge 1.30 % Class II	$12.18	—	—	—	(3.26)%
	Highest contract charge 1.70% Class II	$11.99	—	—	—	(3.62)%
	All contract charges	—	1,137	$13,831	1.18%	—
2017	Lowest contract charge 1.30 % Class II	$12.59	—	—	—	17.77%
	Highest contract charge 1.70% Class II	$12.44	—	—	—	17.25%
	All contract charges	—	1,025	$12,893	1.14%	—
2016	Lowest contract charge 1.30 % Class II	$10.69	—	—	—	7.98%
	Highest contract charge 1.70% Class II	$10.61	—	—	—	7.61%
	All contract charges	—	781	$8,342	1.41%	—
2015	Lowest contract charge 1.30 % Class II(a)	$9.90	—	—	—	(1.69)%
	Highest contract charge 1.70% Class II(a)	$9.86	—	—	—	(2.09)%
	All contract charges	—	456	$4,512	2.35%	—

ClearBridge Variable Dividend Strategy Portfolio
2019	Lowest contract charge 1.10% Class II	$15.44	—	—	—	29.97%
	Highest contract charge 1.70% Class II	$15.80	—	—	—	29.19%
	All contract charges	—	2,908	$46,390	1.44%	—
2018	Lowest contract charge 1.10% Class II	$11.88	—	—	—	(6.01)%
	Highest contract charge 1.70% Class II	$12.23	—	—	—	(6.64)%
	All contract charges	—	2,562	$31,532	1.45%	—
2017	Lowest contract charge 1.10% Class II	$12.64	—	—	—	17.69%
	Highest contract charge 1.70% Class II	$13.10	—	—	—	16.96%
	All contract charges	—	2,293	$30,208	1.46%	—
2016	Lowest contract charge 1.10% Class II	$10.74	—	—	—	13.53%
	Highest contract charge 1.70% Class II	$11.20	—	—	—	12.90%
	All contract charges	—	1,916	$21,544	1.68%	—
2015	Lowest contract charge 1.10% Class II(c)	$9.46	—	—	—	(4.64)%
	Highest contract charge 1.70% Class II	$9.92	—	—	—	(6.06)%
	All contract charges	—	1,198	$11,927	2.27%	—

FSA-222

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

ClearBridge Variable Mid Cap Portfolio
2019	Lowest contract charge 1.30 % Class II	$13.29	—	—	—	30.94%
	Highest contract charge 1.70% Class II	$13.03	—	—	—	30.43%
	All contract charges	—	437	$5,779	0.37%	—
2018	Lowest contract charge 1.30 % Class II	$10.15	—	—	—	(13.98)%
	Highest contract charge 1.70% Class II	$9.99	—	—	—	(14.32)%
	All contract charges	—	422	$4,270	0.19%	—
2017	Lowest contract charge 1.30 % Class II	$11.80	—	—	—	11.11%
	Highest contract charge 1.70% Class II	$11.66	—	—	—	10.63%
	All contract charges	—	391	$4,609	0.20%	—
2016	Lowest contract charge 1.30 % Class II	$10.62	—	—	—	7.71%
	Highest contract charge 1.70% Class II	$10.54	—	—	—	7.33%
	All contract charges	—	349	$3,714	0.44%	—
2015	Lowest contract charge 1.30 % Class II(a)	$9.86	—	—	—	(3.14)%
	Highest contract charge 1.70% Class II(a)	$9.82	—	—	—	(3.54)%
	All contract charges	—	229	$2,255	0.04%	—

Delaware VIP® Diversified Income Series
2019	Lowest contract charge 0.30% Service Class	$11.80	—	—	—	9.77%
	Highest contract charge 1.25% Service Class	$11.13	—	—	—	8.80%
	All contract charges	—	2,069	$22,622	2.45%	—
2018	Lowest contract charge 0.30% Service Class	$10.75	—	—	—	(2.63)%
	Highest contract charge 1.25% Service Class	$10.23	—	—	—	(3.58)%
	All contract charges	—	1,817	$18,311	2.89%	—
2017	Lowest contract charge 0.30% Service Class	$11.04	—	—	—	4.55%
	Highest contract charge 1.25% Service Class	$10.61	—	—	—	3.61%
	All contract charges	—	1,656	$17,317	2.26%	—
2016	Lowest contract charge 0.30% Service Class	$10.56	—	—	—	3.02%
	Highest contract charge 1.25% Service Class	$10.24	—	—	—	1.99%
	All contract charges	—	1,317	$13,346	2.90%	—
2015	Lowest contract charge 0.30% Service Class	$10.25	—	—	—	(1.63)%
	Highest contract charge 1.25% Service Class	$10.04	—	—	—	(2.62)%
	All contract charges	—	990	$9,912	2.62%	—

Delaware VIP® Emerging Markets Series
2019	Lowest contract charge 1.10% Service Class	$12.31	—	—	—	20.92%
	Highest contract charge 1.25% Service Class	$11.63	—	—	—	20.77%
	All contract charges	—	575	$6,974	0.39%	—
2018	Lowest contract charge 1.10% Service Class	$10.18	—	—	—	(16.97)%
	Highest contract charge 1.25% Service Class	$9.63	—	—	—	(17.05)%
	All contract charges	—	439	$4,376	2.86%	—
2017	Lowest contract charge 1.10% Service Class	$12.26	—	—	—	38.69%
	Highest contract charge 1.25% Service Class	$11.61	—	—	—	38.38%
	All contract charges	—	267	$3,190	0.28%	—
2016	Lowest contract charge 1.10% Service Class	$8.84	—	—	—	12.47%
	Highest contract charge 1.25% Service Class	$8.39	—	—	—	12.32%
	All contract charges	—	122	$1,032	0.82%	—
2015	Lowest contract charge 1.10% Service Class(c)	$7.86	—	—	—	(18.30)%
	Highest contract charge 1.25% Service Class	$7.47	—	—	—	(15.88)%
	All contract charges	—	105	$790	0.52%	—

Delaware VIP® Limited-Term Diversified Income Series
2019	Lowest contract charge 0.30% Service Class	$10.90	—	—	—	4.51%
	Highest contract charge 1.25% Service Class	$10.28	—	—	—	3.52%
	All contract charges	—	1,113	$11,440	2.40%	—
2018	Lowest contract charge 0.30% Service Class	$10.43	—	—	—	(0.29)%
	Highest contract charge 1.25% Service Class	$9.93	—	—	—	(1.19)%
	All contract charges	—	996	$9,885	2.43%	—

FSA-223

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Delaware VIP® Limited-Term Diversified Income Series (Continued)
2017	Lowest contract charge 0.30% Service Class	$10.46	—	—	—	1.65%
	Highest contract charge 1.25% Service Class	$10.05	—	—	—	0.60%
	All contract charges	—	1,017	$10,209	1.79%	—
2016	Lowest contract charge 1.10% Service Class	$9.92	—	—	—	0.51%
	Highest contract charge 1.25% Service Class	$9.99	—	—	—	0.40%
	All contract charges	—	904	$9,014	1.45%	—
2015	Lowest contract charge 1.10% Service Class(c)	$9.87	—	—	—	(1.00)%
	Highest contract charge 1.25% Service Class	$9.95	—	—	—	(0.60)%
	All contract charges	—	637	$6,330	1.46%	—

Eaton Vance VT Floating-Rate Income Fund
2019	Lowest contract charge 0.30% Initial Class	$11.89	—	—	—	6.83%
	Highest contract charge 1.70% Initial Class	$10.90	—	—	—	5.21%
	All contract charges	—	4,677	$52,057	4.30%	—
2018	Lowest contract charge 0.30% Initial Class	$11.13	—	—	—	(0.45)%
	Highest contract charge 1.70% Initial Class	$10.36	—	—	—	(1.80)%
	All contract charges	—	4,393	$46,214	3.81%	—
2017	Lowest contract charge 0.30% Initial Class	$11.18	—	—	—	3.14%
	Highest contract charge 1.70% Initial Class	$10.55	—	—	—	1.74%
	All contract charges	—	2,652	$28,322	3.26%	—
2016	Lowest contract charge 0.30% Initial Class	$10.84	—	—	—	8.62%
	Highest contract charge 1.70% Initial Class	$10.37	—	—	—	7.13%
	All contract charges	—	1,954	$20,455	3.47%	—
2015	Lowest contract charge 0.30% Initial Class	$9.98	—	—	—	(1.29)%
	Highest contract charge 1.70% Initial Class(a)	$9.68	—	—	—	(3.68)%
	All contract charges	—	1,245	$12,125	3.34%	—

EQ/400 Managed Volatility
2019	Lowest contract charge 0.65% Class IB	$22.43	—	—	—	24.13%
	Highest contract charge 1.70% Class IB	$24.26	—	—	—	22.77%
	All contract charges	—	2,787	$64,841	0.93%	—
2018	Lowest contract charge 0.65% Class IB	$18.07	—	—	—	(12.83)%
	Highest contract charge 1.70% Class IB	$19.76	—	—	—	(13.75)%
	All contract charges	—	3,091	$58,913	0.89%	—
2017	Lowest contract charge 0.65% Class IB	$20.73	—	—	—	14.47%
	Highest contract charge 1.70% Class IB	$22.91	—	—	—	13.25%
	All contract charges	—	3,593	$79,230	0.74%	—
2016	Lowest contract charge 0.65% Class IB	$18.11	—	—	—	18.91%
	Highest contract charge 1.70% Class IB	$20.23	—	—	—	17.68%
	All contract charges	—	3,959	$78,033	0.74%	—
2015	Lowest contract charge 0.65% Class IB	$15.23	—	—	—	(3.73)%
	Highest contract charge 1.70% Class IB	$17.19	—	—	—	(4.76)%
	All contract charges	—	4,241	$72,320	0.54%	—

EQ/500 Managed Volatility
2019	Lowest contract charge 0.65% Class IB	$26.01	—	—	—	29.08%
	Highest contract charge 1.70% Class IB	$25.87	—	—	—	27.69%
	All contract charges	—	6,094	$155,911	1.46%	—
2018	Lowest contract charge 0.65% Class IB	$20.15	—	—	—	(6.67)%
	Highest contract charge 1.70% Class IB	$20.26	—	—	—	(7.66)%
	All contract charges	—	6,960	$139,884	1.03%	—
2017	Lowest contract charge 0.65% Class IB	$21.59	—	—	—	19.94%
	Highest contract charge 1.70% Class IB	$21.94	—	—	—	18.66%
	All contract charges	—	8,242	$179,840	1.08%	—
2016	Lowest contract charge 0.65% Class IB	$18.00	—	—	—	10.29%
	Highest contract charge 1.70% Class IB	$18.49	—	—	—	9.15%
	All contract charges	—	9,491	$175,396	1.20%	—

FSA-224

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/500 Managed Volatility (Continued)
2015	Lowest contract charge 0.65% Class IB	$16.32	—	—	—	(0.24)%
	Highest contract charge 1.70% Class IB	$16.94	—	—	—	(1.34)%
	All contract charges	—	10,031	$170,851	0.90%	—

EQ/2000 Managed Volatility
2019	Lowest contract charge 0.65% Class IB	$21.23	—	—	—	23.65%
	Highest contract charge 1.70% Class IB	$23.53	—	—	—	22.30%
	All contract charges	—	2,923	$67,161	0.88%	—
2018	Lowest contract charge 0.65% Class IB	$17.17	—	—	—	(12.49)%
	Highest contract charge 1.70% Class IB	$19.24	—	—	—	(13.41)%
	All contract charges	—	3,194	$60,105	0.73%	—
2017	Lowest contract charge 0.65% Class IB	$19.62	—	—	—	13.15%
	Highest contract charge 1.70% Class IB	$22.22	—	—	—	11.94%
	All contract charges	—	3,550	$77,736	0.70%	—
2016	Lowest contract charge 0.65% Class IB	$17.34	—	—	—	19.75%
	Highest contract charge 1.70% Class IB	$19.85	—	—	—	18.44%
	All contract charges	—	3,941	$77,963	0.70%	—
2015	Lowest contract charge 0.65% Class IB	$14.48	—	—	—	(5.73)%
	Highest contract charge 1.70% Class IB	$16.76	—	—	—	(6.68)%
	All contract charges	—	4,452	$74,582	0.39%	—

EQ/AB Dynamic Aggressive Growth
2019	Lowest contract charge 1.30% Class IB	$11.01	—	—	—	18.26%
	Highest contract charge 1.65% Class IB	$10.92	—	—	—	17.80%
	All contract charges	—	18,081	$198,980	0.92%	—
2018	Lowest contract charge 1.30% Class IB(g)	$9.31	—	—	—	(9.26)%
	Highest contract charge 1.65% Class IB(g)	$9.27	—	—	—	(9.56)%
	All contract charges	—	8,882	$82,654	2.44%	—

EQ/AB Dynamic Growth
2019	Lowest contract charge 1.30% Class IB	$11.73	—	—	—	16.37%
	Highest contract charge 1.70% Class IB	$11.51	—	—	—	15.91%
	All contract charges	—	65,564	$767,341	0.90%	—
2018	Lowest contract charge 1.30% Class IB	$10.08	—	—	—	(8.20)%
	Highest contract charge 1.70% Class IB	$9.93	—	—	—	(8.56)%
	All contract charges	—	59,844	$602,293	1.05%	—
2017	Lowest contract charge 1.30% Class IB	$10.98	—	—	—	13.31%
	Highest contract charge 1.70% Class IB	$10.86	—	—	—	12.77%
	All contract charges	—	48,758	$534,452	1.10%	—
2016	Lowest contract charge 1.30% Class IB	$9.69	—	—	—	2.65%
	Highest contract charge 1.70% Class IB	$9.63	—	—	—	2.23%
	All contract charges	—	35,001	$338,902	0.34%	—
2015	Lowest contract charge 1.30% Class IB(c)	$9.44	—	—	—	(5.22)%
	Highest contract charge 1.70% Class IB(c)	$9.42	—	—	—	(5.42)%
	All contract charges	—	15,626	$147,439	0.28%	—

EQ/AB Dynamic Moderate Growth
2019	Lowest contract charge 0.30% Class IB	$13.31	—	—	—	15.44%
	Highest contract charge 1.70% Class IB	$13.76	—	—	—	13.81%
	All contract charges	—	187,695	$2,649,446	1.13%	—
2018	Lowest contract charge 0.30% Class IB	$11.53	—	—	—	(6.11)%
	Highest contract charge 1.70% Class IB	$12.09	—	—	—	(7.43)%
	All contract charges	—	190,184	$2,350,637	1.12%	—
2017	Lowest contract charge 0.30% Class IB	$12.28	—	—	—	12.56%
	Highest contract charge 1.70% Class IB	$13.06	—	—	—	10.96%
	All contract charges	—	208,647	$2,775,306	1.21%	—
2016	Lowest contract charge 0.30% Class IB	$10.91	—	—	—	3.41%
	Highest contract charge 1.70% Class IB	$11.77	—	—	—	1.99%
	All contract charges	—	209,957	$2,508,401	0.40%	—

FSA-225

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/AB Dynamic Moderate Growth (Continued)
2015	Lowest contract charge 0.65% Class IB	$12.15	—	—	—	(1.22)%
	Highest contract charge 1.70% Class IB	$11.54	—	—	—	(2.29)%
	All contract charges	—	207,777	$2,426,133	0.78%	—

EQ/AB Short Duration Government Bond
2019	Lowest contract charge 0.30% Class IB	$10.11	—	—	—	2.22%
	Highest contract charge 1.25% Class IB	$9.53	—	—	—	1.28%
	All contract charges	—	638	$6,186	2.25%	—
2018	Lowest contract charge 1.10% Class IB	$9.70	—	—	—	0.00%
	Highest contract charge 1.25% Class IB	$9.41	—	—	—	(0.11)%
	All contract charges	—	332	$3,172	1.57%	—
2017	Lowest contract charge 1.10% Class IB	$9.70	—	—	—	(0.92)%
	Highest contract charge 1.25% Class IB	$9.42	—	—	—	(1.05)%
	All contract charges	—	214	$2,045	0.53%	—
2016	Lowest contract charge 1.10% Class IB	$9.79	—	—	—	(0.91)%
	Highest contract charge 1.25% Class IB	$9.52	—	—	—	(1.04)%
	All contract charges	—	173	$1,662	0.10%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.88	—	—	—	(1.10)%
	Highest contract charge 1.25% Class IB	$9.62	—	—	—	(1.74)%
	All contract charges	—	120	$1,167	0.00%	—

EQ/AB Small Cap Growth
2019	Lowest contract charge 1.30% Class IA	$32.70	—	—	—	26.16%
	Highest contract charge 1.70% Class IA	$31.38	—	—	—	25.62%
	All contract charges	—	1,645	$53,188	0.17%	—
2018	Lowest contract charge 1.30% Class IA	$25.92	—	—	—	(9.08)%
	Highest contract charge 1.70% Class IA	$24.98	—	—	—	(9.46)%
	All contract charges	—	1,729	$44,250	0.13%	—
2017	Lowest contract charge 1.30% Class IA	$28.51	—	—	—	21.06%
	Highest contract charge 1.70% Class IA	$27.59	—	—	—	20.59%
	All contract charges	—	1,839	$51,700	0.28%	—
2016	Lowest contract charge 0.65% Class IA	$18.66	—	—	—	11.87%
	Highest contract charge 1.70% Class IA	$22.88	—	—	—	10.69%
	All contract charges	—	1,730	$40,211	0.40%	—
2015	Lowest contract charge 0.65% Class IA	$16.68	—	—	—	(3.53)%
	Highest contract charge 1.70% Class IA	$20.67	—	—	—	(4.57)%
	All contract charges	—	1,447	$30,413	0.05%	—

EQ/AB Small Cap Growth
2019	Lowest contract charge 0.30% Class IB	$16.64	—	—	—	27.41%
	Highest contract charge 1.70% Class IB	$42.56	—	—	—	25.66%
	All contract charges	—	1,569	$30,626	0.17%	—
2018	Lowest contract charge 0.30% Class IB	$13.06	—	—	—	(8.16)%
	Highest contract charge 1.70% Class IB	$33.87	—	—	—	(9.46)%
	All contract charges	—	1,289	$21,276	0.13%	—
2017	Lowest contract charge 1.10% Class IB(c)	$12.39	—	—	—	21.35%
	Highest contract charge 1.70% Class IB	$37.41	—	—	—	20.60%
	All contract charges	—	1,053	$22,411	0.28%	—
2016	Lowest contract charge 0.30% Class IB	$11.62	—	—	—	12.16%
	Highest contract charge 1.70% Class IB	$31.02	—	—	—	10.67%
	All contract charges	—	927	$18,137	0.40%	—
2015	Lowest contract charge 0.30% Class IB	$10.36	—	—	—	(3.18)%
	Highest contract charge 1.70% Class IB	$28.03	—	—	—	(4.56)%
	All contract charges	—	913	$17,098	0.05%	—

FSA-226

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Aggressive Allocation
2019	Lowest contract charge 1.30% Class A	$20.64	—	—	—	22.86%
	Highest contract charge 1.70% Class A	$19.80	—	—	—	22.37%
	All contract charges	—	872	$17,828	1.51%	—
2018	Lowest contract charge 1.30% Class A	$16.80	—	—	—	(9.87)%
	Highest contract charge 1.70% Class A	$16.18	—	—	—	(10.31)%
	All contract charges	—	1,025	$17,064	1.63%	—
2017	Lowest contract charge 1.30% Class A	$18.64	—	—	—	17.53%
	Highest contract charge 1.70% Class A	$18.04	—	—	—	17.07%
	All contract charges	—	1,073	$19,847	1.57%	—
2016	Lowest contract charge 1.30% Class A	$15.86	—	—	—	7.38%
	Highest contract charge 1.70% Class A	$15.41	—	—	—	6.94%
	All contract charges	—	1,146	$18,059	0.98%	—
2015	Lowest contract charge 1.30% Class A	$14.77	—	—	—	(3.02)%
	Highest contract charge 1.70% Class A	$14.41	—	—	—	(3.42)%
	All contract charges	—	1,184	$17,376	0.93%	—

EQ/Aggressive Allocation
2019	Lowest contract charge 1.10% Class B	$13.17	—	—	—	23.08%
	Highest contract charge 1.25% Class B	$14.47	—	—	—	22.94%
	All contract charges	—	779	$10,666	1.51%	—
2018	Lowest contract charge 1.10% Class B	$10.70	—	—	—	(9.70)%
	Highest contract charge 1.25% Class B	$11.77	—	—	—	(9.88)%
	All contract charges	—	708	$7,939	1.63%	—
2017	Lowest contract charge 1.10% Class B	$11.85	—	—	—	17.79%
	Highest contract charge 1.25% Class B	$13.06	—	—	—	17.66%
	All contract charges	—	557	$6,931	1.57%	—
2016	Lowest contract charge 1.10% Class B	$10.06	—	—	—	7.59%
	Highest contract charge 1.25% Class B	$11.10	—	—	—	7.35%
	All contract charges	—	273	$2,901	0.98%	—
2015	Lowest contract charge 1.10% Class B(c)	$9.35	—	—	—	(6.22)%
	Highest contract charge 1.25% Class B	$10.34	—	—	—	(2.91)%
	All contract charges	—	118	$1,216	0.93%	—

EQ/Aggressive Growth Strategy
2019	Lowest contract charge 1.30% Class IB	$17.83	—	—	—	20.96%
	Highest contract charge 1.70% Class IB	$17.28	—	—	—	20.42%
	All contract charges	—	243,765	$4,321,783	1.58%	—
2018	Lowest contract charge 1.30% Class IB	$14.74	—	—	—	(8.28)%
	Highest contract charge 1.70% Class IB	$14.35	—	—	—	(8.60)%
	All contract charges	—	234,232	$3,434,707	1.22%	—
2017	Lowest contract charge 1.30% Class IB	$16.07	—	—	—	14.21%
	Highest contract charge 1.70% Class IB	$15.70	—	—	—	13.77%
	All contract charges	—	223,958	$3,578,153	1.71%	—
2016	Lowest contract charge 1.30% Class IB	$14.07	—	—	—	7.73%
	Highest contract charge 1.70% Class IB	$13.80	—	—	—	7.23%
	All contract charges	—	193,603	$2,709,398	1.09%	—
2015	Lowest contract charge 1.30% Class IB	$13.06	—	—	—	(2.46)%
	Highest contract charge 1.70% Class IB	$12.87	—	—	—	(2.79)%
	All contract charges	—	171,989	$2,236,469	1.43%	—

EQ/American Century Mid Cap Value(i)
2019	Lowest contract charge 0.30% Class IB	$17.67	—	—	—	28.42%
	Highest contract charge 1.70% Class IB	$27.63	—	—	—	26.63%
	All contract charges	—	6,840	$154,740	1.82%	—
2018	Lowest contract charge 0.30% Class IB(h)	$13.76	—	—	—	(9.41)%
	Highest contract charge 1.70% Class IB(h)	$21.82	—	—	—	(9.69)%
	All contract charges	—	6,888	$125,143	0.56%	—

FSA-227

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/American Century Moderate Growth Allocation						—
2019	Lowest contract charge 1.30% Class IB(ab)	$11.39	—	—	—	12.00%
	Highest contract charge 1.65% Class IB(ab)	$11.35	—	—	—	11.60%
	All contract charges	—	2,250	$25,614	2.26%	—

EQ/AXA Investment Managers Moderate Allocation
2019	Lowest contract charge 1.30% Class IB(ab)	$11.29	—	—	—	11.45%
	Highest contract charge 1.65% Class IB(ab)	$11.25	—	—	—	11.06%
	All contract charges	—	747	$8,432	3.03%	—

EQ/Balanced Strategy
2019	Lowest contract charge 0.65% Class IB	$15.25	—	—	—	14.92%
	Highest contract charge 1.70% Class IB	$15.07	—	—	—	13.74%
	All contract charges	—	192,563	$3,038,879	1.51%	—
2018	Lowest contract charge 0.65% Class IB	$13.27	—	—	—	(4.81)%
	Highest contract charge 1.70% Class IB	$13.25	—	—	—	(5.83)%
	All contract charges	—	193,589	$2,678,065	1.19%	—
2017	Lowest contract charge 0.65% Class IB	$13.94	—	—	—	9.16%
	Highest contract charge 1.70% Class IB	$14.07	—	—	—	7.98%
	All contract charges	—	207,052	$3,033,570	1.29%	—
2016	Lowest contract charge 0.65% Class IB	$12.77	—	—	—	5.28%
	Highest contract charge 1.70% Class IB	$13.03	—	—	—	4.16%
	All contract charges	—	206,228	$2,791,404	0.89%	—
2015	Lowest contract charge 0.65% Class IB	$12.13	—	—	—	(1.30)%
	Highest contract charge 1.70% Class IB	$12.51	—	—	—	(2.34)%
	All contract charges	—	194,842	$2,525,918	1.04%	—

EQ/BlackRock Basic Value Equity
2019	Lowest contract charge 1.30% Class IA	$23.20	—	—	—	21.85%
	Highest contract charge 1.70% Class IA	$22.26	—	—	—	21.31%
	All contract charges	—	5,255	$120,614	1.91%	—
2018	Lowest contract charge 1.30% Class IA	$19.04	—	—	—	(9.20)%
	Highest contract charge 1.70% Class IA	$18.35	—	—	—	(9.56)%
	All contract charges	—	5,708	$107,601	1.61%	—
2017	Lowest contract charge 0.65% Class IA	$19.96	—	—	—	7.37%
	Highest contract charge 1.70% Class IA	$20.29	—	—	—	6.29%
	All contract charges	—	6,202	$128,933	1.41%	—
2016	Lowest contract charge 0.65% Class IA	$18.59	—	—	—	17.21%
	Highest contract charge 1.70% Class IA	$19.09	—	—	—	15.98%
	All contract charges	—	6,386	$124,498	1.54%	—
2015	Lowest contract charge 0.65% Class IA	$15.86	—	—	—	(6.76)%
	Highest contract charge 1.70% Class IA	$16.46	—	—	—	(7.79)%
	All contract charges	—	6,479	$108,583	1.38%	—

EQ/BlackRock Basic Value Equity
2019	Lowest contract charge 0.30% Class IB	$15.30	—	—	—	22.99%
	Highest contract charge 1.25% Class IB	$14.43	—	—	—	21.98%
	All contract charges	—	1,985	$26,111	1.91%	—
2018	Lowest contract charge 0.30% Class IB	$12.44	—	—	—	(8.26)%
	Highest contract charge 1.25% Class IB	$11.83	—	—	—	(9.21)%
	All contract charges	—	1,829	$19,922	1.61%	—
2017	Lowest contract charge 1.10% Class IB	$11.11	—	—	—	6.93%
	Highest contract charge 1.25% Class IB	$13.03	—	—	—	6.80%
	All contract charges	—	1,534	$18,662	1.41%	—
2016	Lowest contract charge 1.10% Class IB	$10.39	—	—	—	16.74%
	Highest contract charge 1.25% Class IB	$12.20	—	—	—	16.41%
	All contract charges	—	1,279	$14,868	1.54%	—
2015	Lowest contract charge 1.10% Class IB(c)	$8.90	—	—	—	(10.73)%
	Highest contract charge 1.25% Class IB	$10.48	—	—	—	(7.26)%
	All contract charges	—	1,014	$10,445	1.38%	—

FSA-228

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Capital Guardian Research
2019	Lowest contract charge 1.30% Class IA	$33.15	—	—	—	31.13%
	Highest contract charge 1.70% Class IA	$31.81	—	—	—	30.58%
	All contract charges	—	377	$12,291	0.53%	—
2018	Lowest contract charge 1.30% Class IA	$25.28	—	—	—	(6.06)%
	Highest contract charge 1.70% Class IA	$24.36	—	—	—	(6.45)%
	All contract charges	—	461	$11,492	0.55%	—
2017	Lowest contract charge 1.30% Class IA	$26.91	—	—	—	23.78%
	Highest contract charge 1.70% Class IA	$26.04	—	—	—	23.30%
	All contract charges	—	518	$13,770	0.77%	—
2016	Lowest contract charge 1.30% Class IA	$21.74	—	—	—	7.04%
	Highest contract charge 1.70% Class IA	$21.12	—	—	—	6.61%
	All contract charges	—	544	$11,682	0.88%	—
2015	Lowest contract charge 1.30% Class IA	$20.31	—	—	—	0.59%
	Highest contract charge 1.70% Class IA	$19.81	—	—	—	0.15%
	All contract charges	—	579	$11,637	0.60%	—

EQ/Capital Guardian Research
2019	Lowest contract charge 1.30% Class IB	$33.30	—	—	—	31.15%
	Highest contract charge 1.70% Class IB	$29.62	—	—	—	30.60%
	All contract charges	—	177	$5,706	0.53%	—
2018	Lowest contract charge 1.30% Class IB	$25.39	—	—	—	(6.10)%
	Highest contract charge 1.70% Class IB	$22.68	—	—	—	(6.47)%
	All contract charges	—	194	$4,755	0.55%	—
2017	Lowest contract charge 1.30% Class IB	$27.04	—	—	—	23.81%
	Highest contract charge 1.70% Class IB	$24.25	—	—	—	23.35%
	All contract charges	—	237	$6,170	0.77%	—
2016	Lowest contract charge 1.30% Class IB	$21.84	—	—	—	7.01%
	Highest contract charge 1.70% Class IB	$19.66	—	—	—	6.56%
	All contract charges	—	248	$5,200	0.88%	—
2015	Lowest contract charge 1.30% Class IB	$20.41	—	—	—	0.59%
	Highest contract charge 1.70% Class IB	$18.45	—	—	—	0.22%
	All contract charges	—	254	$4,999	0.60%	—

EQ/ClearBridge Large Cap Growth
2019	Lowest contract charge 1.10% Class IB	$12.27	—	—	—	30.53%
	Highest contract charge 1.70% Class IB	$22.11	—	—	—	29.75%
	All contract charges	—	3,766	$84,257	0.03%	—
2018	Lowest contract charge 1.10% Class IB(h)	$9.40	—	—	—	(7.57)%
	Highest contract charge 1.70% Class IB	$17.04	—	—	—	(2.01)%
	All contract charges	—	3,990	$71,191	0.17%	—
2017	Lowest contract charge 1.30% Class IB	$17.89	—	—	—	23.98%
	Highest contract charge 1.70% Class IB	$17.39	—	—	—	23.42%
	All contract charges	—	4,380	$82,106	0.07%	—
2016	Lowest contract charge 1.30% Class IB	$14.43	—	—	—	(0.41)%
	Highest contract charge 1.70% Class IB	$14.09	—	—	—	(0.84)%
	All contract charges	—	4,991	$75,699	0.00%	—
2015	Lowest contract charge 1.30% Class IB	$14.49	—	—	—	(0.07)%
	Highest contract charge 1.70% Class IB	$14.21	—	—	—	(0.42)%
	All contract charges	—	5,919	$89,723	0.00%	—

EQ/ClearBridge Select Equity Managed Volatility
2019	Lowest contract charge 1.10% Class IA	$12.03	—	—	—	32.05%
	Highest contract charge 1.70% Class IA	$22.74	—	—	—	31.29%
	All contract charges	—	223	$3,027	0.35%	—
2018	Lowest contract charge 1.10% Class IA(h)	$9.11	—	—	—	(9.53)%
	Highest contract charge 1.70% Class IA	$17.32	—	—	—	(11.63)%
	All contract charges	—	148	$1,800	3.47%	—

FSA-229

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/ClearBridge Select Equity Managed Volatility (Continued)
2017	Lowest contract charge 1.30% Class IA	$20.25	—	—	—	12.69%
	Highest contract charge 1.70% Class IA	$19.60	—	—	—	12.26%
	All contract charges	—	62	$1,241	1.02%	—
2016	Lowest contract charge 1.30% Class IA	$17.97	—	—	—	11.68%
	Highest contract charge 1.70% Class IA	$17.46	—	—	—	11.28%
	All contract charges	—	66	$1,169	2.30%	—
2015	Lowest contract charge 1.30% Class IA	$16.09	—	—	—	(3.65)%
	Highest contract charge 1.70% Class IA	$15.69	—	—	—	(4.04)%
	All contract charges	—	72	$1,139	2.01%	—

EQ/ClearBridge Select Equity Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$18.67	—	—	—	31.85%
	Highest contract charge 1.70% Class IB	$17.68	—	—	—	31.25%
	All contract charges	—	171	$3,097	0.35%	—
2018	Lowest contract charge 1.30% Class IB	$14.16	—	—	—	(11.28)%
	Highest contract charge 1.70% Class IB	$13.47	—	—	—	(11.61)%
	All contract charges	—	182	$2,519	3.47%	—
2017	Lowest contract charge 1.30% Class IB	$15.96	—	—	—	12.71%
	Highest contract charge 1.70% Class IB	$15.24	—	—	—	12.22%
	All contract charges	—	192	$3,006	1.02%	—
2016	Lowest contract charge 1.30% Class IB	$14.16	—	—	—	11.76%
	Highest contract charge 1.70% Class IB	$13.58	—	—	—	11.31%
	All contract charges	—	225	$3,109	2.30%	—
2015	Lowest contract charge 1.30% Class IB	$12.67	—	—	—	(3.65)%
	Highest contract charge 1.70% Class IB	$12.20	—	—	—	(4.09)%
	All contract charges	—	218	$2,713	2.01%	—

EQ/Common Stock Index
2019	Lowest contract charge 1.30% Class IA	$30.02	—	—	—	28.57%
	Highest contract charge 1.70% Class IA	$28.81	—	—	—	28.04%
	All contract charges	—	1,888	$56,207	1.52%	—
2018	Lowest contract charge 1.30% Class IA	$23.35	—	—	—	(7.05)%
	Highest contract charge 1.70% Class IA	$22.50	—	—	—	(7.41)%
	All contract charges	—	1,774	$41,118	1.42%	—
2017	Lowest contract charge 1.30% Class IA	$25.12	—	—	—	18.88%
	Highest contract charge 1.70% Class IA	$24.30	—	—	—	18.42%
	All contract charges	—	1,676	$41,761	1.44%	—
2016	Lowest contract charge 1.30% Class IA	$21.13	—	—	—	10.28%
	Highest contract charge 1.70% Class IA	$20.52	—	—	—	9.79%
	All contract charges	—	1,377	$28,892	1.68%	—
2015	Lowest contract charge 1.30% Class IA	$19.16	—	—	—	(1.39)%
	Highest contract charge 1.70% Class IA	$18.69	—	—	—	(1.79)%
	All contract charges	—	1,300	$24,735	1.71%	—

EQ/Common Stock Index
2019	Lowest contract charge 1.10% Class IB	$15.18	—	—	—	28.75%
	Highest contract charge 1.25% Class IB	$17.87	—	—	—	28.56%
	All contract charges	—	1,269	$20,444	1.52%	—
2018	Lowest contract charge 1.10% Class IB	$11.79	—	—	—	(6.80)%
	Highest contract charge 1.25% Class IB	$13.90	—	—	—	(6.96)%
	All contract charges	—	1,150	$14,452	1.42%	—
2017	Lowest contract charge 1.10% Class IB	$12.65	—	—	—	19.11%
	Highest contract charge 1.25% Class IB	$14.94	—	—	—	18.95%
	All contract charges	—	685	$9,549	1.44%	—
2016	Lowest contract charge 1.10% Class IB	$10.62	—	—	—	10.51%
	Highest contract charge 1.25% Class IB	$12.56	—	—	—	10.37%
	All contract charges	—	476	$5,821	1.68%	—

FSA-230

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Common Stock Index (Continued)
2015	Lowest contract charge 1.10% Class IB(c)	$9.61	—	—	—	(3.90)%
	Highest contract charge 1.25% Class IB	$11.38	—	—	—	(1.30)%
	All contract charges	—	365	$4,121	1.71%	—

EQ/Conservative Growth Strategy
2019	Lowest contract charge 0.65% Class IB	$14.12	—	—	—	12.69%
	Highest contract charge 1.70% Class IB	$13.87	—	—	—	11.41%
	All contract charges	—	95,041	$1,375,782	1.50%	—
2018	Lowest contract charge 0.65% Class IB	$12.53	—	—	—	(3.91)%
	Highest contract charge 1.70% Class IB	$12.45	—	—	—	(4.89)%
	All contract charges	—	92,579	$1,198,312	1.16%	—
2017	Lowest contract charge 0.65% Class IB	$13.04	—	—	—	7.33%
	Highest contract charge 1.70% Class IB	$13.09	—	—	—	6.16%
	All contract charges	—	102,892	$1,397,489	1.22%	—
2016	Lowest contract charge 0.65% Class IB	$12.15	—	—	—	4.20%
	Highest contract charge 1.70% Class IB	$12.33	—	—	—	3.18%
	All contract charges	—	103,465	$1,320,323	0.90%	—
2015	Lowest contract charge 0.65% Class IB	$11.66	—	—	—	(1.10)%
	Highest contract charge 1.70% Class IB	$11.95	—	—	—	(2.13)%
	All contract charges	—	94,706	$1,168,745	0.99%	—

EQ/Conservative Strategy
2019	Lowest contract charge 1.30% Class IB	$12.18	—	—	—	7.50%
	Highest contract charge 1.70% Class IB	$11.69	—	—	—	7.15%
	All contract charges	—	55,416	$672,358	1.55%	—
2018	Lowest contract charge 1.30% Class IB	$11.33	—	—	—	(2.66)%
	Highest contract charge 1.70% Class IB	$10.91	—	—	—	(3.11)%
	All contract charges	—	51,579	$582,463	1.14%	—
2017	Lowest contract charge 0.65% Class IB	$11.36	—	—	—	3.56%
	Highest contract charge 1.70% Class IB	$11.26	—	—	—	2.55%
	All contract charges	—	61,121	$710,754	0.98%	—
2016	Lowest contract charge 0.65% Class IB	$10.97	—	—	—	2.14%
	Highest contract charge 1.70% Class IB	$10.98	—	—	—	1.01%
	All contract charges	—	70,164	$792,717	0.83%	—
2015	Lowest contract charge 0.65% Class IB	$10.74	—	—	—	(0.83)%
	Highest contract charge 1.70% Class IB	$10.87	—	—	—	(1.81)%
	All contract charges	—	62,480	$696,974	0.88%	—

EQ/Core Bond Index
2019	Lowest contract charge 0.30% Class IB	$10.97	—	—	—	5.89%
	Highest contract charge 1.70% Class IB	$10.59	—	—	—	4.44%
	All contract charges	—	28,028	$304,817	1.89%	—
2018	Lowest contract charge 0.65% Class IB	$10.45	—	—	—	(0.38)%
	Highest contract charge 1.70% Class IB	$10.14	—	—	—	(1.46)%
	All contract charges	—	28,777	$299,406	1.83%	—
2017	Lowest contract charge 0.65% Class IB	$10.49	—	—	—	0.77%
	Highest contract charge 1.70% Class IB	$10.29	—	—	—	(0.29)%
	All contract charges	—	31,580	$333,707	1.59%	—
2016	Lowest contract charge 0.65% Class IB	$10.41	—	—	—	0.77%
	Highest contract charge 1.70% Class IB	$10.32	—	—	—	(0.29)%
	All contract charges	—	31,436	$332,136	1.45%	—
2015	Lowest contract charge 0.65% Class IB	$10.33	—	—	—	(0.29)%
	Highest contract charge 1.70% Class IB	$10.35	—	—	—	(1.24)%
	All contract charges	—	30,704	$325,029	1.46%	—

FSA-231

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Emerging Markets Equity PLUS
2019	Lowest contract charge 0.65% Class IB	$10.64	—	—	—	17.31%
	Highest contract charge 1.70% Class IB	$9.79	—	—	—	16.13%
	All contract charges	—	846	$8,609	1.61%	—
2018	Lowest contract charge 1.10% Class IB	$8.91	—	—	—	(16.18)%
	Highest contract charge 1.70% Class IB	$8.43	—	—	—	(16.70)%
	All contract charges	—	854	$7,442	1.37%	—
2017	Lowest contract charge 1.10% Class IB	$10.63	—	—	—	32.54%
	Highest contract charge 1.70% Class IB	$10.12	—	—	—	31.60%
	All contract charges	—	726	$7,516	1.06%	—
2016	Lowest contract charge 1.10% Class IB	$8.02	—	—	—	8.53%
	Highest contract charge 1.70% Class IB	$7.69	—	—	—	7.85%
	All contract charges	—	535	$4,188	0.90%	—
2015	Lowest contract charge 1.10% Class IB(c)	$7.39	—	—	—	(23.50)%
	Highest contract charge 1.70% Class IB	$7.13	—	—	—	(19.53)%
	All contract charges	—	348	$2,519	0.32%	—

EQ/Equity 500 Index
2019	Lowest contract charge 0.65% Class IA	$28.59	—	—	—	29.84%
	Highest contract charge 1.70% Class IA	$29.11	—	—	—	28.46%
	All contract charges	—	9,550	$286,039	1.65%	—
2018	Lowest contract charge 0.65% Class IA	$22.02	—	—	—	(5.53)%
	Highest contract charge 1.70% Class IA	$22.66	—	—	—	(6.56)%
	All contract charges	—	9,514	$221,167	1.52%	—
2017	Lowest contract charge 0.65% Class IA	$23.31	—	—	—	20.22%
	Highest contract charge 1.70% Class IA	$24.25	—	—	—	18.99%
	All contract charges	—	9,298	$230,465	1.57%	—
2016	Lowest contract charge 0.65% Class IA	$19.39	—	—	—	10.55%
	Highest contract charge 1.70% Class IA	$20.38	—	—	—	9.33%
	All contract charges	—	8,016	$166,506	1.79%	—
2015	Lowest contract charge 1.30% Class IA	$19.11	—	—	—	(0.47)%
	Highest contract charge 1.70% Class IA	$18.64	—	—	—	(0.90)%
	All contract charges	—	7,002	$132,404	1.96%	—

EQ/Equity 500 Index
2019	Lowest contract charge 0.30% Class IB	$19.56	—	—	—	30.31%
	Highest contract charge 1.25% Class IB	$18.44	—	—	—	29.04%
	All contract charges	—	9,053	$153,212	1.65%	—
2018	Lowest contract charge 0.30% Class IB	$15.01	—	—	—	(5.24)%
	Highest contract charge 1.25% Class IB	$14.29	—	—	—	(6.11)%
	All contract charges	—	7,285	$96,405	1.52%	—
2017	Lowest contract charge 0.30% Class IB	$15.84	—	—	—	20.64%
	Highest contract charge 1.25% Class IB	$15.22	—	—	—	19.56%
	All contract charges	—	5,525	$78,918	1.57%	—
2016	Lowest contract charge 0.30% Class IB	$13.13	—	—	—	10.90%
	Highest contract charge 1.25% Class IB	$12.73	—	—	—	9.84%
	All contract charges	—	3,637	$44,022	1.79%	—
2015	Lowest contract charge 0.30% Class IB	$11.84	—	—	—	0.51%
	Highest contract charge 1.25% Class IB	$11.59	—	—	—	(0.52)%
	All contract charges	—	2,185	$24,797	1.96%	—

EQ/Fidelity Institutional AM® Large Cap(j)
2019	Lowest contract charge 0.30% Class IB	$18.11	—	—	—	30.66%
	Highest contract charge 1.70% Class IB	$26.56	—	—	—	28.81%
	All contract charges	—	7,262	$175,368	0.93%	—
2018	Lowest contract charge 0.30% Class IB(h)	$13.86	—	—	—	(11.10)%
	Highest contract charge 1.70% Class IB(h)	$20.62	—	—	—	(11.35)%
	All contract charges	—	8,016	$150,997	0.25%	—

FSA-232

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/First Trust Moderate Growth Allocation
2019	Lowest contract charge 1.30% Class IB(ab)	$11.20	—	—	—	10.02%
	Highest contract charge 1.65% Class IB(ab)	$11.17	—	—	—	9.72%
	All contract charges	—	2,152	$24,104	2.32%	—

EQ/Franklin Balanced Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$17.98	—	—	—	15.04%
	Highest contract charge 1.70% Class IA	$17.26	—	—	—	14.61%
	All contract charges	—	223	$3,965	2.55%	—
2018	Lowest contract charge 1.30% Class IA	$15.63	—	—	—	(5.50)%
	Highest contract charge 1.70% Class IA	$15.06	—	—	—	(5.93)%
	All contract charges	—	276	$4,256	2.94%	—
2017	Lowest contract charge 1.30% Class IA	$16.54	—	—	—	8.53%
	Highest contract charge 1.70% Class IA	$16.01	—	—	—	8.18%
	All contract charges	—	1,021	$16,485	2.49%	—
2016	Lowest contract charge 1.30% Class IA	$15.24	—	—	—	9.01%
	Highest contract charge 1.70% Class IA	$14.80	—	—	—	8.58%
	All contract charges	—	289	$4,352	2.58%	—
2015	Lowest contract charge 1.30% Class IA	$13.98	—	—	—	(4.25)%
	Highest contract charge 1.70% Class IA	$13.63	—	—	—	(4.69)%
	All contract charges	—	263	$3,656	2.29%	—

EQ/Franklin Balanced Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$15.84	—	—	—	15.03%
	Highest contract charge 1.70% Class IB	$15.00	—	—	—	14.59%
	All contract charges	—	365	$5,709	2.55%	—
2018	Lowest contract charge 1.30% Class IB	$13.77	—	—	—	(5.49)%
	Highest contract charge 1.70% Class IB	$13.09	—	—	—	(5.96)%
	All contract charges	—	345	$4,691	2.94%	—
2017	Lowest contract charge 1.30% Class IB	$14.57	—	—	—	8.57%
	Highest contract charge 1.70% Class IB	$13.92	—	—	—	8.16%
	All contract charges	—	365	$5,231	2.49%	—
2016	Lowest contract charge 1.30% Class IB	$13.42	—	—	—	9.02%
	Highest contract charge 1.70% Class IB	$12.87	—	—	—	8.52%
	All contract charges	—	397	$5,258	2.58%	—
2015	Lowest contract charge 1.30% Class IB	$12.31	—	—	—	(4.35)%
	Highest contract charge 1.70% Class IB	$11.86	—	—	—	(4.66)%
	All contract charges	—	421	$5,107	2.29%	—

EQ/Franklin Rising Dividends(k)
2019	Lowest contract charge 0.30% Class IB	$18.32	—	—	—	29.38%
	Highest contract charge 1.70% Class IB	$19.44	—	—	—	27.56%
	All contract charges	—	5,399	$101,033	1.13%	—
2018	Lowest contract charge 0.30% Class IB(h)	$14.16	—	—	—	(7.33)%
	Highest contract charge 1.70% Class IB(h)	$15.24	—	—	—	(7.58)%
	All contract charges	—	5,154	$75,713	0.29%	—

EQ/Franklin Small Cap Value Managed Volatility
2019	Lowest contract charge 0.65% Class IA	$21.32	—	—	—	24.68%
	Highest contract charge 1.70% Class IA	$23.39	—	—	—	23.36%
	All contract charges	—	83	$2,015	0.88%	—
2018	Lowest contract charge 0.65% Class IA	$17.10	—	—	—	(13.42)%
	Highest contract charge 1.70% Class IA	$18.96	—	—	—	(14.32)%
	All contract charges	—	99	$1,932	0.60%	—
2017	Lowest contract charge 1.30% Class IA	$22.87	—	—	—	10.27%
	Highest contract charge 1.70% Class IA	$22.13	—	—	—	9.88%
	All contract charges	—	131	$2,962	0.55%	—

FSA-233

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Franklin Small Cap Value Managed Volatility (Continued)
2016	Lowest contract charge 1.30% Class IA	$20.74	—	—	—	23.31%
	Highest contract charge 1.70% Class IA	$20.14	—	—	—	22.73%
	All contract charges	—	150	$3,089	0.37%	—
2015	Lowest contract charge 1.30% Class IA	$16.82	—	—	—	(7.79)%
	Highest contract charge 1.70% Class IA	$16.41	—	—	—	(8.12)%
	All contract charges	—	153	$2,567	0.23%	—

EQ/Franklin Small Cap Value Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$18.62	—	—	—	23.89%
	Highest contract charge 1.70% Class IB	$17.64	—	—	—	23.36%
	All contract charges	—	448	$8,145	0.88%	—
2018	Lowest contract charge 1.30% Class IB	$15.03	—	—	—	(13.97)%
	Highest contract charge 1.70% Class IB	$14.30	—	—	—	(14.32)%
	All contract charges	—	460	$6,784	0.60%	—
2017	Lowest contract charge 1.30% Class IB	$17.47	—	—	—	10.29%
	Highest contract charge 1.70% Class IB	$16.69	—	—	—	9.87%
	All contract charges	—	529	$9,057	0.55%	—
2016	Lowest contract charge 1.30% Class IB	$15.84	—	—	—	23.17%
	Highest contract charge 1.70% Class IB	$15.19	—	—	—	22.70%
	All contract charges	—	543	$8,432	0.37%	—
2015	Lowest contract charge 1.30% Class IB	$12.86	—	—	—	(7.75)%
	Highest contract charge 1.70% Class IB	$12.38	—	—	—	(8.09)%
	All contract charges	—	608	$7,652	0.23%	—

EQ/Franklin Strategic Income(l)
2019	Lowest contract charge 0.65% Class IB	$13.17	—	—	—	8.04%
	Highest contract charge 1.70% Class IB	$13.34	—	—	—	6.89%
	All contract charges	—	4,309	$59,212	4.01%	—
2018	Lowest contract charge 0.65% Class IB(h)	$12.19	—	—	—	(1.30)%
	Highest contract charge 1.70% Class IB(h)	$12.48	—	—	—	(1.42)%
	All contract charges	—	4,422	$56,645	0.70%	—

EQ/Franklin Templeton Allocation Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$19.39	—	—	—	20.66%
	Highest contract charge 1.70% Class IA	$18.61	—	—	—	20.14%
	All contract charges	—	268	$5,134	1.94%	—
2018	Lowest contract charge 1.30% Class IA	$16.07	—	—	—	(9.87)%
	Highest contract charge 1.70% Class IA	$15.49	—	—	—	(10.20)%
	All contract charges	—	346	$5,507	2.12%	—
2017	Lowest contract charge 1.30% Class IA	$17.83	—	—	—	13.49%
	Highest contract charge 1.70% Class IA	$17.25	—	—	—	12.97%
	All contract charges	—	420	$7,420	1.65%	—
2016	Lowest contract charge 0.65% Class IA	$14.81	—	—	—	8.82%
	Highest contract charge 1.70% Class IA	$15.27	—	—	—	7.69%
	All contract charges	—	490	$7,636	1.61%	—
2015	Lowest contract charge 0.65% Class	$13.61	—	—	—	(3.48)%
	Highest contract charge 1.70% Class IA	$14.18	—	—	—	(4.45)%
	All contract charges	—	575	$8,293	1.28%	—

EQ/Franklin Templeton Allocation Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$14.17	—	—	—	20.60%
	Highest contract charge 1.70% Class IB	$13.47	—	—	—	20.16%
	All contract charges	—	360	$5,003	1.94%	—
2018	Lowest contract charge 1.30% Class IB	$11.75	—	—	—	(9.89)%
	Highest contract charge 1.70% Class IB	$11.21	—	—	—	(10.25)%
	All contract charges	—	397	$4,596	2.12%	—

FSA-234

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Franklin Templeton Allocation Managed Volatility (Continued)
2017	Lowest contract charge 1.30% Class IB	$13.04	—	—	—	13.49%
	Highest contract charge 1.70% Class IB	$12.49	—	—	—	13.03%
	All contract charges	—	451	$5,783	1.65%	—
2016	Lowest contract charge 1.30% Class IB	$11.49	—	—	—	8.09%
	Highest contract charge 1.70% Class IB	$11.05	—	—	—	7.59%
	All contract charges	—	476	$5,409	1.61%	—
2015	Lowest contract charge 1.30% Class IB	$10.63	—	—	—	(4.06)%
	Highest contract charge 1.70% Class IB	$10.27	—	—	—	(4.38)%
	All contract charges	—	513	$5,380	1.28%	—

EQ/Global Bond PLUS
2019	Lowest contract charge 1.30% Class IA	$10.41	—	—	—	4.83%
	Highest contract charge 1.70% Class IA	$9.99	—	—	—	4.39%
	All contract charges	—	381	$3,919	0.78%	—
2018	Lowest contract charge 1.30% Class IA	$9.93	—	—	—	(2.93)%
	Highest contract charge 1.70% Class IA	$9.57	—	—	—	(3.33)%
	All contract charges	—	462	$4,556	1.27%	—
2017	Lowest contract charge 1.30% Class IA	$10.23	—	—	—	3.33%
	Highest contract charge 1.70% Class IA	$9.90	—	—	—	2.91%
	All contract charges	—	503	$5,098	0.04%	—
2016	Lowest contract charge 1.30% Class IA	$9.90	—	—	—	(0.60)%
	Highest contract charge 1.70% Class IA	$9.62	—	—	—	(1.03)%
	All contract charges	—	563	$5,534	1.84%	—
2015	Lowest contract charge 0.65% Class IA	$9.62	—	—	—	(4.37)%
	Highest contract charge 1.70% Class IA	$9.72	—	—	—	(5.45)%
	All contract charges	—	582	$5,767	0.04%	—

EQ/Global Bond PLUS
2019	Lowest contract charge 1.30% Class IB	$11.95	—	—	—	4.82%
	Highest contract charge 1.70% Class IB	$11.28	—	—	—	4.44%
	All contract charges	—	329	$3,817	0.78%	—
2018	Lowest contract charge 1.30% Class IB	$11.40	—	—	—	(2.90)%
	Highest contract charge 1.70% Class IB	$10.80	—	—	—	(3.31)%
	All contract charges	—	334	$3,723	1.27%	—
2017	Lowest contract charge 1.30% Class IB	$11.74	—	—	—	3.35%
	Highest contract charge 1.70% Class IB	$11.17	—	—	—	2.85%
	All contract charges	—	405	$4,649	0.04%	—
2016	Lowest contract charge 1.30% Class IB	$11.36	—	—	—	(0.70)%
	Highest contract charge 1.70% Class IB	$10.86	—	—	—	(1.00)%
	All contract charges	—	410	$4,568	1.84%	—
2015	Lowest contract charge 1.30% Class IB	$11.44	—	—	—	(4.98)%
	Highest contract charge 1.70% Class IB	$10.97	—	—	—	(5.43)%
	All contract charges	—	445	$5,002	0.04%	—

EQ/Global Equity Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$17.86	—	—	—	23.60%
	Highest contract charge 1.70% Class IA	$17.14	—	—	—	23.13%
	All contract charges	—	312	$5,520	1.30%	—
2018	Lowest contract charge 1.30% Class IA	$14.45	—	—	—	(13.27)%
	Highest contract charge 1.70% Class IA	$13.92	—	—	—	(13.65)%
	All contract charges	—	361	$5,171	0.99%	—
2017	Lowest contract charge 1.30% Class IA	$16.66	—	—	—	24.42%
	Highest contract charge 1.70% Class IA	$16.12	—	—	—	23.90%
	All contract charges	—	413	$6,818	1.08%	—
2016	Lowest contract charge 1.30% Class IA	$13.39	—	—	—	3.16%
	Highest contract charge 1.70% Class IA	$13.01	—	—	—	2.68%
	All contract charges	—	467	$6,204	0.95%	—

FSA-235

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Global Equity Managed Volatility (Continued)
2015	Lowest contract charge 1.30% Class IA	$12.98	—	—	—	(3.06)%
	Highest contract charge 1.70% Class IA	$12.67	—	—	—	(3.36)%
	All contract charges	—	530	$6,839	0.93%	—

EQ/Global Equity Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$37.90	—	—	—	23.65%
	Highest contract charge 1.70% Class IB	$26.43	—	—	—	23.16%
	All contract charges	—	264	$9,057	1.30%	—
2018	Lowest contract charge 1.30% Class IB	$30.65	—	—	—	(13.32)%
	Highest contract charge 1.70% Class IB	$21.46	—	—	—	(13.68)%
	All contract charges	—	279	$7,728	0.99%	—
2017	Lowest contract charge 1.30% Class IB	$35.36	—	—	—	24.46%
	Highest contract charge 1.70% Class IB	$24.86	—	—	—	23.93%
	All contract charges	—	341	$10,751	1.08%	—
2016	Lowest contract charge 1.30% Class IB	$28.41	—	—	—	3.12%
	Highest contract charge 1.70% Class IB	$20.06	—	—	—	2.71%
	All contract charges	—	348	$8,719	0.95%	—
2015	Lowest contract charge 1.30% Class IB	$27.55	—	—	—	(2.99)%
	Highest contract charge 1.70% Class IB	$19.53	—	—	—	(3.41)%
	All contract charges	—	328	$8,040	0.93%	—

EQ/Goldman Sachs Growth Allocation
2019	Lowest contract charge 1.30% Class IB(ab)	$11.41	—	—	—	11.75%
	Highest contract charge 1.65% Class IB(ab)	$11.37	—	—	—	11.36%
	All contract charges	—	5,885	$67,114	1.53%	—

EQ/Goldman Sachs Mid Cap Value(m)
2019	Lowest contract charge 1.30% Class IB	$25.22	—	—	—	29.07%
	Highest contract charge 1.70% Class IB	$24.20	—	—	—	28.52%
	All contract charges	—	1,125	$28,056	0.84%	—
2018	Lowest contract charge 1.30% Class IB(h)	$19.54	—	—	—	(8.90)%
	Highest contract charge 1.70% Class IB(h)	$18.83	—	—	—	(8.99)%
	All contract charges	—	1,251	$24,185	0.22%	—

EQ/Goldman Sachs Moderate Growth Allocation
2019	Lowest contract charge 1.30% Class IB	$11.89	—	—	—	16.00%
	Highest contract charge 1.70% Class IB	$11.67	—	—	—	15.54%
	All contract charges	—	55,645	$660,493	1.03%	—
2018	Lowest contract charge 1.30% Class IB	$10.25	—	—	—	(6.31)%
	Highest contract charge 1.70% Class IB	$10.10	—	—	—	(6.74)%
	All contract charges	—	49,320	$504,559	0.98%	—
2017	Lowest contract charge 1.30% Class IB	$10.94	—	—	—	8.96%
	Highest contract charge 1.70% Class IB	$10.83	—	—	—	8.63%
	All contract charges	—	41,484	$453,329	0.53%	—
2016	Lowest contract charge 1.30% Class IB	$10.04	—	—	—	4.58%
	Highest contract charge 1.70% Class IB	$9.97	—	—	—	4.07%
	All contract charges	—	29,121	$291,950	0.38%	—
2015	Lowest contract charge 1.30% Class IB(c)	$9.60	—	—	—	(4.19)%
	Highest contract charge 1.70% Class IB(c)	$9.58	—	—	—	(4.39)%
	All contract charges	—	11,556	$110,896	0.32%	—

EQ/Growth Strategy
2019	Lowest contract charge 0.65% Class IB	$17.75	—	—	—	19.45%
	Highest contract charge 1.70% Class IB	$17.73	—	—	—	18.20%
	All contract charges	—	257,244	$4,807,345	1.55%	—
2018	Lowest contract charge 0.65% Class IB	$14.86	—	—	—	(6.66)%
	Highest contract charge 1.70% Class IB	$15.00	—	—	—	(7.69)%
	All contract charges	—	254,814	$4,017,172	1.20%	—

FSA-236

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Growth Strategy (Continued)
2017	Lowest contract charge 0.65% Class IB	$15.92	—	—	—	12.99%
	Highest contract charge 1.70% Class IB	$16.25	—	—	—	11.84%
	All contract charges	—	255,967	$4,359,904	1.55%	—
2016	Lowest contract charge 0.65% Class IB	$14.09	—	—	—	7.39%
	Highest contract charge 1.70% Class IB	$14.53	—	—	—	6.21%
	All contract charges	—	237,828	$3,616,245	1.00%	—
2015	Lowest contract charge 0.65% Class IB	$13.12	—	—	—	(1.65)%
	Highest contract charge 1.70% Class IB	$13.68	—	—	—	(2.63)%
	All contract charges	—	217,542	$3,107,504	1.26%	—

EQ/Intermediate Government Bond
2019	Lowest contract charge 0.30% Class IB	$10.52	—	—	—	3.85%
	Highest contract charge 1.70% Class IB	$9.80	—	—	—	2.40%
	All contract charges	—	10,978	$112,959	1.57%	—
2018	Lowest contract charge 0.30% Class IB	$10.13	—	—	—	0.60%
	Highest contract charge 1.70% Class IB	$9.57	—	—	—	(0.93)%
	All contract charges	—	11,177	$111,962	1.24%	—
2017	Lowest contract charge 0.30% Class IB	$10.07	—	—	—	—%
	Highest contract charge 1.70% Class IB	$9.66	—	—	—	(1.33)%
	All contract charges	—	12,267	$123,980	0.85%	—
2016	Lowest contract charge 0.30% Class IB	$10.07	—	—	—	0.10%
	Highest contract charge 1.70% Class IB	$9.79	—	—	—	(1.21)%
	All contract charges	—	12,441	$126,941	0.68%	—
2015	Lowest contract charge 0.30% Class IB	$10.06	—	—	—	0.20%
	Highest contract charge 1.70% Class IB	$9.91	—	—	—	(1.29)%
	All contract charges	—	12,206	$125,847	0.59%	—

EQ/International Core Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$13.03	—	—	—	20.87%
	Highest contract charge 1.70% Class IA	$12.50	—	—	—	20.31%
	All contract charges	—	400	$5,157	2.00%	—
2018	Lowest contract charge 1.30% Class IA	$10.78	—	—	—	(15.98)%
	Highest contract charge 1.70% Class IA	$10.39	—	—	—	(16.34)%
	All contract charges	—	435	$4,650	1.70%	—
2017	Lowest contract charge 1.30% Class IA	$12.83	—	—	—	24.68%
	Highest contract charge 1.70% Class IA	$12.42	—	—	—	24.20%
	All contract charges	—	432	$5,495	1.66%	—
2016	Lowest contract charge 1.30% Class IA	$10.29	—	—	—	(1.15)%
	Highest contract charge 1.70% Class IA	$10.00	—	—	—	(1.48)%
	All contract charges	—	434	$4,432	0.29%	—
2015	Lowest contract charge 1.30% Class IA	$10.41	—	—	—	(5.54)%
	Highest contract charge 1.70% Class IA	$10.15	—	—	—	(5.93)%
	All contract charges	—	445	$4,593	0.06%	—

EQ/International Core Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$18.12	—	—	—	20.88%
	Highest contract charge 1.70% Class IB	$14.27	—	—	—	20.42%
	All contract charges	—	448	$7,498	2.00%	—
2018	Lowest contract charge 1.30% Class IB	$14.99	—	—	—	(16.02)%
	Highest contract charge 1.70% Class IB	$11.85	—	—	—	(16.37)%
	All contract charges	—	437	$6,117	1.70%	—
2017	Lowest contract charge 1.30% Class IB	$17.85	—	—	—	24.65%
	Highest contract charge 1.70% Class IB	$14.17	—	—	—	24.19%
	All contract charges	—	491	$8,206	1.66%	—
2016	Lowest contract charge 1.30% Class IB	$14.32	—	—	—	(1.10)%
	Highest contract charge 1.70% Class IB	$11.41	—	—	—	(1.47)%
	All contract charges	—	545	$7,273	0.29%	—

FSA-237

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/International Core Managed Volatility (Continued)
2015	Lowest contract charge 1.30% Class IB	$14.48	—	—	—	(5.54)%
	Highest contract charge 1.70% Class IB	$11.58	—	—	—	(6.01)%
	All contract charges	—	583	$7,915	0.06%	—

EQ/International Equity Index
2019	Lowest contract charge 1.30% Class IA	$13.68	—	—	—	20.63%
	Highest contract charge 1.70% Class IA	$13.13	—	—	—	20.13%
	All contract charges	—	2,218	$29,952	2.89%	—
2018	Lowest contract charge 1.30% Class IA	$11.34	—	—	—	(16.31)%
	Highest contract charge 1.70% Class IA	$10.93	—	—	—	(16.63)%
	All contract charges	—	2,374	$26,596	2.56%	—
2017	Lowest contract charge 1.30% Class IA	$13.55	—	—	—	21.63%
	Highest contract charge 1.70% Class IA	$13.11	—	—	—	21.16%
	All contract charges	—	2,318	$31,039	2.94%	—
2016	Lowest contract charge 0.65% Class IA	$10.91	—	—	—	1.58%
	Highest contract charge 1.70% Class IA	$10.82	—	—	—	0.46%
	All contract charges	—	2,071	$22,815	3.01%	—
2015	Lowest contract charge 0.65% Class IA	$10.74	—	—	—	(2.81)%
	Highest contract charge 1.70% Class IA	$10.77	—	—	—	(3.84)%
	All contract charges	—	1,880	$20,562	2.82%	—

EQ/International Equity Index
2019	Lowest contract charge 0.30% Class IB	$11.83	—	—	—	21.71%
	Highest contract charge 1.25% Class IB	$11.16	—	—	—	20.65%
	All contract charges	—	2,005	$22,282	2.89%	—
2018	Lowest contract charge 0.30% Class IB	$9.72	—	—	—	(15.40)%
	Highest contract charge 1.25% Class IB	$9.25	—	—	—	(16.21)%
	All contract charges	—	1,800	$16,585	2.56%	—
2017	Lowest contract charge 0.30% Class IB	$11.49	—	—	—	22.89%
	Highest contract charge 1.25% Class IB	$11.04	—	—	—	21.72%
	All contract charges	—	1,689	$18,593	2.94%	—
2016	Lowest contract charge 0.30% Class IB	$9.35	—	—	—	1.85%
	Highest contract charge 1.25% Class IB	$9.07	—	—	—	0.89%
	All contract charges	—	1,217	$11,019	3.01%	—
2015	Lowest contract charge 0.30% Class IB	$9.18	—	—	—	(2.44)%
	Highest contract charge 1.25% Class IB	$8.99	—	—	—	(3.33)%
	All contract charges	—	745	$6,690	2.82%	—

EQ/International Managed Volatility
2019	Lowest contract charge 0.65% Class IB	$12.90	—	—	—	20.56%
	Highest contract charge 1.70% Class IB	$12.30	—	—	—	19.42%
	All contract charges	—	7,150	$90,136	2.23%	—
2018	Lowest contract charge 0.65% Class IB	$10.70	—	—	—	(14.94)%
	Highest contract charge 1.70% Class IB	$10.30	—	—	—	(15.92)%
	All contract charges	—	8,262	$87,056	1.79%	—
2017	Lowest contract charge 0.65% Class IB	$12.58	—	—	—	23.45%
	Highest contract charge 1.70% Class IB	$12.25	—	—	—	22.13%
	All contract charges	—	9,065	$113,324	1.96%	—
2016	Lowest contract charge 0.65% Class IB	$10.19	—	—	—	(0.78)%
	Highest contract charge 1.70% Class IB	$10.03	—	—	—	(1.76)%
	All contract charges	—	10,749	$109,748	1.23%	—
2015	Lowest contract charge 0.65% Class IB	$10.27	—	—	—	(3.02)%
	Highest contract charge 1.70% Class IB	$10.21	—	—	—	(4.13)%
	All contract charges	—	11,114	$115,259	0.04%	—

FSA-238

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/International Value Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$12.48	—	—	—	21.05%
	Highest contract charge 1.70% Class IA	$11.98	—	—	—	20.52%
	All contract charges	—	205	$2,524	2.20%	—
2018	Lowest contract charge 1.30% Class IA	$10.31	—	—	—	(17.59)%
	Highest contract charge 1.70% Class IA	$9.94	—	—	—	(17.92)%
	All contract charges	—	233	$2,379	1.62%	—
2017	Lowest contract charge 1.30% Class IA	$12.51	—	—	—	21.69%
	Highest contract charge 1.70% Class IA	$12.11	—	—	—	21.34%
	All contract charges	—	277	$3,440	1.87%	—
2016	Lowest contract charge 1.30% Class IA	$10.28	—	—	—	(0.48)%
	Highest contract charge 1.70% Class IA	$9.98	—	—	—	(0.99)%
	All contract charges	—	306	$3,115	0.45%	—
2015	Lowest contract charge 1.30% Class IA	$10.33	—	—	—	(4.44)%
	Highest contract charge 1.70% Class IA	$10.08	—	—	—	(4.82)%
	All contract charges	—	359	$3,686	0.10%	—

EQ/Invesco Comstock
2019	Lowest contract charge 1.30% Class IA	$25.20	—	—	—	23.35%
	Highest contract charge 1.70% Class IA	$24.18	—	—	—	22.87%
	All contract charges	—	1,817	$45,272	2.10%	—
2018	Lowest contract charge 1.30% Class IA	$20.43	—	—	—	(13.54)%
	Highest contract charge 1.70% Class IA	$19.68	—	—	—	(13.91)%
	All contract charges	—	1,786	$36,147	1.68%	—
2017	Lowest contract charge 1.30% Class IA	$23.63	—	—	—	16.46%
	Highest contract charge 1.70% Class IA	$22.86	—	—	—	15.98%
	All contract charges	—	1,362	$31,909	0.80%	—
2016	Lowest contract charge 0.65% Class IA	$18.72	—	—	—	16.56%
	Highest contract charge 1.70% Class IA	$19.71	—	—	—	15.40%
	All contract charges	—	1,379	$27,771	2.49%	—
2015	Lowest contract charge 0.65% Class IA	$16.06	—	—	—	(6.79)%
	Highest contract charge 1.70% Class IA	$17.08	—	—	—	(7.78)%
	All contract charges	—	1,482	$25,762	2.15%	—

EQ/Invesco Comstock
2019	Lowest contract charge 1.30% Class IB	$22.23	—	—	—	23.36%
	Highest contract charge 1.70% Class IB	$20.95	—	—	—	22.87%
	All contract charges	—	359	$7,780	2.10%	—
2018	Lowest contract charge 1.30% Class IB	$18.02	—	—	—	(13.53)%
	Highest contract charge 1.70% Class IB	$17.05	—	—	—	(13.89)%
	All contract charges	—	379	$6,686	1.68%	—
2017	Lowest contract charge 1.30% Class IB	$20.84	—	—	—	16.42%
	Highest contract charge 1.70% Class IB	$19.80	—	—	—	15.99%
	All contract charges	—	461	$9,403	0.80%	—
2016	Lowest contract charge 1.30% Class IB	$17.90	—	—	—	15.86%
	Highest contract charge 1.70% Class IB	$17.07	—	—	—	15.42%
	All contract charges	—	489	$8,604	2.49%	—
2015	Lowest contract charge 1.30% Class IB	$15.45	—	—	—	(7.37)%
	Highest contract charge 1.70% Class IB	$14.79	—	—	—	(7.79)%
	All contract charges	—	604	$9,159	2.15%	—

EQ/Invesco Global Real Estate(n)
2019	Lowest contract charge 0.30% Class IB	$13.87	—	—	—	22.10%
	Highest contract charge 1.70% Class IB	$18.25	—	—	—	20.38%
	All contract charges	—	4,242	$72,930	4.39%	—
2018	Lowest contract charge 0.30% Class IB(h)	$11.36	—	—	—	(0.79)%
	Highest contract charge 1.70% Class IB(h)	$15.16	—	—	—	(1.04)%
	All contract charges	—	4,591	$66,530	0.55%	—

FSA-239

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Invesco International Growth(o)
2019	Lowest contract charge 0.30% Class IB	$12.97	—	—	—	27.78%
	Highest contract charge 1.70% Class IB	$16.04	—	—	—	26.00%
	All contract charges	—	3,182	$48,251	1.63%	—
2018	Lowest contract charge 0.30% Class IB(h)	$10.15	—	—	—	(5.05)%
	Highest contract charge 1.70% Class IB(h)	$12.73	—	—	—	(5.35)%
	All contract charges	—	3,491	$42,018	0.21%	—

EQ/Invesco Moderate Allocation
2019	Lowest contract charge 1.30% Class IB	$11.10	—	—	—	12.92%
	Highest contract charge 1.70% Class IB	$10.89	—	—	—	12.38%
	All contract charges	—	27,572	$305,533	1.03%	—
2018	Lowest contract charge 1.30% Class IB	$9.83	—	—	—	(6.29)%
	Highest contract charge 1.70% Class IB	$9.69	—	—	—	(6.65)%
	All contract charges	—	25,664	$251,973	0.83%	—
2017	Lowest contract charge 1.30% Class IB	$10.49	—	—	—	8.37%
	Highest contract charge 1.70% Class IB	$10.38	—	—	—	7.90%
	All contract charges	—	22,093	$231,467	0.31%	—
2016	Lowest contract charge 1.30% Class IB	$9.68	—	—	—	1.89%
	Highest contract charge 1.70% Class IB	$9.62	—	—	—	1.58%
	All contract charges	—	16,629	$160,825	0.06%	—
2015	Lowest contract charge 1.30% Class IB(c)	$9.50	—	—	—	(4.33)%
	Highest contract charge 1.70% Class IB(c)	$9.47	—	—	—	(4.63)%
	All contract charges	—	6,921	$65,722	0.16%	—

EQ/Invesco Moderate Growth Allocation
2019	Lowest contract charge 1.30% Class IB(ab)	$11.27	—	—	—	10.82%
	Highest contract charge 1.65% Class IB(ab)	$11.23	—	—	—	10.42%
	All contract charges	—	2,655	$29,906	1.76%	—

EQ/Janus Enterprise
2019	Lowest contract charge 1.30% Class IA	$25.49	—	—	—	34.73%
	Highest contract charge 1.70% Class IA	$24.46	—	—	—	34.17%
	All contract charges	—	1,798	$45,305	0.02%	—
2018	Lowest contract charge 1.30% Class IA	$18.92	—	—	—	(3.07)%
	Highest contract charge 1.70% Class IA	$18.23	—	—	—	(3.49)%
	All contract charges	—	1,843	$34,523	0.00%	—
2017	Lowest contract charge 1.30% Class IA	$19.52	—	—	—	26.26%
	Highest contract charge 1.70% Class IA	$18.89	—	—	—	25.77%
	All contract charges	—	1,844	$35,682	0.00%	—
2016	Lowest contract charge 0.65% Class IA	$12.58	—	—	—	(4.91)%
	Highest contract charge 1.70% Class IA	$15.02	—	—	—	(5.95)%
	All contract charges	—	1,909	$29,259	0.00%	—
2015	Lowest contract charge 0.65% Class IA	$13.23	—	—	—	(6.10)%
	Highest contract charge 1.70% Class IA	$15.97	—	—	—	(7.15)%
	All contract charges	—	2,119	$34,453	0.00%	—

EQ/Janus Enterprise
2019	Lowest contract charge 0.30% Class IB	$16.14	—	—	—	36.09%
	Highest contract charge 1.70% Class IB	$30.42	—	—	—	34.13%
	All contract charges	—	1,220	$23,984	0.02%	—
2018	Lowest contract charge 1.10% Class IB	$10.37	—	—	—	(2.90)%
	Highest contract charge 1.70% Class IB	$22.68	—	—	—	(3.45)%
	All contract charges	—	1,110	$17,273	0.00%	—
2017	Lowest contract charge 1.10% Class IB	$10.68	—	—	—	26.54%
	Highest contract charge 1.70% Class IB	$23.49	—	—	—	25.75%
	All contract charges	—	1,012	$18,086	0.00%	—

FSA-240

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Janus Enterprise (Continued)
2016	Lowest contract charge 1.10% Class IB	$8.44	—	—	—	(5.38)%
	Highest contract charge 1.70% Class IB	$18.68	—	—	—	(5.99)%
	All contract charges	—	952	$14,661	0.00%	—
2015	Lowest contract charge 1.10% Class IB(c)	$8.92	—	—	—	(9.81)%
	Highest contract charge 1.70% Class IB	$19.87	—	—	—	(7.06)%
	All contract charges	—	874	$14,987	0.00%	—

EQ/JPMorgan Growth Allocation
2019	Lowest contract charge 1.30% Class IB	$10.91	—	—	—	14.36%
	Highest contract charge 1.65% Class IB	$10.83	—	—	—	13.88%
	All contract charges	—	15,163	$165,454	0.95%	—
2018	Lowest contract charge 1.30% Class IB(g)	$9.54	—	—	—	(6.01)%
	Highest contract charge 1.65% Class IB(g)	$9.51	—	—	—	(6.21)%
	All contract charges	—	7,242	$69,110	1.23%	—

EQ/JPMorgan Value Opportunities
2019	Lowest contract charge 1.30% Class IA	$26.20	—	—	—	25.90%
	Highest contract charge 1.70% Class IA	$25.14	—	—	—	25.32%
	All contract charges	—	404	$10,437	1.30%	—
2018	Lowest contract charge 1.30% Class IA	$20.81	—	—	—	(16.53)%
	Highest contract charge 1.70% Class IA	$20.06	—	—	—	(16.83)%
	All contract charges	—	467	$9,617	0.99%	—
2017	Lowest contract charge 1.30% Class IA	$24.93	—	—	—	16.22%
	Highest contract charge 1.70% Class IA	$24.12	—	—	—	15.74%
	All contract charges	—	485	$11,969	0.87%	—
2016	Lowest contract charge 0.65% Class IA	$20.41	—	—	—	20.77%
	Highest contract charge 1.70% Class IA	$20.84	—	—	—	19.50%
	All contract charges	—	467	$9,912	1.14%	—
2015	Lowest contract charge 0.65% Class IA	$16.90	—	—	—	(2.93)%
	Highest contract charge 1.70% Class IA	$17.44	—	—	—	(3.96)%
	All contract charges	—	406	$7,204	0.74%	—

EQ/JPMorgan Value Opportunities
2019	Lowest contract charge 0.30% Class IB(h)	$11.26	—	—	—	27.09%
	Highest contract charge 1.70% Class IB	$28.30	—	—	—	25.39%
	All contract charges	—	835	$14,864	1.30%	—
2018	Lowest contract charge 1.10% Class IB(h)	$8.84	—	—	—	(10.44)%
	Highest contract charge 1.70% Class IB	$22.57	—	—	—	(16.87)%
	All contract charges	—	373	$7,945	0.99%	—
2017	Lowest contract charge 1.30% Class IB	$26.68	—	—	—	16.20%
	Highest contract charge 1.70% Class IB	$27.15	—	—	—	15.73%
	All contract charges	—	378	$9,976	0.87%	—
2016	Lowest contract charge 1.30% Class IB	$22.96	—	—	—	19.96%
	Highest contract charge 1.70% Class IB	$23.46	—	—	—	19.45%
	All contract charges	—	327	$7,422	1.14%	—
2015	Lowest contract charge 1.30% Class IB	$19.14	—	—	—	(3.58)%
	Highest contract charge 1.70% Class IB	$19.64	—	—	—	(3.91)%
	All contract charges	—	248	$4,682	0.74%	—

EQ/Large Cap Core Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$28.67	—	—	—	28.28%
	Highest contract charge 1.70% Class IB	$20.43	—	—	—	27.77%
	All contract charges	—	366	$9,561	1.25%	—
2018	Lowest contract charge 1.30% Class IB	$22.35	—	—	—	(7.64)%
	Highest contract charge 1.70% Class IB	$15.99	—	—	—	(8.05)%
	All contract charges	—	401	$8,197	0.97%	—

FSA-241

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Large Cap Core Managed Volatility (Continued)
2017	Lowest contract charge 1.30% Class IB	$24.20	—	—	—	20.40%
	Highest contract charge 1.70% Class IB	$17.39	—	—	—	19.93%
	All contract charges	—	487	$10,843	1.01%	—
2016	Lowest contract charge 1.30% Class IB	$20.10	—	—	—	8.41%
	Highest contract charge 1.70% Class IB	$14.50	—	—	—	7.97%
	All contract charges	—	509	$9,344	1.19%	—
2015	Lowest contract charge 1.30% Class IB	$18.54	—	—	—	(0.96)%
	Highest contract charge 1.70% Class IB	$13.43	—	—	—	(1.40)%
	All contract charges	—	493	$8,225	1.05%	—

EQ/Large Cap Growth Index
2019	Lowest contract charge 0.65% Class IA	$32.44	—	—	—	34.44%
	Highest contract charge 1.70% Class IA	$33.93	—	—	—	33.01%
	All contract charges	—	2,094	$73,076	0.64%	—
2018	Lowest contract charge 0.65% Class IA	$24.13	—	—	—	(2.90)%
	Highest contract charge 1.70% Class IA	$25.51	—	—	—	(3.92)%
	All contract charges	—	1,822	$47,830	0.66%	—
2017	Lowest contract charge 0.65% Class IA	$24.85	—	—	—	28.42%
	Highest contract charge 1.70% Class IA	$26.55	—	—	—	27.03%
	All contract charges	—	1,806	$49,189	0.81%	—
2016	Lowest contract charge 1.30% Class IA	$21.51	—	—	—	4.93%
	Highest contract charge 1.70% Class IA	$20.90	—	—	—	4.55%
	All contract charges	—	1,533	$32,753	1.12%	—
2015	Lowest contract charge 1.30% Class IA	$20.50	—	—	—	3.54%
	Highest contract charge 1.70% Class IA	$19.99	—	—	—	3.09%
	All contract charges	—	1,290	$26,251	0.97%	—

EQ/Large Cap Growth Index
2019	Lowest contract charge 0.30% Class IB	$22.01	—	—	—	34.87%
	Highest contract charge 1.25% Class IB	$20.75	—	—	—	33.61%
	All contract charges	—	1,749	$32,598	0.64%	—
2018	Lowest contract charge 1.10% Class IB	$12.84	—	—	—	(3.31)%
	Highest contract charge 1.25% Class IB	$15.53	—	—	—	(3.48)%
	All contract charges	—	1,569	$21,979	0.66%	—
2017	Lowest contract charge 1.10% Class IB	$13.28	—	—	—	27.82%
	Highest contract charge 1.25% Class IB	$16.09	—	—	—	27.60%
	All contract charges	—	1,263	$18,737	0.81%	—
2016	Lowest contract charge 1.10% Class IB	$10.39	—	—	—	5.16%
	Highest contract charge 1.25% Class IB	$12.61	—	—	—	5.08%
	All contract charges	—	859	$10,320	1.12%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.88	—	—	—	(1.20)%
	Highest contract charge 1.25% Class IB	$12.00	—	—	—	3.54%
	All contract charges	—	473	$5,594	0.97%	—

EQ/Large Cap Growth Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$31.39	—	—	—	31.95%
	Highest contract charge 1.70% Class IA	$30.13	—	—	—	31.46%
	All contract charges	—	193	$5,981	0.42%	—
2018	Lowest contract charge 1.30% Class IA	$23.79	—	—	—	(4.23)%
	Highest contract charge 1.70% Class IA	$22.92	—	—	—	(4.62)%
	All contract charges	—	216	$5,059	0.47%	—
2017	Lowest contract charge 1.30% Class IA	$24.84	—	—	—	27.52%
	Highest contract charge 1.70% Class IA	$24.03	—	—	—	27.01%
	All contract charges	—	255	$6,271	0.48%	—
2016	Lowest contract charge 1.30% Class IA	$19.48	—	—	—	4.17%
	Highest contract charge 1.70% Class IA	$18.92	—	—	—	3.73%
	All contract charges	—	274	$5,298	0.56%	—

FSA-242

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Large Cap Growth Managed Volatility (Continued)
2015	Lowest contract charge 1.30% Class IA	$18.70	—	—	—	2.69%
	Highest contract charge 1.70% Class IA	$18.24	—	—	—	2.24%
	All contract charges	—	314	$5,839	0.30%	—

EQ/Large Cap Growth Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$36.65	—	—	—	31.98%
	Highest contract charge 1.70% Class IB	$39.00	—	—	—	31.45%
	All contract charges	—	526	$19,377	0.42%	—
2018	Lowest contract charge 1.30% Class IB	$27.77	—	—	—	(4.24)%
	Highest contract charge 1.70% Class IB	$29.67	—	—	—	(4.63)%
	All contract charges	—	570	$15,944	0.47%	—
2017	Lowest contract charge 1.30% Class IB	$29.00	—	—	—	27.53%
	Highest contract charge 1.70% Class IB	$31.11	—	—	—	27.03%
	All contract charges	—	668	$19,555	0.48%	—
2016	Lowest contract charge 1.30% Class IB	$22.74	—	—	—	4.17%
	Highest contract charge 1.70% Class IB	$24.49	—	—	—	3.73%
	All contract charges	—	733	$16,909	0.56%	—
2015	Lowest contract charge 1.30% Class IB	$21.83	—	—	—	2.68%
	Highest contract charge 1.70% Class IB	$23.61	—	—	—	2.25%
	All contract charges	—	772	$17,200	0.30%	—

EQ/Large Cap Value Index
2019	Lowest contract charge 1.30% Class IA	$25.67	—	—	—	24.01%
	Highest contract charge 1.70% Class IA	$24.63	—	—	—	23.46%
	All contract charges	—	1,558	$39,380	2.33%	—
2018	Lowest contract charge 1.30% Class IA	$20.70	—	—	—	(10.08)%
	Highest contract charge 1.70% Class IA	$19.95	—	—	—	(10.42)%
	All contract charges	—	1,303	$26,682	2.10%	—
2017	Lowest contract charge 1.30% Class IA	$23.02	—	—	—	11.53%
	Highest contract charge 1.70% Class IA	$22.27	—	—	—	11.07%
	All contract charges	—	1,325	$30,204	2.05%	—
2016	Lowest contract charge 1.30% Class IA	$20.64	—	—	—	14.99%
	Highest contract charge 1.70% Class IA	$20.05	—	—	—	14.51%
	All contract charges	—	1,107	$22,642	2.25%	—
2015	Lowest contract charge 1.30% Class IA	$17.95	—	—	—	(5.68)%
	Highest contract charge 1.70% Class IA	$17.51	—	—	—	(6.06)%
	All contract charges	—	1,441	$25,524	2.87%	—

EQ/Large Cap Value Index
2019	Lowest contract charge 1.10% Class IB	$13.56	—	—	—	24.29%
	Highest contract charge 1.25% Class IB	$15.65	—	—	—	24.11%
	All contract charges	—	1,361	$19,984	2.33%	—
2018	Lowest contract charge 1.10% Class IB	$10.91	—	—	—	(9.91)%
	Highest contract charge 1.25% Class IB	$12.61	—	—	—	(10.06)%
	All contract charges	—	1,099	$13,112	2.10%	—
2017	Lowest contract charge 1.10% Class IB	$12.11	—	—	—	11.72%
	Highest contract charge 1.25% Class IB	$14.02	—	—	—	11.54%
	All contract charges	—	811	$10,859	2.05%	—
2016	Lowest contract charge 1.10% Class IB	$10.84	—	—	—	15.20%
	Highest contract charge 1.25% Class IB	$12.57	—	—	—	15.11%
	All contract charges	—	539	$6,576	2.25%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.41	—	—	—	(5.81)%
	Highest contract charge 1.25% Class IB	$10.92	—	—	—	(5.70)%
	All contract charges	—	324	$3,514	2.87%	—

FSA-243

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Large Cap Value Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$23.68	—	—	—	23.78%
	Highest contract charge 1.70% Class IA	$22.73	—	—	—	23.33%
	All contract charges	—	472	$11,068	1.95%	—
2018	Lowest contract charge 1.30% Class IA	$19.13	—	—	—	(11.11)%
	Highest contract charge 1.70% Class IA	$18.43	—	—	—	(11.48)%
	All contract charges	—	495	$9,390	2.42%	—
2017	Lowest contract charge 1.30% Class IA	$21.52	—	—	—	12.38%
	Highest contract charge 1.70% Class IA	$20.82	—	—	—	11.94%
	All contract charges	—	503	$10,734	1.53%	—
2016	Lowest contract charge 1.30% Class IA	$19.15	—	—	—	13.85%
	Highest contract charge 1.70% Class IA	$18.60	—	—	—	13.35%
	All contract charges	—	489	$9,281	1.79%	—
2015	Lowest contract charge 1.30% Class IA	$16.82	—	—	—	(5.24)%
	Highest contract charge 1.70% Class IA	$16.41	—	—	—	(5.64)%
	All contract charges	—	976	$16,144	2.25%	—

EQ/Large Cap Value Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$21.96	—	—	—	23.79%
	Highest contract charge 1.70% Class IB	$23.78	—	—	—	23.34%
	All contract charges	—	595	$13,104	1.95%	—
2018	Lowest contract charge 1.30% Class IB	$17.74	—	—	—	(11.08)%
	Highest contract charge 1.70% Class IB	$19.28	—	—	—	(11.48)%
	All contract charges	—	607	$10,830	2.42%	—
2017	Lowest contract charge 1.30% Class IB	$19.95	—	—	—	12.33%
	Highest contract charge 1.70% Class IB	$21.78	—	—	—	11.92%
	All contract charges	—	734	$14,837	1.53%	—
2016	Lowest contract charge 1.30% Class IB	$17.76	—	—	—	13.85%
	Highest contract charge 1.70% Class IB	$19.46	—	—	—	13.40%
	All contract charges	—	811	$14,619	1.79%	—
2015	Lowest contract charge 1.30% Class IB	$15.60	—	—	—	(5.28)%
	Highest contract charge 1.70% Class IB	$17.16	—	—	—	(5.66)%
	All contract charges	—	817	$12,896	2.25%	—

EQ/Lazard Emerging Markets Equity(p)
2019	Lowest contract charge 0.30% Class IB	$10.75	—	—	—	18.39%
	Highest contract charge 1.70% Class IB	$11.90	—	—	—	16.78%
	All contract charges	—	7,317	$86,792	2.60%	—
2018	Lowest contract charge 0.30% Class IB(h)	$9.08	—	—	—	(1.41)%
	Highest contract charge 1.70% Class IB(h)	$10.19	—	—	—	(1.74)%
	All contract charges	—	7,831	$79,666	0.17%	—

EQ/Legg Mason Growth Allocation
2019	Lowest contract charge 1.30% Class IB(ab)	$11.28	—	—	—	10.70%
	Highest contract charge 1.65% Class IB(ab)	$11.24	—	—	—	10.30%
	All contract charges	—	2,132	$24,040	2.37%	—

EQ/Legg Mason Moderate Allocation
2019	Lowest contract charge 1.30% Class IB	$12.17	—	—	—	13.53%
	Highest contract charge 1.70% Class IB	$11.98	—	—	—	13.13%
	All contract charges	—	17,095	$207,873	1.06%	—
2018	Lowest contract charge 1.30% Class IB	$10.72	—	—	—	(7.27)%
	Highest contract charge 1.70% Class IB	$10.59	—	—	—	(7.67)%
	All contract charges	—	15,215	$162,945	1.44%	—
2017	Lowest contract charge 1.30% Class IB	$11.56	—	—	—	9.37%
	Highest contract charge 1.70% Class IB	$11.47	—	—	—	8.93%
	All contract charges	—	10,544	$121,791	1.06%	—
2016	Lowest contract charge 1.30% Class IB(e)	$10.57	—	—	—	4.97%
	Highest contract charge 1.70% Class IB(e)	$10.53	—	—	—	4.57%
	All contract charges	—	4,872	$51,475	1.29%	—

FSA-244

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Loomis Sayles Growth
2019	Lowest contract charge 1.30% Class IA	$31.83	—	—	—	29.60%
	Highest contract charge 1.70% Class IA	$30.55	—	—	—	29.12%
	All contract charges	—	1,960	$61,881	0.03%	—
2018	Lowest contract charge 1.30% Class IA	$24.56	—	—	—	(4.25)%
	Highest contract charge 1.70% Class IA	$23.66	—	—	—	(4.64)%
	All contract charges	—	2,083	$50,745	0.09%	—
2017	Lowest contract charge 1.30% Class IA	$25.65	—	—	—	32.90%
	Highest contract charge 1.70% Class IA	$24.81	—	—	—	32.32%
	All contract charges	—	1,959	$49,866	0.19%	—
2016	Lowest contract charge 1.30% Class IA	$19.30	—	—	—	5.41%
	Highest contract charge 1.70% Class IA	$18.75	—	—	—	4.98%
	All contract charges	—	1,554	$29,781	0.43%	—
2015	Lowest contract charge 1.30% Class IA	$18.31	—	—	—	10.10%
	Highest contract charge 1.70% Class IA	$17.86	—	—	—	9.64%
	All contract charges	—	944	$17,189	0.14%	—

EQ/Loomis Sayles Growth
2019	Lowest contract charge 0.30% Class IB	$22.70	—	—	—	30.91%
	Highest contract charge 1.70% Class IB	$29.41	—	—	—	29.10%
	All contract charges	—	1,648	$33,565	0.03%	—
2018	Lowest contract charge 1.10% Class IB	$13.85	—	—	—	(4.02)%
	Highest contract charge 1.70% Class IB	$22.78	—	—	—	(4.65)%
	All contract charges	—	1,517	$24,115	0.09%	—
2017	Lowest contract charge 1.10% Class IB	$14.43	—	—	—	33.12%
	Highest contract charge 1.70% Class IB	$23.89	—	—	—	32.28%
	All contract charges	—	1,211	$20,879	0.19%	—
2016	Lowest contract charge 1.10% Class IB	$10.84	—	—	—	5.65%
	Highest contract charge 1.70% Class IB	$18.06	—	—	—	5.00%
	All contract charges	—	767	$10,726	0.43%	—
2015	Lowest contract charge 1.10% Class IB(c)	$10.26	—	—	—	3.64%
	Highest contract charge 1.70% Class IB	$17.20	—	—	—	9.62%
	All contract charges	—	262	$3,907	0.14%	—

EQ/MFS International Growth
2019	Lowest contract charge 1.30% Class IA	$18.53	—	—	—	25.63%
	Highest contract charge 1.70% Class IA	$17.78	—	—	—	25.04%
	All contract charges	—	2,300	$42,214	1.34%	—
2018	Lowest contract charge 1.30% Class IA	$14.75	—	—	—	(10.61)%
	Highest contract charge 1.70% Class IA	$14.22	—	—	—	(10.90)%
	All contract charges	—	2,192	$32,070	0.95%	—
2017	Lowest contract charge 1.30% Class IA	$16.50	—	—	—	30.43%
	Highest contract charge 1.70% Class IA	$15.96	—	—	—	29.86%
	All contract charges	—	1,833	$29,949	0.86%	—
2016	Lowest contract charge 1.30% Class IA	$12.65	—	—	—	0.64%
	Highest contract charge 1.70% Class IA	$12.29	—	—	—	0.24%
	All contract charges	—	1,611	$20,205	1.02%	—
2015	Lowest contract charge 1.30% Class IA	$12.57	—	—	—	(1.10)%
	Highest contract charge 1.70% Class IA	$12.26	—	—	—	(1.53)%
	All contract charges	—	1,570	$19,572	0.62%	—

EQ/MFS International Growth
2019	Lowest contract charge 0.30% Class IB	$14.56	—	—	—	26.83%
	Highest contract charge 1.70% Class IB	$22.28	—	—	—	25.10%
	All contract charges	—	2,083	$28,800	1.34%	—
2018	Lowest contract charge 0.30% Class IB	$11.48	—	—	—	(9.61)%
	Highest contract charge 1.70% Class IB	$17.81	—	—	—	(10.95)%
	All contract charges	—	1,679	$18,486	0.95%	—

FSA-245

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/MFS International Growth (Continued)
2017	Lowest contract charge 0.30% Class IB	$12.70	—	—	—	31.61%
	Highest contract charge 1.70% Class IB	$20.00	—	—	—	29.87%
	All contract charges	—	1,359	$17,271	0.86%	—
2016	Lowest contract charge 1.10% Class IB	$9.21	—	—	—	0.88%
	Highest contract charge 1.70% Class IB	$15.40	—	—	—	0.20%
	All contract charges	—	1,176	$11,810	1.02%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.13	—	—	—	(8.52)%
	Highest contract charge 1.70% Class IB	$15.37	—	—	—	(1.47)%
	All contract charges	—	973	$10,104	0.62%	—

EQ/MFS International Value(q)
2019	Lowest contract charge 0.30% Class IB	$16.10	—	—	—	25.49%
	Highest contract charge 1.70% Class IB	$21.59	—	—	—	23.72%
	All contract charges	—	12,771	$245,448	0.67%	—
2018	Lowest contract charge 0.30% Class IB(h)	$12.83	—	—	—	(4.40)%
	Highest contract charge 1.70% Class IB(h)	$17.45	—	—	—	(4.70)%
	All contract charges	—	13,493	$211,736	0.00%	—

EQ/MFS Mid Cap Focused Growth(r)
2019	Lowest contract charge 0.65% Class IB	$27.76	—	—	—	35.41%
	Highest contract charge 1.70% Class IB	$31.58	—	—	—	33.98%
	All contract charges	—	2,360	$76,772	0.02%	—
2018	Lowest contract charge 0.65% Class IB(h)	$20.50	—	—	—	(9.45)%
	Highest contract charge 1.70% Class IB(h)	$23.57	—	—	—	(9.62)%
	All contract charges	—	2,346	$56,849	0.01%	—

EQ/MFS Technology(s)
2019	Lowest contract charge 0.30% Class IB(h)	$12.04	—	—	—	35.43%
	Highest contract charge 1.70% Class IB	$40.91	—	—	—	33.52%
	All contract charges	—	1,299	$44,875	0.00%	—
2018	Lowest contract charge 1.10% Class IB(h)	$8.88	—	—	—	(11.11)%
	Highest contract charge 1.70% Class IB(h)	$30.64	—	—	—	(11.27)%
	All contract charges	—	1,068	$33,121	0.00%	—

EQ/MFS Utilities Series(t)
2019	Lowest contract charge 0.30% Class IB	$14.98	—	—	—	24.32%
	Highest contract charge 1.70% Class IB	$22.38	—	—	—	22.56%
	All contract charges	—	3,046	$61,085	2.88%	—
2018	Lowest contract charge 0.30% Class IB(h)	$12.05	—	—	—	(2.74)%
	Highest contract charge 1.70% Class IB(h)	$18.26	—	—	—	(2.98)%
	All contract charges	—	3,048	$50,223	0.50%	—

EQ/Mid Cap Index
2019	Lowest contract charge 1.30% Class IA	$28.65	—	—	—	23.76%
	Highest contract charge 1.70% Class IA	$27.50	—	—	—	23.26%
	All contract charges	—	2,421	$68,558	1.13%	—
2018	Lowest contract charge 1.30% Class IA	$23.15	—	—	—	(12.84)%
	Highest contract charge 1.70% Class IA	$22.31	—	—	—	(13.19)%
	All contract charges	—	2,513	$57,522	1.07%	—
2017	Lowest contract charge 1.30% Class IA	$26.56	—	—	—	13.94%
	Highest contract charge 1.70% Class IA	$25.70	—	—	—	13.52%
	All contract charges	—	2,519	$66,190	0.94%	—
2016	Lowest contract charge 1.30% Class IA	$23.31	—	—	—	18.38%
	Highest contract charge 1.70% Class IA	$22.64	—	—	—	17.86%
	All contract charges	—	2,625	$60,435	1.28%	—
2015	Lowest contract charge 1.30% Class IA	$19.69	—	—	—	(4.14)%
	Highest contract charge 1.70% Class IA	$19.21	—	—	—	(4.48)%
	All contract charges	—	1,883	$36,792	0.90%	—

FSA-246

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Mid Cap Index
2019	Lowest contract charge 0.30% Class IB	$16.49	—	—	—	25.02%
	Highest contract charge 1.25% Class IB	$15.54	—	—	—	23.82%
	All contract charges	—	2,467	$35,553	1.13%	—
2018	Lowest contract charge 0.30% Class IB	$13.19	—	—	—	(11.95)%
	Highest contract charge 1.25% Class IB	$12.55	—	—	—	(12.85)%
	All contract charges	—	2,116	$24,839	1.07%	—
2017	Lowest contract charge 0.30% Class IB	$14.98	—	—	—	15.14%
	Highest contract charge 1.25% Class IB	$14.40	—	—	—	14.10%
	All contract charges	—	1,603	$21,792	0.94%	—
2016	Lowest contract charge 0.30% Class IB	$13.01	—	—	—	19.58%
	Highest contract charge 1.25% Class IB	$12.62	—	—	—	18.39%
	All contract charges	—	1,206	$14,632	1.28%	—
2015	Lowest contract charge 0.30% Class IB	$10.88	—	—	—	(3.20)%
	Highest contract charge 1.25% Class IB	$10.66	—	—	—	(4.05)%
	All contract charges	—	958	$10,059	0.90%	—

EQ/Mid Cap Value Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$25.15	—	—	—	24.94%
	Highest contract charge 1.70% Class IA	$24.13	—	—	—	24.45%
	All contract charges	—	237	$5,910	1.39%	—
2018	Lowest contract charge 1.30% Class IA	$20.13	—	—	—	(14.41)%
	Highest contract charge 1.70% Class IA	$19.39	—	—	—	(14.81)%
	All contract charges	—	241	$4,819	1.21%	—
2017	Lowest contract charge 1.30% Class IA	$23.52	—	—	—	10.89%
	Highest contract charge 1.70% Class IA	$22.76	—	—	—	10.43%
	All contract charges	—	229	$5,338	1.07%	—
2016	Lowest contract charge 1.30% Class IA	$21.21	—	—	—	16.09%
	Highest contract charge 1.70% Class IA	$20.61	—	—	—	15.66%
	All contract charges	—	216	$4,560	1.36%	—
2015	Lowest contract charge 1.30% Class IA	$18.27	—	—	—	(4.79)%
	Highest contract charge 1.70% Class IA	$17.82	—	—	—	(5.16)%
	All contract charges	—	199	$3,604	0.85%	—

EQ/Mid Cap Value Managed Volatility
2019	Lowest contract charge 1.30% Class IB	$28.95	—	—	—	24.95%
	Highest contract charge 1.70% Class IB	$29.78	—	—	—	24.45%
	All contract charges	—	400	$11,435	1.39%	—
2018	Lowest contract charge 1.30% Class IB	$23.17	—	—	—	(14.41)%
	Highest contract charge 1.70% Class IB	$23.93	—	—	—	(14.78)%
	All contract charges	—	414	$9,486	1.21%	—
2017	Lowest contract charge 1.30% Class IB	$27.07	—	—	—	10.85%
	Highest contract charge 1.70% Class IB	$28.08	—	—	—	10.42%
	All contract charges	—	489	$13,131	1.07%	—
2016	Lowest contract charge 1.30% Class IB	$24.42	—	—	—	16.12%
	Highest contract charge 1.70% Class IB	$25.43	—	—	—	15.64%
	All contract charges	—	515	$12,477	1.36%	—
2015	Lowest contract charge 1.30% Class IB	$21.03	—	—	—	(4.76)%
	Highest contract charge 1.70% Class IB	$21.99	—	—	—	(5.17)%
	All contract charges	—	429	$8,993	0.85%	—

EQ/Moderate Allocation
2019	Lowest contract charge 1.30% Class A	$15.45	—	—	—	14.02%
	Highest contract charge 1.70% Class A	$14.83	—	—	—	13.55%
	All contract charges	—	6,697	$102,635	1.66%	—
2018	Lowest contract charge 1.30% Class A	$13.55	—	—	—	(6.03)%
	Highest contract charge 1.70% Class A	$13.06	—	—	—	(6.38)%
	All contract charges	—	7,282	$97,916	1.65%	—

FSA-247

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Moderate Allocation (Continued)
2017	Lowest contract charge 1.30% Class A	$14.42	—	—	—	9.66%
	Highest contract charge 1.70% Class A	$13.95	—	—	—	9.15%
	All contract charges	—	7,245	$103,678	1.29%	—
2016	Lowest contract charge 1.30% Class A	$13.15	—	—	—	3.95%
	Highest contract charge 1.70% Class A	$12.78	—	—	—	3.57%
	All contract charges	—	7,444	$97,273	0.97%	—
2015	Lowest contract charge 1.30% Class A	$12.65	—	—	—	(2.17)%
	Highest contract charge 1.70% Class A	$12.34	—	—	—	(2.53)%
	All contract charges	—	7,426	$93,368	0.93%	—

EQ/Moderate Allocation
2019	Lowest contract charge 1.10% Class B	$11.78	—	—	—	14.26%
	Highest contract charge 1.25% Class B	$12.34	—	—	—	14.15%
	All contract charges	—	6,196	$75,040	1.66%	—
2018	Lowest contract charge 1.10% Class B	$10.31	—	—	—	(5.84)%
	Highest contract charge 1.25% Class B	$10.81	—	—	—	(6.00)%
	All contract charges	—	5,157	$54,691	1.65%	—
2017	Lowest contract charge 1.10% Class B	$10.95	—	—	—	9.83%
	Highest contract charge 1.25% Class B	$11.50	—	—	—	9.63%
	All contract charges	—	3,892	$43,939	1.29%	—
2016	Lowest contract charge 1.10% Class B	$9.97	—	—	—	4.18%
	Highest contract charge 1.25% Class B	$10.49	—	—	—	4.07%
	All contract charges	—	3,079	$31,796	0.97%	—
2015	Lowest contract charge 1.10% Class B(c)	$9.57	—	—	—	(4.01)%
	Highest contract charge 1.25% Class B	$10.08	—	—	—	(2.14)%
	All contract charges	—	1,656	$16,584	0.93%	—

EQ/Moderate Growth Strategy
2019	Lowest contract charge 0.65% Class IB	$16.47	—	—	—	17.22%
	Highest contract charge 1.70% Class IB	$16.37	—	—	—	15.93%
	All contract charges	—	369,315	$6,327,553	1.50%	—
2018	Lowest contract charge 0.65% Class IB	$14.05	—	—	—	(5.77)%
	Highest contract charge 1.70% Class IB	$14.12	—	—	—	(6.74)%
	All contract charges	—	386,476	$5,690,464	1.18%	—
2017	Lowest contract charge 0.65% Class IB	$14.91	—	—	—	11.02%
	Highest contract charge 1.70% Class IB	$15.14	—	—	—	9.87%
	All contract charges	—	410,293	$6,460,092	1.40%	—
2016	Lowest contract charge 0.65% Class IB	$13.43	—	—	—	6.42%
	Highest contract charge 1.70% Class IB	$13.78	—	—	—	5.27%
	All contract charges	—	412,040	$5,886,347	0.93%	—
2015	Lowest contract charge 0.65% Class IB	$12.62	—	—	—	(1.48)%
	Highest contract charge 1.70% Class IB	$13.09	—	—	—	(2.46)%
	All contract charges	—	398,866	$5,398,722	1.10%	—

EQ/Moderate-Plus Allocation
2019	Lowest contract charge 1.30% Class A	$17.92	—	—	—	18.44%
	Highest contract charge 1.70% Class A	$17.19	—	—	—	17.90%
	All contract charges	—	1,695	$30,120	1.61%	—
2018	Lowest contract charge 1.30% Class A	$15.13	—	—	—	(8.02)%
	Highest contract charge 1.70% Class A	$14.58	—	—	—	(8.42)%
	All contract charges	—	2,039	$30,652	1.68%	—
2017	Lowest contract charge 1.30% Class A	$16.45	—	—	—	13.37%
	Highest contract charge 1.70% Class A	$15.92	—	—	—	12.99%
	All contract charges	—	2,208	$36,100	1.43%	—
2016	Lowest contract charge 1.30% Class A	$14.51	—	—	—	5.91%
	Highest contract charge 1.70% Class A	$14.09	—	—	—	5.39%
	All contract charges	—	2,447	$35,296	0.91%	—

FSA-248

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Moderate-Plus Allocation (Continued)
2015	Lowest contract charge 1.30% Class A	$13.70	—	—	—	(2.56)%
	Highest contract charge 1.70% Class A	$13.37	—	—	—	(2.90)%
	All contract charges	—	2,757	$37,605	0.93%	—

EQ/Moderate-Plus Allocation
2019	Lowest contract charge 1.10% Class B	$12.47	—	—	—	18.65%
	Highest contract charge 1.25% Class B	$13.36	—	—	—	18.44%
	All contract charges	—	3,029	$38,797	1.61%	—
2018	Lowest contract charge 1.10% Class B	$10.51	—	—	—	(7.89)%
	Highest contract charge 1.25% Class B	$11.28	—	—	—	(7.99)%
	All contract charges	—	2,433	$26,363	1.68%	—
2017	Lowest contract charge 1.10% Class B	$11.41	—	—	—	13.65%
	Highest contract charge 1.25% Class B	$12.26	—	—	—	13.41%
	All contract charges	—	1,846	$21,863	1.43%	—
2016	Lowest contract charge 1.10% Class B	$10.04	—	—	—	6.13%
	Highest contract charge 1.25% Class B	$10.81	—	—	—	5.98%
	All contract charges	—	1,404	$14,859	0.91%	—
2015	Lowest contract charge 1.10% Class B (c)	$9.46	—	—	—	(5.12)%
	Highest contract charge 1.25% Class B	$10.20	—	—	—	(2.49)%
	All contract charges	—	898	$9,049	0.93%	—

EQ/Money Market
2019	Lowest contract charge 0.65% Class IA	$9.72	—	—	—	0.83%
	Highest contract charge 1.70% Class IA	$8.69	—	—	—	(0.23)%
	All contract charges	—	7,933	$70,991	1.49%	—
2018	Lowest contract charge 0.65% Class IA	$9.64	—	—	—	0.63%
	Highest contract charge 1.70% Class IA	$8.71	—	—	—	(0.34)%
	All contract charges	—	6,784	$60,906	1.26%	—
2017	Lowest contract charge 0.65% Class IA	$9.58	—	—	—	(0.31)%
	Highest contract charge 1.70% Class IA	$8.74	—	—	—	(1.35)%
	All contract charges	—	6,813	$61,312	0.38%	—
2016	Lowest contract charge 0.65% Class IA	$9.61	—	—	—	(0.62)%
	Highest contract charge 1.70% Class IA	$8.86	—	—	—	(1.66)%
	All contract charges	—	9,468	$86,860	0.00%	—
2015	Lowest contract charge 0.65% Class IA	$9.67	—	—	—	(0.62)%
	Highest contract charge 1.70% Class IA	$9.01	—	—	—	(1.74)%
	All contract charges	—	8,253	$77,117	0.00%	—

EQ/Money Market
2019	Lowest contract charge 0.30% Class IB	$10.13	—	—	—	1.20%
	Highest contract charge 1.70% Class IB	$23.72	—	—	—	(0.21)%
	All contract charges	—	7,607	$75,089	1.49%	—
2018	Lowest contract charge 0.30% Class IB	$10.01	—	—	—	0.91%
	Highest contract charge 1.70% Class IB	$23.77	—	—	—	(0.46)%
	All contract charges	—	6,167	$60,610	1.26%	—
2017	Lowest contract charge 1.10% Class IB	$9.75	—	—	—	(0.71)%
	Highest contract charge 1.70% Class IB	$23.88	—	—	—	(1.32)%
	All contract charges	—	6,338	$62,447	0.38%	—
2016	Lowest contract charge 1.10% Class IB(c)	$9.82	—	—	—	(1.11)%
	Highest contract charge 1.70% Class IB	$24.20	—	—	—	(1.67)%
	All contract charges	—	6,688	$66,890	0.00%	—
2015	Lowest contract charge 0.30% Class IB	$9.93	—	—	—	(0.30)%
	Highest contract charge 1.70% Class IB	$24.61	—	—	—	(1.72)%
	All contract charges	—	5,965	$60,652	0.00%	—

FSA-249

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Oppenheimer Global
2019	Lowest contract charge 1.30% Class IA	$23.24	—	—	—	29.40%
	Highest contract charge 1.70% Class IA	$22.30	—	—	—	28.83%
	All contract charges	—	2,607	$59,980	0.35%	—
2018	Lowest contract charge 1.30% Class IA	$17.96	—	—	—	(14.60)%
	Highest contract charge 1.70% Class IA	$17.31	—	—	—	(14.94)%
	All contract charges	—	2,807	$49,903	0.35%	—
2017	Lowest contract charge 1.30% Class IA	$21.03	—	—	—	33.86%
	Highest contract charge 1.70% Class IA	$20.35	—	—	—	33.36%
	All contract charges	—	3,093	$64,193	0.60%	—
2016	Lowest contract charge 1.30% Class IA	$15.71	—	—	—	(1.26)%
	Highest contract charge 1.70% Class IA	$15.26	—	—	—	(1.68)%
	All contract charges	—	2,463	$38,345	0.82%	—
2015	Lowest contract charge 1.30% Class IA	$15.91	—	—	—	1.86%
	Highest contract charge 1.70% Class IA	$15.52	—	—	—	1.44%
	All contract charges	—	2,630	$41,513	0.28%	—

EQ/Oppenheimer Global
2019	Lowest contract charge 1.10% Class IB(c)	$13.84	—	—	—	29.71%
	Highest contract charge 1.70% Class IB	$19.92	—	—	—	28.85%
	All contract charges	—	1,892	$30,475	0.35%	—
2018	Lowest contract charge 0.30% Class IB	$12.57	—	—	—	(13.73)%
	Highest contract charge 1.70% Class IB	$15.46	—	—	—	(14.91)%
	All contract charges	—	1,748	$22,406	0.35%	—
2017	Lowest contract charge 0.30% Class IB	$14.57	—	—	—	35.16%
	Highest contract charge 1.70% Class IB	$18.17	—	—	—	33.31%
	All contract charges	—	1,311	$20,934	0.60%	—
2016	Lowest contract charge 0.30% Class IB	$10.78	—	—	—	(0.19)%
	Highest contract charge 1.70% Class IB	$13.63	—	—	—	(1.66)%
	All contract charges	—	1,253	$15,560	0.82%	—
2015	Lowest contract charge 0.30% Class IB	$10.80	—	—	—	2.86%
	Highest contract charge 1.70% Class IB	$13.86	—	—	—	1.39%
	All contract charges	—	1,058	$13,387	0.28%	—

EQ/PIMCO Global Real Return
2019	Lowest contract charge 1.10% Class IB	$11.04	—	—	—	6.98%
	Highest contract charge 1.70% Class IB	$10.72	—	—	—	6.35%
	All contract charges	—	2,586	$28,580	3.67%	—
2018	Lowest contract charge 1.10% Class IB	$10.32	—	—	—	(2.46)%
	Highest contract charge 1.70% Class IB	$10.08	—	—	—	(3.08)%
	All contract charges	—	2,403	$24,896	2.65%	—
2017	Lowest contract charge 1.10% Class IB	$10.58	—	—	—	1.83%
	Highest contract charge 1.70% Class IB	$10.40	—	—	—	1.17%
	All contract charges	—	1,985	$21,118	1.41%	—
2016	Lowest contract charge 1.10% Class IB	$10.39	—	—	—	9.02%
	Highest contract charge 1.70% Class IB	$10.28	—	—	—	8.44%
	All contract charges	—	1,311	$13,760	6.00%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.53	—	—	—	(3.54)%
	Highest contract charge 1.70% Class IB	$9.48	—	—	—	(4.05)%
	All contract charges	—	856	$8,251	1.54%	—

EQ/PIMCO Real Return(u)
2019	Lowest contract charge 1.30% Class IB	$12.01	—	—	—	6.95%
	Highest contract charge 1.70% Class IB	$11.53	—	—	—	6.56%
	All contract charges	—	3,844	$45,584	1.88%	—
2018	Lowest contract charge 1.30% Class IB(h)	$11.23	—	$—	—	0.18%
	Highest contract charge 1.70% Class IB(h)	$10.82	—	$—	—	0.09%
	All contract charges	$—	4,365	$48,416	0.46%	—

FSA-250

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/PIMCO Total Return(v)
2019	Lowest contract charge 0.30% Class IB	$11.81	—	—	—	8.25%
	Highest contract charge 1.70% Class IB	$12.25	—	—	—	6.80%
	All contract charges	—	15,772	$190,585	2.14%	—
2018	Lowest contract charge 0.30% Class IB(h)	$10.91	—	—	—	1.77%
	Highest contract charge 1.70% Class IB(h)	$11.47	—	—	—	1.41%
	All contract charges	—	14,521	$165,330	0.69%	—

EQ/PIMCO Ultra Short Bond
2019	Lowest contract charge 1.30% Class IA	$9.64	—	—	—	1.15%
	Highest contract charge 1.70% Class IA	$9.26	—	—	—	0.87%
	All contract charges	—	2,621	$25,026	2.32%	—
2018	Lowest contract charge 1.30% Class IA	$9.53	—	—	—	(0.31)%
	Highest contract charge 1.70% Class IA	$9.18	—	—	—	(0.76)%
	All contract charges	—	2,790	$26,335	2.40%	—
2017	Lowest contract charge 1.30% Class IA	$9.56	—	—	—	0.53%
	Highest contract charge 1.70% Class IA	$9.25	—	—	—	0.11%
	All contract charges	—	2,497	$23,664	1.27%	—
2016	Lowest contract charge 1.30% Class IA	$9.51	—	—	—	0.63%
	Highest contract charge 1.70% Class IA	$9.24	—	—	—	0.33%
	All contract charges	—	2,698	$25,429	1.05%	—
2015	Lowest contract charge 1.30% Class IA	$9.45	—	—	—	(1.56)%
	Highest contract charge 1.70% Class IA	$9.21	—	—	—	(2.02)%
	All contract charges	—	2,491	$23,337	0.51%	—

EQ/PIMCO Ultra Short Bond
2019	Lowest contract charge 0.30% Class IB	$10.51	—	—	—	2.24%
	Highest contract charge 1.70% Class IB	$9.91	—	—	—	0.81%
	All contract charges	—	1,832	$18,326	2.32%	—
2018	Lowest contract charge 1.10% Class IB	$10.04	—	—	—	(0.20)%
	Highest contract charge 1.70% Class IB	$9.83	—	—	—	(0.81)%
	All contract charges	—	1,866	$18,389	2.40%	—
2017	Lowest contract charge 1.10% Class IB	$10.06	—	—	—	0.80%
	Highest contract charge 1.70% Class IB	$9.91	—	—	—	0.20%
	All contract charges	—	950	$9,340	1.27%	—
2016	Lowest contract charge 1.10% Class IB	$9.98	—	—	—	0.91%
	Highest contract charge 1.70% Class IB	$9.89	—	—	—	0.30%
	All contract charges	—	755	$7,364	1.05%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.89	—	—	—	(1.10)%
	Highest contract charge 1.70% Class IB	$9.86	—	—	—	(1.99)%
	All contract charges	—	597	$5,742	0.51%	—

EQ/Quality Bond PLUS
2019	Lowest contract charge 1.30% Class IB	$11.32	—	—	—	4.33%
	Highest contract charge 1.70% Class IB	$15.64	—	—	—	3.85%
	All contract charges	—	2,133	$25,403	1.58%	—
2018	Lowest contract charge 1.30% Class IB	$10.85	—	—	—	(1.27)%
	Highest contract charge 1.70% Class IB	$15.06	—	—	—	(1.63)%
	All contract charges	—	2,247	$26,332	1.59%	—
2017	Lowest contract charge 1.30% Class IB	$10.99	—	—	—	0.09%
	Highest contract charge 1.70% Class IB	$15.31	—	—	—	(0.33)%
	All contract charges	—	2,455	$28,720	1.23%	—
2016	Lowest contract charge 1.30% Class IB	$10.98	—	—	—	(0.09)%
	Highest contract charge 1.70% Class IB	$15.36	—	—	—	(0.52)%
	All contract charges	—	2,276	$26,773	1.19%	—
2015	Lowest contract charge 1.30% Class IB	$10.99	—	—	—	(1.08)%
	Highest contract charge 1.70% Class IB	$15.44	—	—	—	(1.47)%
	All contract charges	—	2,274	$26,943	1.10%	—

FSA-251

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/Science and Technology(w)
2019	Lowest contract charge 0.30% Class IB	$20.09	—	—	—	46.22%
	Highest contract charge 1.70% Class IB	$35.46	—	—	—	44.20%
	All contract charges	—	3,784	$111,496	0.01%	—
2018	Lowest contract charge 0.30% Class IB(h)	$13.74	—	—	—	(11.87)%
	Highest contract charge 1.70% Class IB(h)	$24.59	—	—	—	(12.08)%
	All contract charges	—	3,780	$78,636	0.00%	—

EQ/Small Company Index
2019	Lowest contract charge 1.30% Class IA	$27.80	—	—	—	23.61%
	Highest contract charge 1.70% Class IA	$26.68	—	—	—	23.12%
	All contract charges	—	1,704	$46,820	1.12%	—
2018	Lowest contract charge 1.30% Class IA	$22.49	—	—	—	(12.49)%
	Highest contract charge 1.70% Class IA	$21.67	—	—	—	(12.83)%
	All contract charges	—	2,007	$44,509	1.04%	—
2017	Lowest contract charge 1.30% Class IA	$25.70	—	—	—	12.52%
	Highest contract charge 1.70% Class IA	$24.86	—	—	—	12.08%
	All contract charges	—	1,766	$44,885	1.07%	—
2016	Lowest contract charge 1.30% Class IA	$22.84	—	—	—	18.96%
	Highest contract charge 1.70% Class IA	$22.18	—	—	—	18.48%
	All contract charges	—	1,959	$44,158	1.42%	—
2015	Lowest contract charge 1.30% Class IA	$19.20	—	—	—	(5.79)%
	Highest contract charge 1.70% Class IA	$18.72	—	—	—	(6.21)%
	All contract charges	—	1,291	$24,592	0.89%	—

EQ/Small Company Index
2019	Lowest contract charge 0.30% Class IB	$15.57	—	—	—	24.86%
	Highest contract charge 1.25% Class IB	$14.67	—	—	—	23.59%
	All contract charges	—	1,614	$22,474	1.12%	—
2018	Lowest contract charge 0.30% Class IB	$12.47	—	—	—	(11.56)%
	Highest contract charge 1.25% Class IB	$11.87	—	—	—	(12.40)%
	All contract charges	—	1,325	$14,966	1.04%	—
2017	Lowest contract charge 0.30% Class IB	$14.10	—	—	—	13.62%
	Highest contract charge 1.25% Class IB	$13.55	—	—	—	12.54%
	All contract charges	—	1,204	$15,721	1.07%	—
2016	Lowest contract charge 0.30% Class IB	$12.41	—	—	—	20.25%
	Highest contract charge 1.25% Class IB	$12.04	—	—	—	19.09%
	All contract charges	—	927	$10,907	1.42%	—
2015	Lowest contract charge 0.30% Class IB	$10.32	—	—	—	(4.88)%
	Highest contract charge 1.25% Class IB	$10.11	—	—	—	(5.78)%
	All contract charges	—	501	$5,003	0.89%	—

EQ/T. Rowe Price Growth Stock
2019	Lowest contract charge 1.30% Class IA	$35.67	—	—	—	29.43%
	Highest contract charge 1.70% Class IA	$34.23	—	—	—	28.88%
	All contract charges	—	5,716	$201,496	0.00%	—
2018	Lowest contract charge 1.30% Class IA	$27.56	—	—	—	(2.92)%
	Highest contract charge 1.70% Class IA	$26.56	—	—	—	(3.31)%
	All contract charges	—	5,477	$149,506	0.00%	—
2017	Lowest contract charge 1.30% Class IA	$28.39	—	—	—	31.68%
	Highest contract charge 1.70% Class IA	$27.47	—	—	—	31.12%
	All contract charges	—	5,607	$157,447	0.00%	—
2016	Lowest contract charge 0.65% Class IA	$19.20	—	—	—	0.68%
	Highest contract charge 1.70% Class IA	$20.95	—	—	—	(0.38)%
	All contract charges	—	4,834	$103,341	0.00%	—
2015	Lowest contract charge 0.65% Class IA	$19.07	—	—	—	9.53%
	Highest contract charge 1.70% Class IA	$21.03	—	—	—	8.35%
	All contract charges	—	4,505	$96,324	0.00%	—

FSA-252

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/T. Rowe Price Growth Stock
2019	Lowest contract charge 0.30% Class IB	$21.49	—	—	—	30.72%
	Highest contract charge 1.70% Class IB	$42.74	—	—	—	28.85%
	All contract charges	—	4,790	$92,450	0.00%
2018	Lowest contract charge 0.30% Class IB	$16.44	—	—	—	(1.91)%
	Highest contract charge 1.70% Class IB	$33.17	—	—	—	(3.29)%
	All contract charges	—	4,149	$63,551	0.00%
2017	Lowest contract charge 0.30% Class IB	$16.76	—	—	—	32.91%
	Highest contract charge 1.70% Class IB	$34.30	—	—	—	31.12%
	All contract charges	—	3,322	$55,656	0.00%
2016	Lowest contract charge 1.10% Class IB	$10.18	—	—	—	0.20%
	Highest contract charge 1.70% Class IB	$26.16	—	—	—	(0.38)%
	All contract charges	—	2,738	$37,437	0.00%
2015	Lowest contract charge 1.10% Class IB(c)	$10.16	—	—	—	1.50%
	Highest contract charge 1.70% Class IB	$26.26	—	—	—	8.38%
	All contract charges	—	2,064	$29,276	0.00%	—

EQ/T. Rowe Price Health Sciences(x)
2019	Lowest contract charge 0.30% Class IB	$22.40	—	—	—	27.93%
	Highest contract charge 1.70% Class IB	$48.21	—	—	—	26.14%
	All contract charges	—	5,251	$174,142	0.00%	—
2018	Lowest contract charge 0.30% Class IB(h)	$17.51	—	—	—	(9.51)%
	Highest contract charge 1.70% Class IB(h)	$38.22	—	—	—	(9.75)%
	All contract charges	—	5,303	$145,114	0.00%	—

EQ/Templeton Global Equity Managed Volatility
2019	Lowest contract charge 1.30% Class IA	$17.96	—	—	—	19.41%
	Highest contract charge 1.70% Class IA	$17.23	—	—	—	18.91%
	All contract charges	—	136	$2,406	1.80%	—
2018	Lowest contract charge 1.30% Class IA	$15.04	—	—	—	(13.36)%
	Highest contract charge 1.70% Class IA	$14.49	—	—	—	(13.75)%
	All contract charges	—	165	$2,449	2.74%	—
2017	Lowest contract charge 1.30% Class IA	$17.36	—	—	—	19.72%
	Highest contract charge 1.70% Class IA	$16.80	—	—	—	19.23%
	All contract charges	—	190	$3,264	1.38%	—
2016	Lowest contract charge 1.30% Class IA	$14.50	—	—	—	3.87%
	Highest contract charge 1.70% Class IA	$14.09	—	—	—	3.53%
	All contract charges	—	210	$3,005	0.69%	—
2015	Lowest contract charge 1.30% Class IA	$13.96	—	—	—	(3.86)%
	Highest contract charge 1.70% Class IA	$13.61	—	—	—	(4.29)%
	All contract charges	—	236	$3,279	0.00%	—

EQ/Templeton Global Equity Managed Volatility
2019	Lowest contract charge 0.30% Class IB	$13.49	—	—	—	20.55%
	Highest contract charge 1.70% Class IB	$13.52	—	—	—	18.91%
	All contract charges	—	1,009	$13,694	1.80%	—
2018	Lowest contract charge 0.30% Class IB	$11.19	—	—	—	(12.44)%
	Highest contract charge 1.70% Class IB	$11.37	—	—	—	(13.73)%
	All contract charges	—	1,017	$11,610	2.74%	—
2017	Lowest contract charge 0.30% Class IB	$12.78	—	—	—	20.91%
	Highest contract charge 1.70% Class IB	$13.18	—	—	—	19.17%
	All contract charges	—	1,160	$15,399	1.38%	—
2016	Lowest contract charge 0.30% Class IB	$10.57	—	—	—	4.97%
	Highest contract charge 1.70% Class IB	$11.06	—	—	—	3.56%
	All contract charges	—	1,265	$14,084	0.69%	—
2015	Lowest contract charge 0.30% Class IB	$10.07	—	—	—	(2.89)%
	Highest contract charge 1.70% Class IB	$10.68	—	—	—	(4.30)%
	All contract charges	—	1,295	$13,927	0.00%	—

FSA-253

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

EQ/UBS Growth & Income
2019	Lowest contract charge 1.30% Class IB	$5.01	—	—	—	35.04%
	Highest contract charge 1.70% Class IB	$11.72	—	—	—	34.56%
	All contract charges	—	905	$7,035	0.47%	—
2018	Lowest contract charge 1.30% Class IB	$3.71	—	—	—	(14.71)%
	Highest contract charge 1.70% Class IB	$8.71	—	—	—	(14.94)%
	All contract charges	—	1,007	$5,776	0.33%	—
2017	Lowest contract charge 1.30% Class IB	$4.35	—	—	—	19.83%
	Highest contract charge 1.70% Class IB	$10.24	—	—	—	19.21%
	All contract charges	—	1,146	$7,925	0.27%	—
2016	Lowest contract charge 1.30% Class IB	$3.63	—	—	—	8.68%
	Highest contract charge 1.70% Class IB	$8.59	—	—	—	8.32%
	All contract charges	—	1,209	$7,215	0.86%	—
2015	Lowest contract charge 1.30% Class IB	$3.34	—	—	—	(2.62)%
	Highest contract charge 1.70% Class IB	$7.93	—	—	—	(3.06)%
	All contract charges	—	1,120	$6,412	0.63%	—

EQ/Ultra Conservative Strategy
2019	Lowest contract charge 1.30% Class IB	$10.46	—	—	—	4.70%
	Highest contract charge 1.70% Class IB	$10.12	—	—	—	4.33%
	All contract charges	—	45,022	$464,435	0.92%	—
2018	Lowest contract charge 1.30% Class IB	$9.99	—	—	—	(1.67)%
	Highest contract charge 1.70% Class IB	$9.70	—	—	—	(2.12)%
	All contract charges	—	109,223	$1,079,622	2.70%	—
2017	Lowest contract charge 1.30% Class IB	$10.16	—	—	—	0.59%
	Highest contract charge 1.70% Class IB	$9.91	—	—	—	0.20%
	All contract charges	—	13,061	$131,233	0.56%	—
2016	Lowest contract charge 1.30% Class IB	$10.10	—	—	—	0.10%
	Highest contract charge 1.70% Class IB	$9.89	—	—	—	(0.30)%
	All contract charges	—	23,917	$239,324	0.22%	—
2015	Lowest contract charge 1.30% Class IB	$10.09	—	—	—	(1.37)%
	Highest contract charge 1.70% Class IB	$9.92	—	—	—	(1.68)%
	All contract charges	—	4,601	$46,148	1.60%	—

EQ/Wellington Energy(y)
2019	Lowest contract charge 0.30% Class IB(h)	$5.19	—	—	—	0.78%
	Highest contract charge 1.70% Class IB	$6.79	—	—	—	(0.73)%
	All contract charges	—	3,202	$20,682	0.91%	—
2018	Lowest contract charge 1.10% Class IB(h)	$5.23	—	—	—	(31.63)%
	Highest contract charge 1.70% Class IB(h)	$6.84	—	—	—	(31.67)%
	All contract charges	—	3,248	$21,298	0.11%	—

Federated High Income Bond Fund II
2019	Lowest contract charge 0.30% Service Class	$13.27	—	—	—	13.81%
	Highest contract charge 1.25% Service Class	$12.51	—	—	—	12.70%
	All contract charges	—	2,216	$27,227	5.43%	—
2018	Lowest contract charge 0.30% Service Class	$11.66	—	—	—	(3.72)%
	Highest contract charge 1.25% Service Class	$11.10	—	—	—	(4.64)%
	All contract charges	—	1,856	$20,290	7.29%	—
2017	Lowest contract charge 0.30% Service Class	$12.11	—	—	—	6.23%
	Highest contract charge 1.25% Service Class	$11.64	—	—	—	5.24%
	All contract charges	—	1,670	$19,170	5.96%	—
2016	Lowest contract charge 0.30% Service Class	$11.40	—	—	—	14.23%
	Highest contract charge 1.25% Service Class	$11.06	—	—	—	13.09%
	All contract charges	—	1,353	$14,777	5.05%	—
2015	Lowest contract charge 0.30% Service Class	$9.98	—	—	—	(3.01)%
	Highest contract charge 1.25% Service Class	$9.78	—	—	—	(3.93)%
	All contract charges	—	950	$9,245	4.48%	—

FSA-254

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Federated Kaufmann Fund II
2019	Lowest contract charge 0.30% Service Class	$22.09	—	—	—	33.07%
	Highest contract charge 1.25% Service Class	$20.83	—	—	—	31.84%
	All contract charges	—	1,192	$21,657	0.00%	—
2018	Lowest contract charge 0.30% Service Class	$16.60	—	—	—	3.30%
	Highest contract charge 1.25% Service Class	$15.80	—	—	—	2.33%
	All contract charges	—	877	$12,343	0.00%	—
2017	Lowest contract charge 0.30% Service Class	$16.07	—	—	—	27.54%
	Highest contract charge 1.25% Service Class	$15.44	—	—	—	26.35%
	All contract charges	—	517	$7,249	0.00%	—
2016	Lowest contract charge 0.30% Service Class	$12.60	—	—	—	3.11%
	Highest contract charge 1.25% Service Class	$12.22	—	—	—	2.09%
	All contract charges	—	369	$4,196	0.00%	—
2015	Lowest contract charge 0.30% Service Class	$12.22	—	—	—	5.89%
	Highest contract charge 1.25% Service Class	$11.97	—	—	—	4.82%
	All contract charges	—	309	$3,575	0.00%	—

Fidelity® VIP Asset Manager: Growth Portfolio
2019	Lowest contract charge 1.30% Service Class 2	$19.77	—	—	—	20.92%
	Highest contract charge 1.70% Service Class 2	$18.97	—	—	—	20.37%
	All contract charges	—	34	$664	1.33%	—
2018	Lowest contract charge 1.30% Service Class 2	$16.35	—	—	—	(9.07)%
	Highest contract charge 1.70% Service Class 2	$15.76	—	—	—	(9.43)%
	All contract charges	—	36	$596	1.05%	—
2017	Lowest contract charge 1.30% Service Class 2	$17.98	—	—	—	16.91%
	Highest contract charge 1.70% Service Class 2	$17.40	—	—	—	16.47%
	All contract charges	—	51	$908	1.12%	—
2016	Lowest contract charge 1.30% Service Class 2	$15.38	—	—	—	0.85%
	Highest contract charge 1.70% Service Class 2	$14.94	—	—	—	0.47%
	All contract charges	—	49	$742	1.07%	—
2015	Lowest contract charge 1.30% Service Class 2	$15.25	—	—	—	(1.49)%
	Highest contract charge 1.70% Service Class 2	$14.87	—	—	—	(1.91)%
	All contract charges	—	59	$894	0.95%	—

Fidelity® VIP Freedom 2015 Portfolio
2019	Lowest contract charge 1.30% Service Class 2	$15.57	—	—	—	16.45%
	Highest contract charge 1.70% Service Class 2	$15.01	—	—	—	15.91%
	All contract charges	—	39	$587	2.10%	—
2018	Lowest contract charge 1.30% Service Class 2	$13.37	—	—	—	(6.50)%
	Highest contract charge 1.70% Service Class 2	$12.95	—	—	—	(6.90)%
	All contract charges	—	33	$434	1.21%	—
2017	Lowest contract charge 1.30% Service Class 2	$14.30	—	—	—	13.31%
	Highest contract charge 1.70% Service Class 2	$13.91	—	—	—	12.91%
	All contract charges	—	69	$975	1.35%	—
2016	Lowest contract charge 1.30% Service Class 2	$12.62	—	—	—	4.21%
	Highest contract charge 1.70% Service Class 2	$12.32	—	—	—	3.79%
	All contract charges	—	47	$598	1.09%	—
2015	Lowest contract charge 1.30% Service Class 2	$12.11	—	—	—	(1.78)%
	Highest contract charge 1.70% Service Class 2	$11.87	—	—	—	(2.22)%
	All contract charges	—	60	$717	1.52%	—

Fidelity® VIP Freedom 2020 Portfolio
2019	Lowest contract charge 1.30% Service Class 2	$16.13	—	—	—	18.34%
	Highest contract charge 1.70% Service Class 2	$15.56	—	—	—	17.88%
	All contract charges	—	83	$1,328	1.66%	—
2018	Lowest contract charge 1.30% Service Class 2	$13.63	—	—	—	(7.34)%
	Highest contract charge 1.70% Service Class 2	$13.20	—	—	—	(7.69)%
	All contract charges	—	100	$1,355	1.35%	—

FSA-255

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Fidelity® VIP Freedom 2020 Portfolio (Continued)
2017	Lowest contract charge 1.30% Service Class 2	$14.71	—	—	—	14.74%
	Highest contract charge 1.70% Service Class 2	$14.30	—	—	—	14.31%
	All contract charges	—	84	$1,227	1.36%	—
2016	Lowest contract charge 1.30% Service Class 2	$12.82	—	—	—	4.48%
	Highest contract charge 1.70% Service Class 2	$12.51	—	—	—	3.99%
	All contract charges	—	82	$1,045	1.14%	—
2015	Lowest contract charge 1.30% Service Class 2	$12.27	—	—	—	(1.76)%
	Highest contract charge 1.70% Service Class 2	$12.03	—	—	—	(2.20)%
	All contract charges	—	95	$1,162	2.06%	—

Fidelity® VIP Freedom 2025 Portfolio
2019	Lowest contract charge 1.30% Service Class 2	$17.04	—	—	—	19.92%
	Highest contract charge 1.65% Service Class 2	$16.51	—	—	—	19.55%
	All contract charges	—	94	$1,581	1.75%	—
2018	Lowest contract charge 1.30% Service Class 2	$14.21	—	—	—	(7.97)%
	Highest contract charge 1.65% Service Class 2	$13.81	—	—	—	(8.36)%
	All contract charges	—	105	$1,487	1.34%	—
2017	Lowest contract charge 1.30% Service Class 2	$15.44	—	—	—	16.00%
	Highest contract charge 1.65% Service Class 2	$15.07	—	—	—	15.66%
	All contract charges	—	89	$1,367	1.26%	—
2016	Lowest contract charge 1.30% Service Class 2	$13.31	—	—	—	4.64%
	Highest contract charge 1.65% Service Class 2	$13.03	—	—	—	4.24%
	All contract charges	—	92	$1,210	1.40%	—
2015	Lowest contract charge 1.30% Service Class 2	$12.72	—	—	—	(1.78)%
	Highest contract charge 1.65% Service Class 2	$12.50	—	—	—	(2.11)%
	All contract charges	—	78	$981	1.61%	—

Fidelity® VIP Freedom 2030 Portfolio
2019	Lowest contract charge 1.30% Service Class 2	$17.83	—	—	—	22.46%
	Highest contract charge 1.70% Service Class 2	$17.20	—	—	—	21.99%
	All contract charges	—	61	$1,069	2.03%	—
2018	Lowest contract charge 1.30% Service Class 2	$14.56	—	—	—	(9.23)%
	Highest contract charge 1.70% Service Class 2	$14.10	—	—	—	(9.62)%
	All contract charges	—	56	$808	1.14%	—
2017	Lowest contract charge 1.30% Service Class 2	$16.04	—	—	—	19.08%
	Highest contract charge 1.70% Service Class 2	$15.60	—	—	—	18.63%
	All contract charges	—	62	$1,002	1.13%	—
2016	Lowest contract charge 1.30% Service Class 2	$13.47	—	—	—	4.99%
	Highest contract charge 1.70% Service Class 2	$13.15	—	—	—	4.61%
	All contract charges	—	66	$895	1.26%	—
2015	Lowest contract charge 1.30% Service Class 2	$12.83	—	—	—	(1.76)%
	Highest contract charge 1.70% Service Class 2	$12.57	—	—	—	(2.26)%
	All contract charges	—	65	$839	1.45%	—

Fidelity® VIP Mid Cap Portfolio
2019	Lowest contract charge 0.30% Service Class 2	$15.28	—	—	—	22.83%
	Highest contract charge 1.70% Service Class 2	$22.58	—	—	—	21.07%
	All contract charges	—	4,465	$87,622	0.68%	—
2018	Lowest contract charge 0.30% Service Class 2	$12.44	—	—	—	(15.03)%
	Highest contract charge 1.70% Service Class 2	$18.65	—	—	—	(16.22)%
	All contract charges	—	4,423	$73,124	0.40%	—
2017	Lowest contract charge 0.30% Service Class 2	$14.64	—	—	—	20.20%
	Highest contract charge 1.70% Service Class 2	$22.26	—	—	—	18.53%
	All contract charges	—	4,323	$87,138	0.50%	—
2016	Lowest contract charge 0.30% Service Class 2	$12.18	—	—	—	11.54%
	Highest contract charge 1.70% Service Class 2	$18.78	—	—	—	10.02%
	All contract charges	—	3,955	$68,757	0.33%	—

FSA-256

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Fidelity® VIP Mid Cap Portfolio (Continued)
2015	Lowest contract charge 0.30% Service Class 2	$10.92	—	—	—	(1.89)%
	Highest contract charge 1.70% Service Class 2	$17.07	—	—	—	(3.34)%
	All contract charges	—	3,700	$59,517	0.28%	—

Fidelity® VIP Strategic Income Portfolio
2019	Lowest contract charge 0.30% Service Class 2	$12.38	—	—	—	10.34%
	Highest contract charge 1.70% Service Class 2	$13.57	—	—	—	8.82%
	All contract charges	—	11,774	$151,336	3.30%	—
2018	Lowest contract charge 0.30% Service Class 2	$11.22	—	—	—	(3.19)%
	Highest contract charge 1.70% Service Class 2	$12.47	—	—	—	(4.52)%
	All contract charges	—	10,478	$124,541	3.74%	—
2017	Lowest contract charge 0.30% Service Class 2	$11.59	—	—	—	7.31%
	Highest contract charge 1.70% Service Class 2	$13.06	—	—	—	5.75%
	All contract charges	—	9,253	$116,085	3.27%	—
2016	Lowest contract charge 0.30% Service Class 2	$10.80	—	—	—	7.68%
	Highest contract charge 1.70% Service Class 2	$12.35	—	—	—	6.19%
	All contract charges	—	7,661	$91,574	3.83%	—
2015	Lowest contract charge 0.30% Service Class 2	$10.03	—	—	—	(2.24)%
	Highest contract charge 1.70% Service Class 2	$11.63	—	—	—	(3.65)%
	All contract charges	—	6,084	$68,880	2.91%	—

First Trust Multi Income Allocation Portfolio
2019	Lowest contract charge 1.10% Class I	$11.61	—	—	—	15.06%
	Highest contract charge 1.70% Class I	$11.60	—	—	—	14.40%
	All contract charges	—	519	$6,111	2.63%	—
2018	Lowest contract charge 1.10% Class I	$10.09	—	—	—	(5.44)%
	Highest contract charge 1.70% Class I	$10.14	—	—	—	(6.11)%
	All contract charges	—	396	$4,068	2.30%	—
2017	Lowest contract charge 1.10% Class I	$10.67	—	—	—	4.81%
	Highest contract charge 1.70% Class I	$10.80	—	—	—	4.25%
	All contract charges	—	368	$4,001	2.83%	—
2016	Lowest contract charge 1.10% Class I	$10.18	—	—	—	8.07%
	Highest contract charge 1.70% Class I	$10.36	—	—	—	7.47%
	All contract charges	—	274	$2,852	2.29%	—
2015	Lowest contract charge 1.10% Class I(c)	$9.42	—	—	—	(5.23)%
	Highest contract charge 1.70% Class I	$9.64	—	—	—	(4.84)%
	All contract charges	—	235	$2,284	2.74%	—

First Trust/Dow Jones Dividend & Income Allocation Portfolio
2019	Lowest contract charge 0.30% Class I	$15.98	—	—	—	20.42%
	Highest contract charge 1.70% Class I	$16.55	—	—	—	18.72%
	All contract charges	—	4,007	$63,555	1.63%	—
2018	Lowest contract charge 0.30% Class I	$13.27	—	—	—	(5.21)%
	Highest contract charge 1.70% Class I	$13.94	—	—	—	(6.51)%
	All contract charges	—	3,488	$46,896	1.54%	—
2017	Lowest contract charge 1.10% Class I	$12.13	—	—	—	12.31%
	Highest contract charge 1.70% Class I	$14.91	—	—	—	11.52%
	All contract charges	—	3,503	$50,335	1.34%	—
2016	Lowest contract charge 1.10% Class I	$10.80	—	—	—	10.43%
	Highest contract charge 1.70% Class I	$13.37	—	—	—	9.86%
	All contract charges	—	2,929	$38,062	1.13%	—
2015	Lowest contract charge 1.10% Class I(c)	$9.78	—	—	—	(1.91)%
	Highest contract charge 1.70% Class I	$12.17	—	—	—	(1.62)%
	All contract charges	—	1,665	$19,927	2.64%	—

FSA-257

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Franklin Allocation VIP Fund
2019	Lowest contract charge 1.10% Class 2	$11.72	—	—	—	18.50%
	Highest contract charge 1.70% Class 2	$16.87	—	—	—	17.81%
	All contract charges	—	1,404	$21,389	4.04%	—
2018	Lowest contract charge 1.10% Class 2	$9.89	—	—	—	(10.58)%
	Highest contract charge 1.70% Class 2	$14.32	—	—	—	(11.17)%
	All contract charges	—	2,184	$29,693	3.00%	—
2017	Lowest contract charge 1.10% Class 2(c)	$11.06	—	—	—	10.71%
	Highest contract charge 1.70% Class 2	$16.12	—	—	—	10.03%
	All contract charges	—	1,402	$21,003	2.68%	—
2016	Lowest contract charge 0.65% Class 2	$14.87	—	—	—	12.40%
	Highest contract charge 1.70% Class 2	$14.65	—	—	—	11.32%
	All contract charges	—	1,369	$18,653	3.98%	—
2015	Lowest contract charge 0.65% Class 2	$13.23	—	—	—	(6.83)%
	Highest contract charge 1.70% Class 2	$13.16	—	—	—	(7.84)%
	All contract charges	—	1,405	$17,143	2.85%	—

Franklin Income VIP Fund
2019	Lowest contract charge 0.30% Class 2	$13.50	—	—	—	15.68%
	Highest contract charge 1.70% Class 2	$16.47	—	—	—	14.06%
	All contract charges	—	7,211	$104,757	5.39%	—
2018	Lowest contract charge 0.30% Class 2	$11.67	—	—	—	(4.58)%
	Highest contract charge 1.70% Class 2	$14.44	—	—	—	(5.93)%
	All contract charges	—	6,763	$87,447	4.78%	—
2017	Lowest contract charge 0.30% Class 2	$12.23	—	—	—	9.39%
	Highest contract charge 1.70% Class 2	$15.35	—	—	—	7.79%
	All contract charges	—	6,702	$92,902	4.12%	—
2016	Lowest contract charge 0.65% Class 2	$14.18	—	—	—	13.26%
	Highest contract charge 1.70% Class 2	$14.24	—	—	—	12.13%
	All contract charges	—	6,365	$82,729	4.86%	—
2015	Lowest contract charge 0.65% Class 2	$12.52	—	—	—	(7.60)%
	Highest contract charge 1.70% Class 2	$12.70	—	—	—	(8.63)%
	All contract charges	—	6,154	$72,293	4.74%	—

Franklin Mutual Shares VIP Fund
2019	Lowest contract charge 1.10% Class 2	$12.10	—	—	—	21.24%
	Highest contract charge 1.70% Class 2	$18.97	—	—	—	20.52%
	All contract charges	—	730	$12,458	1.83%	—
2018	Lowest contract charge 1.10% Class 2	$9.98	—	—	—	(10.09)%
	Highest contract charge 1.70% Class 2	$15.74	—	—	—	(10.67)%
	All contract charges	—	767	$11,180	2.34%	—
2017	Lowest contract charge 1.10% Class 2	$11.10	—	—	—	7.14%
	Highest contract charge 1.70% Class 2	$17.62	—	—	—	6.53%
	All contract charges	—	877	$14,585	2.25%	—
2016	Lowest contract charge 1.10% Class 2	$10.36	—	—	—	14.86%
	Highest contract charge 1.70% Class 2	$16.54	—	—	—	14.07%
	All contract charges	—	858	$13,696	2.06%	—
2015	Lowest contract charge 1.10% Class 2(c)	$9.02	—	—	—	(9.71)%
	Highest contract charge 1.70% Class 2	$14.50	—	—	—	(6.51)%
	All contract charges	—	898	$12,751	3.14%	—

Guggenheim VIF Global Managed Futures Strategy Fund
2019	Lowest contract charge 0.30% Common Shares	$10.31	—	—	—	7.85%
	Highest contract charge 1.70% Common Shares	$7.15	—	—	—	6.24%
	All contract charges	—	320	$2,733	0.87%	—
2018	Lowest contract charge 0.30% Common Shares	$9.56	—	—	—	(9.30)%
	Highest contract charge 1.70% Common Shares	$6.73	—	—	—	(10.51)%
	All contract charges	—	347	$2,773	0.00%	—

FSA-258

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Guggenheim VIF Global Managed Futures Strategy Fund (Continued)
2017	Lowest contract charge 0.30% Common Shares	$10.54	—	—	—	8.44%
	Highest contract charge 1.70% Common Shares	$7.52	—	—	—	6.82%
	All contract charges	—	323	$2,866	1.44%	—
2016	Lowest contract charge 0.30% Common Shares	$9.72	—	—	—	(15.03)%
	Highest contract charge 1.70% Common Shares	$7.04	—	—	—	(16.19)%
	All contract charges	—	292	$2,432	3.96%	—
2015	Lowest contract charge 1.10% Common Shares(c)	$9.28	—	—	—	(5.50)%
	Highest contract charge 1.70% Common Shares	$8.40	—	—	—	(3.23)%
	All contract charges	—	206	$2,030	2.39%	—

Guggenheim VIF Multi-Hedge Strategies Fund
2019	Lowest contract charge 1.30% Common Shares	$9.57	—	—	—	3.57%
	Highest contract charge 1.70% Common Shares	$9.23	—	—	—	3.13%
	All contract charges	—	57	$544	2.39%	—
2018	Lowest contract charge 1.30% Common Shares	$9.24	—	—	—	(6.29)%
	Highest contract charge 1.70% Common Shares	$8.95	—	—	—	(6.67)%
	All contract charges	—	68	$620	0.00%	—
2017	Lowest contract charge 1.30% Common Shares	$9.86	—	—	—	2.39%
	Highest contract charge 1.70% Common Shares	$9.59	—	—	—	1.91%
	All contract charges	—	70	$686	0.00%	—
2016	Lowest contract charge 1.30% Common Shares	$9.63	—	—	—	(1.83)%
	Highest contract charge 1.70% Common Shares	$9.41	—	—	—	(2.18)%
	All contract charges	—	92	$882	0.10%	—
2015	Lowest contract charge 1.30% Common Shares	$9.81	—	—	—	0.51%
	Highest contract charge 1.70% Common Shares	$9.62	—	—	—	0.21%
	All contract charges	—	93	$901	0.66%	—

Hartford Capital Appreciation HLS Fund
2019	Lowest contract charge 1.10% Class IC(c)	$13.91	—	—	—	29.16%
	Highest contract charge 1.70% Class IC	$14.40	—	—	—	28.46%
	All contract charges	—	1,400	$20,412	0.95%	—
2018	Lowest contract charge 0.30% Class IC	$11.96	—	—	—	(7.72)%
	Highest contract charge 1.70% Class IC	$11.21	—	—	—	(9.01)%
	All contract charges	—	1,479	$16,715	0.45%	—
2017	Lowest contract charge 0.30% Class IC	$12.96	—	—	—	21.12%
	Highest contract charge 1.70% Class IC	$12.32	—	—	—	19.38%
	All contract charges	—	1,420	$17,578	0.73%	—
2016	Lowest contract charge 0.30% Class IC	$10.70	—	—	—	4.70%
	Highest contract charge 1.70% Class IC	$10.32	—	—	—	3.30%
	All contract charges	—	1,214	$12,577	0.74%	—
2015	Lowest contract charge 0.30% Class IC	$10.22	—	—	—	0.20%
	Highest contract charge 1.70% Class IC	$9.99	—	—	—	(1.19)%
	All contract charges	—	977	$9,786	0.97%	—

Hartford Growth Opportunities HLS Fund
2019	Lowest contract charge 0.30% Class IC	$19.88	—	—	—	29.68%
	Highest contract charge 1.70% Class IC	$18.38	—	—	—	27.82%
	All contract charges	—	2,913	$52,514	0.00%	—
2018	Lowest contract charge 1.10% Class IC	$12.58	—	—	—	(1.02)%
	Highest contract charge 1.70% Class IC	$14.38	—	—	—	(1.64)%
	All contract charges	—	2,559	$36,325	0.00%	—
2017	Lowest contract charge 1.10% Class IC(c)	$12.71	—	—	—	28.38%
	Highest contract charge 1.70% Class IC	$14.62	—	—	—	27.57%
	All contract charges	—	2,348	$34,021	0.00%	—
2016	Lowest contract charge 0.30% Class IC	$11.88	—	—	—	(1.33)%
	Highest contract charge 1.70% Class IC	$11.46	—	—	—	(2.63)%
	All contract charges	—	2,249	$25,515	0.26%	—

FSA-259

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Hartford Growth Opportunities HLS Fund (Continued)
2015	Lowest contract charge 0.30% Class IC	$12.04	—	—	—	10.87%
	Highest contract charge 1.70% Class IC	$11.77	—	—	—	9.29%
	All contract charges	—	1,740	$20,369	0.00%	—

Invesco V.I. American Franchise Fund
2019	Lowest contract charge 1.30% Series II	$33.74	—	—	—	34.64%
	Highest contract charge 1.65% Series II	$32.55	—	—	—	34.17%
	All contract charges	—	16	$544	0.00%	—
2018	Lowest contract charge 1.30% Series II	$25.06	—	—	—	(5.15)%
	Highest contract charge 1.65% Series II	$24.26	—	—	—	(5.49)%
	All contract charges	—	21	$516	0.00%	—
2017	Lowest contract charge 1.30% Series II	$26.42	—	—	—	25.39%
	Highest contract charge 1.70% Series II	$25.56	—	—	—	24.87%
	All contract charges	—	19	$504	0.00%	—
2016	Lowest contract charge 1.30% Series II	$21.07	—	—	—	0.67%
	Highest contract charge 1.70% Series II	$20.47	—	—	—	0.29%
	All contract charges	—	22	$461	0.00%	—
2015	Lowest contract charge 1.30% Series II	$20.93	—	—	—	3.41%
	Highest contract charge 1.70% Series II	$20.41	—	—	—	2.98%
	All contract charges	—	42	$869	0.00%	—

Invesco V.I. Balanced-Risk Allocation Fund
2019	Lowest contract charge 1.10% Series II	$11.44	—	—	—	13.60%
	Highest contract charge 1.25% Series II	$12.08	—	—	—	13.43%
	All contract charges	—	1,032	$12,147	0.00%	—
2018	Lowest contract charge 1.10% Series II	$10.07	—	—	—	(7.70)%
	Highest contract charge 1.25% Series II	$10.65	—	—	—	(7.87)%
	All contract charges	—	924	$9,610	1.32%	—
2017	Lowest contract charge 1.10% Series II	$10.91	—	—	—	8.67%
	Highest contract charge 1.25% Series II	$11.56	—	—	—	8.54%
	All contract charges	—	932	$10,547	3.79%	—
2016	Lowest contract charge 1.10% Series II	$10.04	—	—	—	10.21%
	Highest contract charge 1.25% Series II	$10.65	—	—	—	10.13%
	All contract charges	—	852	$8,910	0.21%	—
2015	Lowest contract charge 1.10% Series II(c)	$9.11	—	—	—	(7.14)%
	Highest contract charge 1.25% Series II	$9.67	—	—	—	(5.66)%
	All contract charges	—	492	$4,743	4.19%	—

Invesco V.I. Diversified Dividend Fund
2019	Lowest contract charge 0.65% Series II	$24.46	—	—	—	23.97%
	Highest contract charge 1.70% Series II	$20.49	—	—	—	22.69%
	All contract charges	—	2,980	$69,097	2.65%	—
2018	Lowest contract charge 0.65% Series II	$19.73	—	—	—	(8.40)%
	Highest contract charge 1.70% Series II	$16.70	—	—	—	(9.39)%
	All contract charges	—	3,311	$62,246	2.10%	—
2017	Lowest contract charge 0.65% Series II	$21.54	—	—	—	7.65%
	Highest contract charge 1.70% Series II	$18.43	—	—	—	6.47%
	All contract charges	—	3,809	$78,587	1.53%	—
2016	Lowest contract charge 0.65% Series II	$20.01	—	—	—	13.76%
	Highest contract charge 1.70% Series II	$17.31	—	—	—	12.62%
	All contract charges	—	3,584	$68,919	1.28%	—
2015	Lowest contract charge 1.30% Series II	$17.67	—	—	—	0.51%
	Highest contract charge 1.70% Series II	$15.37	—	—	—	0.07%
	All contract charges	—	2,212	$37,467	1.79%	—

Invesco V.I. Equity and Income Fund
2019	Lowest contract charge 1.30 % Series II	$12.51	—	—	—	18.35%
	Highest contract charge 1.70% Series II	$12.27	—	—	—	17.98%
	All contract charges	—	1,559	$19,492	2.38%	—

FSA-260

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Invesco V.I. Equity and Income Fund (Continued)
2018	Lowest contract charge 1.30 % Series II	$10.57	—	—	—	(10.88)%
	Highest contract charge 1.70% Series II	$10.40	—	—	—	(11.26)%
	All contract charges	—	1,442	$15,214	2.06%	—
2017	Lowest contract charge 1.30 % Series II	$11.86	—	—	—	9.31%
	Highest contract charge 1.70% Series II	$11.72	—	—	—	8.92%
	All contract charges	—	1,267	$15,012	1.61%	—
2016	Lowest contract charge 1.30 % Series II	$10.85	—	—	—	13.38%
	Highest contract charge 1.70% Series II	$10.76	—	—	—	12.91%
	All contract charges	—	866	$9,383	1.84%	—
2015	Lowest contract charge 1.30 % Series II(a)	$9.57	—	—	—	(4.49)%
	Highest contract charge 1.70% Series II(a)	$9.53	—	—	—	(4.89)%
	All contract charges	—	462	$4,421	3.43%	—

Invesco V.I. Health Care Fund
2019	Lowest contract charge 1.10% Series II	$12.19	—	—	—	30.79%
	Highest contract charge 1.25% Series II	$16.40	—	—	—	30.57%
	All contract charges	—	567	$7,846	0.00%	—
2018	Lowest contract charge 1.10% Series II	$9.32	—	—	—	(0.53)%
	Highest contract charge 1.25% Series II	$12.56	—	—	—	(0.71)%
	All contract charges	—	493	$5,358	0.00%	—
2017	Lowest contract charge 1.10% Series II(c)	$9.37	—	—	—	14.27%
	Highest contract charge 1.25% Series II	$12.65	—	—	—	14.17%
	All contract charges	—	391	$4,408	0.09%	—
2016	Lowest contract charge 0.30% Series II	$11.42	—	—	—	(11.95)%
	Highest contract charge 1.25% Series II	$11.08	—	—	—	(12.82)%
	All contract charges	—	337	$3,381	0.00%	—
2015	Lowest contract charge 0.30% Series II	$12.97	—	—	—	2.53%
	Highest contract charge 1.25% Series II	$12.71	—	—	—	1.60%
	All contract charges	—	290	$3,491	0.00%	—

Invesco V.I. High Yield Fund
2019	Lowest contract charge 0.30% Series II	$12.52	—	—	—	12.89%
	Highest contract charge 1.70% Series II	$13.24	—	—	—	11.26%
	All contract charges	—	3,728	$47,392	5.83%	—
2018	Lowest contract charge 0.30% Series II	$11.09	—	—	—	(3.90)%
	Highest contract charge 1.70% Series II	$11.90	—	—	—	(5.25)%
	All contract charges	—	3,371	$38,789	5.07%	—
2017	Lowest contract charge 0.30% Series II	$11.54	—	—	—	5.77%
	Highest contract charge 1.70% Series II	$12.56	—	—	—	4.32%
	All contract charges	—	3,407	$41,395	3.97%	—
2016	Lowest contract charge 0.30% Series II	$10.91	—	—	—	10.54%
	Highest contract charge 1.70% Series II	$12.04	—	—	—	8.96%
	All contract charges	—	3,324	$38,848	4.14%	—
2015	Lowest contract charge 0.30% Series II	$9.87	—	—	—	(3.71)%
	Highest contract charge 1.70% Series II	$11.05	—	—	—	(4.99)%
	All contract charges	—	2,968	$31,929	5.68%	—

Invesco V.I. Mid Cap Core Equity Fund
2019	Lowest contract charge 1.30% Series II	$19.70	—	—	—	23.36%
	Highest contract charge 1.70% Series II	$18.91	—	—	—	22.87%
	All contract charges	—	635	$12,442	0.22%	—
2018	Lowest contract charge 1.30% Series II	$15.97	—	—	—	(12.73)%
	Highest contract charge 1.70% Series II	$15.39	—	—	—	(13.10)%
	All contract charges	—	689	$10,933	0.11%	—
2017	Lowest contract charge 1.30% Series II	$18.30	—	—	—	13.17%
	Highest contract charge 1.70% Series II	$17.71	—	—	—	12.73%
	All contract charges	—	707	$12,870	0.32%	—

FSA-261

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Invesco V.I. Mid Cap Core Equity Fund (Continued)
2016	Lowest contract charge 1.30% Series II	$16.17	—	—	—	11.67%
	Highest contract charge 1.70% Series II	$15.71	—	—	—	11.26%
	All contract charges	—	725	$11,669	0.00%	—
2015	Lowest contract charge 1.30% Series II	$14.48	—	—	—	(5.48)%
	Highest contract charge 1.70% Series II	$14.12	—	—	—	(5.93)%
	All contract charges	—	695	$10,011	0.11%	—

Invesco V.I. Small Cap Equity Fund
2019	Lowest contract charge 1.10% Series II	$11.62	—	—	—	24.95%
	Highest contract charge 1.70% Series II	$23.27	—	—	—	24.17%
	All contract charges	—	1,199	$22,456	0.00%	—
2018	Lowest contract charge 1.10% Series II	$9.30	—	—	—	(16.22)%
	Highest contract charge 1.70% Series II	$18.74	—	—	—	(16.71)%
	All contract charges	—	1,123	$17,369	0.00%	—
2017	Lowest contract charge 1.10% Series II	$11.10	—	—	—	12.46%
	Highest contract charge 1.70% Series II	$22.50	—	—	—	11.77%
	All contract charges	—	979	$18,905	0.00%	—
2016	Lowest contract charge 1.10% Series II	$9.87	—	—	—	10.65%
	Highest contract charge 1.70% Series II	$20.13	—	—	—	9.94%
	All contract charges	—	879	$15,414	0.00%	—
2015	Lowest contract charge 1.10% Series II(c)	$8.92	—	—	—	(10.62)%
	Highest contract charge 1.70% Series II	$18.31	—	—	—	(7.34)%
	All contract charges	—	712	$11,807	0.00%	—

Ivy VIP Asset Strategy
2019	Lowest contract charge 1.10% Class II(c)	$11.14	—	—	—	20.43%
	Highest contract charge 1.70% Class II	$13.46	—	—	—	19.75%
	All contract charges	—	2,650	$34,475	2.07%	—
2018	Lowest contract charge 0.30% Class II	$9.82	—	—	—	(5.76)%
	Highest contract charge 1.70% Class II	$11.24	—	—	—	(7.03)%
	All contract charges	—	2,983	$32,373	1.83%	—
2017	Lowest contract charge 0.30% Class II	$10.42	—	—	—	18.01%
	Highest contract charge 1.70% Class II	$12.09	—	—	—	16.25%
	All contract charges	—	3,109	$36,395	1.55%	—
2016	Lowest contract charge 0.30% Class II	$8.83	—	—	—	(2.86)%
	Highest contract charge 1.70% Class II	$10.40	—	—	—	(4.24)%
	All contract charges	—	3,505	$35,326	0.59%	—
2015	Lowest contract charge 0.30% Class II	$9.09	—	—	—	(8.64)%
	Highest contract charge 1.70% Class II	$10.86	—	—	—	(9.88)%
	All contract charges	—	4,224	$44,441	0.37%	—

Ivy VIP Global Equity Income
2019	Lowest contract charge 1.30% Class II	$20.96	—	—	—	21.58%
	Highest contract charge 1.70% Class II	$20.12	—	—	—	21.06%
	All contract charges	—	611	$12,634	2.89%	—
2018	Lowest contract charge 1.30% Class II	$17.24	—	—	—	(12.84)%
	Highest contract charge 1.70% Class II	$16.62	—	—	—	(13.17)%
	All contract charges	—	732	$12,478	1.67%	—
2017	Lowest contract charge 1.30% Class II	$19.78	—	—	—	14.07%
	Highest contract charge 1.70% Class II	$19.14	—	—	—	13.59%
	All contract charges	—	820	$16,052	1.27%	—
2016	Lowest contract charge 0.65% Class II	$16.26	—	—	—	6.21%
	Highest contract charge 1.70% Class II	$16.85	—	—	—	5.12%
	All contract charges	—	895	$15,365	1.24%	—
2015	Lowest contract charge 0.65% Class II	$15.31	—	—	—	(2.67)%
	Highest contract charge 1.70% Class II	$16.03	—	—	—	(3.67)%
	All contract charges	—	991	$16,126	1.30%	—

FSA-262

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Ivy VIP High Income
2019	Lowest contract charge 0.65% Class II	$16.87	—	—	—	10.48%
	Highest contract charge 1.70% Class II	$17.66	—	—	—	9.28%
	All contract charges	—	6,866	$124,962	6.60%	—
2018	Lowest contract charge 0.65% Class II	$15.27	—	—	—	(2.74)%
	Highest contract charge 1.70% Class II	$16.16	—	—	—	(3.81)%
	All contract charges	—	7,344	$121,832	6.36%	—
2017	Lowest contract charge 0.65% Class II	$15.70	—	—	—	6.01%
	Highest contract charge 1.70% Class II	$16.80	—	—	—	4.87%
	All contract charges	—	7,727	$132,738	5.47%	—
2016	Lowest contract charge 0.65% Class II	$14.81	—	—	—	15.43%
	Highest contract charge 1.70% Class II	$16.02	—	—	—	14.27%
	All contract charges	—	7,514	$122,654	7.31%	—
2015	Lowest contract charge 0.65% Class II	$12.83	—	—	—	(7.16)%
	Highest contract charge 1.70% Class II	$14.02	—	—	—	(8.13)%
	All contract charges	—	7,607	$108,371	6.07%	—

Ivy VIP Natural Resources
2019	Lowest contract charge 1.30% Class II	$6.63	—	—	—	7.98%
	Highest contract charge 1.70% Class II	$6.36	—	—	—	7.61%
	All contract charges	—	988	$6,473	1.00%	—
2018	Lowest contract charge 1.30% Class II	$6.14	—	—	—	(24.20)%
	Highest contract charge 1.70% Class II	$5.91	—	—	—	(24.62)%
	All contract charges	—	1,158	$7,034	0.31%	—
2017	Lowest contract charge 0.65% Class II	$7.90	—	—	—	2.33%
	Highest contract charge 1.70% Class II	$7.84	—	—	—	1.29%
	All contract charges	—	1,323	$10,612	0.14%	—
2016	Lowest contract charge 0.65% Class II	$7.72	—	—	—	22.93%
	Highest contract charge 1.70% Class II	$7.74	—	—	—	21.70%
	All contract charges	—	1,403	$11,070	0.70%	—
2015	Lowest contract charge 0.65% Class II	$6.28	—	—	—	(22.85)%
	Highest contract charge 1.70% Class II	$6.36	—	—	—	(23.74)%
	All contract charges	—	1,409	$9,113	0.10%	—

Ivy VIP Small Cap Growth(aa)
2019	Lowest contract charge 0.30% Class II	$15.14	—	—	—	22.99%
	Highest contract charge 1.70% Class II	$23.97	—	—	—	21.24%
	All contract charges	—	1,514	$33,927	0.00%	—
2018	Lowest contract charge 0.30% Class II(z)	$12.31	—	—	—	(12.32)%
	Highest contract charge 1.70% Class II	$19.77	—	—	—	(5.72)%
	All contract charges	—	1,700	$31,394	0.37%	—
2017	Lowest contract charge 1.30% Class II	$21.68	—	—	—	21.52%
	Highest contract charge 1.70% Class II	$20.97	—	—	—	21.00%
	All contract charges	—	1,303	$27,983	0.00%	—
2016	Lowest contract charge 1.30% Class II	$17.84	—	—	—	1.59%
	Highest contract charge 1.70% Class II	$17.33	—	—	—	1.17%
	All contract charges	—	1,306	$23,077	0.00%	—
2015	Lowest contract charge 1.30% Class II	$17.56	—	—	—	0.57%
	Highest contract charge 1.70% Class II	$17.13	—	—	—	0.18%
	All contract charges	—	1,350	$23,522	0.00%	—

Janus Henderson Balanced Portfolio
2019	Lowest contract charge 0.30% Service Shares	$16.62	—	—	—	21.85%
	Highest contract charge 1.25% Service Shares	$15.67	—	—	—	20.72%
	All contract charges	—	9,867	$149,062	1.76%	—
2018	Lowest contract charge 0.30% Service Shares	$13.64	—	—	—	0.15%
	Highest contract charge 1.25% Service Shares	$12.98	—	—	—	(0.84)%
	All contract charges	—	6,729	$84,157	1.78%	—

FSA-263

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Janus Henderson Balanced Portfolio (Continued)
2017	Lowest contract charge 0.30% Service Shares	$13.62	—	—	—	17.82%
	Highest contract charge 1.25% Service Shares	$13.09	—	—	—	16.67%
	All contract charges	—	4,346	$55,151	1.46%	—
2016	Lowest contract charge 0.30% Service Shares	$11.56	—	—	—	3.96%
	Highest contract charge 1.25% Service Shares	$11.22	—	—	—	3.03%
	All contract charges	—	3,193	$34,954	2.12%	—
2015	Lowest contract charge 0.30% Service Shares	$11.12	—	—	—	0.18%
	Highest contract charge 1.25% Service Shares	$10.89	—	—	—	(0.82)%
	All contract charges	—	1,897	$20,363	1.59%	—

Janus Henderson Flexible Bond Portfolio
2019	Lowest contract charge 0.30% Service Shares	$11.66	—	—	—	8.87%
	Highest contract charge 1.25% Service Shares	$10.99	—	—	—	7.85%
	All contract charges	—	2,837	$30,824	2.91%	—
2018	Lowest contract charge 0.30% Service Shares	$10.71	—	—	—	(1.56)%
	Highest contract charge 1.25% Service Shares	$10.19	—	—	—	(2.49)%
	All contract charges	—	2,668	$26,852	2.71%	—
2017	Lowest contract charge 0.30% Service Shares	$10.88	—	—	—	3.03%
	Highest contract charge 1.25% Service Shares	$10.45	—	—	—	2.05%
	All contract charges	—	2,772	$28,673	2.63%	—
2016	Lowest contract charge 0.30% Service Shares	$10.56	—	—	—	1.93%
	Highest contract charge 1.25% Service Shares	$10.24	—	—	—	0.89%
	All contract charges	—	2,221	$22,531	2.65%	—
2015	Lowest contract charge 0.30% Service Shares	$10.36	—	—	—	(0.38)%
	Highest contract charge 1.25% Service Shares	$10.15	—	—	—	(1.26)%
	All contract charges	—	1,050	$10,607	2.33%	—

Janus Henderson U.S. Low Volatility Portfolio
2019	Lowest contract charge 0.30% Service Shares	$18.93	—	—	—	27.65%
	Highest contract charge 1.25% Service Shares	$17.84	—	—	—	26.44%
	All contract charges	—	1,092	$17,818	1.77%	—
2018	Lowest contract charge 1.10% Service Shares	$11.87	—	—	—	(5.64)%
	Highest contract charge 1.25% Service Shares	$14.11	—	—	—	(5.81)%
	All contract charges	—	846	$11,068	1.73%	—
2017	Lowest contract charge 1.10% Service Shares	$12.58	—	—	—	14.16%
	Highest contract charge 1.25% Service Shares	$14.98	—	—	—	14.00%
	All contract charges	—	783	$10,980	1.41%	—
2016	Lowest contract charge 1.10% Service Shares	$11.02	—	—	—	8.57%
	Highest contract charge 1.25% Service Shares	$13.14	—	—	—	8.42%
	All contract charges	—	660	$8,176	1.68%	—
2015	Lowest contract charge 1.10% Service Shares(c)	$10.15	—	—	—	1.20%
	Highest contract charge 1.25% Service Shares	$12.12	—	—	—	2.71%
	All contract charges	—	276	$3,265	1.78%	—

JPMorgan Insurance Trust Global Allocation Portfolio
2019	Lowest contract charge 0.30% Class 2	$12.94	—	—	—	16.16%
	Highest contract charge 1.25% Class 2	$12.40	—	—	—	15.13%
	All contract charges	—	2,014	$24,992	2.09%	—
2018	Lowest contract charge 0.30% Class 2(d)	$11.14	—	—	—	(6.54)%
	Highest contract charge 1.25% Class 2	$10.77	—	—	—	(7.47)%
	All contract charges	—	2,001	$21,558	0.00%	—
2017	Lowest contract charge 1.10% Class 2	$11.69	—	—	—	15.63%
	Highest contract charge 1.25% Class 2	$11.64	—	—	—	15.36%
	All contract charges	—	1,648	$19,191	1.34%	—
2016	Lowest contract charge 1.10% Class 2	$10.11	—	—	—	4.66%
	Highest contract charge 1.25% Class 2	$10.09	—	—	—	4.56%
	All contract charges	—	1,267	$12,783	3.49%	—

FSA-264

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

JPMorgan Insurance Trust Global Allocation Portfolio (Continued)
2015	Lowest contract charge 1.10% Class 2(d)	$9.66	—	—	—	(6.12)%
	Highest contract charge 1.25% Class 2(d)	$9.65	—	—	—	(6.22)%
	All contract charges	—	759	$7,326	2.84%	—

JPMorgan Insurance Trust Income Builder Portfolio
2019	Lowest contract charge 1.10% Class 2	$12.11	—	—	—	13.07%
	Highest contract charge 1.25% Class 2	$12.03	—	—	—	12.85%
	All contract charges	—	2,195	$26,404	3.05%	—
2018	Lowest contract charge 1.10% Class 2	$10.71	—	—	—	(5.97)%
	Highest contract charge 1.25% Class 2	$10.66	—	—	—	(6.08)%
	All contract charges	—	1,856	$19,792	0.00%	—
2017	Lowest contract charge 1.10% Class 2	$11.39	—	—	—	10.48%
	Highest contract charge 1.25% Class 2	$11.35	—	—	—	10.30%
	All contract charges	—	1,362	$15,457	4.04%	—
2016	Lowest contract charge 1.10% Class 2(d)	$10.31	—	—	—	4.99%
	Highest contract charge 1.25% Class 2	$10.29	—	—	—	4.89%
	All contract charges	—	953	$9,800	4.10%	—
2015	Lowest contract charge 1.25% Class 2(d)	$9.81	—	—	—	(4.01)%
	Highest contract charge 1.25% Class 2(d)	$9.81	—	—	—	(4.01)%
	All contract charges	—	503	$4,937	4.79%	—

Lord Abbett Series Fund — Bond Debenture Portfolio
2019	Lowest contract charge 0.30% VC Shares	$13.59	—	—	—	13.06%
	Highest contract charge 1.70% VC Shares	$14.56	—	—	—	11.40%
	All contract charges	—	11,140	$153,267	4.09%	—
2018	Lowest contract charge 0.30% VC Shares	$12.02	—	—	—	(4.38)%
	Highest contract charge 1.70% VC Shares	$13.07	—	—	—	(5.63)%
	All contract charges	—	10,255	$127,291	4.51%	—
2017	Lowest contract charge 0.30% VC Shares	$12.57	—	—	—	8.93%
	Highest contract charge 1.70% VC Shares	$13.85	—	—	—	7.36%
	All contract charges	—	9,063	$120,081	4.57%	—
2016	Lowest contract charge 0.30% VC Shares	$11.54	—	—	—	11.82%
	Highest contract charge 1.70% VC Shares	$12.90	—	—	—	10.26%
	All contract charges	—	7,498	$93,140	5.07%	—
2015	Lowest contract charge 0.30% VC Shares	$10.32	—	—	—	(1.81)%
	Highest contract charge 1.70% VC Shares	$11.70	—	—	—	(3.23)%
	All contract charges	—	6,180	$70,167	5.61%	—

Lord Abbett Series Fund — Growth Opportunities Portfolio
2019	Lowest contract charge 1.30% VC Shares	$21.03	—	—	—	34.64%
	Highest contract charge 1.70% VC Shares	$20.28	—	—	—	34.04%
	All contract charges	—	225	$4,686	0.00%	—
2018	Lowest contract charge 1.30% VC Shares	$15.62	—	—	—	(4.17)%
	Highest contract charge 1.70% VC Shares	$15.13	—	—	—	(4.54)%
	All contract charges	—	267	$4,111	0.00%	—
2017	Lowest contract charge 1.30% VC Shares	$16.30	—	—	—	21.28%
	Highest contract charge 1.70% VC Shares	$15.85	—	—	—	20.81%
	All contract charges	—	305	$4,929	0.00%	—
2016	Lowest contract charge 1.30% VC Shares	$13.44	—	—	—	(0.07)%
	Highest contract charge 1.70% VC Shares	$13.12	—	—	—	(0.46)%
	All contract charges	—	328	$4,377	0.00%	—
2015	Lowest contract charge 1.30% VC Shares	$13.45	—	—	—	1.43%
	Highest contract charge 1.70% VC Shares	$13.18	—	—	—	1.00%
	All contract charges	—	359	$4,801	0.00%	—

FSA-265

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

MFS® Investors Trust Series
2019	Lowest contract charge 1.10% Service Class	$15.30	—	—	—	29.77%
	Highest contract charge 1.70% Service Class	$26.84	—	—	—	29.04%
	All contract charges	—	677	$15,346	0.50%	—
2018	Lowest contract charge 1.10% Service Class	$11.79	—	—	—	(6.72)%
	Highest contract charge 1.70% Service Class	$20.80	—	—	—	(7.35)%
	All contract charges	—	681	$12,191	0.44%	—
2017	Lowest contract charge 1.10% Service Class(c)	$12.64	—	—	—	21.66%
	Highest contract charge 1.70% Service Class	$22.45	—	—	—	20.96%
	All contract charges	—	671	$13,414	0.57%	—
2016	Lowest contract charge 0.65% Service Class	$18.07	—	—	—	7.62%
	Highest contract charge 1.70% Service Class	$18.56	—	—	—	6.48%
	All contract charges	—	597	$10,278	0.57%	—
2015	Lowest contract charge 0.65% Service Class	$16.79	—	—	—	(0.71)%
	Highest contract charge 1.70% Service Class	$17.43	—	—	—	(1.75)%
	All contract charges	—	600	$9,810	0.70%	—

MFS® Massachusetts Investors Growth Stock Portfolio
2019	Lowest contract charge 1.30% Service Class	$32.96	—	—	—	37.79%
	Highest contract charge 1.70% Service Class	$31.63	—	—	—	37.22%
	All contract charges	—	608	$19,802	0.34%	—
2018	Lowest contract charge 1.30% Service Class	$23.92	—	—	—	(0.75)%
	Highest contract charge 1.70% Service Class	$23.05	—	—	—	(1.16)%
	All contract charges	—	564	$13,360	0.33%	—
2017	Lowest contract charge 1.30% Service Class	$24.10	—	—	—	26.44%
	Highest contract charge 1.70% Service Class	$23.32	—	—	—	25.92%
	All contract charges	—	613	$14,624	0.42%	—
2016	Lowest contract charge 1.30% Service Class	$19.06	—	—	—	4.50%
	Highest contract charge 1.70% Service Class	$18.52	—	—	—	4.04%
	All contract charges	—	575	$10,888	0.39%	—
2015	Lowest contract charge 1.30% Service Class(b)	$18.24	—	—	—	(2.62)%
	Highest contract charge 1.70% Service Class(b)	$17.80	—	—	—	(2.89)%
	All contract charges	—	530	$9,598	0.54%	—

MFS® Research Series
2019	Lowest contract charge 1.10% Service Class	$15.62	—	—	—	31.15%
	Highest contract charge 1.25% Service Class	$18.16	—	—	—	30.93%
	All contract charges	—	193	$3,212	0.60%	—
2018	Lowest contract charge 1.10% Service Class	$11.91	—	—	—	(5.70)%
	Highest contract charge 1.25% Service Class	$13.87	—	—	—	(5.84)%
	All contract charges	—	201	$2,582	0.46%	—
2017	Lowest contract charge 1.10% Service Class	$12.63	—	—	—	21.79%
	Highest contract charge 1.25% Service Class	$14.73	—	—	—	21.53%
	All contract charges	—	168	$2,330	1.13%	—
2016	Lowest contract charge 1.10% Service Class	$10.37	—	—	—	7.24%
	Highest contract charge 1.25% Service Class	$12.12	—	—	—	7.16%
	All contract charges	—	146	$1,712	0.56%	—
2015	Lowest contract charge 1.10% Service Class(c)	$9.67	—	—	—	(3.49)%
	Highest contract charge 1.25% Service Class	$11.31	—	—	—	(0.70)%
	All contract charges	—	104	$1,157	0.48%	—

MFS® Value Series
2019	Lowest contract charge 0.30% Service Class	$17.47	—	—	—	29.12%
	Highest contract charge 1.25% Service Class	$16.47	—	—	—	27.87%
	All contract charges	—	2,382	$35,850	1.96%	—
2018	Lowest contract charge 1.10% Service Class(c)	$11.17	—	—	—	(11.35)%
	Highest contract charge 1.25% Service Class	$12.88	—	—	—	(11.48)%
	All contract charges	—	2,178	$25,659	1.38%	—

FSA-266

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

MFS® Value Series (Continued)
2017	Lowest contract charge 0.30% Service Class	$15.14	—	—	—	17.00%
	Highest contract charge 1.25% Service Class	$14.55	—	—	—	15.84%
	All contract charges	—	1,782	$23,848	1.80%	—
2016	Lowest contract charge 0.30% Service Class	$12.94	—	—	—	13.41%
	Highest contract charge 1.25% Service Class	$12.56	—	—	—	12.34%
	All contract charges	—	1,169	$13,804	2.12%	—
2015	Lowest contract charge 0.30% Service Class	$11.41	—	—	—	(1.21)%
	Highest contract charge 1.25% Service Class	$11.18	—	—	—	(2.10)%
	All contract charges	—	522	$5,700	2.10%	—

Multimanager Aggressive Equity
2019	Lowest contract charge 1.30% Class IB	$31.78	—	—	—	31.65%
	Highest contract charge 1.70% Class IB	$128.77	—	—	—	31.09%
	All contract charges	—	562	$20,992	0.80%	—
2018	Lowest contract charge 1.30% Class IB	$24.14	—	—	—	(1.55)%
	Highest contract charge 1.70% Class IB	$98.23	—	—	—	(1.92)%
	All contract charges	—	556	$15,759	0.13%	—
2017	Lowest contract charge 1.30% Class IB	$24.52	—	—	—	28.71%
	Highest contract charge 1.70% Class IB	$100.15	—	—	—	28.13%
	All contract charges	—	556	$16,104	0.16%	—
2016	Lowest contract charge 1.30% Class IB	$19.05	—	—	—	2.09%
	Highest contract charge 1.70% Class IB	$78.16	—	—	—	1.69%
	All contract charges	—	596	$13,495	0.55%	—
2015	Lowest contract charge 1.30% Class IB	$18.66	—	—	—	2.64%
	Highest contract charge 1.70% Class IB	$76.86	—	—	—	2.22%
	All contract charges	—	590	$13,258	0.17%	—

Multimanager Core Bond
2019	Lowest contract charge 1.30% Class IB	$14.55	—	—	—	6.05%
	Highest contract charge 1.70% Class IB	$14.50	—	—	—	5.61%
	All contract charges	—	7,181	$103,067	2.14%	—
2018	Lowest contract charge 1.30% Class IB	$13.72	—	—	—	(1.72)%
	Highest contract charge 1.70% Class IB	$13.73	—	—	—	(2.14)%
	All contract charges	—	7,243	$98,256	2.70%	—
2017	Lowest contract charge 1.30% Class IB	$13.96	—	—	—	1.68%
	Highest contract charge 1.70% Class IB	$14.03	—	—	—	1.30%
	All contract charges	—	8,250	$113,957	2.08%	—
2016	Lowest contract charge 1.30% Class IB	$13.73	—	—	—	1.33%
	Highest contract charge 1.70% Class IB	$13.85	—	—	—	0.87%
	All contract charges	—	7,499	$102,096	2.08%	—
2015	Lowest contract charge 1.30% Class IB	$13.55	—	—	—	(1.24)%
	Highest contract charge 1.70% Class IB	$13.73	—	—	—	(1.58)%
	All contract charges	—	7,893	$106,216	1.95%	—

Multimanager Mid Cap Growth
2019	Lowest contract charge 1.30% Class IB	$33.59	—	—	—	31.26%
	Highest contract charge 1.70% Class IB	$25.45	—	—	—	30.71%
	All contract charges	—	713	$22,724	0.00%	—
2018	Lowest contract charge 1.30% Class IB	$25.59	—	—	—	(7.01)%
	Highest contract charge 1.70% Class IB	$19.47	—	—	—	(7.42)%
	All contract charges	—	1,189	$26,788	0.00%	—
2017	Lowest contract charge 1.30% Class IB	$27.52	—	—	—	25.03%
	Highest contract charge 1.70% Class IB	$21.03	—	—	—	24.51%
	All contract charges	—	800	$20,563	0.00%	—
2016	Lowest contract charge 1.30% Class IB	$22.01	—	—	—	5.36%
	Highest contract charge 1.70% Class IB	$16.89	—	—	—	4.97%
	All contract charges	—	802	$16,481	0.10%	—

FSA-267

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Multimanager Mid Cap Growth (Continued)
2015	Lowest contract charge 1.30% Class IB	$20.89	—	—	—	(2.79)%
	Highest contract charge 1.70% Class IB	$16.09	—	—	—	(3.19)%
	All contract charges	—	847	$16,490	0.00%	—

Multimanager Mid Cap Value
2019	Lowest contract charge 1.30% Class IB	$27.84	—	—	—	23.35%
	Highest contract charge 1.70% Class IB	$24.09	—	—	—	22.85%
	All contract charges	—	406	$10,908	1.39%	—
2018	Lowest contract charge 1.30% Class IB	$22.57	—	—	—	(13.92)%
	Highest contract charge 1.70% Class IB	$19.61	—	—	—	(14.25)%
	All contract charges	—	422	$9,206	0.75%	—
2017	Lowest contract charge 1.30% Class IB	$26.22	—	—	—	7.86%
	Highest contract charge 1.70% Class IB	$22.87	—	—	—	7.42%
	All contract charges	—	467	$11,781	0.66%	—
2016	Lowest contract charge 1.30% Class IB	$24.31	—	—	—	17.55%
	Highest contract charge 1.70% Class IB	$21.29	—	—	—	17.11%
	All contract charges	—	812	$18,341	1.56%	—
2015	Lowest contract charge 1.30% Class IB	$20.68	—	—	—	(6.76)%
	Highest contract charge 1.70% Class IB	$18.18	—	—	—	(7.20)%
	All contract charges	—	473	$9,420	0.74%	—

Multimanager Technology
2019	Lowest contract charge 0.30% Class IB	$27.07	—	—	—	37.48%
	Highest contract charge 1.70% Class IB	$36.71	—	—	—	35.51%
	All contract charges	—	2,875	$70,865	0.16%	—
2018	Lowest contract charge 0.30% Class IB	$19.69	—	—	—	1.97%
	Highest contract charge 1.70% Class IB	$27.09	—	—	—	0.56%
	All contract charges	—	2,643	$48,902	0.17%	—
2017	Lowest contract charge 0.30% Class IB	$19.31	—	—	—	38.72%
	Highest contract charge 1.70% Class IB	$26.94	—	—	—	36.75%
	All contract charges	—	2,053	$40,447	0.00%	—
2016	Lowest contract charge 1.10% Class IB	$10.79	—	—	—	7.68%
	Highest contract charge 1.70% Class IB	$19.70	—	—	—	7.12%
	All contract charges	—	1,577	$24,376	0.01%	—
2015	Lowest contract charge 1.10% Class IB(c)	$10.02	—	—	—	0.20%
	Highest contract charge 1.70% Class IB	$18.39	—	—	—	4.49%
	All contract charges	—	916	$15,002	0.00%	—

Neuberger Berman International Equity Portfolio
2019	Lowest contract charge 1.10% Class S	$11.70	—	—	—	26.21%
	Highest contract charge 1.70% Class S	$11.46	—	—	—	25.52%
	All contract charges	—	383	$4,470	0.16%	—
2018	Lowest contract charge 1.10% Class S	$9.27	—	—	—	(17.82)%
	Highest contract charge 1.70% Class S	$9.13	—	—	—	(18.41)%
	All contract charges	—	389	$3,617	0.16%	—
2017	Lowest contract charge 1.10% Class S	$11.28	—	—	—	25.33%
	Highest contract charge 1.70% Class S	$11.19	—	—	—	24.61%
	All contract charges	—	374	$4,253	0.70%	—
2016	Lowest contract charge 1.10% Class S	$9.00	—	—	—	(2.91)%
	Highest contract charge 1.70% Class S	$8.98	—	—	—	(3.44)%
	All contract charges	—	340	$3,062	0.69%	—
2015	Lowest contract charge 1.10% Class S(c)	$9.27	—	—	—	(7.11)%
	Highest contract charge 1.70% Class S	$9.30	—	—	—	(0.21)%
	All contract charges	—	259	$2,422	1.24%	—

FSA-268

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Neuberger Berman U.S. Equity Index PutWrite Strategy Portfolio
2019	Lowest contract charge 1.10% Class S	$10.00	—	—	—	14.03%
	Highest contract charge 1.70% Class S	$9.74	—	—	—	13.26%
	All contract charges	—	302	$2,999	0.16%	—
2018	Lowest contract charge 1.10% Class S	$8.77	—	—	—	(7.78)%
	Highest contract charge 1.70% Class S	$8.60	—	—	—	(8.32)%
	All contract charges	—	292	$2,551	0.00%	—
2017	Lowest contract charge 1.10% Class S	$9.51	—	—	—	5.43%
	Highest contract charge 1.70% Class S	$9.38	—	—	—	4.80%
	All contract charges	—	242	$2,291	0.00%	—
2016	Lowest contract charge 1.10% Class S	$9.02	—	—	—	(1.74)%
	Highest contract charge 1.70% Class S	$8.95	—	—	—	(2.29)%
	All contract charges	—	209	$1,878	0.00%	—
2015	Lowest contract charge 1.10% Class S(c)	$9.18	—	—	—	(8.47)%
	Highest contract charge 1.70% Class S	$9.16	—	—	—	(6.63)%
	All contract charges	—	167	$1,537	0.00%	—

PIMCO CommodityRealReturn® Strategy Portfolio
2019	Lowest contract charge 0.30% Advisor Class	$6.48	—	—	—	10.96%
	Highest contract charge 1.70% Advisor Class	$6.20	—	—	—	9.35%
	All contract charges	—	2,487	$16,150	4.33%	—
2018	Lowest contract charge 0.30% Advisor Class	$5.84	—	—	—	(14.37)%
	Highest contract charge 1.70% Advisor Class	$5.67	—	—	—	(15.63)%
	All contract charges	—	2,619	$15,406	1.97%	—
2017	Lowest contract charge 0.30% Advisor Class	$6.82	—	—	—	1.64%
	Highest contract charge 1.70% Advisor Class	$6.72	—	—	—	0.30%
	All contract charges	—	2,449	$16,872	10.94%	—
2016	Lowest contract charge 0.30% Advisor Class	$6.71	—	—	—	14.51%
	Highest contract charge 1.70% Advisor Class	$6.70	—	—	—	12.98%
	All contract charges	—	2,581	$17,609	1.02%	—
2015	Lowest contract charge 0.65% Advisor Class	$5.03	—	—	—	(26.14)%
	Highest contract charge 1.70% Advisor Class	$5.93	—	—	—	(26.97)%
	All contract charges	—	2,593	$15,573	4.31%	—

PIMCO Emerging Markets Bond Portfolio
2019	Lowest contract charge 0.30% Advisor Class	$12.93	—	—	—	14.32%
	Highest contract charge 1.70% Advisor Class	$14.82	—	—	—	12.79%
	All contract charges	—	1,221	$17,422	4.33%	—
2018	Lowest contract charge 1.10% Advisor Class	$10.58	—	—	—	(5.87)%
	Highest contract charge 1.70% Advisor Class	$13.14	—	—	—	(6.48)%
	All contract charges	—	1,349	$17,164	4.03%	—
2017	Lowest contract charge 1.10% Advisor Class	$11.24	—	—	—	8.60%
	Highest contract charge 1.70% Advisor Class	$14.05	—	—	—	7.91%
	All contract charges	—	1,491	$20,429	4.98%	—
2016	Lowest contract charge 1.10% Advisor Class	$10.35	—	—	—	12.01%
	Highest contract charge 1.70% Advisor Class	$13.02	—	—	—	11.38%
	All contract charges	—	1,487	$19,107	5.17%	—
2015	Lowest contract charge 1.10% Advisor Class(c)	$9.24	—	—	—	(7.51)%
	Highest contract charge 1.70% Advisor Class	$11.69	—	—	—	(4.02)%
	All contract charges	—	1,511	$17,647	5.20%	—

PIMCO Global Bond Opportunities Portfolio (Unhedged)
2019	Lowest contract charge 1.10% Advisor Class	$10.51	—	—	—	4.89%
	Highest contract charge 1.25% Advisor Class	$9.99	—	—	—	4.72%
	All contract charges	—	532	$5,464	2.34%	—
2018	Lowest contract charge 1.10% Advisor Class	$10.02	—	—	—	(5.38)%
	Highest contract charge 1.25% Advisor Class	$9.54	—	—	—	(5.54)%
	All contract charges	—	416	$4,062	6.69%	—

FSA-269

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

PIMCO Global Bond Opportunities Portfolio(Unhedged) (Continued)
2017	Lowest contract charge 1.10% Advisor Class(c)	$10.59	—	—	—	7.40%
	Highest contract charge 1.25% Advisor Class	$10.10	—	—	—	7.22%
	All contract charges	—	322	$3,307	2.28%	—
2016	Lowest contract charge 0.30% Advisor Class	$9.71	—	—	—	3.63%
	Highest contract charge 1.25% Advisor Class	$9.42	—	—	—	2.61%
	All contract charges	—	169	$1,615	1.40%	—
2015	Lowest contract charge 0.30% Advisor Class	$9.37	—	—	—	(4.39)%
	Highest contract charge 1.25% Advisor Class	$9.18	—	—	—	(5.36)%
	All contract charges	—	102	$938	1.71%	—

PIMCO Global Managed Asset Allocation Portfolio
2019	Lowest contract charge 1.10% Advisor Class	$11.57	—	—	—	15.70%
	Highest contract charge 1.25% Advisor Class	$12.47	—	—	—	15.57%
	All contract charges	—	231	$2,818	2.15%	—
2018	Lowest contract charge 1.10% Advisor Class	$10.00	—	—	—	(6.72)%
	Highest contract charge 1.25% Advisor Class	$10.79	—	—	—	(6.82)%
	All contract charges	—	139	$1,476	1.59%	—
2017	Lowest contract charge 1.10% Advisor Class	$10.72	—	—	—	12.84%
	Highest contract charge 1.25% Advisor Class	$11.58	—	—	—	12.54%
	All contract charges	—	131	$1,506	2.22%	—
2016	Lowest contract charge 1.10% Advisor Class(c)	$9.50	—	—	—	2.70%
	Highest contract charge 1.25% Advisor Class	$10.29	—	—	—	2.59%
	All contract charges	—	124	$1,275	2.85%	—
2015	Lowest contract charge 1.20% Advisor Class	$10.04	—	—	—	(1.38)%
	Highest contract charge 1.25% Advisor Class	$10.03	—	—	—	(1.47)%
	All contract charges	—	79	$795	3.28%	—

PIMCO Income Portfolio
2019	Lowest contract charge 0.30% Advisor Class(h)	$10.86	—	—	—	8.17%
	Highest contract charge 1.65% Advisor Class(h)	$10.68	—	$—	—	6.69%
	All contract charges	$—	1,191	12,788	3.37%	—
2018	Lowest contract charge 1.10% Advisor Class(h)	$10.02	—	—	—	0.00%
	Highest contract charge 1.30% Advisor Class(h)	$10.02	—	$—	—	0.00%
	All contract charges	$—	41	415	0.71%	—

ProFund VP Bear
2019	Lowest contract charge 1.30% Common Shares	$1.81	—	—	—	(24.27)%
	Highest contract charge 1.65% Common Shares	$1.75	—	—	—	(24.24)%
	All contract charges	—	36	$65	0.13%	—
2018	Lowest contract charge 1.30% Common Shares	$2.39	—	—	—	3.02%
	Highest contract charge 1.65% Common Shares	$2.31	—	—	—	2.21%
	All contract charges	—	84	$199	0.00%	—
2017	Lowest contract charge 1.30% Common Shares	$2.32	—	—	—	(19.16)%
	Highest contract charge 1.70% Common Shares	$2.25	—	—	—	(19.35)%
	All contract charges	—	53	$122	0.00%	—
2016	Lowest contract charge 1.30% Common Shares	$2.87	—	—	—	(14.07)%
	Highest contract charge 1.70% Common Shares	$2.79	—	—	—	(14.42)%
	All contract charges	—	75	$213	0.00%	—
2015	Lowest contract charge 1.30% Common Shares	$3.34	—	—	—	(6.18)%
	Highest contract charge 1.70% Common Shares	$3.26	—	—	—	(6.59)%
	All contract charges	—	74	$242	0.00%	—

ProFund VP Biotechnology
2019	Lowest contract charge 0.65% Common Shares	$35.68	—	—	—	15.69%
	Highest contract charge 1.70% Common Shares	$33.98	—	—	—	14.45%
	All contract charges	—	1,188	$41,615	0.00%	—

FSA-270

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

ProFund VP Biotechnology (Continued)
2018	Lowest contract charge 0.65% Common Shares	$30.84	—	—	—	(7.36)%
	Highest contract charge 1.70% Common Shares	$29.69	—	—	—	(8.34)%
	All contract charges	—	1,339	$40,876	0.00%	—
2017	Lowest contract charge 0.65% Common Shares	$33.29	—	—	—	21.72%
	Highest contract charge 1.70% Common Shares	$32.39	—	—	—	20.45%
	All contract charges	—	1,461	$48,437	0.00%	—
2016	Lowest contract charge 0.65% Common Shares	$27.35	—	—	—	(16.00)%
	Highest contract charge 1.70% Common Shares	$26.89	—	—	—	(16.90)%
	All contract charges	—	1,579	$43,361	0.00%	—
2015	Lowest contract charge 0.65% Common Shares	$32.56	—	—	—	2.62%
	Highest contract charge 1.70% Common Shares	$32.36	—	—	—	1.54%
	All contract charges	—	1,714	$56,399	0.00%	—

Putnam VT Diversified Income Fund
2019	Lowest contract charge 0.30% Class IB	$11.57	—	—	—	10.93%
	Highest contract charge 1.70% Class IB	$10.69	—	—	—	9.30%
	All contract charges	—	2,641	$29,312	3.00%	—
2018	Lowest contract charge 0.30% Class IB	$10.43	—	—	—	(1.23)%
	Highest contract charge 1.70% Class IB	$9.78	—	—	—	(2.69)%
	All contract charges	—	1,896	$19,124	2.83%	—
2017	Lowest contract charge 1.10% Class IB	$10.66	—	—	—	5.96%
	Highest contract charge 1.70% Class IB	$10.05	—	—	—	5.35%
	All contract charges	—	1,012	$10,380	5.29%	—
2016	Lowest contract charge 1.10% Class IB	$10.06	—	—	—	4.25%
	Highest contract charge 1.70% Class IB	$9.54	—	—	—	3.70%
	All contract charges	—	790	$7,624	4.76%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.65	—	—	—	(3.69)%
	Highest contract charge 1.70% Class IB	$9.20	—	—	—	(4.07)%
	All contract charges	—	517	$4,815	7.44%	—

Putnam VT Global Asset Allocation Fund
2019	Lowest contract charge 0.30% Class IB	$12.97	—	—	—	16.74%
	Highest contract charge 1.25% Class IB	$12.43	—	—	—	15.74%
	All contract charges	—	377	$4,700	1.45%	—
2018	Lowest contract charge 0.30% Class IB(d)	$11.11	—	—	—	(7.49)%
	Highest contract charge 1.25% Class IB	$10.74	—	—	—	(8.44)%
	All contract charges	—	386	$4,155	1.69%	—
2017	Lowest contract charge 1.10% Class IB	$11.78	—	—	—	14.15%
	Highest contract charge 1.25% Class IB	$11.73	—	—	—	13.88%
	All contract charges	—	366	$4,308	1.21%	—
2016	Lowest contract charge 1.10% Class IB	$10.32	—	—	—	5.52%
	Highest contract charge 1.25% Class IB	$10.30	—	—	—	5.32%
	All contract charges	—	205	$2,120	1.78%	—
2015	Lowest contract charge 1.10% Class IB(d)	$9.78	—	—	—	(4.44)%
	Highest contract charge 1.25% Class IB(d)	$9.78	—	—	—	(4.50)%
	All contract charges	—	122	$1,198	0.00%	—

Putnam VT Multi-Asset Absolute Return Fund
2019	Lowest contract charge 1.10% Class IB	$9.83	—	—	—	4.69%
	Highest contract charge 1.25% Class IB	$10.15	—	—	—	4.64%
	All contract charges	—	231	$2,304	0.00%	—
2018	Lowest contract charge 1.10% Class IB	$9.39	—	—	—	(8.83)%
	Highest contract charge 1.25% Class IB	$9.70	—	—	—	(9.01)%
	All contract charges	—	254	$2,427	0.38%	—
2017	Lowest contract charge 1.10% Class IB	$10.30	—	—	—	5.86%
	Highest contract charge 1.25% Class IB	$10.66	—	—	—	5.65%
	All contract charges	—	248	$2,615	0.00%	—

FSA-271

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Putnam VT Multi-Asset Absolute Return Fund (Continued)
2016	Lowest contract charge 1.10% Class IB	$9.73	—	—	—	(0.41)%
	Highest contract charge 1.25% Class IB	$10.09	—	—	—	(0.59)%
	All contract charges	—	214	$2,145	3.39%	—
2015	Lowest contract charge 1.10% Class IB(c)	$9.77	—	—	—	(2.50)%
	Highest contract charge 1.25% Class IB	$10.15	—	—	—	(1.74)%
	All contract charges	—	161	$1,627	0.06%	—

Putnam VT Research Fund
2019	Lowest contract charge 1.10% Class IB	$15.95	—	—	—	31.71%
	Highest contract charge 1.25% Class IB	$15.85	—	—	—	31.64%
	All contract charges	—	120	$1,916	1.02%	—
2018	Lowest contract charge 1.10% Class IB	$12.11	—	—	—	(5.76)%
	Highest contract charge 1.25% Class IB	$12.04	—	—	—	(5.94)%
	All contract charges	—	93	$1,128	0.00%	—
2017	Lowest contract charge 1.10% Class IB	$12.85	—	—	—	22.03%
	Highest contract charge 1.25% Class IB	$12.80	—	—	—	21.79%
	All contract charges	—	36	$466	0.53%	—
2016	Lowest contract charge 1.10% Class IB	$10.53	—	—	—	8.89%
	Highest contract charge 1.25% Class IB	$10.51	—	—	—	8.69%
	All contract charges	—	11	$114	1.20%	—
2015	Lowest contract charge 1.10% Class IB(d)	$9.67	—	—	—	(6.92)%
	Highest contract charge 1.25% Class IB(d)	$9.67	—	—	—	(6.98)%
	All contract charges	—	1	$15	0.00%	—

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio
2019	Lowest contract charge 1.10% Class II	$10.63	—	—	—	14.30%
	Highest contract charge 1.70% Class II	$10.56	—	—	—	13.55%
	All contract charges	—	395	$4,245	2.18%	—
2018	Lowest contract charge 1.10% Class II	$9.30	—	—	—	(8.28)%
	Highest contract charge 1.70% Class II	$9.30	—	—	—	(8.82)%
	All contract charges	—	362	$3,429	1.55%	—
2017	Lowest contract charge 1.10% Class II	$10.14	—	—	—	12.54%
	Highest contract charge 1.70% Class II	$10.20	—	—	—	11.84%
	All contract charges	—	370	$3,811	1.34%	—
2016	Lowest contract charge 1.10% Class II	$9.01	—	—	—	(1.53)%
	Highest contract charge 1.70% Class II	$9.12	—	—	—	(2.15)%
	All contract charges	—	344	$3,153	0.89%	—
2015	Lowest contract charge 1.10% Class II(c)	$9.15	—	—	—	(8.04)%
	Highest contract charge 1.70% Class II	$9.32	—	—	—	(6.99)%
	All contract charges	—	388	$3,623	0.89%	—

SEI VP Balanced Strategy Fund
2019	Lowest contract charge 1.10% Class III	$11.40	—	—	—	15.50%
	Highest contract charge 1.25% Class III	$12.07	—	—	—	15.28%
	All contract charges	—	610	$7,290	2.76%	—
2018	Lowest contract charge 1.10% Class III	$9.87	—	—	—	(7.84)%
	Highest contract charge 1.25% Class III	$10.47	—	—	—	(8.00)%
	All contract charges	—	822	$8,526	2.07%	—
2017	Lowest contract charge 1.10% Class III	$10.71	—	—	—	10.07%
	Highest contract charge 1.25% Class III	$11.38	—	—	—	9.95%
	All contract charges	—	804	$9,076	1.65%	—
2016	Lowest contract charge 1.10% Class III	$9.73	—	—	—	5.65%
	Highest contract charge 1.25% Class III	$10.35	—	—	—	5.50%
	All contract charges	—	699	$7,178	2.31%	—
2015	Lowest contract charge 1.10% Class III(c)	$9.21	—	—	—	(7.34)%
	Highest contract charge 1.25% Class III	$9.81	—	—	—	(4.57)%
	All contract charges	—	518	$5,081	1.82%	—

FSA-272

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

SEI VP Conservative Strategy Fund
2019	Lowest contract charge 1.10% Class III	$10.76	—	—	—	7.82%
	Highest contract charge 1.25% Class III	$11.02	—	—	—	7.72%
	All contract charges	—	942	$10,347	2.21%	—
2018	Lowest contract charge 1.10% Class III	$9.98	—	—	—	(3.29)%
	Highest contract charge 1.25% Class III	$10.23	—	—	—	(3.49)%
	All contract charges	—	1,081	$11,040	1.54%	—
2017	Lowest contract charge 1.10% Class III	$10.32	—	—	—	3.72%
	Highest contract charge 1.25% Class III	$10.60	—	—	—	3.52%
	All contract charges	—	1,112	$11,784	1.63%	—
2016	Lowest contract charge 1.10% Class III	$9.95	—	—	—	2.58%
	Highest contract charge 1.25% Class III	$10.24	—	—	—	2.50%
	All contract charges	—	1,183	$12,090	1.60%	—
2015	Lowest contract charge 1.10% Class III(c)	$9.70	—	—	—	(2.81)%
	Highest contract charge 1.25% Class III	$9.99	—	—	—	(1.77)%
	All contract charges	—	881	$8,809	1.84%	—

SEI VP Market Growth Strategy Fund
2019	Lowest contract charge 0.30% Class III	$13.20	—	—	—	18.28%
	Highest contract charge 1.25% Class III	$12.44	—	—	—	17.14%
	All contract charges	—	551	$6,748	2.63%	—
2018	Lowest contract charge 0.30% Class III	$11.16	—	—	—	(8.37)%
	Highest contract charge 1.25% Class III	$10.62	—	—	—	(9.23)%
	All contract charges	—	661	$6,916	1.93%	—
2017	Lowest contract charge 0.30% Class III	$12.18	—	—	—	13.41%
	Highest contract charge 1.25% Class III	$11.70	—	—	—	12.28%
	All contract charges	—	665	$7,668	1.44%	—
2016	Lowest contract charge 0.30% Class III	$10.74	—	—	—	7.08%
	Highest contract charge 1.25% Class III	$10.42	—	—	—	6.11%
	All contract charges	—	726	$7,488	2.09%	—
2015	Lowest contract charge 1.10% Class III(c)	$9.14	—	—	—	(8.05)%
	Highest contract charge 1.25% Class III	$9.82	—	—	—	(4.84)%
	All contract charges	—	683	$6,695	1.27%	—

SEI VP Market Plus Strategy Fund
2019	Lowest contract charge 1.10% Class III	$12.09	—	—	—	20.30%
	Highest contract charge 1.25% Class III	$13.22	—	—	—	20.18%
	All contract charges	—	168	$2,151	2.19%	—
2018	Lowest contract charge 1.10% Class III	$10.05	—	—	—	(11.22)%
	Highest contract charge 1.25% Class III	$11.00	—	—	—	(11.43)%
	All contract charges	—	243	$2,604	1.97%	—
2017	Lowest contract charge 1.10% Class III	$11.32	—	—	—	17.06%
	Highest contract charge 1.25% Class III	$12.42	—	—	—	16.95%
	All contract charges	—	170	$2,072	1.46%	—
2016	Lowest contract charge 1.10% Class III	$9.67	—	—	—	6.97%
	Highest contract charge 1.25% Class III	$10.62	—	—	—	6.73%
	All contract charges	—	170	$1,780	1.99%	—
2015	Lowest contract charge 1.10% Class III(c)	$9.04	—	—	—	(9.05)%
	Highest contract charge 1.25% Class III	$9.95	—	—	—	(4.97)%
	All contract charges	—	151	$1,497	0.97%	—

SEI VP Moderate Strategy Fund
2019	Lowest contract charge 1.10% Class III	$11.34	—	—	—	12.06%
	Highest contract charge 1.25% Class III	$11.98	—	—	—	11.96%
	All contract charges	—	739	$8,677	2.76%	—
2018	Lowest contract charge 1.10% Class III	$10.12	—	—	—	(5.07)%
	Highest contract charge 1.25% Class III	$10.70	—	—	—	(5.23)%
	All contract charges	—	829	$8,698	1.91%	—

FSA-273

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

SEI VP Moderate Strategy Fund (Continued)
2017	Lowest contract charge 1.10% Class III	$10.66	—	—	—	6.81%
	Highest contract charge 1.25% Class III	$11.29	—	—	—	6.61%
	All contract charges	—	764	$8,448	1.41%	—
2016	Lowest contract charge 1.10% Class III	$9.98	—	—	—	4.83%
	Highest contract charge 1.25% Class III	$10.59	—	—	—	4.75%
	All contract charges	—	1,177	$12,143	2.18%	—
2015	Lowest contract charge 1.10% Class III(c)	$9.52	—	—	—	(4.42)%
	Highest contract charge 1.25% Class III	$10.11	—	—	—	(2.51)%
	All contract charges	—	827	$8,277	2.42%	—

T. Rowe Price Equity Income Portfolio
2019	Lowest contract charge 0.30% Class II	$15.77	—	—	—	25.66%
	Highest contract charge 1.25% Class II	$14.86	—	—	—	24.46%
	All contract charges	—	1,175	$16,615	2.14%	—
2018	Lowest contract charge 0.30% Class II	$12.55	—	—	—	(9.97)%
	Highest contract charge 1.25% Class II	$11.94	—	—	—	(10.83)%
	All contract charges	—	945	$10,746	1.93%	—
2017	Lowest contract charge 0.30% Class II	$13.94	—	—	—	15.40%
	Highest contract charge 1.25% Class II	$13.39	—	—	—	14.25%
	All contract charges	—	598	$7,729	1.64%	—
2016	Lowest contract charge 1.10% Class II	$10.72	—	—	—	17.54%
	Highest contract charge 1.25% Class II	$11.72	—	—	—	17.43%
	All contract charges	—	399	$4,568	2.14%	—
2015	Lowest contract charge 1.10% Class II(c)	$9.12	—	—	—	(8.62)%
	Highest contract charge 1.25% Class II	$9.98	—	—	—	(8.27)%
	All contract charges	—	243	$2,411	1.72%	—

Templeton Developing Markets VIP Fund
2019	Lowest contract charge 1.30% Class 2	$12.99	—	—	—	25.14%
	Highest contract charge 1.70% Class 2	$12.46	—	—	—	24.48%
	All contract charges	—	1,042	$13,391	1.00%	—
2018	Lowest contract charge 1.30% Class 2	$10.38	—	—	—	(16.96)%
	Highest contract charge 1.70% Class 2	$10.01	—	—	—	(17.20)%
	All contract charges	—	1,137	$11,687	0.88%	—
2017	Lowest contract charge 1.30% Class 2	$12.50	—	—	—	38.58%
	Highest contract charge 1.70% Class 2	$12.09	—	—	—	38.01%
	All contract charges	—	1,142	$14,129	0.83%	—
2016	Lowest contract charge 1.30% Class 2	$9.02	—	—	—	15.94%
	Highest contract charge 1.70% Class 2	$8.76	—	—	—	15.42%
	All contract charges	—	1,707	$15,135	0.67%	—
2015	Lowest contract charge 1.30% Class 2	$7.78	—	—	—	(20.61)%
	Highest contract charge 1.70% Class 2	$7.59	—	—	—	(20.94)%
	All contract charges	—	975	$7,529	2.07%	—

Templeton Foreign VIP Fund
2019	Lowest contract charge 1.30% Class 2	$12.32	—	—	—	11.09%
	Highest contract charge 1.70% Class 2	$11.82	—	—	—	10.57%
	All contract charges	—	503	$6,126	1.75%	—
2018	Lowest contract charge 1.30% Class 2	$11.09	—	—	—	(16.55)%
	Highest contract charge 1.70% Class 2	$10.69	—	—	—	(16.87)%
	All contract charges	—	577	$6,346	2.68%	—
2017	Lowest contract charge 1.30% Class 2	$13.29	—	—	—	15.16%
	Highest contract charge 1.70% Class 2	$12.86	—	—	—	14.72%
	All contract charges	—	656	$8,632	2.60%	—
2016	Lowest contract charge 1.30% Class 2	$11.54	—	—	—	5.77%
	Highest contract charge 1.70% Class 2	$11.21	—	—	—	5.36%
	All contract charges	—	733	$8,376	1.93%	—

FSA-274

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

Templeton Foreign VIP Fund (Continued)
2015	Lowest contract charge 1.30% Class 2	$10.91	—	—	—	(7.70)%
	Highest contract charge 1.70% Class 2	$10.64	—	—	—	(8.04)%
	All contract charges	—	881	$9,525	3.50%	—

Templeton Global Bond VIP Fund
2019	Lowest contract charge 0.30% Class 2	$10.48	—	—	—	1.75%
	Highest contract charge 1.70% Class 2	$11.94	—	—	—	0.25%
	All contract charges	—	10,703	$123,763	7.13%	—
2018	Lowest contract charge 0.30% Class 2	$10.30	—	—	—	1.58%
	Highest contract charge 1.70% Class 2	$11.91	—	—	—	0.25%
	All contract charges	—	11,252	$130,384	0.00%	—
2017	Lowest contract charge 0.30% Class 2	$10.14	—	—	—	1.71%
	Highest contract charge 1.70% Class 2	$11.88	—	—	—	0.17%
	All contract charges	—	11,567	$134,443	0.00%	—
2016	Lowest contract charge 0.30% Class 2	$9.97	—	—	—	2.57%
	Highest contract charge 1.70% Class 2	$11.86	—	—	—	1.19%
	All contract charges	—	11,575	$135,069	0.00%	—
2015	Lowest contract charge 0.30% Class 2	$9.72	—	—	—	(4.61)%
	Highest contract charge 1.70% Class 2	$11.72	—	—	—	(5.94)%
	All contract charges	—	12,105	$140,275	7.88%	—

Templeton Growth VIP Fund
2019	Lowest contract charge 1.30% Class 2	$15.61	—	—	—	13.61%
	Highest contract charge 1.70% Class 2	$14.99	—	—	—	13.13%
	All contract charges	—	84	$1,293	2.70%	—
2018	Lowest contract charge 1.30% Class 2	$13.74	—	—	—	(15.96)%
	Highest contract charge 1.70% Class 2	$13.25	—	—	—	(16.30)%
	All contract charges	—	102	$1,381	1.97%	—
2017	Lowest contract charge 1.30% Class 2	$16.35	—	—	—	17.04%
	Highest contract charge 1.70% Class 2	$15.83	—	—	—	16.48%
	All contract charges	—	121	$1,961	1.63%	—
2016	Lowest contract charge 1.30% Class 2	$13.97	—	—	—	8.13%
	Highest contract charge 1.70% Class 2	$13.59	—	—	—	7.77%
	All contract charges	—	135	$1,868	2.04%	—
2015	Lowest contract charge 1.30% Class 2	$12.92	—	—	—	(7.65)%
	Highest contract charge 1.70% Class 2	$12.61	—	—	—	(8.02)%
	All contract charges	—	149	$1,915	2.60%	—

VanEck VIP Global Hard Assets Fund
2019	Lowest contract charge 0.30% Class S	$5.77	—	—	—	11.18%
	Highest contract charge 1.70% Class S	$6.35	—	—	—	9.67%
	All contract charges	—	2,536	$16,261	0.00%	—
2018	Lowest contract charge 0.30% Class S	$5.19	—	—	—	(28.61)%
	Highest contract charge 1.70% Class S	$5.79	—	—	—	(29.73)%
	All contract charges	—	2,882	$16,799	0.00%	—
2017	Lowest contract charge 0.30% Class S	$7.27	—	—	—	(2.15)%
	Highest contract charge 1.70% Class S	$8.24	—	—	—	(3.63)%
	All contract charges	—	3,140	$26,029	0.00%	—
2016	Lowest contract charge 0.30% Class S	$7.43	—	—	—	42.88%
	Highest contract charge 1.70% Class S	$8.55	—	—	—	41.09%
	All contract charges	—	3,507	$30,064	0.37%	—
2015	Lowest contract charge 0.30% Class S	$5.20	—	—	—	(33.84)%
	Highest contract charge 1.70% Class S	$6.06	—	—	—	(34.77)%
	All contract charges	—	3,188	$19,463	0.03%	—

FSA-275

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Continued)

December 31, 2019

8.	Financial Highlights (Continued)

		Years Ended December 31,
		Unit Value	Units Outstanding (000’s)	Accumulation Unit Values (000’s)	Investment Income Ratio*	Total Return**

VanEck VIP Unconstrained Emerging Markets Bond Fund
2019	Lowest contract charge 1.10% Initial Class	$10.41	—	—	—	11.46%
	Highest contract charge 1.25% Initial Class	$10.14	—	—	—	11.18%
	All contract charges	—	94	$977	0.35%	—
2018	Lowest contract charge 1.10% Initial Class	$9.34	—	—	—	(7.25)%
	Highest contract charge 1.25% Initial Class	$9.12	—	—	—	(7.32)%
	All contract charges	—	108	$994	7.08%	—
2017	Lowest contract charge 1.10% Initial Class	$10.07	—	—	—	11.03%
	Highest contract charge 1.25% Initial Class	$9.84	—	—	—	10.94%
	All contract charges	—	94	$940	2.13%	—
2016	Lowest contract charge 1.10% Initial Class	$9.07	—	—	—	5.22%
	Highest contract charge 1.25% Initial Class	$8.87	—	—	—	5.09%
	All contract charges	—	85	$756	0.00%	—
2015	Lowest contract charge 1.10% Initial Class(c)	$8.62	—	—	—	(12.22)%
	Highest contract charge 1.25% Initial Class	$8.44	—	—	—	(14.23)%
	All contract charges	—	69	$576	4.71%	—

(a)	Units were made available on February 23, 2015.
(b)	Units were made available on March 27, 2015.
(c)	Units were made available on May 26, 2015.
(d)	Units were made available on July 20, 2015.
(e)	Units were made available on February 22, 2016.
(f)	Units were made available on May 19, 2017.
(g)	Units were made available on November 20, 2017.
(h)	Units were made available on October 22, 2018.
(i)	EQ/American Century Mid Cap Value replaced American Century VP Mid Cap Value Fund due to a substitution on October 22, 2018.
(j)	EQ/Fidelity Institutional AM® Large Cap, formerly known as EQ/Fidelity Institutional AMSM Large Cap, replaced Fidelity® VIP Contrafund® Portfolio due to a substitution on October 22, 2018.
(k)	EQ/Franklin Rising Dividends replaced Franklin Rising Dividends VIP Fund due to a substitution on October 22, 2018.
(l)	EQ/Franklin Strategic Income replaced Franklin Strategic Income VIP Fund due to a substitution on October 22, 2018.
(m)	EQ/Goldman Sachs Mid Cap Value replaced Goldman Sachs VIT Mid Cap Value Fund due to a substitution on October 22, 2018.
(n)	EQ/Invesco Global Real Estate replaced Invesco V.I. Global Real Estate Fund due to a substitution on October 22, 2018.
(o)	EQ/Invesco International Growth replaced Invesco V.I. International Growth Fund due to a substitution on October 22, 2018.
(p)	EQ/Lazard Emerging Markets Equity replaced Lazard Retirement Emerging Markets Equity Portfolio due to a substitution on October 22, 2018.
(q)	EQ/MFS International Value replaced MFS® International Value Portfolio due to a substitution on October 22, 2018.
(r)	EQ/MFS Mid Cap Focused Growth, formerly known as EQ/Ivy Mid Cap Growth, replaced IVY VIP Mid Cap Growth due to a substitution on October 22, 2018.
(s)	EQ/MFS Technology replaced MFS® Technology Portfolio due to a substitution on October 22, 2018.
(t)	EQ/MFS Utilities Series replaced MFS® Utilities Series due to a substitution on October 22, 2018.
(u)	EQ/PIMCO Real Return replaced PIMCO Real Return Portfolio due to a substitution on October 22, 2018.
(v)	EQ/PIMCO Total Return replaced PIMCO Total Return Portfolio due to a substitution on October 22, 2018.
(w)	EQ/Science and Technology, formerly known as EQ/Ivy Science and Technology, replaced Ivy VIP Science and Technology due to a substitution on October 22, 2018.
(x)	EQ/T. Rowe Price Health Sciences replaced T. Rowe Price Health Sciences Portfolio due to a substitution on October 22, 2018.
(y)	EQ/Wellington Energy, formerly known as EQ/Ivy Energy, replaced Ivy VIP Energy due to a substitution on October 22, 2018.
(z)	Units were made available on November 02, 2018.
(aa)	Ivy VIP Small Cap Growth replaced Ivy VIP Micro Cap Growth due to a merger on November 02, 2018.
(ab)	Units were made available on February 19, 2019.
*	This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the Variable Investment Option from the Portfolio, divided by the average net assets. This ratio excludes those expenses, such as asset charges, that result in direct reductions in the unit values. The recognition of dividend income by the Variable Investment Option is affected by the timing of the declaration of dividends by the Portfolio in which the Variable Investment Option invests. For those Variable Investment Options with less than a year of operations, this ratio is not annualized but calculated from the effective date through the end of the reporting period.
**	This ratio represents the total return for the periods indicated, including changes in the value of the Portfolio and reimbursement effected as a reallocation of equity(see Note 6). The ratios do not include any expenses, such as premium and withdrawal charges, as applicable or expenses assessed through redemption.

FSA-276

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT NO. 70

Notes to Financial Statements (Concluded)

December 31, 2019

9.	Subsequent Events

All material subsequent transactions and events have been evaluated for the period from December 31, 2019 through April 20, 2020, the date on which the financial statements were issued. Except as noted below, it has been determined that there are no transactions or events that require adjustment or disclosure in the financial statements.

A. Reorganizations

The following Variable Investment Options will be involved in planned reorganizations(“Reorganization Plans”). If the shareholders approve the Reorganization Plans, it is anticipated that the Reorganization Plans will take place in early to mid-June 2020. The Reorganization Plans provide for the reorganization of certain Portfolios, where interests in certain Variable Investment Options(the “Surviving Portfolio”) will replace interests in the current investment options(the “Removed Portfolio”).

Proposed Acquired Portfolio	Proposed Acquiring Portfolio
CharterSM Conservative	EQ/Conservative Allocation
CharterSM Aggressive Growth
CharterSM Growth
CharterSM Moderate
CharterSM Moderate Growth	All Asset Growth–Alt 20
CharterSM Small Cap Growth	EQ/Morgan Stanley Small Cap Growth
CharterSM Small Cap Value	1290 VT Small Cap Value
EQ/Franklin Templeton Allocation Managed Volatility	EQ/Aggressive Growth Strategy
EQ/Science and Technology	EQ/MFS Technology
EQ/Templeton Global Equity Managed Volatility Portfolio	1290 VT SmartBeta Equity
EQ/UBS Growth and Income	EQ/Capital Guardian Research
Multimanager Mid Cap Growth	EQ/Janus Enterprise
Multimanager Mid Cap Value	EQ/American Century Mid Cap Value

B. Others

Subsequent to December 31, 2019, equity and financial markets have experienced significant volatility and interest rates have continued to decline due to the COVID-19 pandemic. AXA Equitable is currently unable to determine the extent of the impact of the pandemic to its operations and financial condition.

FSA-277

Equitable Financial Life Insurance Company

Supplement Dated December 21, 2020 to the current prospectuses and supplements to the prospectuses for:

•	Investment Edge® 21

This Supplement relates to the Structured Investment Option which is currently available under our Investment Edge® 21 variable annuity contract (the “variable annuity contract”). Any amount that you decide to invest in the Structured Investment Option would be invested in one of the “Segments” of the Structured Investment Option, each of which has a limited duration (a “Segment Duration”). The Structured Investment Option may not currently be available under all contracts or in all states.

The purpose of this Supplement is solely to add to your current variable annuity contract prospectus a very limited amount of information about the Structured Investment Option. Much more complete information about the Structured Investment Option is contained in a separate Structured Investment Option prospectus dated December 23, 2020. All of the information in the variable annuity contract prospectus also continues to remain applicable, except as otherwise provided in this Supplement (or any other supplement to the variable annuity contract prospectus) or in the Structured Investment Option prospectus.

Accordingly, you should read this Supplement in conjunction with your variable annuity contract prospectus and the Structured Investment Option prospectus (and any other supplements thereto). This Supplement incorporates your variable annuity contract prospectus (and any other supplements thereto) and the Structured Investment Option prospectus (and any other supplements thereto) by reference. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in your variable annuity contract prospectus.

Charges for the Structured Investment Option

If you allocate any of your account value to the Structured Investment Option, a charge or deduction could result. To reflect these, the following item is added to the chart entitled “Charges we periodically deduct from your account value” under “Fee table” in your variable annuity contract prospectus:

Charges we deduct from Segments
	Investment Edge®	Investment Edge® Select	Investment Edge® ADV
Contract Fee(1)	1.00%	1.25%	0.25%

Adjustments for early transfer, withdrawal other distribution from a Segment
When calculation is made	Maximum amount that may be lost(2)
Segment Interim Value is applied on transfer, withdrawal or other distribution from a Segment prior to its Segment Maturity Date	90% of Segment Investment

Notes:

(1)

The Contract Fee percentage reduces the Segment Rate of Return. If the contract is surrendered or annuitized, a withdrawal or transfer out is taken, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge from each Segment as part of the Segment Interim Value calculation.

(2)

The actual amount of the Segment Interim Value calculation is determined by a formula that depends on, among other things, the Segment Buffer and how the Index has performed since the Segment Start Date, as discussed in detail under “Appendix I” in your Structured Investment Option prospectus. The maximum loss would occur if there is a total distribution for a Segment with a -10% buffer at a time when the Index price has declined to zero. If you surrender or cancel your variable annuity contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate.

This fee table applies specifically to the Structured Investment Option and should be read in conjunction with the fee table in your variable annuity contract prospectus.

Breakpoint Credit

Account value in the Segment Type Holding Accounts and Segments (using the Segment Interim Value) will be included in determining whether you meet the BPC Thresholds and in calculating the amount, if any, of the Breakpoint credit. On the Crediting Date, the BPC attributable to the Structured Investment Option will be credited to the EQ/Money Market variable investment option.

The Contract Fee

Variable Investment Options. Under the provisions of your variable annuity contract, we deduct a daily charge(s) from the net assets in each variable investment option to compensate us for mortality and expense risks and other expenses. The Segment Type Holding Account is part of the EQ/Money Market variable investment option available under your variable annuity contract.

For amounts held in a Segment Type Holding Account, we do not charge the Contract Fee.

Segments. We also deduct the Contract Fee from each Segment as part of the Segment Rate of Return. The charge is equal to an annual rate of 1.00%, 1.25% or 0.25% (depending on which series of variable annuity contract you purchase) in each Segment for the Segment Duration and is deducted when calculating the Segment Rate of Return on the Segment Maturity Date. A pro rata portion of this charge is deducted as part of the Segment Interim Value calculation if a partial withdrawal or transfer is taken from a Segment on a date other than the Segment Maturity Date or if the contract is surrendered, annuitized or a death benefit paid on a date other than the Segment Maturity Date. The Segment Investment is also reduced.

How We Allocate Charges Among Your Investment Options

If you allocate any account value to the Structured Investment Option, our procedures for allocating contract fees and charges among the investment options you are using is different than in the absence of the Structured Investment Option. Accordingly, the following paragraphs are added to the “Charges and expenses” section.

Annual administrative charge

The Contract Maintenance Fee is deducted from the account value in the variable investment options on a pro rata basis on the contract date anniversary. If there is insufficient value or no value in the variable investment options, any remaining portion of the fee or the total fee will be deducted from amounts in the Dollar Cost Averaging program. If there is insufficient value or no value in the Dollar Cost Averaging program, any remaining portion of the fee or the total fee will be deducted from the Segment Type Holding Account(s). If there is insufficient value or no value in the Segment Type Holding Account(s), any remaining portion of the charge will be deducted pro rata from the Segments.

Return of Premium death benefit charge

The Return of Premium death benefit charge is deducted from the account value in the variable investment options on a pro rata basis on the contract date anniversary. If there is insufficient value or no value in the variable investment options, any remaining portion of the charge or the total charge will be deducted from amounts in the Dollar Cost Averaging program. If there is insufficient value or no value in the Dollar Cost Averaging program, any remaining portion of the charge or the total charge will be deducted from the Segment Type Holding Account(s). If there is insufficient value or no value in the Segment Type Holding Account(s), any remaining portion of the charge will be deducted pro rata from the Segments.

Hierarchy for withdrawals.

If you allocate any value to the Structured Investment Option, our procedures for taking withdrawals from the investment options you are using is different than in the absence of the Structured Investment Option. Accordingly, the following supplements the “Accessing your money” section.

How withdrawals are taken from your account value

We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options. We treat scheduled payments under any form of Income Edge payment program in the same manner. If there is insufficient value or no value in the variable investment options, any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn from amounts in the dollar cost averaging program (if any). A partial withdrawal (or, if applicable, an Income Edge payment program scheduled payment) from amounts in the dollar cost averaging program (if any) will not terminate the dollar cost averaging program. If there is insufficient value or no value in the dollar cost averaging program, any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn from amounts in the Segment Type Holding Account(s) (if any). If there is insufficient value or no value in the Segment Type Holding Account(s), any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn pro rata from amounts in the Segments.

If you direct us to subtract an automated withdrawal (systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals) from specific variable investment option(s), and the value in the selected variable investment option(s) drops below the requested withdrawal amount, the requested amount will be taken on a pro rata basis from all other investment options, including the Structured Investment Option, according to the above hierarchy on the business day after the withdrawal was scheduled to occur. Assuming there is still no value in the specific variable investment options, all subsequent automated withdrawals will be processed according to the above hierarchy.

For non-automated lump sum withdrawals (i.e., partial withdrawals), if you direct us to subtract such a withdrawal from specific investment option(s) and the value in the selected investment option(s) is less than the requested withdrawal amount, the request will not be processed and we will ask you to amend the request before it can be processed. You cannot take withdrawals pro rata from specified investment options.

Copyright 2020 Equitable Financial Life Insurance Company. All rights reserved.

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

212-554-1234

2

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits.

(a)   The following Financial Statements are included in Part B of the Registration Statement:

  The financial statements of AXA Equitable Life Insurance Company and Separate Account No. 70 are included in the Statement of Additional Information.

(b)   Exhibits.

The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

1.    Board of Directors Resolutions.

Resolutions of the Board of Directors of Equitable Life Assurance Society of the United States (“Equitable”) authorizing the establishment of the Registrant, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on June 7, 1996.

2.    Custodial Agreements. Not applicable.

3.   Underwriting Contracts.

(a)

Distribution Agreement, dated as of January 1, 1998 by and between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-64749) filed on August 5, 2011.

(a)(i)

First Amendment dated as of January 1,  2001 to the Distribution Agreement dated as of January  1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445) filed on August 11, 2005.

(a)(ii)

Second Amendment dated as of January 1, 2012 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on April 24, 2012.

(a)(iii)

Third Amendment dated as of November 1, 2014 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 19, 2016.

(a)(iv)

Fourth Amendment dated as of August 1, 2015 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(b)

Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-64749) filed on April 25, 2001.

(c)

Transition Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-64749) filed on April 25, 2001.

(d)

General Agent Sales Agreement dated January  1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No.  2-30070) filed on April 19, 2004.

(d)(i)

First Amendment dated as of January 1, 2003 to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) on April 24, 2012.

(d)(ii)

Second Amendment dated as of January 1, 2004 to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No.333-05593) on April 24, 2012.

(d)(iii)

Third Amendment dated as of July 19, 2004 to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

(d)(iv)

Fourth Amendment dated as of November 1, 2004 to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

(d)(v)

Fifth Amendment dated as of November  1, 2006, to General Agent Sales Agreement dated as of January  1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No.  333-05593), filed on April 24, 2012.

(d)(vi)

Sixth Amendment dated as of February  15, 2008, to General Agent Sales Agreement dated as of January  1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

(d)(vii)

Seventh Amendment dated as of February  15, 2008, to General Agent Sales Agreement dated as of January  1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070), filed on April 20, 2009.

(d)(viii)

Eighth Amendment dated as of November  1, 2008, to General Agent Sales Agreement dated as of January  1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070), filed on April 20, 2009.

(d)(ix)

Ninth Amendment dated as of November 1, 2011 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on April 24, 2012.

(d)(x)

Tenth Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on October 16, 2014.

(d)(xi)

Eleventh Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on October 16, 2014.

(d)(xii)

Twelfth Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on October 16, 2014.

(d)(xiii)

Thirteenth Amendment dated as of October  1, 2014 to General Agent Sales Agreement dated as of January  1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-202147) filed on September 9, 2015.

(d)(xiv)

Fourteenth Amendment dated as of August 1, 2015 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070), filed on April 19, 2016.

(d)(xv)

Sixteenth Amendment dated May 1, 2016 to the General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company, (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(d)(xvi)

Seventeenth Amendment to General Agent Sales Agreement, dated as of August 1, 2016, by and between AXA Equitable Life Insurance Company, formerly known as The Equitable Life Assurance Society of the United States, (“AXA Equitable”), and AXA NETWORK, LLC, (“General Agent”) incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

(d)(xvii)

Eighteenth Amendment to General Agent Sales Agreement, dated as of March 1 2017, by and between AXA Equitable Life Insurance Company, formerly known as The Equitable Life Assurance Society of the United States, (“AXA Equitable”), and AXA NETWORK, LLC (“General Agent”) incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

(e)

Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 20, 2005.

(e)(i)

Broker-Dealer and General Agent Sales Agreement dated as of March 15, 2016 between AXA Distributors, LLC, AXA Advisors, LLC and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(f)

Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 20, 2005.

(g)

Services Agreement made as of December 1, 2010, by and among Legg Mason Investor Services, LLC (“Distributor”), a Maryland limited liability company that serves as the principal underwriter of Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (collectively, “Fund”), and AXA Equitable Life Insurance Company (the “Company”), a New York Corporation, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on April 23, 2014.

(g)(i)

Amendment No. 1 (“Amendment”), effective March 28, 2014, to the Services Agreement (the “Agreement”), dated December 1, 2010, between AXA Equitable Life Insurance Company (the “Company”) and Legg Mason Investor Services, LLC (the “Distributor”) (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on April 23, 2014.

4.	Contracts. (Including Riders and Endorsements)

	(a)	Form of Contract, 2021BASE1-A, filed herewith.

	(a)(1)	Form of Contract, 2021BASE1-B, filed herewith.

	(b)	Form of Contract, 2021BASE2-A, filed herewith.

	(b)(1)	Form of Contract, 2021BASE2-B, filed herewith.

	(c)	Form of Data Pages, 2021DPB-IE, filed herewith.

	(d)	Form of Data Pages, 2021DPC-IE, filed herewith.

	(e)	Form of Data Pages, 2021DPADV-IE, filed herewith.

	(f)	Form of ROP Death Benefit Rider, 2021ROPDB-IE, filed herewith.

	(g)	Form of Endorsement Applicable to the NQ Income Edge Series Payment Programs, 2021NQPP-IE, filed herewith.

	(h)	Form of Endorsement Applicable to the Spousal Continuation and Beneficiary Continuation Options Under your Contract, 2021CCOBR-IE, filed herewith.

	(i)	Form of Inherited Non-Qualified Payout Endorsement, 2021NHNQ-IE, filed herewith.

	(j)	Form of NQ Endorsement, 2021NQ-IE, filed herewith.

	(k)	Form of IRA Endorsement, 2021IRA-IE, filed herewith.

	(l)	Form of Roth Endorsement, 2021ROTH-IE, filed herewith.

	(m)	Form of Endorsement Applicable to SEP-IRA Contracts, 2021SEP-IE, filed herewith.

	(n)	Form of Inherited IRA Endorsement, 2021INHIRA-IE, filed herewith.

	(o)	Form of Inherited Roth IRA Endorsement, 2021INROTH-IE, filed herewith.

	(p)	Form of QP-DB Endorsement, 2021QPDB-IE, filed herewith.

	(q)	Form of QP-DC Endorsement, 2021QPDC-IE, filed herewith.

	(r)	Form of TGAP 1 Data Pages, 2021TGAP1, filed herewith.

	(s)	Form of TGAP 2 Data Pages, 2021TGAP2, filed herewith.

	(t)	Form of TGAP 3 Data Pages, 2021TGAP3, filed herewith.

	(u)	Form of SIO Rider, 2021SIO, filed herewith.

5.	Applications.

	(a)	Form of Advisors Application, 2021 App 01 IE, filed herewith.

	(b)	Form of ADL Application, 2021 App 02 IE, filed herewith.

	(c)	Form of Advisors Application (ADV), 2021 App 01 IE ADV, filed herewith.

	(d)	Form of ADL Application (ADV), 2021 App 02 IE ADV, filed herewith.

	(e)	Form of SEL Application, 2021 APP 01 IE SEL, filed herewith.

	(f)	Form of SEL Application, 2021 APP 02 IE SEL, filed herewith.

6.		Depositor’s Certificate of Incorporation and By-Laws.

	(a)	Restated Charter of Equitable Financial Life Insurance Company incorporated herein by reference to Registration Statement on Form N-6, (File No. 333-232418), filed on June 29, 2020.

	(b)	By-Laws of Equitable Financial Life Insurance Company, as amended June 15, 2020, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-232418), filed on June 29, 2020

7.	Reinsurance Contracts. N.A.

8.	Participation Agreements.

	(a)	Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company (“AXA Equitable”), AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on February 7, 2003.

	(a)(i)	Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 10, 2004.

	(a)(ii)	Amendment No. 2, dated July 9, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on October 15, 2004.

	(a)(iii)	Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on October 15, 2004.

	(a)(iv)	Amendment No. 4, dated May 1, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 7, 2005.

	(a)(v)	Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 5, 2006.

	(a)(vi)	Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 2, 2007.

	(a)(vii)	Amendment No. 7, dated May 1, 2007, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 27, 2007.

	(a)(viii)	Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on December 27, 2007.

	(a)(ix)	Amendment No. 9, dated May 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 13, 2009.

	(a)(x)	Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on March 16, 2009.

	(a)(xi)	Amendment No. 11, dated May 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 15, 2009.

	(a)(xii)	Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on January 21, 2010.

	(a)(xiii)	Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 3, 2011.

	(a)(xiv)	Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 3, 2011.

	(a)(xv)	Amendment No. 15, dated June 7, 2011, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on August 17, 2011.

	(a)(xvi)	Amendment No. 16, dated April 30, 2012, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable and AXA Distributors, LLC, dated July 15, 2002 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 7, 2013.

	(a)(b)(i)	Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

	(a)(b)(ii)	Amendment No. 1 dated as of June 4, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

	(a)(b)(iii)	Amendment No. 2 dated as of October 21, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

	(a)(b)(iv)	Amendment No. 3, dated as of April 4, 2014 (“Amendment No. 3”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

	(a)(b)(v)	Amendment No. 4, dated as of June 1, 2014 (“Amendment No. 4”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

	(a)(b)(vi)	Amendment No. 5, dated as of July 16, 2014 (“Amendment No. 5”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

	(a)(b)(vii)	Amendment No.6, dated as of April 30, 2015 (“Amendment No. 6”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 17, 2015.

	(a)(b)(viii)	Amendment No. 7, dated as of December 21, 2015 (“Amendment No. 7”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on February 11, 2016.

	(a)(b)(ix)	Amendment No. 8, dated as of December 9, 2016 (“Amendment No. 8”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on January 31, 2017.

	(a)(b)(x)	Amendment No. 9 dated as of May 1, 2017 (“Amendment No. 9”) to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on April 28, 2017.

	(a)(b)(xi)	Amendment No. 10 dated as of November 1, 2017 (“Amendment No. 10”) to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on October 27, 2017.

	(a)(b)(xii)	Amendment No. 11 dated as of July 12, 2018 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on July 31, 2018.

	(a)(b)(xiii)	Amendment No. 12 dated as of December 6, 2018 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on April 26, 2019.

	(b)	Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Registration Statement on Form N-1A (File No. 811-10509, 333-70754) filed on December 10, 2001.

	(b)(i)	Amendment No. 1, dated as of August 1, 2003 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-70754) filed on February 25, 2004.

	(b)(ii)	Amendment No. 2, dated as of May 1, 2006 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-70754) filed on June 1, 2006.

	(b)(iii)	Amendment No. 3, dated as of May 25, 2007 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-70754) filed on February 5, 2008.

	(b)(iv)	Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1/A (File No. 333-70754) filed on July 22, 2013.

	(b)(v)	Amendment No. 1 dated as of October 21, 2013, to the Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

	(b)(vi)	Amendment No. 2, dated as of April 18, 2014 (“Amendment No. 2”) to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

	(b)(vii)	Amendment No. 3, dated as of July 8, 2014 (“Amendment No. 3”) to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

	(b)(viii)	Amendment No. 4, dated as of December 10, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

	(b)(ix)	Amendment No. 5, dated as of September 26, 2015 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-70754) filed on April 26, 2016.

	(c)	Participation Agreement by and among AIM Variable Insurance Funds, A I M Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and its Separate Accounts, AXA Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

	(c)(i)	Amendment No. 1 effective October 15, 2009 among AIM Variable Insurance Funds, AIM Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of its Separate Accounts, AXA Advisors, xLLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

	(c)(ii)	Amendment No. 2, dated as of April 19, 2010, to the Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts, and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

	(c)(iii)	Amendment No. 3, dated as of April 30, 2010, to the Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

	(c)(iv)	Amendment No. 4, effective May 1, 2012, to the Participation Agreement dated July 1, 2005, among AIM Variable Insurance Funds, Invesco Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; AXA Advisors LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(c)(v)	Amendment No. 5, dated as of October 1, 2014, to the Participation Agreement dated July 1, 2005, by and among AIM Variable Insurance Funds Invesco Distributors, Inc., AXA Equitable Life Insurance Company, a New York life insurance company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-202147) filed on February 18, 2015.

	(d)	Participation Agreement among AXA Equitable Life Insurance Company, American Century Investment Management, Inc., and American Century Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-153809), filed on July 8, 2011.

	(d)(i)	Amendment No. 2, effective May 1, 2012 to the Participation Agreement dated October 15, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, American Century Investment Management, Inc. and American Century Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(d)(ii)	Amendment No. 3, effective September 1, 2013 to the Participation Agreement dated October 15, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, American Century Investment Management, Inc. and American Century Investment Services, Inc. previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

	(e)	Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC, and Black Rock Investments, LLC, dated October 16, 2009, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

	(e)(i)	Amendment No. 3, effective May 1, 2012 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(e)(ii)	Amendment No. 4, effective August 27, 2013 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

	(e)(iii)	Amendment No. 5, executed as of September 12, 2014 and effective as of October 1, 2014 to the Fund Participation Agreement dated October 16, 2009, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

	(e)(iv)	Amendment No. 6, effective as of September 17, 2018 to the Fund Participation Agreement dated October 16, 2009, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Variable Series Funds II, Inc. BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182796) on April 17, 2019.

	(f)	Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation, and AXA Equitable Life Insurance Company, dated April 16, 2010, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

	(f)(i)	First Amendment effective May 1, 2012 to Amended and Restated Participation Agreement dated April 16, 2010 among AXA Equitable Life Insurance Company, Fidelity Distributors Corporation and Variable Insurance Products Funds, Variable Insurance Products Funds II, Variable Insurance Products Funds III, Variable Insurance Products Funds IV and Variable Insurance Products Funds V, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(g)	Participation Agreement as of July 1, 2005 Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

	(g)(i)	Amendment No. 3 effective as of May 1, 2010 to Participation Agreement as of July 1, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-130988) filed on April 24, 2012.

	(g)(ii)	Amendment No. 5 effective as of May 1, 2012 to Participation Agreement dated July 1, 2005 and subsequently amended June 5, 2007, November 1, 2009, May 1, 2010 and August 16, 2010 among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisers LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(h)	Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., effective October 23, 2009 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

	(h)(i)	Amendment No. 1 dated April 1, 2010 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and AXA Equitable Life Insurance Company incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

	(h)(ii)	Amendment No. 2 effective May 1, 2012 to the Participation Agreement dated October 23, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Waddell & Reed, Inc. and Ivy Funds Variable Insurance Portfolios, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(h)(iii)	Amendment No. 3 effective September 5, 2013, to the Participation Agreement dated October 23, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Waddell & Reed, Inc. and Ivy Funds Variable Insurance Portfolios, previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

	(h)(iv)	Amendment No. 4 dated October 14, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

	(h)(v)	Amendment No. 5 dated October 1, 2016 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

	(h)(vi)	Amendment No. 6 dated April 28, 2017 to the Fund Participation Agreement dated October 23, 2009 among Ivy Variable Insurance Portfolios, Ivy Distributors, Inc., AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182796) on April 17, 2019.

	(i)	Participation Agreement dated July 18, 2002 among MFS Variable Insurance Trust, Equitable Life Assurance Society of the United States, and Massachusetts Financial Service Company, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

	(i)(i)	Amendment No. 1, effective May 1, 2012 to the Participation Agreement dated March 15, 2010 among AXA Equitable Life Insurance Company, MFS Variable Insurance Trust, MFS Variable Insurance Trust II and MFS Fund Distributors, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(j)	Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

	(j)(i)	Amendment No. 3, effective May 1, 2012 to the Participation Agreement dated July 20, 2005 among AXA Equitable Life Insurance Company, T. Rowe Price Equity Series Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(j)(ii)	Amendment No. 4, effective August 16, 2019 to the Participation Agreement dated July 20, 2005 among AXA Equitable Life Insurance Company, T. Rowe Price Equity Series Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc., filed herewith to Registration Statement on Form N-4 (File No. 333-190033) filed on April 23, 2020.

	(k)	Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, dated December 1, 2001, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

	(k)(i)	Third Amendment dated October 20, 2009 effective October 20, 2009, to the Participation Agreement, (the “Agreement”) dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the “Parties”) adding AXA Equitable Insurance Company as a Party to the Agreement, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

	(k)(ii)	Fifth Amendment effective May 1, 2012 to the Participation Agreement dated December 1, 2001, as amended on April 1, 2002, May 30, 2002, October 20, 2009 and April 1, 2010 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(l)	Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation and MONY Life Insurance Company, dated August 7, 2000, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951), filed on November 16, 2009.

	(l)(i)	Amendment No. 1 dated October 13, 2009 to the Participation Agreement, (the “Agreement”) dated August 7, 2000 by and among MONY Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Associates Corporation (collectively, the “Parties”) adding AXA Equitable Insurance Company Agreement, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

	(l)(ii)	Amendment No. 3 effective May 1, 2012 to the Participation Agreement dated August 7, 2000 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, Van Eck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(l)(iii)	Participation Agreement dated October 1, 2013 among Van Eck Securities Corporation, Van Eck Associates Corporation, Van Eck VIP Trust and AXA Equitable Life Insurance Company hereby incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

	(l)(iv)	Amendment No. 1 dated October 28, 2016 to the Participation Agreement dated October 1, 2013 among Van Eck Securities Corporation, Van Eck Associates Corporation, VanEck VIP Trust and AXA Equitable Life Insurance Company hereby incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

	(m)	Participation Agreement, dated August 27, 2010, by and among AXA Equitable Life Insurance Company, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229235) filed on January 14, 2019.

	(m)(i)	Amendment No. 1, effective May 1, 2012 to the Participation Agreement dated August 27, 2010 among AXA Equitable Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

	(n)	Participation Agreement dated April 20, 2012 among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P. and First Trust Portfolios L.P., previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

	(n)(i)	Amendment No. 1 effective March 17, 2014, to the Participation Agreement dated April 20, 2012, among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P. and First Trust Portfolios L.P., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182796) filed on April 23, 2014.

	(o)	Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the “Funds”), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

	(p)	Participation Agreement by and between AXA Equitable Life Insurance Company, on behalf of itself and its separate accounts, and Rydex Distributors, LLC, dated September 1, 2010 incorporated herein by reference to Registration Statement on Form N-4 (333-160951), filed on December 2, 2010 and refiled with Registration Statement on Form N-4A (File No. 333-182796) filed on October 4, 2012.

	(q)	Participation Agreement by and among AXA Equitable Life Insurance Company, J. P. Morgan Investment Management Inc. and JPMorgan Funds Management Inc., dated April 1, 2011, previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

(q)(i)

Amendment No. 1, effective August 20, 2013, to the Participation Agreement by and among AXA Equitable Life Insurance Company, J. P. Morgan Investment Management Inc. and JPMorgan Funds Management Inc., previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

(q) (ii)

Amendment No. 2, effective August 20, 2013, to the Participation Agreement by and among AXA Equitable Life Insurance Company, JPMorgan Insurance Trust, J. P. Morgan Investment Management Inc. and JPMorgan Funds Management Inc., previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on July 7, 2015.

	(q)(iii)	Amendment to Participation Agreement effective August 16, 2019 to the Participation Agreement dated April 1, 2011 among AXA Equitable Life Insurance Company, JPMorgan Insurance Trust, J.P. Morgan Investment Management Inc. and JPMorgan Funds Management Inc., filed herewith to Registration Statement on Form N-4 (File 333-190033) filed on April 23, 2020.

	(r)	Participation Agreement by and among AXA Equitable Life Insurance Company, Delaware VIP Trust, Delaware Management Company, a series of Delaware Management Business Trust and Delaware Distributors, L.P. dated July 9, 2010, previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

(r)(i)

Amendment No. 1, effective August 23, 2013, to the Participation Agreement by and among AXA Equitable Life Insurance Company, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

	(s)	Participation Agreement by and between AXA Equitable Life Insurance Company and Janus Aspen Series, dated July 26, 2005, previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 4, 2013.

(s)(i)

Amendment No. 1, effective August 29, 2013 to the Participation Agreement by and between AXA Equitable Life Insurance Company and Janus Aspen Series previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 11, 2013.

	(t)	Participation Agreement by and among AXA Equitable Life Insurance Company, Eaton Vance Variable Trust and Eaton Vance Distributors, Inc., dated October 7, 2013 previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 11, 2013.

	(u)	Participation Agreement by and among AXA Equitable Life Insurance Company, Federated Insurance Series and Federated Securities Corp. dated October 9, 2013, previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 11, 2013.

	(v)	Participation Agreement by and among AXA Equitable Life Insurance Company, Putnam Variable Trust and Putnam Retail Management Limited Partnership dated October 10, 2013, previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on October 11, 2013.

	(w)	Participation Agreement Among AXA Equitable Life Insurance Company, Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC and Legg Mason Investor Services, LLC dated December 1, 2010, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on April 23, 2014.

	(w)(i)	Amendment No. 1, effective March 28, 2014, to the Participation Agreement (the “Agreement”), dated December 1, 2010, by and among AXA Equitable Life Insurance Company (the “Company”); Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (the “Fund”); Legg Mason Partners Fund Advisor, LLC; and Legg Mason Investor Services, LLC (the “Distributor”) (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on April 23, 2014.

	(w)(ii)	Amendment No. 2, effective October 1, 2014, to the Participation Agreement dated December 1, 2010, as amended March 28, 2014 (the “Agreement”) by and among AXA Equitable Life Insurance Company (the “Company”); Legg Mason Global Asset Management Variable Trust, Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (the “Fund”); Legg Mason Partners Fund Advisor, LLC; and Legg Mason Investor Services, LLC (the “Distributor”) (collectively, the “Parties”), incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

	(x)	Participation Agreement Among AXA Equitable Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management LLC dated August 6, 2010, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on April 23, 2014.

	(x)(i)	Amendment No. 1 effective March 12, 2014 to the Participation Agreement dated August 6, 2010 by and among AXA Equitable Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management LLC dated August 6, 2010, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750), filed on April 23, 2014.

	(y)	AGREEMENT, made and entered into as of this 21st day of April, 2014, by and among AXA EQUITABLE LIFE INSURANCE COMPANY (the “Company”), a New York life insurance company, on its own behalf and on behalf of its separate accounts listed on Schedule A attached hereto and incorporated herein by reference, as such schedule may be amended from time to time (the “Accounts”); HARTFORD SERIES FUND, INC. and HARTFORD HLS SERIES FUND II, INC., each an open-end management investment company organized under the laws of the State of Maryland (each a “Fund”); HARTFORD FUNDS MANAGEMENT COMPANY, LLC (the “Adviser”), a Delaware limited liability company; HARTFORD FUNDS DISTRIBUTORS, LLC (the “Distributor”), a Delaware limited liability company and HARTFORD ADMINISTRATIVE SERVICES COMPANY (the “Transfer Agent”), a Minnesota corporation, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

	(y)(i)	Amendment to Participation Agreement dated April 1, 2019 among AXA Equitable Life Insurance Company, Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Administrative Services Company, Hartford Funds Distributors, LLC and Hartford Fund Management Company, filed herewith to Registration Statement on Form N-4 (File No. 333-190033) filed on April 23, 2020.

	(z)	Participation Agreement by and among AXA Equitable Life Insurance Company, ALPS Variable Investment Trust, ALPS Advisors Inc. and ALPS Portfolio Solutions Distributors Inc., dated May 13, 2015 previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on July 7, 2015.

	(z)(i)	Amendment to Fund Participation Agreement is dated June 14, 2017, and is entered into by and among AXA Equitable Life Insurance Company, a New York insurance company, ALPS Variable Investment Trust, a Delaware Statutory Trust, ALPS Advisors, Inc. a Colorado corporation and ALPS Po1ifolio Solutions Distributor, Inc. , a Colorado corporation previously filed with this Registration Statement on Form N-4 (File No. 333-190033) on April 18, 2018.

	(z)(ii)	Amendment to Participation Agreement effective August 16, 2019 to the Participation Agreement dated May 13, 2015 among AXA Equitable Life Insurance Company, ALPS Variable Investment Trust, ALPS Advisors, Inc. and ALPS Portfolio Solutions Distributor, Inc., filed herewith to Registration Statement on Form N-4 (File No. 333-190033) filed on April 23, 2020.

	(a)(a)	Participation Agreement among AXA Equitable Life Insurance Company, AllianceBernstein L.P., and AllianceBernstein Investments, Inc., dated October 16, 2009, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

9.	Legal Opinion.

Opinion and Consent of Shane Daly, Esq., Vice President and Associate General Counsel, filed herewith.

10. Other Opinions.

(a)	Consent of Independent Registered Public Accounting Firm, filed herewith.

(b)	Powers of Attorney, filed herewith.

11. Omitted Financial Statements. Not applicable.

12. Initial Capital Agreements. Not applicable.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

Set forth below is information regarding the directors and principal officers of the Depositor. The Depositor’s address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of the Depositor.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH THE DEPOSITOR
DIRECTORS

Ramon de Oliveira	Director
Investment Audit Practice, LLC
580 Park Avenue
New York, NY 10065

Francis Hondal	Director
801 Brickell Avenue
Suite 1300
Miami, FL 33131

Daniel G. Kaye	Director
767 Quail Run
Inverness, IL 60067

Joan Lamm-Tennant	Director
Blue Marble Microinsurance
100 Avenue of the Americas
New York, NY 10013

Kristi A. Matus	Director
47-C Dana Road
Boxford, MA 02116

Bertram L. Scott	Director
3601 Hampton Manor Drive
Charlotte, NC 28226

George Stansfield	Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill	Director
Founding Partner
Green & Blue Advisors
285 Central Park West
New York, New York 10024

OFFICER-DIRECTOR

*Mark Pearson	Director and Chief Executive Officer

OTHER OFFICERS

*Nicholas B. Lane	President

*Dave S. Hattem	Senior Executive Director and Secretary

*Jeffrey J. Hurd	Senior Executive Director and Chief Operating Officer

*Anders B. Malmstrom	Senior Executive Director and Chief Financial Officer

*Marine de Boucaud	Managing Director and Chief Human Resources Officer

*Kermitt J. Brooks	Senior Executive Director and General Counsel

*Michael B. Healy	Managing Director and Chief Information Officer

*Andrienne Johnson	Managing Director and Chief Transformation Officer

*Keith Floman	Managing Director and Deputy Chief Actuary

*Michel Perrin	Managing Director and Actuary

*Nicholas Huth	Managing Director, Associate General Counsel and Chief Compliance Officer

*Cassie Carl-Rohm	Managing Director and Chief Talent Officer

*William Eckert	Managing Director and Chief Accounting Officer

*Kathryn Ferrero	Managing Director and Chief Marketing Officer

*William MacGregor	Managing Director and Associate General Counsel

*David Karr	Managing Director

*Jimmy Dewayne Lummus	Managing Director and Controller

*Christina Banthin	Managing Director and Associate General Counsel

*Mary Jean Bonadonna	Managing Director

*Eric Colby	Managing Director

*Graham Day	Managing Director

*Ronald Herrmann	Managing Director

*Steven M. Joenk	Managing Director and Chief Investment Officer

*Kenneth KozlowskI	Managing Director

*Susan La Vallee	Managing Director

*Barbara Lenkiewicz	Managing Director

*Carol Macaluso	Managing Director

*James Mellin	Managing Director

*Hillary Menard	Managing Director

*Kurt Meyers	Managing Director and Associate General Counsel

*Prabha (“Mary”) Ng	Managing Director

*James O’Boyle	Managing Director

*Caroline O’Connell	Managing Director, Chief Strategy and Customer Experience Officer

*Robin Raju	Managing Director

*Trey Reynolds	Managing Director

*Theresa Trusskey	Managing Director

*Marc Warshawsky	Managing Director

*Antonio Di Caro	Managing Director

*Glen Gardner	Managing Director

*Shelby Holklister-Share	Managing Director

*Manuel Prendes	Managing Director

*Aaron Sarfatti	Managing Director and Chief Risk Officer

*Stephen Scanlon	Managing Director

*Samuel Schwartz	Managing Director

*Mia Tarpey	Managing Director

*Gina Tyler	Managing Director and Chief Communications Officer

*Stephanie Withers	Managing Director and Chief Auditor

*Yun (“Julia”) Zhang	Managing Director and Treasurer

Item 26.	Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

Separate Account No. 70 of AXA Equitable Life Insurance Company (the “Separate Account”) is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. (the “Holding Company”).

Set forth below is the subsidiary chart for the Holding Company:

(a) Equitable Holdings, Inc. - Subsidiary Organization Chart: Q1-2020 is incorporated herein by reference to Exhibit 26(a) to Registration Statement on Form N-4 (File No. 333-229766) on Form N-4, filed August 26, 2020.

Item 27.	Number of Contract owners

As of December 1, 2020, there were 0 Qualified Contract Owners and/or 0 Non-Qualified Contract-owners of the contracts offered by the Registrant under this Registration Statement.

Item 28.	Indemnification

(a)	Indemnification of Directors and Officers

The By-Laws of Equitable Financial Life Insurance Company (“Equitable Financial”) provide, in Article VII, as follows:

7.4	Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

(i)

any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

(ii)

any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

(iii)	the related expenses of any such person in any of said categories may be advanced by the Company.

(b)

To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

The directors and officers of Equitable Financial are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Sompo (Endurance Specialty Insurance Company), U.S. Specialty Insurance, ACE (Chubb), Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company Ltd.), Aspen Bermuda XS, CNA, AIG, One Beacon, Nationwide, Berkley, Berkshire, SOMPO, CODA(Chubb) and ARGO Re Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b)	Indemnification of Principal Underwriters

To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equitable Distributors, LLC and Equitable Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Equitable Distributors, LLC and Equitable Advisors, LLC.

(c)	Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Equitable Advisors, LLC and Equitable Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of Equitable Financial, EQ Advisors Trust and EQ Premier VIP Trust, and of Equitable America Variable Accounts A, K and L. In addition, Equitable Advisors is the principal underwriter of Equitable Financial’s Separate Account 301.

(b) Set forth below is certain information regarding the directors and principal officers of Equitable Advisors, LLC and Equitable Distributors, LLC.

(i)	EQUITABLE ADVISORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*David Karr	Director, Chairman of the Board and Chief Executive Officer

*Ronald Herrmann	Director

*Nicholas B. Lane	Director

*Adam Coe	Director

*Frank Massa	Director and President

*Aaron Sarfatti	Director

*Ralph E. Browning, II	Chief Privacy Officer

*Mary Jean Bonadonna	Chief Compliance Officer

*Stephen Lank	Chief Operating Officer

*Patricia Boylan	Broker Dealer and Chief Compliance Officer

*Yun (“Julia”) Zhang	Senior Vice President and Treasurer

*Gina Jones	Vice President and Financial Crime Officer

*Page Pennell	Vice President

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

*James Mellin	Chief Sales Officer

*Nicholas J. Gismondi	Vice President and Controller

*James O’Boyle	Senior Vice President

*Kathryn Ferrero	Vice President

*Prabha (“Mary”) Ng	Chief Information Security Officer

*George Lewandowski	Assistant Vice President and Chief Financial Planning Officer

*Alfred Ayensu-Ghartey	Vice President

*Joshua Katz	Vice President

*Christopher LaRussa	Investment Advisor Chief Compliance Officer

*Christian Cannon	Vice President and General Counsel

*Samuel Schwartz	Vice President

*Dennis Sullivan	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Christine Medy	Secretary

*Francesca Divone	Assistant Secretary

(ii)    EQUITABLE DISTRIBUTORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*Nicholas B. Lane	Director, Chairman of the Board, President and Chief Executive Officer

*Ronald Herrmann	Director and Executive Vice President

*Michael B. Healy	Executive Vice President

*Patrick Ferris	Senior Vice President

*Peter D. Golden	Senior Vice President

*David Kahal	Senior Vice President

*Graham Day	Senior Vice President

*Brett Ford	Senior Vice President

*Trey Reynolds	Senior Vice President

*David Veale	Senior Vice President

*Alfred Ayensu-Ghartey	Vice President and General Counsel

*Alfred D’Urso	Vice President and Chief Compliance Officer

*Michael Schumacher	Senior Vice President

*Mark Teitelbaum	Senior Vice President

*Nicholas Gismondi	Vice President. Chief Financial Officer & Principal Financial Officer and Principal Operating Officer

*Gina Jones	Vice President and Financial Crime Officer

*Yun (“Julia”) Zhang	Vice President and Treasurer

*Francesca Divone	Secretary

*Perry Golas	Vice President

*Karen Farley	Vice President

*Richard Frink	Vice President

*Michael J. Gass	Vice President

*Timothy Jaeger	Vice President

*Laird Johnson	Vice President

*Joshua Katz	Vice President

*Page W. Long	Vice President

*James S. O’Connor	Vice President

*Samuel Schwartz	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Sarah Vita	Vice President

*Jonathan Zales	Senior Vice President

*Stephen Scanlon	Director and Executive Vice President

*Prabha (“Mary”) Ng	Senior Vice President and Chief Information Security Officer

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

* Principal Business Address: 1290 Avenue of the Americas NY, NY 10140

(c)	The information under “Distribution of the Contracts” in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable Financial Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The contract files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.

Item 31.	Management Services

Not applicable.

Item 32.	Undertakings

The Registrant hereby undertakes:

(a)

to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)

to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

The Depositor represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by the Depositor under the respective contracts.

The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registration has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 21st day of December, 2020.

SEPARATE ACCOUNT NO. 70 OF
EQUITABLE FINANCIAL LIFE INSURANCE COMPANY
(Registrant)

By:	Equitable Financial Life Insurance Company
(Depositor)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on this 21st day of December, 2020.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson	Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom	Senior Executive Director and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Managing Director and Chief Accounting Officer

*DIRECTORS:

Ramon de Olivera Daniel G. Kaye Kristi A. Matus Mark Pearson	Bertram L. Scott George Stansfield Charles G.T. Stonehill Joan Lamm-Tennant

*By:	/s/ Shane Daly
Shane Daly
Attorney-in-Fact
December 21, 2020